As filed with the Securities and Exchange Commission on March 29, 2018

Registration No. 333-222341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sailfish Energy Holdings Corporation

(to be renamed Talos Energy, Inc.)

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	82-3532642 (I.R.S. Employer Identification Number)

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lisa S. Jaubert

Senior Vice President, General Counsel and Secretary

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

John Goodgame Rebecca L. Tyler Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002-5200 (713) 220-5800	William S. Moss III Senior Vice President and General Counsel Talos Energy LLC 500 Dallas Street, Suite 2000 Houston, TX 77002 (713) 328-3000	Stephen M. Gill E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company, and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The information in this consent solicitation statement/prospectus is not complete and may be changed. Sailfish Energy Holdings Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED MARCH 29, 2018

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana, 70508

(337) 237-0410

[●], 2018

Dear Stone Energy Corporation Stockholders:

On behalf of the board of directors and management team of Stone Energy Corporation (“Stone Energy”), I am pleased to enclose the consent solicitation statement/prospectus relating to the combination of Stone Energy and Talos Energy LLC (“Talos Energy”). Talos Energy is controlled indirectly by entities controlled by Apollo Management VII, L.P. (“Apollo VII”), Apollo Commodities Management, L.P., with respect to Series I (“Apollo Commodities Management” and, together with Apollo VII, “Apollo Management”), and Riverstone Energy Partners V, L.P. (“Riverstone”).

As we announced on November 21, 2017, Stone Energy, certain of its subsidiaries, Talos Energy, and its indirect wholly owned subsidiary, Talos Production LLC (“Talos Production”), entered into a Transaction Agreement, dated as of November 21, 2017 (the “Transaction Agreement”). The transactions contemplated by the Transaction Agreement (the “Transactions”) include (i) the merger of an indirect, wholly owned subsidiary of Stone Energy with and into Stone Energy (the “Merger”), with Stone Energy surviving the merger as a direct wholly owned subsidiary of Sailfish Energy Holdings Corporation (“New Talos”), (ii) the contribution of 100% of the equity interests in Talos Production to New Talos in exchange for shares of New Talos common stock (the “Talos Contribution”), (iii) the contribution of $102 million in aggregate principal amount of senior unsecured notes issued by Talos Production and Talos Production Finance Inc. (“Talos Production Finance” and, together with Talos Production, the “Talos Issuers”) to New Talos by entities controlled by or affiliated with Apollo Management and Riverstone in exchange for shares of New Talos common stock (the “Sponsor Debt Exchange”), (iv) the exchange of second lien bridge loans issued by the Talos Issuers for newly issued second lien notes of the Talos Issuers (the “New Second Lien Notes”), and (v) the exchange of senior secured notes issued by Stone Energy for New Second Lien Notes.

We believe the combination of Stone Energy and Talos Energy will create a premier offshore-focused exploration and production company and provide the potential for strategic benefits.

Pursuant to the Merger, you will receive, for each share of Stone Energy common stock, one share of New Talos common stock, as described in more detail in the enclosed consent solicitation statement/prospectus under the heading “The Transaction Agreement—Surrender and Payment; Lost Certificates.” After the completion of the Transactions, holders of Stone Energy common stock immediately prior to the Merger will hold 37% of the outstanding New Talos common stock and Talos Energy stakeholders will hold 63% of the outstanding New Talos common stock. We anticipate that the New Talos common stock will be listed on the New York Stock Exchange.

Investment advisors for certain stockholders of Stone Energy, representing approximately 53% of the outstanding shares of Stone Energy common stock, have entered into voting agreements with Stone Energy and Talos Energy pursuant to which they have agreed, subject to the terms of the voting agreements, to execute and return written consents approving and adopting the Transaction Agreement, the Transactions, and any other matters necessary for the consummation of the Transactions within two business days after the registration statement of which this consent solicitation statement/prospectus forms a part becomes effective under the Securities Act of 1933, as amended. The delivery of the written consents pursuant to the voting agreements will be sufficient to adopt the Transaction Agreement and thereby approve and adopt the Transactions.

Stone Energy’s board of directors has reviewed and considered the terms of the Transaction Agreement and has unanimously determined that the Transaction Agreement and the Transactions are advisable and in the best interests of Stone Energy and its stockholders and recommends that you consent to:

•	the adoption of the Transaction Agreement and thereby the approval and adoption of the Transactions, including the Merger, the Talos Contribution, and the Sponsor Debt Exchange;

•	the approval, on a non-binding, advisory basis, of the compensation that will or may become payable to Stone Energy’s named executive officers in connection with the Transactions; and

•	the adoption of the Talos Energy, Inc. Long Term Incentive Plan.

We urge you to read the enclosed consent solicitation statement/prospectus, which includes important information about the Transactions. In particular, see “Risk Factors” beginning on page 36 of this consent solicitation statement/prospectus for a description of the risks that you should consider in evaluating the Transactions.

For a discussion of the U.S. federal income tax consequences of the Transactions, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 122 of this consent solicitation statement/prospectus.

Sincerely,

/s/ James M. Trimble

James M. Trimble

Interim Chief Executive Officer and President

Stone Energy Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this consent solicitation statement/prospectus or the securities to be issued pursuant to the transactions under this consent solicitation statement/prospectus or determined if this consent solicitation statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The enclosed consent solicitation statement/prospectus is dated [●], 2018 and is first being mailed to stockholders on or about [●], 2018.

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

NOTICE OF SOLICITATION OF WRITTEN CONSENT

Stone Energy Corporation (“Stone Energy”) is requesting that you execute and return your written consent to:

1. Adopt the Transaction Agreement, dated as of November 21, 2017, among Stone Energy, Sailfish Energy Holdings Corporation, a direct wholly owned subsidiary of Stone Energy (“New Talos”), Sailfish Merger Sub Corporation, an indirect, wholly owned subsidiary of Stone Energy (“Merger Sub”), Talos Energy LLC (“Talos Energy”), and Talos Production LLC (“Talos Production”) (as it may be amended from time to time, the “Transaction Agreement”), and thereby approve and adopt the transactions contemplated by the Transaction Agreement (the “Transactions”), including (i) the merger of Merger Sub with and into Stone Energy (the “Merger”), with Stone Energy surviving the merger as a direct wholly owned subsidiary of New Talos, (ii) the contribution of 100% of the equity interests in Talos Production to New Talos in exchange for shares of New Talos common stock (the “Talos Contribution”), and (iii) the contribution of $102 million in aggregate principal amount of senior unsecured notes issued by Talos Production and Talos Production Finance Inc. to New Talos by entities controlled by or affiliated with Apollo Management VII, L.P., Apollo Commodities Management, L.P., with respect to Series I, and Riverstone Energy Partners V, L.P. in exchange for shares of New Talos common stock (the “Sponsor Debt Exchange”). A copy of the Transaction Agreement is attached as Annex A to the consent solicitation statement/prospectus accompanying this notice. As a result of the Transactions, including the Merger, each share of Stone Energy common stock outstanding immediately prior to the Merger will be converted as a result of the Merger into the right to receive one share of New Talos common stock.

2. Approve, on a non-binding, advisory basis, the compensation that will or may become payable to Stone Energy’s named executive officers in connection with the Transactions (the “Transaction-Related Compensation”).

3. Adopt the Talos Energy, Inc. Long Term Incentive Plan (the “New Talos LTIP”).

The board of directors of Stone Energy has fixed April 5, 2018 as the record date for the determination of the Stone Energy stockholders entitled to execute and deliver written consents with respect to the accompanying consent solicitation statement/prospectus.

The Stone Energy board of directors, by unanimous vote of the directors, determined that the Transaction Agreement and the Transactions are advisable and in the best interests of Stone Energy and its stockholders and recommends that the Stone Energy stockholders consent to:

•	the adoption of the Transaction Agreement and thereby the approval and adoption of the Transactions, including the Merger, the Talos Contribution, and the Sponsor Debt Exchange;

•	the approval, on a non-binding, advisory basis, of the Transaction-Related Compensation; and

•	the adoption of the New Talos LTIP.

Investment advisors for certain stockholders of Stone Energy, representing approximately 53% of the outstanding shares of Stone Energy common stock, have entered into voting agreements with Stone Energy and Talos Energy pursuant to which they have agreed, subject to the terms of the voting agreements, to execute and return written consents approving and adopting the Transaction Agreement, the Transactions, and any other matters necessary for the consummation of the Transactions within two business days after the registration statement of which the consent solicitation statement/prospectus forms a part becomes effective under the Securities Act of 1933, as amended. The delivery of the written consents pursuant to the voting agreements will be sufficient to adopt the Transaction Agreement and thereby approve and adopt the Transactions.

By Order of the Board of Directors

/s/ Lisa S. Jaubert

Lisa S. Jaubert

Senior Vice President,

General Counsel & Corporate Secretary

Lafayette, Louisiana

[●], 2018

ADDITIONAL INFORMATION

This consent solicitation statement/prospectus incorporates important business and financial information about Stone Energy Corporation (“Stone Energy”) from other documents that are not included in or delivered with this consent solicitation statement/prospectus. This information is available to you without charge. You can obtain copies of the documents incorporated by reference into this consent solicitation statement/prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Stone Energy at the following address and telephone number:

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana, 70508

(337) 237-0410

To obtain timely delivery of documents, you must request them by April 4, 2018, which is no later than five business days before the targeted final date for the receipt of written consents.

See “Where You Can Find Additional Information” beginning on page 278 of this consent solicitation statement/prospectus.

Page
GLOSSARY	1

QUESTIONS AND ANSWERS	5

Questions and Answers about the Transactions	5

Questions and Answers about the Consent Solicitation	8

SUMMARY	11

The Companies	11

The Transactions	12

The New Talos Structure	14

Consideration	14

The Stone Energy Stockholders Will Not Have Appraisal Rights in Connection with the Transactions	14

Treatment of Stone Energy Equity Incentive Awards	15

Treatment of Stone Energy Warrants	15

Material U.S. Federal Income Tax Consequences of the Merger	15

Approvals Required by the Stone Energy Stockholders to Complete the Transactions	15

Recommendations to the Stone Energy Stockholders	16

Opinion of Stone Energy’s Financial Advisor	16

Regulatory Matters Relating to the Transactions	17

Additional Interests of Stone Energy’s Directors and Executive Officers in the Transactions	17

Completion of the Transactions is Subject to a Number of Conditions	18

No Solicitation of Alternative Transactions by Stone Energy	19

Termination Fees and Expenses May Be Payable in the Event the Transaction Agreement is Terminated by Talos Energy or Stone Energy	19

Specific Performance; Remedies	22

New Talos Common Stock Anticipated to be Listed on NYSE; Stone Energy Common Stock to Cease Trading on NYSE and be Deregistered if the Transactions are Completed	22

Former Stone Energy Stockholders Will Hold Shares Representing 37% of the Outstanding Shares of New Talos Following Closing	22

Differences Exist Between the Rights of the New Talos Stockholders and the Stone Energy Stockholders	23

The Transactions and the Performance of New Talos are Subject to a Number of Risks	23

Post-Transactions Governance and Management	23

Stockholders’ Agreement	24

Registration Rights Agreement	27

Support Agreement	27

Exchange Agreement	28

Voting Agreements	28

Market Prices and Dividend Information	28

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL DATA	31

Selected Historical Financial Data of Stone Energy	31

Selected Historical Financial Data of Talos Energy	32

Annex A—Transaction Agreement

Annex B—Form of Amended and Restated Certificate of Incorporation of Sailfish Energy Holdings Corporation

Annex C—Form of Amended and Restated Bylaws of Sailfish Energy Holdings Corporation

Annex D—Support Agreement

Annex E—Form of Stockholders’ Agreement

Annex F—Form of Registration Rights Agreement

Annex G—Exchange Agreement

Annex H—Franklin Voting Agreement

Annex I—MacKay Shields Voting Agreement

Annex J—Fairness Opinion of Petrie Partners Securities, LLC

Annex K—Talos Energy, Inc. Long Term Incentive Plan

GLOSSARY

In this document:

•	“2018 Senior Notes” means, collectively, the 9.75% Senior Notes due 2018 issued by the Talos Issuers;

•	“2022 Secured Notes” means, collectively, the 7.50% Senior Secured Notes due 2022 issued by Stone Energy;

•	“2022 Senior Notes” means, collectively, the 9.75% Senior Notes due 2022 issued by the Talos Issuers;

•	“Apollo Funds” means entities controlled by or affiliated with Apollo Management;

•	“Apollo Management” means, collectively, Apollo Management VII, L.P., a Delaware limited partnership, and Apollo Commodities Management, L.P., with respect to Series I, a Delaware limited partnership;

•	“Bridge Loans” means, collectively, the second lien bridge loans due 2022 issued by the Talos Issuers;

•	“Closing” means the consummation of the Transactions;

•	“Closing Date” means the date on which Closing occurs;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•	“Company Independent Directors” means each of the four independent directors initially designated by Stone Energy to the New Talos Board and any successor to such a director who is appointed to the New Talos Board in accordance with the terms of the Stockholders’ Agreement;

•	“Conversion” means the conversion of Stone Energy, as the surviving corporation of the Merger, into Sailfish Energy LLC by the filing of a Certificate of Formation and a Certificate of Conversion with the Secretary of State of the State of Delaware in accordance with the Delaware Limited Liability Company Act and the DGCL;

•	“DGCL” means the Delaware General Corporation Law;

•	“DOJ” means the U.S. Department of Justice;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Exchange Agreement” means the Exchange Agreement, dated as of November 21, 2017, by and among the Talos Issuers, Stone Energy, New Talos and the lenders and noteholders listed on the schedules thereto, a copy of which is attached as Annex G to this consent solicitation statement/prospectus;

•	“FTC” means the U.S. Federal Trade Commission;

•	“Franklin” means Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts;

•	“GAAP” means generally accepted accounting principles in the United States;

•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Independent Director” means a director who is independent under NYSE listing rules;

•	“Intended Tax Treatment” means the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and, together with the Talos Contribution and the Sponsor Debt Exchange, as part of an exchange under Section 351 of the Code;

•	“IRS” means the Internal Revenue Service;

•	“MacKay Shields” means MacKay Shields LLC, as investment manager on behalf of certain of its clients;

•	“Merger” means the merger of Merger Sub, an indirect, wholly owned subsidiary of Stone Energy, with and into Stone Energy, with Stone Energy surviving the merger as a direct wholly owned subsidiary of New Talos;

•	“Merger Consideration” means the right to receive one share of New Talos common stock in respect of each share of Stone Energy common stock in the Merger under the Transaction Agreement;

•	“Merger Sub” means Sailfish Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of New Talos;

•	“New Sailfish Contribution” means the contribution by New Talos of all of the equity interests in Stone Energy, as the surviving entity in the Merger, to New Sailfish Sub;

•	“New Sailfish Sub” means a new Delaware corporation to be formed by New Talos no more than two business days prior to the Closing Date;

•	“New Talos” means Sailfish Energy Holdings Corporation, a Delaware corporation, and, unless the context requires otherwise, its consolidated subsidiaries, including Sailfish Energy LLC and its consolidated subsidiaries;

•	“New Talos Board” means the board of directors of New Talos at and after Closing;

•	“New Talos Bylaws” means the amended and restated bylaws of New Talos, the form of which is attached as Annex C to this consent solicitation statement/prospectus;

•	“New Talos Charter” means the amended and restated certificate of incorporation of New Talos, the form of which is attached as Annex B to this consent solicitation statement/prospectus;

•	“New Talos LTIP” means the Talos Energy, Inc. Long Term Incentive Plan, a copy of which is attached as Annex K to this consent solicitation statement/prospectus;

•	“NYSE” means the New York Stock Exchange;

•	“Registration Rights Agreement” means the Registration Rights Agreement, to be dated, executed and delivered as of the Closing Date, among New Talos, the Apollo Funds, the Riverstone Funds, Franklin, and MacKay Shields, the form of which is attached as Annex F to this consent solicitation statement/prospectus;

•	“Riverstone” means Riverstone Energy Partners V, L.P., a Delaware limited partnership;

•	“Riverstone Funds” means entities controlled by or affiliated with Riverstone;

•	“Sailfish Energy LLC” means the Delaware limited liability company to be formed pursuant to the Conversion;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Sponsor Debt Exchange” means the contribution of $102 million in aggregate principal amount of 2022 Senior Notes to New Talos by the Apollo Funds and the Riverstone Funds in exchange for shares of New Talos common stock;

•	“Stockholders’ Agreement” means the Stockholders’ Agreement, to be dated, executed and delivered as of the Closing Date, among certain Apollo Funds, certain Riverstone Funds, and New Talos, the form of which is attached as Annex E to this consent solicitation statement/prospectus;

•	“Stone Energy” means Stone Energy Corporation, a Delaware corporation;

•	“Stone Energy Board” means the board of directors of Stone Energy;

•	“Supplemental Indenture” means a supplemental indenture to the indenture governing the 2022 Secured Notes that eliminates substantially all of the restrictive covenants in such indenture;

•	“Support Agreement” means the Support Agreement, dated as of November 21, 2017, by and among Stone Energy, New Talos, Apollo Management, and Riverstone, a copy of which is attached as Annex D to this consent solicitation statement/prospectus;

•	“Talos Contribution” means the contribution by the direct and indirect owners of all of the equity interests in Talos Production to New Talos, following the Merger, of (i) 100% of the equity interests in Talos Production (which will own all of the other Talos Entities), (ii) certain corporate entities controlled by or affiliated with Apollo Management, and (iii) a certain corporate entity controlled by or affiliated with Riverstone, in exchange for shares of New Talos common stock;

•	“Talos Energy” means Talos Energy LLC, a Delaware limited liability company;

•	“Talos Entities” means as of any date, Talos Energy, Talos Production, and each of their respective subsidiaries as of such date;

•	“Talos Issuers” means Talos Production and Talos Production Finance;

•	“Talos Production” means Talos Production LLC, a Delaware limited liability company;

•	“Talos Production Finance” means Talos Production Finance Inc., a Delaware corporation;

•	“Talos Reorganization” means certain restructuring transactions undertaken by the Talos Signing Parties and, pursuant to the Support Agreement, Apollo Management and Riverstone, that will include the contribution by entities controlled by or affiliated with Apollo Management and Riverstone of 100% of the equity interests in Talos Energy to Talos Production;

•	“Talos Signing Parties” means Talos Energy and Talos Production;

•	“Tender Offer and Consent Solicitation” means a tender offer and consent solicitation pursuant to which the holders of a majority of the 2022 Secured Notes (excluding the 2022 Secured Notes held by Franklin and MacKay Shields on behalf of certain of their clients and managed funds) will have been tendered for the consideration offered thereunder;

•	“Transaction Agreement” means the Transaction Agreement, dated as of November 21, 2017, among Stone Energy, New Talos, Merger Sub, Talos Energy, and Talos Production, as it may be amended from time to time, a copy of which is attached as Annex A to this consent solicitation statement/prospectus;

•	“Transaction Documents” means, collectively, the Transaction Agreement, the New Talos Charter, the New Talos Bylaws, the Exchange Agreement, the Registration Rights Agreement, the Stockholders’ Agreement, the Support Agreement, and the Voting Agreements;

•	“Transaction-Related Compensation” means the compensation that will or may become payable to Stone Energy’s named executive officers in connection with the Transactions;

•	“Transactions” means the various transactions contemplated by the Transaction Agreement, including the Merger, the Talos Contribution, and the Sponsor Debt Exchange;

•	“us,” “we,” and “our,” refer to Stone Energy and its consolidated subsidiaries, before completion of the Transactions, or New Talos and its consolidated subsidiaries, after the completion of the Transactions, as the context requires;

•	“Voting Agreements” means (i) the Voting Agreement, dated as of November 21, 2017, by and among Talos Energy, Stone Energy, Franklin, as investment manager on behalf of the company stockholders listed therein and, solely for purposes of Section 11 of such agreement, Franklin, as investment manager on behalf of JNL/Franklin Templeton Income Fund and FT Opportunistic Destressed Fund, LTD., and (ii) the Voting Agreement, dated as of November 21, 2017, by and among Talos Energy, Stone Energy, and MacKay Shields, in its capacity as investment manager on behalf of the company stockholders and, to the extent expressly set forth therein, in its individual capacity, copies of which are attached as Annexes H and I to this consent solicitation statement/prospectus; and

•	“you” means the stockholders of Stone Energy.

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Stone Energy, may have regarding the Transactions and the answers to those questions. Stone Energy urges you to read the remainder of this consent solicitation statement/prospectus carefully, including the annexes, because the information in this section does not provide all of the information that might be important to you with respect to the Transactions. In this consent solicitation statement/prospectus, unless the context requires otherwise, references to “Stone Energy” refer to Stone Energy Corporation and its consolidated subsidiaries before the completion of the Transactions, references to “New Talos” refer to New Talos and its consolidated subsidiaries following the completion of the Transactions and references to “the Company,” “we,” “our” or “us” refer to Stone Energy and its consolidated subsidiaries, before completion of the Transactions, or New Talos and its consolidated subsidiaries, after the completion of the Transactions, as the context requires. As part of the completion of the Transactions described in this consent solicitation statement/prospectus, New Talos will be renamed Talos Energy, Inc.

Questions and Answers about the Transactions

Q: Why am I receiving this consent solicitation statement/prospectus?

A: This document is being delivered to you because you are a stockholder of Stone Energy. Stone Energy is soliciting your written consent to (i) adopt the Transaction Agreement, and thereby approve and adopt the Transactions, (ii) approve, on a non-binding, advisory basis, the Transaction-Related Compensation, and (iii) adopt the New Talos LTIP.

This document is serving as both a consent solicitation of Stone Energy and a prospectus of New Talos. It is a consent solicitation because it is being used by the Stone Energy Board to solicit written consents from its stockholders. It is a prospectus because New Talos is offering shares of New Talos common stock in exchange for shares of Stone Energy common stock. A copy of the Transaction Agreement is attached as Annex A to this consent solicitation statement/prospectus.

Q: What is happening in the Transactions?

A: Stone Energy and Talos Energy will be combined pursuant to the Transactions. Stone Energy and Talos Energy believe that the Transactions will create a premier offshore-focused exploration and production company and provide the potential for strategic benefits, including, among others:

•	a large, high quality asset base and leading cost profile;

•	a deep inventory of identified exploration and development prospects and a significant acreage footprint in the Gulf of Mexico;

•	increased financial flexibility and improved access to capital markets due to a combination of increased scale with a stronger credit profile;

•	becoming a compelling buying counterparty to take advantage of potential consolidation opportunities in the offshore basins in the U.S. Gulf of Mexico; and

•	significant annual pre-tax synergies once integrated.

Additional information on the reasons for the Transactions can be found below in “The Transactions—Stone Energy’s Reasons for the Transactions; Recommendation of the Stone Energy Board” beginning on page 95 of this consent solicitation statement/prospectus.

Q: What is New Talos?

A: New Talos is Sailfish Energy Holdings Corporation, a Delaware corporation that was formed by Stone Energy for the purpose of engaging in the Transactions. To date, New Talos has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement. Upon Closing, New Talos will become a holding company whose principal asset will be 100% of the equity interests in Talos Production, which will directly and indirectly own all of the historical Stone Energy and Talos Energy assets. Immediately after the completion of the Transactions, New Talos will be named Talos Energy, Inc. and its outstanding equity capital will consist solely of the New Talos common stock issued pursuant to the Transactions.

Q: What is Sailfish Energy LLC?

A: Pursuant to the Conversion, Stone Energy will become a Delaware limited liability company, Sailfish Energy LLC, and an indirect wholly owned subsidiary of New Talos. Upon Closing, Talos Energy will become the sole managing member of Sailfish Energy LLC.

Q: What will the existing stockholders of Stone Energy own after the Transactions?

A: Holders of Stone Energy common stock immediately prior to the Merger will own 37% of the outstanding New Talos common stock after the completion of the Transactions. Each share of Stone Energy common stock outstanding immediately prior to the Merger (other than treasury shares held by Stone Energy, which will be cancelled for no consideration) will convert automatically into the right to receive one share of New Talos common stock in the Merger.

Q: Are there risks associated with the Transactions?

A: Yes. We may not achieve the expected benefits of the Transactions because of the risks and uncertainties discussed in “Risk Factors” beginning on page 36 of this consent solicitation statement/prospectus, which you should read carefully. Those risks include, among other things, risks relating to the uncertainty that we will be able to satisfy the closing conditions and complete the Transactions and, if we do so, that we will be able to successfully integrate the existing Stone Energy business with the existing Talos Energy business, and uncertainties relating to the performance of the combined business following the completion of the Transactions.

Q: How will my rights as a New Talos stockholder after Closing differ from my current rights as a Stone Energy stockholder?

A: Both Stone Energy and New Talos are Delaware corporations, but after Closing, your rights as a stockholder will be governed by the New Talos Charter, the form of which is attached as Annex B to this consent solicitation statement/prospectus, and by the New Talos Bylaws, the form of which is attached as Annex C to this consent solicitation statement/prospectus, rather than the current amended and restated certificate of incorporation and second amended and restated bylaws of Stone Energy. A comparison of your rights as a stockholder under these governing documents is set forth in “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 170 of this consent solicitation statement/prospectus. The corporate governance of New Talos will also be affected by the Stockholders’ Agreement, the form of which is attached as Annex E to this consent solicitation statement/prospectus. In particular, immediately following Closing, the New Talos Board will consist of ten directors made up of (i) two directors designated by the Apollo Funds, (ii) two directors designated by the Riverstone Funds, (iii) one director jointly designated by the Apollo Funds and the Riverstone Funds, (iv) the New Talos Chief Executive Officer, and (v) four directors, including the non-executive Chairman, designated by Stone Energy.

Q: How will the outstanding Stone Energy restricted stock units be treated as a result of the Transactions?

A: The restricted stock units held by the directors of Stone Energy that are outstanding immediately prior to the Merger will vest upon the effective time of the Merger and will be settled in a share of New Talos common stock for each share of Stone Energy common stock subject to such award, subject to any tax withholding obligations. Other than the restricted stock units granted to James M. Trimble as part of his compensation as a non-employee director of Stone Energy prior to being elected Interim Chief Executive Officer and President, there are no unvested equity-based incentive awards held by the officers and employees of Stone Energy.

Q: How will the outstanding Stone Energy warrants be treated as a result of the Transactions?

A: In accordance with the terms of the warrant agreement, each unexercised Stone Energy warrant outstanding immediately prior to the Merger will be assumed by New Talos and will continue to be subject to the same terms and conditions as immediately prior to the effective time of the Merger except that the warrants will be exercisable for the Merger Consideration, which the Stone Energy common stock issuable upon exercise of such Stone Energy warrants immediately prior to the effective time of the Merger would have been entitled to receive upon consummation of the Merger.

Q: What are the material U.S. federal income tax consequences to the Stone Energy stockholders who exchange their shares of Stone Energy common stock for shares of New Talos common stock pursuant to the Merger?

A: It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, together with the Talos Contribution and the Sponsor Debt Exchange, as part of an exchange under Section 351 of the Code, which we refer to as the Intended Tax Treatment. However, the completion of the Merger or the Transactions is not conditioned on the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualifying for the Intended Tax Treatment or upon the receipt of an opinion of counsel to that effect. In addition, neither Stone Energy nor Talos Energy intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the Merger, the Talos Contribution, and the Sponsor Debt Exchange will qualify for the Intended Tax Treatment. Further, even if Stone Energy and Talos Energy conclude that the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualify for the Intended Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

If the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualify for the Intended Tax Treatment, U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences of the Merger”) of Stone Energy common stock will not recognize any gain or loss upon the receipt of shares of New Talos common stock in the Merger.

If the Merger, the Talos Contribution, and the Sponsor Debt Exchange fail to qualify for the Intended Tax Treatment, a U.S. holder of Stone Energy common stock generally would recognize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of the shares of New Talos common stock received in the Merger and (ii) such holder’s basis in the shares of Stone Energy common stock surrendered.

Each Stone Energy stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences of the Merger” and should consult its own tax advisor for a full understanding of the tax consequences of the Merger to such stockholder.

Q: When will the Transactions be completed?

A: We are working to complete the Transactions as quickly as reasonably practicable, subject to receipt of the Stone Energy stockholder approval and the successful completion of the Tender Offer and Consent

Solicitation for the 2022 Secured Notes and the effectiveness of the Supplemental Indenture. Stone Energy and Talos Energy currently expect to complete the Transactions in the second quarter of 2018. However, Stone Energy and Talos Energy cannot predict whether the Tender Offer and Consent Solicitation for the 2022 Secured Notes will be successful, and it is possible that we could be required to complete the Transactions at a later time or not complete them at all. For a discussion of the conditions to the Transactions, see “The Transaction Agreement—Conditions to Closing” beginning on page 134 of this consent solicitation statement/prospectus.

Q: Am I entitled to exercise appraisal rights instead of receiving the Merger Consideration for my shares of Stone Energy common stock?

A: No. The Stone Energy stockholders are not entitled to appraisal rights under Section 262 of the DGCL.

Questions and Answers about the Consent Solicitation

Q: How can I return my written consent?

A: If you hold shares of Stone Energy common stock as of the close of business on the record date and you wish to submit your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Stone Energy by hand delivery or mail to Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary. Stone Energy does not anticipate holding a stockholder meeting to consider these matters, which means you will not be able to vote in person by attending a stockholder meeting.

Q: Who is entitled to execute and return a written consent?

A: The Stone Energy Board has fixed April 5, 2018 as the record date for the determination of the Stone Energy stockholders entitled to execute and return written consents with respect to this consent solicitation statement/prospectus. Holders of outstanding shares of Stone Energy common stock as of the close of business on the record date will be entitled to execute and return the written consent furnished with this consent solicitation statement/prospectus. As of the close of business on the record date, there were [●] shares of Stone Energy common stock outstanding and entitled to execute and return written consents.

Q: What is the deadline for returning my written consent?

A: Stone Energy has set 5:00 p.m., Lafayette, Louisiana time, on [●], 2018 as the targeted final date for the receipt of written consents, which is the latest date on which Stone Energy expects to receive the written consents under the Voting Agreements. Stone Energy reserves the right to extend the final date for the receipt of written consents beyond [●], 2018. Any such extension may be made without notice to the Stone Energy stockholders. Once a sufficient number of consents to adopt the Transaction Agreement and thereby approve and adopt the Transactions have been received, the consent solicitation will conclude. The delivery of the written consents by the parties to the Voting Agreements will be sufficient to adopt the Transaction Agreement and thereby approve and adopt the Transactions.

Q: What stockholder consent is required to approve and adopt the Transactions?

A: Stone Energy cannot complete the Transactions unless the Stone Energy stockholders adopt the Transaction Agreement and thereby approve and adopt the Transactions. Adoption of the Transaction Agreement requires the approval of a majority of the outstanding shares of Stone Energy common stock. The parties to the Voting Agreements, representing approximately 53% of the outstanding shares of Stone Energy common stock, have agreed, subject to the terms of the Voting Agreements, to execute and return written consents approving and adopting the Transaction Agreement, the Transactions, and any other matters necessary for the consummation of the Transactions within two business days after the registration statement of which this consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. The delivery of the written consents by the parties to the Voting Agreements will be sufficient to adopt the Transaction Agreement and thereby approve and adopt the Transactions.

Q: What stockholder consent is required to approve the Transaction-Related Compensation?

A: Approval of the Transaction-Related Compensation on a non-binding, advisory basis requires the approval of a majority of the outstanding shares of Stone Energy common stock.

Q: What stockholder consent is required to approve the New Talos LTIP?

A: Approval of the New Talos LTIP requires the approval of a majority of the outstanding shares of Stone Energy common stock.

Q: What happens if I do not execute and return my written consent?

A: If you are a Stone Energy stockholder as of the close of business on the record date and you do not execute and return a written consent, it will have the same effect as a vote against the adoption of the Transaction Agreement, the approval of the Transaction-Related Compensation on a non-binding, advisory basis, and the adoption of the New Talos LTIP.

Q: What will happen if I return my executed written consent without indicating specific choices?

A: If you are a Stone Energy stockholder as of the close of business on the record date and you execute and return a written consent but do not make specific choices with respect to the items in the written consent, you will have given your consent to the adoption of the Transaction Agreement and thereby approve and adopt the Transactions, the approval of the Transaction-Related Compensation on a non-binding, advisory basis, and the adoption of the New Talos LTIP.

Q: Does the Stone Energy Board recommend that the Stone Energy stockholders adopt the Transaction Agreement and thereby approve and adopt the Transactions?

A: Yes. The Stone Energy Board has unanimously approved the Transaction Agreement and the Transactions and determined that the Transaction Agreement and the Transactions are in the best interests of Stone Energy and its stockholders. Therefore, the Stone Energy Board unanimously recommends that you consent to the adoption of the Transaction Agreement and thereby approve and adopt the Transactions. See “The Transactions—Stone Energy’s Reasons for the Transactions; Recommendation of the Stone Energy Board” beginning on page 95 of this consent solicitation statement/prospectus. In considering the recommendation of the Stone Energy Board with respect to the Transaction Agreement and the Transactions you should be aware that directors and executive officers of Stone Energy are parties to agreements or participants in other arrangements that give them interests in the Merger that may be different from, or in addition to, your interests as a stockholder of Stone Energy. You should consider these interests in consenting to the adoption of the Transaction Agreement. These different interests are described under “Additional Interests of Stone Energy’s Directors and Executive Officers in the Transactions” beginning on page 124 of this consent solicitation statement/prospectus.

Q: What happens if I sell my shares after the record date but before the effective time of the Merger?

A: If you sell or otherwise transfer shares of Stone Energy common stock after the record date but prior to the effective time of the Merger, then you will not receive the Merger Consideration. You must hold your shares through the effective time of the Merger to receive the Merger Consideration.

Q: Can I revoke my written consent?

A: Yes. You have the right to revoke your consent at any time before the consents of a sufficient number of shares to adopt a proposal have been delivered to Stone Energy in accordance with the DGCL. If you are a Stone Energy stockholder as of the close of business on the record date, your consent can be revoked before that time by returning a new written consent with a later date or by delivering a written notice stating that you revoke your consent to Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary.

Q: Should I send in my Stone Energy stock certificates now?

A: No. After the Merger is completed, New Talos will send former Stone Energy stockholders written instructions for exchanging their Stone Energy stock certificates and Stone Energy book entry shares for the Merger Consideration.

Q: Who can answer my questions?

A: If you have any questions about the Transactions or how to return your written consent, or if you need additional copies of this consent solicitation statement/prospectus or a replacement written consent, you should contact Stone Energy at Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana, 70508, Attention: Investor Relations or by telephone at (337) 237-0410.

SUMMARY

The following summary highlights information contained elsewhere in this consent solicitation statement/prospectus. It may not contain all the information that may be important to you. You should read this entire consent solicitation statement/prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talos Energy,” “Business—Talos Energy” and the Talos Energy financial statements and related notes, all included elsewhere in this consent solicitation statement/prospectus. A copy of the Transaction Agreement is attached as Annex A to this consent solicitation statement/prospectus.

The Companies (see page 72)

New Talos

New Talos is Sailfish Energy Holdings Corporation, a Delaware corporation that was formed by Stone Energy for the purpose of engaging in the Transactions. To date, New Talos has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement. Upon Closing, New Talos will become a holding company whose principal asset will be 100% of the equity interests in Talos Production, which will directly and indirectly own all of the historical Stone Energy and Talos Energy assets. Immediately after the completion of the Transactions, New Talos will be named Talos Energy, Inc. and its outstanding equity capital will consist solely of the New Talos common stock issued pursuant to the Transactions. In the Transaction Agreement, New Talos represents that it has not carried on any business or conducted any operations other than the execution and delivery of the Transaction Agreement, the performance of its obligations thereunder, and matters ancillary thereto. For a description of the capital stock of New Talos, see “Description of New Talos Capital Stock” beginning on page 183 of this consent solicitation statement/prospectus.

The principal executive offices of New Talos are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana, 70508, and its telephone number at that address is (337) 237-0410. Following Closing, the principal executive offices of New Talos will be located at 500 Dallas Street, Suite 2000, Houston, TX 77002, and its telephone number at that address is (713) 328-3000.

Stone Energy

Stone Energy is an independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development, and operation of oil and gas properties. Stone Energy has been operating in the Gulf of Mexico Basin since its incorporation in 1993 and has established technical and operational expertise in this area. Additional information about Stone Energy and its subsidiaries is included in documents incorporated by reference in this consent solicitation statement/prospectus. See “Where You Can Find Additional Information” beginning on page 278 of this consent solicitation statement/prospectus.

The principal executive offices of Stone Energy are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, and its telephone number at that address is (337) 237-0410.

Talos Energy

Talos Energy is a technically driven independent exploration and production company with operations in the Gulf of Mexico and in the shallow waters off the coast of Mexico. Its focus in the Gulf of Mexico is the exploration, acquisition, exploitation, and development of deep and shallow water assets near existing infrastructure. The shallow waters off the coast of Mexico provide it with high impact exploration opportunities in an emerging basin. On February 3, 2012, Talos Energy completed a transaction with funds affiliated with, and controlled by, Apollo Global Management LLC (together with its consolidated subsidiaries, “Apollo”), funds affiliated with, and controlled by, Riverstone Holdings, LLC (together with its affiliates and Apollo, Talos Energy’s “Sponsors”), and members of management pursuant to which Talos Energy received a private equity capital commitment from the Sponsors, which may be increased up to $600 million with approval from the Talos Energy Board. The Sponsors hold a majority of the equity interests in Talos Energy and have the right to designate four of the five members of the Talos Energy Board. For more information about Talos Energy, see “Business–Talos Energy” beginning on page 188 of this consent solicitation statement/prospectus.

Apollo Global Management LLC, founded in 1990, is a global alternative investment manager with offices in New York, Los Angeles, Houston, Chicago, Ballwin, Bethesda, Toronto, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong and Shanghai. As of December 31, 2017, Apollo had assets under management of approximately $248.9 billion in private equity, credit and real assets. Apollo’s team, which includes 384 investment professionals as of December 31, 2017, possesses a broad range of transactional, financial, managerial and investment skills.

Riverstone Holdings LLC is an energy and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with approximately $38 billion of capital raised. Riverstone conducts buyout and growth capital investments in the exploration and production, midstream, oilfield services, power, and renewable sectors of the energy industry. With offices in New York, London, Houston, and Mexico City, Riverstone has committed over $37 billion to more than 150 investments in North America, Latin America, Europe, Africa, Asia and Australia.

The principal executive offices of Talos Energy are located at 500 Dallas Street, Suite 2000, Houston, Texas 77002, and its telephone number at that address is (713) 328-3000.

Merger Sub

Merger Sub has been formed solely for the purpose of engaging in the Transactions. Merger Sub has not conducted any business since its formation, and prior to Closing, will have no assets, liabilities or obligations of any kind other than those incident to its formation and pursuant to the Transaction Agreement. Merger Sub is, and will be prior to Closing, a corporation incorporated in Delaware and wholly and indirectly owned by Stone Energy.

Sailfish Energy LLC

Stone Energy, the surviving entity in the Merger, will convert into a Delaware limited liability company, Sailfish Energy LLC. Pursuant to the Transactions and upon Closing, Talos Energy will become the sole managing member of Sailfish Energy LLC.

The Transactions (see page 72)

The Transaction Agreement and related documents provide that, on the terms and subject to the conditions set forth in the Transaction Agreement, among other things:

•	Formation of New Talos Entities. Stone Energy formed New Talos as its direct wholly owned subsidiary. New Talos, in turn, formed Merger Sub as its direct wholly owned subsidiary.

•	Talos Reorganization. The Talos Signing Parties will, or, pursuant to the Support Agreement, Apollo Management and Riverstone will, undertake certain restructuring transactions that will include the contribution by entities controlled by or affiliated with Apollo Management and Riverstone of 100% of the equity interests in Talos Energy to Talos Production.

•	The Merger. Merger Sub will merge with and into Stone Energy, with Stone Energy surviving the Merger as a direct, wholly owned subsidiary of New Talos. Each share of Stone Energy common stock outstanding immediately prior to the Merger (other than treasury shares held by Stone Energy, which will be cancelled for no consideration) will convert automatically into the right to receive one share of New Talos common stock in the Merger.

•	The New Sailfish Contribution and the Conversion. Immediately following the Merger, New Talos will contribute all of the equity interests in Stone Energy to New Sailfish Sub and New Sailfish Sub will cause Stone Energy to be converted into Sailfish Energy LLC, and New Sailfish Sub will become the sole managing member of Sailfish Energy LLC.

•	The Talos Contribution. Immediately following the New Sailfish Contribution and the Conversion, the direct and indirect owners of all of the equity interests in Talos Production will, directly and indirectly, contribute to New Talos (i) 100% of the equity interests in Talos Production, (ii) certain corporate entities controlled by or affiliated with Apollo Management, and (iii) a certain corporate entity controlled by or affiliated with Riverstone, in exchange for shares of New Talos common stock.

•	The Sailfish Energy LLC Contributions. Following the Talos Contribution, Sailfish Energy LLC will be contributed to Talos Production by New Sailfish Sub and immediately thereafter, Sailfish Energy LLC will be contributed to Talos Energy by Talos Production and Talos Energy will become the sole managing member of Sailfish Energy LLC.

•	The Sponsor Debt Exchange. Following the Sailfish Energy LLC contributions, the Apollo Funds and the Riverstone Funds will contribute $102 million in aggregate principal amount of their 2022 Senior Notes to New Talos for shares of New Talos common stock. Those notes will then be contributed by New Talos to Talos Production and cancelled by operation of law.

•	The Talos Bridge Loan Exchange. Immediately following the Sponsor Debt Exchange, the holders of the Bridge Loans will exchange those Bridge Loans for newly issued second lien notes of the Talos Issuers.

•	The Stone Debt Exchange. Immediately following the Sponsor Debt Exchange and substantially concurrently with the exchange of the Bridge Loans, (i) Franklin and MacKay Shields, on behalf of certain of their clients and managed funds, will exchange their 2022 Secured Notes for newly issued second lien notes of the Talos Issuers and (ii) the Tender Offer and Consent Solicitation for the 2022 Secured Notes not held by Franklin and Mackay Shields, on behalf of certain of their clients and managed funds, will be consummated and the Supplemental Indenture will be effective.

The Transaction Agreement is attached as Annex A and is incorporated by reference into this consent solicitation statement/prospectus. We encourage you to read the Transaction Agreement carefully and fully, as it is the legal document that governs the Transactions. For a summary of the material terms of the Transaction Agreement, see “The Transaction Agreement” beginning on page 131 of this consent solicitation statement/prospectus.

The New Talos Structure

The following diagram illustrates the structure of New Talos and its stockholders and a simplified version of its operating subsidiaries upon completion of the Transactions.

Consideration

Subject to the terms and conditions of the Transaction Agreement, each share of Stone Energy common stock outstanding immediately prior to the Merger (other than treasury shares held by Stone Energy, which will be canceled for no consideration) will convert automatically into the right to receive one share of New Talos common stock in the Merger.

The Stone Energy Stockholders Will Not Have Appraisal Rights in Connection with the Transactions (see page 121)

The Stone Energy stockholders are not entitled to appraisal rights under Section 262 of the DGCL.

Treatment of Stone Energy Equity Incentive Awards (see page 132)

The restricted stock units held by the directors of Stone Energy that are outstanding immediately prior to the Merger will vest upon the effective time of the Merger and will be settled in a share of New Talos common stock for each share of Stone Energy common stock subject to such award, subject to any tax withholding obligations. Other than the restricted stock units granted to James M. Trimble as part of his compensation as a non-employee director of Stone Energy prior to being elected Interim Chief Executive Officer and President, there are no unvested equity-based incentive awards held by the officers and employees of Stone Energy.

Treatment of Stone Energy Warrants (see page 133)

In accordance with the terms of the warrant agreement, each unexercised Stone Energy warrant outstanding immediately prior to the Merger will be assumed by New Talos and will continue to be subject to the same terms and conditions as immediately prior to the effective time of the Merger except that the warrants will be exercisable for the Merger Consideration, which the Stone Energy common stock issuable upon exercise of such Stone Energy warrants immediately prior to the effective time of the Merger would have been entitled to receive upon consummation of the Merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page 122)

It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, together with the Talos Contribution and the Sponsor Debt Exchange, as part of an exchange under Section 351 of the Code, which we refer to as the Intended Tax Treatment. However, the completion of the Merger or the Transactions is not conditioned on the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualifying for the Intended Tax Treatment or upon the receipt of an opinion of counsel to that effect. In addition, neither Stone Energy nor Talos Energy intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the Merger, the Talos Contribution, and the Sponsor Debt Exchange will qualify for the Intended Tax Treatment. Further, even if Stone Energy and Talos Energy conclude that the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualify for the Intended Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

Assuming the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualify for the Intended Tax Treatment, U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences of the Merger”) of Stone Energy common stock will not recognize any gain or loss upon the receipt of shares of New Talos common stock in the Merger.

If the Merger, the Talos Contribution, and the Sponsor Debt Exchange fail to qualify for the Intended Tax Treatment, a U.S. holder of Stone Energy common stock generally would recognize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of the shares of New Talos common stock received in the Merger and (ii) such holder’s basis in the shares of Stone Energy common stock surrendered.

Each Stone Energy stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences of the Merger” and should consult its own tax advisor for a full understanding of the tax consequences of the Merger to such stockholder.

Approvals Required by the Stone Energy Stockholders to Complete the Transactions (see page 69)

The adoption of the Transaction Agreement, the approval of the Transaction-Related Compensation on a non-binding, advisory basis, and the adoption of the New Talos LTIP each require the approval of the holders of a majority of the outstanding shares of Stone Energy common stock.

Stone Energy’s directors and executive officers beneficially owned [●] shares of Stone Energy common stock on the record date. These shares represent in total less than 1% of the total voting power of Stone Energy’s voting securities outstanding and entitled to vote as of the record date. Stone Energy currently expects that Stone Energy’s directors and executive officers will consent to the adoption of the Transaction Agreement, the approval of Transaction-Related Compensation on a non-binding, advisory basis, and the adoption of the New Talos LTIP, although none of them have entered into any agreements obligating them to do so.

Stone Energy cannot complete the Transactions unless the Stone Energy stockholders consent to or otherwise approve the adoption of the Transaction Agreement. The approval of the Transaction-Related Compensation on a non-binding, advisory basis and the adoption of the New Talos LTIP are not conditions to the consummation of the Transactions. The parties to the Voting Agreements, representing approximately 53% of the outstanding shares of Stone Energy common stock, have agreed, subject to the terms of the Voting Agreements, to execute and return written consents approving and adopting the Transaction Agreement, the Transactions, and any other matters necessary for the consummation of the Transactions within two business days after the registration statement of which this consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. The delivery of the written consents by the parties to the Voting Agreements will be sufficient to adopt the Transaction Agreement and thereby approve and adopt the Transactions.

Recommendations to the Stone Energy Stockholders (see page 95)

The Stone Energy Board has reviewed and considered the terms of the Transaction Agreement and the Transactions and has unanimously determined that the Transaction Agreement and the Transactions are advisable and in the best interests of Stone Energy and its stockholders and unanimously recommends that the Stone Energy stockholders consent to the adoption of the Transaction Agreement and thereby the approval and adoption of the Transactions. The Stone Energy Board also recommends that you consent to the approval of the Transaction-Related Compensation on a non-binding, advisory basis and the adoption of the New Talos LTIP.

Opinion of Stone Energy’s Financial Advisor (see page 101)

On November 21, 2017, at a meeting of the Stone Energy Board, Petrie Partners Securities, LLC (“Petrie Partners”) rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of November 21, 2017 and based upon and subject to the procedures, assumptions, considerations, qualifications, and limitations set forth in its opinion, the “Talos Total Contribution Consideration” (which consists of the shares of New Talos common stock that will be issued by New Talos in the Talos Contribution pursuant to the Transaction Agreement and the shares of New Talos common stock that will be issued by New Talos in the Sponsor Debt Exchange (together with the Talos Contribution, the “Contribution Transactions”) pursuant to the Exchange Agreement) to be paid pursuant to the Transaction Agreement and the Exchange Agreement is fair, from a financial point of view, to Stone Energy.

The full text of the written opinion of Petrie Partners, dated as of November 21, 2017, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex J and is incorporated by reference in its entirety into this consent solicitation statement/prospectus. You are urged to read the opinion carefully and in its entirety. Petrie Partners’ opinion was addressed to, and provided for the information and benefit of, the Stone Energy Board in connection with its evaluation of whether the Talos Total Contribution Consideration was fair, from a financial point of view, to Stone Energy. Petrie Partners’ opinion does not constitute a recommendation to the Stone Energy Board or to any other persons in respect of the Contribution Transactions, including as to how any holder of shares of Stone Energy’s common stock should vote, or whether any such holder should consent, in respect of any of the Contribution Transactions.

The summary of the opinion of Petrie Partners in this consent solicitation statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

For a more complete discussion of the opinion of Petrie Partners, see “The Transactions—Opinion of Stone Energy’s Financial Advisor” beginning on page 101 of this consent solicitation statement/prospectus.

Regulatory Matters Relating to the Transactions (see page 119)

Under the HSR Act and the rules promulgated thereunder by the FTC, the Transactions cannot be completed until Stone Energy and Talos Energy have filed notification and report forms with the FTC and the Antitrust Division of the DOJ and the applicable waiting period has expired or been early terminated. Stone Energy filed the required notification on December 13, 2017 and the applicable waiting period was early terminated on December 22, 2017.

At any time before or after consummation of the Transactions, notwithstanding the expiration or termination of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest including seeking to enjoin the completion of the Transactions or seeking divestiture of substantial assets of Talos Energy or Stone Energy. At any time before or after the completion of the Transactions, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the Transactions or seeking divestiture of substantial assets of Talos Energy and Stone Energy. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Talos Energy is entitled to direct and control the antitrust strategy implemented in connection with the review of the Transactions by any antitrust authority but must provide Stone Energy a reasonable opportunity to participate and review and comment on all filings, which comments Talos Energy must consider implementing in good faith, and Talos Energy must keep Stone Energy apprised and consult with Stone Energy with respect to the proposed strategy and any related significant decisions. Each of the Talos Signing Parties and Stone Energy and each of their respective subsidiaries are required to use their reasonable best efforts to resolve objections under any laws but neither party is required to agree to any divestiture or other remedy that will limit Stone Energy or a Talos Signing Party’s post-closing freedom unless conditioned on Closing.

New Talos cannot assure you that an antitrust law, competition law, or other regulatory challenge to the Transactions will not be made. If a challenge is made, New Talos cannot predict the result. These filings and approvals are more fully described in “The Transaction Agreement—Government Approvals” beginning on page 142 of this consent solicitation statement/prospectus.

Additional Interests of Stone Energy’s Directors and Executive Officers in the Transactions (see page 124)

The Stone Energy stockholders should be aware that Stone Energy’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the Stone Energy stockholders’ interests when they consider the recommendation of the Stone Energy Board that they consent to (i) the adoption of the Transaction Agreement and thereby the approval and adoption of the Transactions and (ii) the approval of the Transaction-Related Compensation on a non-binding, advisory basis. Those interests include, among other things, accelerated vesting of directors’ restricted stock units and, for executive officers, payment of retention awards, transaction bonuses, and severance benefits.

The Stone Energy Board was aware of these interests and considered them, among other matters, in approving the Transaction Agreement and making its recommendation that the Stone Energy stockholders adopt the Transaction Agreement. These interests are described in “Additional Interests of Stone Energy’s Directors and Executive Officers in the Transactions” beginning on page 124 of this consent solicitation statement/prospectus.

Completion of the Transactions is Subject to a Number of Conditions (see page 134)

As more fully described in this consent solicitation statement/prospectus and in the Transaction Agreement, completion of the Transactions depends upon the satisfaction or waiver of a number of conditions, including, among others, the following:

•	receipt of the Stone Energy stockholder approval;

•	receipt of clearances and approvals under the rules of antitrust and competition law authorities in the United States and Mexico, as applicable;

•	the absence of any law or order prohibiting the consummation of the Transactions;

•	receipt of governmental consents and approvals;

•	the effectiveness of the registration statement on Form S-4, of which this consent solicitation statement/prospectus is a part, and there being no pending or threatened stop order relating thereto;

•	approval for listing on NYSE of the shares of New Talos common stock issuable in the Transactions pursuant to the Transaction Agreement;

•	the satisfaction of closing conditions of the Exchange Agreement, including the ability to contemporaneously close such transactions with the other transactions to occur at Closing;

•	the consummation of the Tender Offer and Consent Solicitation for the 2022 Secured Notes and the effectiveness of the Supplemental Indenture; and

•	the satisfaction of closing conditions of the Support Agreement and ability to contemporaneously close such transactions with the other transactions to occur at Closing.

The Talos Signing Parties’ and Stone Energy’s obligation to complete the Transactions also depends upon the satisfaction or waiver of a number of other conditions, including, among others, the following:

•	the accuracy of the representations and warranties of the other party in the Transaction Agreement, subject to specified materiality standards provided in the Transaction Agreement;

•	performance by the other parties in all material respects of all of their respective obligations required to be performed or complied with under the Transaction Agreement; and

•	the nonoccurrence of any continuing fact, circumstance, occurrence, event, development, change or condition which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Stone Energy or the Talos Entities.

If the Transactions are not completed for any reason, the Stone Energy stockholders will not receive any form of consideration for their Stone Energy common stock in connection with the Transactions. Instead, Stone Energy will remain an independent publicly traded corporation and its common stock will continue to be listed and traded on NYSE.

We cannot provide any assurances as to when, or if, the conditions to the Transactions will be satisfied or, if applicable, waived, or that the Transactions will be completed.

No Solicitation of Alternative Transactions by Stone Energy (see page 143)

As more fully described in this consent solicitation statement/prospectus and in the Transaction Agreement, under the Transaction Agreement, Stone Energy has agreed to (and cause its subsidiaries and its and their respective officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives to) cease and terminate any solicitation, encouragement, discussion or negotiations with any person with respect to any competing proposal or any indication of interest that would reasonably be expected to lead to a competing proposal, terminate access for any person, other than the Talos Entities and their respective affiliates and representatives, to any data room containing information with respect to Stone Energy or its subsidiaries, and request the return or destruction of any non-public information provided to any person, other than the Talos Entities and their respective affiliates and representatives, in connection with a competing proposal or indication of interest. Stone Energy has also agreed not to (and to not permit its officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives to) initiate, solicit or knowingly encourage, induce or facilitate, or negotiate, any competing proposal, subject to the terms of the Transaction Agreement.

For more information regarding the limitations on Stone Energy and the Stone Energy Board to consider other proposals, see “The Transaction Agreement—Stone Energy Non-Solicitation; Stone Energy’s Ability to Change Recommendation” beginning on page 143 of this consent solicitation statement/prospectus.

Termination Fees and Expenses May Be Payable in the Event the Transaction Agreement is Terminated by Talos Energy or Stone Energy (see page 149)

Termination Events

The Transaction Agreement may be terminated at any time prior to Closing in any of the following ways:

•	by mutual written consent of Talos Energy and Stone Energy;

•	by either Talos Energy or Stone Energy upon written notice to the other if:

•	any governmental entity with jurisdiction over a party to the Transaction Agreement has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law is adopted that prohibits the consummation of the Transactions;

•	the Transactions have not been completed on or prior to 5:00 p.m., Houston time, on May 31, 2018 (the “End Date”); or

•	the Transaction Agreement and Transactions are not approved by the holders of a majority of the outstanding shares of Stone Energy common stock.

•	by Stone Energy if:

•	either of the Talos Signing Parties has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) would give rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured by either or both of the Talos Signing Parties prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured; or

•

either of Apollo Management or Riverstone has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Support Agreement, which breach or failure to perform (i) would give rise to the failure to satisfy or waive the conditions to the closing of the Support Agreement and cause the parties to be unable to close the transactions contemplated under the Support Agreement contemporaneously with the other transactions to occur at Closing, and (ii) is incapable of being satisfied or cured by Apollo Management or Riverstone, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of Apollo Management or Riverstone within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured.

•	by Talos Energy if:

•	Stone Energy has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) would give rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured; or

•	prior to approval from the Stone Energy stockholders,

•	Stone Energy has breached in any material respect its obligations to prepare and distribute this consent solicitation statement/prospectus to the Stone Energy stockholders and to use its reasonable best efforts to solicit written consents from the Stone Energy stockholders in favor of approval of the Transactions;

•	Stone Energy has breached or failed to perform in any material respect its obligations under the non-solicitation provisions of the Transaction Agreement; or

•	a Change of Recommendation (as defined in “The Transaction Agreement—Stone Energy Non-Solicitation; Stone Energy’s Ability to Change Recommendation”) has occurred.

If the Transaction Agreement is terminated in accordance with its terms, it will become void and, except as described below, there will be no liability or obligation on the part of any party to the Transaction Agreement, provided that (i) certain customary provisions will survive such termination, and (ii) no party will be relieved from (a) any liability for damages for intentional fraud or a willful and material breach or (b) any obligation to pay terminations fees or reimburse expenses.

Termination Fees

Stone Energy is required to pay Talos Energy a $24 million termination fee if:

•	Talos Energy terminates the Transaction Agreement because (i) Stone Energy breached its obligations in any material respect with respect to preparing and distributing this consent solicitation statement/prospectus, (ii) Stone Energy breached or failed to perform its obligations in any material respect under the non-solicitation provisions of the Transaction Agreement or (iii) a Change of Recommendation occurred in respect of a superior proposal;

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because the Transaction Agreement and Transactions were not approved by the holders of a majority of the outstanding shares of Stone Energy common stock and Talos Energy is then entitled to terminate the Transaction Agreement because (i) Stone Energy breached its obligations in any material respect under the Transaction Agreement with respect to preparing and distributing this consent solicitation statement/prospectus, (ii) Stone Energy breached or failed to perform its obligations in any material respect under the non-solicitation provisions of the Transaction Agreement or (iii) a Change of Recommendation occurred in respect of a superior proposal;

•	a competing proposal was communicated to the Stone Energy Board prior to the special meeting and then either Talos Energy or Stone Energy terminates the Transaction Agreement because the Transaction Agreement and Transactions were not approved by the holders of a majority of the outstanding shares of Stone Energy common stock, and within 12 months after such termination, Stone Energy enters into a definitive agreement with respect to a competing proposal;

•	after a competing proposal was communicated to the Stone Energy Board, Stone Energy terminates the Transaction Agreement because the Transactions were not consummated by the End Date, and within 12 months after such termination, Stone Energy enters into a definitive agreement with respect to a competing proposal; or

•	after a competing proposal was communicated to the Stone Energy Board, Talos Energy terminates the Transaction Agreement because Stone Energy breached a representation, warranty or covenant that gave rise to a termination event, and within 12 months after such termination, Stone Energy enters into a definitive agreement with respect to a competing proposal.

Stone Energy is required to pay Talos Energy a $43 million termination fee if:

•	Talos Energy terminates the Transaction Agreement because a Change of Recommendation has occurred in respect of reasons other than a superior proposal; or

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because the Transaction Agreement and Transactions were not approved by the holders of a majority of the outstanding shares of Stone Energy common stock at a special meeting and Talos Energy is then entitled to terminate the Transaction Agreement because a Change of Recommendation has occurred in respect of reasons other than a superior proposal.

Talos Energy is required to pay Stone Energy a $24 million termination fee if:

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because a restraint, injunction or prohibition relating to Mexican granting instruments was issued that prohibited the completion of the Transactions, and any Talos Entity, Apollo Management and/or Riverstone or their affiliates receive a competing proposal between signing the Transaction Agreement and the termination, and within 12 months after such termination, any Talos Entity, Apollo Management, Riverstone and/or their affiliates enter into a definitive agreement with respect to a competing proposal;

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because the Transactions were not consummated by the End Date and all closing conditions had been satisfied other than (i) those relating to any required approvals from competition law authorities in Mexico and (ii) any Mexican governmental and third party consents with respect to Mexican granting instruments, and any Talos Entity, Apollo Management and/or Riverstone or their affiliates receive a competing proposal between signing the Transaction Agreement and the termination, and within 12 months after such termination, any Talos Entity, Apollo Management, Riverstone and/or their affiliates enter into a definitive agreement with respect to a competing proposal; or

•	Stone Energy terminates the Transaction Agreement because Talos Energy breached a representation, warranty or covenant relating to Mexican granting instruments pursuant to the Transaction Agreement that gave rise to a termination event, and any Talos Entity, Apollo Management and/or Riverstone or their affiliates receive a competing proposal between signing the Transaction Agreement and the termination, and within 12 months after such termination, any Talos Entity, Apollo Management, Riverstone and/or their affiliates enter into a definitive agreement with respect to a competing proposal.

Stone Energy is required to pay Talos Energy up to $2.75 million of the fees and expenses incurred by the Talos Signing Parties and their affiliates in connection with the Transaction Agreement and Transactions if Talos Energy terminates the Transaction Agreement because Stone Energy breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) gives rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured.

Talos Energy is required to pay Stone Energy up to $2.75 million of the fees and expenses incurred by Stone Energy and its affiliates in connection with the Transaction Agreement and Transactions if Stone Energy terminates the Transaction Agreement because:

•	either of the Talos Signing Parties breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) gives rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured by either or both of the Talos Signing Parties prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured; or

•	either of Apollo Management or Riverstone breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Support Agreement, which breach or failure to perform (i) gives rise to the failure to satisfy or waive the conditions to the closing of transactions contemplated by the Support Agreement and cause the parties to be unable to close the transactions contemplated under the Support Agreement contemporaneously with the other transactions to occur at Closing, and (ii) is incapable of being satisfied or cured by Apollo Management or Riverstone, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of Apollo Management or Riverstone within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured.

Specific Performance; Remedies (see page 152)

Under the Transaction Agreement and Support Agreement, each of the parties is entitled to specific performance or an injunction (in addition to any other remedy that may be available to the non-breaching party in law or equity) in the event of a breach or threatened breach of the Transaction Agreement and/or Support Agreement.

New Talos Common Stock Anticipated to be Listed on NYSE; Stone Energy Common Stock to Cease Trading on NYSE and be Deregistered if the Transactions are Completed (see page 121)

The parties anticipate that shares of New Talos common stock will be listed on NYSE under the symbol “TALO.” If the Transactions are completed, Stone Energy common stock will cease trading on NYSE and will be deregistered under the Exchange Act.

Former Stone Energy Stockholders Will Hold Shares Representing 37% of the Outstanding Shares of New Talos Following Closing (see page 131)

Immediately following Closing, Talos Energy stakeholders will hold 63% of the outstanding shares of the New Talos common stock and the Stone Energy stockholders will hold 37% of the outstanding shares of the New Talos common stock.

New Talos Will be Controlled by Entities Controlled by or Affiliated With Apollo Management and Riverstone (see pages 39 and 249)

As a result of the Apollo Funds’ and the Riverstone Funds’ ownership of a majority of the voting power of New Talos common stock, New Talos will be a “controlled company” as defined in NYSE listing rules and will, therefore, not be subject to NYSE requirements that would otherwise require New Talos to have (i) a majority of independent directors, (ii) a nominating committee composed solely of independent directors, (iii) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors, and (iv) the compensation of its executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors.

Through their ownership of a majority of New Talos’s voting power and the provisions set forth in the New Talos Charter, the New Talos Bylaws, and the Stockholders’ Agreement, the Apollo Funds and the Riverstone Funds will have the ability to designate and elect a majority of New Talos’s directors. Apollo Management and Riverstone will also have control over all other matters submitted to stockholders for approval, including changes in capital structure, transactions requiring stockholder approval under Delaware law, and corporate governance, subject to the terms of the Stockholders’ Agreement that require the Apollo Funds and the Riverstone Funds to vote in a specified manner on certain actions, including their agreement to vote in favor of director nominees not designated by the Apollo Funds and the Riverstone Funds. Apollo Management and Riverstone may have different interests than other holders of New Talos common stock and may make decisions adverse to your interests. Among other things, Apollo Management’s and Riverstone’s control could delay, defer, or prevent a sale of New Talos that New Talos’s other stockholders support, or, conversely, this control could result in the consummation of such a transaction that other stockholders do not support. This concentrated control could discourage a potential investor from seeking to acquire New Talos common stock and, as a result, might harm the market price of the New Talos common stock.

Differences Exist Between the Rights of the New Talos Stockholders and the Stone Energy Stockholders (see page 170)

The Stone Energy stockholders, whose rights are currently governed by the amended and restated certificate of incorporation of Stone Energy, the second amended and restated bylaws of Stone Energy, and Delaware law, will, upon completion of the Transactions, become stockholders of New Talos and their rights will be governed by the New Talos Charter, the New Talos Bylaws, and Delaware law. As a result, the Stone Energy stockholders will have different rights once they become New Talos stockholders due to differences between the governing documents of Stone Energy and New Talos. These differences are described in detail in “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 170 of this consent solicitation statement/prospectus.

The Transactions and the Performance of New Talos are Subject to a Number of Risks (see page 36)

There are a number of risks relating to the Transactions and to the businesses of Talos Energy, Stone Energy, and New Talos. See “Risk Factors” beginning on page 36 of this consent solicitation statement/prospectus for a discussion of these and other risks and see also the documents that Stone Energy has filed with the SEC that are incorporated by reference into this consent solicitation statement/prospectus.

Post-Transactions Governance and Management (see pages 245 and 253)

Immediately following Closing, the New Talos Board will consist of ten directors, two of whom will be designated by the Apollo Funds (sometimes referred to as the “Apollo designees”), two of whom will be designated by the Riverstone Funds (sometimes referred to as the “Riverstone designees”), two of whom will be jointly designated by the Apollo Funds and the Riverstone Funds, one of which will at Closing be the New Talos Chief Executive Officer (sometimes referred to as the “Talos Non-Aligned designees” and, together with the Apollo designees and Riverstone designees, the “Talos directors”), and four of whom will be designated by Stone Energy (such directors, and their successors, are sometimes referred to as the “Stone Energy directors”). Any successor Stone Energy directors will be chosen by the Governance & Nominating Committee of the New Talos Board. Each of the Apollo Funds and the Riverstone Funds will have the right to designate a certain number of directors to the New Talos Board pursuant to the terms of the Stockholders’ Agreement.

The New Talos Audit Committee will consist solely of Company Independent Directors, the New Talos Compensation Committee will consist of at least one Stone Energy director and the New Talos Governance & Nominating Committee will consist of at least two Company Independent Directors. For the re-election of Stone Energy directors, or the election of successors of Stone Energy directors, the Apollo Funds and the Riverstone Funds and their respective affiliates are required to vote at their option either (i) in favor of the election of the same director nominees that the other New Talos stockholders vote to elect or (ii) in favor of the election of the director nominees recommended by the Governance & Nominating Committee.

Neal P. Goldman, the current Chairman of the Stone Energy Board, is expected to be nominated and elected to the New Talos Board in connection with the completion of the Transactions and to serve as the non-executive Chairman of the New Talos Board. In addition, Gregory A. Beard, Christine Hommes, Robert M. Tichio, Olivia C. Wassenaar, John “Brad” Juneau, James M. Trimble, Charles M. Sledge, and Timothy S. Duncan are expected to be nominated and elected to the New Talos Board in connection with the completion of the Transactions. For additional information regarding the new directors of New Talos, see “Directors of New Talos” beginning on page 245 of this consent solicitation statement/prospectus.

Timothy S. Duncan, the current President and Chief Executive Officer of Talos Energy, will serve as President and Chief Executive Officer of New Talos. Michael L. Harding II, the current Chief Financial Officer of Talos Energy, will serve as Chief Financial Officer of New Talos. For additional information regarding the new executive officers of New Talos, see “Executive Officers—Executive Officers of New Talos” beginning on page 253 of this consent solicitation statement/prospectus.

Stockholders’ Agreement (see page 153)

At Closing, the Apollo Funds, the Riverstone Funds, and New Talos will enter into a Stockholders’ Agreement, which sets forth, among other things, the governance and restrictive provisions described below.

Corporate Governance

Board Composition. The New Talos Board will consist of ten members:

•	Talos directors. Six directors will be designated prior to Closing by the Apollo Funds and the Riverstone Funds. Those directors are expected to be Timothy S. Duncan, the New Talos Chief Executive Officer, Gregory A. Beard, an Apollo designee, Christine Hommes, an Apollo designee, Robert M. Tichio, a Riverstone designee, Olivia C. Wassenaar, a Riverstone designee, and an Independent Director that will be identified prior to Closing, who will be a Talos Non-Aligned designee.

•	Stone Energy directors. Four directors will be designated prior to Closing by Stone Energy, including the non-executive Chairman. Those directors are expected to be Neal P. Goldman, the New Talos non-executive Chairman, John “Brad” Juneau, James M. Trimble, and Charles M. Sledge.

Each of the Apollo Funds and the Riverstone Funds will initially have the right to designate two directors to the New Talos Board. Upon the Apollo Funds and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing, the Apollo Funds will have the right to designate one director to the New Talos Board for so long as the Apollo Funds and their affiliates collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing, after which the Apollo Funds will not have the right to designate any Apollo designees to the New Talos Board. Upon the Riverstone Funds and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing, the Riverstone Funds will have the right to designate one director to the New Talos Board for so long as the Riverstone Funds and their affiliates collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing, after which the Riverstone Funds will not have the right to designate any Riverstone designees to the New Talos Board.

In addition, as long as the Apollo Funds and the Riverstone Funds and their respective affiliates collectively beneficially own at least (i) 50% of the outstanding New Talos common stock or (ii) 80% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing, the Apollo Funds and the Riverstone Funds will jointly have the right to designate two additional directors, including one Independent Director and one other designee who will either be the Chief Executive Officer or an Independent Director. Upon the Apollo Funds and the Riverstone Funds and their respective affiliates ceasing to collectively beneficially own at least (i) 50% of the outstanding New Talos common stock or (ii) 80% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing, the Apollo Funds and the Riverstone Funds will have the right to designate one additional director, whom will either be the Chief Executive Officer or an Independent Director. The Apollo Funds and the Riverstone Funds will not have the right to designate additional Talos Non-Aligned designees once the Apollo Funds and the Riverstone Funds and their respective affiliates cease to collectively beneficially own at least (i) 40% of the outstanding New Talos common stock or (ii) 60% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing.

Any successor Stone Energy directors will be designated by the Governance & Nominating Committee as described below.

The New Talos Board will be divided into three classes of directors and the directors will serve for staggered three-year terms.

Director Vacancies. In the event there is a vacancy on the New Talos Board with respect to any director who was not designated by the Apollo Funds and/or the Riverstone Funds, the Governance & Nominating Committee will appoint a person to fill such vacancy or designate a person for nomination for election to the New Talos Board.

Committees. The New Talos Board will initially have the following committees: (i) Audit Committee, (ii) Compensation Committee, (iii) Governance & Nominating Committee, and (iv) Safety Committee. The Governance & Nominating Committee will consist of three directors, at least two of whom will be Company Independent Directors.

A Company Independent Director is any director of the New Talos Board who:

•	meets the independence standards under NYSE rules;

•	is not a director designated by the Apollo Funds or the Riverstone Funds;

•	is not a current director, officer or employee of the Apollo Funds or the Riverstone Funds or their respective affiliates;

•	has been determined by the Governance & Nominating Committee not to have any relationship with the Apollo Funds or the Riverstone Funds or their respective affiliates that would be material to the director’s ability to be independent; and

•	is designated by the Governance & Nominating Committee as a “Company Independent Director.”

Each of the Stone Energy directors is a Company Independent Director.

The Apollo Funds and the Riverstone Funds Agreement to Vote. The Apollo Funds and the Riverstone Funds must (i) cause their respective shares of New Talos common stock to be present for quorum purposes at any stockholder meeting at which directors will be elected, (ii) cause their respective shares to be voted in favor of each Talos director designated and nominated for election in accordance with the Stockholders’ Agreement, (iii) with respect to each nominee other than a Talos director, cause their respective shares to be voted either (a) in a manner that is proportionate to the manner in which all shares of New Talos common stock owned by other New Talos stockholders are voted with respect to such nominees or (b) in a manner that is consistent with the recommendation of the Governance & Nominating Committee, and (iv) cause their respective shares to be voted against certain amendments to the New Talos Charter or the New Talos Bylaws that have not been approved by a majority of the Company Independent Directors.

Restrictions on Transfers and Acquisitions

Lockup. For 12 months after the Closing Date, (i) the Apollo Funds and their affiliates will be prohibited from transferring any shares of New Talos common stock to any person that is not an affiliate of the Apollo Funds (other than to the Riverstone Funds or their affiliates) unless approved by a majority of the Company Independent Directors and (ii) the Riverstone Funds and their affiliates will be prohibited from transferring any shares of New Talos common stock to any person that is not an affiliate of the Riverstone Funds (other than to the Apollo Funds or their affiliates) unless approved by a majority of the Company Independent Directors. The lockup will cease to apply to 50% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing on the six-month anniversary of the Closing Date and will cease to apply to an additional 25% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing on the nine-month anniversary of the Closing Date.

Until the first anniversary of the Closing Date, the Apollo Funds and the Riverstone Funds will be prohibited from transferring (without the prior approval of a majority of the Company Independent Directors) any shares of New Talos common stock to any single purchaser (together with its affiliates and associates) that is not an affiliate of the Apollo Funds or the Riverstone Funds if such non-affiliated purchaser would beneficially own more than 35% of the outstanding shares of New Talos common stock after such transfer, unless such purchaser agrees in writing to be bound by substantially the same provisions as the stockholders are bound by pursuant to the Stockholders’ Agreement.

Standstill. For two years following the Closing Date, the Apollo Funds and the Riverstone Funds and their respective affiliates will not be able to (i) solicit proxies in connection with the election or removal of any Stone Energy director, (ii) solicit any third party to engage in such solicitation, (iii) make any public statement or a statement to another stockholder in support of such third-party solicitation or against any of the New Talos director nominees, (iv) form any “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any New Talos common stock, or (v) call a special meeting of the stockholders. The actions described in clauses (iv) and (v) are only prohibited if in furtherance of the actions described in clauses (i), (ii) and (iii).

Transfers. Neither the Apollo Funds nor the Riverstone Funds nor their respective affiliates are permitted to transfer any shares of New Talos common stock to any affiliate of the Apollo Funds or the Riverstone Funds that is not a party to the Stockholders’ Agreement unless the transferee executes a joinder to the Stockholders’ Agreement to become a party to the Stockholders’ Agreement and be subject to the restrictions and obligations applicable to the person effecting the transfer.

Meeting of Stockholders

The election and removal of Company Independent Directors will only be conducted at a meeting of the New Talos stockholders and not by consent in lieu of a stockholder meeting.

Related Party Transactions

New Talos will not enter into any related party transaction unless such transaction has been approved by a majority of the disinterested directors or a majority of the Audit Committee.

Termination

The Stockholders’ Agreement will be effective as of the Closing Date and will automatically terminate (i) with respect to the Apollo Funds, in the event that the Apollo Funds and their affiliates no longer have the right to nominate an Apollo designee and (ii) with respect to the Riverstone Funds, in the event that the Riverstone Funds and their affiliates no longer have the right to nominate a Riverstone designee.

The form of the Stockholders’ Agreement is attached to this consent solicitation statement/prospectus as Annex E. For a more detailed summary of the Stockholders’ Agreement, see “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Registration Rights Agreement (see page 157)

At Closing, New Talos, the Apollo Funds, the Riverstone Funds, Franklin, and MacKay Shields will enter into the Registration Rights Agreement. The Registration Rights Agreement will grant the Apollo Funds, the Riverstone Funds, Franklin, and MacKay Shields certain customary registration rights for their shares of New Talos common stock, including certain demand registration rights and piggyback registration rights. New Talos will pay all reasonable fees and expenses in connection with any registration pursuant to the Registration Rights Agreement, subject to certain exceptions.

The form of the Registration Rights Agreement is attached to this consent solicitation statement/prospectus as Annex F. For a more detailed summary of the Registration Rights Agreement, see “Certain Agreements Related to the Transactions—Registration Rights Agreement” beginning on page 157 of this consent solicitation statement/prospectus.

Support Agreement (see page 158)

Concurrently with the execution of the Transaction Agreement, Stone Energy, New Talos, Apollo Management, and Riverstone entered into the Support Agreement pursuant to which Apollo Management and Riverstone agreed to cause each of their applicable affiliates to effect certain of the Transactions.

A copy of the Support Agreement is attached to this consent solicitation statement/prospectus as Annex D. For a more detailed summary of the Support Agreement, see “Certain Agreements Related to the Transactions—Support Agreement” beginning on page 158 of this consent solicitation statement/prospectus.

Exchange Agreement (see page 158)

Concurrently with the execution of the Transaction Agreement, Stone Energy, New Talos, the Talos Issuers and the lenders and noteholders listed on the schedules thereto entered into the Exchange Agreement pursuant to which on the Closing Date:

•	the Apollo Funds and the Riverstone Funds will contribute $102 million in aggregate principal amount of their 2022 Senior Notes to New Talos in exchange for shares of New Talos common stock;

•	the holders of the Bridge Loans will exchange those Bridge Loans for newly issued second lien notes of the Talos Issuers; and

•	Franklin and MacKay Shields, on behalf of certain of their clients and managed funds, will exchange their 2022 Secured Notes for newly issued second lien notes of the Talos Issuers.

A copy of the Exchange Agreement is attached to this consent solicitation statement/prospectus as Annex G. For a more detailed summary of the Exchange Agreement, see “Certain Agreements Related to the Transactions—Exchange Agreement” beginning on page 158 of this consent solicitation statement/prospectus.

Voting Agreements (see page 159)

Concurrently with the execution of the Transaction Agreement, Talos Energy and Stone Energy entered into the Voting Agreements with Franklin, on behalf of certain of its clients and managed funds that are stockholders of Stone Energy, and MacKay Shields, on behalf of certain of its clients that are stockholders of Stone Energy, pursuant to which Franklin and MacKay Shields agreed, subject to the terms of the Voting Agreements, to execute and return written consents with respect to all of such shares of Stone Energy common stock to approve and adopt the Transaction Agreement, the Transactions, and any other matters necessary for the consummation of the Transactions within two business days after the registration statement of which this consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. Franklin and MacKay Shields also agreed to vote such shares against any action or agreement that would be expected to result in any condition to the consummation of the Transaction Agreement not being fulfilled, any competing proposal, any other action or agreement that would reasonably be expected to adversely affect the Transactions, or any action that would reasonably be expected to result in a breach of Stone Energy’s obligations in the Transaction Agreement. The Voting Agreements also limit Franklin and MacKay Shields’ ability to transfer their Stone Energy common stock.

Copies of the Voting Agreements are attached to this consent solicitation statement/prospectus as Annexes H and I. For a more detailed summary of the Voting Agreements, see “Certain Agreements Related to the Transactions—Voting Agreements” beginning on page 159 of this consent solicitation statement/prospectus.

Market Prices and Dividend Information

Stone Energy common stock is listed on NYSE and Stone Energy’s trading symbol is “SGY.”

The following table sets forth the closing prices for Stone Energy common stock as reported on NYSE on November 20, 2017, the date preceding the day that Talos Energy and Stone Energy publicly announced the Transactions, and March 28, 2018, the most recent practicable trading day prior to the date of this consent solicitation statement/prospectus.

Stone Energy Closing Price
November 20, 2017	$35.49
March 28, 2018	$35.28

The following table sets forth, for the calendar quarters indicated, based on published financial sources, the high and low sale prices of shares of Stone Energy common stock as reported on NYSE. The share prices reflect the 1-for-10 reverse stock split with respect to Stone Energy common stock which Stone Energy completed on June 10, 2016 to increase the per share trading price of Stone Energy common stock in order to regain compliance with NYSE’s minimum share price requirement at that time.

	Price Range
	High	Low
Stone Energy Successor Company

Year Ended December 31, 2018
First Quarter (through March 28, 2018)	$39.70	$29.18

Year Ended December 31, 2017
Fourth Quarter	$35.83	$23.58
Third Quarter	30.92	18.37
Second Quarter	26.03	16.76
First Quarter (from March 1, 2017 through March 31, 2017)	32.39	16.50

Stone Energy Predecessor Company

First Quarter (January 1, 2017 through February 28, 2017)	9.96	5.95

Year Ended December 31, 2016
Fourth Quarter	$12.50	$3.69
Third Quarter	25.50	8.42
Second Quarter	13.50	2.70
First Quarter	46.60	6.80

We urge you to obtain current market quotations for Stone Energy common stock. We cannot give any assurance as to the future prices or markets for Stone Energy common stock or New Talos common stock.

Market price data for New Talos has not been presented because the New Talos common stock is not listed for trading on any exchange or automated quotation service.

Talos Energy has historically not paid cash dividends, with the exception of approximately $35 million and $6 million in 2014 and 2013, respectively, distributed to its members primarily to cover their federal income tax liability. New Talos has no foreseeable plans to pay cash dividends in the future. See “Description of New Talos Capital Stock—New Talos Common Stock—Dividend Rights” beginning on page 184 of this consent solicitation statement/prospectus.

Litigation Relating to the Transactions

On January 4, 2018 and February 2, 2018, two putative class action complaints challenging the Transactions were filed on behalf of purported Stone Energy stockholders in the U.S. District Court for the District of Delaware. The complaints are captioned John Heinrich v. Stone Energy Corporation, et al., Case 1:18-cv-00054-GMS and Allen Miskowiec v. Stone Energy Corporation, et al., Case 1:18-cv-00202-RGA. On February 8, 2018, a third putative class action complaint challenging the Transactions was filed on behalf of purported Stone Energy stockholders in the U.S. District Court for the Western District of Louisiana and is captioned Anthony Franchi v. Stone Energy Corporation, et al., Case 6:18-cv-00167. The complaints assert, among other things, claims under Sections 14(a) and 20(a) of the Exchange Act against Stone Energy and certain members of its board of directors and challenges the adequacy of the disclosures made in the version of this consent solicitation statement/prospectus filed with the SEC on December 29, 2017. The Miskowiec and Franchi lawsuits also name Talos Energy and New Talos as additional defendants and the Franchi lawsuit names Talos Production and Merger Sub as additional defendants. Among other things, the plantiffs are seeking certain unspecified damages and reimbursement of costs and to enjoin the defendants from consummating the Transactions, or in the event the Transactions are consummated, to rescind the Transactions. The defendants believe that the claims asserted against them in the lawsuits are without merit and intend to defend vigorously against all claims asserted.

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Selected Historical Financial Data of Stone Energy

The selected historical consolidated financial data below as of December 31, 2017 (Successor) and 2016 (Predecessor), and for the period January 1, 2017 through February 28, 2017 (Predecessor), the period March 1, 2017 through December 31, 2017 (Successor) and the years ended December 31, 2016 and 2015 (Predecessor) has been derived from Stone Energy’s audited consolidated financial statements as of and for such periods, as contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this consent solicitation statement/prospectus. On February 28, 2017, upon emergence from bankruptcy, Stone Energy adopted fresh start accounting in accordance with the provisions of Accounting Standards Codification (“ASC”) 852, “Reorganizations,” which resulted in Stone Energy becoming a new entity for financial reporting purposes on that date. As a result of the adoption of fresh start accounting, Stone Energy’s audited consolidated financial statements subsequent to February 28, 2017 are not comparable to its financial statements prior to that date. References to “Successor” or “Successor Company” relate to the financial position and results of operations of reorganized Stone Energy subsequent to February 28, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of Stone Energy prior to, and including, February 28, 2017. The selected historical consolidated financial data of Stone Energy for the years ended December 31, 2014 and 2013 (Predecessor), and as of December 31, 2015, 2014 and 2013 (Predecessor) have been derived from Stone Energy’s audited consolidated financial statements, which have not been incorporated by reference in this consent solicitation statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Stone Energy, and you should read the following information together with Stone Energy’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Stone Energy’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this consent solicitation statement/prospectus. For more information, see “Where You Can Find Additional Information” beginning on page 278 of this consent solicitation statement/prospectus.

	Successor	Predecessor
	Period from March 1, 2017 through December 31, 2017	Period from January 1, 2017 through February 28, 2017	Year Ended December 31,
(in millions, except per share data)			2016	2015	2014	2013
Statement of Operations
Total operating revenue	$250.3	$68.9	$377.4	$544.6	$795.5	$974.2
Income (loss) from operations	(255.2)	209.1	(509.2)	(1,365.3)	(255.3)	242.0
Net income (loss)	(247.6)	630.3	(590.6)	(1,090.9)	(189.5)	117.6
Income (loss) per share
Basic	$(12.38)	$110.99	$(105.63)	$(197.45)	$(35.95)	$23.58
Diluted	$(12.38)	$110.99	$(105.63)	$(197.45)	$(35.95)	$23.56

	Successor	Predecessor
	As of December 31, 2017	As of December 31,
(in millions)		2016	2015	2014	2013
Balance Sheet
Total assets	$858.8	$1,139.5	$1,410.2	$3,009.9	$3,238.1
Total debt(1)	235.9	352.8	1,061.0	1,032.3	1,016.6
Total equity	308.2	(637.3)	(39.8)	1,101.6	970.3

(1)	Reduction in long-term debt at December 31, 2016 is due to the reclassification of Stone Energy’s $300 million of 1.75% Senior Convertible Notes due 2017 (the “2017 Convertible Notes”) and $775 million of 7.50% Senior Notes due 2022 (the “2022 Notes”) to liabilities subject to compromise. The 2017 Convertible Notes and 2022 Notes were cancelled in connection with Stone Energy’s reorganization and emergence from bankruptcy on February 28, 2017. At December 31, 2017, total debt primarily related to $225 million in aggregate principal amount of the 2022 Secured Notes issued pursuant to Stone Energy’s reorganization.

In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendment changes the presentation of debt issuance costs in the financial statements, and was early adopted by Stone Energy effective December 31, 2015 and applied retrospectively to December 31, 2014 and 2013 as presented above.

Selected Historical Financial Data of Talos Energy

The following table sets forth the selected consolidated historical financial data for Talos Energy and Talos Energy Predecessor (defined below) as of and for the periods ended on the dates indicated below. The selected historical statement of operations data for the years ended December 31, 2017, 2016 and 2015, and the selected historical balance sheet data as of December 31, 2017 and 2016, have been derived from Talos Energy’s audited consolidated financial statements and related notes for the year ended December 31, 2017, which are included elsewhere in this consent solicitation statement/prospectus. The selected historical statement of operations data for the years ended December 31, 2014 and 2013, and the selected historical balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from Talos Energy’s audited consolidated financial statements, which have not been included in this consent solicitation statement/prospectus. Talos Energy’s consolidated financial statements have been prepared in accordance with GAAP. Talos Energy’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” beginning on page 36 of this consent solicitation statement/prospectus. Talos Energy commenced commercial operations on February 6, 2013, when it acquired all of the equity of Energy Resource Technology GOM, LLC and its subsidiary (the “Talos Energy Predecessor”) from Helix Energy Solutions Group, Inc. (the “ERT Acquisition”). Prior to the ERT Acquisition, Talos Energy had incurred only certain general and administrative expenses associated with the start-up of its operations. The selected historical consolidated financial data for the period from January 1, 2013 through February 5, 2013 of the Talos Energy Predecessor were derived from the audited historical financial statements of the Talos Energy Predecessor, which have not been included in this consent solicitation statement/prospectus.

The selected consolidated historical financial information should be read in conjunction with Talos Energy’s financial statements and the related notes included elsewhere in this consent solicitation statement/prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talos Energy” beginning on page 213 of this consent solicitation statement/prospectus.

	Talos Energy LLC					Talos Energy Predecessor
	Year Ended December 31,					January 1, 2013 Through February 5, 2013
(in millions)	2017	2016	2015	2014	2013
Statement of Operations
Total revenue	$412.8	$258.8	$315.6	$561.6	$413.6	$49.1
Operating income (loss)	45.3	(80.7)	(777.7)	109.1	74.6	14.2
Net income (loss)	(62.9)	(208.1)	(646.7)	309.4	57.9	(0.9)

	Talos Energy LLC					Talos Energy Predecessor
	As of December 31,					As of February 5, 2013
	2017	2016	2015	2014	2013
(in millions)
Balance Sheet
Total assets	$1,239.3	$1,212.3	$1,194.8	$1,697.2	$948.6
Total debt(1)	697.6	701.2	690.2	595.5	279.5
Total members’ equity (deficit)	(54.1)	7.0	120.9	690.5	378.4

(1)	In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendment changes the presentation of long-term debt issuance costs in the financial statements, and was adopted by Talos Energy during the first quarter of 2016 and applied retrospectively to December 31, 2015, 2014 and 2013 as presented above.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following (i) selected unaudited pro forma condensed combined statement of operations data of New Talos for the year ended December 31, 2017, have been prepared to give effect to the Transactions as if Closing had occurred on January 1, 2017 and (ii) selected unaudited pro forma condensed combined balance sheet data of New Talos as of December 31, 2017 has been prepared to give effect to the Transactions as if Closing had occurred on December 31, 2017. In addition, the Stone Energy historical financial information was adjusted to give effect to an asset disposition and its emergence from bankruptcy.

The following selected unaudited pro forma condensed combined financial information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the Transactions, asset disposition, and emergence from bankruptcy taken place on January 1, 2017 for statements of operations purposes and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 36 of this consent solicitation statement/prospectus. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160 of this consent solicitation statement/prospectus.

For the Year Ended December 31, 2017
(In millions except for per share data)
Pro Forma Condensed Combined Statement of Operations:
Revenues	$712.6
Net loss	(101.0)
Basic loss per share	(1.86)
Diluted loss per share	(1.86)

As of December 31, 2017
Pro Forma Condensed Combined Balance Sheet
Total assets	$2,347.7
Total debt	728.5
Total equity	651.0

COMPARATIVE PER SHARE INFORMATION (UNAUDITED)

The following table summarizes unaudited per share information for New Talos on a pro forma equivalent basis based on the exchange ratio of 1.00 share of Stone Energy common stock for 1.00 share of New Talos common stock. It has been assumed for purposes of the pro forma combined financial information provided below that Closing had occurred on January 1, 2017 for income per share purposes. The following information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 160 of this consent solicitation statement/prospectus.

Stone Energy common stock is listed on NYSE under the “SGY” trading symbol. Talos Energy was not a public company during the period.

	For the Year Ended December 31, 2017
	Historical
	Talos Energy	Stone Energy		Pro Forma Combined

		Successor	Predecessor
		Period from March 1, 2017 through December 31, 2017	Period from January 1, 2017 through February 28, 2017
Basic earnings (loss) per share	$	$(12.38)	$110.99	$(1.86)
Diluted earnings (loss) per share		(12.38)	110.99	(1.86)
Cash dividends per share		—	—	—
Book value per share at period end		15.41	—	12.02
Weighted average common shares (Basic)		19,997,000	5,634,000	54,157,000
Weighted average common shares (Diluted)		19,997,000	5,634,000	54,157,000

RISK FACTORS

The Stone Energy stockholders should carefully consider the following risk factors, in addition to those risk factors discussed elsewhere in this consent solicitation statement/prospectus, before submitting their written consents.

Risk Factors Related to the Transactions

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, and failure to complete the Transactions may result in material adverse consequences to Stone Energy’s business and operations.

The Transactions are subject to several closing conditions, including, among others, the following:

•	receipt of the Stone Energy stockholder approval;

•	receipt of clearances and approvals under the rules of antitrust and competition law authorities in the United States;

•	the absence of any law or order prohibiting the consummation of the Transactions;

•	receipt of governmental consents and approvals;

•	the effectiveness of the registration statement on Form S-4, of which this consent solicitation statement/prospectus is a part, and there being no pending or threatened stop order relating thereto;

•	approval for listing on NYSE of the shares of New Talos common stock issuable pursuant to the Transaction Agreement;

•	the satisfaction of closing conditions of the Exchange Agreement, including the ability to contemporaneously close such transactions with the other transactions to occur at Closing;

•	the consummation of the Tender Offer and Consent Solicitation for the 2022 Secured Notes and the effectiveness of the Supplemental Indenture; and

•	the satisfaction of closing conditions of the Support Agreement and ability to contemporaneously close such transactions with the other transactions to occur at Closing.

If any one of these conditions is not satisfied or waived, the Transactions may not be completed. There is no assurance that the Transactions will be completed on the terms or timeline currently contemplated, or at all. See the section titled “The Transaction Agreement—Conditions to Closing” beginning on page 134 of this consent solicitation statement/prospectus for a more detailed discussion.

Governmental or regulatory agencies could impose conditions on the completion of the Transactions or require changes to the terms of the Transaction Agreement or other agreements to be entered into in connection with the Transactions. Such conditions or changes could have the effect of delaying or impeding the completion of the Transactions or imposing additional costs or limitations on New Talos following the completion of the Transactions, any of which may have an adverse effect on New Talos following the completion of the Transaction. See “The Transaction Agreement—Government Approvals” beginning on page 142 of this consent solicitation statement/prospectus. If these approvals are not received, then neither Stone Energy nor Talos Energy will be obligated to complete the Transactions.

If the Stone Energy stockholders do not adopt the Transaction Agreement or if the Transactions are not completed for any other reason, Stone Energy would be subject to a number of risks, including the following:

•	Stone Energy will be required to pay its costs related to the Transactions, such as legal, accounting, financial advisory, and printing fees, whether or not the Transactions are completed;

•	Stone Energy’s management has committed time and resources to matters relating to the Transactions that otherwise could have been devoted to pursuing other beneficial opportunities;

•	Stone Energy and its stockholders would not realize the anticipated strategic benefits of the Transactions;

•	Stone Energy may be required to pay a termination fee and to reimburse transaction expenses to Talos Energy if the Transaction Agreement is terminated under certain circumstances;

•	the potential occurrence of litigation related to any failure to complete the Transactions;

•	if the Transaction Agreement is terminated and the Stone Energy Board seeks another business combination, the Stone Energy stockholders cannot be certain that Stone Energy will be able to find a party willing to enter into a transaction agreement on terms equivalent to or more attractive than the terms in the Transaction Agreement; and

•	the trading price of Stone Energy common stock may decline or experience increased volatility to the extent that the current market prices reflect a market assumption that the Transactions will be completed.

The occurrence of any of these events individually or in combination could have a material adverse effect on the results of operations of Stone Energy or the trading price of Stone Energy common stock. Stone Energy is also exposed to general competitive pressures and risks, which may be increased if the Transactions are not completed.

Each of Stone Energy and Talos Energy will be subject to business uncertainties and contractual restrictions while the Transactions are pending that could adversely affect each of them.

Uncertainty about the effect of the Transactions on employees and Stone Energy’s and Talos Energy’s business relationships may have an adverse effect on either or both of Stone Energy and Talos Energy, regardless of whether the Transactions are eventually completed, and, consequently, on New Talos. These uncertainties may impair Stone Energy’s and Talos Energy’s ability to attract, retain and motivate key personnel until the Transactions are completed, or the Transaction Agreement is terminated, and for a period of time thereafter, and could cause customers, suppliers and others that deal with Stone Energy or Talos Energy to seek to change existing business relationships with Stone Energy or Talos Energy or to delay or defer certain business decisions.

The pursuit of the Transactions and the preparation for the integration of Stone Energy and Talos Energy have placed, and will continue to place, a significant burden on the management and internal resources of both Stone Energy and Talos Energy. There is a significant degree of difficulty and management distraction inherent in the process of closing the Transactions and integrating Stone Energy and Talos Energy, which could cause an interruption of, or loss of momentum in, the activities of each company’s existing businesses, regardless of whether the Transactions are eventually completed. Before and immediately following Closing, the management teams of Stone Energy and Talos Energy will be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage their respective existing businesses. One potential consequence of such distractions could be the failure of management to realize other opportunities that could be beneficial to Stone Energy or Talos Energy, respectively. If Stone Energy’s or Talos Energy’s management is not able to effectively manage the process leading up to and immediately following Closing, or if any significant business activities are interrupted as a result of the integration process, the business of Stone Energy or Talos Energy could suffer.

Under the terms of the Transaction Agreement, each of Stone Energy and Talos Energy is subject to certain restrictions on the conduct of its business until the earlier of the effective time of the Merger and the termination of the Transaction Agreement, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures, as applicable. Such limitations could negatively affect Stone Energy’s and Talos Energy’s businesses and operations prior to the completion of the Transactions.

For a description of the restrictive covenants applicable to Stone Energy and Talos Energy, see “The Transaction Agreement—Operations of Stone Energy and the Talos Entities Pre-Closing” beginning on page 136 of this consent solicitation statement/prospectus.

The integration of Stone Energy and the Talos Entities following Closing will present challenges that may result in a decline in the anticipated benefits of the Transactions.

The Transactions involve the combination of two businesses that currently operate as independent businesses. New Talos will be required to devote management attention and resources to integrating its business practices and operations, and prior to the Transactions, management attention and resources will be required to plan for such integration. New Talos could be adversely affected by the diversion of management’s attention, the loss of key employees and skilled workers, and any delays or difficulties encountered in connection with the integration of Stone Energy and Talos Energy. If New Talos experiences difficulties with the integration process, the anticipated benefits of the Transactions may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on the business, results of operations, financial condition or prospects of New Talos during this transition period and for an undetermined period after completion of the Transactions.

The Transaction Agreement contains provisions that may discourage other companies from trying to acquire Stone Energy.

The Transaction Agreement contains provisions that may discourage third parties from submitting business combination proposals to Stone Energy that might result in greater value to the Stone Energy stockholders than the Transactions. The Transaction Agreement generally prohibits Stone Energy from soliciting any competing proposal. In addition, if the Transaction Agreement is terminated by Stone Energy or Talos Energy in circumstances that obligate Stone Energy to pay a termination fee and to reimburse transaction expenses to Talos Energy, Stone Energy’s financial condition may be adversely affected as a result of the payment of the termination fee and reimbursement of transaction expenses, which might deter third parties from proposing alternative business combination proposals.

The shares of New Talos common stock to be received by the Stone Energy stockholders as a result of the Transactions will have different rights from shares of Stone Energy common stock.

Following Closing, the Stone Energy stockholders will no longer be stockholders of Stone Energy but will instead be stockholders of New Talos holding New Talos common stock. There are important differences between the rights of the Stone Energy stockholders and the New Talos stockholders. For a description of different rights associated with Stone Energy common stock and New Talos common stock, see “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 170 of this consent solicitation statement/prospectus.

No trading market currently exists for New Talos common stock.

There will not be a trading market for the New Talos common stock prior to Closing. At Closing, the New Talos common stock is expected to be listed for trading on NYSE. However, there can be no assurance that an active market for the New Talos common stock will develop after Closing, or if it develops, that such market will be sustained. In the absence of an active trading market for the New Talos common stock, investors may not be able to sell their New Talos common stock at the time that they would like to sell.

Following the completion of the Transactions, New Talos will be controlled by entities controlled by or affiliated with Apollo Management and Riverstone. The interests of Apollo Management and Riverstone may differ from the interests of other stockholders of New Talos.

Immediately following Closing, Talos Energy stakeholders will beneficially own and possess voting power over 63% of the shares of New Talos common stock. Under the Stockholders’ Agreement, the Apollo Funds and the Riverstone Funds may acquire additional shares of New Talos common stock without the approval of the Company Independent Directors.

Through their ownership of a majority of New Talos’s voting power and the provisions set forth in the New Talos Charter, the New Talos Bylaws, and the Stockholders’ Agreement, the Apollo Funds and the Riverstone Funds will have the ability to designate and elect a majority of New Talos’s directors. As a result of the Apollo Funds’ and the Riverstone Funds’ ownership of a majority of the voting power of New Talos common stock, New Talos will be a “controlled company” as defined in NYSE listing rules and will, therefore, not be subject to NYSE requirements that would otherwise require New Talos to have (i) a majority of independent directors, (ii) a nominating committee composed solely of independent directors, (iii) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors, and (iv) the compensation of its executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors. Under the Stockholders’ Agreement, the New Talos Board will initially have four directors not designated by the Apollo Funds and the Riverstone Funds and six directors designated by the Apollo Funds and the Riverstone Funds. For further information regarding the New Talos Board and its committees following Closing, see “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Apollo Management and Riverstone will also have control over all other matters submitted to stockholders for approval, including changes in capital structure, transactions requiring stockholder approval under Delaware law, and corporate governance, subject to the terms of the Stockholders’ Agreement that require the Apollo Funds and the Riverstone Funds to vote in a specified manner on certain actions, including their agreement to vote in favor of director nominees not designated by the Apollo Funds and the Riverstone Funds. Apollo Management and Riverstone may have different interests than other holders of New Talos common stock and may make decisions adverse to your interests.

Among other things, Apollo Management’s and Riverstone’s control could delay, defer, or prevent a sale of New Talos that New Talos’s other stockholders support, or, conversely, this control could result in the consummation of such a transaction that other stockholders do not support. This concentrated control could discourage a potential investor from seeking to acquire New Talos common stock and, as a result, might harm the market price of the New Talos common stock.

Members of Stone Energy management and the Stone Energy Board have interests in the Transactions that are different from, or in addition to, those of other Stone Energy stockholders.

In considering whether to approve the Transactions, the Stone Energy stockholders should recognize that members of Stone Energy management and the Stone Energy Board have interests in the Transactions that differ from, or are in addition to, their interests as stockholders of Stone Energy. For a description of these interests, see the section titled “Additional Interests of Stone Energy’s Directors and Executive Officers in the Transactions” beginning on page 124 of this consent solicitation statement/prospectus.

Stone Energy and New Talos will incur transaction-related and restructuring costs in connection with the Transactions and the integration of the two businesses.

Stone Energy and New Talos will incur transaction-related and restructuring costs in connection with the Transactions and New Talos will incur costs in connection with the integration of Stone Energy’s and Talos

Energy’s businesses. Stone Energy and Talos Energy are in the early stages of assessing the magnitude of these costs and estimate $56.9 million in transaction-related costs. Stone Energy and Talos Energy are currently unable to provide estimates of restructuring and integration costs. The costs related to restructuring will be included as a liability in the purchase price allocation or expensed as incurred, depending on the nature of the restructuring activity. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the expected pre-tax synergies related to the integration of the businesses following the completion of the Transactions, and accordingly, any net synergies may not be achieved in the near term or at all. These integration expenses may result in New Talos taking significant charges against earnings following the completion of the Transactions. Some of these costs and expenses will be incurred even if the Transactions are not consummated.

The completion of the Merger and the Transactions is not conditioned on the receipt of an opinion of counsel to the effect that the Merger, the Talos Contribution, and the Sponsor Debt Exchange will qualify for the Intended Tax Treatment, and no ruling has been or will be sought from the IRS regarding the U.S. federal income tax consequences of the Merger.

It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, together with the Talos Contribution and the Sponsor Debt Exchange, as part of an exchange under Section 351 of the Code, which we refer to as the Intended Tax Treatment. However, the completion of the Merger is not conditioned on the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualifying for the Intended Tax Treatment or upon the receipt of an opinion of counsel to that effect. In addition, neither Stone Energy nor Talos Energy intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger, the Talos Contribution, and the Sponsor Debt Exchange. Accordingly, no assurance can be given that the Merger, the Talos Contribution, and the Sponsor Debt Exchange will qualify for the Intended Tax Treatment. Further, even if Stone Energy and Talos Energy conclude that the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualify for the Intended Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge. Each Stone Energy stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences of the Merger” and should consult its own tax advisor for a full understanding of the tax consequences of the Merger to such stockholder.

The unaudited pro forma combined financial information of Stone Energy and Talos Energy in this consent solicitation statement/prospectus is not intended to reflect what actual results of operations and financial condition would have been had Stone Energy and Talos Energy been a combined company for the periods presented, and therefore these results may not be indicative of New Talos’s results of operations and financial condition.

The unaudited pro forma combined financial information presented in this consent solicitation statement/prospectus is for illustrative purposes only and is not intended to, and does not purport to, represent what New Talos’s actual results of operations or financial condition would have been if the Transactions had occurred on the relevant dates. In addition, such unaudited pro forma combined financial information is based in part on certain assumptions regarding the Transactions that New Talos, Stone Energy and Talos Energy believe are reasonable. These assumptions, however, are merely preliminary and will be updated only after Closing. The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting, with Talos Energy considered the acquirer of Stone Energy. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair values of the tangible and intangible assets and liabilities of Stone Energy. In arriving at the estimated fair values, Stone Energy and Talos Energy have considered the preliminary appraisals of independent consultants, which were based on a preliminary and limited review of the assets and liabilities related to Stone Energy to be held by New Talos following the consummation of the Transactions. Following Closing, New Talos will have a one-year period to complete the purchase price allocation after considering the fair value of Stone Energy’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different from that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma combined financial information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or certain transaction-related costs. Accordingly, the pro forma financial information included in this consent solicitation statement/prospectus does not reflect what New Talos’s results of operations or financial condition would have been had Stone Energy and Talos Energy been a combined entity during all periods presented, or what New Talos’s results of operations and financial condition will be in the future.

Completion of the Transactions may trigger change in control or other provisions in certain agreements to which Stone Energy or Talos Energy is a party.

The completion of the Transactions may trigger change in control or other provisions in certain agreements to which Stone Energy or Talos Energy is a party. If Stone Energy or Talos Energy is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Stone Energy or Talos Energy is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Stone Energy or Talos Energy.

The corporate opportunity provisions in the New Talos Charter could enable others to benefit from corporate opportunities that might otherwise be available to New Talos.

Subject to the limitations of applicable law, the New Talos Charter, among other things:

•	permits New Talos to enter into transactions with entities in which one or more of the New Talos officers or directors are financially or otherwise interested;

•	permits the Apollo Funds, the Riverstone Funds, and any New Talos officer or director who is also an officer, director, employee, managing director, or other affiliate of the Apollo Funds or the Riverstone Funds to conduct business that competes with New Talos and to make investments in any kind of property in which New Talos may make investments; and

•	provides that if the Apollo Funds, the Riverstone Funds, or any New Talos officer or director who is also an officer, director, employee, managing director, or other affiliate of the Apollo Funds or the Riverstone Funds becomes aware of a potential business opportunity, transaction, or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as a New Talos director or officer), that director or officer will have no duty to communicate or offer that opportunity to New Talos, and will be permitted to communicate or offer that opportunity to any other entity or individual and that director or officer will not be deemed to have acted in a manner inconsistent with his or her fiduciary duty to New Talos or its stockholders.

These provisions create the possibility that a corporate opportunity that would otherwise be available to New Talos may be used for the benefit of others. For a more complete description of the terms of the New Talos Charter, see “Description of New Talos Capital Stock” beginning on page 183 of this consent solicitation statement/prospectus.

The New Talos Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the New Talos stockholders, which could limit the New Talos stockholders’ ability to obtain a favorable judicial forum for disputes with New Talos or New Talos’s directors, officers, employees, or agents.

The New Talos Charter will provide that, unless New Talos consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Talos, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder (including a beneficial owner of stock) of New Talos to New Talos or the New Talos stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the New Talos Charter or the New Talos Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants in the case. Any person or entity purchasing or otherwise acquiring any interest in any share of capital stock of New Talos will be deemed to have notice of and consent to these provisions of the New Talos Charter. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Talos or New Talos’s directors, officers, employees or agents, which may discourage such lawsuits against New Talos and such persons. Alternatively, if a court were to find these provisions of the New Talos Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Talos may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New Talos’s business, financial condition, or results of operations.

Following the completion of the Transactions, the Apollo Funds and the Riverstone Funds will be prohibited from transferring shares of New Talos common stock until the first anniversary of Closing, after which, subject to restrictions, they will be permitted to transfer their shares of New Talos common stock, which could have a negative impact on New Talos’s stock price.

For 12 months following the completion of the Transactions, the Apollo Funds and the Riverstone Funds will be prohibited from transferring their shares of New Talos common stock other than to their respective affiliates, unless such transfer is approved by a majority of the Company Independent Directors. The lockup will cease to apply to 50% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds, respectively, at Closing on the six-month anniversary of the Closing Date and will cease to apply to an additional 25% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds, respectively, at Closing on the nine-month anniversary of the Closing Date. Following such 12-month lockup period, the Apollo Funds and the Riverstone Funds will be permitted, subject to restrictions explained in more detail in “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus, to transfer shares of New Talos common stock, including in public offerings pursuant to registration rights to be granted by New Talos. Any such transfer could significantly increase the number of shares of New Talos common stock available in the market, which could cause a decrease in the price of New Talos common stock. In addition, even if the Apollo Funds or the Riverstone Funds do not transfer a large number of their shares into the market, the existence of their right to transfer a large number of shares into the market may depress the price of shares of New Talos common stock.

Additionally, pursuant to the Stockholders’ Agreement, until the first anniversary of the Closing Date, each of the Apollo Funds and the Riverstone Funds will be prohibited from transferring any shares of New Talos common stock in any transaction that would result in the transferee owning more than 35% of the outstanding shares of New Talos common stock without the prior approval of a majority of the Company Independent Directors, unless such transferee agrees in writing to be bound by substantially the same provisions as the stockholders are bound by pursuant to the Stockholders’ Agreement. Following the first anniversary of the Closing Date, the Apollo Funds and the Riverstone Funds could sell a significant percentage of the New Talos common stock to a third party that is not subject to provisions similar to the provisions in the Stockholders’ Agreement. See the section entitled “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

New Talos does not have a contractual right to make indemnification claims against Talos Energy for the breach of any representations, warranties, or covenants made by Talos Energy in the Transaction Agreement.

Under the Transaction Agreement, New Talos does not have a right to make contractual claims against Talos Energy after Closing, including for a breach by Talos Energy of the representations and warranties made to

Stone Energy or for a violation by Talos Energy of certain covenants and agreements in the Transaction Agreement.

The completion of the Transactions is not conditioned on New Talos entering into a new credit facility.

The completion of the Transactions is not conditioned on New Talos entering into a new credit facility. Although entering into a new credit facility is not a condition to closing, if a new credit facility is not available, it could cause the parties to be unable to satisfy other conditions to the closing of the Transactions, including impairing New Talos’s ability to consummate certain transactions contemplated by the Exchange Agreement, which could prevent the Transactions from closing. If a new credit facility is not available but the other conditions to the closing of the Transactions are still satisfied, Stone Energy and Talos Energy may be required to complete the Transactions anyway. If New Talos is unable to enter into a new credit facility and the Transactions are nonetheless completed, it could have a material adverse effect on the liquidity of New Talos.

Risk Factors Related to the Business of New Talos

The following are risk factors that relate to the business of the combined company, New Talos. In this section, as elsewhere in this consent solicitation statement/prospectus, unless the context requires otherwise, references to “Stone Energy” refer to Stone Energy and its consolidated subsidiaries before the completion of the Transactions, references to “New Talos” refer to New Talos and its consolidated subsidiaries following the completion of the Transactions, and references to the “Company,” “we,” “our,” or “us” refer to Stone Energy and its consolidated subsidiaries, before completion of the Transactions, or New Talos and its consolidated subsidiaries, after the completion of the Transactions, as the context requires.

Oil and natural gas prices are volatile. Significant declines in commodity prices in the future may adversely affect New Talos’s financial condition and results of operations, cash flows, access to the capital markets, and ability to grow.

New Talos’s revenues, cash flows, profitability, and future rate of growth will substantially depend upon the market prices of oil and natural gas. Prices will affect New Talos’s cash flows available for capital expenditures and its ability to access funds under its credit facility and through the capital markets. The amount available for borrowing under New Talos’s credit facility will be subject to a borrowing base, which will be determined by the lenders taking into account New Talos’s estimated proved reserves, and will be subject to periodic redeterminations based on pricing models to be determined by the lenders at such time. Oil and natural gas prices significantly declined in the second half of 2014, with sustained lower prices continuing throughout 2015, 2016 and 2017. Despite a modest recovery in late 2017, commodity prices could remain suppressed or decline further in the future, which will likely have material adverse effects on New Talos’s proved reserves and borrowing base. Further, because New Talos will use the full cost method of accounting for its oil and gas operations, it will perform a ceiling test each quarter, which will be impacted by declining prices. Significant price declines could cause New Talos to take additional ceiling test write-downs, which would be reflected as non-cash charges against current earnings. See “—Lower oil and natural gas prices and other factors in the future may result in ceiling test write-downs and other impairments of New Talos’s asset carrying values.”

In addition, significant or extended price declines may also adversely affect the amount of oil and natural gas that New Talos can produce economically. A reduction in production could result in a shortfall in New Talos’s expected cash flows and require New Talos to reduce its capital spending or borrow funds to cover any such shortfall. Any of these factors could negatively impact New Talos’s ability to replace its production and its future rate of growth.

The markets for oil and natural gas have been volatile historically and are likely to remain volatile in the future. For example, during the period January 1, 2015 through December 31, 2017, the NYMEX West Texas

Intermediate (“WTI”) crude oil price per Bbl ranged from a low of $30.62 to a high of $59.83, and the NYMEX natural gas price per MMBtu ranged from a low of $1.71 to a high of $3.93. The high, low and average prices for NYMEX WTI and NYMEX Henry Hub are monthly contract prices. The prices New Talos will receive for its oil and natural gas will depend upon many factors beyond its control, including, among others:

•	changes in the supply of and demand for oil and natural gas;

•	market uncertainty;

•	level of consumer product demands;

•	hurricanes and other adverse weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	price and availability of alternative fuels;

•	political and economic conditions in oil-producing countries, particularly those in the Middle East, Russia, South America and Africa;

•	actions by the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil and natural gas price and production controls;

•	U.S. and foreign supply of oil and natural gas;

•	price and quantity of oil and natural gas imports and exports;

•	the level of global oil and natural gas exploration and production;

•	the level of global oil and natural gas inventories;

•	localized supply and demand fundamentals and transportation availability;

•	speculation as to the future price of oil and the speculative trading of oil and natural gas futures contracts;

•	price and availability of competitors’ supplies of oil and natural gas;

•	technological advances affecting energy consumption; and

•	overall domestic and foreign economic conditions.

These factors make it very difficult to predict future commodity price movements with any certainty. Substantially all of New Talos’s oil and natural gas sales will be made in the spot market or pursuant to contracts based on spot market prices and will not be long-term fixed price contracts. Further, oil prices and natural gas prices do not necessarily fluctuate in direct relation to each other.

New Talos will be required to meet a minimum work program expressed in work units during a four-year exploration period according to the production sharing contracts (“PSCs”) with the National Hydrocarbons Commission of Mexico (the “CNH”).

On September 4, 2015, Talos Energy, together with its consortium partners Sierra Oil & Gas S. de R.L de C.V. (“Sierra”) and Premier Oil Plc (“Premier” and, together with Talos Energy and Sierra, the “Consortium”) executed two PSCs with the CNH for the development of the Mexican acreage—one for each of Blocks 2 and 7. PSCs require that the Consortium execute a minimum work program expressed in work units during a four-year exploration period. The work units represent the performance of exploration studies and seismic and drilling activities. The aggregate value of the minimum work program under the PSCs is approximately $143 million (gross), of which Talos Energy is responsible for a pro rata portion based on its participation interest—35% in Block 7 and 45% in Block 2. In order to guarantee the execution of the minimum work program under the PSCs, the Consortium was required to post a financial guarantee to the CNH of approximately $143 million (gross), of which Talos Energy’s share was $48.7 million. Talos Energy satisfied its share through a performance bond. As the Consortium completes the minimum work program under the PSCs, the amount of the financial guarantee will be reduced accordingly beginning after the second anniversary of entering into the PSCs. Effective January 23, 2018, the activities already performed on Block 7 have satisfied the minimum work program on Block 7, reducing the $143 million (gross) in outstanding letters of credit by $65.7 million (gross). Activities on Block 2 are in the planning phase and the Consortium is on schedule to satisfy the minimum work program on Block 2 by September 4, 2019. If Talos Energy or the Consortium is unable to meet the minimum work program, after the completion of the Transactions, New Talos, whose principal asset will be 100% of the equity interests in Talos Production, could be liable along with the other members in the Consortium for the remaining financial guarantee, and the CNH could rescind the PSCs for a default.

New Talos’s debt level and the covenants in any future agreements governing its debt, including the credit facility and the indenture for the new second lien notes, could negatively impact its financial condition, results of operations, and business prospects. New Talos’s failure to comply with these covenants could result in the acceleration of its outstanding indebtedness.

The terms of New Talos’s agreements governing its debt could impose significant restrictions on its ability to take a number of actions that New Talos may otherwise desire to take, including:

•	incurring additional debt;

•	paying dividends on stock, redeeming stock, or redeeming subordinated debt;

•	making investments;

•	creating liens on its assets;

•	selling assets;

•	guaranteeing other indebtedness;

•	entering into agreements that restrict dividends from its subsidiaries to New Talos;

•	merging, consolidating, or transferring all or substantially all of its assets;

•	hedging future production; and

•	entering into transactions with affiliates.

New Talos’s level of indebtedness, and the covenants to be contained in the agreements governing its debt, including the credit facility and the indenture for the new second lien notes, could have important consequences on its operations, including:

•	requiring New Talos to dedicate a substantial portion of its cash flow from operating activities to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures, and other general business activities;

•	limiting New Talos’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, and other general business activities;

•	limiting New Talos’s flexibility in planning for, or reacting to, changes in its business and the industry in which it will operate;

•	detracting from New Talos’s ability to successfully withstand a downturn in its business or the economy generally;

•	placing New Talos at a competitive disadvantage against other less leveraged competitors; and

•	making New Talos vulnerable to increases in interest rates because debt under its credit facility could be at variable rates.

New Talos may be required to repay all or a portion of its debt on an accelerated basis in certain circumstances. If New Talos fails to comply with the covenants and other restrictions in the agreements governing its debt, it could lead to an event of default and the acceleration of its repayment of outstanding debt. New Talos’s ability to comply with these covenants and other restrictions may be affected by events beyond its control, including prevailing economic and financial conditions. Sustained low oil and natural gas prices will have a material and adverse effect on New Talos’s liquidity position. New Talos’s cash flow will be highly dependent on the prices it will receive for oil and natural gas, which have declined significantly since mid-2014.

New Talos will depend on its credit facility for a portion of its future capital needs. New Talos will be required to comply with certain debt covenants and ratios under its credit facility. New Talos’s borrowing base under its credit facility, which will be redetermined semi-annually, will be based on an amount established by the lenders after their evaluation of New Talos’s proved oil and natural gas reserve values. If, due to a redetermination of New Talos’s borrowing base, its outstanding credit facility borrowings plus its outstanding letters of credit exceed its redetermined borrowing base (referred to as a borrowing base deficiency), New Talos could be required to repay such borrowing base deficiency. New Talos’s credit facility is expected to allow it to cure a borrowing base deficiency through any combination of the following actions: (i) repay amounts outstanding sufficient to cure the borrowing base deficiency within 30 days after the existence of such deficiency; (ii) add additional oil and gas properties acceptable to the banks to the borrowing base and take such actions necessary to grant the banks a mortgage in such oil and gas properties within 30 days after the existence of such deficiency; (iii) pay the deficiency in four equal monthly installments with the first installment due within 30 days after the existence of such deficiency; or (iv) any combination of the above. New Talos expects that it will be required to elect one of the foregoing options within 10 days after the existence of such deficiency.

New Talos may not have sufficient funds to make such repayments. If New Talos does not repay its debt out of cash on hand, New Talos could attempt to restructure or refinance such debt, reduce or delay investments and capital expenditures, sell assets, or repay such debt with the proceeds from an equity offering. New Talos cannot assure you that it will be able to generate sufficient cash flows from operating activities to pay the interest on its debt or that future borrowings, equity financings, or proceeds from the sale of assets will be available to pay or refinance such debt. Any refinancing of indebtedness could be at higher interest rates and may require New Talos to comply with more onerous covenants, which could further restrict business operations. The terms of New Talos’s debt, including its credit facility and its indenture for the new second lien notes, may also prohibit New Talos from taking such actions. Factors that will affect New Talos’s ability to raise cash through offerings of its capital stock, a refinancing of its debt, or a sale of assets include financial market conditions and New Talos’s market value and operating performance at the time of such offerings, refinancing, or sale of assets. New Talos cannot assure you that any such offerings, restructuring, refinancing, or sale of assets will be successfully completed.

Regulatory requirements and permitting procedures imposed by the Bureau of Ocean Energy Management (“BOEM”) and the Bureau of Safety and Environmental Enforcement (“BSEE”) could significantly delay New Talos’s ability to obtain permits to drill new wells in offshore waters.

BSEE and BOEM have imposed new and more stringent permitting procedures and regulatory safety and performance requirements for new wells to be drilled in federal waters. Compliance with these added and more stringent regulatory requirements and with existing environmental and spill regulations, together with uncertainties or inconsistencies in decisions and rulings by governmental agencies and delays in the processing and approval of drilling permits and exploration, development, oil spill-response, and decommissioning plans and possible additional regulatory initiatives could result in difficult and more costly actions and adversely affect or delay new drilling and ongoing development efforts. Moreover, these governmental agencies are continuing to evaluate aspects of safety and operational performance in the Gulf of Mexico and, as a result, are continuing to develop and implement new, more restrictive requirements. For example, in April 2016, BSEE published a final rule on well control that, among other things, imposes rigorous standards relating to the design, operation, and maintenance of blow-out preventers, real-time monitoring of deepwater and high temperature, high pressure drilling activities, and enhanced reporting requirements. Pursuant to President Trump’s Executive Orders dated March 28, 2017, and April 28, 2017 (the “Executive Orders”), respectively, BSEE initiated a review of the well control regulations to determine whether the rules are consistent with the stated policy of encouraging energy exploration and production, while ensuring that any such activity is safe and environmentally responsible. On October 24, 2017, BSEE announced, in a report published by the Department of the Interior, that it is considering several revisions to the regulations and that it is in the process of determining the most effective way to engage stakeholders in the process.

Also, in April 2016, BOEM published a proposed rule that would update existing air emissions requirements relating to offshore oil and natural gas activity on the Outer Continental Shelf (the “OCS”). BOEM regulates these air emissions in connection with its review of exploration and development plans, rights of way and rights of use, and/or easement applications. The proposed rule would bolster existing air emissions requirements by, among other things, requiring the reporting and tracking of the emissions of all pollutants defined by the U.S. Environmental Protection Agency (the “EPA”) to affect human health and public welfare. Pursuant to the Executive Orders, BOEM is reviewing the proposed air quality rule. On October 24, 2017, the Department of the Interior announced that it is currently reviewing recommendations on how to proceed, including promulgating final rules for certain necessary provisions and issuing a new proposed rule that may withdraw certain provisions and seek additional input on others.

Compliance with new and future regulations could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact New Talos’s business. Furthermore, among other adverse impacts, new regulatory requirements could delay operations, disrupt New Talos’s operations, or increase the risk of leases expiring before exploration and development efforts have been completed due to the time required to develop new technology. This would result in increased financial assurance requirements and incurrence of associated added costs, limit operational activities in certain areas, or cause New Talos to incur penalties or shut-in production at one or more of its facilities. If material spill incidents were to occur in the future, the United States or other countries where such an event may occur could elect to issue directives to temporarily cease drilling activities and, in any event, may from time to time issue further safety and environmental laws and regulations regarding offshore oil and natural gas exploration and development, any of which could have a material adverse effect on our business. We cannot predict with any certainty the full impact of any new laws or regulations on New Talos’s drilling operations or on the cost or availability of insurance to cover some or all of the risks associated with such operations.

New guidelines recently issued by BOEM related to financial assurance requirements to cover decommissioning obligations for operations on the OCS may have a material adverse effect on New Talos’s business, financial condition, or results of operations.

BOEM requires all operators in federal waters to provide financial assurances to cover the cost of plugging and abandoning wells and decommissioning offshore facilities. Historically, Stone Energy has been able to obtain an exemption from most bonding requirements based on its financial net worth. However, on March 21, 2016, Stone Energy received notice letters from BOEM stating that BOEM had determined that Stone Energy no longer qualified for a supplemental bonding waiver under the financial criteria specified in BOEM’s guidance to lessees at that time. In late March 2016, Stone Energy proposed a tailored plan to BOEM for financial assurances relating to its abandonment obligations, which provides for posting some incremental financial assurances in favor of BOEM. On May 13, 2016, Stone Energy received notice letters from BOEM rescinding its demand for supplemental bonding with the understanding that Stone Energy will continue to make progress with BOEM towards finalizing and implementing its long-term tailored plan. Currently, Stone Energy has posted an aggregate of approximately $115 million in surety bonds in favor of BOEM, third-party bonds, and letters of credit, all relating to its offshore abandonment obligations. Talos Energy has secured performance bonds for its abandonment obligations totaling approximately $239.0 million.

In July 2016, BOEM issued a new notice to lessees and operators (“NTL”), with an effective date of September 12, 2016, that augments requirements for the posting of additional financial assurance by offshore lessees. The NTL discontinues the policy of supplemental bonding waivers and allows for the ability to self-insure up to 10% of a company’s tangible net worth, where a company can demonstrate a certain level of financial strength.

Stone Energy received a self-insurance letter from BOEM dated September 30, 2016 stating that it was not eligible to self-insure any of its additional security obligations. Stone Energy received a proposal letter from BOEM dated October 20, 2016 indicating that additional security may be required. The September 30, 2016 self-insurance determination letter was rescinded by BOEM on March 24, 2017. Talos Production received notice from BOEM on December 29, 2016, ordering it to secure financial assurances in the form of additional security in the amount of $0.5 million. Subsequent to the December 29, 2016 order, BOEM has rescinded that order and all others sole-liability orders (i.e., orders related to properties for which there is no other current or prior owner who is liable) until further notice.

In the first quarter of 2017, BOEM announced that it would extend the implementation timeline for the new NTL by an additional six months. Furthermore, on April 28, 2017, President Trump issued an executive order directing the Secretary of the Interior to review the NTL to determine whether modifications are necessary to ensure operator compliance with lease terms while minimizing unnecessary regulatory burdens. On June 22, 2017, BOEM announced that, pending its review of the NTL, the implementation timeline would be indefinitely extended, subject to certain exceptions. At this time, it is uncertain when, or if, the new NTL will be implemented. Compliance with the NTL, or any other new rules, regulations, or legal initiatives by BOEM or other governmental authorities that impose more stringent requirements adversely affecting New Talos’s offshore activities could delay or disrupt its operations, result in increased supplemental bonding and costs, limit its activities in certain areas, cause New Talos to incur penalties or fines or to shut-in production at one or more of its facilities, or result in the suspension or cancellation of leases.

In addition, if fully implemented, the new NTL is likely to result in the loss of supplemental bonding waivers for a large number of operators on the OCS, which will in turn force these operators to seek additional surety bonds and could, consequently, challenge the surety bond market’s capacity for providing such additional financial assurance. Operators who have already leveraged their assets as a result of the declining oil market could face difficulty obtaining surety bonds because of concerns the surety companies may have about the priority of their lien on the operator’s collateral. Moreover, depressed oil prices could result in sureties seeking additional collateral to support existing bonds, such as cash or letters of credit, and New Talos cannot provide assurance that it will be able to satisfy collateral demands for future bonds to comply with supplemental bonding requirements of BOEM. If New Talos is required to provide collateral in the form of cash or letters of credit, its liquidity position could be negatively impacted and may require New Talos to seek alternative financing. To the extent New Talos is unable to secure adequate financing, it may be forced to reduce its capital expenditures. All of these factors may make it more difficult for New Talos to obtain the financial assurances required by BOEM to conduct operations on the OCS. These and other changes to BOEM bonding and financial assurance requirements could result in increased costs on New Talos’s operations and consequently have a material adverse effect on its business and results of operations.

New Talos will have a subsidiary that is subject to a plea agreement with the DOJ pursuant to which certain exploration and production activities must comply with a Safety and Environmental Compliance Program (“SECP”). Noncompliance with the SECP could result in a violation of the plea agreement and provide a basis for revocation or modification of probation.

In February 2014, Talos Energy received a grand jury subpoena from the DOJ addressing activities that occurred on the Ship Shoal 225A production platform operated by a subsidiary of Talos Energy, ERT. On November 30, 2015, ERT was charged with two violations of the Outer Continental Shelf Lands Act in connection with hot work and blowout preventer testing activities, and with two violations of the Clean Water Act for self-reported activities surrounding overboard discharge sampling and unpermitted discharges. On January 6, 2016, ERT pled guilty to these charges. On April 6, 2016, the United States District Court for the

Eastern District of Louisiana (the “Court”) accepted ERT’s plea and sentenced ERT, consistent with the plea agreement, to pay a penalty of $4.2 million, which ERT has paid. The Court placed ERT on probation for three years. The conditions of probation include compliance with an agreed SECP, pursuant to which ERT and another subsidiary of Talos Energy, Talos Energy Offshore LLC, must implement enhanced safety and environmental compliance inspections, reviews and audits, implement a comprehensive training program, implement enhanced operational controls to better manage, detect and prevent safety and environmental violations, and preparation and implementation of schedule for decommissioning. While Talos Energy believes that it is in substantial compliance with the SECP, a failure to comply with the SECP could result in a violation of the plea agreement and provide a basis for revocation or modification of probation, which could adversely affect New Talos’s financial condition and operations.

A financial crisis may impact New Talos’s business and financial condition and may adversely impact its ability to obtain funding under its new credit facility or in the capital markets.

In the future, New Talos will use its cash flows from operating activities and borrowings under its credit facility to fund its capital expenditures and rely on the capital markets and asset monetization transactions to provide it with additional capital for large or exceptional transactions. However, New Talos may not be able to access adequate funding under its credit facility as a result of (i) a decrease in its borrowing base due to the outcome of a borrowing base redetermination or a breach or default under its credit facility, including a breach of a financial covenant or (ii) an unwillingness or inability on the part of its lending counterparties to meet their funding obligations. In addition, New Talos may face limitations on its ability to access the debt and equity capital markets and complete asset sales, an increased counterparty credit risk on its derivatives contracts, and the requirement by contractual counterparties of New Talos to post collateral guaranteeing performance.

New Talos will require substantial capital expenditures to conduct its operations and replace its production, and New Talos may be unable to obtain needed financing on satisfactory terms necessary to fund its planned capital expenditures.

New Talos will spend a substantial amount of capital for the acquisition, exploration, exploitation, development, and production of oil and natural gas reserves. New Talos will fund its capital expenditures primarily through operating cash flows, cash on hand and borrowings under its credit facility, if necessary. The actual amount and timing of New Talos’s future capital expenditures may differ materially from its estimates as a result of, among other things, oil and natural gas prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. A further reduction in commodity prices may result in a further decrease in New Talos’s actual capital expenditures, which would negatively impact its ability to grow production.

New Talos’s cash flow from operations and access to capital will be subject to a number of variables, including:

•	its proved reserves;

•	the level of hydrocarbons New Talos will be able to produce from its wells;

•	the prices at which New Talos’s production will be sold;

•	New Talos’s ability to acquire, locate, and produce new reserves; and

•	New Talos’s ability to borrow under its credit facility.

If low oil and natural gas prices, operating difficulties, declines in reserves, or other factors, many of which are beyond its control, cause New Talos’s revenues, cash flows from operating activities, and the borrowing base under its credit facility to decrease, New Talos may be limited in its ability to fund the capital necessary to complete its capital expenditure program. After utilizing its available sources of financing, New Talos may be forced to raise additional debt or equity proceeds to fund such capital expenditures. New Talos cannot be sure that additional debt or equity financing will be available or cash flows provided by operations will be sufficient to meet these requirements. For example, the ability of oil and gas companies to access the equity and high yield debt markets has been significantly limited since the significant decline in commodity prices since mid-2014.

New Talos’s production, revenue, and cash flow from operating activities will be derived from assets that are concentrated in a single geographic area, making New Talos vulnerable to risks associated with operating in one geographic area.

New Talos’s production, revenue, and cash flow from operating activities will be derived from assets that are concentrated in a single geographic area, the Gulf of Mexico. Unlike other entities that are geographically diversified, New Talos may not have the resources to effectively diversify its operations or benefit from the possible spreading of risks or offsetting of losses. Its lack of diversification may subject New Talos to numerous economic, competitive, and regulatory developments, any or all of which may have an adverse impact upon the particular industry in which it will operate and result in its dependency upon a single or limited number of hydrocarbon basins. In addition, the geographic concentration of New Talos’s properties in the Gulf of Mexico and the Gulf Coast will mean that some or all of the properties could be affected should the region experience:

•	severe weather, such as hurricanes and other adverse weather conditions;

•	delays or decreases in production, the availability of equipment, facilities, or services;

•	delays or decreases in the availability or capacity to transport, gather, or process production;

•	changes in the status of pipelines that New Talos will depend on for transportation of its production to the marketplace;

•	extensive governmental regulation (including regulations that may, in certain circumstances, impose strict liability for pollution damage or require posting substantial bonds to address decommissioning and plugging and abandonment (“P&A”) costs) and interruption or termination of operations by governmental authorities based on environmental, safety, or other considerations; and/or

•	changes in the regulatory environment such as the new guidelines recently issued by BOEM related to financial assurance requirements to cover decommissioning obligations for operations on the OCS.

Because all or a number of New Talos’s properties could experience many of the same conditions at the same time, these conditions may have a relatively greater impact on its results of operations than they might have on other producers who have properties over a wider geographic area.

New Talos may experience significant shut-ins and losses of production due to the effects of hurricanes in the Gulf of Mexico.

New Talos’s production will be primarily associated with its properties in the Gulf of Mexico and the Gulf Coast. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on New Talos’s overall production level and its revenue. New Talos will be particularly vulnerable to significant risk from hurricanes and tropical storms in the Gulf of Mexico. New Talos is unable to predict what impact future hurricanes and tropical storms might have on its future results of operations and production.

A significant portion of New Talos’s production, revenue and cash flow will be concentrated in its Phoenix Field. Because of this concentration, any production problems, impacts of adverse weather or inaccuracies in reserve estimates could have a material adverse impact on its business.

On a pro forma basis after giving effect to the Transactions, approximately 35% of New Talos’s 2017 production and 37% of its 2017 oil, natural gas, and NGL revenue was attributable to its Phoenix Field. This concentration in the Phoenix Field means that any impact on New Talos’s production from the Phoenix Field, whether because of mechanical problems, adverse weather, well containment activities, changes in the regulatory environment, or otherwise, could have a material effect on its business. New Talos will produce the Phoenix Field through the Helix Producer I (“HP-I”), a dynamically positioned floating production facility that is operated by Helix Energy Solutions Group, Inc. (“Helix”). The HP-I interconnects the Phoenix Field through a production buoy that can be disconnected if the HP-I cannot maintain its position on station, such as in the event of a mechanical problem with the dynamic positioning system or the approach of a hurricane. Because the HP-I may have to be disconnected from the Phoenix Field if circumstances require, New Talos’s production from the Phoenix Field may be subject to more frequent interruptions than if the Phoenix Field was produced by a more conventional platform. New Talos will also be required to disconnect and dry-dock the HP-I every two to three years for inspection as required by the United States Coast Guard, during which time it will be unable to produce the Phoenix Field. On September 10, 2016, the HP-I was disconnected from the production buoy and released for dry dock for 28 days. Upon completion of the dry dock, the HP-I remained disconnected from the buoy connecting it to the Phoenix Field due to Federal Emergency Management Agency testing of test upgrades to the power management system preventing Talos Energy from reconnecting the HP-I to the Phoenix Field for a further five days. Once the buoy was connected, Phoenix Field production remained shut-in for an additional five days to conduct buoy remediation of the swivel piping. In addition, for 25 days in March 2015, Talos Energy was required to disconnect the HP-I from the production buoy due to upgrades to the power management system of the vessel, which is an integral part of the dynamic positioning system. The upgrade work was followed by sea trials that tested the dynamic positioning system and were required by various regulatory groups, including the United States Coast Guard.

The HP-I is part of the Helix Well Containment Group (“HWCG”), which is a consortium that is available to respond to any deepwater well control event, such as the Macondo well oil spill. If such an event were to occur and the HWCG was to be utilized for well control, the HP-I, which is the vessel that would be used to respond to the deepwater well control event, would be required to disconnect from the Phoenix Field until such time as the well control event was resolved and the HP-I could return to the Phoenix Field. During such time period, New Talos would not be able to produce the Phoenix Field. In the event the HP-I has to disconnect from the Phoenix Field, New Talos’s production, revenue, and cash flow will be adversely affected, which could have a material adverse effect on its business, financial condition, results of operations, and cash flows.

In addition, all New Talos’s production from the Phoenix Field will flow through the Boxer facility operated by Shell Pipeline Company LP. To the extent Shell Pipeline Company LP temporarily shuts in their Boxer facility, whether for maintenance or otherwise, New Talos will not be able to produce the Phoenix Field during this period of time, which may have a material adverse effect on its business, financial condition, results of operations, and cash flows.

If the actual reserves associated with the Phoenix Field are less than New Talos’s estimated reserves, such a reduction of reserves could have a material adverse effect on its business, financial condition, results of operations, and cash flows.

New Talos will not be insured against all of the operating risks to which its business will be exposed.

In accordance with industry practice, New Talos will maintain insurance against some, but not all, of the operating risks to which its business will be exposed. New Talos will insure some, but not all, of its properties from operational loss-related events. New Talos will have insurance policies that will include coverage for general liability, physical damage to its oil and gas properties, operational control of well, oil pollution, construction all risk, workers’ compensation and employers’ liability, and other coverage. New Talos’s insurance coverage will include deductibles that will have to be met prior to recovery, as well as sub-limits or self-insurance. Additionally, New Talos’s insurance will be subject to exclusions and limitations, and there is no assurance that such coverage will adequately protect New Talos against liability from all potential consequences, damages or losses.

New Talos is expected to have general liability insurance coverage with an annual aggregate limit of $250 million. New Talos will selectively purchase physical damage insurance coverage for its pipelines, platforms, facilities, and umbilicals for losses resulting from named windstorms and operational activities.

New Talos’s operational control of well coverage is expected to provide limits that will vary by well location and depth and range from a combined single limit of $25 million to $500 million per occurrence. Exploratory deepwater wells will have a coverage limit of up to $500 million per occurrence. Additionally, New Talos will maintain up to $150 million in oil pollution liability coverage. New Talos’s operational control of well and physical damage policy limits will be scaled proportionately to its working interests. New Talos’s general liability program will utilize a combination of assured’s interest and scalable limits. All of New Talos’s policies described above will be subject to deductibles, sub-limits, or self-insurance. Under its service agreements, including drilling contracts, New Talos expects to be indemnified for injuries and death of the service provider’s employees as well as contractors and subcontractors hired by the service provider.

An operational or hurricane or other adverse weather-related event may cause damage or liability in excess of New Talos’s coverage that might severely impact its financial position. New Talos may be liable for damages from an event relating to a project in which it will own a non-operating working interest. Such events may also cause a significant interruption to New Talos’s business, which might also severely impact its financial position. New Talos may experience production interruptions for which it will not have production interruption insurance.

New Talos will reevaluate the purchase of insurance, policy limits, and terms annually. Future insurance coverage for New Talos’s industry could increase in cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that New Talos believes will be economically acceptable. No assurance can be given that New Talos will be able to maintain insurance in the future at rates that it considers reasonable, and New Talos may elect to maintain minimal or no insurance coverage. New Talos may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause New Talos to restrict its operations in the Gulf of Mexico, which might severely impact its financial position. The occurrence of a significant event, not fully insured against, could have a material adverse effect on New Talos’s financial condition and results of operations.

Lower oil and natural gas prices and other factors in the future may result in ceiling test write-downs and other impairments of New Talos’s asset carrying values.

New Talos will use the full cost method of accounting for its oil and gas operations. Accordingly, New Talos will capitalize the costs to acquire, explore for and develop oil and gas properties. Under the full cost method of accounting, New Talos will compare, at the end of each financial reporting period for each cost center, the present value of estimated future net cash flows from proved reserves (based on a trailing 12-month average, hedge-adjusted commodity price and excluding cash flows related to estimated abandonment costs), to the net capitalized costs of proved oil and gas properties, net of related deferred taxes. New Talos will refer to this comparison as a ceiling test. If the net capitalized costs of proved oil and gas properties exceed the estimated discounted future net cash flows from proved reserves, New Talos will be required to write down the value of its oil and gas properties to the value of the estimated discounted future net cash flows. A write-down of oil and gas properties does not impact cash flows from operating activities, but does reduce net income. The risk that New Talos will be required to write down the carrying value of oil and gas properties increases when oil and natural gas prices are low or volatile. In addition, write-downs may occur if New Talos experiences substantial downward adjustments to its estimated proved reserves or its undeveloped property values, or if estimated future development costs increase. Volatility in commodity prices, poor conditions in the global economic markets and other factors could cause New Talos to record additional write-downs of its oil and natural gas properties and other assets in the future and incur additional charges against future earnings. Any required write-downs or impairments could materially affect the quantities and present value of New Talos’s reserves, which could adversely affect its business, results of operations and financial condition.

New Talos’s oil and gas operations will be subject to various international and U.S. federal, state and local governmental regulations that will materially affect its operations.

New Talos’s oil and gas operations will be subject to various international and U.S. federal, state and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions. Regulated matters include: permits for exploration, development and production operations; limitations on New Talos’s drilling activities in environmentally sensitive areas, such as marine habitats, and restrictions on the way New Talos can discharge materials into the environment; bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment and other decommissioning costs; reports concerning operations, the spacing of wells and unitization and pooling of properties; regulations regarding the rate, terms and conditions of transportation service or the price, terms, and conditions related to the purchase and sale of oil and natural gas; and taxation. Failure to comply with these laws and regulations can result in the assessment of administrative, civil or criminal penalties, the issuance of remedial obligations and the imposition of injunctions limiting or prohibiting certain of New Talos’s operations. In addition, because New Talos will hold federal leases, the federal government will require it to comply with numerous additional regulations applicable to government contractors.

In July 2017, Talos Energy along with partners Sierra and Premier, reported the discovery of a significant reservoir of crude oil in the Sureste basin offshore Mexico through the Zama-1 well. Data from the Zama-1 well indicates that it is possible the deposit could be part of a field that extends into an exploration block in which the state operator Pemex holds exploration and development rights.

The Ministry of Energy of Mexico has published general guidelines to direct parties’ actions when a potentially shared reservoir is discovered, and has promulgated more detailed draft regulations to govern the formation of units and approval of unit operating agreements, as well as the authority to direct parties holding rights in a potentially shared reservoir to appraise and potentially form a unit for development of such reservoir. The draft regulations promulgated by the Ministry of Energy are undergoing a regulatory open comment and approval process, and no final guidance or regulations on unitization exist at this time.

Accordingly, it is not clear how the reservoir identified by Talos Energy will be developed and what unitization procedures, requirements, or guidelines will apply to such development, including what procedures will be in place for selection of an operator for any eventual unit and determination of the parties’ participating interest rights in a shared reservoir. Any unit operating agreement eventually reached by relevant parties or any unit order issued by a governmental entity in Mexico could be adverse to New Talos and affect the value that New Talos is able to recognize from the reservoir discovery, including but not limited to an agreement or unit order that would require New Talos to allow a third party to develop and produce the crude oil reservoir identified through the Zama-1 well.

In addition, the Oil Pollution Act of 1990 (“OPA”) requires operators of offshore facilities such as New Talos to prove that they have the financial capability to respond to costs that may be incurred in connection with potential oil spills. Under the OPA and other environmental statutes such as the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and analogous state laws, owners and operators of certain defined onshore and offshore facilities are strictly liable for spills of oil and other regulated substances, subject to certain limitations. Consequently, a substantial spill from one of New Talos’s facilities subject to laws such as the OPA, CERCLA and RCRA could require the expenditure of additional, and potentially significant, amounts of capital, or could have a material adverse effect on New Talos’s earnings, results of operations, competitive position or financial condition. New Talos cannot predict the ultimate cost of compliance with these requirements or their impact on its earnings, operations or competitive position.

Production periods or reserve lives for Gulf of Mexico properties may subject New Talos to higher reserve replacement needs and may impair its ability to reduce production during periods of low oil and natural gas prices.

The vast majority of New Talos’s operations will be in the Gulf of Mexico. As a result, its reserve replacement needs from new prospects may be greater than those of other oil and gas companies with longer-life reserves in other producing areas. New Talos’s future oil and natural gas production will be highly dependent upon its level of success in finding or acquiring additional reserves at a unit cost that will be sustainable at prevailing commodity prices.

Exploring for, developing or acquiring reserves is capital intensive and uncertain. New Talos may not be able to economically find, develop or acquire additional reserves or make the necessary capital investments if New Talos’s cash flows from operations decline or external sources of capital become limited or unavailable. New Talos’s need to generate revenues to fund ongoing capital commitments or repay debt may limit its ability to slow or shut-in production from producing wells during periods of low prices for oil and natural gas. New Talos cannot assure you that its future exploitation, exploration, development and acquisition activities will result in additional proved reserves or that New Talos will be able to drill productive wells at acceptable costs. Further, current market conditions may adversely impact New Talos’s ability to obtain financing to fund acquisitions, and they have lowered the level of activity and depressed values in the oil and natural gas property sales market.

New Talos’s actual recovery of reserves may substantially differ from its proved reserve estimates.

Estimates of New Talos’s proved oil and natural gas reserves and the estimated future net cash flows from such reserves are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir and is therefore inherently imprecise. Additionally, New Talos’s interpretations of the rules governing the estimation of proved reserves could differ from the interpretation of staff members of regulatory authorities resulting in estimates that could be challenged by these authorities.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves. New Talos’s properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, New Talos may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond its control.

You should not assume that any present value of future net cash flows from New Talos’s proved reserves represents the market value of its estimated oil and natural gas reserves. New Talos will base the estimated discounted future net cash flows from its proved reserves at December 31, 2017 on historical 12-month average prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Further, actual future net revenues will be affected by factors such as:

•	the amount and timing of capital expenditures and decommissioning costs;

•	the rate and timing of production;

•	changes in governmental regulations or taxation;

•	volume, pricing and duration of New Talos’s oil and natural gas hedging contracts;

•	supply of and demand for oil and natural gas;

•	actual prices New Talos will receive for oil and natural gas; and

•	New Talos’s actual operating costs in producing oil and natural gas.

The timing of both New Talos’s production and its incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from reserves, and thus their actual present value. In addition, the 10% discount factor that New Talos will use to calculate the net present value of future net revenues and cash flows may not necessarily be the most appropriate discount factor based on its cost of capital in effect from time to time and the risks associated with its business and the oil and gas industry in general.

At December 31, 2017, approximately 38% of New Talos’s estimated proved reserves (by volume) were undeveloped and approximately 23% were non-producing. Any or all of New Talos’s proved undeveloped or proved developed non-producing reserves may not be ultimately developed or produced. Furthermore, any or all of New Talos’s undeveloped and developed non-producing reserves may not be ultimately produced during the time periods New Talos will plan or at the costs it will budget, which could result in the write-off of previously recognized reserves. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. New Talos’s reserve estimates will include the assumptions that it will incur capital expenditures to develop these undeveloped reserves and the actual costs and results associated with these properties may not be as estimated. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of New Talos’s reserves, which could adversely affect its business, results of operations and financial condition.

Three-dimensional seismic interpretation does not guarantee that hydrocarbons are present or if present will produce in economic quantities.

New Talos will rely on 3D seismic studies to assist it with assessing prospective drilling opportunities on its properties, as well as on properties that New Talos may acquire. Such seismic studies are merely an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities, and seismic indications of hydrocarbon saturation are generally not reliable indicators of productive reservoir rock. These limitations of 3D seismic data may impact New Talos’s drilling and operational results, and consequently its financial condition.

SEC rules could limit New Talos’s ability to book additional proved undeveloped reserves in the future.

SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement may limit New Talos’s ability to book additional proved undeveloped reserves as it pursues its drilling program. Moreover, New Talos may be required to write down its proved undeveloped reserves if it does not drill those wells within the required five-year timeframe.

New Talos’s acreage will have to be drilled before lease expiration in order to hold the acreage by production. If commodity prices become depressed for an extended period of time, it might not be economical for New Talos to drill sufficient wells in order to hold acreage, which could result in the expiry of a portion of its acreage, which could have an adverse effect on its business.

Unless production is established as required by the leases covering the undeveloped acres, the leases for such acreage may expire. As of December 31, 2017, New Talos will have leases on 58,925 gross (58,824 net) acres that could potentially expire during fiscal year 2018.

New Talos’s drilling plans for areas not held by production will be subject to change based upon various factors. Many of these factors will be beyond New Talos’s control, including drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals. On the acreage that New Talos will not operate, New Talos will have less control over the timing of drilling, and therefore there will be additional risk of expirations occurring in those sections.

The marketability of New Talos’s production will depend mostly upon the availability, proximity, and capacity of oil and natural gas gathering systems, pipelines, and processing facilities.

The marketability of New Talos’s production will depend upon the availability, proximity, operation, and capacity of oil and natural gas gathering systems, pipelines, and processing facilities. The lack of availability or capacity of these gathering systems, pipelines, and processing facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. The disruption of these gathering systems, pipelines, and processing facilities due to maintenance and/or weather could negatively impact New Talos’s ability to market and deliver its products. Federal, state, and local regulation of oil and natural gas production and transportation, general economic conditions, and changes in supply and demand could adversely affect New Talos’s ability to produce and market its oil and natural gas. If market factors changed dramatically, the financial impact on New Talos could be substantial. The availability of markets and the volatility of product prices will be beyond New Talos’s control and represents a significant risk.

New Talos’s actual production could differ materially from its forecasts.

From time to time, New Talos will provide forecasts of expected quantities of future oil and gas production. These forecasts will be based on a number of estimates, including expectations of production from existing wells. In addition, New Talos’s forecasts may assume that none of the risks associated with its oil and natural gas operations summarized in this section would occur, such as facility or equipment malfunctions, adverse weather effects, or significant declines in commodity prices or material increases in costs, which could make certain production uneconomical.

New Talos’s operations will be subject to numerous risks of oil and natural gas drilling and production activities.

Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be found. The cost of drilling and completing wells is often uncertain. To the extent New Talos will drill additional wells in the Gulf of Mexico deepwater and/or in the Gulf Coast deep gas, its drilling activities will increase capital cost. In addition, the geological complexity of the areas New Talos will have oil and natural gas operations may make it more difficult for New Talos to sustain the historical rates of drilling success of Stone Energy and Talos Energy. Oil and natural gas drilling and production activities may be shortened, delayed, or cancelled as a result of a variety of factors, many of which will be beyond New Talos’s control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	hurricanes and other adverse weather conditions;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

The prevailing prices of oil and natural gas also affect the cost of and the demand for drilling rigs, production equipment, and related services. New Talos cannot assure you that the wells it will drill will be productive or that New Talos will recover all or any portion of its investment. Drilling for oil and natural gas may be unprofitable. Drilling activities can result in dry wells and wells that are productive but do not produce sufficient cash flows to recoup drilling costs.

New Talos’s industry will experience numerous operating risks.

The exploration, development and production of oil and gas properties involves a variety of operating risks, including the risk of fire, explosions, blowouts, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. New Talos will also be involved in completion operations that utilize hydraulic fracturing, which may potentially present additional operational and environmental risks. Additionally, New Talos’s offshore operations will be subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions, including the effects of hurricanes.

In addition, an oil spill on or related to New Talos’s properties and operations could expose New Talos to joint and several strict liability, without regard to fault, under applicable law for containment and oil removal costs and a variety of public and private damages, including, but not limited to, the costs of responding to a release of oil, natural resource damages and economic damages suffered by persons adversely affected by an oil spill. If an oil discharge or substantial threat of discharge were to occur, New Talos may be liable for costs and damages, which costs and damages could be material to its results of operations and financial position.

New Talos’s business will also be subject to the risks and uncertainties normally associated with the exploration for and development and production of oil and natural gas that will be beyond its control, including uncertainties as to the presence, size and recoverability of hydrocarbons. New Talos may not encounter commercially productive oil and natural gas reservoirs. New Talos may not recover all or any portion of its investment in new wells. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause New Talos’s drilling activities to be unsuccessful and/or result in a total loss of its investment, which could have a material adverse effect on its financial condition, results of operations and cash flows. In addition, New Talos may be uncertain as to the future cost or timing of drilling, completing and operating wells.

New Talos will have an interest in five deepwater fields: the Phoenix Field, the Bushwood Field, the Gunnison Field, the Pompano Field and the Amberjack Field, and may attempt to pursue additional operational activity in the future and acquire additional fields and leases in the deepwaters of the Gulf of Mexico (water depths greater than 2,000 feet). Exploration for oil or natural gas in the deepwater of the Gulf of Mexico generally involves greater operational and financial risks than exploration on the GOM Conventional Shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. For example, the drilling of deepwater wells requires specific types of drilling rigs with significantly higher day rates and limited availability as compared to the rigs used in shallower water. Deepwater wells often use subsea completion techniques with subsea trees tied back to host production facilities with flow lines. The installation of these subsea trees and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations may encounter mechanical difficulties and equipment failures that could result in cost overruns. Furthermore, the deepwater operations generally lack the physical and oilfield service infrastructure present on the GOM Conventional Shelf. As a result, a considerable amount of time may elapse between a deepwater discovery and the marketing of the associated oil or natural gas, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of infrastructure, some reserve discoveries in the deepwater may never be produced economically.

If any of these industry operating risks occur, New Talos could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, suspension of operations and production and repairs to resume operations. Any of these industry operating risks could have a material adverse effect on New Talos’s business, results of operations, and financial condition.

New Talos’s business could be negatively affected by security threats, including cybersecurity threats, terrorist attacks, and other disruptions.

As an oil and gas producer, New Talos will face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable, threats to the security of its facilities and infrastructure or third-party facilities and infrastructure, such as processing plants and pipelines, and threats from terrorist acts. The potential for such security threats will subject New Talos’s operations to increased risks that could have a material adverse effect on its business. In particular, the implementation of various procedures and controls to monitor and mitigate security threats and to increase security for New Talos’s information, facilities, and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of sensitive information, critical infrastructure, or capabilities essential to New Talos’s operations and could have a material adverse effect on its reputation, financial position, results of operations, or cash flows. Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could damage New Talos’s reputation and lead to financial losses from remedial actions, loss of business, or potential liability.

The U.S. government has issued warnings that U.S. energy assets may be the future targets of terrorist organizations. These developments will subject New Talos’s operations to increased risks. Any future terrorist attack at New Talos’s facilities, or those of its purchasers, could have a material adverse effect on its financial condition and operations.

New Talos’s estimates of future asset retirement obligations may vary significantly from period to period and unanticipated decommissioning costs could materially adversely affect its future financial position and results of operations.

New Talos will be required to record a liability for the discounted present value of its asset retirement obligations to plug and abandon inactive, non-producing wells; to remove inactive or damaged platforms, facilities and equipment; and to restore the land or seabed at the end of oil and natural gas operations. These costs are typically considerably more expensive for offshore operations as compared to most land-based operations due to increased regulatory scrutiny and the logistical issues associated with working in waters of various depths. Estimating future restoration and removal costs in the Gulf of Mexico is especially difficult because most of the removal obligations may be many years in the future, regulatory requirements are subject to change or more restrictive interpretation, and asset removal technologies are constantly evolving, which may result in additional or increased or decreased costs. As a result, New Talos may significantly increase or decrease its estimated asset retirement obligations in future periods. For example, because New Talos will operate in the Gulf of Mexico, platforms, facilities and equipment will be subject to damage or destruction as a result of hurricanes and other adverse weather conditions. Also, the sustained lower commodity price environment may cause New Talos’s non-operator partners to be unable to pay their share of costs, which may require New Talos to pay its proportionate share of the defaulting party’s share of costs.

The estimated costs to plug and abandon a well or dismantle a platform can change dramatically if the host platform from which the work was anticipated to be performed is damaged or toppled rather than structurally intact. Accordingly, New Talos’s estimates of future asset retirement obligations could differ dramatically from what it may ultimately incur as a result of damage from a hurricane.

Moreover, the timing for pursuing restoration and removal activities has accelerated for operators in the Gulf of Mexico following BSEE’s issuance of an NTL that established a more stringent regimen for the timely decommissioning of what is known as “idle iron” wells, which are platforms and pipelines that are no longer producing or serving exploration or support functions with respect to an operator’s lease in the Gulf of Mexico. The idle iron NTL requires decommissioning of any well that has not been used during the past five years for exploration or production on active leases and is no longer capable of producing in paying quantities, which must then be permanently plugged or temporarily abandoned within three years’ time. Similarly, platforms or other facilities no longer useful for operations must be removed within five years of the cessation of operations. New Talos may have to draw on funds from other sources to satisfy decommissioning costs. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on its financial position and results of operations. Moreover, as a result of the implementation of the idle iron NTL, there is expected to be increased demand for salvage contractors and equipment operating in the Gulf of Mexico, resulting in increased estimates of plugging, abandonment, and removal costs and associated increases in operators’ asset retirement obligations.

In addition, New Talos could become responsible for decommissioning liabilities related to offshore facilities it no longer owns or operates. Federal regulations allow the government to call upon predecessors in interest of oil and natural gas leases to pay for P&A, restoration, and decommissioning obligations if the current operator fails to fulfill those obligations, the costs of which could be significant. Moreover, several onshore and offshore exploration and production companies have sought bankruptcy protection over the past several years. The government may seek to impose a bankrupt entity’s P&A obligations on New Talos or other predecessors-in-interest, which could be significant and adversely affect New Talos’s business, results of operations, financial condition, and cash flows.

New Talos may not receive payment for a portion of its future production.

New Talos may not receive payment for a portion of its future production. New Talos will attempt to diversify its sales and obtain credit protections, such as parent guarantees, from certain of its purchasers. The tightening of credit in the financial markets may make it more difficult for customers to obtain financing and, depending on the degree to which this occurs, there may be a material increase in the nonpayment and nonperformance by customers. New Talos is unable to predict what impact the financial difficulties of certain purchasers may have on its future results of operations and liquidity.

New Talos may not realize all of the anticipated benefits from its acquisitions, and New Talos may be unable to successfully integrate acquisitions.

New Talos’s growth strategy will, in part, rely on acquisitions. New Talos will have to plan and manage acquisitions effectively to achieve revenue growth and maintain profitability in its evolving market. New Talos will grow in the future by expanding the exploitation and development of its existing assets, in addition to growing through targeted acquisitions in the Gulf of Mexico or in other basins. New Talos may not realize all of the anticipated benefits from its future acquisitions, such as increased earnings, cost savings, and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than expected acquisition and operating costs or other difficulties, inexperience with operating in new geographic regions, unknown liabilities, inaccurate reserve estimates, and fluctuations in market prices.

In addition, integrating acquired businesses and properties involves a number of special risks and unforeseen difficulties can arise in integrating operations and systems and in retaining and assimilating employees. These difficulties include, among other things:

•	operating a larger organization;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating corporate, technological and administrative functions;

•	diverting management’s attention from regular business concerns;

•	diverting financial resources away from existing operations;

•	increasing New Talos’s indebtedness; and

•	incurring potential environmental or regulatory liabilities and title problems.

Any of these or other similar risks could lead to potential adverse short-term or long-term effects on New Talos’s operating results. The process of integrating New Talos’s operations could cause an interruption of or loss of momentum in the activities of its business. Members of New Talos’s management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage its business. If New Talos’s management is not able to effectively manage the integration process, or if any business activities are interrupted as a result of the integration process, New Talos’s business could suffer.

New Talos’s acquisitions could expose it to potentially significant liabilities, including P&A liabilities.

New Talos expects that acquisitions will contribute to its future growth. In connection with potential future acquisitions, New Talos may only be able to perform limited due diligence.

Successful acquisitions of oil and natural gas properties require an assessment of a number of factors, including estimates of recoverable reserves, the timing of recovering reserves, exploration potential, future oil and natural gas prices, operating costs, and potential environmental, regulatory and other liabilities, including P&A liabilities. Such assessments are inexact and may not disclose all material issues or liabilities. In connection with its assessments, New Talos will perform a review of the acquired properties. However, such a review may not reveal all existing or potential problems. In addition, New Talos’s review may not permit it to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities.

There may be threatened, contemplated, asserted, or other claims against the acquired assets related to environmental, title, regulatory, tax, contract, litigation, or other matters of which New Talos will be unaware, which could materially and adversely affect its production, revenues, and results of operations. New Talos will sometimes be able to obtain contractual indemnification for preclosing liabilities, including environmental liabilities, but New Talos will generally acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. In addition, even if New Talos is able to obtain such indemnification from the sellers, these indemnification obligations will usually expire over time and could potentially expose New Talos to unindemnified liabilities, which could materially adversely affect its production, revenues, and results of operations.

New Talos may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (the “FCPA”).

New Talos is subject to the FCPA and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. New Talos may do business in the future in countries and regions in which it may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations, or private entities. Thus, New Talos will face the risk of unauthorized payments or offers of payments by one of its employees or consultants, given that these parties may not always be subject to New Talos’s control. New Talos’s existing safeguards and any future improvements may prove to be less than effective, and its employees and consultants may engage in conduct for which New Talos might be held responsible.

Under the PSCs with the CNH, New Talos will work as a consortium with two other partners—Sierra and Premier. In the future, New Talos may partner with other companies with whom it will be unfamiliar. Violations of the FCPA, by any consortium partner, may result in severe criminal or civil sanctions, and New Talos may be subject to other liabilities, which could negatively affect its business, operating results and financial condition. In addition, the CNH has the authority to rescind the PSCs if these violations occur.

New Talos’s operations may be adversely affected by political and economic circumstances in the countries in which it will operate.

New Talos’s oil and gas exploration, development, and production activities will be subject to political and economic uncertainties (including but not limited to changes, sometimes frequent or marked, in energy policies or the personnel administering them), expropriation of property, cancellation or modification of contract rights, changes in laws and policies governing operations of foreign-based companies, unilateral renegotiation of contracts by governmental entities, redefinition of international boundaries or boundary disputes, foreign exchange restrictions, currency fluctuations, royalty and tax increases, and other risks arising out of governmental sovereignty over the areas in which New Talos’s operations will be conducted, as well as risks of loss due to acts of terrorism, piracy, disease, illegal cartel activities, and other political risks, including tension and confrontations among political parties. Some of these risks may be higher in the developing countries in which New Talos will conduct its activities, namely, Mexico. Mexico’s next presidential election will be held in July 2018. The presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. As a result, New Talos cannot predict whether changes in Mexican governmental policy will result from the change in administration. Political events in Mexico could adversely affect economic conditions and/or the oil and gas industry and, by extension, New Talos’s results of operations and financial position.

New Talos’s operations may be exposed to risks of illegal cartel activities, local economic conditions, political disruption, and governmental policies that may:

•	disrupt New Talos’s operations;

•	restrict the movement of funds or limit repatriation of profits;

•	in the case of New Talos’s non-U.S. operations, lead to U.S. government or international sanctions; and

•	limit access to markets for periods of time.

Disruptions may occur in the future, and losses caused by these disruptions may not be covered by insurance. Consequently, New Talos’s exploration, development, and production activities may be substantially affected by factors that could have a material adverse effect on its financial condition and results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, New Talos may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the United States, which could adversely affect the outcome of such dispute.

New Talos’s operations may also be adversely affected by laws and policies of the jurisdictions, including Mexico, the United States, the Netherlands and other jurisdictions, in which New Talos will do business that affect foreign trade and taxation. Changes in any of these laws or policies or the implementation thereof could have a material adverse effect on New Talos’s results of operations and financial position.

New technologies may cause New Talos’s current exploration and drilling methods to become obsolete, and New Talos may not be able to keep pace with technological developments in its industry.

The oil and natural gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, New Talos may be placed at a competitive disadvantage, and competitive pressures may force New Talos to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before New Talos can. New Talos will rely heavily on the use of seismic technology to identify low-risk development and exploitation opportunities and to reduce its geological risk. Seismic technology or other technologies that New Talos may implement in the future may become obsolete. New Talos cannot be certain that it will be able to implement technologies on a timely basis or at a cost that will be acceptable to New Talos. If New Talos is unable to maintain technological advancements consistent with industry standards, its business, results of operations, and financial condition may be materially adversely affected.

New Talos may not be in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves from its non-operated properties.

As New Talos carries out its drilling program, it may not serve as operator of all planned wells. New Talos may have limited ability to exercise influence over the operations of some non-operated properties and their associated costs. New Talos’s dependence on the operator and other working interest owners and its limited ability to influence operations and associated costs of properties operated by others could prevent the realization of anticipated results in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others will depend upon a number of factors that could be largely outside of New Talos’s control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	risk of other non-operator’s failing to pay its share of costs, which may require New Talos to pay its proportionate share of the defaulting party’s share of costs;

•	selection of technology;

•	the rate of production of the reserves; and

•	the timing and cost of P&A operations.

In addition, with respect to oil and natural gas projects that New Talos will not operate, New Talos will have limited influence over operations, including limited control over the maintenance of safety and environmental standards. The operators of those properties may, depending on the terms of the applicable joint operating agreement:

•	refuse to initiate exploration or development projects;

•	initiate exploration or development projects on a slower or faster schedule than New Talos would prefer;

•	delay the pace of exploratory drilling or development; and/or

•	drill more wells or build more facilities on a project than New Talos can afford, whether on a cash basis or through financing, which may limit New Talos’s participation in those projects or limit the percentage of its revenues from those projects.

The occurrence of any of the foregoing events could have a material adverse effect on New Talos’s anticipated exploration and development activities.

Competition within New Talos’s industry may adversely affect its operations.

Competition within New Talos’s industry is intense, particularly with respect to the acquisition of producing properties and undeveloped acreage. New Talos will compete with major oil and gas companies and other independent producers of varying sizes, all of which are engaged in the acquisition of properties and the exploration and development of such properties. Many of New Talos’s competitors have financial resources and exploration and development budgets that will be substantially greater than its budget, which may adversely affect its ability to compete. If other companies relocate to the Gulf of Mexico region, levels of competition may increase and New Talos’s business could be adversely affected. In the exploration and production business, some of the larger integrated companies may be better able than New Talos to respond to industry changes including price fluctuations, oil and gas demand, political change and government regulations.

New Talos will actively compete with other companies when acquiring new leases or oil and gas properties. For example, new leases acquired from BOEM are acquired through a “sealed bid” process and are generally awarded to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. The competitors may also have a greater ability to continue drilling activities during periods of low oil and gas prices, such as the current decline in oil prices, and to absorb the burden of current and future governmental regulations and taxation. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than New Talos’s financial or personnel resources will permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than New Talos will be able or willing to pay. Further, New Talos’s competitors may be able to expend greater resources on the existing and changing technologies that New Talos believes will impact attaining success in the industry. If New Talos is unable to compete successfully in these areas in the future, its future revenues and growth may be diminished or restricted.

The loss of New Talos’s larger customers could materially reduce its revenue and materially adversely affect its business, financial condition and results of operations.

New Talos will have a limited number of customers that provide a substantial portion of its revenue. The loss of New Talos’s larger customers, including Shell Trading (US) Company (“Shell”), could adversely affect its current and future revenue and have a material adverse effect on its business, financial condition and results of operations.

New Talos’s business will depend on access to oil and natural gas processing, gathering and transportation systems and facilities.

The marketability of New Talos’s oil and natural gas production will depend in large part on the operation, availability, proximity, capacity and expansion of processing, gathering and transportation facilities owned by third parties. New Talos can provide no assurance that sufficient processing, gathering and/or transportation capacity will exist or that New Talos will be able to obtain sufficient processing, gathering and/or transportation capacity on economic terms. A lack of available capacity on processing, gathering and transportation facilities or delays in their planned expansions could result in the shut-in of producing wells or the delay or discontinuance of drilling plans for properties. A lack of availability of these facilities for an extended period of time could negatively impact New Talos’s revenues. In addition, New Talos will enter into contracts for firm transportation and any failure to renew those contracts on the same or better commercial terms could increase New Talos’s costs and its exposure to the risks described above. In addition, the rates charged for processing, gathering and transportation services may increase over time.

The loss of key personnel could adversely affect New Talos’s ability to operate.

New Talos’s industry has lost a significant number of experienced professionals over the years due to its cyclical nature, which is attributable, among other reasons, to the volatility in commodity prices. New Talos’s operations will be dependent upon key management and technical personnel. New Talos cannot assure you that individuals will remain with New Talos for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have an adverse effect on New Talos and its operations.

In addition, New Talos’s exploration, production and decommissioning activities will require personnel with specialized skills and experience. As a result, New Talos’s ability to remain productive and profitable will depend upon its ability to employ and retain skilled workers. New Talos’s ability to expand its operations will depend in part on its ability to increase the size of its skilled labor force, including geologists and geophysicists, field operations managers and engineers, to handle all aspects of its exploration, production and decommissioning activities. The demand for skilled workers in New Talos’s industry is high, and the supply is limited. A significant increase in the wages paid by competing employers or the unionization of New Talos’s Gulf of Mexico employees could result in a reduction of its labor force, increases in the wage rates that New Talos will have to pay or both. If either of these events were to occur, New Talos’s capacity and profitability could be diminished and its growth potential could be impaired.

Resolution of litigation could materially affect New Talos’s financial position and results of operations.

Resolution of litigation could materially affect New Talos’s financial position and results of operations. To the extent that potential exposure to liability will not be covered by insurance or insurance coverage will be inadequate, New Talos may incur losses that could be material to its financial position or results of operations in future periods.

Tax laws and regulations are highly complex, subject to interpretation, and may change over time.

The tax laws and regulations to which New Talos is subject are highly complex, subject to interpretation, and may change over time. New Talos’s tax filings are based upon its interpretation of the tax laws in effect in various jurisdictions at the time such filings are made. If the tax laws and regulations to which New Talos is subject change, or if the taxing authorities do not agree with New Talos’s interpretation of the effects of such laws and regulations, it could have an adverse effect on New Talos’s financial position, results of operations, and cash flows.

On December 22, 2017, the President signed into law Public Law No. 115-97, a comprehensive tax reform bill commonly referred to as the Tax Cuts and Jobs Act (the “Act”), which significantly reforms the Code. Among other changes, the Act (i) permanently reduces the U.S. corporate income tax rate, (ii) repeals the corporate alternative minimum tax, (iii) eliminates the deduction for certain domestic production activities, (iv) imposes new limitations on the utilization of net operating losses generated after 2017, and (v) provides for more general changes to the taxation of corporations, including changes to cost recovery rules and to the deductibility of interest expense, all of which may impact the taxation of oil and gas companies. The Act is complex and far-reaching and New Talos has not yet completed a full analysis of the impact the Act on New Talos’s business and financial condition. The impact of the Act may differ from New Talos’s current estimates due to changes in interpretations and assumptions made by New Talos and the issuance of additional regulatory guidance. Any such changes in New Talos’s interpretations or assumptions could have an adverse effect on New Talos’s financial position, results of operations, and cash flows.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the crude oil and natural gas that New Talos will produce.

The EPA has determined that emissions of carbon dioxide, methane, and other “greenhouse gases” present an endangerment to public health and the environment because emissions of such gases contribute to warming of the Earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act (the “CAA”). The EPA adopted two sets of rules regulating greenhouse gas emissions under the CAA, one of which requires a reduction in emissions of greenhouse gases from motor vehicles and the other of which regulates emissions of greenhouse gases from certain large stationary sources through preconstruction and operating permit requirements.

The EPA has also adopted rules requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States, on an annual basis. Recent regulation of emissions of greenhouse gases has focused on fugitive methane emissions. For example, in June 2016, the EPA finalized rules that established new air emission controls for emissions of methane from certain equipment and processes in the oil and natural gas source category, including production, processing, transmission, and storage activities. The EPA’s rule package includes first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions. However, in a March 28, 2017 executive order, President Trump directed the EPA to review the 2016 regulations and, if appropriate, to initiate a rulemaking to rescind or revise them consistent with the stated policy of promoting clean and safe development of the nation’s energy resources, while at the same time avoiding regulatory burdens that unnecessarily encumber energy production. On June 16, 2017, the EPA published a proposed rule to stay for two years certain requirements of the 2016 regulations, including fugitive emission requirements.

In addition, while the United States Congress has not taken any legislative action to reduce emissions of greenhouse gases, many states have established greenhouse gas cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal.

Additionally, the United States is one of almost 200 nations that, in December 2015, agreed to the Paris Agreement, an international climate change agreement in Paris, France that calls for countries to set their own greenhouse gas emissions targets and be transparent about the measures each country will use to achieve its greenhouse gas emissions targets. The Paris Agreement entered into force on November 4, 2016. In June 2017, President Trump stated that the United States would withdraw from the Paris Agreement, but may enter into a future international agreement related to greenhouse gases. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time.

The adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements. Substantial limitations on greenhouse gas emissions could also adversely affect demand for the oil and natural gas New Talos will produce and lower the value of its reserves. Consequently, legislation and regulatory programs to reduce emissions of greenhouse gases could have an adverse effect on New Talos’s business, financial condition, and results of operations.

In addition, claims have been made against certain energy companies alleging that greenhouse gas emissions from oil and natural gas operations constitute a public nuisance under federal and/or state common law. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against us and could allege personal injury, property damage, or other liabilities. While our business is not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, and other climatic events. New Talos’s offshore operations will be particularly at risk from severe climatic events. If any such climate changes were to occur, they could have an adverse effect on New Talos’s financial condition and results of operations.

The enactment of derivatives legislation could have an adverse effect on New Talos’s ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with its business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), enacted on July 21, 2010, expanded federal oversight and regulation of the over-the-counter derivatives market and entities, such as New Talos, that participate in that market. The Act requires the U.S. Commodity Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations implementing the Act. Although the CFTC and the SEC have finalized certain regulations, others remain to be finalized or implemented and it is not possible at this time to predict when this will be accomplished.

In one of its rulemaking proceedings still pending under the Act, the CFTC issued on December 5, 2016, re-proposed rules imposing position limits for certain futures and option contracts in various commodities (including oil and gas) and for swaps that are their economic equivalents. Under the proposed rules on position limits, certain types of hedging transactions are exempt from these limits on the size of positions that may be held, provided that such hedging transactions satisfy the CFTC’s requirements for certain enumerated “bona fide hedging” transactions or positions. As these new position limit rules are not yet final, the impact of those provisions on New Talos is uncertain at this time.

The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing and the associated rules also will require New Talos, in connection with covered derivative activities, to comply with clearing and trade-execution requirements or to take steps to qualify for an exemption to such requirements. Although New Talos expects to qualify for the end-user exception from the mandatory clearing requirements for swaps to be entered into to hedge its commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that New Talos will use for hedging. In addition, certain banking regulators and the CFTC have recently adopted final rules establishing minimum margin requirements for uncleared swaps. Although New Talos expects to qualify for, and to utilize, the end-user exception from such margin requirements for swaps to be entered into to hedge its commercial risks, the application of such requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that New Talos will use for hedging. If any of New Talos’s swaps will not qualify for the commercial end-user exception, posting of collateral could impact liquidity and reduce cash available to New Talos for capital expenditures, therefore reducing its ability to execute hedges to reduce risk and protect cash flows.

The full impact of the Act and related regulatory requirements upon New Talos’s business will not be known until the regulations are fully implemented and the market for derivatives contracts has adjusted. The Act and any new regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks New Talos may encounter, or reduce its ability to monetize or restructure its existing derivative contracts. If New Talos reduces its use of derivatives as a result of the Act and regulations implementing the Act, its results of operations may become more volatile and its cash flows may be less predictable, which could adversely affect its ability to plan for and fund capital expenditures. Finally, the Act was intended, in part, to reduce the volatility of oil and gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. New Talos’s revenues could therefore be adversely affected if a consequence of the Act and implementing regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on New Talos, its financial condition and its results of operations.

In addition, the European Union and other non-U.S. jurisdictions have implemented and continue to implement new regulations with respect to the derivatives market. To the extent New Talos will transact with counterparties in foreign jurisdictions, it may become directly subject to such regulations and in any event the global derivatives market will be affected to the extent that foreign counterparties are affected by such regulations. At this time, the impact of such regulations is not clear.

Hedging transactions may limit New Talos’s potential gains.

In order to manage its exposure to price risks in the marketing of its oil, natural gas, and natural gas liquids, New Talos will periodically enter into oil, natural gas, and natural gas liquids price hedging arrangements with respect to a portion of its expected production. New Talos’s hedging policy is expected to provide that New Talos will enter into hedging arrangements covering up to the following maximum percentages of volumes: (i) 90% of the reasonably anticipated quarterly production of oil, natural gas, and natural gas liquids of proved developed producing volumes during months January through July and November through December, (ii) 65% of the reasonably anticipated quarterly production of oil, natural gas, and natural gas liquids of proved developed producing during months August through October, (iii) 50% of the reasonably anticipated quarterly production of oil, natural gas, and natural gas liquids of proved developed non-producing volumes during months January through July and November through December and (iv) 0% of the reasonably anticipated quarterly production of oil, natural gas and natural gas liquids of its proved developed non-producing volumes during months August through October. These arrangements may include futures contracts on the New York Mercantile Exchange (“NYMEX”). While intended to reduce the effects of volatile oil and natural gas prices, such transactions, depending on the hedging instrument used, may limit New Talos’s potential gains if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose New Talos to the risk of financial loss in certain circumstances, including instances in which:

•	New Talos’s production will be less than expected or will be shut-in for extended periods due to hurricanes or other factors;

•	there will be a widening of price differentials between delivery points for New Talos’s production and the delivery point to be assumed in the hedge arrangement;

•	the counterparties to New Talos’s futures contracts will fail to perform the contracts;

•	a sudden, unexpected event will materially impact oil or natural gas prices; or

•	New Talos will be unable to market its production in a manner contemplated when entering into the hedge contract.

All of New Talos’s outstanding commodity derivative instruments will be with certain lenders or affiliates of the lenders under its credit facility. Its derivative agreements with the lenders will be secured by the security documents executed by the parties under its credit facility. Future collateral requirements for New Talos’s commodity hedging activities are uncertain and will depend on the arrangements it will negotiate with the counterparty and the volatility of oil and natural gas prices and market conditions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This consent solicitation statement/prospectus may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the expected benefits of the Transactions, Talos Energy’s, Stone Energy’s and New Talos’s plans, objectives, expectations, and intentions, the expected timing of completion of the Transactions, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, project, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the timing, extent, and volatility of changes in commodity prices for oil and gas; operating risks; liquidity risks; political and regulatory developments and legislation, including developments and legislation relating to Talos Energy’s and Stone Energy’s operations in the Gulf of Mexico Basin; the possibility that the Transactions do not close when expected or at all because required regulatory, stockholder, or other approvals are not received or other conditions to the closing, including the successful completion of the Tender Offer and Consent Solicitation for the 2022 Secured Notes, are not satisfied or waived on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; uncertainties as to the timing of the Transactions; competitive responses to the Transactions; the possibility that the anticipated benefits of the Transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability to complete the combination and integration of Talos Energy and Stone Energy successfully; litigation relating to the Transactions; and other factors that may affect future results of Talos Energy, Stone Energy, and New Talos. Additional factors that could cause results to differ materially from those described above can be found in Stone Energy’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and available in the “Investor Center” section of Stone Energy’s website, www.stoneenergy.com under the heading “SEC Filings” and in other documents Stone Energy files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Stone Energy nor New Talos assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

SOLICITATION OF WRITTEN CONSENTS

Stone Energy is providing this consent solicitation statement/prospectus to its stockholders in connection with the solicitation of written consents. This consent solicitation statement/prospectus is first being mailed to the Stone Energy stockholders on or about [●], 2018.

Record Date

The record date for the determination of the Stone Energy stockholders entitled to execute and return written consents with respect to this consent solicitation statement/prospectus is April 5, 2018.

Shares Entitled to Consent

Only the Stone Energy stockholders of record at the close of business on the record date of April 5, 2018 will be entitled to execute and return written consents. Shares of Stone Energy common stock held by Stone Energy as treasury shares will not be entitled to vote.

As of the close of business on the record date, there were [●] shares of Stone Energy common stock outstanding and entitled to execute and return written consents. Each holder of Stone Energy common stock is entitled to one vote for each share of Stone Energy common stock owned as of the close of business on the record date.

Consent Required

To adopt the Transaction Agreement, and thereby approve and adopt the Transactions, the holders of a majority of the outstanding shares of Stone Energy common stock must consent to the adoption of the Transaction Agreement. To approve the Transaction-Related Compensation on a non-binding, advisory basis, the holders of a majority of the outstanding shares of Stone Energy common stock must consent to the approval of the Transaction-Related Compensation. To adopt the New Talos LTIP, the holders of a majority of the outstanding shares of Stone Energy common stock must consent to the adoption of the New Talos LTIP.

The parties to the Voting Agreements, representing approximately 53% of the outstanding shares of Stone Energy common stock, have agreed, subject to the terms of the Voting Agreements, to execute and return written consents approving and adopting the Transaction Agreement, the Transactions, and any other matters necessary for the consummation of the Transactions within two business days after the registration statement of which this consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. The delivery of the written consents by the parties to the Voting Agreements will be sufficient to adopt the Transaction Agreement and thereby approve and adopt the Transactions.

Consent by Stone Energy Directors and Executive Officers

At the close of business on the record date, Stone Energy’s directors and executive officers and their affiliates beneficially owned and had the right to vote [●] shares of Stone Energy common stock, which represents less than 1% of the shares of Stone Energy common stock entitled to execute and deliver written consents. The number and percentage of shares of Stone Energy common stock owned by directors and executive officers of Stone Energy and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of [●], 2018.

It is expected that Stone Energy’s directors and executive officers will consent to:

•	the adoption of the Transaction Agreement, and thereby the approval and adoption of the Transactions;

•	the approval of the Transaction-Related Compensation on a non-binding, advisory basis; and

•	the adoption of the New Talos LTIP.

However, no director or executive officer has entered into any agreement obligating him or her to vote in any particular way.

How to Return Your Written Consent

Holders of shares of Stone Energy common stock as of the close of business on the record date may fill out, date, and sign the written consent furnished with this consent solicitation statement/prospectus and promptly return it to Stone Energy by hand delivery or mail to Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary. Stone Energy has set 5:00 p.m., Lafayette, Louisiana time, on [●], 2018 as the targeted final date for the receipt of written consents, which is the latest date on which Stone Energy expects to receive the written consents under the Voting Agreements. Stone Energy reserves the right to extend the final date for the receipt of written consents beyond [●], 2018. Any such extension may be made without notice to the Stone Energy stockholders. Once a sufficient number of consents to adopt the Transaction Agreement have been received, the consent solicitation will conclude. The delivery of the written consents by the parties to the Voting Agreements will be sufficient to adopt the Transaction Agreement and thereby approve and adopt the Transactions.

Written Consent Not Returned

If you are a Stone Energy stockholder as of the close of business on the record date and you do not execute and return a written consent, it will have the same effect as a vote against the adoption of the Transaction Agreement, against the approval of the Transaction-Related Compensation on a non-binding, advisory basis, and against the adoption of the New Talos LTIP.

Written Consents Without Instruction

If you are a Stone Energy stockholder as of the close of business on the record date and you execute and return your written consent, but do not make specific choices with respect to the items in the written consent, you will have consented to:

•	the adoption of the Transaction Agreement and thereby the approval and adoption of the Transactions;

•	the approval of the Transaction-Related Compensation Proposal on a non-binding, advisory basis; and

•	the adoption of the New Talos LTIP.

Revocation of Consent

Stockholders may revoke their written consent at any time before the consents of a sufficient number of shares to adopt a proposal have been delivered to Stone Energy in accordance with the DGCL. If you are a Stone Energy stockholder as of the close of business on the record date, your consent can be revoked before that time by returning a new written consent with a later date or by delivering a written notice stating that you revoke your consent to Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary.

Solicitation of Consents

This consent solicitation statement/prospectus is furnished in connection with the solicitation of written consents by the Stone Energy Board.

Stone Energy will bear all costs and expenses in connection with the solicitation of written consents, including the charges of brokerage houses and other custodians, nominees, or fiduciaries for forwarding documents to security owners. Written consents may also be solicited by certain of Stone Energy’s directors, officers, and employees by telephone, electronic mail, letter, facsimile, or in person, but no additional compensation will be paid to them (other than reasonable out-of-pocket expenses).

Stockholders Should Not Send Stock Certificates With Their Written Consents

A letter of transmittal and instructions for the surrender of Stone Energy stock certificates or book entry shares will be mailed to the Stone Energy stockholders shortly after the effective time of the Transactions, if the Transactions are approved and adopted.

Stone Energy Stockholder Account Maintenance

Stone Energy’s transfer agent is Computershare Shareowner Services LLC. All communications concerning accounts of the Stone Energy stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock, and similar issues can be handled by calling Computershare Shareowner Services LLC toll-free at (888) 216-8057.

Recommendations to the Stone Energy stockholders (see page 95)

The Stone Energy Board has reviewed and considered the terms of the Transaction Agreement and the Transactions and has unanimously determined that the Transaction Agreement and the Transactions are advisable and in the best interests of Stone Energy and its stockholders. Accordingly, the Stone Energy Board unanimously recommends that the Stone Energy stockholders execute and deliver written consent to:

•	adopt the Transaction Agreement and thereby approve and adopt the Transactions;

•	approve the Transaction-Related Compensation on a non-binding, advisory basis; and

•	adopt the New Talos LTIP.

The Stone Energy stockholders should carefully read this consent solicitation statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the Transaction Agreement and the Transactions, the Transaction-Related Compensation, and the New Talos LTIP.

THE TRANSACTIONS

The Companies

New Talos

New Talos is Sailfish Energy Holdings Corporation, a Delaware corporation that was formed by Stone Energy for the purpose of engaging in the Transactions. To date, New Talos has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement. Upon Closing, New Talos will become a holding company whose principal asset will be 100% of the equity interests in Talos Production, which will directly and indirectly own all of the historical Stone Energy and Talos Energy assets. Immediately after the completion of the Transactions, New Talos will be named Talos Energy, Inc. and its outstanding equity capital will consist solely of the New Talos common stock issued pursuant to the Transactions. In the Transaction Agreement, New Talos represents that it has not carried on any business or conducted any operations other than the execution and delivery of the Transaction Agreement, the performance of its obligations thereunder, and matters ancillary thereto. For a description of the capital stock of New Talos, see “Description of New Talos Capital Stock” beginning on page 183 of this consent solicitation statement/prospectus.

Stone Energy

Stone Energy is an independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and operation of oil and gas properties. Stone Energy has been operating in the Gulf of Mexico Basin since its incorporation in 1993 and has established technical and operational expertise in this area. Additional information about Stone Energy and its subsidiaries is included in documents incorporated by reference in this consent solicitation statement/prospectus. See “Where You Can Find Additional Information” beginning on page 278 of this consent solicitation statement/prospectus.

Talos Energy

Talos Energy is a technically driven independent exploration and production company with operations in the Gulf of Mexico and in the shallow waters off the coast of Mexico. Its focus in the Gulf of Mexico is the exploration, acquisition, exploitation and development of deep and shallow water assets near existing infrastructure. The shallow waters off the coast of Mexico provide it with high impact exploration opportunities in an emerging basin. For further information about Talos Energy, see “Business—Talos Energy” beginning on page 188 of this consent solicitation statement/prospectus.

Merger Sub

Sailfish Merger Sub Corporation has been formed solely for the purpose of engaging in the Transactions. Merger Sub has not conducted any business since its formation, and prior to Closing, will have no assets, liabilities or obligations of any kind other than those incident to its formation and pursuant to the Transaction Agreement. Merger Sub is, and will be prior to Closing, a corporation incorporated in Delaware and wholly and indirectly owned by Stone Energy.

Sailfish Energy LLC

Stone Energy, the surviving entity in the Merger, will convert into a Delaware limited liability company, Sailfish Energy LLC. Pursuant to the Transactions and upon Closing, Talos Energy will become the sole managing member of Sailfish Energy LLC.

General

The Transaction Agreement and related documents provide that, on the terms and subject to the conditions set forth in the Transaction Agreement, among other things:

•	Formation of New Talos Entities. Stone Energy formed New Talos as its direct wholly owned subsidiary. New Talos, in turn, formed Merger Sub as its direct wholly owned subsidiary.

•	Talos Reorganization. The Talos Signing Parties will, or, pursuant to the Support Agreement, Apollo Management and Riverstone will, undertake certain restructuring transactions that will include the contribution by entities controlled by or affiliated with Apollo Management and Riverstone of 100% of the equity interests in Talos Energy to Talos Production.

•	The Merger. Merger Sub will merge with and into Stone Energy, with Stone Energy surviving the Merger as a direct, wholly owned subsidiary of New Talos. Each share of Stone Energy common stock outstanding immediately prior to the Merger (other than treasury shares held by Stone Energy, which will be cancelled for no consideration) will convert automatically into the right to receive one share of New Talos common stock in the Merger.

•	The New Sailfish Contribution and the Conversion. Immediately following the Merger, New Talos will contribute all of the equity interests in Stone Energy to New Sailfish Sub and New Sailfish Sub will cause Stone Energy to be converted into Sailfish Energy LLC, and New Sailfish Sub will become the sole managing member of Sailfish Energy LLC.

•	The Talos Contribution. Immediately following the New Sailfish Contribution and the Conversion, the direct and indirect owners of all of the equity interests in Talos Production will, directly and indirectly, contribute to New Talos (i) 100% of the equity interests in Talos Production, (ii) certain corporate entities controlled by or affiliated with Apollo Management, and (iii) a certain corporate entity controlled by or affiliated with Riverstone, in exchange for shares of New Talos common stock.

•	The Sailfish Energy LLC Contributions. Following the Talos Contribution, Sailfish Energy LLC will be contributed to Talos Production by New Sailfish Sub and immediately thereafter, Sailfish Energy LLC will be contributed to Talos Energy by Talos Production and Talos Energy will become the sole managing member of Sailfish Energy LLC.

•	The Sponsor Debt Exchange. Following the Sailfish Energy LLC contributions, the Apollo Funds and the Riverstone Funds will contribute $102 million in aggregate principal amount of their 2022 Senior Notes to New Talos for shares of New Talos common stock. Those notes will then be contributed by New Talos to Talos Production and cancelled by operation of law.

•	The Talos Bridge Loan Exchange. Immediately following the Sponsor Debt Exchange, the holders of the Bridge Loans will exchange those Bridge Loans for newly issued second lien notes of the Talos Issuers.

•	The Stone Debt Exchange. Immediately following the Sponsor Debt Exchange and substantially concurrently with the exchange of the Bridge Loans, (i) Franklin and MacKay Shields, on behalf of certain of their clients and managed funds, will exchange their 2022 Secured Notes for newly issued second lien notes of the Talos Issuers and (ii) the Tender Offer and Consent Solicitation for the 2022 Secured Notes will be consummated and the Supplemental Indenture will be effective.

The Transaction Agreement is attached as Annex A and is incorporated by reference into this consent solicitation statement/prospectus. We encourage you to read the Transaction Agreement carefully and fully, as it is the legal document that governs the Transactions. For a summary of the material terms of the Transaction Agreement, see “The Transaction Agreement” beginning on page 131 of this consent solicitation statement/prospectus.

The following diagram illustrates the structure of New Talos and its stockholders and a simplified version of its operating subsidiaries upon completion of the Transactions:

Background of the Transactions

In December 2016 Stone Energy filed bankruptcy petitions seeking relief under the provisions of Chapter 11 of the U.S. Bankruptcy Code to pursue a prepackaged plan of reorganization. On February 15, 2017, the bankruptcy court entered an order confirming the plan of reorganization, and on February 28, 2017, the plan of reorganization became effective and Stone Energy emerged from bankruptcy.

Upon emergence from bankruptcy, pursuant to the plan of reorganization, the previous members of the Stone Energy Board ceased to serve on the Stone Energy Board, and a new board of directors was appointed, which board consisted of six independent directors (Neal P. Goldman, Brad Juneau, David I. Rainey, Charles M. Sledge, James M. Trimble, and David N. Weinstein) and David H. Welch, then the Chief Executive Officer and President of Stone Energy. Neal P. Goldman, one of the independent directors, was appointed Chairman of the Stone Energy Board on March 1, 2017.

Between March 1 and March 14, 2017, a number of potential interested parties informally contacted Mr. Goldman to express interest in exploring a potential combination with Stone Energy, including Talos Energy and two other private companies later referred to herein as Company A and Company B.

On March 14, following a special meeting of the Stone Energy Board with members of Stone Energy management, the independent members of the Stone Energy Board met and discussed the limitations and risks associated with Stone Energy continuing as a standalone entity, including the risks associated with Stone Energy’s declining asset base, the risks associated with being an undersized operator in the oil and gas business in the Gulf of Mexico deepwater, and the impact of these factors on Stone Energy’s ability to fund its drilling operations and to fully exploit and develop its oil and gas assets. Following that discussion, those directors determined that it would be appropriate for the Stone Energy Board to evaluate all potential available alternatives for Stone Energy. As part of that determination, the independent members of the Stone Energy Board agreed that Stone Energy should engage Petrie Partners to serve as financial advisor to the Stone Energy Board and to advise Stone Energy on its industry positioning, as well as to advise the Stone Energy Board in identifying, assessing, and possibly implementing one or more tactical or strategic alternatives.

On March 25, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, and Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”). Petrie Partners presented its initial analysis of Stone Energy’s strategic position and potential transaction counterparties. Following that presentation, the Stone Energy Board authorized Petrie Partners to confidentially contact potential counterparties regarding a potential strategic transaction with Stone Energy. Following that meeting, Petrie Partners began contacting potential counterparties.

On March 28, Mr. Goldman had breakfast with representatives of Company A, at which those representatives indicated their interest in a potential combination with Stone Energy. Following the breakfast, Mr. Goldman referred Company A to Petrie Partners for negotiation of a confidentiality agreement.

On March 30, Stone Energy entered into an engagement letter with Petrie Partners pursuant to which Stone Energy engaged Petrie Partners to act as financial advisor to Stone Energy and the Stone Energy Board.

On March 30, Petrie Partners met with Timothy S. Duncan, the President and Chief Executive Officer of Talos Energy, to discuss a potential strategic transaction with Stone Energy.

On April 4, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners noted that it had thus far contacted eight potential counterparties and had sent confidentiality agreements to four of those counterparties, including Talos Energy and Company A. In addition, at that meeting the Stone Energy Board determined to form a “Transaction Committee” to oversee the strategic alternatives process and monitor and direct Petrie Partners and Akin Gump as the process continued. The Transaction Committee initially consisted of Mr. Goldman, Charles M. Sledge, and John “Brad” Juneau. David Rainey was added to the Transaction Committee on April 27.

On April 10, Stone Energy entered into a confidentiality agreement with Talos Energy, after which Stone Energy and Talos Energy and their respective advisors began conducting due diligence. Thereafter, each of Stone Energy and Talos Energy and their respective advisors conducted ongoing legal, financial, and commercial due diligence on the other throughout the process.

On April 11, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners summarized the strategic alternatives review process to date, including that Petrie Partners had contacted 15 potential counterparties; Stone Energy had entered into confidentiality agreements with Company D and Talos Energy and was negotiating three additional confidentiality agreements; and Petrie Partners was arranging initial meetings with Company A and Talos Energy.

On April 11, Stone Energy issued a press release stating that the Stone Energy Board had retained Petrie Partners to assist the Stone Energy Board in its determination of Stone Energy’s strategic direction, including assessing its various strategic alternatives. The press release stated that the Stone Energy Board intended to explore all potential avenues to increase stockholder value, which could include the acquisition of additional assets, accessing external capital, a business combination, or another strategic transaction.

On April 12, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Talos Energy management, at which Mr. Duncan and other members of Talos Energy management gave a presentation regarding Talos Energy’s business and their views on a potential combination of Talos Energy and Stone Energy.

On April 18, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners summarized the strategic alternatives review process to date, including that Petrie Partners had contacted 26 potential counterparties; Stone Energy had entered into three confidentiality agreements and was negotiating two additional confidentiality agreements; Petrie Partners and members of the Transaction Committee and Stone Energy management had attended an initial meeting with Talos Energy; Petrie Partners had scheduled initial meetings with Company A and Company B; and Petrie Partners was working with Stone Energy management and Akin Gump to create an electronic data room and management presentation for Stone Energy.

Later on April 18, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners attended initial meetings with Company A management and Company B management, at which each of the respective management teams of Company A and Company B gave an initial presentation regarding their businesses.

On April 19, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners summarized for the full Stone Energy Board the information presented to the Transaction Committee on the previous day, as well as information regarding the initial meetings with managements of Talos Energy, Company A, and Company B. At that meeting Stone Energy management presented to the Stone Energy Board information on two potential Gulf of Mexico asset acquisitions.

On April 19, Stone Energy entered into a confidentiality agreement with Company C.

On April 27, Mr. Welch resigned as director and Chief Executive Officer and President, and the Stone Energy Board appointed James M. Trimble as interim Chief Executive Officer and President and Keith Seilhan as Chief Operating Officer.

On April 28, Stone Energy entered into a confidentiality agreement with Company A.

On May 1, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company D and received an initial presentation regarding Company D’s business.

On May 3, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company C and received an initial presentation regarding Company C’s business.

On May 3, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company A and received a detailed management presentation regarding Company A’s business and a potential combination with Stone Energy.

On May 4, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company A. Petrie Partners and Stone Energy management gave a detailed presentation regarding Stone Energy.

On May 5, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, and Akin Gump. The Stone Energy Board received an update from Petrie Partners on the status of the strategic alternatives review process and reviewed a potential Gulf of Mexico asset acquisition. The Stone Energy Board authorized Stone Energy management to submit an initial indication of interest regarding the potential purchase of those assets. (The indication of interest was submitted, but Stone Energy’s bid was not sufficient enough for Stone Energy to continue in the sale process for those assets.)

On May 9, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners summarized the strategic alternatives review process to date, including noting that Stone Energy had entered into six confidentiality agreements; Petrie Partners had scheduled reciprocal diligence meetings with Talos Energy; and Petrie Partners was analyzing the information received from Company A.

On May 10, representatives of Company A met with Petrie Partners and Stone Energy management to discuss engineering, geologic, and geophysical information for Company A.

On May 12, members of the Transaction Committee, Stone Energy management, and Petrie Partners met with Talos Energy and gave a detailed presentation regarding Stone Energy’s business.

On May 15, the members of the Transaction Committee met in person and telephonically with Talos Energy management, members of Stone Energy management, and Petrie Partners. Talos Energy management gave a detailed presentation regarding Talos Energy’s business and a potential combination with Stone Energy.

On May 16, the Transaction Committee met telephonically with Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners summarized the strategic alternatives review process to date, including describing the reciprocal diligence meetings with Talos Energy and the upcoming reciprocal diligence meetings with Company C and Company D.

On May 18, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company C and gave a detailed presentation regarding Stone Energy.

On May 18, members of Stone Energy management met with Talos Energy and gave a detailed presentation regarding Stone Energy’s reserves and seismic data.

On May 18, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company A and Company A management which gave a detailed presentation regarding its business and a potential combination with Stone Energy.

On May 19, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company D and gave a detailed presentation regarding Stone Energy and its business.

On May 23, the Transaction Committee met telephonically with Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners summarized the strategic alternatives review process to date, including describing the reciprocal diligence meetings with Company C and Company D, and upcoming reciprocal diligence meetings with Company E and Company B. Petrie Partners also presented an overview of Talos Energy and Petrie Partners’ initial analysis of a potential combination of Stone Energy and Talos Energy.

On May 31, the Stone Energy Board held a regular meeting at which, among other things, Petrie Partners presented its analysis of various strategic alternatives potentially available to Stone Energy, including continuing as a standalone company, asset sales, asset acquisitions, sale of equity to a private investor, and the sale or merger of Stone Energy. Petrie Partners also reviewed its preliminary financial analysis of Talos Energy and Company A. Following the Petrie Partners presentation, the Stone Energy Board instructed Petrie Partners to set a timeframe within which transaction proposals would be due, which timeframe was set as the week of June 19. Akin Gump and Stone Energy’s Delaware counsel, Morris Nichols Arsht & Tunnell LLP (“MNAT”), provided a review of fiduciary duties of directors under Delaware law in the context of considering potential strategic transactions. Following the meeting, Petrie Partners informed all potential counterparties that had expressed interest in a transaction with Stone Energy of the timeframe within which proposals were expected.

On May 31, Stone Energy management met with Talos Energy management for a reciprocal review of their respective geologic and geophysical information.

On June 1, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company E and gave a detailed presentation regarding Stone Energy and its business.

On June 6, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners and Akin Gump. Petrie Partners summarized the strategic alternatives review process to date, including an upcoming reciprocal diligence meeting with Company B, an upcoming meeting with Talos Energy to review its Mexico exploration activities, and an upcoming meeting with Company A to review its business plan and safety procedures.

On June 7, members of the Transaction Committee, members of Stone Energy management, and Petrie Partners met with Company B and gave a detailed presentation regarding Stone Energy and its business.

On June 12, members of the Transaction Committee and Petrie Partners met with Talos Energy to receive a presentation on Talos Energy’s prospect inventory. Also on June 12, members of the Transaction Committee and Petrie Partners met with Company A to receive a presentation on Company A’s operations and safety procedures.

On June 13, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners summarized the strategic alternatives review process to date, noting that it had informed all interested parties of the proposal timeline and that Talos Energy and Company A had indicated plans to submit proposals. The Transaction Committee and Petrie Partners discussed the strengths and weaknesses of Talos Energy and Company A as potential combination partners, based on the meetings held and information reviewed to date.

On June 13, Petrie Partners and members of Stone Energy management met with Netherland, Sewell & Associates, Inc. (“NSAI”) to discuss NSAI’s reserve audit of Talos Energy and, in a separate session, NSAI’s reserve estimates for Company A. Stone Energy management and Petrie Partners also met that day with Ryder Scott Company, L.P. (“Ryder Scott”) to discuss Ryder Scott’s reserve estimates for Company A.

Between June 13 and June 18, Akin Gump participated in multiple calls with Company A’s counsel regarding potential structures for a combination of Company A and Stone Energy. On June 15, Akin Gump and Petrie Partners met telephonically with Talos Energy and its counsel, Vinson & Elkins LLP (“Vinson & Elkins”), regarding potential structures for a combination of Talos Energy and Stone Energy. Following that call, Akin Gump and Vinson & Elkins held multiple calls to discuss potential transaction structures.

On June 19, Petrie Partners received a written transaction proposal from Company A, a privately held entity, which proposed a stock-for-stock merger of Company A with Stone Energy pursuant to which Stone Energy’s stockholders would own 30% of the combined company post-closing.

On June 20, the Transaction Committee met telephonically with Stone Energy management, Petrie Partners, and Akin Gump. Petrie Partners discussed the Company A proposal with the Transaction Committee, and also discussed the review by Stone Energy management with NSAI regarding the reserve estimates for Talos Energy and with NSAI and Ryder Scott regarding the reserve estimates for Company A. The Transaction Committee discussed its assessment of Company A’s management and assets, as well as its initial assessment of Company A’s merger proposal.

On June 20, Petrie Partners received a written transaction proposal from Talos Energy, which proposed a combination of Talos Energy and Stone Energy pursuant to which Stone Energy stockholders would own 35% of the combined company post-closing. The Talos Energy proposal also contemplated a post-closing board of directors with nine members, three of whom would be existing Stone Energy Board members, including a mutually-agreed non-executive chairman.

On June 21, Petrie Partners received a written transaction proposal from Company C, a privately held entity, which proposed a stock-for-stock merger of Company C and Stone Energy, with Stone Energy as the surviving company in the merger. The proposal did not address the post-closing ownership of the combined company or other economic or governance terms of the proposed transaction other than indicating that Company C’s current chief executive officer and chairman would be the chief executive officer and chairman of the combined company.

On June 21, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. At that meeting Petrie Partners updated the Stone Energy Board on the strategic alternatives review process, noting that Petrie Partners had contacted 28 potential counterparties, seven of which had entered into confidentiality agreements with Stone Energy, six of which had conducted reciprocal diligence meetings with Stone Energy, and three of which had delivered transaction proposals. Petrie Partners also noted that the other four parties that had entered into confidentiality agreements had declined to make proposals. Petrie Partners then provided the Stone Energy Board with its analysis of the three proposals received, and the Stone Energy Board thoroughly discussed the positioning of each of Talos Energy, Company A, and Company C, including each company’s management, assets, and financial data, as well as each company’s transaction proposal.

Following the discussion, the Stone Energy Board determined that (i) Talos Energy was the preferred counterparty, if acceptable transaction terms could be reached, (ii) if agreement could not be reached with Talos Energy, Company A could be an acceptable counterparty if agreeable transaction terms could be reached with Company A, and (iii) Company C’s proposal was less attractive, less developed and not specific enough for a substantive counterproposal. The Stone Energy Board then instructed Petrie Partners and Akin Gump to prepare potential counterproposals for both Talos Energy and Company A and to present the draft counterproposals to the Stone Energy Board at the June 23 meeting.

On June 23, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT to discuss potential counterproposals for Talos Energy and Company A. Following discussion, the Stone Energy Board authorized Petrie Partners to send the respective counterproposals to Talos Energy and Company A. Petrie Partners also summarized for the Stone Energy Board its discussions with Company C, in which Company C stated that at least three months of additional time would be required before Company C could make a more specific proposal. The Stone Energy Board then authorized Petrie Partners to continue to discuss a potential transaction with Company C and to continue to provide Company C with access to the Stone Energy electronic data room, but to inform Company C that Stone Energy would not respond to Company C’s proposal. The Stone Energy Board also authorized Mr. Goldman to meet with Mr. Duncan regarding Stone Energy’s counterproposal to Talos Energy.

Later on June 23, Petrie Partners delivered the Stone Energy Board’s counterproposals to Talos Energy and Company A.

The Stone Energy proposal delivered to Talos Energy included the following terms: Stone Energy and Talos Energy would combine using a to-be-determined transaction structure; at the closing of the combination, the Apollo Funds and the Riverstone Funds would exchange $102 million of senior unsecured notes issued by the Talos Issuers in exchange for shares of Stone Energy common stock; following the issuance of Stone Energy common stock pursuant to that debt exchange and the other combination transactions, the current Stone Energy stockholders would collectively own 39% of the combined company and the Talos Energy stakeholders would collectively own 61% of the combined company (in each case on a fully-diluted basis excluding the Stone Energy warrants); the combined company board would consist of ten members, four of whom would be designated by Stone Energy from the Stone Energy Board and a majority of whom would be independent from both management and significant stockholders; the offices of Chief Executive Officer and Chairman of the combined company would be separated; and the Apollo Funds and the Riverstone Funds would be subject to a six-month post-closing lockup on their shares of Stone Energy common stock. As part of its determination of the relative post-closing ownership percentages of the combined company to be included in the counterproposal, the Stone Energy Board considered (i) Stone Energy’s and Talos Energy’s relative standalone proved reserves, production volumes, reserve life, and EBITDA, (ii) Stone Energy’s and Talos Energy’s relative forecasted production volumes, EBITDA, and capital expenditure expectations, (iii) Stone Energy’s and Talos Energy’s indebtedness, including the fact that the Apollo Funds and the Riverstone Funds would exchange $102 million of senior unsecured notes issued by the Talos Issuers in exchange for shares of Stone Energy common stock, which would reduce the leverage of the combined company, (iv) Stone Energy’s and Talos Energy’s relative prospect inventory, including the potential benefits of Talos Energy’s exploration program in Mexico, (v) Talos Energy’s corporate strategy and how it would apply to the combined company, and (vi) Stone Energy’s and Talos Energy’s management teams, including the qualifications of Talos Energy’s Chief Executive Officer, who would serve as the Chief Executive Officer of the combined company.

The Stone Energy proposal delivered to Company A included the following terms: Company A would merge into a subsidiary of Stone Energy, following which Stone Energy stockholders would collectively own 40% of the combined company and Company A stockholders would collectively own 60% of the combined company (in each case on a fully-diluted basis excluding the Stone Energy warrants); the combined company board would consist of ten members, four of whom would be designated by Stone Energy from the Stone Energy Board and a majority of whom would be independent from both management and significant stockholders; the offices of Chief Executive Officer and Chairman of the combined company would be separated; and the financial sponsors and certain executives of Company A would be subject to a six-month post-closing lockup on their shares of Stone Energy common stock.

Between June 23 and June 26, Petrie Partners held multiple discussions with Company A’s financial advisor, in which Petrie Partners was told that Company A found the Stone Energy Board’s counterproposal unacceptable and that Company A was unlikely to continue negotiations.

On June 26, Petrie Partners received a counterproposal from Talos Energy, which included the following terms: Stone Energy and Talos Energy would combine using a to-be-determined transaction structure; at the closing of the combination, (i) the Apollo Funds and the Riverstone Funds would exchange $102 million of senior unsecured notes issued by the Talos Issuers in exchange for shares of Stone Energy common stock and (ii) Franklin and MacKay Shields would exchange $102 million of senior secured notes issued by Stone Energy for shares of Stone Energy common stock; following the issuance of Stone Energy common stock pursuant to those debt exchanges and the other combination transactions, the current Stone Energy stakeholders would collectively own 39% of the combined company and the Talos Energy stakeholders would collectively own 61% of the combined company (in each case on a fully-diluted basis excluding the Stone Energy warrants); the combined company board would consist of ten members, (i) four of whom would be designated by Stone Energy from the Stone Energy Board and six of whom would be designated by Talos Energy, (ii) two of whom would initially be representatives of Apollo Management (with Apollo Management thereafter retaining the right to appoint two designees to the board subject to fall-away provisions to be negotiated), (iii) two of whom would initially be representatives of Riverstone (with Riverstone thereafter retaining the right to appoint two designees to the board subject to fall-away provisions to be negotiated), (iv) a majority of whom would be independent from management, and (v) the members of the audit committee would be independent from both management and significant stockholders; the offices of Chief Executive Officer and Chairman of the combined company would be separated; and the Apollo Funds and the Riverstone Funds would be subject to a six-month post-closing lockup on their shares of Stone Energy common stock. The Talos Energy proposal also included a draft exclusivity letter, which Talos Energy indicated would be a requirement for it to continue negotiating a potential transaction with Stone Energy.

On June 27, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Petrie Partners informed the Stone Energy Board that Company A viewed the Stone Energy counterproposal negatively and was unlikely to deliver a counterproposal. The Stone Energy Board then discussed the Talos Energy counterproposal, including Talos Energy’s request for an exclusive negotiating period and for Franklin and MacKay Shields to exchange $102 million of their respective Stone Energy senior secured notes for shares of Stone Energy common stock. Following the discussion, the Stone Energy Board authorized Mr. Goldman to discuss the terms of the counterproposal with Mr. Duncan.

Later on June 27, Mr. Goldman met with Mr. Duncan to discuss Talos Energy’s counterproposal. Among other things, Mr. Goldman explained to Mr. Duncan that neither Franklin nor MacKay Shields was privy to the ongoing negotiations, or aware of any other material nonpublic information regarding Stone Energy, and accordingly Stone Energy could not include any obligations of Franklin or MacKay Shields in any negotiation at that point.

On June 28, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Mr. Goldman described his meeting with Mr. Duncan, and Petrie Partners discussed its analysis of the current Talos Energy counterproposal. Later on June 28, Petrie Partners received a revised counterproposal from Talos Energy, which proposal included the following: Stone Energy and Talos Energy would combine using a to-be-determined transaction structure; at the closing of the combination, the Apollo Funds and the Riverstone Funds would exchange $102 million of senior unsecured notes issued by the Talos Issuers in exchange for shares of Stone Energy common stock; following the issuance of Stone Energy common stock pursuant to that debt exchange and the other combination transactions, the current Stone Energy stockholders would collectively own 37% of the combined company and the Talos Energy stakeholders would collectively own 63% of the combined company (in each case on a fully-diluted basis excluding the Stone Energy warrants); the combined company board would consist of ten members, (i) four of whom would be designated by Stone Energy from the Stone Energy Board and six of whom would be designated by Talos Energy, (ii) two of whom would initially be representatives of Apollo Management (with Apollo Management thereafter retaining the right to appoint two designees to the board subject to fall-away provisions to be negotiated), (iii) two of whom would initially be representatives of Riverstone (with Riverstone thereafter retaining the right to appoint two designees to the board subject to fall-away provisions to be negotiated), (iv) a majority of whom would be independent from management, and (v) the members of the audit committee would be independent from both management and significant stockholders; the offices of Chief Executive Officer and Chairman of the combined company would be separated; and the Apollo Funds and the Riverstone Funds would be subject to a six-month post-closing lockup on their shares of Stone Energy common stock. The Talos Energy proposal also included a draft exclusivity letter, which Talos Energy indicated would be a requirement for it to continue negotiating a potential transaction with Stone Energy.

On July 1, the Stone Energy Board held a special telephonic meeting with Stone Energy management, Petrie Partners, Akin Gump, and MNAT. At that meeting, the Stone Energy Board discussed the revised Talos Energy proposal. The Stone Energy Board considered the terms proposed by Talos Energy, and the other options available to Stone Energy (including the facts that (i) following the publicly announced strategic alternatives review process and Petrie Partners’ discussions with interested potential counterparties, only three potential counterparties were willing to submit transaction proposals, (ii) of the three potential counterparties that were willing to make a proposal, Company C’s proposal was insufficient for analysis and Company A was unwilling to negotiate from Stone Energy’s counterproposal, (iii) no other potential counterparties had emerged during Stone Energy’s highly public strategic alternatives process, and (iv) the Stone Energy Board believed that Talos Energy was a better potential counterparty than Company A or Company C), and authorized Stone Energy to enter into an exclusivity agreement with Talos Energy, with certain minor revisions to the proposed terms.

On July 1, Petrie Partners sent a revised counterproposal and draft exclusivity agreement to Talos Energy reflecting the Stone Energy Board’s directions.

On July 3, Stone Energy and Talos Energy entered into an exclusivity agreement that provided for a 21-day exclusive negotiating period from that date, and a non-binding term sheet with transaction terms consistent with Talos Energy’s June 28 counterproposal. The term sheet also stated that the parties would work together to determine an optimal liability management approach.

Between July 3 and July 6, Akin Gump and Vinson & Elkins held multiple discussions regarding potential transaction structures and drafting of documents. It was agreed that Vinson & Elkins would work with Talos Energy, Apollo Management, and Riverstone to formulate a transaction structure proposal and Akin Gump would prepare the first draft of the primary transaction document.

On July 6, Petrie Partners delivered a due diligence request list from Stone Energy to Talos Energy.

On July 11, the Transaction Committee, Petrie Partners, Akin Gump, and members of Stone Energy management met in person and telephonically with Talos Energy. At that meeting, Talos Energy confidentially informed the participants of its Zama discovery offshore Mexico, described the discovery and discussed potential financing arrangements for the combined company. The parties then discussed a process for informing Franklin and MacKay Shields of the potential transaction and providing information to those stockholders regarding Talos Energy and the proposed transaction. The parties also discussed the importance of determining and reaching agreement on a liability management approach that would provide the combined company with a stronger balance sheet and that would avoid paying the make-whole payments that would be required under Stone Energy’s indenture and Talos Energy’s bridge loan agreement in connection with redemption or the change in control offer that could be required under those agreements under certain transaction structures.

Following the meeting with Talos Energy, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners and Akin Gump. The participants discussed the Talos Energy presentation and Stone Energy’s ongoing diligence regarding Talos Energy. Akin Gump reviewed with the Transaction Committee various legal considerations associated with the potential transaction, including potential transaction structures that could be utilized and considerations relating to the Stone Energy senior secured notes and the Talos Issuers second lien bridge loans.

Akin Gump then discussed considerations regarding providing material nonpublic information about the potential transaction to Franklin and MacKay Shields. As required by the registration rights agreement entered into by Stone Energy, Franklin, and MacKay Shields in connection with Stone Energy’s exit from bankruptcy, Stone Energy had filed a registration statement on Form S-3 for the resale of Franklin’s and MacKay Shields’ shares of Stone Energy common stock, and the SEC had recently completed its review of that registration statement. The registration rights agreement required that the registration statement be declared effective by the SEC as promptly as reasonably practicable following its filing with the SEC, and only permitted Stone Energy to delay effectiveness pursuant to the limited ‘blackout’ provisions of that agreement. The Transaction Committee determined that although Franklin and MacKay Shields had not been informed of the exclusivity arrangement with Talos Energy or given any other material non-public information regarding Stone Energy, the exercise of the Stone Energy ‘blackout’ right would effectively notify Franklin and MacKay Shields that a potential transaction was under consideration, and the Transaction Committee was also cognizant of Talos Energy’s desire that any definitive transaction documents would include a voting agreement from Franklin and MacKay Shields. Accordingly, the Transaction Committee authorized Stone Energy to give notice to Franklin and MacKay Shields exercising its ‘blackout’ right under the registration rights agreement, and also authorized Akin Gump to negotiate confidentiality agreements with Franklin, and then MacKay Shields, so that they could be informed of the potential transaction and receive nonpublic information regarding the potential transaction and Talos Energy.

On July 12, Talos Energy publicly announced its Zama discovery.

From July 11 through July 25, Akin Gump negotiated a confidentiality agreement with Franklin, which was signed by Franklin and Stone Energy on July 25.

On July 18, the Transaction Committee met telephonically with Stone Energy management, Petrie Partners, and Akin Gump. The Transaction Committee reviewed the progress of reciprocal diligence between Stone Energy and Talos Energy, and discussed the progress of Akin Gump’s discussions with Franklin. At that meeting Petrie Partners confirmed to the Transaction Committee that no additional potential counterparties had approached Petrie Partners regarding a potential transaction with Stone Energy since the previous Transaction Committee meeting.

Between July 18 and August 9, Akin Gump negotiated a confidentiality agreement with MacKay Shields, which was signed by MacKay Shields and Stone Energy on August 9.

On July 19, Akin Gump delivered a notice to Franklin and MacKay Shields on Stone Energy’s behalf temporarily suspending their rights under their registration rights agreement.

On July 24, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, and Akin Gump. At that meeting, the Stone Energy Board approved the extension of the Talos Energy exclusivity period, and Akin Gump discussed with the participants the expected process that would be required in connection with providing confidential information to Franklin and MacKay Shields. Following the meeting, Stone Energy and Talos Energy extended the exclusivity agreement to August 8.

On July 25, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. At that meeting, the Transaction Committee discussed initial findings by Stone Energy management during its due diligence review of Talos Energy’s reserve estimates, and Akin Gump described the presentation that it and Petrie Partners were preparing for Franklin covering the Stone Energy Board’s strategic alternatives review process leading up to its entering into the exclusivity agreement with Talos Energy. Following that discussion, Messrs. Rainey and Juneau agreed to meet separately with Stone Energy management to further review their analysis of Talos Energy’s reserves and exploration potential. Petrie Partners also confirmed to the Transaction Committee that no additional potential counterparties had approached Petrie Partners regarding a potential transaction with Stone Energy since the previous Transaction Committee meeting.

Later on July 25, Stone Energy entered into a confidentiality agreement with Franklin, provided Franklin with a copy of the exclusivity agreement and non-binding term sheet and informed Franklin of Talos Energy’s identity. Following that disclosure, Franklin indicated that it would be willing to receive additional confidential information about Stone Energy, Talos Energy, and the proposed transaction.

On July 27, Mr. Goldman and Akin Gump held a telephonic meeting with Franklin in which Mr. Goldman and Akin Gump described the Stone Energy Board’s process for evaluating Stone Energy’s strategic alternatives and how the Stone Energy Board reached its decision to negotiate exclusively with Talos Energy, as well as an overview of the exclusivity agreement and the contemplated transaction terms.

On July 30, Vinson & Elkins delivered to Akin Gump an initial proposed transaction structure, which included a holding company reorganization of Stone Energy followed by the contribution to Stone Energy of the equity interests in Talos Energy and its subsidiaries following a reorganization of those entities.

On August 1, the Transaction Committee met telephonically with Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump summarized the call with Franklin and described the additional presentations that were being prepared for Franklin, one of which would describe Talos Energy’s business and one of which would describe the proposed transaction and the combined company. Messrs. Rainey and Juneau summarized their discussions with Stone Energy management regarding Talos Energy’s reserves and exploration potential. Petrie Partners also confirmed that no additional potential counterparties had approached Petrie Partners regarding a potential transaction with Stone Energy since the previous Transaction Committee meeting.

Later on August 1, Mr. Goldman, Akin Gump, and Petrie Partners met telephonically with Franklin. On that call Mr. Goldman and Petrie Partners provided an overview of Stone Energy as a standalone company, Talos Energy, and the combined company.

On August 4, Messrs. Rainey and Juneau and Petrie Partners met with Talos Energy management to review information relating to Talos Energy’s Mexico exploration activities. Then, later on August 4, the Transaction Committee met telephonically with Stone Energy management, Petrie Partners, and Akin Gump. Mr. Goldman updated the Transaction Committee regarding the discussions with Franklin, Akin Gump summarized its discussions with Vinson & Elkins regarding Talos Energy’s proposed transaction structure, and Mr. Rainey described his and Mr. Juneau’s review of Talos Energy’s Mexico exploration information. The Transaction Committee authorized the extension of the exclusivity period.

On August 8, Mr. Duncan, Talos Energy’s financial advisor, Citigroup (“Citi”), Vinson & Elkins, Messrs. Goldman and Trimble, Akin Gump, and Petrie Partners participated in a telephonic meeting with Franklin in which Mr. Duncan presented information regarding Talos Energy and the combined company.

Also on August 8, Stone Energy and Talos Energy extended the exclusivity agreement to August 31.

On August 9, Stone Energy entered into a confidentiality agreement with MacKay Shields, provided MacKay Shields with a copy of the exclusivity agreement and informed MacKay Shields of Talos Energy’s identity. Following that disclosure, MacKay Shields indicated that it would be willing to receive additional confidential information about Stone Energy, Talos Energy, and the proposed transaction. Following that indication, Akin Gump met telephonically with MacKay Shields and provided an overview of the Stone Energy Board’s process in evaluating its strategic alternatives, the exclusivity agreement and the contemplated transaction terms.

On August 10, Petrie Partners and Akin Gump met telephonically with MacKay Shields to provide an overview of Stone Energy, Talos Energy, and the combined company.

On August 14, Franklin contacted Akin Gump to discuss various concerns relating to the proposed transactions, including Franklin’s desire for the Apollo Funds and the Riverstone Funds to agree to a 12-month post-closing lockup and Franklin’s focus on understanding any proposals for addressing Stone Energy’s and Talos Energy’s outstanding indebtedness. During that conversation, Franklin proposed that the parties consider creating a new series of second lien notes for which both the Stone Energy senior secured notes and the Talos Issuers second lien bridge loans would be exchanged.

On August 15, Mr. Goldman and Akin Gump met telephonically with MacKay Shields to discuss the Stone Energy Board’s process for evaluating its strategic alternatives and the combined company.

On August 15, the Stone Energy Board held a special telephonic meeting with Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump reviewed (i) Talos Energy’s proposed transaction structure, (ii) various outstanding items necessary to enter into an agreement with Talos Energy, (iii) the status of the diligence review to date by Akin Gump, Stone Energy’s Mexican counsel, and Stone Energy management, (iv) Franklin’s initial feedback regarding the proposed transaction, and (v) a summary of the draft transaction agreement that Akin Gump had prepared. Following discussion regarding the proposed terms of the draft transaction agreement, the Stone Energy Board authorized Akin Gump to send the draft transaction agreement to Talos Energy.

On August 15, Mr. Duncan, Citi, Vinson & Elkins, Messrs. Goldman and Trimble, Akin Gump, and Petrie Partners met telephonically and in person with MacKay Shields. Mr. Duncan presented information on Talos Energy and the combined company.

On August 16, Akin Gump delivered the initial draft of the Transaction Agreement to Vinson & Elkins, which included, among other things, terms consistent with the term sheet attached to the exclusivity agreement, as well as various representations and warranties and post-closing indemnities from Apollo Management and Riverstone.

Between August 14 and August 21, Petrie Partners, Akin Gump, members of Stone Energy management and Messrs. Goldman and Sledge worked on a draft liability management proposal regarding the potential treatment of the Stone Energy senior secured notes and the Talos Issuers second lien bridge loans in connection with the contemplated transaction, which draft was based in part on the structure proposed by Franklin. For purposes of this section, “liability management proposal” refers to the various proposals and counterproposals between Stone Energy and Talos Energy regarding the treatment of the Stone Energy senior secured notes and the Talos Issuers’ second lien bridge loans in connection with the contemplated transaction as well as the terms of the combined company’s revolving credit facility.

On August 22, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump reviewed the draft liability management proposal; following that discussion, in view of the fact that any liability management arrangement for the combined company would require approval from Franklin and MacKay Shields (holders of a majority of both Stone Energy’s outstanding common stock and its senior secured notes), the Transaction Committee authorized Akin Gump to deliver the draft proposal to Franklin and MacKay Shields for their review. Following the meeting, Akin Gump delivered the draft liability management proposal to Franklin and MacKay Shields.

Later on August 22, Akin Gump and Vinson & Elkins met telephonically to discuss Talos Energy’s initial comments to the draft Transaction Agreement. Following that call, Akin Gump updated the Transaction Committee, Petrie Partners, MNAT, and members of Stone Energy management regarding the key issues identified in that discussion. Later that day Vinson & Elkins delivered to Akin Gump a markup of the draft Transaction Agreement.

On August 23, Franklin held multiple telephonic conversations with Akin Gump, and MacKay Shields had a teleconference with Akin Gump, regarding comments to the draft liability management proposal. Following those discussions, Akin Gump updated Mr. Goldman regarding the comments from Franklin and MacKay Shields. Franklin and MacKay Shields’s comments were focused, in particular, on the redemption provisions, permitted secured indebtedness covenants, and permitted liens covenants for the proposed new second lien notes to be issued by New Talos.

On August 25, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump provided the Stone Energy Board with a summary of the key open issues reflected in the Vinson & Elkins markup of the draft Transaction Agreement, which included (i) the removal of Apollo Management and Riverstone as parties to the agreement, (ii) the requirement that Franklin and MacKay Shields enter into support agreements, (iii) the inclusion of the Stone Energy warrants in the calculation of the 37%/63% split of the combined company’s common stock, and (iv) deal protection and remedies provisions. After discussion among the participants, the Stone Energy Board provided Akin Gump parameters for responding to the Vinson & Elkins markup. Akin Gump then reviewed the current draft of the liability management proposal, which included the input received from Franklin and MacKay Shields. Following discussion among the participants, the Stone Energy Board authorized Akin Gump to deliver the revised drafts to Franklin and MacKay Shields, and then to Talos Energy. Petrie Partners also confirmed that no additional potential counterparties had approached Petrie Partners regarding a potential transaction with Stone Energy since the previous Stone Energy Board meeting.

Later on August 25, Akin Gump discussed the draft liability management proposal with Franklin and MacKay Shields. Following those discussions, Akin Gump delivered the draft liability management proposal to Vinson & Elkins. The liability management proposal contemplated that (i) the holders of the Talos Issuers’ second lien bridge loans, Franklin, MacKay Shields, and certain other holders of the Stone Energy senior secured notes would exchange their bridge loans or notes, as applicable, for an equal principal amount of new second lien notes to be issued by New Talos, (ii) Stone Energy would offer to the remaining holders of the Stone Energy senior secured notes the opportunity to exchange their notes for an equal principal amount of new second lien notes to be issued by New Talos, and (iii) the covenants of the new second lien notes would be substantially similar to those of the existing Stone Energy senior secured notes, with an additional provision in the permitted secured indebtedness covenant that would restrict assignments of the indebtedness under the combined company’s new credit facility to Talos Energy’s sponsors and their affiliates. Also, on that date, Vinson & Elkins delivered a revised transaction structure proposal to Akin Gump.

On August 29, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. The participants discussed the ongoing diligence process, the liability management proposal and various potential other liability management options, and the status of the transaction documents. The Stone Energy Board also authorized the extension of the exclusivity period.

Later on August 29, Mr. Goldman met telephonically with Talos Energy, Apollo Management, Riverstone, Citi, Vinson & Elkins, Petrie Partners, Akin Gump and Talos Energy’s debt finance counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), to discuss the draft liability management proposal and potential options for liability management in connection with the contemplated transaction.

On August 31, Paul Weiss delivered to Akin Gump and Petrie Partners an alternative draft of the liability management proposal from Talos Energy, which proposal contemplated that the Talos Issuers’ second lien bridge loans would remain in place and Talos Energy would offer to the holders of the Stone Energy senior secured notes (including Franklin and MacKay Shields) the opportunity to exchange their Stone Energy senior secured notes for an equal principal amount of the Talos Issuers’ second lien bridge loans with no changes to the covenants as proposed by Stone Energy. Following receipt of that proposal, Mr. Goldman met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump to discuss the Talos Energy proposal.

Also on August 31, Akin Gump delivered to Vinson & Elkins a revised draft of the Transaction Agreement and Stone Energy and Talos Energy extended the exclusivity agreement to September 16.

On September 1, Mr. Goldman met telephonically with Talos Energy, Apollo Management, Riverstone, Citi, Vinson & Elkins, Paul Weiss, members of Stone Energy management, Petrie Partners, and Akin Gump to discuss the Talos Energy liability management proposal.

Between September 1 and September 5, Messrs. Goldman and Sledge discussed the Talos Energy liability management proposal with Akin Gump, Petrie Partners, and members of Stone Energy management, which discussions included what, if any, revisions would be appropriate to consider and whether and how to present the current proposal to Franklin and MacKay Shields.

On September 5, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump reviewed a markup of the Talos Energy liability management proposal based on the previous days’ discussions with Messrs. Goldman and Sledge. Following that discussion, the Transaction Committee authorized Akin Gump to send the markup to Talos Energy. Later that day, Akin Gump sent the markup of the liability management proposal, which contemplated the issuance by New Talos of a new series of second lien notes, with covenants mostly similar to those in the Talos Issuers second lien bridge loans other than revisions to the indebtedness and liens covenants, to Vinson & Elkins.

On September 6, Akin Gump participated in a call with MacKay Shields to discuss the structure of MacKay Shields’ control of the shares of Stone Energy common stock and the Stone Energy senior secured notes held by MacKay Shields’ clients, as well as the current liability management proposal.

On September 7, Paul Weiss delivered a revised liability management proposal, which deleted the revised indebtedness and lien covenant proposals, to Akin Gump, and Vinson & Elkins delivered a markup of the Transaction Agreement to Akin Gump. Akin Gump distributed the revised liability management proposal and the Transaction Agreement markup to the Transaction Committee, Petrie Partners, and members of Stone Energy management. In addition, Akin Gump distributed the revised liability management proposal, as well as the previous Stone Energy proposal, to Franklin. Akin Gump then held multiple discussions with Franklin from September 7 through September 8, during which Franklin indicated its dissatisfaction with the revised liability management proposal.

On September 8, Mr. Goldman, Akin Gump and Petrie Partners participated in a call with Talos Energy, Apollo Management, Riverstone, Citi, Vinson & Elkins and Paul Weiss to discuss the revised liability management proposal. As part of the discussion, the parties agreed to begin discussions with the holders of the Talos Issuers second lien bridge loans regarding a liability management approach that could be acceptable to Franklin and MacKay Shields, on one hand, and Talos Energy’s debtholders, on the other hand.

Between September 7 and September 14, Akin Gump held multiple discussions with Vinson & Elkins and Paul Weiss regarding the contemplated liability management proposal, the discussions with Talos Energy’s debtholders, and the forms of confidentiality agreement to be signed with Talos Energy’s debtholders.

On September 10, Vinson & Elkins delivered to Akin Gump a proposed form of voting agreement for each of Franklin and MacKay Shields.

On September 11, Akin Gump met telephonically with Vinson & Elkins to discuss matters related to the Stone Energy warrants, including whether the proposed transaction structure would cause the warrants to expire and, if not, how the warrants would be treated post-closing. Also on September 11, Vinson & Elkins delivered to Akin Gump a summary of proposed revisions to the New Talos Charter and Bylaws and proposed revisions to the Transaction Agreement.

On September 12, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump provided an update on the discussions regarding the liability management proposal and the transaction documents, Petrie Partners provided an update on the due diligence process, and members of Stone Energy management provided an update on employee matters.

On September 12, Franklin extended the termination date under its confidentiality agreement, and agreed to continue to waive its rights under its registration rights agreement, to September 29.

On September 13, MacKay Shields extended the termination date under its confidentiality agreement, and agreed to continue to waive its rights under its registration rights agreement, to September 29.

On September 14, Petrie Partners and members of Stone Energy management participated in a reciprocal diligence update session with Talos Energy and Citi at Stone Energy’s New Orleans office.

On September 15, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. The participants discussed the liability management negotiations, and Akin Gump reviewed Talos Energy’s proposed revisions to the Transaction Agreement, Talos Energy’s drafts of the Voting Agreements, Akin Gump’s initial drafts of the Support Agreement and Stockholders’ Agreement and Talos Energy’s summary of proposed governance terms for the combined company. Key outstanding issues on the transaction documents included the definition of “material adverse effect” and deal protection and remedies provisions, including the fee to be paid by Stone Energy in connection with the termination of the Transaction Agreement in certain circumstances relating to a superior proposal or an intervening event. Petrie Partners reviewed the due diligence process to date. Following discussion, the Stone Energy Board authorized Akin Gump to deliver drafts of the transaction documents to Talos Energy.

Also on September 15, Stone Energy entered into a confidentiality agreement with Bain Capital Credit, LP (“Bain”), one of the holders of the Talos Issuers second lien bridge loans, and Vinson & Elkins delivered to Akin Gump a revised proposed transaction structure.

On September 16, Stone Energy and Talos Energy extended the exclusivity agreement to September 29.

Between September 7 and September 19, Stone Energy management, Petrie Partners, Talos Energy, and Citi held multiple discussions regarding information to be provided to Talos Energy’s debtholders.

Between September 15 and November 20, Talos Energy held multiple discussions with Bain and GSO Capital Partners LP (“GSO”), the holders of the Talos Issuers second lien bridge loans, regarding the proposed transaction and the various liability management proposals.

On September 17, Akin Gump delivered to Vinson & Elkins drafts of the Transaction Agreement, Support Agreement, and Stockholders’ Agreement, and markups of the previous Talos Energy drafts of the Voting Agreements and the summary of governance terms.

On September 21, Akin Gump and Vinson & Elkins participated in a call to discuss the transaction documents, and Stone Energy entered into a confidentiality agreement with GSO.

On September 22, Akin Gump distributed the draft Voting Agreements to Franklin and MacKay Shields, and Vinson & Elkins delivered to Akin Gump revised drafts of the Transaction Agreement, Stockholders’ Agreement, and summary of governance terms.

Between September 25 and September 30, Akin Gump held multiple separate discussions with Franklin and MacKay Shields regarding the draft Voting Agreements.

On September 26, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump provided an update on Talos Energy’s initial liability management discussions with Bain and GSO and reviewed the current open items in the Transaction Agreement, Stockholders’ Agreement and summary of governance terms.

On September 27, Franklin and MacKay Shields each agreed to extend the termination date under their respective confidentiality agreements, and agreed to continue to waive their rights under their registration rights agreement, to October 16.

On September 29, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump and Mr. Goldman provided an update on Talos Energy’s liability management discussions with Bain and GSO, and Akin Gump reviewed the open items in the Transaction Agreement, Stockholders’ Agreement and summary of governance terms. The Stone Energy Board authorized Akin Gump to send to Talos Energy revised versions of the Transaction Agreement, Stockholders’ Agreement and summary of governance terms, reflecting the Stone Energy Board’s input.

On September 29, Stone Energy and Talos Energy extended the exclusivity agreement to October 16.

On October 1, Mr. Duncan called Mr. Goldman and updated him on the progress of Talos Energy’s liability management discussions with GSO and Bain.

On October 2, Akin Gump and Vinson & Elkins participated in a call to discuss the transaction documents, Vinson & Elkins delivered to Akin Gump a draft form of registration rights agreement for the Apollo Funds and the Riverstone Funds, and Akin Gump delivered to Vinson & Elkins revised versions of the Transaction Agreement, Stockholders’ Agreement and summary of governance terms.

Also on October 2, Mr. Duncan had multiple discussions with Messrs. Trimble and Goldman regarding Talos Energy’s liability management discussions with Bain and GSO.

On October 3, 2017, Mr. Duncan had multiple discussions with Mr. Goldman regarding the progress of Talos Energy’s liability management discussions with GSO and Bain, and Mr. Goldman met telephonically with Talos Energy, Apollo Management, Riverstone, Paul Weiss, and Akin Gump to discuss Talos Energy’s current liability management proposal.

Also on October 3, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump and Mr. Goldman provided an update on Talos Energy’s liability management discussions with Bain and GSO. Petrie Partners provided an update on its discussions with Citi regarding commitments for a new credit facility for the combined company. Akin Gump and members of Stone Energy management provided an update on the due diligence process.

On October 4, Paul Weiss sent a revised liability management proposal to Akin Gump. The liability management proposal, which contemplated the exchange of the Talos Issuer’s second lien bridge loans and the Stone Energy senior secured notes for new second lien notes to be issued by New Talos consistent with the most recent Stone Energy liability management proposal, focused on the proposed terms of the new second lien notes. However, the proposal contemplated that the covenants of the new second lien notes generally would be substantially similar to those of the existing Talos Issuers’ second lien bridge loans, and rejected any provisions in the permitted secured indebtedness covenant that would restrict assignments of the indebtedness under the combined company’s new credit facility to Talos Energy’s sponsors and their affiliates. Following discussion with Mr. Goldman and Talos Energy, Akin Gump forwarded the proposal to Franklin and to MacKay Shields.

On October 4 and 5, Akin Gump held multiple separate discussions with Franklin and MacKay Shields regarding the liability management proposal.

On October 5, Akin Gump and Vinson & Elkins discussed the Transaction Agreement, Voting Agreement, Stockholders’ Agreement, and summary of governance terms, and reviewed the remaining open items. Vinson & Elkins informed Akin Gump that Talos Energy would not address the remaining open items until (i) resolution had been reached with Franklin, MacKay Shields, GSO, and Bain on the liability management approach and (ii) Franklin and MacKay Shields had confirmed that they had no further significant issues with regard to the transaction documents. Also on October 5, Vinson & Elkins delivered to Akin Gump a revised transaction structure proposal.

On October 6, Vinson & Elkins delivered to Akin Gump a revised draft of the Support Agreement.

On October 7, Akin Gump delivered the then-current drafts of the Transaction Agreement, Support Agreement, Stockholders’ Agreement, and summary of governance terms to Franklin and MacKay Shields.

On October 10, the Stone Energy Board met in person and via videoconference with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump reviewed the current status of the transaction documents and the liability management proposal, the proposed structure of the transactions, the likely process between signing the Transaction Agreement and closing the transactions, the various conditions to closing the transactions, remaining key open items in the various transaction documents (including the amount of various termination fees under the Transaction Agreement, whether the 63/37 equity split at closing between the parties would be on a fully diluted basis, taking into account the Stone Energy warrants or excluding the Stone Energy warrants, and whether the Apollo Funds and the Riverstone Funds would be subject to a 12-month lockup post-closing), and potential issues that could have been raised by Franklin and MacKay Shields. Petrie Partners then reviewed materials including on the current market environment, Stone Energy’s relative market performance and indexed stock price performance, the current status of due diligence, updates to Stone Energy’s and Talos Energy’s reserve reports and corporate models, and updated pro forma projections for the combined company. Petrie Partners also confirmed that no additional potential counterparties had approached Petrie Partners regarding a potential transaction with Stone Energy since the previous Stone Energy Board meeting. In executive session, the Stone Energy Board discussed the executive team for the combined company.

On October 11, Messrs. Rainey and Juneau met with members of Stone Energy management to review management’s analysis of Talos Energy’s asset retirement obligations.

Between October 9 and October 11, Akin Gump held multiple discussions with Vinson & Elkins regarding the proposed transaction structure.

Between October 11 and October 13, Akin Gump held multiple discussions with Franklin and MacKay Shields to discuss the transaction documents and the current liability management proposal. As part of those discussions, Franklin requested that Stone Energy agree to reimburse Franklin for its reasonable legal fees incurred in its analysis of the liability management proposal.

On October 13, Akin Gump forwarded to Vinson & Elkins Franklin’s comments to its Voting Agreement, and also delivered revised versions of the Support Agreement and the Registration Rights Agreement. Akin Gump also discussed those documents telephonically with Vinson & Elkins that day.

On October 13, Stone Energy and Talos Energy extended the exclusivity agreement, and Stone Energy extended its confidentiality agreements with Franklin, MacKay Shields, Bain, and GSO, to October 31. Franklin and MacKay Shields also agreed to continue to waive their respective rights under their registration rights agreement to October 31.

On October 16, Akin Gump and Vinson & Elkins held multiple discussions regarding the timing of Talos Energy’s responses to the remaining open items in the transaction documents, as well as the process of reaching agreement with Franklin and MacKay Shields regarding the liability management proposal.

On October 16 and 17, Akin Gump and Vinson & Elkins held multiple discussions with MacKay Shields to discuss its Voting Agreement and matters relating thereto.

On October 17, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump provided an update on the status of the transaction documents and the discussions regarding the liability management proposal. Akin Gump noted that Franklin and MacKay Shields wanted to review the liability management documents with outside counsel. The Transaction Committee approved the payment by Stone Energy of Franklin’s and MacKay Shields’ collective legal fees in connection with their review of the liability management materials up to a maximum of $50,000. Mr. Goldman and Kenneth H. Beer, the Executive Vice President and Chief Financial Officer of Stone Energy, provided an update on discussions relating to the new credit facility for the combined company.

On October 18, Paul Weiss delivered a draft Exchange Agreement to DLA Piper LLP (“DLA”), counsel to Franklin, and Akin Gump. Akin Gump further distributed the draft to Franklin and MacKay Shields.

On October 19, Mr. Duncan emailed Messrs. Goldman and Trimble and Petrie Partners to provide an update on the Talos Energy response regarding the transaction documents. Following that email, Vinson & Elkins delivered to Akin Gump an omnibus proposal from Talos Energy addressing the outstanding items in the transaction documents and liability management documents. The omnibus proposal, among other things, (i) rejected certain provisions of the permitted secured indebtedness covenant and permitted liens covenant for the new second lien notes to be issued by New Talos that had been proposed in the previous Stone Energy liability management proposal, (ii) required Stone Energy to issue warrants to the Talos Energy holders as part of the consideration for the transaction, (iii) proposed specific termination fees and expense reimbursement amounts and addressed certain employee benefits matters for Stone Energy employees in the Transaction Agreement, and (iv) proposed specific fall-away thresholds for the Apollo Funds and Riverstone Funds’ director appointment rights, a 12-month restriction on certain block transfers of New Talos common stock by the Apollo Funds and the Riverstone Funds, and a 12-month lockup for the Apollo Funds and Riverstone Funds with the ability to transfer 50% of the New Talos shares after six months and 75% of the New Talos shares after nine months in the Stockholders’ Agreement. Akin Gump forwarded the proposal to Franklin, DLA, and MacKay Shields, and held multiple discussions with Franklin, DLA, and MacKay Shields regarding the proposal.

On October 20, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump reviewed Talos Energy’s omnibus proposal. The Stone Energy Board discussed the various proposed items and delegated to Mr. Goldman the authority to negotiate the remaining outstanding items in the transaction documents and liability management documents with Talos Energy.

Between October 20 and October 24, Akin Gump held multiple discussions with Franklin, DLA, and MacKay Shields regarding Franklin’s and MacKay Shields’ potential responses to Talos Energy’s omnibus proposal.

On October 24, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump provided an update on the discussions with Franklin and MacKay Shields relating to the current liability management proposal.

On October 24, Akin Gump delivered to Vinson & Elkins and Paul Weiss a response to Talos Energy’s omnibus proposal, which incorporated the Stone Energy Board’s input as well as Franklin and MacKay Shields’ responses. The response to the omnibus proposal, among other things, (i) re-proposed Stone Energy’s previously proposed permitted indebtedness covenant language for the new second lien notes to be issued by New Talos, including provisions that would restrict assignments of the indebtedness under the combined company’s new credit facility to Talos Energy’s sponsors and their affiliates (ii) rejected the proposal for Stone Energy to issue warrants to the Talos Energy holders as part of the consideration for the transaction, (iii) provided a counterproposal for the termination fee and addressed certain employee benefits matters for Stone Energy employees in the Transaction Agreement, and (iv) proposed the inclusion of a 24-month restriction on block transfers of New Talos common stock by the Apollo Funds and the Riverstone Funds in the Stockholders’ Agreement.

On October 25, Vinson & Elkins delivered to Akin Gump a revised draft of the Voting Agreement for MacKay Shields, which Akin Gump forwarded to MacKay Shields. Also on October 25, Paul Weiss delivered to Akin Gump a proposed draft of the indenture for the new Talos Issuers second lien notes proposed to be issued in exchange for the Stone Energy senior secured notes and the Talos Issuers second lien bridge loans in the liability management proposal. Akin Gump forwarded the proposed draft of the indenture to Franklin, DLA, and MacKay Shields.

Between October 25 and November 1, Akin Gump and Mr. Goldman held multiple discussions with Franklin, DLA, and MacKay Shields regarding the draft indenture.

Also between October 27 and November 5, Akin Gump held multiple discussions with MacKay Shields regarding its Voting Agreement.

Between October 27 and November 20, Stone Energy management, Petrie Partners, Talos Energy, Vinson & Elkins, and Akin Gump held multiple discussions regarding the draft announcement press release, investor presentation, and other announcement materials, as well as regarding the accounting information required for the registration statement.

On October 30, each of Franklin, MacKay Shields, Bain, and GSO extended the termination date under its respective confidentiality agreement, and Franklin and MacKay Shields each agreed to continue to waive its rights under its registration rights agreement, to November 15.

On October 31, Stone Energy and Talos Energy extended the exclusivity agreement to November 15.

On November 1, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump provided an update on the negotiation of the terms of the draft indenture and other outstanding items relating to the current liability management proposal. The Transaction Committee authorized Stone Energy management to pay Franklin’s and MacKay Shields’ legal fees incurred in reviewing the liability management materials in excess of $50,000. Also on November 1, Akin Gump delivered to Paul Weiss comments to the draft indenture from Akin Gump and DLA.

Between November 1 and 7, Akin Gump, Paul Weiss, and DLA held multiple discussions regarding open items in the draft indenture.

On November 5, Akin Gump delivered a markup of the MacKay Shields Voting Agreement to Vinson & Elkins, reflecting comments from MacKay Shields, and delivered a markup of the Exchange Agreement to Paul Weiss.

On November 7, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump. Akin Gump provided an update on the discussions relating to the liability management proposal and documents, and Mr. Beer provided an update on discussions regarding commitments for the new credit facility for the combined company.

Also on November 7, Paul Weiss delivered a revised draft indenture to Akin Gump and DLA, and Vinson & Elkins delivered to Akin Gump a revised omnibus proposal from Talos Energy addressing the outstanding items in the transaction documents and liability management documents, as well as revised drafts of the Transaction Agreement, Support Agreement, Stockholders’ Agreement, Registration Rights Agreement, MacKay Shields Voting Agreement, and other transaction documents. The revised omnibus proposal, among other things, (i) addressed certain employee benefits matters for Stone Energy employees in the Transaction Agreement and (ii) re-proposed a 12-month restriction on block transfers of New Talos common stock by the Apollo Funds and the Riverstone Funds. Akin Gump forwarded the proposal and drafts to Franklin, DLA and MacKay Shields.

Between November 7 and November 10, Akin Gump held multiple discussions with Franklin, DLA, and MacKay Shields regarding the Talos Energy revised omnibus proposal, the revised transaction documents, and the revised draft indenture.

On November 8, Akin Gump forwarded to Vinson & Elkins a revised Voting Agreement for Franklin, reflecting Franklin’s comments, and DLA delivered to Paul Weiss a markup of the Exchange Agreement.

On November 9, members of Stone Energy management, Talos Energy, and Citi participated in a call with a number of financial institutions to discuss the potential transaction and commitments for the new credit facility for the combined company. Between November 9 and November 17, Mr. Trimble and members of Stone Energy management held multiple discussions with Talos Energy, as well as with the various financial institutions, regarding the credit facility commitments.

On November 10, Akin Gump discussed with Vinson & Elkins certain open items to be finalized prior to the execution of the transaction documents, including the timing and status of the commitment letter for the combined company’s revolving credit facility, and discussed the Exchange Agreement with Paul Weiss. Later on November 10, Paul Weiss delivered a revised draft of the Exchange Agreement to Akin Gump, which Akin Gump then forwarded to Franklin, DLA, and MacKay Shields.

Between November 10 and November 15, Akin Gump, Paul Weiss, DLA, and Franklin held multiple discussions regarding the terms of the Exchange Agreement, primarily regarding the tax treatment of the notes to be issued and whether the notes should be issued in one or two tranches.

On November 14, the Transaction Committee met telephonically with members of Stone Energy management, Petrie Partners, and Akin Gump where, among other things, Akin Gump provided an update on revisions to the transaction documents and the key issues remaining regarding the Exchange Agreement. Also on November 14, Stone Energy and Talos Energy extended the exclusivity agreement to November 30.

On November 14, Akin Gump delivered to Vinson & Elkins revised versions of the Transaction Agreement, Support Agreement, Stockholders’ Agreement, and New Talos Charter and Bylaws.

On November 15, Franklin and MacKay Shields extended their confidentiality agreements and registration rights waivers to November 30, and Bain and GSO extended their confidentiality agreements to November 30.

On November 16, Akin Gump held multiple discussions with Franklin, DLA, and MacKay Shields regarding the terms of the Registration Rights Agreement and the Exchange Agreement, and then delivered a revised version of the Exchange Agreement to Paul Weiss and Vinson & Elkins. Akin Gump then had multiple discussions with Paul Weiss regarding the Exchange Agreement.

Also on November 16, Vinson & Elkins distributed to Akin Gump revised drafts of the Transaction Agreement, Support Agreement, Stockholders’ Agreement, and the Voting Agreements. Akin Gump forwarded the Voting Agreements to Franklin and MacKay Shields.

Additionally on November 16, Akin Gump provided to Franklin and MacKay Shields drafts of agreements that waive their rights under their existing registration rights agreement for so long as the transactions are pending, which were signed on November 21.

Between November 16 and November 20, Talos Energy held multiple discussions with GSO and Bain regarding the terms of the Exchange Agreement and the draft indenture.

On November 17, Akin Gump delivered revised drafts of the Transaction Agreement and Support Agreement to Vinson & Elkins, and Paul Weiss delivered a revised draft of the Exchange Agreement to Akin Gump, which Akin Gump forwarded to Franklin, DLA, and MacKay Shields.

On November 18, Paul Weiss held multiple discussions with Akin Gump and DLA regarding the Exchange Agreement, and Mr. Goldman met telephonically with Talos Energy, members of Stone Energy management, and Akin Gump to discuss transaction timing and process.

On November 19, the Stone Energy Board held a special telephonic meeting with members of Stone Energy management, Petrie Partners, Akin Gump and MNAT. Akin Gump and MNAT discussed the fiduciary duties of directors under Delaware law in the context of consideration of the potential transaction with Talos Energy. Akin Gump and members of Stone Energy management then provided a presentation regarding the due diligence review of Talos Energy. Akin Gump then reviewed the structure of the transactions, the process between signing the Transaction Agreement and closing the transactions, and a summary of the key terms of the transaction documents. Petrie Partners then provided a presentation regarding its financial analysis of the proposed transaction, including a summary of the due diligence process performed by Petrie Partners, a review of Stone Energy’s relative market performance and indexed stock price performance, a summary of the Stone Energy Board’s strategic alternatives review process, a review of pro forma projections for Stone Energy and Talos Energy, and Petrie Partners’ reference value analyses of Stone Energy and Talos Energy and the pro forma ownership of the combined company implied by such analyses. Following Petrie Partners’ discussion with the Stone Energy Board with respect to its presentation, Petrie Partners also confirmed that no additional potential counterparties had approached Petrie Partners regarding a potential transaction with Stone Energy since the previous Stone Energy Board meeting.

On November 20, at 5:00 p.m. central time, the Stone Energy Board met telephonically with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump noted that the parties were waiting for agreement from GSO and Bain on the Exchange Agreement, and the participants discussed the draft announcement press release and investor presentation.

At 8:00 p.m. central time on November 20, the Stone Energy Board met again telephonically with members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump provided an update on the status of the Exchange Agreement and reviewed the resolutions to be considered by the Stone Energy Board when approval of the Transactions was sought. Lisa S. Jaubert, the Senior Vice President, General Counsel and

Corporate Secretary of Stone Energy, reviewed the resolutions to be considered by the Stone Energy Board and the Stone Energy Compensation Committee regarding proposed amendments to Stone Energy’s severance plans, when approval of such amendments was sought.

At 7:00 a.m. central time on November 21, the Stone Energy Board held a joint telephonic meeting with the Stone Energy Compensation Committee, which was attended by members of Stone Energy management, Petrie Partners, Akin Gump, and MNAT. Akin Gump reviewed the key terms of the Exchange Agreement. Following that, Petrie Partners confirmed that nothing material had occurred that would affect the analysis it presented to the Stone Energy Board on November 19, and then rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of November 21, 2017 and based upon and subject to the procedures, assumptions, considerations, qualifications, and limitations set forth in its opinion, the “Talos Total Contribution Consideration” (which consists of the shares of New Talos common stock that will be issued by New Talos in the Talos Contribution pursuant to the Transaction Agreement and the shares of New Talos common stock that will be issued by New Talos in the Sponsor Debt Exchange pursuant to the Exchange Agreement) to be paid pursuant to the Transaction Agreement and the Exchange Agreement is fair, from a financial point of view, to Stone Energy. The Stone Energy Board then unanimously approved the Transaction Agreement and the Transactions, and resolved to recommend that the Stone Energy stockholders approve and adopt the Transaction Agreement and the Transactions. The Stone Energy Compensation Committee approved the proposed amendments to Stone Energy’s severance plans, after which the Stone Energy Board approved the amendments to Stone Energy’s severance plans.

Immediately following the meeting of the Stone Energy Board on November 21, Stone Energy entered into the Transaction Agreement, the Voting Agreements, the Support Agreement and the Exchange Agreement. Upon the execution of the Transaction Agreement, any standstill provisions in Stone Energy’s confidentiality agreements with the other potential counterparties terminated. Following the execution of the transaction documents, Stone Energy and Talos Energy issued a joint press release announcing the proposed combination and Stone Energy hosted a conference call with Talos Energy for the investment community to explain the specific details of the proposed combination.

On December 27, Talos Energy became aware of, and promptly informed Stone Energy and Petrie Partners of, an error in the financial forecasts that Talos Energy provided to Petrie Partners for its use and reliance in connection with its financial analyses and opinion. The error affected Talos Energy’s projected 2019 production and EBITDA, which were used in Petrie Partners’ going concern analysis, as more fully described in “—Opinion of Stone Energy’s Financial Advisor” beginning on page 101 of this consent solicitation statement/prospectus. The error did not affect Petrie Partners’ discounted cash flow analysis, comparable transaction analysis, or capital market comparison analysis. Talos Energy provided to Stone Energy and Petrie Partners a revised financial forecast which corrected the error.

On December 28, the Stone Energy Board met with representatives of Akin Gump and Petrie Partners in attendance. Representatives of Petrie Partners reviewed with the Stone Energy Board the error in the Talos Energy forecast and the revised forecast provided by Talos Energy. Petrie Partners presented the Stone Energy Board with its revised Talos Energy going concern analysis as of November 21, 2017, correcting for the error in the Talos Energy financial forecasts and identifying the resulting differences. Representatives of Petrie Partners confirmed to the Stone Energy Board that, based upon economic, monetary, market, and other conditions as in effect on, and the information made available to Petrie Partners (other than with respect to the forecast error noted above) as of, November 21, 2017, and based upon and subject to the procedures, assumptions, considerations, qualifications and limitations set forth in Petrie Partners’ opinion dated as of November 21, 2017, the changes reflected in the revised Talos Energy forecast would not have changed the conclusion set forth in Petrie Partners’ opinion as of the date it was delivered. Following receipt of Petrie Partners’ confirmation, the Stone Energy Board on December 28 unanimously affirmed its recommendation that the Stone Energy stockholders approve and adopt the Transaction Agreement and the Transactions.

Stone Energy’s Reasons for the Transactions; Recommendation of the Stone Energy Board

The Stone Energy Board, with the advice and assistance of its financial and legal advisors, oversaw the negotiation of, evaluated, and unanimously approved the Transaction Agreement and the Transactions. The Stone Energy Board unanimously recommends that the Stone Energy stockholders consent to the adoption of the Transaction Agreement and thereby approve and adopt the Transactions.

In reaching its decision to adopt and approve the Transaction Agreement and the Transactions, and to recommend that its stockholders consent to the adoption of the Transaction Agreement and thereby approve the Transactions, the Stone Energy Board consulted extensively with its financial and legal advisors and Stone Energy management, and considered a number of potential strategic alternatives to the Transactions. After such discussions and consideration of such alternatives, the Stone Energy Board unanimously determined the Transaction Agreement and the Transactions to be in the best interests of Stone Energy and its stockholders. The Stone Energy Board’s decision to adopt and approve the Transaction Agreement and the Transactions and to recommend to the Stone Energy stockholders that they consent to the adoption of the Transaction Agreement and thereby approve and adopt the Transactions was based on a number of factors, including (without limitation) the following material factors (which are not necessarily presented in order of relevant importance):

Strategic Rationale and Stockholder Value

•	the current, historical and projected financial condition and results of operations of Stone Energy on a standalone basis, including the risk of remaining a standalone company as compared to the opportunity afforded to Stone Energy stockholders to be part of a larger enterprise via the Transactions;

•	the risks and challenges facing the Gulf of Mexico exploration and production industry more broadly, which include volatility of oil and natural gas prices, decreased demand for oil and natural gas due to weakening global economic growth, and an increased onshore domestic supply of oil and natural gas due to technological improvements in horizontal shale drilling operations;

•	the limitations and risks associated with continuing as a standalone entity, including the risks associated with Stone Energy’s declining asset base, the geographic concentration of Stone Energy’s assets in one field, and being an undersized operator in the oil and gas business in the Gulf of Mexico deepwater, and the impact of these factors on Stone Energy’s ability to fund its drilling operations and to fully exploit and develop its oil and gas assets;

•	the Stone Energy Board’s analysis of other potential strategic alternatives for Stone Energy, including continuing on as an independent company and the potential to acquire, be acquired by or combine with other third parties;

•	the active and public exploration by the Stone Energy Board of strategic alternatives since Stone Energy’s emergence from bankruptcy in February 2017, including engaging Petrie Partners to solicit interest in Stone Energy and the public announcement in April 2017 of Petrie Partners’ engagement and the Stone Energy Board’s intention to explore all strategic alternatives;

•	the result of that active and public exploration of strategic alternatives, including the fact that Petrie Partners contacted 28 potential counterparties, of which Stone Energy entered into confidentiality agreements with seven parties, received three transaction proposals (two of which were believed by the Stone Energy Board to be actionable), and—following negotiation and further discussions with Talos Energy and Company A, the parties that made those proposals—(i) the determination by the Stone Energy Board that the proposal from Talos Energy was the superior of those two opportunities, and also superior to the alternative of continuing to operate Stone Energy as an independent, standalone company, and (ii) the fact that Company A declined to continue negotiating with Stone Energy regarding its proposal;

•	the fact that between July 3, 2017 and November 21, 2017 (i.e., during the period from the initial signing of the exclusivity letter with Talos Energy to the signing of the Transaction Agreement),

neither Petrie Partners nor Stone Energy received any additional indications of interest regarding any other potential business combination transactions;

•	the fact that the independent Chairman of the Stone Energy Board and the Transaction Committee (consisting solely of independent directors) were directly and extensively involved throughout the negotiations, including negotiating directly with Talos Energy in some circumstances, and also receiving regular direct updates from Stone Energy’s financial and legal advisors and Stone Energy management;

•	the historical and current market prices of Stone Energy common stock;

•	the fact that after extensive negotiations, it was agreed that entities controlled by or affiliated with Apollo Management and Riverstone would contribute the Talos Energy business to Stone Energy and equitize $102 million in Talos Issuers indebtedness owed to the Apollo Funds and the Riverstone Funds, and in exchange entities controlled by or affiliated with Apollo Management and Riverstone would collectively receive 63% of the equity of New Talos, and Stone Energy stockholders would collectively retain 37% of the equity of New Talos;

•	the fact that, following the Transactions, Stone Energy stockholders will have the opportunity to participate in any value creation, and benefit from any increases in the value of Stone Energy and Talos Energy, through their ownership of New Talos common stock;

•	the views of the Stone Energy Board that (i) the proposed combination with Talos Energy meets the strategic objectives established by the Stone Energy Board upon Stone Energy’s emergence from bankruptcy with respect to achieving improved financial strength and operational scale relative to Stone Energy’s publicly traded peers and other operators, and (ii) the proposed combination with Talos Energy would be superior both operationally and with respect to shareholder value than the alternative of not engaging in the combination and continuing to operate Stone Energy’s business as an independent, standalone company;

•	the expectation that holders of Stone Energy common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of shares of New Talos common stock in the Merger;

•	the view of the Stone Energy Board, following a discussion with its advisors, that the Transaction Agreement was consistent with market practice and would not preclude a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of the execution of the Transaction Agreement;

•	the fact that the New Talos Board, immediately after Closing, will include six Talos Energy directors and four Stone Energy directors, with Neal Goldman, Chairman of the Stone Energy Board, serving as Chairman of the New Talos Board, and Messrs. Juneau, Sledge, and Trimble serving as the other Stone Energy directors;

•	the fact that (i) at least four directors on the New Talos Board, including the Chairman until the second annual meeting of stockholders, will be Company Independent Directors, which means that those directors will not only be “independent” under NYSE rules but will also be independent from Apollo Management and Riverstone, (ii) the audit committee of the New Talos Board will consist solely of Company Independent Directors, and (iii) a majority of the Governance & Nominating Committee of the New Talos Board will be Company Independent Directors, all of which governance arrangements were viewed as a factor in favor of the Transactions because such directors will have an opportunity to provide an important governance counterbalance to the Talos directors;

•	the Stone Energy Board’s belief that the structure of the Transactions (i) permitted Apollo Management and Riverstone to achieve their desired tax result and was the only structure Apollo Management and Riverstone were willing to use and (ii) would not result in material incremental tax costs to Stone Energy or New Talos; and

•	the fact that the Apollo Funds and the Riverstone Funds will be subject to certain transfer restrictions following the Closing Date, including that for a period of 12 months after the Closing Date (i)(A) the Apollo Funds and their affiliates will be prohibited from transferring any shares of New Talos common stock to any person that is not an affiliate of the Apollo Funds (other than to the Riverstone Funds or their affiliates) unless approved by a majority of the Company Independent Directors and (B) the Riverstone Funds and their affiliates will be prohibited from transferring any shares of New Talos common stock to any person that is not an affiliate of the Riverstone Funds (other than to the Apollo Funds or their affiliates) unless approved by a majority of the Company Independent Directors, provided that the lockup will cease to apply to 50% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing on the six-month anniversary of the Closing Date and will cease to apply to an additional 25% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing on the nine-month anniversary of the Closing Date; and (ii) the Apollo Funds and the Riverstone Funds and their respective affiliates will be prohibited from transferring (without the prior approval of a majority of the Company Independent Directors) any shares of New Talos common stock to any single purchaser (together with its affiliates and associates) that is not an affiliate of the Apollo Funds or the Riverstone Funds if such non-affiliated purchaser would beneficially own more than 35% of the outstanding shares of New Talos common stock after such transfer, unless such purchaser agrees in writing to be bound by substantially the same provisions as the stockholders are bound by pursuant to the Stockholders’ Agreement.

Operational benefits and enhanced asset portfolio

•	the Stone Energy Board’s belief in the capabilities of Talos Energy’s management team and the potential value associated with its assets, including its recent discovery in Mexican waters;

•	the anticipated growth to New Talos’s asset portfolio, including the complementary combined operating footprint between the Stone Energy and Talos Energy assets in the Gulf of Mexico;

•	approximately $25 million of operational and financial synergies expected to be realized following Closing, including reductions in general and administrative costs and operating expenses, as well as capital expenditure savings; and

•	New Talos’s ability to benefit from Stone Energy’s and Talos Energy’s respective technical and operational expertise with regard to specific asset development.

Improved credit profile

•	the Stone Energy Board’s belief that New Talos will have improved liquidity due to a greater combined asset base and will benefit from a lower cost of capital, and as a result will be able to maximize Stone Energy’s asset base value, compete more effectively and more readily assume any risk inherent in Stone Energy’s business;

•	the Stone Energy Board’s belief that New Talos’s increased scale will allow additional growth over time and may permit New Talos to continue to consolidate additional Gulf of Mexico companies and/or assets;

•	the Stone Energy Board’s belief that greater overall size and scale will provide New Talos with improved access to capital markets; and

•	the potential support that New Talos could receive from Apollo Management and/or Riverstone or from which New Talos could benefit as a result of being part of Apollo Management’s and Riverstone’s respective portfolios.

Stone Energy financial projections and Opinion of Petrie Partners

•	the financial projections prepared by Stone Energy’s management (described in “—Opinion of Stone Energy’s Financial Advisor”), and the judgment, advice and analysis of Stone Energy’s management; and

•	the financial analyses reviewed and discussed with the Stone Energy Board and the opinion of Petrie Partners to the Stone Energy Board, dated as of November 21, 2017, that, as of such date and based on and subject to the factors and assumptions set forth in that opinion, the Talos Total Contribution Consideration to be paid pursuant to the Transaction Agreement and Exchange Agreement is fair, from a financial point of view, to Stone Energy. The full text of the written opinion of Petrie Partners is attached to this consent solicitation statement/prospectus as Annex J, and the opinion and the procedures, assumptions, considerations, qualifications, and limitations set forth therein are more fully described in “—Opinion of Stone Energy’s Financial Advisor.” The summary of the opinion of Petrie Partners in this consent solicitation statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Favorable terms of the transaction documents

•	all of the terms and conditions of the transaction documents, including, among other things, the representations, warranties, covenants and agreements of the parties, the conditions to closing and the termination rights, the right of the Stone Energy Board to appoint four members of the New Talos Board, and the terms and conditions of the Stockholders’ Agreement;

•	the fact that Stone Energy and Talos Energy undertook extensive negotiations regarding the terms of the transaction documents;

•	the fact that the Transactions are subject to the approval of holders of a majority of Stone Energy common stock issued and outstanding and entitled to vote as of the record date;

•	the terms of the Transaction Agreement that permit Stone Energy, prior to the time that Stone Energy stockholders approve and adopt the Transaction Agreement, to discuss and negotiate, under specified circumstances, an unsolicited competing proposal should one be made, if the Stone Energy Board determines in good faith, after consultation with its financial advisor and legal counsel, that such competing proposal constitutes a superior proposal or would be reasonably likely to lead to a superior proposal;

•	the fact that the Transaction Agreement allows the Stone Energy Board, under specified circumstances, to change or withdraw its recommendation to the Stone Energy stockholders with respect to the adoption of the Transaction Agreement in response to a superior proposal or intervening event and, in such a case, the obligations of Franklin and MacKay Shields to vote in favor of the Transactions are substantially reduced;

•	the fact that in the event the Transaction Agreement is terminated by Stone Energy as a result of the material breach by any of the Talos Signing Parties, Apollo Management, or Riverstone of any of their respective representations, warranties, or covenants, which breach results in the Transactions not closing, Talos Energy would be required to reimburse Stone Energy for its expenses incurred in connection with the Transactions up to $2.75 million;

•	the fact that there are limited circumstances in which Talos Energy, Apollo Management, and/or Riverstone may terminate the Transaction Agreement;

•	the Stone Energy Board’s belief that the terms of the transaction documents (including Stone Energy’s representations, warranties, and covenants, and the conditions to each party’s obligations) are reasonable;

•

the fact that the Stone Energy Board, after discussing the termination fees with its advisors, believed that such fees were consistent with market practice and would not preclude a willing and financially capable third party, were one to exist, from making a superior proposal following the announcement of the execution of the Transaction Agreement;

•	Stone Energy’s ability to specifically enforce the obligations of the Talos Signing Parties, Apollo Management, and Riverstone under the Transaction Agreement and Support Agreement, including their respective obligations to complete the Transactions; and

•	the likelihood, considering the terms of the Transaction Agreement, that the Transactions would be completed.

Risks and potentially negative factors

The Stone Energy Board also considered a variety of risks and other potentially negative factors concerning the transaction documents and the transactions contemplated by them, including the following:

•	the fact that the Transaction Agreement and the Transactions are complex;

•	the risks associated with Talos Energy being a private company, with the stock consideration representing shares of a newly formed holding company without shares currently listed on a national securities exchange and the resultant uncertainties in valuing the stock portion of the Merger Consideration;

•	the fact that Closing is conditioned on, among other things, the tender by a majority in principal amount of Stone Energy’s outstanding 7.50% Senior Secured Notes due 2022 (other than those owned or controlled by Franklin or MacKay Shields) and, accordingly, the risk that the Transactions would not close if less than the requisite amount is so tendered;

•	the risk that because the Talos Contribution consideration is a relatively fixed number of shares of New Talos common stock, the value of the consideration to be paid by Stone Energy may increase relative to the value of the assets to be contributed in the Talos Contribution, and the fact that the Transaction Agreement does not provide Stone Energy with a price-based termination right or other similar protection;

•	the fact that the Transactions may not be completed in a timely manner, or at all, despite the parties’ efforts and even if the requisite consent is obtained from Stone Energy stockholders, if required antitrust approvals are not obtained;

•	the risk that the potential benefits of the Transactions (including the amount of potential efficiencies) may not be fully achieved;

•	the fact that there may be disruption of Stone Energy’s operations following the announcement of the Transaction Agreement and the Transactions;

•	the fact that, while Stone Energy expects the Transactions will be consummated, there can be no guarantee that all conditions to the parties’ obligations to consummate the Transactions will be satisfied, and, as a result, the Transactions may not be consummated and the risks and costs to Stone Energy in such event;

•	the potential loss of value to the Stone Energy stockholders and the potential negative impact on the operations and prospects of Stone Energy if for any reason the Transactions are delayed or are not completed;

•	the fact that New Talos will have more indebtedness than Stone Energy did independently;

•	the terms of the Transaction Agreement that place restrictions on the conduct of the business of Stone Energy prior to the completion of the Transactions, which may delay or prevent Stone Energy from undertaking business opportunities that may arise pending completion of the Transactions;

•	the significant fees and expenses involved in connection with negotiating the Transaction Agreement and completing the Transactions, the management time and effort required to effectuate the combination of Stone Energy and Talos Energy and the related disruption to Stone Energy’s day-to-day operations and the risk of diverting Stone Energy management focus and resources from other strategic opportunities during the pendency of the Transactions;

•	the restrictions on Stone Energy’s ability to solicit or engage in discussions or negotiations with a third party regarding specific transactions involving Stone Energy, and the termination fee payable to Talos Energy upon the occurrence of certain events, and the possible deterrent effect that paying such fee might have on the desire of other potential acquirers to propose a competing proposal that may be more advantageous to Stone Energy stockholders;

•	the fact that entities controlled by or affiliated with Apollo Management and Riverstone will collectively own approximately 63% of the outstanding New Talos common stock immediately following Closing and that such ownership will result in New Talos becoming a controlled company, which could discourage a third party from making an offer to acquire New Talos in the future unless Apollo Management and Riverstone supported such offer, and could prevent former Stone Energy stockholders from receiving any additional “control premium” following completion of the combination transactions;

•	the potential challenges and difficulties with integrating the operations of Talos Energy and Stone Energy;

•	the fact that Stone Energy’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, those of Stone Energy’s stockholders generally, including certain interests arising from the employment and compensation arrangements of Stone Energy’s executive officers, and the manner in which they would be affected by the Transactions; and

•	the fact that the analyses and projections on which the Stone Energy Board made its determinations are uncertain.

The Stone Energy Board also considered a variety of other risks and other countervailing factors, including the risks of the type and nature described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The Stone Energy Board weighed these positive and negative factors, realizing that future results are uncertain, including any future results considered or expected in the factors noted above. In addition, many of the non-financial factors considered were highly subjective. As a result, in view of the number and variety of factors it considered, the Stone Energy Board did not consider it practicable and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered. Rather, the Stone Energy Board made its determination based on the totality of the information it considered. Individually, each director may have given greater or lesser weight to a particular factor or consideration.

The Stone Energy Board concluded that, overall, the potential benefits of the Transactions to Stone Energy and its stockholders outweighed the perceived risks; accordingly, the Stone Energy Board unanimously determined that the Transaction Agreement and the Transactions, are in the best interests of Stone Energy and its stockholders and unanimously approved the Transaction Agreement and the Transactions.

This explanation of the Stone Energy Board’s reasons for recommending the Transaction Agreement and Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Leadership of New Talos

Upon Closing, the New Talos Board will consist of ten directors, four of whom will be designated by, and are currently directors of, Stone Energy (Neal P. Goldman, John “Brad” Juneau, James M. Trimble, and Charles

M. Sledge). The successor Stone Energy directors will be chosen by the Governance & Nominating Committee of the New Talos Board. Each of the Apollo Funds and the Riverstone Funds only have the right to designate two directors to the New Talos Board while they own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds or the Riverstone Funds at Closing. The New Talos Audit Committee will consist solely of Company Independent Directors, the New Talos Compensation Committee will consist of at least one Stone Energy director and the New Talos Governance & Nominating Committee will consist of at least two Company Independent Directors. The Apollo Funds and the Riverstone Funds and their respective affiliates are required to vote (i) for the same Stone Energy directors that the other New Talos stockholders vote for or (ii) for the Stone Energy directors recommended by the Governance & Nominating Committee. For a more detailed discussion of the New Talos Board post-Closing, see “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Indemnification and Insurance

The Transaction Agreement provides for the indemnification of the current and former directors, officers, and employees of Talos Energy and Talos Production and of Stone Energy and its subsidiaries for a period of not less than six years after Closing, with such indemnification obligations being guaranteed by New Talos. The Transaction Agreement also contains certain obligations related to the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to Closing for persons who are currently covered under Stone Energy’s existing policies. These interests are described in detail in “The Transaction Agreement—Director and Officer Indemnification and Insurance” beginning on page 147 of this consent solicitation statement/prospectus.

The Stone Energy Board was aware of the interests described in this section and under “The Transactions—Stone Energy’s Reasons for the Transactions; Recommendation of the Stone Energy Board” beginning on page 95 of this consent solicitation statement/prospectus and considered them, among other matters, in approving the Transaction Agreement and making its recommendation that the Stone Energy stockholders approve and adopt the Transaction Agreement.

Opinion of Stone Energy’s Financial Advisor

For purposes of this section:

•	“Contribution Agreements” means the Transaction Agreement and the Exchange Agreement;

•	“Contribution Transactions” means the Talos Contribution and Sponsor Debt Exchange;

•	“Talos Debt Consideration” means the shares of New Talos common stock to be issued by New Talos in exchange for the contribution by the Apollo Funds and the Riverstone Funds of the $102 million in aggregate principal amount of the 2022 Senior Notes to New Talos pursuant to the Exchange Agreement;

•	“Talos Equity Consideration” means the shares of New Talos common stock to be issued by New Talos in exchange for the contribution by entities controlled by or affiliated with Apollo Management and Riverstone of the equity interests in Talos Production to New Talos pursuant to the Transaction Agreement; and

•	“Talos Total Contribution Consideration” means the Talos Equity Consideration and the Talos Debt Consideration.

In March 2017, Stone Energy retained Petrie Partners to act as financial advisor to the Stone Energy Board in connection with its assessment of potential strategic alternatives. On November 21, 2017, at a meeting of the Stone Energy Board, Petrie Partners rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of November 21, 2017 and based upon and subject to the procedures, assumptions, considerations, qualifications and limitations set forth in its opinion, the Talos Total Contribution Consideration to be paid pursuant to the Contribution Agreements was fair, from a financial point of view, to Stone Energy.

The full text of the written opinion of Petrie Partners, dated as of November 21, 2017, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex J to this consent solicitation statement/prospectus and is incorporated by reference in its entirety into this consent solicitation statement/prospectus. You are urged to read the opinion carefully and in its entirety. Petrie Partners’ opinion was addressed to, and provided for the information and benefit of, the Stone Energy Board in connection with its evaluation of whether the Talos Total Contribution Consideration was fair, from a financial point of view, to Stone Energy. Petrie Partners’ opinion does not constitute a recommendation to the Stone Energy Board or to any other persons in respect of the Contribution Transactions, including as to how any holder of shares of Stone Energy’s common stock should vote, or whether any such holder should consent, in respect of any of the Contribution Transactions. The summary of the opinion of Petrie Partners in this consent solicitation statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion and performing its related financial analysis, Petrie Partners, among other things:

•	reviewed certain publicly available business and financial information relating to Stone Energy, including (i) the Annual Report on Form 10-K and related audited financial statements of Stone Energy for the fiscal year ended December 31, 2016 and (ii) the Quarterly Reports on Form 10-Q for Stone Energy and related unaudited financial statements for the fiscal periods ended March 31, 2017, June 30, 2017 and September 30, 2017;

•	reviewed certain business and financial information relating to Talos Energy, including (i) audited consolidated financial statements of Talos Energy and its subsidiaries and of Talos Production and its subsidiaries for the fiscal year ended December 31, 2016 and (ii) unaudited financial statements of Talos Energy for the fiscal periods ended June 30, 2017 and September 30, 2017;

•	reviewed certain non-public projected financial and operating data relating to Stone Energy and Talos Energy prepared and furnished to Petrie Partners by the respective management teams and staffs of Stone Energy and Talos Energy;

•	reviewed certain estimates of Stone Energy’s oil and gas reserves and exploration potential, including estimates of proved, probable and possible reserves prepared by NSAI as of December 31, 2016 and estimates of proved, probable and possible reserves prepared by Stone Energy as of December 31, 2016 and June 30, 2017;

•	reviewed certain estimates of Talos Energy’s oil and gas reserves and exploration potential, including estimates of proved, probable and possible reserves prepared by Talos Energy (with such proved and probable reserves audited by NSAI) as of December 31, 2016 and estimates of proved, probable and possible reserves prepared by Talos Energy as of June 30, 2017;

•	discussed current operations, financial positioning and future prospects of Stone Energy and Talos Energy with the management teams of Stone Energy and Talos Energy;

•	reviewed historical market prices and trading histories of Stone Energy common stock;

•	compared recent stock market capitalization indicators for Stone Energy and measures of the financial and operating performance of Talos Energy with recent stock market capitalization indicators for certain publicly traded independent exploration and production companies that Petrie Partners deemed to be relevant;

•	compared the financial terms of the Contribution Agreements with the financial terms of other transactions that Petrie Partners deemed to be relevant;

•	participated in certain discussions and negotiations among the representatives of Stone Energy and Talos Energy and their respective financial and legal advisors;

•	reviewed a draft of the Transaction Agreement, dated November 19, 2017;

•	reviewed a draft of the Exchange Agreement, dated November 21, 2017; and

•	reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Petrie Partners deemed necessary and appropriate.

In rendering its opinion, upon the advice of Stone Energy, Petrie Partners assumed and relied upon, without assuming any responsibility or liability for, or independently verifying the accuracy or completeness of, all of the information publicly available and all of the information supplied or otherwise made available to Petrie Partners by Stone Energy and Talos Energy. Petrie Partners further relied upon the assurances of representatives of the respective managements of Stone Energy and Talos Energy that they were unaware of any facts that would make the information provided to Petrie Partners incomplete, inaccurate or misleading in any material respect. With respect to projected financial and operating data, Petrie Partners assumed, upon the advice of Stone Energy and Talos Energy, that such data had been prepared in a manner consistent with historical financial and operating data and reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements and staffs of Stone Energy and Talos Energy relating to the future financial and operational performance of Stone Energy and Talos Energy, respectively. Petrie Partners expressed no view as to any projected financial and operating data relating to Stone Energy or Talos Energy or the assumptions on which they were based.

With respect to the estimates of oil and gas reserves, Petrie Partners assumed, upon the advice of Stone Energy and Talos Energy, that they were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the managements and staffs of Stone Energy, Talos Energy, and NSAI relating to the oil and gas properties of Stone Energy and Talos Energy, respectively. Petrie Partners expressed no view as to any reserve or potential resource estimates relating to Stone Energy or Talos Energy or the assumptions on which such estimates were based.

Petrie Partners did not make an independent evaluation or appraisal of the assets or liabilities of Stone Energy or Talos Energy, nor, except for the estimates of oil and gas reserves referred to above, was Petrie Partners furnished with any such evaluations or appraisals, nor did Petrie Partners evaluate the solvency or fair value of Stone Energy or Talos Energy under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Petrie Partners did not assume any obligation to conduct, nor did Petrie Partners conduct, any physical inspection of the properties or facilities of Stone Energy or Talos Energy.

For purposes of rendering its opinion, Petrie Partners assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Contribution Agreements were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Contribution Agreements, that all conditions to consummation of the transactions contemplated by the Contribution Agreements will be satisfied without material waiver or modification thereof, and that the definitive Contribution Agreements will not differ in any material respects from the drafts thereof furnished to Petrie Partners. Petrie Partners further assumed, upon the advice of Stone Energy, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by the Contribution Agreements will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Stone Energy or Talos Energy or on the consummation of the Contribution Transactions or that would materially reduce the benefits of the Contribution Transactions to Stone Energy.

Petrie Partners’ opinion relates solely to the fairness to Stone Energy, from a financial point of view, of the Talos Total Contribution Consideration to be paid pursuant to the Contribution Agreements. Petrie Partners did not express any view on, and its opinion does not address, the fairness of the Contribution Transactions to, or any consideration received in connection therewith by, any creditors or other constituencies of Stone Energy, nor did Petrie Partners express an opinion as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Stone Energy or Talos Energy, or any class of such persons, whether relative to the Talos Total Contribution Consideration or otherwise. Petrie Partners assumed that any modification to the structure of the Contribution Transactions will not vary in any material respect from what Petrie Partners assumed in its analysis. Petrie Partners advisory services and the opinion expressed therein were provided for the information and benefit of the Stone Energy Board in connection with its consideration of the transactions contemplated by the Contribution Agreements, and Petrie Partners’ opinion does not constitute a recommendation to any holder of Stone Energy’s common stock as to how such holder should vote, or whether any such holder should consent, with respect to any of the Contribution Transactions. The issuance of Petrie Partners’ opinion was approved by the Opinion Committee of Petrie Partners. Petrie Partners’ opinion does not address the relative merits of the Contribution Transactions as compared to any alternative business transaction or strategic alternative that might be available to Stone Energy, nor does it address the underlying business decision of Stone Energy to engage in the Contribution Transactions. Petrie Partners was not asked to consider, and this opinion does not address, the tax consequences of the Contribution Transactions to any particular stockholder of Stone Energy or Talos Energy, or the prices at which shares of Stone Energy’s common stock or shares of New Talos’s common stock will actually trade at any time, including following the announcement or consummation of the Contribution Transactions. Petrie Partners did not render any legal, accounting, tax or regulatory advice and understands Stone Energy has relied and is relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the Contribution Transactions.

Petrie Partners acted as financial advisor to Stone Energy, and Petrie Partners will receive a fee from Stone Energy for its services related to the rendering of its opinion regardless of the conclusions expressed therein. Stone Energy also agreed to reimburse Petrie Partners’ expenses, and Petrie Partners will be entitled to receive a success fee if the Contribution Transactions are consummated. In addition, Stone Energy agreed to indemnify Petrie Partners and certain related entities for certain liabilities potentially arising out of Petrie Partners’ engagement. During the two-year period prior to the date of the opinion, no material relationship existed between Petrie Partners and its affiliates, on the one hand, and Stone Energy or Talos Energy and their applicable affiliates, on the other hand, pursuant to which Petrie Partners or any of its affiliates received compensation as a result of such relationship. Petrie Partners may provide financial or other services to Stone Energy and Talos Energy in the future and in connection with any such services Petrie Partners may receive customary compensation for such services.

Petrie Partners’ opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets as they existed and could be evaluated on November 21, 2017 and the conditions and prospects, financial and otherwise, of Stone Energy and Talos Energy as they were represented to Petrie Partners on that date or as they were reflected in the materials and discussions described above. It is understood that subsequent developments may affect Petrie Partners’ opinion and that Petrie Partners does not have any obligation to update, revise or reaffirm its opinion.

Set forth below is a summary of the material financial analyses performed and reviewed by Petrie Partners with the Stone Energy Board in connection with rendering its oral opinion on November 21, 2017 and the preparation of its written opinion letter dated November 21, 2017. Each analysis was provided to the Stone Energy Board. In connection with arriving at its opinion, Petrie Partners considered all of its analyses as a whole, and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Petrie Partners. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including the closing prices for Stone Energy’s common stock) that existed on November 17, 2017, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses performed by Petrie Partners. The tables alone do not constitute a complete description of the financial analyses performed by Petrie Partners. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Petrie Partners’ financial analyses.

Reference Value Analyses

Petrie Partners performed a series of analyses to derive a range of implied pro forma equity ownership percentages by utilizing the following methodologies to arrive at equity reference value ranges for Stone Energy and Talos Energy. In certain of its analyses Petrie Partners utilized financial forecasts of Stone Energy and Talos Energy, as more fully described in “—Certain Financial Forecasts of Stone Energy” and “—Certain Financial Forecasts of Talos Energy,” which Petrie Partners adjusted for NYMEX five-year strip pricing or research consensus price forecasts as of November 17, 2017, as appropriate.

Discounted Cash Flow Analysis

Petrie Partners performed a discounted cash flow analysis of Stone Energy’s and Talos Energy’s respective projected future cash flows as of September 30, 2017 to determine indicative reference values of Stone Energy’s and Talos Energy’s respective common equity based on the present value of the future after-tax cash flows, assuming a tax rate of 35%, expected to be generated from proved, probable and possible reserves and exploration potential based on Stone Energy’s and Talos Energy’s respective internal reserve reports and estimated exploration cash flows.

Petrie Partners evaluated four scenarios in which the principal variable was oil and gas prices. The four price case scenarios represent long-term potential future benchmark prices per barrel of oil and MMBtu of natural gas. Adjustments were made to these prices to reflect location and quality differentials. One scenario was based on the NYMEX five-year strip pricing as of November 17, 2017 for the calendar years 2017 through 2021, held constant thereafter. Benchmark prices for the other three scenarios were based on $45.00, $55.00 and $65.00 per barrel of oil, respectively, and $2.50, $3.00 and $3.50 per MMBtu for gas, respectively, and were held constant thereafter. Petrie Partners applied various after-tax discount rates ranging from 9% to 30% to the after-tax cash flows of the proved and non-proved reserve estimates and exploration potential. Petrie Partners selected the discount rates based on its professional judgment regarding the relative risk of the underlying assets and related cash flows depending on reserve category, development status and geographic location, applying the lowest rates to proved developed producing reserves located in the United States and the highest rates to exploration potential and discoveries in both the United States and Mexico. Petrie Partners then adjusted for the present value of future estimated general and administrative expenses, commodity derivatives and other assets and liabilities, long-term debt, capitalized leases and net working capital as of September 30, 2017 and for Talos Energy only, senior unsecured notes that will be exchanged for shares of New Talos common stock in the Contribution Transactions, as appropriate, to determine the following implied equity reference value ranges of Stone Energy and Talos Energy common equity. Using these implied equity reference value ranges, for each scenario, Petrie Partners calculated a range of implied Stone Energy equity ownership by dividing the lowest implied equity value for Stone Energy by the sum of the lowest implied equity value for Stone Energy and the highest implied equity value for Talos Energy, and by dividing the highest implied equity value for Stone Energy by the sum of the highest implied equity value for Stone Energy and the lowest implied equity value for Talos Energy.

	NYMEX Strip (November 17, 2017)		$45.00 Oil & $2.50 Gas		$55.00 Oil & $3.00 Gas		$65.00 Oil & $3.50 Gas
	Low	High	Low	High	Low	High	Low	High
Stone Energy Implied Equity Value ($MM)	$490	$584	$384	$458	$542	$650	$706	$866
Talos Energy Implied Equity Value ($MM)	$747	$1,031	$520	$768	$866	$1,173	$1,204	$1,570
Implied Stone Energy Ownership of New Talos	32%	44%	33%	47%	32%	43%	31%	42%

Petrie Partners noted its analysis implied an equity ownership range of 31% to 47% in New Talos for Stone Energy stockholders. Petrie Partners also noted its analysis implied an equity ownership range of 53% to 69% in New Talos for Talos Energy stakeholders, and that the Talos Total Contribution Consideration of 63% equity ownership falls within this range.

Comparable Transaction Analysis

Petrie Partners reviewed selected publicly available information for nine oil and gas transactions announced between June 2013 and November 2017 that included assets in the Gulf of Mexico and had a value greater than $100 million. Petrie Partners reviewed all transactions with publicly available information that it deemed to have certain characteristics similar to those of Stone Energy and Talos Energy, although Petrie Partners noted that none of the reviewed transactions or the companies that participated in the selected transactions were directly comparable to the Contribution Transactions, Stone Energy or Talos Energy.

Precedent Transactions for Stone Energy and Talos Energy

Date Announced	Buyer	Seller
09/12/16	Anadarko Petroleum Corporation	Freeport-McMoRan Inc.
08/29/16	EnVen Energy Ventures LLC	Royal Dutch Shell plc
11/09/15	EnVen Energy Ventures LLC	Marathon Oil Corporation
06/30/14	Talos Energy LLC	Stone Energy Corporation
01/07/14	Fieldwood Energy LLC	Sandridge Energy, Inc.
11/08/13	Bennu Oil and Gas LLC	ATP Oil & Gas Corporation
10/17/13	W&T Offshore, Inc.	Callon Petroleum Company
07/18/13	Fieldwood Energy LLC	Apache Corporation
06/19/13	PetroQuest Energy, Inc.	Hall-Houston Exploration II, L.P.

The minimum, mean, median, and maximum proved reserve and daily production multiples implied for the precedent transactions are set forth below.

Measure	Minimum	Mean	Median	Maximum
Transaction Value to Proved Reserves ($/Boe)	$8.69	$19.65	$15.79	$41.67
Transaction Value to Current Production ($/Boepd)	$12,300	$36,914	$32,130	$95,238

Based on the proved reserve and daily production multiples implied by these transactions, and Petrie Partners’ judgment on the comparability of each transaction versus the assets of Stone Energy, Petrie Partners applied relevant transaction multiples to Stone Energy’s assets to calculate an implied equity reference value range of Stone Energy’s common equity. With respect to Stone Energy’s Gulf of Mexico assets, Petrie Partners, based upon its review of the full range of multiples implied by the precedent transactions rather than application of a mathematical mean or median, applied transaction multiples ranging from $12.00 to $18.00 per barrel of oil equivalent (“Boe”) of proved reserves and $25,000 to $30,000 per barrel of oil equivalent of production per day

(“Boepd”). Based on the application of these transaction multiples, the estimated value of commodity derivatives, tax attributes and exploration, seismic and other assets and adjusting for long-term debt as of September 30, 2017 and net working capital as of September 30, 2017, Petrie Partners determined an implied equity reference value range of $504 to $641 million for Stone Energy’s common equity.

Based on the proved reserve and daily production multiples implied by these transactions, and Petrie Partners’ judgment on the comparability of each transaction versus the assets of Talos Energy, Petrie Partners applied relevant transaction multiples to Talos Energy’s assets to calculate an implied equity reference value range of Talos Energy equity. With respect to Talos Energy’s Gulf of Mexico assets, Petrie Partners, based upon its review of the full range of multiples implied by the precedent transactions rather than application of a mathematical mean or median, applied transaction multiples ranging from $15.00 to $20.00 per Boe of proved reserves and $30,000 to $40,000 per Boepd. With respect to Talos Energy’s Mexico oil and gas assets, due to the lack of publicly available relevant precedent transactions for offshore Mexico, for purposes of this analysis, Petrie Partners utilized risked research analyst estimates of net asset value for certain of Talos’s Mexico assets. Based on the application of these transaction multiples, the estimated value of commodity derivatives and adjusting for long-term debt, capitalized leases and net working capital as of September 30, 2017 and senior unsecured notes that will be exchanged for shares of New Talos common stock in the Contribution Transactions, Petrie Partners determined an implied equity reference value range of $593 to $1,157 million for Talos Energy equity.

Petrie Partners calculated a range of implied Stone Energy equity ownership by dividing the lowest implied equity value for Stone Energy by the sum of the lowest implied equity value for Stone Energy and the highest implied equity value for Talos Energy, and by dividing the highest implied equity value for Stone Energy by the sum of the highest implied equity value for Stone Energy and the lowest implied equity value for Talos Energy.

Petrie Partners noted its analysis implied an equity ownership range of 30% to 52% for Stone stockholders. Petrie Partners also noted its analysis implied an equity ownership range of 48% to 70% for Talos Energy stakeholders, and that the Talos Total Contribution Consideration of 63% equity ownership falls within this range.

Petrie Partners also reviewed 44 selected transactions with publicly available information for oil and gas corporate transactions announced between February 2004 and November 2017 in which the acquired or target company was an exploration and production company with oil and gas assets in the United States, although Petrie Partners noted that none of the selected transactions or the companies that participated in the selected transactions were directly comparable to the Contribution Transactions or Stone Energy or Talos Energy.

Precedent Transactions—Oil & Gas Corporate Transactions

Date Announced	Acquiring Company	Target Company
11/15/17	Sandridge Energy, Inc.	Bonanza Creek Energy, Inc.
6/19/17	EQT Corporation	Rice Energy Inc.
1/16/17	Noble Energy, Inc.	Clayton Williams Energy, Inc.
5/16/16	Range Resources Corporation	Memorial Resource Development Corp.
5/11/15	Noble Energy, Inc.	Rosetta Resources Inc.
9/29/14	Encana Corporation	Athlon Energy Inc.
7/13/14	Whiting Petroleum Corporation	Kodiak Oil & Gas Corp.
03/12/14	Energy XXI (Bermuda) Limited	EPL Oil & Gas, Inc.
04/30/13	Contango Oil & Gas Company	Crimson Exploration, Inc.
02/21/13	LinnCo, LLC	Berry Petroleum Company
12/05/12	Freeport-McMoRan Inc.	McMoRan Exploration Company
12/05/12	Freeport-McMoRan Inc.	Plains Exploration & Production Company

Date Announced	Acquiring Company	Target Company
04/24/12	Halcón Resources Corporation	GeoResources, Inc.
01/16/12	Denver Parent Corporation	Venoco, Inc.
10/17/11	Statoil ASA	Brigham Exploration Company
07/14/11	BHP Billiton Limited	Petrohawk Energy Corporation
11/09/10	Chevron Corporation	Atlas Energy, Inc.
04/15/10	Apache Corporation	Mariner Energy, Inc.
04/04/10	SandRidge Energy, Inc.	Arena Resources, Inc.
12/13/09	ExxonMobil Corporation	XTO Energy Inc.
11/01/09	Denbury Resources Inc.	Encore Acquisition Company
09/15/09	Apollo Management, LP	Parallel Petroleum Corporation
04/27/09	Atlas America, Inc.	Atlas Energy Resources, LLC
04/30/08	Stone Energy Corporation	Bois d’Arc Energy, Inc.
07/17/07	Plains Exploration & Production Company	Pogo Producing Company
01/07/07	Forest Oil Corporation	The Houston Exploration Company
06/23/06	Anadarko Petroleum Corporation	Western Gas Resources, Inc.
06/23/06	Anadarko Petroleum Corporation	Kerr-McGee Corporation
04/21/06	Petrohawk Energy Corporation	KCS Energy Inc.
01/23/06	Cal Dive International, Inc.	Remington Oil & Gas Corp.
12/12/05	ConocoPhillips	Burlington Resources, Inc.
10/13/05	Occidental Petroleum Corporation	Vintage Petroleum Inc.
09/19/05	Norsk Hydro ASA	Spinnaker Exploration Company
07/01/05	Santos International Holdings Pty Ltd.	Tipperary Corporation
04/04/05	Chevron Corporation	Unocal Corporation
04/04/05	Petrohawk Energy Corporation	Mission Resources Corp.
01/26/05	Cimarex Energy Co.	Magnum Hunter Resources Corporation
12/16/04	Noble Energy, Inc.	Patina Oil & Gas Corporation
06/09/04	Petro-Canada	Prima Energy Corporation
05/23/04	Forest Oil Corporation	The Wiser Oil Company
05/04/04	Pioneer Natural Resources Co.	Evergreen Resources Inc.
04/15/04	EnCana Corporation	Tom Brown Inc.
04/07/04	Kerr-McGee Corporation	Westport Resources Corp.
02/12/04	Plains Exploration & Production Company	Nuevo Energy Company

For each of the precedent corporate transactions, Petrie Partners calculated the following:

•	Purchase Price/Current Year Discretionary Cash Flow, which is defined as the total purchase price paid by the acquiring company for the equity of the target (“purchase price”), divided by discretionary cash flow of the target company for the calendar year in which the transaction occurred (“current year discretionary cash flow”);

•	Purchase Price/Forward Year Discretionary Cash Flow, which is defined as the purchase price, divided by an estimate of discretionary cash flow of the target company for the calendar year following the year in which the transaction occurred (“forward year discretionary cash flow”);

•	Total Investment/Current Year EBITDA, which is defined as the total investment made by the acquiring company including purchase price of common equity plus the assumption of target company net indebtedness (“total investment”), divided by estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the target company for the calendar year in which the transaction occurred (“current year EBITDA”);

•	Total Investment/Forward Year EBITDA, which is defined as total investment divided by estimated EBITDA of the target company for the calendar year following the year in which the transaction occurred (“forward year EBITDA”);

•	Total Investment/Proved Reserves, which is defined as total investment divided by proved reserves as of the latest published reserve report from the date of the transaction (“proved reserves”); and

•	Total Investment/Current Production, which is defined as total investment divided by the most recent publicly available average daily production figure of the target company before the date of the transaction (“current production”).

Petrie Partners applied the relevant multiples to Stone Energy’s and Talos Energy’s respective estimated discretionary cash flow for calendar years 2017 and 2018, estimated EBITDA for calendar years 2017 and 2018, proved reserves as of December 31, 2016 and the latest current net production publicly disclosed by Stone Energy and made available by Talos Energy prior to November 21, 2017.

The minimum, mean, median and maximum transaction multiples implied for each benchmark for the precedent transactions are set forth below.

	GoM Focused				All Transactions
Measure	Minimum	Mean	Median	Maximum	Minimum	Mean	Median	Maximum
Purchase Price/Current Year Discretionary Cash Flow ($MM)	3.1x	5.1x	4.7x	7.9x	2.1x	8.8x	6.3x	84.4x
Purchase Price/Forward Year Discretionary Cash Flow ($MM)	2.2x	4.4x	4.6x	6.5x	2.1x	6.6x	6.0x	42.2x
Total Investment/Current Year EBITDA ($MM)	3.9x	5.8x	5.6x	8.2x	3.5x	8.6x	7.7x	41.3x
Total Investment/Forward Year EBITDA ($MM)	4.2x	5.1x	4.6x	6.5x	3.3x	7.1x	6.3x	27.6x
Total Investment/Proved Reserves ($/Boe)	$7.19	$18.78	$12.77	$69.95	$1.85	$16.60	$12.43	$95.45
Total Investment/Current Production ($/Boepd)	$23,262	$54,872	$44,390	$149,289	$23,262	$69,385	$53,808	$323,987

Petrie Partners also evaluated the premiums paid in connection with the above corporate transactions based on the value of the per share consideration received in the transaction relative to the closing stock price of the target company one day, 30 days and 60 days prior to the announcement date of the relevant transaction. The mean and median premiums paid for the precedent transactions are set forth below.

Period	GoM Focused		All Transactions
	Mean	Median	Mean	Median
One day prior	27%	28%	24%	21%
30 days prior	26%	30%	25%	22%
60 days prior	28%	29%	28%	27%

Based upon its review of these transactions and Petrie Partners’ judgment on the comparability of each transaction versus Stone Energy, Petrie Partners selected purchase price multiple ranges for Stone Energy of 3.5x – 4.5x to estimated current year discretionary cash flow and 3.0x – 4.0x to estimated forward year discretionary cash flow, transaction value multiple ranges of 4.0x – 4.5x to estimated current year EBITDA, 3.5x – 4.0x to estimated forward year EBITDA, $13.00 – $17.00 per Boe of proved reserves and $25,000 – $35,000 per Boepd of current production. Petrie Partners selected these multiples for Stone Energy based in part on geographic location, historical and estimated operating margins, historical and estimated growth, its overall judgment of the current transaction market and its review of the full range of multiples implied by the precedent transactions rather than the application of a mathematical mean or median. In its selection of transaction multiples for Stone Energy, Petrie Partners placed particular emphasis on the Gulf of Mexico precedent transactions and the transactions therein deemed most relevant for comparison to Stone Energy. Petrie Partners applied relevant premiums ranging from 15% to 35% to the one-day, 30-day and 60-day Stone Energy closing prices prior to November 17, 2017. Based on the application of the above transaction multiples and taking into account the premiums paid analysis, Petrie Partners selected an enterprise value reference range of $525 million to $675 million. Petrie Partners then adjusted for long-term debt and cash, in each case as of September 30, 2017, to determine an implied equity reference value range of $573 to $723 million of Stone Energy common equity.

Based upon its review of these transactions and Petrie Partners’ judgment on the comparability of each transaction versus Talos Energy, Petrie Partners selected purchase price multiple ranges of 4.5x – 5.5x to estimated current year discretionary cash flow and 4.0x – 5.0x to estimated forward year discretionary cash flow, transaction value multiple ranges of 6.5x – 8.0x to estimated current year EBITDA, 4.5x – 6.5x to estimated forward year EBITDA, $15.00 – $20.00 per Boe of proved reserves and $45,000 – $55,000 per Boepd of current production. Petrie Partners selected these multiples for Talos Energy based in part on geographic location, historical and estimated operating margins, historical and estimated growth, its overall judgment of the current transaction market and its review of the full range of multiples implied by the precedent transactions rather than the application of a mathematical mean or median. In its selection of transaction multiples for Talos Energy, Petrie Partners placed particular emphasis on the Gulf of Mexico precedent transactions and the transactions therein deemed most relevant for comparison to Talos Energy. Based on the application of the above transaction multiples, Petrie Partners selected an enterprise reference value range of $1.5 billion to $2.0 billion for Talos Energy. Petrie Partners then adjusted for long-term debt, capitalized leases and cash as of September 30, 2017 and senior unsecured notes that will be exchanged for shares of New Talos common stock in the Contribution Transactions, to determine an implied equity reference value range of $839 million to $1,339 million for Talos Energy.

Petrie Partners calculated a range of implied Stone Energy equity ownership by dividing the lowest implied equity value for Stone Energy by the sum of the lowest implied equity value for Stone Energy and the highest implied equity value for Talos Energy, and by dividing the highest implied equity value for Stone Energy by the sum of the highest implied equity value for Stone Energy and the lowest implied equity value for Talos Energy.

Petrie Partners noted its analysis implied an equity ownership range of 30% to 46% for Stone Energy stockholders. Petrie Partners also noted its analysis implied an equity ownership range of 54% to 70% for Talos Energy stakeholders, and that the Talos Total Contribution Consideration of 63% equity ownership falls within this range.

Capital Market Comparison Analysis

Petrie Partners performed a capital market comparison analysis of Stone Energy and Talos Energy by reviewing the market values and trading multiples of the following publicly traded companies that Petrie Partners deemed comparable to Stone Energy and Talos Energy, as applicable, based on size, location of assets and expected growth.

Stone Energy Peer Group	Talos Energy Peer Group
W&T Offshore, Inc. Energy XXI Gulf Coast, Inc.	Kosmos Energy Ltd. W&T Offshore, Inc. Stone Energy Corporation Energy XXI Gulf Coast, Inc.

Although the peer groups were compared to Stone Energy and Talos Energy, as applicable, for purposes of this analysis, no entity included in the capital market comparison analysis is identical to Stone Energy or Talos Energy because of differences between the business mixes and other characteristics of the peer groups, on the one hand, and Stone Energy and Talos Energy, as applicable, on the other hand. In evaluating the peer groups, Petrie Partners relied on publicly available filings and equity research analyst estimates. These estimates are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Stone Energy and Talos Energy, such as the impact of competition on the businesses of Stone Energy and Talos Energy, as well as on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Stone Energy and Talos Energy or the industry or in the markets generally.

All peer group multiples were calculated using closing stock prices on November 17, 2017. Peer group estimates of discretionary cash flow, EBITDA and production were based on publicly available research analyst consensus estimates as of November 17, 2017. Peer group reserves are as of December 31, 2016 as disclosed in publicly filed year-end annual reports on Form 10-K, except for Energy XXI Gulf Coast, Inc. which are based on publicly announced reserves as of March 31, 2017. For each of the peer group entities, Petrie Partners calculated the following:

•	Market Value/2017E Discretionary Cash Flow, which is defined as each company’s current common stock share price divided by that company’s estimated discretionary cash flow per share for the calendar year 2017 (“2017E discretionary cash flow”);

•	Market Value/2018E Discretionary Cash Flow, which is defined as each company’s current common stock share price divided by that company’s estimated discretionary cash flow per share for the calendar year 2018 (“2018E discretionary cash flow”);

•	Enterprise Value/2017E EBITDA, which is defined as market value of equity, plus debt and preferred stock, less cash (“enterprise value”), divided by estimated EBITDA for the calendar year 2017 (“2017E EBITDA”);

•	Enterprise Value/2018E EBITDA, which is defined as enterprise value divided by estimated EBITDA for the calendar year 2018 (“2018E EBITDA”);

•	Enterprise Value/Proved Reserves, which is defined as enterprise value divided by proved reserves;

•	Enterprise Value/2017E Production, which is defined as enterprise value divided by projected average daily production for calendar year 2017 (“2017E production”); and

•	Enterprise Value/2018E Production, which is defined as enterprise value divided by projected average daily production for calendar year 2018 (“2018E production”).

The minimum, mean/median, and maximum trading multiples for the Stone Energy peer group are set forth below.

Measure	Minimum	Mean/ Median	Maximum
Market Value/2017E Discretionary Cash Flow	1.8x	2.0x	2.3x
Market Value/2018E Discretionary Cash Flow	1.3x	1.6x	1.9x
Enterprise Value/2017E EBITDA	0.3x	2.3x	4.2x
Enterprise Value/2018E EBITDA	0.2x	2.1x	3.9x
Enterprise Value/Proved Reserves ($/Boe)	$0.28	$7.54	$14.80
Enterprise Value/2017E Production ($/Boepd)	$1,009	$13,923	$26,837
Enterprise Value/2018E Production ($/Boepd)	$1,142	$13,685	$26,227

Based upon its review of the peer group and Petrie Partners’ professional judgment, Petrie Partners selected market value multiple ranges for Stone Energy of 2.5x – 3.0x to 2017E discretionary cash flow and 2.0x – 3.0x to 2018E discretionary cash flow, enterprise value multiple ranges of 3.0x – 4.0x to 2017E EBITDA, 3.0x – 4.0x to 2018E EBITDA, $12.00 – $15.00 per Boe of proved reserves, $25,000 – $35,000 per Boepd of 2017E production and $25,000 – $35,000 per Boepd of 2018E production. Due to the small number of selected peers and certain operating and financial characteristics of the Stone Energy peer group versus Stone Energy, for certain measures Petrie Partners chose multiple ranges for Stone Energy above the range of trading multiples for the Stone Energy peer group.

The minimum, mean, median and maximum trading multiples for the Talos Energy peer group are set forth below.

Measure	Minimum	Mean	Median	Maximum
Market Value/2017E Discretionary Cash Flow	1.8x	4.9x	3.3x	11.4x
Market Value/2018E Discretionary Cash Flow	1.3x	3.7x	3.3x	7.1x
Enterprise Value/2017E EBITDA	0.3x	4.7x	4.0x	10.4x
Enterprise Value/2018E EBITDA	0.2x	4.0x	3.9x	8.1x
Enterprise Value/Proved Reserves ($/Boe)	$0.28	$21.62	$15.74	$54.70
Enterprise Value/2017E Production ($/Boepd)	$1,009	$49,262	$30,217	$135,602
Enterprise Value/2018E Production ($/Boepd)	$1,142	$40,520	$32,576	$95,787

Based upon its review of the peer group and Petrie Partners’ professional judgment, Petrie Partners selected market value multiple ranges for Talos Energy of 3.5x – 5.0x to 2017E discretionary cash flow and 3.5x – 5.0x to 2018E discretionary cash flow, enterprise value multiple ranges of 4.5x – 6.5x to 2017E EBITDA, 4.5x – 6.0x to 2018E EBITDA, $15.00 – $20.00 per Boe of proved reserves, $35,000 – $55,000 per Boepd of 2017E production and $30,000 – $45,000 per Boepd of 2018E production.

From the implied enterprise value reference range for each metric, Petrie Partners determined an implied enterprise reference value range of $450 million to $600 million for Stone Energy and $1,400 million to $1,750 million for Talos Energy. Petrie Partners then adjusted for long-term debt, capitalized leases and cash as of September 30, 2017, as applicable, and for Talos Energy only, senior unsecured notes that will be exchanged for shares of New Talos common stock in the Contribution Transactions, to determine implied equity reference value ranges of $498 to $648 million for Stone Energy and $739 to $1,089 million for Talos Energy.

Finally, Petrie Partners calculated a range of implied Stone Energy equity ownership by dividing the lowest implied equity value for Stone Energy by the sum of the lowest implied equity value for Stone Energy and the highest implied equity value for Talos Energy, and by dividing the highest implied equity value for Stone Energy by the sum of the highest implied equity value for Stone Energy and the lowest implied equity value for Talos Energy.

Petrie Partners noted its analysis implied an equity ownership range of 31% to 47% for Stone Energy stockholders. Petrie Partners also noted its analysis implied an equity ownership range of 53% to 69% for Talos Energy stakeholders, and that the Talos Total Contribution Consideration of 63% equity ownership falls within this range.

Going Concern Analysis

Petrie Partners analyzed the potential standalone financial performances of Stone Energy and Talos Energy, without giving effect to the Contribution Transactions, for the fiscal years 2017 – 2021. These projections were prepared using financial, operating and reserve projections provided by Stone Energy’s and Talos Energy’s respective managements and staffs and certain assumptions based on discussions with the managements of Stone Energy and Talos Energy regarding Stone Energy’s and Talos Energy’s potential future operating and financial performance, respectively, as more fully described in “—Certain Financial Forecasts of Stone Energy” and “—Certain Financial Forecasts of Talos Energy.” The analysis was performed utilizing oil and gas pricing based on NYMEX five-year strip pricing as of November 17, 2017.

For Stone Energy, Petrie Partners applied terminal EBITDA multiples of 3.5x, 4.0x and 4.5x, based on Petrie Partners’ review of capital market and transaction multiples for Stone Energy, to estimated 2021 EBITDA and assumed discount rates ranging from 9.0% to 13.0%. From the enterprise reference values implied by this analysis, Petrie Partners then adjusted for long-term debt and cash, in each case as of September 30, 2017, to determine an implied equity reference value range of $504 to $697 million for Stone Energy.

For Talos Energy, Petrie Partners applied terminal EBITDA multiples of 4.5x, 5.0x and 5.5x, based on Petrie Partners’ review of capital market and transaction multiples for Talos Energy, to estimated 2021 EBITDA and assumed discount rates ranging from 9.0% to 13.0%. From the enterprise reference values implied by this analysis, Petrie Partners then adjusted for long-term debt, capitalized leases and cash as of September 30, 2017 and senior unsecured notes that will be exchanged for shares of New Talos common stock in the Contribution Transactions, to determine an implied equity reference value range of $931 to $1,507 million for Talos Energy.

Petrie Partners calculated a range of implied Stone Energy equity ownership by dividing the lowest implied equity value for Stone Energy by the sum of the lowest implied equity value for Stone Energy and the highest implied equity value for Talos Energy, and by dividing the highest implied equity value for Stone Energy by the sum of the highest implied equity value for Stone Energy and the lowest implied equity value for Talos Energy.

Petrie Partners noted its analysis implied an equity ownership range of 25% to 43% for Stone Energy stockholders. Petrie Partners also noted its analysis implied an equity ownership range of 57% to 75% for Talos Energy stakeholders, and that the Talos Total Contribution Consideration of 63% equity ownership falls within this range.

Certain Updates

As discussed in “The Transactions—Background of the Transactions” beginning on page 74 of this consent solicitation statement/prospectus, on December 27, 2017, Talos Energy became aware of, and promptly informed Stone Energy and Petrie Partners of, an error in the financial forecasts that Talos Energy provided to Petrie Partners for its use and reliance in connection with its financial analyses and opinion. The error was the result of an incorrect assumption regarding dry dock time for the Phoenix Field’s floating production facility that impacted Talos Energy’s estimated standalone production and EBITDA for 2019 as well as interest expense for the years 2019 through 2021. On December 28, 2017, representatives of Petrie Partners reviewed with the Stone Energy Board its revised Talos Energy going concern analysis as of November 21, 2017, utilizing the revised financial forecast provided by Talos Energy. Petrie Partners noted its revised analysis implied an equity ownership range of 26% to 45% for Stone Energy stockholders. Petrie Partners also noted its analysis implied an equity ownership range of 55% to 74% for Talos Energy stakeholders, and that the Talos Total Contribution Consideration of 63% equity ownership falls within this range. Representatives of Petrie Partners confirmed to the Stone Energy Board that, based upon economic, monetary, market and other conditions as in effect on, and the information made available to Petrie Partners (other than with respect to the forecast error noted above) as of, November 21, 2017, and based upon and subject to the procedures, assumptions, considerations, qualifications and limitations set forth in Petrie Partners’ opinion dated as of November 21, 2017, the changes reflected in the revised Talos Energy forecast would not have changed the conclusion set forth in Petrie Partners’ opinion as of the date it was delivered.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Petrie Partners. In connection with the review of the Contribution Transactions by the Stone Energy Board, Petrie Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Petrie Partners’ opinion. In arriving at its fairness determination, Petrie Partners considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Petrie Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Petrie Partners may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Petrie Partners with respect to the actual equity value of Stone Energy or Talos Energy. No company reviewed or considered in the above analyses for comparison purposes is directly comparable to Stone Energy or Talos Energy, and no transaction reviewed or considered is directly comparable to the Contribution Transactions. Furthermore, Petrie Partners’ analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Stone Energy and Talos Energy and their respective advisors.

Petrie Partners prepared these analyses solely for the purpose of providing an opinion to the Stone Energy Board as to the fairness of the Talos Total Contribution Consideration, from a financial point of view, to Stone Energy. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Petrie Partners’ analyses are inherently subject to substantial uncertainty, and Petrie Partners assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by Petrie Partners’ opinion committee.

The Talos Total Contribution Consideration was determined through arm’s-length negotiations between Stone Energy and Talos Energy and was approved by the Stone Energy Board. Petrie Partners provided advice to the Stone Energy Board during these negotiations. Petrie Partners did not, however, recommend any specific equity ownership range to the Stone Energy Board or Stone Energy or that any specific equity ownership range constituted the only appropriate consideration for the Contribution Transactions. Petrie Partners’ opinion to the Stone Energy Board was one of many factors taken into consideration by the Stone Energy Board in deciding to approve the Contribution Transactions. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Stone Energy Board with respect to the Talos Total Contribution Consideration or of whether the Stone Energy Board would have been willing to agree to different consideration.

Under the terms of Petrie Partners’ engagement letter with Stone Energy, Petrie Partners provided Stone Energy financial advisory services and a fairness opinion in connection with the Contribution Transactions. Pursuant to the terms of its engagement letter, Stone Energy has agreed to pay Petrie Partners customary fees for its services in connection with its engagement, including a success fee that is payable to Petrie Partners if the Contribution Transactions are consummated. Pursuant to its engagement letter, Petrie Partners received advisory fees totaling $100,000. Petrie Partners also earned a fairness opinion fee of $1,000,000 upon delivery of its fairness opinion to the Stone Energy Board (and would have earned the opinion fee, regardless of the conclusion regarding fairness expressed in the opinion). As a result, the total compensation earned by Petrie Partners prior to the date of this consent solicitation statement/prospectus is $1,100,000, which will be credited against Petrie Partners’ success fee. The total compensation to be paid to Petrie Partners is estimated, based on information available as of March 28, 2018, to be approximately $7 million. In addition, the Stone Energy Board has agreed to reimburse Petrie Partners for its reasonable out-of-pocket expenses (including reasonable legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Petrie Partners and its affiliates and their respective directors, officers, employees, agents and controlling persons from and against certain liabilities and expenses potentially arising out of its engagement and any related transaction.

Stone Energy engaged Petrie Partners to act as financial advisor based on its qualifications, experience and reputation. Petrie Partners is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive sales processes, private placements and other purposes.

Certain Financial Forecasts of Stone Energy

Stone Energy does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Stone Energy management prepared certain unaudited internal financial forecasts for the years 2017 through 2021 with respect to Stone Energy (the “Stone Energy Forecasts”), which were provided to Petrie Partners for its use and reliance in connection with its financial analyses and opinion described in “The Transactions—Opinion of Stone Energy’s Financial Advisor.” Petrie Partners was authorized by Stone Energy to rely upon the Stone Energy Forecasts in the performance of Petrie Partners’ financial analyses and the preparation of such opinion.

The inclusion of this information should not be regarded as an indication that any of Stone Energy, its advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Stone Energy management, including, among others, Stone Energy’s future results, oil and gas industry activity, commodity prices, demand for natural gas and crude oil, the availability of financing to fund the exploration and development costs associated with the projected drilling programs, general economic and regulatory conditions, and other matters described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects assumptions both as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Stone Energy can give no assurance that the unaudited prospective financial and operating information or the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Stone Energy’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described in “Risk Factors.” See also “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find Additional Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this consent solicitation statement/prospectus has been prepared by, and is the responsibility of, Stone Energy management. Ernst & Young LLP has not audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report incorporated by reference in this consent solicitation statement/prospectus relates to Stone Energy’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events that occurred after the date it was prepared. Stone Energy can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of the Transaction Agreement or as of the date of this consent solicitation statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Stone Energy does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not give effect to the Transactions, the effect on Stone Energy or Talos Energy of any business or strategic decision or action that has been or will be taken as a result of the execution of the Transaction Agreement, or the effect of any business or strategic decisions or actions which would likely have been taken if the Transaction Agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the Transactions. Further, the unaudited prospective financial and operating information does not take into account the effect on Stone Energy or Talos Energy of any possible failure of the Transactions to occur.

Neither Stone Energy nor its affiliates, officers, employees, directors, advisors, or other representatives has made, makes or is authorized in the future to make any representation to any Stone Energy stockholder or other person regarding Stone Energy’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Stone Energy, Talos Energy, their respective advisors, or any other person that it is viewed as material information of Stone Energy or Talos Energy, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the Transactions or any other proposal, but is being provided solely because it was made available to the Stone Energy Board and Petrie Partners in connection with the Transactions.

In light of the foregoing, and considering that the written consents will be solicited several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Stone Energy stockholders are cautioned not to place undue reliance on such information, and Stone Energy urges all Stone Energy stockholders to review Stone Energy’s most recent SEC filings for a description of Stone Energy’s reported financial results. See “Where You Can Find Additional Information.”

In preparing the prospective financial and operating information described below, Stone Energy management used the following price assumptions, which are based on NYMEX oil and gas strip pricing as of November 1, 2017.

	NYMEX
	2017E	2018E	2019E	2020E	2021E
Commodity Prices
Natural Gas ($/Mmbtu)	$2.97	$2.94	$2.91	$2.84	$2.88
Crude Oil ($/Bbl)	$50.44	$53.94	$51.51	$50.22	$49.73

The following table sets forth certain summarized prospective financial and operating information regarding Stone Energy for the years 2017 through 2021, based on the respective price assumptions indicated above, which information was prepared by Stone Energy management.

	2017E	2018E	2019E	2020E	2021E
Operating Results
Net Production (Mboe/d)	19	16	15	18	19
Financial Results (in millions)
EBITDA(1)	$172	$162	$133	$157	$168
Discretionary Cash Flow(2)	$150	$141	$112	$136	$147
Free Cash Flow(3)	$76	$(71)	$(16)	$37	$116
Capital Expenditures	$143	$212	$128	$99	$39

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA for 2017 was adjusted to give effect to an asset disposition and Stone Energy’s emergence from bankruptcy.
(2)	Discretionary Cash Flow is generally defined as cash flow from operations before changes in working capital.
(3)	Free Cash Flow is generally defined as Discretionary Cash Flow adjusted for capital expenditures and changes in working capital.

Certain Financial Forecasts of Talos Energy

Talos Energy does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Talos Energy management prepared certain unaudited internal financial forecasts for the years 2017 through 2021 with respect to Talos Energy (the “Talos Energy Forecasts”), which were provided to Petrie Partners for its use and reliance in connection with its financial analyses and opinion described in “The Transactions—Opinion of Stone Energy’s Financial Advisor.” Petrie Partners was authorized by Stone Energy to rely upon the Talos Energy Forecasts in the performance of Petrie Partners’ financial analyses and the preparation of such opinion.

The inclusion of this information should not be regarded as an indication that any of Talos Energy, its advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Talos Energy management, including, among others, Talos Energy’s future results, oil and gas industry activity, commodity prices, demand for natural gas and crude oil, the availability of financing to fund the exploration and development costs associated with the projected drilling programs, and general economic and regulatory conditions and other matters described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects assumptions both as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Talos Energy can give no assurance that the unaudited prospective financial and operating information or the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Talos Energy’s business, industry performance, the regulatory environment, and general business and economic conditions and other matters described in “Risk Factors.” See also “Cautionary Note Regarding Forward-Looking Statements.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this consent solicitation statement/prospectus has been prepared by, and is the responsibility of, Talos Energy management. Ernst & Young LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this consent solicitation statement/prospectus relates to Talos Energy’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events that occurred after the date it was prepared. Talos Energy can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of the Transaction Agreement or as of the date of this consent solicitation statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Stone Energy and Talos Energy do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not give effect to the Transactions, the effect on Stone Energy or Talos Energy of any business or strategic decision or action that has been or will be taken as a result of the execution of the Transaction Agreement, or the effect of any business or strategic decisions or actions which would likely have been taken if the Transaction Agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the Transactions. Further, the unaudited prospective financial and operating information does not take into account the effect on Stone Energy or Talos Energy of any possible failure of the Transactions to occur.

Neither Talos Energy nor its affiliates, officers, directors, advisors, or other representatives has made, makes or is authorized in the future to make any representation to Stone Energy, any Stone Energy stockholder, or other person regarding Talos Energy’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Stone Energy, Talos Energy, their respective advisors, or any other person that it is viewed as material information of Stone Energy or Talos Energy, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the Transactions or any other proposal, but is being provided solely because it was made available to Petrie Partners in connection with the Transactions.

In light of the foregoing, and considering that the written consents will be solicited several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Stone Energy stockholders are cautioned not to place undue reliance on such information.

The following table sets forth a summary of this prospective financial and operating information regarding Talos Energy for the years 2017 through 2021 as prepared by Talos Energy management.

	2017E	2018E	2019E(1)	2020E(1)	2021E(1)
Operating Results
Net Production (Mboe/d)	28	33	33	37	46
Financial Results (in millions)
EBITDA(2)	$242	$316	$304	$371	$486
Discretionary Cash Flow(3)	$166	$240	$229	$298	$427
Free Cash Flow(4)	$(30)	$42	$(42)	$(40)	$(79)
Capital Expenditures	$203	$220	$248	$320	$484

(1)	As discussed in “—Background of the Transactions” and “—Opinion of Stone Energy’s Financial Advisor,” on December 27, 2017, Talos Energy became aware of, and promptly informed Stone Energy and Petrie Partners of, an error that affected Talos Energy’s projected 2019 production and EBITDA in the financial forecasts that Talos Energy provided to Petrie Partners for its use and reliance in connection with its financial analyses and opinion. The financial forecast with the error reflected (i) 40 Mboe/d for projected 2019 net production, (ii) $410 million for projected 2019 EBITDA, (iii) $339 million, $304 million, and $433 million for projected 2019, 2020, and 2021 Discretionary Cash Flow, respectively, and (iv) $69 million, $(34) million, and $(73) million for projected 2019, 2020, and 2021 Free Cash Flow, respectively. The amounts for each of these items set forth in the table are from the revised financial forecast that corrected the error.
(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(3)	Discretionary Cash Flow is generally defined as cash flow from operations before changes in working capital.
(4)	Free Cash Flow is generally defined as Discretionary Cash Flow adjusted for changes in working capital and capital expenditures.

Accounting Treatment

The Transactions will be accounted for as a business combination in accordance with GAAP, with Talos Energy treated as the “acquirer” and Stone Energy treated as the “acquired” company for financial reporting purposes. Accordingly, the assets and liabilities of Stone Energy will be recorded, as of the completion of the Transactions, at their respective fair values, with the excess of purchase price over the fair value of the identifiable net assets recorded as goodwill. The reported financial condition and results of operations of New Talos issued after completion of the Transactions will only reflect the assets, liabilities, and results of operations of Talos (as the predecessor to New Talos) through the date of the Transactions. The assets, liabilities, and results of operations of Stone Energy will only be reflected from the date of the Transactions. New Talos’s assets, liabilities, and results of operations will not be restated retroactively to reflect the historical financial position or results of operations of Stone Energy.

Regulatory Matters Relating to the Transactions

Under the HSR Act and the rules promulgated thereunder by the FTC, the Transactions cannot be completed until Stone Energy and Talos Energy have filed notification and report forms with the FTC and the Antitrust Division of the DOJ and the applicable waiting period has expired or been early terminated. Stone Energy filed the required notification on December 13, 2017 and the applicable waiting period was early terminated on December 22, 2017.

At any time before or after consummation of the Transactions, notwithstanding the expiration or termination of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest including seeking to enjoin the completion of the Transactions or seeking divestiture of substantial assets of Talos Energy or Stone Energy. At any time before or after the completion of the Transactions, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the Transactions or seeking divestiture of substantial assets of Talos Energy and Stone Energy. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the Transactions on antitrust grounds and, if such a challenge is made, there can be no assurance as to the result.

Under the terms of the Transaction Agreement, each of the parties has agreed to cooperate and use its reasonable best efforts to promptly take or cause to be taken all actions that are necessary, proper, or advisable to consummate and make effective the Transactions contemplated by the Transaction Agreement, including:

•	use its reasonable best efforts to obtain all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents, and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	use its reasonable best efforts to obtain all necessary consents, approvals, or waivers from third parties;

•	use its reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Transaction Agreement or the consummation of the Transactions contemplated thereby; and

•	use its reasonable best efforts to execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by the Transaction Agreement.

Talos Energy is entitled to direct and control the antitrust strategy implemented in connection with the review of the Transactions by any antitrust authority but must provide Stone Energy a reasonable opportunity to participate and review and comment on all filings, which comments Talos Energy must consider implementing in good faith, and Talos Energy must keep Stone Energy apprised and consult with Stone Energy with respect to the proposed strategy and any related significant decisions. Each of the Talos Signing Parties and Stone Energy and each of their respective subsidiaries are required to use their reasonable best efforts to resolve objections under any laws but neither party is required to agree to any divestiture or other remedy that will limit Stone Energy or a Talos Signing Party’s post-closing freedom unless conditioned on Closing.

Stone Energy currently intends to solicit written consents from its stockholders with respect to the Transactions as noted above in “Solicitation of Consents” beginning on page 70 of this consent solicitation statement/prospectus. It is possible that a governmental entity will not have approved the Transactions by the date that holders of the requisite number of shares of Stone Energy common stock consent to the adoption of the Transaction Agreement, which could delay or prevent completion of the Transactions for a significant period of time after the Stone Energy stockholders have approved the proposals relating to the Transactions. Any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty surrounding the Transactions. In addition, it is possible that, among other things, a governmental entity could condition its approval of the Transactions upon the Talos Signing Parties and Stone Energy entering into an agreement to divest businesses or assets, or could restrict the operations of New Talos in accordance with specified business conduct rules. See “Risk Factors” beginning on page 36 of this consent solicitation statement/prospectus. A governmental entity also could impose significant additional costs on New Talos. Acceptance of any such conditions could diminish the benefits of the Transactions to New Talos and result in additional costs, loss of revenue or other effects. Alternatively, rejection of such conditions could result in the Talos Signing Parties and Stone Energy litigating with a governmental entity, which could delay the Transactions or cause the Transactions to be abandoned.

No additional stockholder approval is expected to be required for any decision by Stone Energy after the requisite written consents are obtained relating to any divestitures or other terms and conditions necessary to resolve any regulatory objections to the Transactions and possibly to proceed with consummation of the Transactions.

As more fully described in “The Transaction Agreement—Termination of the Transaction Agreement” beginning on page 149 of this consent solicitation statement/prospectus, the Transaction Agreement may be terminated by Talos or Stone Energy if the Transactions are not consummated on or before the End Date, and the party seeking to terminate the Transaction Agreement has not breached its obligations under the Transaction Agreement that proximately caused the failure of the Transactions to be completed on or before the End Date.

Appraisal Rights

Holders of Stone Energy common stock are not entitled to appraisal rights under Section 262 of the DGCL in connection with the Transactions.

Federal Securities Laws Consequences; Stock Transfer Restrictions

The registration statement of which this consent solicitation statement/prospectus is a part does not cover any resales of the New Talos common stock to be received by the stockholders of Stone Energy upon completion of the Transactions, and no person is authorized to make any use of this consent solicitation statement/prospectus in connection with any such resale.

All shares of New Talos common stock received by the Stone Energy stockholders pursuant to the Transactions will be freely transferable, except that shares of New Talos common stock received by persons who are deemed to be “affiliates” of New Talos under the Securities Act may not be resold by such persons except to the extent permitted by Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of New Talos for such purposes generally include individuals or entities that control, are controlled by or are under common control with, New Talos, as the case may be, and include directors and certain executive officers of New Talos.

Stock Exchange Listing

An application will be made to list the shares of New Talos common stock on NYSE. It is a condition to the Transactions that the shares of New Talos common stock issuable in the Transactions be approved for listing on NYSE, subject only to official notice of issuance. Shares of New Talos common stock are expected to be traded on NYSE under the symbol “TALO” immediately following the completion of the Transactions. If the Transactions are completed, Stone Energy common stock will cease trading on NYSE and its shares will be deregistered under the Exchange Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following are the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Stone Energy common stock who exchange shares of Stone Energy common stock for shares of New Talos common stock pursuant to the Merger. This discussion is based on the Code, applicable U.S. Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this combined consent solicitation statement/prospectus, all of which may change, possibly with retroactive effect. The discussion herein represents the opinion of our tax counsel, Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), as to the material U.S. federal income tax consequences of the Merger to U.S. holders of Stone Energy common stock.

This discussion does not address any estate or gift or other non-income tax consequences or any state or local, or non-U.S. tax consequences of the Merger. This discussion only addresses U.S. holders of Stone Energy common stock who hold shares of Stone Energy common stock as a capital asset (generally, assets held for investment). It does not describe all of the tax consequences that may be relevant to U.S. holders of Stone Energy common stock in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and tax consequences that may apply if such holder is a person subject to special rules, such as:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization or government organization;

•	qualified foreign pension funds (or any entities all of the interests of which are held by qualified foreign pension fund);

•	a dealer or broker in securities, commodities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	a stockholder that exercises appraisal rights;

•	a stockholder that holds Stone Energy common stock as part of a hedge, appreciated financial position, straddle, conversion, or other integrated investment or risk reduction transaction;

•	a stockholder whose functional currency is not the U.S. dollar;

•	a stockholder that beneficially owns 5% or more of Stone Energy common stock;

•	a stockholder that holds Stone Energy common stock in a tax-deferred account, such as an individual retirement account or a plan qualifying under Section 401(k) of the Code; or

•	a stockholder that acquired Stone Energy common stock pursuant to the exercise of compensatory options or otherwise as compensation.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Stone Energy common stock that is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Stone Energy common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and its activities. A partner in a partnership holding Stone Energy common stock should consult its tax advisor regarding the tax consequences of the Merger.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER OR THE TRANSACTIONS. HOLDERS OF STONE ENERGY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, THE TRANSACTIONS, AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Exchange of Stone Energy Common Stock for New Talos Common Stock

As described in the Transaction Agreement, it is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, together with the Talos Contribution and the Sponsor Debt Exchange, as part of an exchange under Section 351 of the Code, which we refer to as the Intended Tax Treatment. However, the completion of the Merger and the Transactions is not conditioned on the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualifying for the Intended Tax Treatment or upon the receipt of an opinion of counsel to that effect. In addition, neither Stone Energy nor Talos Energy intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the Merger, the Talos Contribution, and the Sponsor Debt Exchange will qualify for the Intended Tax Treatment. Further, even if Stone Energy and Talos Energy conclude that the Merger, the Talos Contribution, and the Sponsor Debt Exchange qualify for the Intended Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

If the Merger, the Talos Contribution, and the Sponsor Debt Exchange fail to qualify for the Intended Tax Treatment, then a U.S. holder generally would recognize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of the shares of New Talos common stock received in the Merger and (ii) such holder’s basis in the shares of Stone Energy common stock surrendered. Gain or loss must be calculated separately for each block of Stone Energy common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Stone Energy common stock exceeds one year as of the closing date of the Merger. Long-term capital gains recognized by a non-corporate U.S. holder currently are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period in shares of New Talos common stock received in the Merger would begin on the day following the Merger. U.S. holders that acquired different blocks of Stone Energy common stock at different times or different prices should consult their tax advisor regarding the manner in which gain or loss should be determined in their specific circumstances.

Based on the Transaction Documents and certain representations we provided to Akin Gump, it is their opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and as a result, a U.S. holder of Stone Energy common stock that receives shares of New Talos common stock in the Merger:

•	will not recognize any gain or loss upon the exchange of shares of Stone Energy common stock for shares of New Talos common stock in the Merger;

•	will have an aggregate tax basis in New Talos common stock received in the Merger equal to the aggregate tax basis of Stone Energy common stock surrendered in exchange therefor; and

•	will have a holding period for shares of New Talos common stock received in the Merger that includes its holding period for its shares of Stone Energy common stock surrendered in exchange therefor.

ADDITIONAL INTERESTS OF STONE ENERGY’S DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTIONS

In considering the recommendation of the Stone Energy Board with respect to the Transactions, you should be aware that the executive officers and directors of Stone Energy have certain interests in the Transactions that may be different from, or in addition to, the interests of the Stone Energy stockholders generally. These interests may present such directors and officers with actual or potential conflicts of interest and these interests, to the extent material, are described below.

The Stone Energy Board was aware of the interests described in this section and considered them, among other matters, in approving the Transaction Agreement and making its recommendation that the Stone Energy stockholders approve and adopt the Transaction Agreement. See “The Transactions—Stone Energy’s Reasons for the Transactions; Recommendation of the Stone Energy Board” beginning on page 95 of this consent solicitation statement/prospectus.

These interests include the following:

Leadership of New Talos

Upon Closing, the New Talos Board will consist of ten directors, four of whom will be designated by, and are currently directors of, Stone Energy (Neal P. Goldman, John “Brad” Juneau, James M. Trimble, and Charles M. Sledge). The successor Stone Energy directors will be chosen by the Governance & Nominating Committee of the New Talos Board. Each of the Apollo Funds and the Riverstone Funds only have the right to designate two directors to the New Talos Board while they own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds or the Riverstone Funds at Closing. The New Talos Audit Committee will consist solely of Company Independent Directors, the New Talos Compensation Committee will consist of at least one Stone Energy director, and the New Talos Governance & Nominating Committee will consist of at least two Company Independent Directors. The Apollo Funds and the Riverstone Funds and their respective affiliates are required to vote (i) for the same Stone Energy directors that the other New Talos stockholders vote for or (ii) for the Stone Energy directors recommended by the Governance & Nominating Committee. For a more detailed discussion of the New Talos Board post-Closing, see “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Indemnification and Insurance

The Transaction Agreement provides for the indemnification of the current and former directors, officers, and employees of Talos Energy and Talos Production and of Stone Energy and its subsidiaries for a period of not less than six years after Closing, with such indemnification obligations being guaranteed by New Talos. The Transaction Agreement also contains certain obligations related to the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to Closing for persons who are currently covered under Stone Energy’s existing policies. These interests are described in detail in “The Transaction Agreement—Director and Officer Indemnification and Insurance” beginning on page 147 of this consent solicitation statement/prospectus.

Equity Incentive Awards

Directors

The restricted stock units held by the directors of Stone Energy that are outstanding immediately prior to the Merger will vest upon the effective time of the Merger and be settled in a share of New Talos common stock for each share of Stone Energy common stock subject to such award pursuant to the terms of the restricted stock unit awards.

For illustrative purposes, the table below sets forth the estimated values of the accelerated vesting of the directors’ restricted stock units if Closing had occurred on March 28, 2018. The values assume (i) that the directors’ restricted stock units are settled 100% in shares of common stock and (ii) a price per share of Stone Energy common stock of $29.07, which equals the average closing price of a share of Stone Energy common stock over the first five business days following the first public announcement of the Transactions.

Director	Restricted Stock Unit Acceleration
Neal P. Goldman	$380,294
John “Brad” Juneau	$285,206
David Rainey	$285,206
Charles M. Sledge	$285,206
James M. Trimble	$285,206
David N. Weinstein	$285,206

Executive Officers

Other than James M. Trimble, who was granted restricted stock units as part of his compensation as a non-employee director of Stone Energy prior to being elected Interim Chief Executive Officer and President, the executive officers of Stone Energy do not hold any unvested equity-based incentive awards.

Severance Arrangements

Each of Stone Energy’s current executive officers, other than Mr. Trimble, participates in the Stone Energy Corporation Executive Severance Plan (as amended, the “Severance Plan”). The Severance Plan is intended to provide financial security to Stone Energy’s employees upon certain terminations of employment with Stone Energy.

Under the Severance Plan, each executive officer, other than Mr. Trimble, whose employment is terminated by Stone Energy without “cause” or by the executive officer for “good reason” (see below for the definitions of “cause” and “good reason”) is entitled to the payments and benefits described below, subject to the executive officer’s timely execution, delivery, and non-revocation of a release of claims.

•	Cash Severance. A lump sum cash severance payment in an aggregate amount equal to 1.5 times the annual base salary for Messrs. Beer and Seilhan and Ms. Jaubert or 1 times the annual base salary for Mr. Messonnier and Ms. Ziegler.

•	Prorated Bonus. A lump sum cash severance payment equal to 100% of the executive officer’s annual bonus opportunity, at target, for the calendar year in which the termination occurs, prorated by the number of days that have elapsed from January 1 of that calendar year through the date of termination; provided that if such termination occurs during the 12-month period immediately following Closing, the target bonus will be deemed to be no less than the executive officer’s target bonus for the 2017 calendar year.

•	Other Termination Benefits. The following additional benefits:

•	continuation of health insurance benefits for the executive officer and, where applicable, the executive officer’s eligible dependents, for six months following such termination of employment at a cost to the executive officer that is equal to the cost for an active employee for similar coverage;

•	accelerated vesting as specified in any long-term incentive award agreement between the executive officer and Stone Energy for such a termination;

•	reasonable outplacement services up to 5% of the annual base salary of the executive officer; and

•	without regard to the release requirement, any unpaid portion of the executive officer’s earned annual base salary as of the date of the termination.

Under the Severance Plan, “cause” and “good reason” are defined as follows:

•	“Cause” generally means any termination of the executive officer’s employment by reason of the executive officer’s: (i) willful and continued failure to substantially perform his or her duties (other than any such failure resulting from the executive officer’s incapacity due to physical or mental illness) after written notice of such failure had been given to the executive officer specifying in detail such failure and the executive officer had a reasonable period (not to exceed 30 days) to correct such failure, (ii) a conviction (or plea of nolo contendere) for any felony or any other crime which involves moral turpitude, (iii) the gross negligence or willful misconduct by the executive officer in the performance of his or her duties, provided that no act or failure to act will be considered “gross negligence” or “willful misconduct” if the executive officer acted or omitted to act in good faith and in the reasonable belief that such act or failure to act was in the best interests of Stone Energy or its affiliates, (iv) a breach or violation of any material provision of a material policy of Stone Energy or its affiliates that is reasonably likely to result in material harm to Stone Energy or its affiliates, which, if capable of being remedied, remains unremedied for more than ten days after written notice was given to the executive officer, or (v) theft, fraud, embezzlement, misappropriation, or material acts of dishonesty against Stone Energy or its affiliates.

•	“Good reason” for termination by the executive officer of his or her employment generally means the occurrence of any one of the following acts without the executive officer’s express written consent: (i) a material reduction in the executive officer’s annual base salary, (ii) a material diminution in the authority, duties, or responsibilities of the executive officer, provided that a change resulting from Stone Energy no longer being a public company is not considered good reason, or (iii) a requirement that the executive officer transfer to a work location that is more than 50 miles from the executive officer’s principal work location and the transfer materially increases the executive officer’s commute.

If any payment, distribution, or benefit pursuant to the terms of the Severance Plan, when aggregated with any other payment, distribution, or benefit outside of the Severance Plan, would be subject to the excise tax imposed by Section 4999 of the Code, or any interest of penalties with respect to such excise tax, then, under the terms of the Severance Plan, any such payment, distribution, or benefit would be reduced to the extent such reduction would result in a greater net after-tax amount being retained by the executive officer.

Term Sheet with Mr. Trimble

On April 28, 2017, Stone Energy entered into a term sheet with Mr. Trimble pursuant to which Mr. Trimble is eligible to receive an annual bonus for 2017 with a target equal to 120% of his annual base salary (the “Target Bonus”) contingent upon the achievement of qualitative and quantitative performance goals approved by the Stone Energy Board. In the event of a Corporate Change (as defined in the Stone Energy Corporation 2017 Long-Term Incentive Plan) or if Mr. Trimble’s employment is terminated by Stone Energy without “cause” or by Mr. Trimble for “good reason” (each as defined under the Severance Plan), Mr. Trimble is entitled to receive a prorated Target Bonus for the period between April 28, 2017 and December 31, 2017, which payment will be made in a lump sum, subject to his execution, delivery, and irrevocability of a release of claims. On March 6, 2018, Stone Energy and Mr. Trimble entered into an amendment to the term sheet. Pursuant to the amendment, in the event of a change in control event or the termination of Mr. Trimble’s employment by Stone Energy without “cause” or by Mr. Trimble for “good reason” (each as defined under the Severance Plan), in each case, occurring prior to December 31, 2018, Mr. Trimble will be paid his Target Bonus prorated for the period from January 1, 2018 through the date of such event, which payment will be made in a lump sum in 2018, subject to his execution, delivery, and irrevocability of a release of claims.

Retention Awards

On July 25, 2017, the Stone Energy Board approved retention awards for the executive officers, other than Mr. Trimble, equal to one-half of the executive officer’s base salary to be paid in a lump sum cash payment within 30 days of the earliest to occur of (i) the first anniversary of the effective date (June 1, 2017) of the retention award agreement subject to the executive officer remaining employed by Stone Energy or its subsidiary on such date, (ii) a “change in control” of Stone Energy or (iii) a termination of the executive officer’s employment (a) due to death, (b) by Stone Energy without “cause” (including due to disability) or (c) by the executive officer for “good reason.”

“Change in control” for purposes of the retention award agreements means the occurrence of a reorganization, merger, share exchange, share purchase, consolidation or similar transaction involving Stone Energy or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of Stone Energy, or the acquisition of assets or stock of another entity by Stone Energy or any of its subsidiaries (each, a “Business Combination”), in each case unless, immediately following such Business Combination, all or substantially all of the individuals and entities that were the beneficial owners of the outstanding equity securities of Stone Energy immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of equity securities (or, for a non-corporate entity, equivalent securities) of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns Stone Energy or all or substantially all of Stone Energy’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination.

Transaction Bonuses

On November 21, 2017, the Stone Energy Board approved transaction bonuses and the form of Stone Energy Corporation Transaction Bonus Agreement (the “Transaction Bonus Agreement”) and authorized Stone Energy to enter into Transaction Bonus Agreements with the executive officers, other than Mr. Trimble. The Transaction Bonus Agreements provide for the payment of a transaction bonus to each of Messrs. Beer, Seilhan, and Messonnier and Mss. Jaubert and Ziegler equal to $300,000, $375,000, $120,000, $202,500, and $120,000, respectively, payable in a lump sum cash payment within 30 days of a “change in control” of Stone Energy if the executive officer remains employed by Stone Energy through the date of the “change in control” or is terminated prior to the change in control (i) due to death, (ii) by Stone Energy without “cause” (including due to disability), or (iii) by the executive officer for “good reason.”

The definition of “change in control” in the Transaction Bonus Agreements is substantially the same as the definition of “change in control” for purposes of the retention award agreements. The Transaction Bonus Agreements also provide that the determination as to whether a “change in control” has occurred will be determined in accordance with the requirements of Code Section 409A and is intended to constitute a “change in control event” within the meaning of Code Section 409A.

Arrangements with New Talos

Since the announcement of the Transactions, Talos Energy has had discussions with certain executive officers of Stone Energy regarding potential retention arrangements following Closing. However, no such arrangements or agreements have been entered into as of the date of this consent solicitation statement/prospectus.

Golden Parachute Compensation

The table below sets forth for five of Stone Energy’s named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the Transactions and that will or may become payable to the named executive officer either immediately on a “single trigger” basis at Closing or on a “double trigger”

basis upon a qualifying termination of employment following Closing. Two of Stone Energy’s named executive officers, David H. Welch, the former Chairman of the Board, President, and Chief Executive Officer of Stone Energy, and Richard L. Toothman, Jr., the former Senior Vice President—Appalachia of Stone Energy, are not included in the table below because they will not receive any type of Transaction-Related Compensation.

The Stone Energy stockholders are being asked to approve the Transaction-Related Compensation on a non-binding, advisory basis (see “Transaction-Related Compensation” beginning on page 130 of this consent solicitation statement/prospectus). Because the consent to approve the Transaction-Related Compensation is advisory only, it will not be binding on either Stone Energy or New Talos. Accordingly, if the Transaction Agreement is adopted by the Stone Energy stockholders and the Transactions are completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the table and above under “Additional Interests of Stone Energy’s Directors and Executive Officers in the Transactions.”

The estimates in the table were calculated assuming that (i) Closing is effective on March 28, 2018, (ii) each executive officer continues to be employed by Stone Energy until Closing, and (iii) the employment of each executive officer is terminated immediately after Closing by Stone Energy without “cause” or by the executive officer for “good reason.”

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
James M. Trimble,	$183,780	$285,206	$—	$—	$468,986
Interim Chief Executive Officer and President
Kenneth H. Beer,	$659,534	$—	$27,008	$490,000	$1,176,542
Executive Vice President and Chief Financial Officer
Keith A. Seilhan,	$694,246	$—	$31,060	$575,000	$1,300,306
Chief Operating Officer
Lisa S. Jaubert,	$650,856	$—	$26,758	$390,000	$1,067,614
Senior Vice President, General Counsel and Corporate Secretary
Thomas L. Messonnier,	$364,506	$—	$25,810	$267,500	$657,816
Vice President—Exploration and Business Development

(1)	For Mr. Trimble, represents a lump sum cash payment equal to 100% of his target bonus, prorated by the 86 days that have elapsed from January 1, 2018 through March 28, 2018, as provided in Mr. Trimble’s amended term sheet. For Mr. Beer, Mr. Seilhan, Ms. Jaubert, and Mr. Messonnier, represents the following payments under the Severance Plan: (i) a lump sum cash payment equal to 1.5 times annual base salary for Mr. Beer, Mr. Seilhan, and Ms. Jaubert in the amount of $570,000, $600,000 and $562,500, respectively, and 1.0 times annual base salary for Mr. Messonnier in the amount of $295,000 and (ii) a lump sum cash payment equal to 100% of the executive officer’s annual bonus opportunity at target for the 2017 calendar year prorated by the 86 days that have elapsed from January 1, 2018 through March 28, 2018, in the amount of $89,534 for Mr. Beer, $94,246 for Mr. Seilhan, $88,356 for Ms. Jaubert, and $69,506 for Mr. Messonnier. Although annual bonus opportunities for 2018 have not been established for the executive officers, the Severance Plan provides that the target bonus will be deemed to be no less than the executive officer’s target bonus for the 2017 calendar year if termination occurs during the 12-month period immediately following Closing. The payments under the Severance Plan are “double trigger” payments and are only payable to the executive officers if the employment of the executive officer is terminated by Stone Energy without “cause” or by the executive officer for “good reason.”
(2)

Represents the value of 9,811 restricted stock units held by Mr. Trimble as determined by multiplying the number of restricted stock units by $29.07, which equals the average closing price per share of Stone Energy common stock over the first five business days following the first public announcement of the Transactions. The Transaction Agreement provides that the restricted stock units of Stone Energy that are outstanding immediately prior to the Merger will vest upon the effective time of the Merger and be settled in a share of New Talos common stock for each share of Stone Energy common stock subject to such award, which would be a “single trigger” vesting.
(3)	Represents estimates of the cost of the following benefits under the Severance Plan: (i) the continuation of health insurance benefits for the executive officers and, where applicable, the executive officers’ eligible dependents, for six months following termination of employment at a cost to the executive officer that is equal to the cost for an active employee for similar coverage in the amount of $8,008 for Mr. Beer, $11,060 for Mr. Seilhan, $8,008 for Ms. Jaubert, and $11,060 for Mr. Messonnier and (ii) outplacement services for the executive officers assuming the payment of the maximum amount of 5% of annual base salary in the amount of $19,000 for Mr. Beer, $20,000 for Mr. Seilhan, $18,750 for Ms. Jaubert, and $14,750 for Mr. Messonnier. The benefits under the Severance Plan are “double trigger” payments and are only payable to the executive officers if the employment of the executive officer is terminated by Stone Energy without “cause” or by the executive officer for “good reason.”
(4)	Represents (i) the payment of retention awards, which are “single trigger” payments, equal to one-half of the executive officer’s base salary to be paid in a lump sum cash payment within 30 days of a “change in control” of Stone Energy in the amount of $190,000 for Mr. Beer, $200,000 for Mr. Seilhan, $187,500 for Ms. Jaubert, and $147,500 for Mr. Messonnier and (ii) the payment of transaction bonuses, which are “single trigger” payments, in a lump sum cash payment within 30 days of a “change in control” of Stone Energy in the amount of $300,000 for Mr. Beer, $375,000 for Mr. Seilhan, $202,500 for Ms. Jaubert, and $120,000 for Mr. Messonnier.

TRANSACTION-RELATED COMPENSATION

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Stone Energy is required to submit a proposal to the Stone Energy stockholders for a non-binding, advisory vote to approve the payment of certain compensation to Stone Energy’s named executive officers that is based on or otherwise relates to the Transactions. This proposal gives the Stone Energy stockholders the opportunity to consent, on a non-binding, advisory basis, to the compensation that the named executive officers will or may be entitled to receive from Stone Energy (or, following the Transactions, New Talos) that is based on or otherwise relates to the Transactions. This compensation is summarized in the table (including the footnotes to the table) under “—Golden Parachute Compensation” above.

The Stone Energy Board encourages you to review carefully the named executive officer transaction-related compensation information disclosed in this consent solicitation statement/prospectus.

The Stone Energy Board unanimously recommends that the Stone Energy stockholders approve the following resolution:

“RESOLVED, that the stockholders of Stone Energy hereby approve, on a non-binding, advisory basis, the compensation that will or may become payable to Stone Energy’s named executive officers that is based on or otherwise relates to the Transactions, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related footnotes and narrative disclosures.”

The written consent for the approval of the Transaction-Related Compensation is a consent separate and apart from the consent on the adoption of the Transaction Agreement. Accordingly, you may consent to the adoption of the Transaction Agreement but not consent to the approval of the Transaction-Related Compensation and vice versa. Because the consent for the Transaction-Related Compensation is advisory only, it will not be binding on either Stone Energy or New Talos. Therefore, if the Transaction Agreement is adopted and the Transactions are completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory consent of the Stone Energy stockholders.

The consent of a majority of the outstanding shares of Stone Energy common stock will be required to approve the Transaction-Related Compensation Proposal on a non-binding, advisory basis.

The Stone Energy Board unanimously recommends that you consent to the approval of the compensation that will or may become payable to Stone Energy’s named executive officers in connection with the Transactions.

THE TRANSACTION AGREEMENT

This section of the consent solicitation statement/prospectus describes the material provisions of the Transaction Agreement, but does not purport to describe all of the terms of the Transaction Agreement. The following summary may not contain all of the information about the Transaction Agreement that is important to you and is qualified in its entirety by reference to the complete text of the Transaction Agreement, which is attached as Annex A to this consent solicitation statement/prospectus and incorporated into this consent solicitation statement/prospectus by reference. New Talos urges you to read the full text of the Transaction Agreement because it is the legal document that governs the Transactions. The Transaction Agreement and this summary are not intended to provide you with any other factual information about New Talos, Stone Energy, or Talos Energy. In particular, the assertions embodied in the representations and warranties contained in the Transaction Agreement (and summarized below) were made by and to the parties thereto as of specific dates and are qualified by information in disclosure letters provided by the parties in connection with the signing of the Transaction Agreement. These disclosure letters contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Information concerning the subject matter of these representations or warranties may have changed since the date of the Transaction Agreement. New Talos and Stone Energy will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Transaction Agreement and will update such disclosure as required by federal securities laws. Other than as disclosed in this consent solicitation statement/prospectus and the documents incorporated herein by reference, as of the date of this consent solicitation statement/prospectus, neither New Talos nor Stone Energy is aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the Transaction Agreement. The representations and warranties in the Transaction Agreement and the description of them in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements, and filings Stone Energy publicly filed with the SEC. Such information can be found elsewhere in this consent solicitation statement/prospectus and in the public filings Stone Energy makes with the SEC, as described in “Where You Can Find Additional Information” beginning on page 278 of this consent solicitation statement/prospectus.

Structure of the Transactions

Pursuant to the Transaction Agreement, among other things, (i) Merger Sub will merge with and into Stone Energy, with Stone Energy surviving the Merger as a direct, wholly owned subsidiary of New Talos, (ii) each outstanding share of Stone Energy common stock will convert automatically into the right to receive the Merger Consideration, (iii) immediately following the Merger, the New Sailfish Contribution and the Conversion will occur, (iv) the Talos Contribution will occur, and (v) the Sponsor Debt Exchange will occur.

Immediately following Closing, Talos Energy stakeholders will hold 63% of the outstanding shares of the New Talos common stock and the Stone Energy stockholders immediately prior to Closing will hold 37% of the outstanding shares of the New Talos common stock.

Surrender and Payment; Lost Certificates

Surrender and Payment

The conversion of shares of Stone Energy common stock into the right to receive the Merger Consideration will occur automatically at the effective time of the Merger. As soon as reasonably practicable after the effective time of the Transactions, Computershare Shareowner Services LLC, as exchange agent (sometimes referred to herein as the “Exchange Agent”), will exchange certificates formerly representing shares of Stone Energy common stock or book entry shares for the Merger Consideration.

Promptly after the Closing Date, New Talos will send or will cause the Exchange Agent to send a letter of transmittal to each person who was a record owner of Stone Energy common stock at the effective time of the Merger and who has the right to receive the Merger Consideration. This mailing will contain instructions on how to surrender certificates formerly representing shares of Stone Energy common stock or book entry shares for the Merger Consideration.

Until each certificate or book entry share of Stone Energy common stock is surrendered, such certificate or book entry share will be deemed at any time after the effective time of the Merger to represent only the right to receive the Merger Consideration upon such surrender of such certificate or book entry share and any distributions to which the holders thereof are entitled pursuant to the Transaction Agreement, without interest thereon.

Holders of stock certificates representing Stone Energy common stock should not send in their Stone Energy stock certificates until they receive a letter of transmittal with instructions for the surrender of Stone Energy stock certificates.

No Further Ownership Rights in Stone Energy common stock; Transfer Books

After the effective time of the Merger, there will be no registrations of transfers of any shares of Stone Energy common stock. Certificates or book entry shares of Stone Energy common stock presented to New Talos or the Exchange Agent after the effective time of the Merger will be canceled and exchanged for the Merger Consideration payable in respect of such certificates or book entry shares, and any distributions to which the holders thereof are entitled pursuant to the Transaction Agreement, without interest thereon.

Termination of Exchange Fund

Any portion of the Merger Consideration, payable pursuant to the Transaction Agreement and made available to the Exchange Agent, that remains unclaimed by holders of Stone Energy common stock for 12 months after the Closing Date will be returned to New Talos upon demand. Thereafter, a holder of Stone Energy common stock must look only to New Talos for payment of the Merger Consideration to which the holder is entitled under the terms of the Transaction Agreement and any dividends and distributions with respect to the Merger Consideration, without any interest thereon. Any amounts remaining unclaimed by holders of Stone Energy common stock six years after the Closing Date (or, if applicable, that earlier date, immediately prior to the date upon which payment of such amounts would otherwise escheat to or become the property of any governmental authority) will become the property of New Talos free and clear of all claims or interests of any person previously entitled thereto.

Lost Stock Certificates

If a certificate formerly representing shares of Stone Energy common stock has been lost, stolen, or destroyed, the Exchange Agent will issue the Merger Consideration properly payable under the Transaction Agreement upon receipt of an affidavit as to that loss, theft, or destruction, and, if required by New Talos, the posting of a bond in such reasonable amount as New Talos will direct as indemnity.

Treatment of Stone Energy Equity Incentive Awards

Awards granted under Stone Energy’s equity incentive plans prior to the date of the Transaction Agreement, including the restricted stock units held by the directors of Stone Energy, that are outstanding immediately prior to the Merger will vest upon the effective time of the Merger and be settled in a share of New Talos common stock for each share of Stone Energy common stock subject to such award, subject to any tax withholding obligations.

Treatment of Stone Energy Warrants

In accordance with the terms of the warrant agreement, each unexercised Stone Energy warrant outstanding immediately prior to the Merger will be assumed by New Talos and will continue to be subject to the same terms and conditions as immediately prior to the effective time of the Merger except that the warrants will be exercisable for the Merger Consideration, which the Stone Energy common stock issuable upon exercise of such Stone Energy warrants immediately prior to the effective time of the Merger would have been entitled to receive upon consummation of the Merger.

Representations and Warranties

The Transaction Agreement contains generally customary representations and warranties made by the Talos Signing Parties, on the one hand, and Stone Energy, New Talos, and Merger Sub on the other hand, regarding aspects of their respective businesses, financial condition, and structure, as well as other facts pertinent to the Transactions. These representations and warranties are subject to materiality, knowledge, and other similar qualifications in many respects and expire at the effective time of the Transactions. These representations and warranties have been made solely for the benefit of the other parties to the Transaction Agreement. Each of Stone Energy, New Talos, and Merger Sub, on the one hand, and the Talos Signing Parties, on the other hand, has made representations and warranties to the other in the Transaction Agreement with respect to the following subject matters:

•	organization, good standing and qualification to conduct business;

•	capitalization and indebtedness;

•	power and authorization to enter into and carry out the obligations under the Transaction Agreement and absence of any conflict or violation of organizational documents, third-party agreements, or laws or regulations as a result of entering into and consummating the obligations under the Transaction Agreement;

•	financial statements;

•	accuracy of the information supplied for inclusion in this consent solicitation statement/prospectus;

•	absence of material adverse effect or any damage, destruction or other casualty loss material to a party’s business in each case since December 31, 2016;

•	absence of litigation or outstanding judgments or orders;

•	absence of undisclosed liabilities;

•	permits and compliance with applicable law;

•	brokers’ fees;

•	employee benefit plans;

•	labor matters;

•	tax matters;

•	intellectual property;

•	real property matters;

•	surface and seabed rights;

•	oil and gas matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	derivative transactions;

•	related party transactions;

•	no requirement to register as an investment company;

•	certain regulatory matters and compliance with anti-corruption and money laundering laws; and

•	absence of additional representations.

Stone Energy, New Talos and Merger Sub have made additional representations and warranties to the Talos Signing Parties in the Transaction Agreement with respect to the following subject matters:

•	subsidiaries;

•	SEC filings, internal controls and disclosure controls and procedures;

•	opinion of Petrie Partners Securities, LLC; and

•	corporate governance.

The Talos Signing Parties have made additional representations and warranties to Stone Energy in the Transaction Agreement with respect to debt commitments.

Conditions to Closing

The completion of the Transactions is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the Transactions is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	adoption by the Stone Energy stockholders of the Transaction Agreement;

•	the waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act will have expired or been terminated and approval by the Mexican Comisión Federal de Competencia Económica, as applicable, will have been obtained;

•	the absence of any law, injunction, ruling, judgment, order or decree of any governmental entity which temporarily or permanently prohibits or enjoins the consummation of the Transactions;

•	the consents, approvals and authorizations of any governmental entity set forth in the Stone Energy and Talos Signing Parties’ disclosure letters will have been obtained;

•	the effectiveness of the registration statement on Form S-4, of which this consent solicitation statement/prospectus constitutes a part, and the absence of any stop order suspending the effectiveness of the registration statement on Form S-4 or proceedings for such purpose pending before or threatened by the SEC;

•	shares of New Talos common stock issuable in the Transactions will have been approved for listing on NYSE, subject to official notice of issuance;

•	the conditions to the closings of the transactions contemplated by the Exchange Agreement will have been satisfied or waived and the parties will be ready, willing and able to close such transactions substantially contemporaneously with the other transactions to occur at Closing;

•	the consummation of the Tender Offer and Consent Solicitation for the 2022 Secured Notes and the effectiveness of the Supplemental Indenture;

•	the conditions to the closings of the transactions contemplated by the Support Agreement will have been satisfied or waived and the parties will be ready, willing and able to close such transactions substantially contemporaneously with the other transactions to occur at Closing; and

•	if, and to the extent applicable to the Transactions, the receipt by the Talos Signing Parties of any consents and waivers required with respect to certain Mexican granting instruments.

Additional Conditions to the Talos Signing Parties’ Obligations

The obligation of the Talos Signing Parties to complete the Transactions are also subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the accuracy of the representations and warranties of Stone Energy, Merger Sub and New Talos in the Transaction Agreement, subject to specified materiality standards provided in the Transaction Agreement;

•	the performance in all material respects by Stone Energy, New Talos and Merger Sub of their obligations contained in the Transaction Agreement required to be performed or complied with by them at or prior to the Closing Date;

•	the delivery by Stone Energy to Talos Energy of an officer’s certificate, dated the Closing Date, certifying to the effect that certain closing conditions have been satisfied; and

•	the nonoccurrence of any continuing fact, circumstance, occurrence, event, development, change, effect or condition which, individually or in the aggregate, has had or would reasonably be expected to have a Sailfish Material Adverse Effect (as such term is defined in the Transaction Agreement).

Additional Conditions to Stone Energy, New Talos and Merger Sub’s Obligations

The obligation of Stone Energy, New Talos and Merger Sub to complete the Transactions are also subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	the accuracy of the representations and warranties of the Talos Signing Parties in the Transaction Agreement, subject to specified materiality standards provided in the Transaction Agreement;

•	the performance in all material respects by the Talos Signing Parties of their obligations contained in the Transaction Agreement required to be performed or complied with by them at or prior to the Closing Date;

•	the delivery by the Talos Signing Parties to Stone Energy of an officer’s certificate, dated the Closing Date, certifying to the effect that certain closing conditions have been satisfied;

•	the nonoccurrence of any continuing fact, circumstance, occurrence, event, development, change, effect or condition which, individually or in the aggregate, has had or would reasonably be expected to have a Green Material Adverse Effect (as such term is defined in the Transaction Agreement); and

•	the termination at or prior to the Closing Date of the Green Related Party Transactions (as such term is defined in the Transaction Agreement), which includes the services agreements and transaction fee agreements between Talos Energy and certain Apollo Funds and Riverstone Funds, without the payment of, or the obligation to pay, any amounts in connection therewith by any Talos Entity and the delivery of evidence of such terminations will have been delivered to Stone Energy.

Operations of Stone Energy and the Talos Entities Pre-Closing

Conduct of Stone Energy’s Business

Unless Talos Energy otherwise consents (which consent may not be unreasonably withheld, delayed or conditioned) in writing or except as expressly required or permitted pursuant to the Transaction Agreement or required by applicable law and except as previously disclosed to Talos Energy in Stone Energy’s confidential disclosure letter, Stone Energy has agreed that:

•	during the period from the date of the Transaction Agreement until either the effective time of the Merger or the termination of the Transaction Agreement, Stone Energy will, and will cause each of its subsidiaries to (i) conduct its businesses in the ordinary course consistent with past practices, and will use reasonable best efforts to preserve intact its business organization, retain Stone Energy’s officers and key employees and preserve its relationships with governmental entities, employees and its key customers and suppliers, (ii) comply, in all material respects, with all applicable law and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of their oil and gas properties; and

•	during the period from the date of the Transaction Agreement until either the effective time of the Transactions or the termination of the Transaction Agreement, Stone Energy will not, and will cause its subsidiaries not to:

•	(A) declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distribution (in cash, stock or other equity, property or a combination thereof) in respect of any outstanding capital stock of, or other equity interests in, Stone Energy or its subsidiaries except for dividends and distributions by a direct or indirect wholly owned subsidiary of Stone Energy to Stone Energy or a direct or indirect wholly owned subsidiary of Stone Energy; (B) split, combine or reclassify any capital stock of, or other equity interests in, Stone Energy or any of its subsidiaries; or (C) reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, or offer to reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, directly or indirectly, any capital stock of, or other equity interests in, Stone Energy, except as required by the terms of any existing capital stock or equity interest of a Stone Energy subsidiary or as required by any existing Stone Energy benefit plan, in each case, as such terms, plans or agreements are in effect as of the date of the Transaction Agreement;

•	transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, or authorize or propose to transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Stone Energy or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Stone Energy common stock upon the expiration of any restrictions on any restricted stock or the vesting of any restricted stock units, in each case that are outstanding on the date of the Transaction Agreement and granted under a Stone Energy stock plan in accordance with the applicable terms thereof, (B) issuances by a wholly owned subsidiary of Stone Energy of such subsidiary’s capital stock or other equity interests to Stone Energy or any other wholly owned subsidiary of Stone Energy and (C) withholding of Stone Energy common stock to satisfy any tax withholding obligations with respect to awards granted pursuant to a Stone Energy stock plan that are outstanding on the date of the Transaction Agreement in accordance with the applicable terms thereof;

•	amend or propose to amend the organizational documents of Stone Energy or any of its subsidiaries;

•

(A) merge, consolidate, combine or amalgamate with any person other than another wholly owned subsidiary of Stone Energy, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of Stone Energy or any of its subsidiaries in effect on the date of the Transaction Agreement and disclosed to Talos Energy in Stone Energy’s confidential disclosure letter and (2) acquisitions for which the consideration (including all potentially payable “earn-out” condition or any other obligation to potentially pay consideration in the future) is no more than $10 million individually and $15 million in the aggregate or (C) make any loans, advances or capital contributions to, or investments in, any person (other than Stone Energy or any of its wholly owned subsidiaries), except for (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices, and (2) capital contributions to, or investments in, any person not in excess of $10 million individually or $15 million in the aggregate;

•	dispose of, or agree to dispose of, any of its assets or properties, other than (A) by an agreement of Stone Energy or any of its subsidiaries in effect on the date of the Transaction Agreement and disclosed to Talos Energy in Stone Energy’s confidential disclosure letter, (B) sales, leases or dispositions (1) for which the consideration is $5 million or less or (2) of obsolete equipment made in the ordinary course of business that are not material to the business of Stone Energy and its subsidiaries or (C) sales of hydrocarbons in the ordinary course of business consistent with past practices;

•	adopt, consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Stone Energy or any of its subsidiaries;

•	change in any material respect its accounting principles, practices or methods (or underlying assumptions) or annual accounting period, except as required by GAAP or any governmental entity or applicable law;

•	except as otherwise done pursuant to an acquisition permitted by the fourth bullet above, (A) make or rescind any material election relating to taxes (including any election for any joint venture, partnership, limited liability company or other investment where Stone Energy has the authority to make such binding election, but excluding any election that must be made periodically and consistent with past practice), (B) settle or compromise any material proceeding relating to taxes, except where the amount of the settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Stone Energy financial statements or $5 million, or (C) change in any material respects any of its methods of reporting income or deductions for income tax purposes from those employed in the preparation of its income tax returns that have been filed for prior taxable years;

•

except as required by applicable law, the existing terms of any Stone Energy benefit plan in effect on the date of the Transaction Agreement and made available to Talos Energy prior to the date of the Transaction Agreement, or as expressly provided for therein (A) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any current or former directors, officers or employees of Stone Energy or its Subsidiaries, except for increases in the compensation or benefits of such employees made in the ordinary course of business consistent with past practice who are not officers or directors of Stone Energy or its subsidiaries and whose annual cash compensation would not exceed $250,000 after giving effect to any such increase; (B) pay or agree to pay to any director, officer or employee of Stone Energy, whether past or present, any pension, retirement allowance or other employee benefit; (C) enter into any new, or materially amend or terminate any existing, employment, retention, change in control or severance or termination agreement with any director, officer or employee; (D) establish, adopt or become obligated under any collective bargaining agreement or any employee benefit plan that was not in existence prior to the date of the Transaction Agreement, or amend or terminate any such plan or arrangement in existence on the date of the Transaction Agreement; (E) fund (or agree to fund) any compensation or benefits under any Stone Energy benefit plan, including through a “rabbi” or similar trust; (F) hire any new employee or independent contractor with an annualized salary or fee of $250,000 or more or terminate the employment or service relationship of any employee or independent contractor with an annualized salary or fee of $250,000 or more or terminate the employment or service relationship of any employee or independent contractor with an annualized salary or fee of $250,000 or more, other than for cause; or (G) take any action to accelerate the vesting or payment of compensation or benefits under a Stone Energy benefit plan or otherwise;

•	incur, create or assume any indebtedness or guarantee any indebtedness of another person or create any encumbrances on any property or assets of Stone Energy or any of its subsidiaries in connection with any indebtedness thereof, other than permitted encumbrances; provided, however, that the foregoing will not restrict the (A) incurrence of indebtedness (1) in the ordinary course under existing credit facilities, subject to the limitations set forth in Stone Energy’s confidential disclosure letter, or (2) by Stone Energy that is owed to any wholly owned subsidiary of Stone Energy or by any subsidiary of Stone Energy that is owed to Stone Energy or a wholly owned subsidiary of Stone Energy, or (B) the creation of any encumbrances securing any indebtedness permitted to be incurred by clause (A) above;

•	(A)(i) enter into any contract described by clause (xxi) or (xxii) of the defined term “Sailfish Contract” (as such term is defined in the Transaction Agreement) or (ii) other than in the ordinary course of business consistent with past practice enter into any contract that would constitute a Sailfish Contract (other than a contract described by clause (xxi) or (xxii) of the defined term “Sailfish Contract,” which are the subject of clause (i)) if in effect on the date of the Transaction Agreement, or (B) modify, amend, terminate or assign, waive or assign any material right or benefit under or consent to the termination of, any Sailfish Contract;

•	waive, release, discharge, pay, compromise, settle or offer or propose to settle, any proceeding, or agree to the entry of any order or ruling, involving the payment of monetary damages by Stone Energy or any of its subsidiaries of any amount exceeding $1 million in the aggregate, including associated costs or revenue reductions; provided, however, that neither Stone Energy nor any of its subsidiaries will settle or compromise any proceeding, or agree to the entry of any order or ruling, if the settlement, compromise, order or ruling (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by Stone Energy or any of its subsidiaries or (C) has a restrictive impact on the business of Stone Energy or any of its subsidiaries in any material respect;

•	(A) authorize or make capital expenditures that are in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in Stone Energy’s capital expenditure budget for the period indicated in the Stone Energy budget, except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or that are made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise or (B) authorize or commit to make capital expenditures that are not contemplated in the Stone Energy budget that will individually require expenditures of greater than $10 million;

•	fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as are maintained by it on the date of the Transaction Agreement;

•	take any action that would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

•	enter into or amend any related party transaction;

•	adopt any shareholder rights plan;

•	enter into a new line of business;

•	fail to use reasonable best efforts to maintain all bonds, letters of credit, and other similar credit support instruments with or for the benefit of a governmental entity or other third person with respect to its oil and gas properties;

•	implement any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act or any similar applicable law; or

•	agree or commit to take any of the foregoing actions.

Conduct of the Talos Entities’ Business

Unless Stone Energy otherwise consents (which consent may not be unreasonably withheld, delayed or conditioned) in writing or except as expressly required or permitted by the Transaction Agreement, as necessary to effect or incidental to the Talos Reorganization, or required by applicable law and except as previously disclosed to Stone Energy in the confidential disclosure letter of the Talos Signing Parties, the Talos Signing Parties have agreed that:

•	during the period from the date of the Transaction Agreement until either the effective time of the Merger or the termination of the Transaction Agreement, the Talos Signing Parties shall, and shall cause each other Talos Entity to (i) conduct their businesses in the ordinary course consistent with past practices, and will use their reasonable best efforts to preserve intact its business organization, retain each Talos Entity’s current officers and key employees, and preserve their relationships with governmental entities, employees and its key customers and suppliers, (ii) comply, in all material respects, with all applicable law and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of its oil and gas properties; and

•	during the period from the date of the Transaction Agreement until either the effective time of the Transactions or the termination of the Transaction Agreement, each Talos Signing Party will not and will cause the other Talos Entities not to:

•	(A) declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distribution (in cash, stock or other equity, property or a combination thereof) in respect of any outstanding capital stock of, or other equity interests in, any Talos Entity except for dividends and distributions by a direct or indirect wholly owned subsidiary of Talos Energy to Talos Energy or another direct or indirect wholly owned subsidiary of Talos Energy; (B) split, combine or reclassify any capital stock of, or other equity interests in, any Talos Entity; or (C) reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, or offer to reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, directly or indirectly, any capital stock of, or other equity interests in, any Talos Entity, except as required by the terms of any existing equity interests of any subsidiary of Talos Energy, as such terms are in effect as of the date of the Transaction Agreement;

•	transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, or authorize or propose to transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, any equity interests in, any Talos Entity or any securities convertible into, or any rights, warrants or options to acquire, any such equity interests, other than: issuances by a wholly owned subsidiary of Talos Energy of such Talos Energy subsidiary’s equity interests to Talos Energy or any other wholly owned Talos subsidiary;

•	amend or propose to amend the organizational documents of any Talos Entity;

•

(A) merge, consolidate, combine or amalgamate with any person other than another wholly owned subsidiary of Talos Energy, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interests in or the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of any Talos Entity in effect on the date of the Transaction Agreement and disclosed to Stone Energy in Talos’s confidential disclosure letter and (2) acquisitions for which the consideration (including all potentially payable “earn-out” condition or any other obligation to potentially pay consideration in the future) is no more than $10 million individually and $15 million in the aggregate or (C) make any loans, advances or capital contributions to, or investments in, any person (other than any Talos Entity), except for (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices, and (2) capital contributions to, or investments in, any person not in excess of $10 million individually or $15 million in the aggregate;

•	sell, assign, license, transfer, abandon, lease or otherwise dispose of, or agree to sell, assign, license, transfer, abandon, lease or otherwise dispose of, any of its assets or properties, other than (A) pursuant to an agreement of any Talos Entity in effect on the date of the Transaction Agreement and disclosed to Stone Energy in the Talos Signing Parties’ confidential disclosure letter, (B) sales, leases or dispositions (1) for which the consideration is $5 million or less or (2) of obsolete equipment made in the ordinary course of business and that are not material to the business of the Talos Entities or (C) sales of hydrocarbons in the ordinary course of business consistent with past practices;

•	adopt, consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of any Talos Entity;

•	change in any material respect its accounting principles, practices or methods (or underlying assumptions) or annual accounting period, except as required by GAAP or any governmental entity or applicable law;

•	except as otherwise done pursuant to an acquisition permitted by the fourth bullet above, (A) make or rescind any material election relating to taxes (including any election for any joint venture, partnership, limited liability company or other investment where Talos Energy has the authority to make such binding election, but excluding any election that must be made periodically and consistent with past practice), (B) settle or compromise any material proceeding relating to taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the financial statements of the Talos Signing Entities or $5 million , or (C) change in any material respects any of its methods of reporting income or deductions for income tax purposes from those employed in the preparation of its income tax returns that have been filed for prior taxable years;

•

except as required by applicable law or the existing terms of any benefit plan of any Talos Entity in effect on the date of the Transaction Agreement and made available to Stone Energy prior to the date of the Transaction Agreement, (A) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any current or former directors, officers or employees of any Talos Entity except for increases in the compensation or benefits of such employees made in the ordinary course of business consistent with past practice who are not officers or directors of the Talos Entities and whose annual cash compensation would not exceed $250,000 after giving effect to any such increase; (B) pay or agree to pay to any director, officer or employee of any Talos Entity, whether past or present, any pension, retirement allowance or other employee benefit; (C) enter into any new, or materially amend or terminate any existing, employment, retention, change in control or severance or termination agreement with any director, officer or employee; (D) establish, adopt or become obligated under any collective bargaining agreement or any employee benefit plan that was not in existence prior to the date of the Transaction Agreement, or amend or terminate any such plan or arrangement in existence on the date of the Transaction Agreement; (E) fund (or agree to fund) any compensation or benefits under any employee benefit plan, including through a “rabbi” or similar trust; (F) hire any new employee or independent contractor with an annualized salary or fee of $250,000 or more, or terminate the employment or service relationship of any employee or independent contractor with an annualized salary or fee of $250,000 or more, other than for cause; or (G) take any action to accelerate the vesting or payment of compensation or benefits under a benefit plan of any Talos Entity or otherwise;

•	incur, create or assume any indebtedness or guarantee any such indebtedness of another person or create any encumbrances on any property or assets of any Talos Entity in connection with any indebtedness thereof, other than permitted encumbrances; provided, however, that the foregoing shall not restrict the (a) incurrence of indebtedness (1) in the ordinary course under existing credit facilities, subject to the limitations set forth in the confidential disclosure letter of the Talos Signing Parties or (2) by Talos Energy that is owed to any wholly owned subsidiary of Talos Energy or by any subsidiary of Talos Energy that is owed to Talos Energy or a wholly owned subsidiary of Talos Energy, or (b) the creation of any encumbrances securing any indebtedness permitted to be incurred by clause (A) above;

•	(A)(i) enter into any contract that would be of a type described by clause (xvi) or (xvii) of the defined term “Green Contract” (as such term is defined in the Transaction Agreement) or (ii) other than in the ordinary course of business consistent with past practice enter into any contract that would constitute a Green Contract (other than a contract described by clause (xvi) or (xvii) of the defined term “Green Contract,” which are the subject of clause (i)) if in effect on the date of the Transaction Agreement, or (B) modify, amend, terminate or assign, waive or assign any material right or benefit under or consent to the termination of, any Green Contract;

•	waive, release, discharge, pay, compromise, settle or offer or propose to settle, any proceeding, or agree to the entry of any order or ruling, involving the payment of monetary damages by any Talos Entity of any amount exceeding $1 million in the aggregate, including costs or revenue reductions associated therewith; provided, however, that no Talos Entity shall settle or compromise any proceeding, or agree to the entry of any order or ruling, if the settlement, compromise, order or ruling (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by any Talos Entity or (C) has a restrictive impact on the business of any Talos Entity in any material respect;

•	(A) authorize or make capital expenditures that are in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in Talos Energy’s capital expenditure budget for the period indicated as set forth in the confidential disclosure letter of the Talos Signing Parties (the “Talos Budget”), except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise or (B) authorize or commit to make capital expenditures that are not contemplated in the Talos Budget that will individually require expenditures of greater than $10 million;

•	fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained on the date of the Transaction Agreement;

•	take any action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Transactions;

•	enter into or amend any related party transaction, or make any payment or incur any liability or obligation under any related party transaction;

•	enter into a new line of business;

•	fail to use reasonable best efforts to maintain all bonds, letters of credit, and other similar credit support instruments with or for the benefit of a governmental entity or other third person with respect to its oil and gas properties;

•	implement any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act or any similar applicable law; or

•	agree or commit to take any of the foregoing actions.

Government Approvals

Under the terms of the Transaction Agreement, each of the Talos Signing Parties and Stone Energy has agreed (and has agreed to cause its subsidiaries) to cooperate and use its reasonable best efforts to take or cause to be taken all actions that are necessary, proper or advisable to consummate and make effective the Merger and the other Transactions contemplated by the Transaction Agreement as promptly as practicable. No party, however, is required to pay any fee, penalty or other consideration for any consent or approval required for the consummation of the Transactions except for filing fees paid or payable to any governmental entity and each party has agreed not to pay any such fee, penalty or other consideration without the prior written consent of the other party.

Each party has agreed to prepare and file with the appropriate governmental entity all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary, proper or advisable in order to consummate the Transactions and to diligently and expeditiously prosecute, and cooperate fully with each other in the prosecution of, such matters promptly after the execution of the Transaction Agreement.

The parties have agreed to make, or cause to be made, any filings required under the HSR Act and any filings, voluntary or required, under the Mexican Law of Economic Competition no later than 15 business days following the date of the Transaction Agreement. Each of the Talos Signing Parties, Stone Energy and New Talos are required to cooperate fully with each other and furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable antitrust laws. Unless otherwise agreed, the Talos Signing Parties, Stone Energy and New Talos are each required to use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. The Talos Signing Parties, Stone Energy and New Talos are each required to respond to and comply with any request for information or documentary material from any governmental entity charged with enforcing, applying, administering, or investigating antitrust laws, including the FTC, the Antitrust Division of the DOJ, any attorney general of any state of the United States, the Mexico Federal Commission of Economic Competition, or any other competition authority of any jurisdiction.

In connection with the efforts referenced above, each of the Talos Signing Parties, Stone Energy and New Talos has agreed to:

•	use its reasonable best efforts to cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

•	promptly notify the other parties of any communication concerning the Transaction Agreement or any of the transactions contemplated thereby to that party from or with any governmental entity, or from any other person alleging that the consent of such person (or another person) is or may be required in connection with the Transactions, and consider in good faith the views of the other parties and keep the other parties reasonably informed of the status of matters related to the Transactions, including furnishing the other parties with any written notices or other communications received by such party or its affiliates from, or given by such party or its affiliates to, any governmental entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one party’s valuation of the other party may be redacted; and

•

permit the other parties to review a draft of any proposed communication to be submitted by it to any governmental entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any governmental entity or, in connection with any proceeding by a private party, with any other person, and, to the extent permitted by the applicable governmental entity or person, not agree to participate in any meeting or discussion with any governmental entity relating to any filings or investigations concerning the Transaction Agreement or any of the Transactions unless it consults with the other party and its representatives in advance and invites the other party’s representatives to attend in accordance with applicable laws.

Talos Energy is entitled to direct and control antitrust strategy in connection with the review of the Transactions but must give Stone Energy the opportunity to participate and consult with and consider in good faith the views of Stone Energy. The parties are required to take reasonable efforts to share information protected from disclosure so as to preserve any applicable privilege.

Each of the Talos Signing Parties and Stone Energy and each of their respective subsidiaries have agreed to use their reasonable best efforts to resolve objections, if any, as may be asserted with respect to the Transactions under any laws, including any antitrust laws. However, if, in order to resolve any objections, any party is asked to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits Stone Energy’s or a Talos Signing Party’s post-closing freedom with respect to its or its subsidiaries’ ability to retain any of the businesses, product lines, or assets of Stone Energy, the Talos Signing Parties, or their subsidiaries, such actions will be conditioned upon the consummation of the Merger. Each of the Talos Signing Parties and Stone Energy and each of their respective subsidiaries have agreed to use reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Transaction Agreement or the consummation of the Transactions (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other governmental entity vacated or reversed).

The parties have agreed not to take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable antitrust law.

Stone Energy Non-Solicitation; Stone Energy’s Ability to Change Recommendation

Under the Transaction Agreement, from the date of the Transaction Agreement until the effective time of the Merger or the termination of the Transaction Agreement, Stone Energy and its subsidiaries are required to (i) immediately cease, and terminate, any solicitation, encouragement, discussion or negotiations with any person with respect to a competing proposal or an indication of interest that may reasonably be expected to lead to a competing proposal; (ii) immediately terminate access for any person, other than the Talos Entities and their respective affiliates and representatives, to any data room containing information with respect to Stone Energy or its subsidiaries and (iii) within one business day of the date of the Transaction Agreement, request the return or destruction of any non-public information provided to any person, other than the Talos Entities and their respective affiliates and representatives, in connection with a competing proposal or an indication of interest that may reasonably be expected to lead to a competing proposal.

Generally, Stone Energy and its officers, directors, employees and subsidiaries are not permitted to (and may not authorize or permit Stone Energy’s representatives to) (i) initiate, solicit or knowingly encourage, induce or facilitate any inquiries, proposals or offers that are or may reasonably be expected to lead to a competing proposal; (ii) conduct, participate or engage in any discussions or negotiations with respect to any inquiries, proposals or offers that are or may reasonably be expected to lead to a competing proposal; (iii) furnish or provide to any person any non-public information in connection with any inquiries, proposals or offers that are or may reasonably be expected to lead to a competing proposal; (iv) enter into any agreement providing for a competing proposal or (v) resolve, agree or publicly propose to take any such action, except as described below.

Generally, Stone Energy may not (i) fail to include the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions in this consent solicitation statement/prospectus, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Talos Signing Parties, the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any competing proposal, (iv) fail to announce publicly within ten business days after a tender or exchange offer relating to any Stone Energy common stock shall have been commenced that the Stone Energy Board recommends rejection of such tender or exchange offer and reaffirms the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions or (v) if a competing proposal has been publicly known (including by way of media rumors or speculation with respect thereto) or been delivered to the Stone Energy Board, fail to publicly recommend against such competing proposal within ten business days of the request of Talos Energy and to reaffirm the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions within such ten business day period upon such request (collectively, a “Change of Recommendation”).

Stone Energy must promptly (and within 24 hours) advise Talos Energy of its receipt of a competing proposal made on or after the date of the Transaction Agreement or any request for non-public information or data relating to Stone Energy or any of its subsidiaries made by a person who has made or would reasonably be expected to make a competing proposal or any request for discussions or negotiations with Stone Energy or its representatives relating to a competing proposal. For each such competing proposal, Stone Energy will provide Talos Energy (within 24 hours) (i) a copy of any such competing proposal made in writing and (ii) a written summary of any material oral communications addressing such matters. Stone Energy must keep Talos Energy informed of any material developments. Stone Energy is not permitted to release or permit the release of any person from any provision of a “standstill,” nondisclosure or similar agreement or provision under which it or its subsidiaries is or becomes a party or under which it, its subsidiaries or its affiliates have any rights and Stone Energy is required to use its reasonable best efforts to enforce each such agreement. However, Stone Energy will be permitted to release or permit the release of any person from, or amend, waive or permit the amendment or waiver of any such provision solely to the extent necessary to permit any person to communicate privately with the Stone Energy Board in any manner that is otherwise permitted by the Transaction Agreement if the Stone Energy Board determines in good faith after consultation with its outside counsel that the failure to release would be inconsistent with its fiduciary duties under applicable law.

The term “competing proposal” means, with respect to Stone Energy, any bona fide contract, proposal, offer or indication of interest (whether or not in writing) relating to any transaction or series of transactions (other than transactions with any of the Talos Entities) involving:

•	any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or “group” (as defined in Section 13(d) of the Exchange Act) of any business or assets of Stone Energy or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) where the fair market value of the assets acquired would represent more than 20% of the fair market value of all the assets of Stone Energy and its subsidiaries, taken as a whole, immediately prior to such transaction, or any license, exchange, transfer, disposition, lease or long-term supply agreement having a similar economic effect;

•	any direct or indirect acquisition of beneficial ownership by any person or group of 20% or more of the outstanding shares of Stone Energy common stock or any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of the outstanding shares of Stone Energy common stock;

•	any merger, consolidation, share exchange, share issuance, business combination, recapitalization, liquidation, dissolution or similar transaction involving Stone Energy which is structured to permit any person or group to acquire beneficial ownership of 20% or more of Stone Energy’s and its subsidiaries’ assets or equity interests, including 20% or more of the outstanding equity interests of any surviving entity or resulting direct or indirect parent of Stone Energy; or

•	any combination of the foregoing.

The term “superior proposal” means an unsolicited, bona fide written competing proposal that (i) did not result from the breach of the non-solicitation provisions of the Transaction Agreement by Stone Energy or its subsidiaries or its or their representatives and (ii) in the good faith determination of the Stone Energy Board, after consultation with its outside financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal:

•	would, if consummated in accordance with its terms, result in a transaction more favorable to the Stone Energy stockholders from a financial perspective than the Transactions; and

•	is reasonably likely to be completed on the terms proposed.

For purposes of the definition of a “superior proposal,” the references to “20%” in the definition of “competing proposal” shall be deemed to be references to “50%.”

Stone Energy or the Stone Energy Board may also, prior to, but not after, Stone Energy stockholder approval of the Transactions is obtained, engage in discussions and negotiations and furnish non-public information pursuant to an acceptable confidentiality agreement with and to any person who has made an unsolicited, written, bona fide competing proposal that has not been withdrawn and does not result, directly or indirectly, from a breach of the Transaction Agreement non-solicitation provisions if (i) prior to engaging in such activities, the Stone Energy Board determines in good faith after consultation with its financial advisors and outside legal counsel that such competing proposal is, or would reasonably be expected to lead to, a superior proposal and that failure to engage in such activities would be inconsistent with the Stone Energy Board’s fiduciary duties under applicable law, (ii) Stone Energy receives an acceptable confidentiality agreement, and (iii) Stone Energy and its representatives otherwise comply with the non-solicitation provisions of the Transaction Agreement. Stone Energy is required to, and is required to cause its subsidiaries and its and their representatives to, provide any information or access with respect to Stone Energy and its subsidiaries not previously provided to Talos Energy that it is providing to another person before or immediately after providing such information or access to such other person.

If at any time prior to, but not after, the Stone Energy stockholder approval of the Transactions is obtained, Stone Energy receives an unsolicited, bona fide, written competing proposal and Stone Energy, its subsidiaries and its representatives have not violated the non-solicitation provisions of the Transaction Agreement, then Stone Energy or the Stone Energy Board may, if the Stone Energy Board so chooses, (i) exclude the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions in this consent solicitation statement/prospectus, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Talos Signing Parties, the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions, (iii) fail to announce publicly within ten business days after a tender or exchange offer relating to any Stone Energy common stock is commenced that the Stone Energy Board recommends rejection of such tender or exchange offer and reaffirm the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions and/or (iv) if a competing proposal has been publicly known (including by way of media rumors or speculation with respect thereto) or been delivered to the Stone Energy Board, fail to publicly recommend against such competing proposal within ten business days of the request of Talos Energy and to reaffirm the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions within such ten business day period upon such request if:

•	the Stone Energy Board determines in good faith after consultation with its financial advisors and outside legal counsel that such competing proposal is a superior proposal and the failure to effect a Change of Recommendation would be inconsistent with its fiduciary duties under applicable law;

•	Stone Energy has provided written notice to Talos Energy that Stone Energy has received such a proposal and that Stone Energy intends to take such action at least five business days prior to taking such action and the basis for the Change of Recommendation;

•	during the five business days following the notice, Stone Energy and its representatives have negotiated in good faith with Talos Energy regarding any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by Talos Energy in response to such superior proposal; and

•	during the five business days following the notice, the Stone Energy Board, determines in good faith after consultation with its financial advisor and outside legal counsel that the competing proposal remains a superior proposal and that failure to make such a Change of Recommendation would be inconsistent with the Stone Energy Board’s fiduciary duties under applicable law.

Stone Energy or the Stone Energy Board may also, prior to, but not after Stone Energy stockholder approval of the Transactions is obtained and in response to an intervening event (i) exclude the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions in this consent solicitation statement/prospectus or (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Talos, the Stone Energy Board’s recommendation to the Stone Energy stockholders to approve the Transactions in the event of an intervening event if:

•	the Stone Energy Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties under applicable law;

•	Stone Energy has provided written notice to Talos Energy that Stone Energy has determined that an intervening event has occurred (which notice will include a reasonable description of such intervening event) at least five business days before taking such action;

•	during the five business days following such notice, Stone Energy and its representatives have negotiated in good faith with Talos Energy regarding any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by Talos Energy in response to such intervening event; and

•	the Stone Energy Board, determines in good faith after consultation with its financial advisor and outside legal counsel that such changes do not obviate the need for the Stone Energy Board to effect a Change of Recommendation and that failure to make such a Change of Recommendation would be inconsistent with the Stone Energy Board’s fiduciary duties under applicable law.

An “intervening event” is any material development, event, effect, fact, change, circumstance, condition or occurrence that (i) occurs or arises after the date of the Transaction Agreement and (ii) was not known to or reasonably foreseeable by the Stone Energy Board as of the date of the Transaction Agreement. In no event will a competing proposal or a superior proposal be an intervening event.

Stone Energy is required to use its reasonable best efforts to inform all representatives of Stone Energy and its subsidiaries and affiliates of the restrictions under the non-solicitation provisions of the Transaction Agreement and any breach by a Stone Energy subsidiary or any officer, director or employee of Stone Energy or its subsidiaries will be deemed a breach of the Transaction Agreement by Stone Energy.

Talos Reorganization

Prior to Closing, the Talos Signing Parties will, or, pursuant to the Support Agreement, Apollo Management and Riverstone will, undertake certain restructuring transactions that will include the contribution by entities identified in the Support Agreement as Ride Green Energy Feeder LLC, Apple Green Energy Feeder LLC, Ride Blocker Holding Company and Apple Blocker Holdings Companies of 100% of the equity interests in Talos Energy to Talos Production, as described in the Transaction Agreement.

Stockholder Litigation

Each party to the Transaction Agreement has agreed to promptly notify the other party in writing in the event any proceeding is commenced against that party, its subsidiaries, or any of their respective directors related to the Transaction Agreement or the Transactions or that seeks damages in connection thereto and each party has agreed to keep the other party informed with respect to the status of such proceeding. The parties have agreed to cooperate and use their reasonable best efforts to defend against and respond to such proceeding. Stone Energy has also agreed to (i) give the Talos Signing Parties the opportunity to participate, at their expense and subject to a customary joint defense agreement, in the defense or settlement of any such proceeding, (ii) give the Talos Signing Parties a reasonable opportunity to review and comment on all filings or responses to be made by Stone Energy in connection with any such proceeding, and consider implementing such comments in good faith and (iii) keep the Talos Signing Parties apprised of and consult with the Talos Signing Parties regarding proposed strategy and significant decisions related to the proceedings and not agree to or offer a settlement without Talos Energy’s prior written consent (not to be unreasonably withheld, delayed or conditioned).

Director and Officer Indemnification and Insurance

From the effective time of the Transaction Agreement and until the six year anniversary of the effective time of the Transaction Agreement, New Talos will indemnify, defend and hold harmless each indemnified person against all indemnified liabilities, including indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Transaction Agreement or the Transactions, in each case to the fullest extent permitted under applicable law. In the event any such proceeding is brought or threatened to be brought against any indemnified persons, the indemnified persons may retain Stone Energy’s regularly engaged legal counsel or other counsel satisfactory to such indemnified persons and New Talos will pay all reasonable fees and expenses of such counsel for the indemnified persons and New Talos will use its best efforts to assist in the defense of any such matter. Any indemnified person wishing to claim indemnification or advancement of expenses under the Transaction Agreement will notify New Talos upon learning of such proceeding. With respect to any determination of whether any indemnified person is entitled to indemnification by New Talos under the Transaction Agreement provisions, such indemnified person will have the right to require that such determination be made by special, independent legal counsel selected by the indemnified person and approved by New Talos and who has not otherwise performed material services for New Talos, Stone Energy or the indemnified person within the last three years. New Talos is not required to indemnify, defend or hold harmless, or advance expenses to, any indemnified person in connection with any proceeding initiated by such indemnified person.

New Talos will not amend, repeal or otherwise modify any provision in the organizational documents of New Talos or any of its subsidiaries in any manner that would adversely affect the rights thereunder or under the organizational documents of New Talos or any of its subsidiaries of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. In addition to the rights provided under applicable law, New Talos shall, and will cause its subsidiaries to, fulfill and honor all rights to indemnification, advancement of expenses and exculpation from liability existing in favor of the current or former directors, officers and employees of Stone Energy and its subsidiaries.

New Talos will indemnify any indemnified person against all reasonable costs and expenses relating to the enforcement of such indemnified person’s rights under the indemnification and insurance provisions of the Transaction Agreement or under any charter, bylaw or contract regardless of whether such indemnified person is ultimately determined to be entitled to indemnification under the Transaction Agreement or under any such charter, bylaw or contract.

Stone Energy will put in place “tail” insurance policies with a claims reporting or discovery period of at least six years from the effective time of the Transactions placed with insurance companies having the same or better AM Best Financial rating as Stone Energy’s current directors’ and officers’ liability insurance companies with terms and conditions providing material terms no less favorable than the current directors’ and officers’ liability insurance policies maintained by Stone Energy with respect to matters, acts or omissions existing or occurring at or prior to the effective time of the Transactions, provided that Stone Energy may not spend more than 300% of the last annual premium paid by Stone Energy (such amount being the “cap amount”) for the six years of coverage under such “tail policy.”

For purposes of the director and officer indemnification and insurance provisions in the Transaction Agreement, the term “indemnified persons” means, any person who at the time of the Transaction Agreement was, or has been at any time prior to the date of the Transaction Agreement or who becomes prior to the effective time of the Transactions, a director, officer or employee of any Talos Signing Party or of Stone Energy or any of its subsidiaries or who acts as a fiduciary under and Talos benefit plan or any Stone Energy benefit plan or is or was serving at the request of any Talos Signing Party or of Stone Energy or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise.

For purposes of the director and officer indemnification and insurance provisions in the Transaction Agreement, the term “indemnified liabilities” means, losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual proceeding to which such indemnified person is a party or is otherwise involved, including as a witness, based, in whole or in part, on or arising, in whole or in part, out of the fact that such person is or was a director, officer or employee of any Talos Signing Party or of Stone Energy or any of its subsidiaries, a fiduciary under any Talos benefit plan or of any Stone Energy benefit plan or is or was serving at the request of any Talos Signing Party or of Stone Energy or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at the effective time of the Transactions and whether asserted or claimed prior to, at or after the effective time of the Transactions.

Stone Energy Stockholder Meeting

Subject to certain exceptions described below, Stone Energy will (i) establish a record date (which will be as soon as reasonably practicable after the date upon which the registration statement of which this consent solicitation statement/prospectus forms part becomes effective) for the purpose of determining its stockholders entitled to deliver written consents and to otherwise solicit and secure its stockholder approval via written consent, (ii) distribute to its stockholders the consent solicitation statement/prospectus, which will include a form of consent that may be executed by its stockholders in connection with the Stone Energy stockholder approval, as soon as reasonably practicable after the date upon which the registration statement of which this consent solicitation statement/prospectus forms part becomes effective and (iii) except as provided in the Stone Energy non-solicitation section discussed above, use its reasonable best efforts to solicit from its stockholders written consents in favor of approval of the Transactions. However, in the event of a Change of Recommendation, instead of seeking the Stone Energy stockholder approval by written consent, Stone Energy will (i) establish a record date (which will be as soon as reasonably practicable after the date upon which the registration statement of which this consent solicitation statement/prospectus forms part becomes effective) for, duly call, give notice of, convene, and hold a special meeting of its stockholders, (ii) distribute to its stockholders the consent solicitation statement/prospectus, which will include a proxy statement and form of proxy card in connection with the Stone Energy stockholder approval, as soon as reasonably practicable after the date upon which the registration statement of which this consent solicitation statement/prospectus forms part becomes effective, which will include a proxy statement and form of proxy card in connection with the Stone Energy stockholder approval and (iii) except as provided in the Stone Energy non-solicitation section discussed above, use its reasonable best efforts to solicit from its stockholders proxies in favor of the Transactions. If necessary, after the definitive consent solicitation statement/prospectus has been mailed, Stone Energy will promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies. Once its special meeting has been called and noticed, Stone Energy will not postpone or adjourn such special meeting without the consent of Talos (which consent will not be unreasonably withheld or delayed) (other than for the absence of a quorum, or to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure in accordance with the terms of the Transaction Agreement). Subject to Stone Energy’s ability to terminate the Transaction Agreement as discussed below, Stone Energy’s obligations as described in this paragraph are not affected by the commencement, public proposal, public disclosure or communication to Stone Energy of any competing proposal or any Change of Recommendation.

Except to the extent permitted by the Transaction Agreement as described above under “The Transaction Agreement—Stone Energy Non-Solicitation; Stone Energy’s Ability to Change Recommendation,” (i) the consent solicitation statement/prospectus will (A) state that the Stone Energy Board has determined that the Transaction Agreement and the Transactions are advisable and in the best interests of Stone Energy and (B) include the recommendation of the Stone Energy Board that the Transaction Agreement and the Transactions be adopted by the holders of Stone Energy common stock, and (ii) neither the Stone Energy Board nor any committee thereof will withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to the Talos Signing Parties, such recommendation.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to Closing in any of the following ways:

•	by mutual written consent of Talos Energy and Stone Energy;

•	by either Talos Energy or Stone Energy upon written notice to the other if:

•	any governmental entity with jurisdiction over a party to the Transaction Agreement has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law is adopted that prohibits the consummation of the Transactions;

•	the Transactions have not been completed on or prior to the End Date; or

•	the Transaction Agreement and Transactions are not approved by the holders of a majority of the outstanding shares of Stone Energy common stock.

•	by Stone Energy if:

•	either of the Talos Signing Parties has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) would give rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured by either or both of the Talos Signing Parties prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured; or

•	either of Apollo Management or Riverstone has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Support Agreement, which breach or failure to perform (i) would give rise to the failure to satisfy or waive the conditions to the closing of the Support Agreement and cause the parties to be unable to close the transactions contemplated under the Support Agreement contemporaneously with the other transactions to occur at Closing, and (ii) is incapable of being satisfied or cured by Apollo Management or Riverstone, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of Apollo Management or Riverstone within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured.

•	by Talos Energy if:

•	Stone Energy has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) would give rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured; or

•	prior to approval from the Stone Energy stockholders,

•	Stone Energy has breached in any material respect its obligations to prepare and distribute this consent solicitation statement/prospectus to the Stone Energy stockholders and to use its reasonable best efforts to solicit written consents from the Stone Energy stockholders in favor of approval of the Transactions;

•	Stone Energy has breached or failed to perform in any material respect its obligations under the non-solicitation provisions of the Transaction Agreement; or

•	a Change of Recommendation (as defined in “The Transaction Agreement—Stone Energy Non-Solicitation; Stone Energy’s Ability to Change Recommendation”) has occurred.

If the Transaction Agreement is terminated in accordance with its terms, it will become void and, except as described below, there will be no liability or obligation on the part of any party to the Transaction Agreement, provided that (i) certain customary provisions will survive such termination, and (ii) no party will be relieved from (a) any liability for damages for intentional fraud or a willful and material breach or (b) any obligation to pay terminations fees or reimburse expenses.

Termination Fees

Stone Energy is required to pay Talos Energy a $24 million termination fee if:

•	Talos Energy terminates the Transaction Agreement because (i) Stone Energy breached in any material respect its obligations with respect to preparing and distributing this consent solicitation statement/prospectus, (ii) Stone Energy breached or failed to perform in any material respect its obligations under the non-solicitation provisions of the Transaction Agreement or (iii) a Change of Recommendation occurred in respect of a superior proposal;

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because the Transaction Agreement and Transactions were not approved by the holders of a majority of the outstanding shares of Stone Energy common stock and Talos Energy is then entitled to terminate the Transaction Agreement because (i) Stone Energy breached in any material respect its obligations under the Transaction Agreement with respect to preparing and distributing this consent solicitation statement/prospectus, (ii) Stone Energy breached or failed to perform in any material respect its obligations under the non-solicitation provisions of the Transaction Agreement or (iii) a Change of Recommendation occurred in respect of a superior proposal;

•	a competing proposal was communicated to the Stone Energy Board prior to the special meeting and then either Talos Energy or Stone Energy terminates the Transaction Agreement because the Transaction Agreement and Transactions were not approved by the holders of a majority of the outstanding shares of Stone Energy common stock, and within 12 months after such termination, Stone Energy enters into a definitive agreement with respect to a competing proposal;

•	after a competing proposal was communicated to the Stone Energy Board, Stone Energy terminates the Transaction Agreement because the Transactions were not consummated by the End Date, and within 12 months after such termination, Stone Energy enters into a definitive agreement with respect to a competing proposal; or

•	after a competing proposal was communicated to the Stone Energy Board, Talos Energy terminates the Transaction Agreement because Stone Energy breached a representation, warranty or covenant that gave rise to a termination event, and within 12 months after such termination, Stone Energy enters into a definitive agreement with respect to a competing proposal.

Stone Energy is required to pay Talos Energy a $43 million termination fee if:

•	Talos Energy terminates the Transaction Agreement because a Change of Recommendation has occurred in respect of reasons other than a superior proposal; or

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because the Transaction Agreement and Transactions were not approved by the holders of a majority of the outstanding shares of Stone Energy common stock and Talos Energy is then entitled to terminate the Transaction Agreement because a Change of Recommendation has occurred in respect of reasons other than a superior proposal.

Talos Energy is required to pay Stone Energy a $24 million termination fee if:

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because a restraint, injunction or prohibition relating to Mexican granting instruments was issued that prohibited the completion of the Transactions, and any Talos Entity, Apollo Management and/or Riverstone or their affiliates receive a competing proposal between signing the Transaction Agreement and the termination, and within 12 months after such termination, any Talos Entity, Apollo Management, Riverstone and/or their affiliates enter into a definitive agreement with respect to a competing proposal;

•	either Stone Energy or Talos Energy terminates the Transaction Agreement because the Transactions were not consummated by the End Date and all closing conditions had been satisfied other than (i) those relating to any required approvals from competition law authorities in Mexico and (ii) any Mexican governmental and third party consents with respect to Mexican granting instruments, and any Talos Entity, Apollo Management and/or Riverstone or their affiliates receive a competing proposal between signing the Transaction Agreement and the termination, and within 12 months after such termination, any Talos Entity, Apollo Management, Riverstone and/or their affiliates enter into a definitive agreement with respect to a competing proposal; or

•	Stone Energy terminates the Transaction Agreement because Talos Energy breached a representation, warranty or covenant relating to Mexican granting instruments pursuant to the Transaction Agreement that gave rise to a termination event, and any Talos Entity, Apollo Management and/or Riverstone or their affiliates receive a competing proposal between signing the Transaction Agreement and the termination, and within 12 months after such termination, any Talos Entity, Apollo Management, Riverstone and/or their affiliates enter into a definitive agreement with respect to a competing proposal.

Stone Energy is required to pay Talos Energy up to $2.75 million of the fees and expenses incurred by the Talos Signing Parties and their affiliates in connection with the Transaction Agreement and Transactions if Talos Energy terminates the Transaction Agreement because Stone Energy breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) gives rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured.

Talos Energy is required to pay Stone Energy up to $2.75 million of the fees and expenses incurred by Stone Energy and its affiliates in connection with the Transaction Agreement and Transactions if Stone Energy terminates the Transaction Agreement because:

•	either of the Talos Signing Parties breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (i) gives rise to the failure of a related condition to Closing and (ii) is incapable of being satisfied or cured by either or both of the Talos Signing Parties prior to the End Date or is not satisfied or cured within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured; or

•

either of Apollo Management or Riverstone breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Support Agreement, which breach or failure to perform (i) gives rise to the failure to satisfy or waive the conditions to the closing of transactions contemplated by the Support Agreement and cause the parties to be unable to close the transactions contemplated under the Support Agreement contemporaneously with the other transactions to occur at Closing, and (ii) is incapable of being satisfied or cured by Apollo Management or Riverstone, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of Apollo Management or Riverstone within 30 days after written notice has been given of such breach or failure to perform if capable of being satisfied or cured.

Amendment and Waiver

The Transaction Agreement may be amended by the parties to the Transaction Agreement, at any time before or after approval of the Transaction Agreement and the Transactions by the Stone Energy Board or by the stockholders of Stone Energy. However, after any such approval by the stockholders of Stone Energy, no amendment can be made without the further approval of such stockholders except as permitted by law. The Transaction Agreement (including the confidential disclosure letters of the Talos Signing Parties and Stone Energy) may not be amended except by an instrument in writing signed on behalf of each of the parties to the Transaction Agreement.

Any failure of any of the parties to the Transaction Agreement to comply with any obligation, representation, warranty, covenant, agreement or condition therein may be waived at any time prior to Closing by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver. Such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition does not operate as a waiver of or estoppel with respect to any subsequent or other failure.

Specific Performance

The parties to the Transaction Agreement and Support Agreement have agreed that irreparable damage would occur in the event that any of the provisions of the Transaction Agreement and/or the Support Agreement are not performed in accordance with their specific terms or are otherwise breached (including in the event the parties are obligated to consummate the Transactions and the Transactions are not consummated), and, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the Transaction Agreement and/or the Support Agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, including the consummation of the Transactions and (ii) an injunction restraining such breach or threatened breach.

CERTAIN AGREEMENTS RELATED TO THE TRANSACTIONS

Stockholders’ Agreement

General

At Closing, the Apollo Funds, the Riverstone Funds and New Talos will enter into a Stockholders’ Agreement, which sets forth, among other things, certain rights of the Apollo Funds, the Riverstone Funds and New Talos concerning the corporate governance of New Talos, transfer restrictions on New Talos common stock held by the Apollo Funds and the Riverstone Funds and their respective affiliates, dispositions of New Talos common stock held by the Apollo Funds and the Riverstone Funds and their respective affiliates and related party transactions.

A copy of the form of the Stockholders’ Agreement is attached as Annex E to this consent solicitation statement/prospectus. The following summary of the terms of the Stockholders’ Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof. For purposes of this summary, a reference to the Apollo Funds’ and the Riverstone Funds’ affiliates does not include New Talos.

Corporate Governance

Board Composition

The Stockholders’ Agreement will provide that the New Talos Board will consist of ten members, of which, initially:

•	Six directors will be designated by the Apollo Funds and the Riverstone Funds, including Timothy S. Duncan, the Chief Executive Officer of Talos. We refer to these directors (and their successors) collectively as the Talos directors.

•	Four directors will be designated by Stone Energy, including the Chairman of the New Talos Board. We refer to these directors (and their successors) collectively as the Stone Energy directors.

Pursuant to the Stockholders’ Agreement, each of the Apollo Funds and the Riverstone Funds will initially have the right to designate two directors for nomination by the New Talos Board for election and maintain its proportional representation on the New Talos Board so long as the Apollo Funds or the Riverstone Funds, as applicable, and their affiliates collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds or the Riverstone Funds, as applicable, at Closing. Upon the Apollo Funds and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing, the Apollo Funds will have the right to designate one director to the New Talos Board for so long as the Apollo Funds and their affiliates collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing. Upon the Apollo Funds and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing, the Apollo Funds will not have a right to designate a director to the New Talos Board. Upon the Riverstone Funds and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing, the Riverstone Funds will have the right to designate one director to the New Talos Board for so long as the Riverstone Funds and their affiliates collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing. Upon the Riverstone Funds and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing, the Riverstone Funds will not have a right to designate a director to the New Talos Board.

Additionally, the Apollo Funds and the Riverstone Funds will jointly have the right to designate two additional directors for nomination by the New Talos Board for election, including one Independent Director and one other designee who will either be the Chief Executive Officer or an Independent Director, so long as the Apollo Funds and the Riverstone Funds and their respective affiliates collectively beneficially own at least (i) 50% of the outstanding New Talos common stock or (ii) 80% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing. If the Apollo Funds and the Riverstone Funds and their respective affiliates cease to collectively beneficially own at least (i) 50% of the outstanding New Talos common stock or (ii) 80% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing, the Apollo Funds and the Riverstone Funds will have the right to designate one additional director for nomination by the New Talos Board for election, whom will either be the Chief Executive Officer or an Independent Director, so long as the Apollo Funds and the Riverstone Funds and their respective affiliates collectively beneficially own at least (i) 40% of the outstanding New Talos common stock or (ii) 60% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing. Upon the Apollo Funds and the Riverstone Funds and their respective affiliates ceasing to collectively beneficially own at least (i) 40% of the outstanding New Talos common stock or (ii) 60% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing, the Apollo Funds and the Riverstone Funds will not have a right to designate a Talos Non-Aligned designee to the New Talos Board.

The Stockholders’ Agreement will provide that successor Stone Energy directors will be designated by the Governance & Nominating Committee. The Governance & Nominating Committee will consist of three directors, at least two of whom must be Company Independent Directors. A Company Independent Director is any director of the New Talos Board who:

•	meets the independence standards under NYSE rules;

•	is not a director designated by the Apollo Funds or the Riverstone Funds;

•	is not a current director, officer or employee of the Apollo Funds or the Riverstone Funds or their respective affiliates;

•	has been determined by the Governance & Nominating Committee not to have any relationship with the Apollo Funds or the Riverstone Funds or their respective affiliates that would be material to the director’s ability to be independent; and

•	is designated by the Governance & Nominating Committee as a “Company Independent Director.”

Each of the Stone Energy directors is a Company Independent Director.

The New Talos Board will be divided into three classes of directors and the directors will serve for staggered three-year terms. The class I directors will include one Apollo designee, one Riverstone designee and one Company Independent Director; the class II directors will include one Company Independent Director, the Chief Executive Officer of New Talos and one Talos Non-Aligned designee; and the class III directors will include one Apollo designee, one Riverstone designee and two Company Independent Directors.

Director Vacancies

In the event there is a vacancy on the New Talos Board with respect to any director who was not designated by the Apollo Funds and/or the Riverstone Funds, the Governance & Nominating Committee will fill such vacancy or designate a person for nomination for election to the New Talos Board.

Committees

The Stockholders’ Agreement provides that the New Talos Board will initially have an Audit Committee, Compensation Committee and Governance & Nominating Committee to be composed as follows:

•

Audit Committee. The Audit Committee will have at least three directors and all of the directors will be Company Independent Directors. For so long as the Apollo Funds and Riverstone Funds, respectively, have the right to designate at least one director to the New Talos Board, each will have the right to designate a director to serve as an observer on the Audit Committee. A director designated as an observer may be excluded from any Audit Committee meeting or portion thereof, and Stone Energy may withhold information from such director, if the Audit Committee determines in good faith, after consulting with counsel, that the director’s attendance or access to such information would be reasonably likely to result in the loss of privilege with respect to legal advice or if the matter considered by the Audit Committee involves a related party transaction and the director is not a disinterested director with respect to such related party transaction.

•	Compensation Committee. The Compensation Committee will have three directors, including at least one Stone Energy director.

•	Governance & Nominating Committee. The Governance & Nominating Committee will have three directors, including at least two Company Independent Directors. Whichever of the Apollo Funds or Riverstone Funds that does not have a director designee serving on the Governance & Nominating Committee will have the right to designate a director to serve as an observer on the Governance & Nominating Committee for so long as such party has the right to designate at least one director to the New Talos Board. A director designated as an observer may be excluded from any Governance & Nominating Committee meeting or portion thereof, and Stone Energy may withhold information from such director, if the Governance & Nominating Committee determines in good faith, after consulting with counsel, that the director’s attendance or access to such information would be reasonably likely to result in the loss of privilege with respect to legal advice or if the matter considered by the Governance & Nominating Committee involves a related party transaction and the director is not a disinterested director with respect to such related party transaction.

The Apollo Funds and the Riverstone Funds Agreement to Vote

The Apollo Funds and the Riverstone Funds must (i) cause their respective shares of New Talos common stock to be present for quorum purposes at any stockholder meeting at which directors will be elected, (ii) cause their respective shares to be voted in favor of each Talos director designated and nominated for election in accordance with the Stockholders’ Agreement, (iii) with respect to each nominee other than a Talos director, cause their respective shares to be voted either (a) in a manner that is proportionate to the manner in which all shares of New Talos common stock owned by other New Talos stockholders are voted with respect to such nominees or (b) in a manner that is consistent with the recommendation of the Governance & Nominating Committee, and (iv) cause their respective shares to be voted against certain amendments to the New Talos Charter or the New Talos Bylaws that have not been approved by a majority of the Company Independent Directors.

Restrictions on Transfers and Acquisitions

Lockup

For 12 months after the Closing Date, (i) the Apollo Funds and their affiliates will be prohibited from transferring any shares of New Talos common stock to any person that is not an affiliate of the Apollo Funds (other than to the Riverstone Funds or their affiliates) unless approved by a majority of the Company Independent Directors and (ii) the Riverstone Funds and their affiliates will be prohibited from transferring any shares of New Talos common stock to any person that is not an affiliate of the Riverstone Funds (other than to the Apollo Funds or their affiliates) unless approved by a majority of the Company Independent Directors; provided, however, that the lockup will cease to apply to 50% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds, respectively, at Closing on the six-month anniversary of the Closing Date and will cease to apply to an additional 25% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds, respectively, at Closing on the nine-month anniversary of the Closing Date.

Until the first anniversary of the Closing Date, the Apollo Funds and the Riverstone Funds will be prohibited from transferring (without the prior approval of a majority of the Company Independent Directors)

any shares of New Talos common stock to any single purchaser (together with its affiliates and associates) that is not an affiliate of the Apollo Funds or the Riverstone Funds if such non-affiliated purchaser would beneficially own more than 35% of the outstanding shares of New Talos common stock after such transfer, unless such purchaser agrees in writing to be bound by substantially the same provisions as the stockholders are bound by pursuant to the Stockholders’ Agreement.

Standstill

For two years following the Closing Date, the Apollo Funds and the Riverstone Funds and their respective representatives or affiliates cannot, directly or indirectly, (i) participate in the “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or announce any intention to effect or participate in the solicitation of proxies in connection with the election and removal of Stone Energy directors, (ii) solicit or knowingly encourage or facilitate any third party to engage in such solicitation, (iii) make any public statement or a statement to another stockholder in support of such third-party solicitation or against any of the New Talos director nominees, (iv) form any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with respect to any New Talos common stock, or (v) call a special meeting of the stockholders. The actions described in clauses (iv) and (v) are only prohibited if in furtherance of the actions described in clauses (i), (ii) and (iii).

Transfers

Neither the Apollo Funds nor the Riverstone Funds nor their respective affiliates are permitted to transfer any shares of New Talos common stock to any affiliate of the Apollo Funds or the Riverstone Funds that is not a party to the Stockholders’ Agreement unless the transferee executes a joinder to the Stockholders’ Agreement to become a party to the Stockholders’ Agreement and be subject to the restrictions and obligations applicable to the person effecting the transfer.

Meeting of Stockholders

The election and removal of Company Independent Directors will only be conducted at a meeting of the New Talos stockholders and not by consent in lieu of a stockholder meeting.

Related Party Transactions

Under the Stockholders’ Agreement, a related party transaction is any transaction or series of related transactions in which New Talos or any of its affiliates is a participant and the Apollo Funds or the Riverstone Funds or any of their respective affiliates or any director of New Talos has a direct or indirect material interest and the transaction or series of transactions involves payments of $120,000 or more or are otherwise not de minimis in nature. New Talos will not enter into any related party transaction unless such transaction has been approved by a majority of the disinterested directors or a majority of the Audit Committee. Under the Stockholders’ Agreement, a disinterested director is any Independent Director of New Talos other than any of the following: (i) with respect to any related party transaction in which the Apollo Funds or their affiliates have a material interest, the Apollo designees, (ii) with respect to any related party transaction in which the Riverstone Funds or their affiliates have a material interest, the Riverstone designees, and (iii) with respect to any related party transaction in which any director of New Talos has a material interest, the interested director. With respect to any related party transaction involving the Apollo Funds or their affiliates, the Audit Committee may request that the Riverstone designees confirm that the Riverstone Funds and their affiliates do not have a material interest in the transaction and, if the Audit Committee makes such a request, the Riverstone designees will not be considered disinterested directors until the Riverstone designees provide such confirmation. With respect to any related party transaction involving the Riverstone Funds or their affiliates, the Audit Committee may request that the Apollo designees confirm that the Apollo Funds and their affiliates do not have a material interest in the transaction and, if the Audit Committee makes such a request, the Apollo designees will not be considered disinterested directors until the Apollo designees provide such confirmation.

Termination

The Stockholders’ Agreement is effective as of the Closing Date and automatically terminates (i) with respect to the Apollo Funds, in the event that the Apollo Funds and their affiliates no longer have the right to nominate an Apollo designee and (ii) with respect to the Riverstone Funds, in the event that the Riverstone Funds and their affiliates no longer have the right to nominate a Riverstone designee. However, the Apollo Funds’, the Riverstone Funds’ and New Talos’s agreements under the Stockholders’ Agreement with respect to the following provisions will survive the termination of the Stockholders’ Agreement: sharing information and confidentiality, dispute resolution, certain miscellaneous provisions and any claim for breach of the covenants.

Registration Rights Agreement

At Closing, New Talos will enter into the Registration Rights Agreement with the Apollo Funds, the Riverstone Funds, Franklin and MacKay Shields to grant them certain registration rights with respect to its registrable securities, consisting of shares of New Talos common stock.

The form of the Registration Rights Agreement is attached as Annex F to this consent solicitation statement/prospectus. The following summary of the terms of the Registration Rights Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.

The Apollo Funds, the Riverstone Funds, Franklin, MacKay Shields and any holder that owns or controls at least 5% of the outstanding registrable securities may require New Talos to file with the SEC a registration statement under the Securities Act providing for the resale of the registrable securities. New Talos will not be required to file a registration statement within 90 days after Closing. Each holder is limited to two demand registrations in any 12-month period and New Talos will not be obligated to file more than one registration statement within 120 days after the effective date of any registration statement filed by New Talos; provided, however, that there is no limit on the number of registration statements that provide for the resale of registrable securities pursuant to Rule 415 of the Securities Act.

If a holder of registrable securities elects to dispose of at least 5% of the outstanding registrable securities under a registration statement pursuant to an underwritten offering, New Talos will, upon written request from such holder, retain underwriters in order to permit such holder to effect the sale. New Talos will not be required to participate in more than three underwritten offerings in any 12-month period. Franklin and MacKay Shields are permitted to collectively request one underwritten offering.

In addition, any holder of registrable securities that holds at least 5% of the outstanding registrable securities has piggyback registration rights, which means that such holders may include their registrable securities in future registrations of equity securities by New Talos, whether or not that registration relates to a primary offering by New Talos or a secondary offering by or on behalf of any other stockholders of New Talos.

The demand registration rights and piggyback registration rights are each subject to customary cut-back exceptions, with specified priorities.

If the New Talos Board determines that New Talos’s compliance with its obligations described above would be materially detrimental to New Talos and its stockholders because such registration would (i) materially interfere with a significant acquisition, reorganization, financing or other similar transaction involving New Talos, (ii) require premature disclosure of material information that New Talos has a bona fide business purpose for preserving as confidential or (iii) render New Talos unable to comply with applicable securities laws, then New Talos will have the right to postpone compliance with such obligations for a period of not more than three months, provided, that such right may not be utilized more than twice in any 12-month period.

New Talos will pay all reasonable fees and expenses in connection with any registration pursuant to the Registration Rights Agreement, except underwriting fees, discounts and selling commissions applicable to the sale of the registrable securities. The Registration Rights Agreement sets forth customary registration procedures, including an agreement by New Talos to make its management available for road show presentations in connection with any underwritten offerings. New Talos also agrees to indemnify registering stockholders, to the fullest extent permitted by law, with respect to liabilities resulting from untrue statements or omissions contained in any written testing-the-waters communication, registration statement, preliminary prospectus or prospectus supplement, free writing prospectus or final prospectus or prospectus supplement contained therein other than untrue statements or omissions resulting from information furnished to New Talos by the registering stockholder.

A holder of registrable securities may transfer its rights under the Registration Rights Agreement to a transferee if (i) such transferee holds at least 5% of the outstanding registrable securities, unless such transferee is an affiliate of the Apollo Funds or the Riverstone Funds, (ii) New Talos is given written notice prior to such transfer and (iii) such transferee agrees to be bound by the Registration Rights Agreement.

Support Agreement

Concurrently with the execution of the Transaction Agreement, Stone Energy, New Talos, Apollo Management and Riverstone entered into the Support Agreement pursuant to which Apollo Management and Riverstone agreed to cause each of their applicable affiliates to effect certain of the Transactions.

The Support Agreement terminates upon the earliest to occur of the termination of the Transaction Agreement and the assertion by Stone Energy, New Talos or any of their respective subsidiaries or affiliates of any claim against either Apollo Management or Riverstone, any Apollo Management entity specified in the Support Agreement or any Riverstone entity specified in the Support Agreement in connection with the Support Agreement, any other Combination Agreement (as such term is defined in the Transaction Agreement) or any of the Transactions, except in the case of a claim brought by Stone Energy or New Talos for intentional fraud or otherwise seeking specific performance of Apollo Management’s or Riverstone’s obligations under the Support Agreement.

A copy of the Support Agreement is attached as Annex D to this consent solicitation statement/prospectus. The preceding summary of the terms of the Support Agreement is not a complete description of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement.

Exchange Agreement

Concurrently with the execution of the Transaction Agreement, Stone Energy, New Talos, the Talos Issuers, and the lenders and noteholders listed on the schedules thereto entered into the Exchange Agreement pursuant to which on the Closing Date:

•	the Apollo Funds and the Riverstone Funds will contribute $102 million in aggregate principal amount of their 2022 Senior Notes to New Talos in exchange for shares of New Talos common stock;

•	the holders of the Bridge Loans will exchange those Bridge Loans for newly issued second lien notes of the Talos Issuers; and

•	Franklin and MacKay Shields, on behalf of certain of their clients and managed funds, will exchange their 2022 Secured Notes for newly issued second lien notes of the Talos Issuers.

The Exchange Agreement terminates if Closing does not occur on or prior to 11:59 p.m. EST on May 31, 2018 or the Transaction Agreement is terminated before Closing.

A copy of the Exchange Agreement is attached as Annex G to this consent solicitation statement/prospectus. The preceding summary of the terms of the Exchange Agreement is not a complete description of the Exchange Agreement and is qualified in its entirety by the full text of the Exchange Agreement.

Voting Agreements

Concurrently with the execution of the Transaction Agreement, Talos Energy and Stone Energy entered into the Voting Agreements with Franklin, on behalf of certain of its clients and managed funds that are stockholders of Stone Energy, and MacKay Shields, on behalf of certain of its clients that are stockholders of Stone Energy, pursuant to which Franklin and MacKay Shields agreed, subject to the terms of the Voting Agreements, to execute and return written consents with respect to all of such shares of Stone Energy common stock to approve and adopt the Transaction Agreement, the Transactions, and any other matters necessary for the consummation of the Transactions within two business days after the registration statement of which this consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. Franklin and MacKay Shields also agreed to vote such shares against any action or agreement that would be expected to result in any condition to the consummation of the Transaction Agreement not being fulfilled, any competing proposal, any other action or agreement that would reasonably be expected to adversely affect the Transactions, or any action that would reasonably be expected to result in a breach of Stone Energy’s obligations in the Transaction Agreement. The Voting Agreements also limit Franklin and MacKay Shields’ ability to transfer their Stone Energy common stock. The Voting Agreements provide that if a Change of Recommendation has occurred, then the number of the Stockholders’ shares of Stone Energy common stock subject to the obligations under the Voting Agreement will be reduced on a pro rata basis such that the aggregate number of shares required to vote in favor of the Transaction under the Voting Agreements will not be more than 35% of the total outstanding shares of Stone Energy common stock.

The Voting Agreements terminate upon the earlier to occur of the time the Transaction Agreement becomes effective and the termination of the Transaction Agreement pursuant to its terms.

Copies of the Voting Agreements are attached to this consent solicitation statement/prospectus as Annexes H and I. The preceding summary of the terms of the Voting Agreements is not a complete description of the Voting Agreements and is qualified in its entirety by the full text of the Voting Agreements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements of New Talos present the combination of the historical financial information of Talos Energy and Stone Energy adjusted to give effect to the Transactions. In addition, the Stone Energy historical financial information was adjusted to give effect to an asset disposition and their emergence from bankruptcy. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2017 combines the historical consolidated statements of operations of Talos Energy and Stone Energy, giving effect to the Transactions, asset disposition and emergence from bankruptcy as if they had been consummated on January 1, 2017. The unaudited pro forma condensed combined balance sheet combines the historical condensed consolidated balance sheets of Talos Energy and Stone Energy as of December 31, 2017, giving effect to the Transactions as if Closing had occurred on December 31, 2017.

The Transaction Agreement contemplates that a series of transactions will occur on the Closing Date, including (i) the merger of an indirect, wholly owned subsidiary of Stone Energy with and into Stone Energy, with Stone Energy surviving the merger as a direct wholly owned subsidiary of New Talos, (ii) the contribution of 100% of the equity interests in Talos Production to New Talos in exchange for shares of New Talos common stock, (iii) the contribution of $102 million in aggregate principal amount of 2022 Senior Notes to New Talos by the Apollo Funds and the Riverstone Funds in exchange for shares of New Talos common stock, (iv) the exchange of the Bridge Loans for newly issued 11% second lien notes issued by the Talos Issuers, and (v) the exchange of the 2022 Secured Notes for newly issued 11% second lien notes issued by the Talos Issuers. Each stockholder of Stone Energy will receive one share of New Talos common stock for each share of Stone Energy common stock. After the completion of the Transactions, holders of Stone Energy common stock immediately prior to the Merger will hold 37% of the outstanding New Talos common stock and Talos Energy stakeholders will hold 63% of the outstanding New Talos common stock. A copy of the Transaction Agreement is attached as Annex A to this consent solicitation statement/prospectus.

The accompanying unaudited pro forma condensed combined financial statements were derived by making certain adjustments to the historical financial statements listed above. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions, asset disposition and emergence from bankruptcy, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements and related notes are presented for illustrative purposes only and should not be relied upon as an indication of operating results that New Talos would have achieved if the Transactions, asset disposition and emergence from bankruptcy had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statements and should not be relied on as an indication of the future results of New Talos.

New Talos

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2017

(In thousands, except per share amounts)

		Stone Energy Historical
	Talos Energy Historical	Successor March 1, 2017 through December 31, 2017	Predecessor January 1, 2017 through February 28, 2017	Stone Energy Pro Forma Adjustments		Stone Energy Business Combination		Exchange Agreement		Pro Forma Combined
				Note 2		Note 2		Note 2
Revenues:
Oil revenue	$344,781	$211,792	$45,837	$(2,239	)(a)	$—		$—		$600,171
Natural gas revenue	48,886	18,874	13,476	(9,580	)(a)	—		—		71,656
NGL revenue	16,658	9,610	8,706	(6,768	)(a)	—		—		28,206
Other	2,503	10,008	903	(799	)(a)	—		—		12,615

Total revenue	412,828	250,284	68,922	(19,386)		—		—		712,648

Operating expenses:
Direct lease operating expense	109,180	29,691	13,166	(8,773	)(a)	—		—		143,264
Insurance	10,743	5,284	963	(145	)(a)	—		—		16,845
Production taxes and other	1,460	629	682	(546	)(a)	—		—		2,225

Total lease operating expense	121,383	35,604	14,811	(9,464)		—		—		162,334
Workover / maintenance expense	32,825	18,909	1,624	(143	)(a)	—		—		53,215
Depreciation, depletion and amortization	157,352	99,890	37,429	(15,751	)(a)	46,319	(c)	—		325,239
Write-down of oil and gas properties	—	256,435	—			(256,435	) (d)	—		—
Accretion expense	19,295	21,151	5,447	(263	)(a)	814	(e)	—		46,444
General and administrative expense	36,673	55,862	11,637	—		(10,963	) (f)	—		93,209
Restructuring fees	—	739	—	—		—		—		739
Other operational expenses	—	3,359	530	—		—		—		3,889

Total operating expenses	367,528	491,949	71,478	(25,621)		(220,265)		—		685,069

Gain (loss) on Appalachia Properties divestiture	—	(105)	213,453	(213,348	)(a)	—		—		—

Operating income (loss)	45,300	(241,770)	210,897	(207,113)		220,265		—		27,579

Interest expense	(80,934)	(11,744)	—	—		—		(6,999	)(h)	(99,677)
Price risk management activities income (expense)	(27,563)	(13,388)	(1,778)	—		—		—		(42,729)
Other income (expense)	329	924	(12,976)	10,800	(b)	—		—		(923)
Reorganization items, net	—	—	437,744	(437,744	)(b)	—		—		—

Income (loss) before income taxes	(62,868)	(265,978)	633,887	(634,057)		220,265		(6,999)		(115,750)

Provision (benefit) for income taxes:
Current	—	(18,339)	3,570	—		—	(g)	—		(14,769)
Deferred	—	—	—	—		—	(g)	—		—

Total income taxes	—	(18,339)	3,570	—		—		—		(14,769)

Net income (loss)	$(62,868)	$(247,639)	$630,317	$(634,057)		$220,265		$(6,999)		$(100,981)

Basic income (loss) per share		$(12.38)	$110.99							$(1.86)
Diluted income (loss) per share		$(12.38)	$110.99							$(1.86)
Average shares outstanding		19,997	5,634							54,157 (i)
Average shares outstanding assuming dilution		19,997	5,634							54,157 (i)

New Talos

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2017

(In thousands)

	Talos Energy Historical	Stone Energy Historical	Stone Energy Business Combination				Exchange Agreement			Pro Forma Combined
			Note 1				Note 2
Assets			(m)
Current assets:
Cash and cash equivalents	$32,191	$263,495	$—				$(103,000)	(j	)	$192,686
Restricted cash	1,242	18,742	—				—			19,984
Accounts receivable, net
Trade	62,871	34,980	—				—			97,851
Joint interest	13,613	2,656	—				—			16,269
Other	12,486	1,622	—				—			14,108
Assets from price risk management activities	1,563	879	—				—			2,442
Prepaid assets	10,633	6,363	—				—			16,996
Inventory	840	—	—				—			840
Current income tax receivable	—	36,260	—				—			36,260
Other current assets	9,446	775	—				—			10,221

Total current assets	144,885	365,772	—				(103,000)			407,657

Property and equipment:
Proved properties	2,440,811	713,157	4,933				—			3,158,901
Unproved properties, not subject to amortization	72,002	65,707	(8,284)				—			129,425
Other property and equipment	8,857	19,836	—				—			28,693

Total property and equipment	2,521,670	798,700	(3,351)				—			3,317,019
Accumulated DD&A	(1,430,890)	(356,023)	356,023				—			(1,430,890)

Total property and equipment, net	1,090,780	442,677	352,672				—			1,886,129

Other long-term assets:
Assets from price risk management activities	345	—	—				—			345
Other well equipment inventory	2,577	36,480	—				—			39,057
Other assets	706	13,844	—				—			14,550

Total assets	$1,239,293	$858,773	$352,672				$(103,000)			$2,347,738

Liabilities and Members’ / Stockholders’ Equity
Current liabilities:
Accounts payable	$146,170	$54,226	$45,928		(n	)	$—			$246,324
Accrued liabilities	14,484	13,050	—				—			27,534
Accrued royalties	24,208	5,142	—				—			29,350
Current portion of long-term debt	24,977	425	—				—			25,402
Current portion of asset retirement obligations	39,741	79,300	—				—			119,041
Liabilities from price risk management activities	49,957	8,969	—				—			58,926
Accrued interest payable	8,742	1,685	—				—			10,427
Other current liabilities	15,188	9,529	—				—			24,717

Total current liabilities	323,467	172,326	45,928				—			541,721
Long-term debt, net of discount and deferred financing costs	672,581	235,502	59		(o	)	(205,000)	(j) (k	)	703,142
Asset retirement obligations	174,992	133,801	—				—			308,793
Liabilities from price risk management activities	18,781	3,085	—				—			21,866
Other long-term liabilities	103,559	5,891	—				—			109,450

Total liabilities	1,293,380	550,605	45,987				(205,000)			1,684,972

Talos Energy members’ equity	(54,087)	—	54,087		(p	)	—			—
Stone Energy common stock	—	200	(200)		(l	)	—			—
Stone Energy additional paid-in capital	—	555,607	(555,607)		(l	)	—			—
Stone Energy retained earnings	—	(247,639)	247,639		(l	)	—			—
Talos Energy common stock	—	—	542		(q	)	—			542
Talos Energy additional paid-in capital	—	—	504,618 660,239		(p (q	) )	102,000	(k	)	1,266,857
Talos Energy Accumulated deficit	—	—	(558,705 (45,928	) )	(p (n	) )	—			(604,633)

Total members’ / stockholders’ equity	(54,087)	308,168	306,685				102,000			662,766

Total liabilities and equity	$1,239,293	$858,773	$352,672				$(103,000)			$2,347,738

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

Note 1—Basis of Presentation

Overview

The unaudited pro forma condensed combined financial statements of New Talos present the combination of the historical financial information of Talos Energy and Stone Energy adjusted to give effect to the Transactions. Additionally, the Stone Energy historical financial information was adjusted to give effect to an asset disposition and their emergence from bankruptcy. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2017 combines the historical consolidated statements of operations of Talos Energy and Stone Energy, giving effect to the Transactions, asset disposition and emergence from bankruptcy as if they had been consummated on January 1, 2017. The unaudited pro forma condensed combined balance sheet combines the historical condensed consolidated balance sheets of Talos Energy and Stone Energy as of December 31, 2017, giving effect to the Transactions as if Closing had occurred on December 31, 2017. The Transactions and other adjustments are described in Note 2—Pro Forma Adjustments and Assumptions to these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) Stone Energy’s historical consolidated financial statements and related notes for the year ended December 31, 2017, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this consent solicitation statement/prospectus and (ii) Talos Energy’s historical consolidated financial statements and related notes for the year ended December 31, 2017, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talos Energy” included elsewhere in this consent solicitation statement/prospectus.

Certain reclassifications have been made to the Stone Energy historical financial statements to reflect the comparability of financial information. However, the pro forma condensed combined financial statements may not reflect all adjustments necessary to conform the accounting policies of Stone Energy to those of Talos Energy due to the limitations on the availability of information as of the date of this consent solicitation statement/prospectus.

The pro forma adjustments represent management’s estimates based on information available as of the date of this consent solicitation statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Transactions that are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, Closing the Transactions are not included in the pro forma statements of operations. However, the impact of such transaction expenses is reflected in the pro forma balance sheet as an increase to accumulated deficit and an increase to accounts payable.

Preliminary Estimated Purchase Price

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with Talos Energy as the accounting acquirer of Stone Energy. Under the acquisition method of accounting, the purchase price is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. Talos Energy has not completed the detailed valuation studies necessary to compute the fair value estimates of Stone Energy’s assets acquired and liabilities assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Stone Energy’s accounting policies to Talos Energy’s accounting policies. New Talos expects to complete the purchase price allocation after considering the appraisal of Stone Energy’s assets at the level of detail necessary to finalize the required purchase price allocation, which will be no later than one year from Closing. The purchase price utilized in the allocation will be based on the closing price of Stone Energy common stock and common stock warrants immediately prior to Closing. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation may be different than that reflected in the preliminary pro forma purchase price allocation presented herein, and this difference may be material. The pro forma purchase price allocation is preliminary and was based on an estimate of the fair values of the tangible and intangible assets and liabilities related to Stone Energy and the closing price of Stone Energy common stock of $32.16 and common stock warrants of $5.00 on December 29, 2017.

The following table summarizes the preliminary estimate of the purchase price (in thousands, except per share data):

Stone Energy common stock—issued and outstanding as of December 31, 2017(1):	19,998
Stone Energy common stock price(1)	$32.16
Common stock value	$643,136

Stone Energy common stock warrants	3,529
Stone Energy common stock warrant price(1)	$5.00
Common stock warrants value	$17,645

Total consideration and fair value	$660,781

(1)	The final purchase price will be based on the fair value of the issued and outstanding shares of Stone Energy common stock and Stone Energy common stock warrants as of the Closing Date. The estimated fair value of Stone Energy common stock and common stock warrants is based on their respective closing prices as of December 29, 2017, which will be adjusted as of the final Closing Date. A 10% increase or decrease in the trading price of the Stone Energy common stock and common stock warrants would increase or decrease the total purchase price by approximately $66.1 million, respectively. The potential change in the purchase price will likely affect the value allocated to property and equipment as the value of the underlying estimated oil and natural gas reserve volumes is dependent upon commodity prices on the Closing Date.

Preliminary Estimated Purchase Price Allocation

The following table summarizes the allocation of the preliminary estimate of the purchase price to the assets acquired and liabilities assumed (in thousands):

Stone Energy fair values:
Current assets	$365,772
Property and equipment	795,349
Other long-term assets	50,324
Current liabilities	(172,326)
Long-term debt	(235,561)
Other long-term liabilities	(142,777)

Total consideration and fair value	$660,781

Note 2—Pro Forma Adjustments and Assumptions

The following adjustments and assumptions were made in the preparation of the unaudited pro forma condensed combined statements of operations:

(a)	Reflects the pro forma impact of Stone Energy’s sale of approximately 86,000 net acres in the Appalachian regions of Pennsylvania and West Virginia (collectively, the “ Appalachia Properties”),

on February 27, 2017, to EQT Corporation, through its wholly owned subsidiary EQT Production Company. The divestiture adjustments eliminate the revenue, total lease operating expense, workover / maintenance expense and depletion of oil and gas properties directly attributable to the Appalachia Properties as if the sale occurred on January 1, 2017. The pro forma adjustment also eliminates accretion expense attributable to asset retirement obligations for the Appalachia Properties as well as the gain on the disposition.

(b)	Reflects the elimination of reorganization items for liabilities settled, net of amounts incurred, subsequent to the Stone Energy Chapter 11 of Title 11 bankruptcy filing, as a direct result of Stone Energy’s Second Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 28, 2016 (the “Plan”). The Plan became effective on February 28, 2017, on which date Stone Energy emerged from bankruptcy.

(c)	Reflects changes in depletion that would have been recorded with respect to the allocated fair values attributable to proved oil and natural gas properties acquired as a result of the application of the full cost method of accounting for oil and natural gas activities following the Transactions. The pro forma depletion rates for the year ended December 31, 2017 were estimated using the proved property amounts based on the preliminary purchase price allocation and estimates of reserves at December 31, 2017, adjusted for actual production. The pro forma depletion rates were applied to production volumes for the Talos Energy and Stone Energy properties for the respective periods.

(d)	Reflects the elimination of the ceiling test write-down of oil and natural gas properties recognized by Stone Energy as a result of a pro forma ceiling test calculation. The pro forma ceiling test calculation was performed using the pro forma combined present value of future net revenues from proved reserves discounted at 10%, plus the estimated fair value of combined unproved oil and natural gas properties based on the preliminary purchase price allocation. For the year ended December 31, 2017, there would have been no ceiling test write-down on oil and natural gas properties recognized when considering the combined proved oil and natural gas properties.

(e)	Reflects the pro forma adjustment to accretion expense on the combined asset retirement obligation calculated using Talos Energy’s credit-adjusted risk-free interest rates.

(f)	Reflects the elimination of direct, incremental costs of the Transactions, which are already reflected in the historical financial statements of Talos Energy and Stone Energy during the year ended December 31, 2017.

(g)	Reflects a net impact of zero related to the acquired deferred taxes associated with the business combination on the pro forma adjustments described herein, based on a blended federal and state statutory income tax rate of 21%. Based upon all available evidence, it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance is recorded to reduce the combined deferred tax asset balance to zero. The change in tax status is reflected in the pro forma condensed combined statement of operations and balance sheet. The overall impact is zero. Adjustments to the valuation allowance were recorded to offset the net changes of the deferred tax asset of the combined deferred taxes of Talos Energy and Stone Energy.

(h)

Reflects an increase in interest expense associated with (i) the increase in coupon for the exchanged 2022 Secured Notes and (ii) the interest expense capitalized by Stone Energy based on review of the Stone Energy and Talos Energy accounting policies, partially offset by (iii) the Sponsor Debt Exchange whereby the Apollo Funds and the Riverstone Funds will contribute $102 million in aggregate principal amount of their 2022 Senior Notes to New Talos for shares of New Talos common stock and (iv) the $103 million reduction in the outstanding borrowings on the pro forma revolving line of credit after giving effect to the consummation of the Transactions (see (j) below). The following table separately quantifies each adjustment made to interest expense presented in the pro forma financial statements (in thousands):

Change in 2022 Secured Notes coupon rate (i)	$13,398
Stone Energy capitalized interest (ii)	6,451
Equitize 2022 Senior Notes (iii)	(11,220)
Revolving line of credit (iv)	(1,630)

Interest expense pro forma adjustment	$6,999

Interest on borrowings under the pro forma revolving line of credit is based on a current rate of 4.82%. These borrowings bear interest at variable rates and are subject to interest rate risk. A 1/8% change to the interest rate would result in a change in interest expense related to variable rate financing of $0.5 million for the year ended December 31, 2017.

(i)	The weighted average basic and diluted shares of common stock outstanding was calculated assuming that shares of Stone Energy common stock outstanding as of December 31, 2017 (19,998,019 shares) and the vesting of Stone Energy restricted stock units (39,828 shares, net of shares withheld for taxes) will constitute the number of shares of New Talos that will equal the Stone Energy stockholders’ expected ownership of 37% in New Talos. The table below illustrates the share for share exchange of shares of Stone Energy common stock for shares of New Talos common stock and the issuance of shares of New Talos common stock to Talos Energy stakeholders (in thousands).

	New Talos Shares at Closing	Percent Ownership
Stone Energy stockholders	19,998
Stone Energy unvested restricted stock units	40
Total Stone Energy shares exchanged	20,038	37%

Talos Energy stakeholders	34,119	63%
Total New Talos shares issued	54,157

The following adjustments and assumptions were made in the preparation of the unaudited pro forma condensed combined balance sheet:

(j)	Reflects the use of $103 million of cash to reduce outstanding borrowings on the pro forma revolving line of credit, after giving effect to the consummation of the Transactions as a condition precedent of the pro forma revolving line of credit.

(k)	Reflects the Sponsor Debt Exchange of $102 million in aggregate principal amount of their 2022 Senior Notes to New Talos for shares of New Talos common stock.

(l)	To eliminate the historical Member’s equity of Talos Energy and the historical stockholders’ equity of Stone Energy in conjunction with the issuance of New Talos common stock upon Closing.

(m)	Adjustments necessary to reflect assets and liabilities at their estimated fair values as discussed in Note 1—Basis of Presentation—Preliminary Estimated Purchase Price Allocation.

(n)	Reflects adjustments to accounts payable to include estimated transaction costs totaling $45.9 million, inclusive of severance and retention costs, which are offset as an increase to accumulated deficit. These costs represent direct, incremental costs of the Transactions, which are not yet reflected in the historical financial statements of Talos Energy and Stone Energy. The adjustment does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined.

(o)	Reflects the adjustment to eliminate deferred financing costs related to Stone Energy’s building loan.

(p)	Reflects a change in financial statement presentation of Talos Energy Members’ equity to illustrate the underlying components of accumulated deficit and additional paid-in capital.

(q)	Reflects the adjustment to Talos Energy common stock and additional paid-in capital for the combined company. The Talos Energy common stock reflects the par value of the Stone Energy common stock exchanged in the business combination and the number of shares issued in the business combination. See pro forma adjustment (i) for information on the number of shares outstanding at Closing. The adjustment to the Talos Energy additional paid-in capital reflects the fair value of Stone Energy reduced by the par value of the common stock outstanding upon Closing.

Note 3—Pro Forma Supplemental Oil and Natural Gas Reserve Information

The following schedules reflect Talos Energy and Stone Energy’s combined supplemental information regarding oil and natural gas producing activities, giving effect to the Transactions as if Closing had occurred on January 1, 2017. The following estimates of proved oil and natural gas reserves, both developed and undeveloped, represent combined estimated quantities of crude oil and natural gas, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and natural gas reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped oil and natural gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which relatively minor expenditures are required for completion.

As described in tickmark (a) of Note 2—Pro Forma Adjustments and Assumptions, proved reserves related to the divestiture of Stone Energy’s Appalachia Properties have been excluded from the following schedules.

There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production, the amount and timing of development expenditures and underlying future cash flows, including many factors beyond the property owner’s control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil, natural gas and NGLs that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree subjective, the quantities of oil, natural gas and NGLs that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil, natural gas and NGLs sales prices may each differ from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. The standardized measure shown below represents estimates only and should not be construed as the current market value of the estimated oil, natural gas and NGL reserves.

Pro Forma Estimated Quantities of Proved Oil, Natural Gas and NGL Reserves

The following table presents pro forma estimated proved reserves at the net ownership interest:

	Talos Energy Historical				Stone Energy Historical
	Oil (MBbls)	Gas (MMcf)	NGL (MBbls)	MBoe	Oil (MBbls)	Gas (MMcf)	NGL (MBbls)	MBoe
Total proved reserves at December 31, 2016	72,366	150,604	6,236	103,702	22,384	61,088	2,822	35,388
Revision of previous estimate	(2,673)	(15,860)	250	(5,067)	4,512	(1,790)	(36)	4,176
Production	(7,048)	(16,308)	(706)	(10,472)	(5,020)	(9,182)	(481)	(7,031)
Extensions and discoveries	10,159	9,220	767	12,462	—	—	—	—

Total proved reserves at December 31, 2017	72,804	127,656	6,547	100,625	21,876	50,116	2,305	32,533

Total proved developed reserves at December 31, 2017	37,460	77,577	3,315	53,704	20,275	37,946	1,689	28,288

	Pro Forma Combined
	Oil (MBbls)	Gas (MMcf)	NGL (MBbls)	MBoe
Total proved reserves at December 31, 2016	94,750	211,692	9,058	139,090
Revision of previous estimate	1,839	(17,650)	214	(891)
Production	(12,068)	(25,490)	(1,187)	(17,503)
Extensions and discoveries	10,159	9,220	767	12,462

Total proved reserves at December 31, 2017	94,680	177,772	8,852	133,158

Total proved developed reserves at December 31, 2017	57,735	115,523	5,004	81,992

New Talos reserves at December 31, 2017 decreased by 5.9 MMBoe to 133.2 MMBoe from 139.1 MMBoe, a 4% decrease. The change was primarily due to:

Revisions of Previous Estimates. Talos Energy’s estimated proved reserves were reduced by 5.1 MMBoe due to negative performance revisions offset by 4.2 MMBoe positive well performance revisions for Stone Energy’s estimated proved reserves in the Gulf of Mexico.

Extensions and Discoveries. Talos Energy added 12.5 MMBoe of estimated proved reserves from extensions and discoveries primarily from the successful drilling of the Tornado exploration well in the Phoenix Field located in Green Canyon 281.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves

The following table reflects the pro forma standardized measure of discounted future net cash flows at the net ownership interest in proved oil, natural gas and NGL reserves (in thousands):

	December 31, 2017
	Talos Energy Historical	Stone Energy Historical	Pro Forma Combined
Future cash inflows	$4,308,863	$1,264,809	$5,573,672
Future costs:
Production	(815,509)	(497,538)	(1,313,047)
Development and abandonment	(823,164)	(431,752)	(1,254,916)

Future net cash flows before income taxes	2,670,190	335,519	3,005,709
Future income tax expense	—	—	—

Future net cash flows	2,670,190	335,519	3,005,709
Discount at 10% annual rate	(862,521)	57,591	(804,930)

Standardized measure of discounted future net cash flows	$1,807,669	$393,110	$2,200,779

Future cash inflows are computed by applying the appropriate average 12 month commodity prices as based on the price of oil, natural gas and NGLs on the first day of each month during the year, adjusted for location and quality differentials on a property-by-property basis, to year-end quantities of proved reserves. See the following table for base prices used in determining the standardized measure:

	Year Ended December 31, 2017
	Talos Energy Historical	Stone Energy Historical
Oil price per Bbl	$51.36	$50.05
Natural gas price per Mcf	$3.20	$2.34
NGL price per Bbl	$24.64	$22.90

Pro Forma Changes in Standardized Measure of Discounted Future Net Cash Flows

Principal changes in the pro forma standardized measure of discounted future net cash flows attributable to the proved oil, natural gas, and NGL reserves are as follows (in thousands):

	Year Ended December 31, 2017
	Talos Energy Historical	Stone Energy Historical	Pro Forma Combined
Standardized measure, beginning of year	$1,336,035	$231,525	$1,567,560
Changes during the year:
Sales, net of production	(288,942)	(201,768)	(490,710)
Net change in prices and production costs	555,100	83,647	638,747
Changes in future development costs	(156,282)	108,867	(47,415)
Development costs incurred	146,687	—	146,687
Accretion of discount	133,603	52,901	186,504
Extensions and discoveries	328,565	—	328,565
Net change due to revision of quantity estimates	(113,629)	133,011	19,382
Changes in production rates (timing) and other	(133,468)	(15,073)	(148,541)

Total	471,634	161,585	633,219

Standardized measure, end of year	$1,807,669	$393,110	$2,200,779

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

The rights of the Stone Energy stockholders under the DGCL, the amended and restated certificate of incorporation of Stone Energy (sometimes referred to as “Stone Energy’s certificate of incorporation”), and the second amended and restated bylaws of Stone Energy (sometimes referred to as “Stone Energy’s bylaws”) prior to the completion of the Transactions are different from the rights that they will have as the New Talos stockholders immediately following the completion of the Transactions under the DGCL, the New Talos Charter, the New Talos Bylaws, and the Stockholders’ Agreement. Below is a summary of the material differences between the current rights of the Stone Energy stockholders and the rights those stockholders will have as the New Talos stockholders immediately following the Transactions. The summary in the following chart does not purport to be complete, and it does not identify all differences that may, under certain situations, be material to stockholders and is subject in all respects by, and qualified by reference to, the DGCL, Stone Energy’s certificate of incorporation, Stone Energy’s bylaws, the New Talos Charter, the New Talos Bylaws and the Stockholders’ Agreement, which is incorporated into the New Talos Charter. You are encouraged to read such documents and the DGCL carefully. For additional details on the terms of the Stockholders’ Agreement, see “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Copies of Stone Energy’s certificate of incorporation and Stone Energy’s bylaws are incorporated by reference into this consent solicitation statement/prospectus and will be sent to the Stone Energy stockholders upon request. Forms of the New Talos Charter and the New Talos Bylaws which will be in effect at Closing are attached as Annex B and Annex C, respectively, to this consent solicitation statement/prospectus. See “Where You Can Find Additional Information” beginning on page 278 of this consent solicitation statement/prospectus.

New Talos Stockholder Rights	Stone Energy Stockholder Rights
Authorized Capital Stock

New Talos will be authorized to issue:

•  270,000,000 shares of New Talos common stock.

•  30,000,000 shares of Preferred Stock.

The New Talos Board will be authorized to issue the Preferred Stock in one or more series.

Stone Energy is authorized to issue:

•   60,000,000 shares of common stock, of which 19,998,701 were issued and outstanding as of March 28, 2018.

•   5,000,000 shares of preferred stock, of which none are issued and outstanding.

Dividends

Under the New Talos Charter, the New Talos Board may, in its discretion, declare and pay dividends on the New Talos common stock.	Under Stone Energy’s certificate of incorporation, the Stone Energy Board may, in its discretion, declare and pay dividends on the Stone Energy common stock.

Voting Rights

Under the New Talos Charter, each outstanding share of New Talos common stock entitles the holder thereof to one vote on each matter properly submitted to the New Talos stockholders; provided that the holders of New Talos common stock shall not be entitled to vote on any amendment to the New Talos Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are	Under Stone Energy’s certificate of incorporation, each outstanding share of Stone Energy common stock entitles the holder thereof to one vote on each matter properly submitted to the Stone Energy stockholders; provided that the holders of Stone Energy common stock shall not be entitled to vote on any amendment to Stone Energy’s certificate of incorporation that relates solely to the terms of one or

New Talos Stockholder Rights	Stone Energy Stockholder Rights
entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the New Talos Charter or the DGCL.	more outstanding series of Stone Energy preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Stone Energy’s certificate of incorporation or the DGCL.

Quorum

Under the New Talos Bylaws, unless otherwise required by law, the presence, in person or by proxy, at a stockholder meeting of the holders of shares of outstanding capital stock of New Talos representing a majority of the voting power of all outstanding shares of capital stock of New Talos entitled to vote at such meeting constitutes a quorum, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series constitutes a quorum of such class or series.	Under Stone Energy’s bylaws, unless otherwise required by law, the holders of a majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, present in person or represented by proxy, constitutes a quorum.

Stockholder Rights Plans

New Talos is not a party to a stockholder rights plan.	Stone Energy is not a party to a stockholder rights plan.

Number of Directors

The New Talos Bylaws provide that the New Talos Board will consist of ten directors until Section 3.1 of the Stockholders’ Agreement expires. After Section 3.1 of the Stockholders’ Agreement expires, the number of directors will be fixed pursuant to a resolution of the a majority of the total number of authorized directors of New Talos, provided that in no event shall there be less than three or more than thirteen directors on the New Talos Board. Immediately following Closing, the New Talos Board will be comprised of six appointees from Talos (including Timothy S. Duncan, the Chief Executive Officer of Talos) and four former directors of Stone Energy (including the Chairman of the New Talos Board). The Chairman of the New Talos Board must be a Company Independent Director elected by a majority of the total number of authorized directors of New Talos until the second annual meeting of stockholders.

Under the Stockholders’ Agreement, the Apollo Funds and the Riverstone Funds will have the right to designate six nominees to the New Talos Board so long as they each meet certain ownership criteria. Successors

Stone Energy’s bylaws provide that the Stone Energy Board will consist of seven directors or such other number as may be determined by resolution of the Stone Energy Board, provided that in no event shall there be less than three or more than thirteen directors.

New Talos Stockholder Rights	Stone Energy Stockholder Rights
to the Stone Energy directors will be designated by the Governance & Nominating Committee. The Governance & Nominating Committee must have a majority of Company Independent Directors. See “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Classes of Directors

Under the New Talos Charter and Bylaws, the New Talos Board will be divided into three classes. Each director will serve for staggered three-year terms; provided, that each director initially appointed to Class I will serve for a term expiring at New Talos’s annual meeting held in 2019, each director initially appointed to Class II will serve for a term expiring at New Talos’s annual meeting held in 2020, and each director initially appointed to Class III will serve for a term expiring at New Talos’s annual meeting held in 2021.	Under Stone Energy’s bylaws, the members of the Stone Energy Board are elected annually.

Filling Vacancies on the Board of Directors

Under the New Talos Charter, any vacancy or newly created directorship, however occurring, shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, by a sole remaining director, or by a committee of the New Talos Board authorized to fill any such vacancies or newly created directorships, except as required by law, and shall not be filled by the New Talos stockholders; provided, however, that in the event a Talos director ceases to serve as a director for any reason, the vacancy shall be filled by either the person entitled to designate a successor New Talos director pursuant to the Stockholders’ Agreement or by the New Talos Board with a substitute individual who is designated and appointed by the same person who designated the former Talos director, in each case so long as the nominee is subject to nomination pursuant to the Stockholders’ Agreement. A director elected to fill a vacancy shall serve for a term expiring at the next election of the class for which such director shall have been chosen.

Under the Stockholders’ Agreement, (i) so long as the Apollo Funds meet certain ownership criteria, any vacancy created by a director who had been designated by the Apollo Funds will be filled by the New Talos Board with a director designated by the Apollo Funds, (ii) so long as the Riverstone Funds meet certain

Under Stone Energy’s bylaws, vacancies resulting from death, resignation, retirement, disqualification, removal or other cause may be filled by a majority vote of the Stone Energy stockholders at any annual or special meeting of stockholders; provided, however, that if a vacancy is not filled by a majority vote of the Stone Energy stockholders at the meeting immediately following the vacancy, the vacancy shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. In addition, under Stone Energy’s bylaws, newly created directorships resulting from any increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

New Talos Stockholder Rights	Stone Energy Stockholder Rights
ownership criteria, any vacancy created by a director who had been designated by the Riverstone Funds will be filled by the New Talos Board with a director designated by the Riverstone Funds and (iii) any vacancy created by a director who was not designated by the Apollo Funds or the Riverstone Funds will be filled by the Governance & Nominating Committee with a director who satisfies certain independence criteria. See “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Removal of Directors

Under the New Talos Charter, subject to the terms of the Stockholders’ Agreement, directors may be removed only for cause and only by the affirmative vote of the New Talos stockholders that together hold at least 66 2/3% of the outstanding shares of New Talos.

Under the Stockholders’ Agreement, Company Independent Directors may only be removed at stockholder meetings and cannot be removed by consent in lieu of a stockholder meeting. See “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Under Stone Energy’s bylaws, any director or the entire Stone Energy Board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote thereon.

Director Nominations by Stockholders

Under the New Talos Bylaws, nominations of persons for election to the New Talos Board may be made at an annual or a special meeting of stockholders. At an annual meeting, nominations of persons for election to the New Talos Board may be made (i) pursuant to New Talos’s notice of meeting, (ii) by or at the direction of the New Talos Board or (iii) by any New Talos stockholder who (a) was a stockholder of record at the time of giving of notice and at the time of the annual meeting, (b) is entitled to vote at the annual meeting and (c) complies with the notice procedures and form requirements set forth in the New Talos Bylaws. The Talos directors are not subject to these provisions so long as the Stockholders’ Agreement is in effect.

At a special meeting, nominations of persons for election to the New Talos Board may be made pursuant to New Talos’s notice of meeting (i) by or at the direction of the New Talos Board or (ii) provided that the New Talos Board has determined that directors will be elected at such meeting, by any stockholder of

Under Stone Energy’s bylaws, nominations of persons for election to the Stone Energy Board may be made at an annual or a special meeting of stockholders. At an annual meeting, nominations of persons for election to the board of directors may be made (i) pursuant to Stone Energy’s notice of meeting, (ii) by or at the direction of the board of directors or (iii) by any Stone Energy stockholder who (a) was a stockholder of record at the time of giving of notice and at the time of the annual meeting, (b) is entitled to vote at the annual meeting and (c) complies with the notice procedures set forth in Stone Energy’s bylaws. At a special meeting, nominations of persons for election to the board of directors may be made pursuant to Stone Energy’s notice of meeting (i) by or at the direction of the board of directors or (ii) provided that the board of directors has determined that directors will be elected at such meeting, by any stockholder of Stone Energy who (a) is a stockholder of record at the time of giving of notice and at the time of the special

New Talos Stockholder Rights	Stone Energy Stockholder Rights

New Talos who (a) is a stockholder of record at the time of giving of notice and at the time of the special meeting, (b) is entitled to vote at the special meeting and (c) complies with the notice procedures and form requirements set forth in the New Talos Bylaws. To be timely, notice must be delivered to the Secretary at the principal executive offices of New Talos (i) with respect to an election to be held at the annual meeting of stockholders, not earlier than the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the 100th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement is first made by New Talos or (ii) with respect to an election to be held at a special meeting of stockholders, not earlier than the 120th day prior to the date of the special meeting and not later than the later of the 100th day prior to the date of the special meeting or, if the first public announcement of the date of the special meeting is less than 100 days prior to the date of the special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the New Talos Board to be elected at such meeting.

A stockholder’s nomination of person(s) for election or re-election to the New Talos Board must set forth (i) the name and address of the stockholder, (ii) (a) the class or series and number of shares of New Talos which are, directly or indirectly, owned beneficially and of record by the stockholder and beneficial owner, (b) any Derivative Instrument, as defined in the New Talos Bylaws, directly or indirectly owned beneficially by the stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of New Talos, (c) any proxy, contract, arrangement, understanding, or relationship pursuant to which the stockholder has a right to vote any shares of any security of New Talos, (d) any short interest in any security of New Talos, (e) any rights to dividends on the shares of New Talos owned beneficially by the stockholder that are separated or separable from the underlying shares of New Talos, meeting, (b) is entitled to vote at the special meeting and (c) complies with the notice procedures set forth in Stone Energy’s bylaws. To be timely, notice must be delivered to the Secretary at the principal executive offices of Stone Energy (i) with respect to an election to be held at the annual meeting of stockholders, not earlier than the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the 100th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement is first made by Stone Energy or (ii) with respect to an election to be held at a special meeting of stockholders, not earlier than the 120th day prior to the date of the special meeting and not later than the later of the 100th day prior to the date of the special meeting or, if the first public announcement of the date of the special meeting is less than 100 days prior to the date of the special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Stone Energy Board to be elected at such meeting.

A stockholder’s nomination of person(s) for election or re-election to the Stone Energy Board must set forth (i) the name and address of the stockholder, (ii) (a) the class or series and number of shares of Stone Energy which are, directly or indirectly, owned beneficially and of record by the stockholder and beneficial owner, (b) any Derivative Instrument, as defined in Stone Energy’s bylaws, directly or indirectly owned beneficially by the stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of Stone Energy, (c) any proxy, contract, arrangement, understanding, or relationship pursuant to which the stockholder has a right to vote any shares of any security of Stone Energy, (d) any short interest in any security of Stone Energy, (e) any rights to dividends on the shares of Stone Energy owned beneficially by the stockholder that are separated or separable from the underlying

New Talos Stockholder Rights	Stone Energy Stockholder Rights

(f) any proportionate interest in shares of New Talos or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which the stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (g) any performance-related fees (other than an asset-based fee) that the stockholder is entitled to based on any increase or decrease in the value of shares of New Talos or Derivative Instruments as of the date of such notice, including without limitation any such interests held by members of the stockholder’s immediate family sharing the same household, (iii) any other information relating to the stockholder and beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act, (iv) all information about each proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected), and (v) a description of all direct and indirect compensation and other material financial or monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between the stockholder and beneficial owner and their respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation all biographical and related party transaction and other information that would be required to be disclosed pursuant to the federal and state securities laws if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant.

The notice must also include a signed questionnaire with respect to the background and qualification of the nominee and a written representation and agreement that, among other things, (i) the nominee is not a party to a Voting Commitment, as defined in the New Talos Bylaws, that has not been disclosed or that could limit or interfere with such person’s fiduciary duties if elected, (ii) is not and will not become a party to any undisclosed shares of Stone Energy, (f) any proportionate interest in shares of Stone Energy or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which the stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (g) any performance-related fees (other than an asset-based fee) that the stockholder is entitled to based on any increase or decrease in the value of shares of Stone Energy or Derivative Instruments as of the date of such notice, including without limitation any such interests held by members of the stockholder’s immediate family sharing the same household, (iii) any other information relating to the stockholder and beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act, (iv) all information about each proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected), and (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between the stockholder and beneficial owner and their respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation all biographical and related party transaction and other information that would be required to be disclosed pursuant to the federal and state securities laws if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant.

The notice must also include a signed questionnaire with respect to the background and qualification of the nominee and a written representation and agreement that, among other things, (i) the nominee is not a party to a Voting Commitment, as defined in Stone Energy’s bylaws, that has not been disclosed or

New Talos Stockholder Rights	Stone Energy Stockholder Rights
agreement, arrangement or understanding with respect to compensation, reimbursement or indemnification in connection with service or action as a director and (iii) such person, if elected, would be in compliance with New Talos’s publicly disclosed guidelines.	that could limit or interfere with such person’s fiduciary duties if elected, (ii) is not and will not become a party to any undisclosed agreement, arrangement or understanding with respect to compensation, reimbursement or indemnification in connection with service or action as a director and (iii) such person, if elected, would be in compliance with Stone Energy’s publicly disclosed guidelines.

Stockholder Proposals

Under the New Talos Bylaws, stockholders may propose business to be brought before an annual meeting. To be properly brought before an annual meeting, business must be made (i) pursuant to New Talos’s notice of meeting, (ii) by or at the direction of the New Talos Board or (iii) by any New Talos stockholder who (a) was a stockholder of record at the time of giving of notice and at the time of the annual meeting, (b) is entitled to vote at the annual meeting and (c) complies with the notice procedures and form requirements set forth in the New Talos Bylaws. If business is brought by a stockholder, such stockholder must comply with the notice procedures in the New Talos Bylaws.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to Secretary of New Talos. To be timely, notice must be delivered to the Secretary at the principal executive offices of New Talos not earlier than the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the 100th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement is first made by New Talos.

A stockholder’s notice for proposed business must set forth (i) the name and address of the stockholder, (ii) (a) the class or series and number of shares of New Talos which are, directly or indirectly, owned beneficially and of record by the stockholder and beneficial owner, (b) any Derivative Instrument, as defined in the New Talos Bylaws, directly or indirectly owned beneficially

Under Stone Energy’s bylaws, stockholders may propose business to be brought before an annual meeting. To be properly brought before an annual meeting, business must be made (i) pursuant to Stone Energy’s notice of meeting, (ii) by or at the direction of the board of directors or (iii) by any Stone Energy stockholder who (a) was a stockholder of record at the time of giving of notice and at the time of the annual meeting, (b) is entitled to vote at the annual meeting and (c) complies with the notice procedures set forth in Stone Energy’s bylaws. If business is brought by a stockholder, such stockholder must comply with the notice procedures in Stone Energy’s bylaws.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to Secretary of Stone Energy. To be timely, notice must be delivered to the Secretary at the principal executive offices of Stone Energy not earlier than the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the 100th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement is first made by Stone Energy.

A stockholder’s notice for proposed business must set forth (i) the name and address of the stockholder, (ii) (a) the class or series and number of shares of Stone Energy which are, directly or indirectly, owned beneficially and of record by the stockholder and beneficial owner, (b) any Derivative Instrument, as

New Talos Stockholder Rights	Stone Energy Stockholder Rights
by the stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of New Talos, (c) any proxy, contract, arrangement, understanding, or relationship pursuant to which the stockholder has a right to vote any shares of any security of New Talos, (d) any short interest in any security of New Talos, (e) any rights to dividends on the shares of New Talos owned beneficially by the stockholder that are separated or separable from the underlying shares of New Talos, (f) any proportionate interest in shares of New Talos or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which the stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (g) any performance-related fees (other than an asset-based fee) that the stockholder is entitled to based on any increase or decrease in the value of shares of New Talos or Derivative Instruments as of the date of such notice, including without limitation any such interests held by members of the stockholder’s immediate family sharing the same household, (iii) any other information relating to the stockholder and beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to Section 14 of the Exchange Act, (iv) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of the stockholder and beneficial owner in such business, and (v) a description of all agreement, arrangements and understandings between the stockholder and beneficial owner, if any, and any other person in connection with the proposal of business by the stockholder.	defined in Stone Energy’s bylaws, directly or indirectly owned beneficially by the stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of Stone Energy, (c) any proxy, contract, arrangement, understanding, or relationship pursuant to which the stockholder has a right to vote any shares of any security of Stone Energy, (d) any short interest in any security of Stone Energy, (e) any rights to dividends on the shares of Stone Energy owned beneficially by the stockholder that are separated or separable from the underlying shares of Stone Energy, (f) any proportionate interest in shares of Stone Energy or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which the stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (g) any performance-related fees (other than an asset-based fee) that the stockholder is entitled to based on any increase or decrease in the value of shares of Stone Energy or Derivative Instruments as of the date of such notice, including without limitation any such interests held by members of the stockholder’s immediate family sharing the same household, (iii) any other information relating to the stockholder and beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to Section 14 of the Exchange Act, (iv) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of the stockholder and beneficial owner in such business, and (v) a description of all agreement, arrangements and understandings between the stockholder and beneficial owner, if any, and any other person in connection with the proposal of business by the stockholder.

Stockholder Action by Written Consent

The New Talos Charter and Bylaws permit action being taken by written consent in lieu of a meeting until the Apollo Funds and the Riverstone Funds (sometimes collectively referred to as the “Principal Stockholders”) collectively own 50% or less of the outstanding shares of New Talos common stock. Under Delaware law and the New Talos Bylaws, any corporate action required or permitted to be taken at any meeting of stockholders may instead be taken without a meeting, without prior	Stone Energy’s certificate of incorporation and bylaws permit action being taken by written consent in lieu of a meeting. Under Delaware law, any action required or permitted to be taken at any meeting of stockholders may instead be taken without a meeting, without prior notice and without a vote if a written consent to the action is signed by the stockholders representing the number of shares necessary to take the action at a meeting at which all shares entitled to

New Talos Stockholder Rights	Stone Energy Stockholder Rights
notice and without a vote if a written consent setting forth the action is signed by the stockholders representing the number of shares necessary to take the action at a meeting at which all shares entitled to vote were present and voted and the written consent is delivered to New Talos’s registered office, its principal place of business or to an officer or agent of New Talos who has custody of the book in which the proceedings of stockholder meetings are recorded. Prompt notice of any action taken by less than a unanimous vote must be given to stockholders who did not sign the consent and who would have been entitled to notice of the meeting if the action had been taken at a meeting.	vote were present and voted. Prompt notice of any action taken by less than a unanimous vote must be given to stockholders who did not sign the consent and who would have been entitled to notice of the meeting if the action had been taken at a meeting.

Amendments to Certificate of Incorporation

Generally, the New Talos Charter may be amended, modified or repealed if the amendment, modification or repeal is approved by the New Talos Board and by the affirmative vote of the New Talos stockholders that together hold a majority of the outstanding shares of New Talos. Subject to the foregoing sentence and the rights of the holders of any series of Preferred Stock, the New Talos Charter may be amended as provided by the DGCL.	Stone Energy’s certificate of incorporation may be amended as provided by the DGCL. Under the DGCL, an amendment to a certificate of incorporation generally requires the approval of the Stone Energy Board and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment.

Amendments to Bylaws

The New Talos Bylaws may be adopted, amended, altered, modified or repealed by the approval of the New Talos Board, which must include the approval of a majority of the directors of New Talos then in office; provided, however, that the provisions in the New Talos Bylaws relating to board size, certain board votes to approve certain related party transactions and certain issuances of Preferred Stock, and the composition and authority of the Audit Committee and the Governance & Nominating Committee may not be amended, altered or repealed (and no provision inconsistent therewith shall be adopted) by the New Talos Board without the approval of either (i) all of the directors then in office or (ii) a majority of the directors then qualifying as Company Independent Directors. The New Talos Bylaws may also be adopted, amended or repealed by the affirmative vote of the stockholders that together hold at least 66 2/3% of the outstanding shares of New Talos; provided that until the Principal Stockholders collectively own 50% or less of the outstanding shares of New Talos common stock, any such modifications or amendments adopted by the New Talos stockholders are approved by the affirmative	Stone Energy’s bylaws may be amended or repealed by the affirmative vote of a majority of the Stone Energy Board or the affirmative vote of a majority of the outstanding stock of Stone Energy; provided, that the board of directors cannot amend or repeal any provision that was adopted, amended or repealed by the stockholders. In addition, certain provisions, as specified in Stone Energy’s bylaws, may only be amended or repealed by the affirmative vote of (i) a majority of the Stone Energy Board or (ii) holders of outstanding stock representing at least 66 2/3% of the voting power of the outstanding voting securities of Stone Energy.

New Talos Stockholder Rights	Stone Energy Stockholder Rights
vote of the stockholders that together hold a majority of the outstanding shares of New Talos.

Special Meetings of Stockholders

Under the New Talos Bylaws, except as otherwise provided by applicable law, special meetings may be called at any time by (i) the Chairman of the New Talos Board, (ii) the President, (iii) a majority of the New Talos Board, (iv) a majority of the executive committee (if any) or (v) the Secretary at the direction of a stockholder, or a group of stockholders, holding at least 25% of the capital stock of New Talos. The New Talos Bylaws also provide that the business to be transacted at any special meeting shall be limited to the purposes stated in the notice of the meeting.	Under Stone Energy’s bylaws, special meetings may be called at any time by (i) the Chairman of the Stone Energy Board, (ii) the President, (iii) a majority of the Stone Energy Board, (iv) a majority of the executive committee (if any) or (v) the Secretary at the direction of a stockholder, or a group of stockholders, holding at least 25% of the capital stock of Stone Energy. Stone Energy’s bylaws also provide that the business to be transacted at any special meeting shall be limited to the purposes stated in the notice of the meeting.

Limitation of Personal Liability of Directors

The New Talos Charter provides that, to the fullest extent permitted by the DGCL or any other Delaware law, as it exists or is hereafter amended, directors of New Talos shall not be personally liable to New Talos or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the duty of loyalty to New Talos or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.	Stone Energy’s certificate of incorporation provides that directors of Stone Energy shall not be liable to Stone Energy or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it exists ay hereafter be amended. The DGCL does not permit the elimination of liability (i) for any breach of the duty of loyalty to New Talos or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification

The New Talos Charter and Bylaws provide for the mandatory indemnification, to the fullest extent permitted by applicable law, as it exists or may hereafter be amended, of each person who was or is made a party to or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of New Talos, or while a director or officer of New Talos, is or was serving at the request of New Talos as a director, officer, employee or agent of another corporation or of a partnership, joint venture,	Stone Energy’s certificate of incorporation and bylaws provide for the mandatory indemnification, to the fullest extent permitted by applicable law, as it exists or may hereafter be amended, of each person who was or is made a party to or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of Stone Energy, or is or was serving or has agreed to serve at the request of Stone Energy as a director, officer, partner, venturer, proprietor, trustee,

New Talos Stockholder Rights	Stone Energy Stockholder Rights

trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving or having agreed to serve as a director, officer, employee or agent of New Talos, against all expenses, liability and loss (including without limitation, attorneys’ fees, judgments, fines, ERISA excise or similar taxes, punitive damages or penalties and amounts paid or to be paid in settlement) reasonably and actually incurred or suffered by such person in connection with such proceeding. However, except for proceedings to enforce rights to indemnification or advancement, New Talos will only indemnify any person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the New Talos Board.

In addition, the New Talos Charter and Bylaws provide for the advancement of reasonable expenses (including, without limitation, attorneys’ fees) reasonably incurred by any indemnified person; provided, however, that the person to whom expenses are advanced shall deliver to New Talos a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under the New Talos Bylaws and a written undertaking to repay all amounts advanced if it is ultimately determined that such indemnified person is not entitled to be indemnified.

employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving or having agreed to serve as a director, officer, employee or agent of Stone Energy, against all expenses, liability and loss (including without limitation, attorneys’ fees, judgments, fines, ERISA excise or similar taxes, punitive damages or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with such proceeding. However, except for proceedings to enforce rights to indemnification or advancement, Stone Energy will only indemnify any person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Stone Energy Board.

In addition, Stone Energy’s certificate of incorporation and bylaws provide for the advancement of reasonable expenses incurred by any indemnified person; provided, however, that the person to whom expenses are advanced shall deliver to Stone Energy a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under Stone Energy’s bylaws and a written undertaking to repay all amounts advanced if it is ultimately determined that such indemnified person is not entitled to be indemnified.

Related Party Transactions

Under the New Talos Bylaws and the Stockholders’ Agreement, New Talos will not enter into any related party transaction unless such transaction has been approved by a majority of the disinterested directors or a majority of the Audit Committee. Any related party transaction that is not approved by a majority of the disinterested directors or a majority of the Audit Committee must be approved by all of the directors then in office. With respect to any related party transaction involving the Apollo Funds or their affiliates, the Audit Committee may request that the Riverstone designees confirm that the Riverstone Funds and their affiliates do not have a material interest in the transaction and, if the	Stone Energy’s bylaws do not contain any such provisions or any similar provisions.

New Talos Stockholder Rights	Stone Energy Stockholder Rights
Audit Committee makes such a request, the Riverstone designees will not be considered disinterested directors until the Riverstone designees provide such confirmation. With respect to any related party transaction involving the Riverstone Funds or their affiliates, the Audit Committee may request that the Apollo designees confirm that the Apollo Funds and their affiliates do not have a material interest in the transaction and, if the Audit Committee makes such a request, the Apollo designees will not be considered disinterested directors until the Apollo designees provide such confirmation.

Corporate Opportunities

The New Talos Charter contains provisions which to the fullest extent permitted by law permit the Principal Stockholders and certain of their affiliates to engage in certain business activities (even if they are in competition with the activities of New Talos) and pursue corporate opportunities, and New Talos renounces any interest or expectancy in those opportunities. The New Talos Charter also provides waivers of claims, and indemnification and advancement rights in favor of the Principal Stockholders and certain of their affiliates in connection with those business activities and corporate opportunities.	Stone Energy’s certificate of incorporation does not contain any such provisions or any similar provisions.

Business Combinations

The New Talos Charter expressly states that New Talos shall not be governed by or subject to Section 203 of the DGCL.

The New Talos Charter does not contain any provision requiring a supermajority vote of stockholders for business combinations.

Stone Energy’s certificate of incorporation expressly states that Stone Energy shall not be governed by or subject to Section 203 of the DGCL.

Stone Energy’s certificate of incorporation does not contain any provision requiring a supermajority vote of stockholders for business combinations.

Forum for Adjudication of Disputes

The New Talos Charter provides that unless New Talos consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Talos, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of New Talos to New Talos or the New Talos stockholders, (iii) any action asserting a claim arising pursuant to any	Stone Energy’s certificate of incorporation does not contain any such provisions or any similar provisions.

New Talos Stockholder Rights	Stone Energy Stockholder Rights
provision of the DGCL, the New Talos Charter or the New Talos Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

Governance & Nominating Committee

The New Talos Bylaws provide for a Governance & Nominating Committee, which will be composed of a majority of Company Independent Directors until Section 3.1 of the Stockholders’ Agreement expires. The Governance & Nominating Committee will have the full power and authority of the New Talos Board to take any actions required or permitted to be taken by such committee pursuant to the Stockholders’ Agreement. Any action of the Governance & Nominating Committee may be taken by the affirmative vote of a simple majority of the members of such committee, and no greater vote will be imposed by resolution or action of the New Talos Board. The unanimous consent of the New Talos Board will be required to eliminate the Governance & Nominating Committee or to modify or limit the powers granted to the Governance & Nominating Committee.

Pursuant to the Stockholders’ Agreement, the Governance & Nominating Committee will have three directors, including at least two Company Independent Directors.

Stone Energy’s bylaws provide that the Stone Energy Board may, by resolution passed by a majority of the whole board, designate one or more committees. Any such committee shall have and may exercise such of the powers and authority of the Stone Energy Board in the management of the business and affairs of Stone Energy as may be provided by such resolution, subject to certain exceptions.

DESCRIPTION OF NEW TALOS CAPITAL STOCK

The following summary of the terms of the capital stock of New Talos is not meant to be complete and is qualified in its entirety by reference to the New Talos Charter and the New Talos Bylaws. Copies of the New Talos Charter and the New Talos Bylaws, substantially in the forms proposed to be effective as of the completion of the Transactions, are attached as Annexes B and C, respectively, to this consent solicitation statement/prospectus. In certain circumstances, the terms of such capital stock are modified by the Stockholders’ Agreement.

Authorized Capital Stock

Under the New Talos Charter, New Talos will have the authority to issue 300 million shares of stock, initially consisting of 270 million shares of New Talos common stock, par value $0.01 per share, and 30 million shares of blank check preferred stock, par value $0.01 per share (“Preferred Stock”).

New Talos Common Stock

New Talos Common Stock Outstanding

The shares of New Talos common stock issued pursuant to the Transactions will be duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of New Talos common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that New Talos may designate and issue in the future. On completion of the Transactions, it is expected that approximately 54.2 million shares of New Talos common stock will be issued and outstanding. The shares of New Talos common stock may be certificated or uncertificated.

Voting Rights

Holders of New Talos common stock will be entitled to one vote for each share of New Talos common stock held.

Holders of New Talos common stock will not be entitled to vote on any amendment to the New Talos Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote on such terms pursuant to the New Talos Charter or the DGCL.

The New Talos Charter will provide that, subject to the rights of the holders of any series of Preferred Stock or any resolution providing for the issuance of such series of stock adopted by the New Talos Board, the number of authorized shares of either New Talos common stock or Preferred Stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power.

The New Talos Bylaws will provide that, subject to the rights of the holders of any series of Preferred Stock, each director of the New Talos Board will be elected by the vote of a majority of the votes cast affirmatively or negatively with respect to that director’s election at any meeting for the election of directors at which a quorum is present; provided that if, on the 10th day before New Talos mails its notice of meeting to the stockholders, the number of nominees exceeds the number of directors to be elected at the meeting, then the directors will be elected by a vote of a plurality of the votes cast. Subject to the terms of the Stockholders’ Agreement and the New Talos Charter will provide that directors may be removed from office only for cause and only by the affirmative vote of the New Talos stockholders that together hold at least 66 2/3% of the outstanding shares of New Talos.

The New Talos Bylaws will provide that unless required otherwise by law, the New Talos Charter or the New Talos Bylaws, any action other than the election of directors that requires stockholder approval must be authorized by a majority of the votes cast affirmatively or negatively by the stockholders entitled to vote at a meeting at which a quorum is present. The New Talos Charter and Bylaws will provide that the New Talos Bylaws may be adopted, amended, altered, or repealed by the approval of the New Talos Board, which must include the approval of a majority of the directors of New Talos then in office; provided, however, that the provisions in the New Talos Bylaws relating to board size, certain board votes to approve certain related party transactions and certain issuances of Preferred Stock, and the composition and authority of the Audit Committee and the Governance & Nominating Committee may not be amended, altered or repealed (and no provision inconsistent therewith may be adopted) by the New Talos Board without the approval of either (i) all of the directors then in office or (ii) a majority of the directors then qualifying as Company Independent Directors. The New Talos Bylaws may also be adopted, amended or repealed by the affirmative vote of the stockholders that together hold at least 66 2/3% of the outstanding shares of New Talos; provided that until the Principal Stockholders collectively own 50% or less of the outstanding shares of New Talos common stock, any such modifications or amendments adopted by the New Talos stockholders are approved by the affirmative vote of the stockholders that together hold a majority of the outstanding shares of New Talos.

Generally, the New Talos Charter may be amended, modified or repealed if the amendment, modification or repeal is approved by the New Talos Board and by the affirmative vote of the New Talos stockholders that together hold a majority of the outstanding shares of New Talos. Subject to the foregoing sentence and the rights of the holders of any series of Preferred Stock, the New Talos Charter may be amended as provided by the DGCL.

Apollo Management and Riverstone, by virtue of their expected ownership of a majority of the voting power of the New Talos common stock but subject to the Stockholders’ Agreement, will be able to approve any matter brought to a vote of the New Talos stockholders without the affirmative vote of any other stockholders. See “Certain Agreements Related to the Transactions—Stockholders’ Agreement” beginning on page 153 of this consent solicitation statement/prospectus.

Dividend Rights

Subject to any preferential dividend rights of outstanding Preferred Stock, the New Talos Board may, in its discretion, out of funds legally available for the payment of dividends, declare and pay dividends on the New Talos common stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of New Talos, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of New Talos and payment or setting aside for payment of any preferential amount due to the holders of any series of Preferred Stock, the holders of New Talos common stock will receive ratably any assets remaining to be paid or distributed.

Preemptive Rights

Under the New Talos Charter, the holders of New Talos common stock will have no preemptive rights. There will be no redemption or sinking fund provisions applicable to the New Talos common stock.

New Talos Preferred Stock

Preferred Stock Outstanding at Closing

On completion of the Transactions, no shares of Preferred Stock will be issued and outstanding.

Blank Check Preferred Stock

Under the New Talos Charter, the New Talos Board will have the authority to issue Preferred Stock in one or more series, and to fix for each series the voting powers, designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the New Talos Board providing for the issuance of such series as may be permitted by the DGCL, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders of New Talos.

The purpose of authorizing the New Talos Board to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding New Talos voting stock. Additionally, the issuance of Preferred Stock may restrict dividends on the New Talos common stock, dilute the voting power of the New Talos common stock or subordinate the liquidation rights of the New Talos common stock. For more information on New Talos Preferred Stock, see the New Talos Charter attached as Annex B of this consent solicitation statement/prospectus.

Exclusive Venue

The New Talos Charter will require, to the fullest extent permitted by law, that, unless New Talos consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on New Talos’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Talos’s directors, officers, employees or agents to New Talos or the New Talos stockholders, (iii) any action asserting a claim against New Talos arising pursuant to any provision of the DGCL or (iv) any action asserting a claim against New Talos governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the New Talos directors and officers.

Anti-Takeover Effects of Provisions of the New Talos Charter and Bylaws

Although immediately after Closing, entities controlled by or affiliated with Apollo Management and Riverstone will own a majority of New Talos’s capital stock, the New Talos Charter and Bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of New Talos. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Talos to first negotiate with the New Talos Board, which we believe may result in an improvement of the terms of any such acquisition in favor of the New Talos stockholders. However, the New Talos Charter and Bylaws also give the New Talos Board the power to discourage acquisitions that some stockholders may favor.

New Talos Board Designees

See “Directors of New Talos—New Talos Director Compensation” beginning on page 251 of this consent solicitation statement/prospectus and “Certain Agreements Related to the Transactions—Stockholders’ Agreement—Corporate Governance” beginning on page 153 of this consent solicitation statement/prospectus. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Talos or New Talos’s management.

Authorized but Unissued Shares

The authorized but unissued shares of New Talos common stock and Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Talos common stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of New Talos by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The New Talos Bylaws will provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the New Talos Board or by a qualified stockholder of record at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to New Talos’s Secretary of the stockholder’s intention to bring such business before the meeting. The New Talos Bylaws will provide that, subject to applicable law, special meetings of the stockholders may be called at any time by (i) the Chairman of the New Talos Board, (ii) the President, (iii) a majority of the New Talos Board, (iv) a majority of the executive committee (if any) or (v) the Secretary at the direction of a stockholder, or a group of stockholders, holding at least 25% of the capital stock of New Talos. The New Talos Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in the New Talos Bylaws and provide New Talos with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of New Talos or its management.

Action by Written Consent in Lieu of a Meeting

The New Talos Charter and Bylaws will also provide that, until such time as the Principal Stockholders collectively own 50% or less of the outstanding shares of New Talos common stock, any action that could be taken by stockholders at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if there is a written consent signed by holders of outstanding New Talos common stock sufficient to take such action if there had been a meeting of stockholders. After such time as the Principal Stockholders collectively own 50% or less of the outstanding shares of New Talos common stock, any action that could be taken by stockholders at a meeting of stockholders must be effected at a duly called annual or special meeting and may not be effected by consent in lieu of a stockholder meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of New Talos or New Talos’s management.

Related Party Transactions

The New Talos Bylaws and the Stockholders’ Agreement will provide that New Talos will not enter into any related party transaction unless such transaction has been approved by a majority of the disinterested directors or a majority of the Audit Committee. Under the Stockholders’ Agreement, a related party transaction is any transaction or series of related transactions in which New Talos or any of its affiliates is a participant and the Apollo Funds or the Riverstone Funds or any of their respective affiliates or any director of New Talos has a direct or indirect material interest and the transaction or series of transaction involves payments of $120,000 or more or are otherwise not de minimis in nature. With respect to any related party transaction involving the Apollo Funds or their affiliates, the Audit Committee may request that the Riverstone designees confirm that the Riverstone Funds and their affiliates do not have a material interest in the transaction and, if the Audit Committee makes such a request, the Riverstone designeess will not be considered disinterested directors until the Riverstone designeess provide such confirmation. With respect to any related party transaction involving the Riverstone Funds or their affiliates, the Audit Committee may request that the Apollo designees confirm that the Apollo Funds and their affiliates do not have a material interest in the transaction and, if the Audit Committee makes such a request, the Apollo designees will not be considered disinterested directors until the Apollo designees provide such confirmation.

Corporate Opportunities and Transactions with Controlling Stockholder

In recognition and anticipation that directors, officers, employees, managing directors or other affiliates of a Principal Stockholder may serve as directors or officers of New Talos, that the Principal Stockholders may engage in the same or similar lines of business as New Talos, and that the Principal Stockholders may have an interest in the same areas of corporate opportunity as New Talos, the New Talos Charter will provide for the allocation of certain transactions and corporate opportunities between New Talos and the Principal Stockholders. Specifically, except as otherwise agreed by New Talos and the Principal Stockholders, the Principal Stockholders and their directors, officers, employees, managing directors or other affiliates of a Principal Stockholder who are also directors or officers of New Talos will be permitted to engage in the same or similar activities or lines of business as New Talos, to do business with any client, customer, vendor or lessor of New Talos or its affiliates or to make investments in the same kind of property as New Talos.

New Talos will renounce any interest or expectancy to participate in any business of the Principal Stockholders and will waive any claim against a Principal Stockholder or any director, officer, employee, managing director or other affiliate of a Principal Stockholder who is also a director or officer of New Talos and will indemnify such entity or person against any claim that such entity or person is liable to New Talos or its stockholders for a breach of any fiduciary duty solely because such entity or person participated in any such business.

In the event that a Principal Stockholder or any director, officer, employee, managing director or other affiliate of a Principal Stockholder who is also a director or officer of New Talos acquires knowledge of a potential transaction which may constitute a corporate opportunity for such entity or person and New Talos, such entity or person will not have a duty to offer or communicate information about the corporate opportunity to New Talos. In addition, New Talos will renounce any interest or expectancy in such corporate opportunity and will waive any claim against a Principal Stockholder or any director, officer, employee, managing director or other affiliate of a Principal Stockholder who is also a director or officer of New Talos and will indemnify such entity or person against any claim that such entity or person is liable to New Talos or its stockholders for breach of any fiduciary duty solely because such entity or person (i) pursues or acquires any corporate opportunity, (ii) directs, recommends, sells, assigns or otherwise transfers the corporate opportunity to another person or (iii) does not communicate the corporate opportunity to New Talos, provided, however, that any corporate opportunity which is expressly offered to a person in writing solely in his or her capacity as an officer or director of New Talos will belong to New Talos.

By becoming a stockholder in New Talos, you will be deemed to have notice of and consented to these provisions of the New Talos Charter.

Transfer Agent and Registrar

Computershare Shareowner Services LLC will be the transfer agent and registrar for the New Talos common stock.

Listing of New Talos common stock

We will apply for listing of the New Talos common stock on NYSE under the trading symbol “TALO.”

BUSINESS

New Talos

New Talos is a newly incorporated Delaware corporation. Stone Energy formed New Talos in 2017 for the purpose of engaging in the Transactions. To date, New Talos has not conducted any material activities other than those incident to its formation and the matters contemplated by the Transaction Agreement. Following the completion of the Merger, New Talos will not hold any assets other than its equity interests in its subsidiaries. Accordingly, New Talos’s business following the Merger will be operated through its operating subsidiaries and will initially consist of the combined assets and operations of Stone Energy and Talos Energy. For additional information about the business of Stone Energy, see “—Stone Energy.” For additional information about the business of Talos Energy, see “—Talos Energy.”

Stone Energy

See “Business” in Part I of Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 (incorporated by reference), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

Talos Energy

Talos Energy, a Delaware limited liability company formed in 2011, is a technically driven independent exploration and production company with operations in the Gulf of Mexico and in the shallow waters off the coast of Mexico. Its focus in the Gulf of Mexico is the exploration, acquisition, exploitation and development of deep and shallow water assets near existing infrastructure. The shallow waters off the coast of Mexico provide it with high impact exploration opportunities in an emerging basin. Talos Energy is headquartered in Houston, Texas. Talos Energy uses its access to an extensive seismic database and its deep technical expertise to identify, acquire and exploit attractive assets with robust economic profiles. Talos Energy’s management and technical teams have a long history working together and have made significant discoveries in the deep and shallow waters in the Gulf of Mexico and in the shallow waters off the coast of Mexico.

Talos Energy has historically focused its operations in the Gulf of Mexico because it believes those areas provide it with favorable geologic and economic conditions, including multiple reservoir formations, comprehensive geologic databases, extensive infrastructure, and an attractive acquisition market and because Talos Energy has significant experience and technical expertise in the basin. Additionally, Talos Energy has access to state-of-the-art three-dimensional seismic data, some of which is aided by new and enhanced reprocessing techniques that have not been previously applied to its current acreage position. Talos Energy uses its broad regional seismic database and its reprocessing efforts to generate a large and expanding inventory of high-quality prospects, which Talos Energy believes greatly improves its development and exploration success. The application of its extensive seismic database, coupled with its ability to effectively reprocess this seismic data, allows Talos Energy to both optimize its organic drilling program and better evaluate acquisition and joint venture opportunities, which Talos Energy believes provides significant upside.

In September 2015, the Consortium executed two PSCs with Mexico’s upstream regulator, the National Hydrocarbons Commission, for Blocks 2 and 7 of Round 1. The PSCs were awarded to the Consortium during the first tender of Mexico’s oil and natural gas fields in over 80 years. Blocks 2 and 7 are located in the Sureste Basin, a prolific proven hydrocarbon province, in the shallow waters off the coast of Mexico’s Veracruz and Tabasco states, respectively. Blocks 2 and 7 contain approximately 162,904 gross acres with numerous high impact prospects in well-established and emerging plays.

In order to determine the most attractive returns for its drilling program, Talos Energy employs a disciplined portfolio management approach to stochastically evaluate all of its drilling prospects, whether they are generated organically from its existing acreage or are acquisition or joint venture opportunities. Talos Energy adds to and reevaluates its inventory in order to deploy capital as efficiently as possible.

Talos Energy plans to opportunistically expand its asset base by evaluating the robust supply of acquisition opportunities in the Gulf of Mexico. The acquisition strategy is focused on deep and shallow water assets with a geological setting that can benefit from Talos Energy’s access to an extensive seismic database and reprocessing expertise to re-evaluate the acquired assets. Talos Energy expects to target acquisitions involving assets with physical infrastructure that will allow it to focus on additional drilling opportunities. By applying a disciplined valuation methodology, Talos Energy seeks to reduce the risk of underperformance of the acquired properties while maintaining the potential for higher returns on its investment. In addition, Talos Energy may consider acquisition opportunities in other offshore basins with analogous geologies that are suitable for its operational and technical expertise to the extent Talos Energy believes it will increase its reserves and enhance returns on its investment and long-term growth prospects.

As of December 31, 2017, Talos Energy’s estimated proved reserves were 100.6 million barrels of oil equivalent (“MMBoe”), of which approximately 72% was oil and 53% was proved developed. Approximately 74% of Talos Energy’s proved reserves are located in the deepwater and 26% are located on the shelf, which Talos Energy believes provides it with a balanced portfolio of lower risk development opportunities and high impact development upside. Talos Energy’s estimated proved reserves have a standardized measure and a PV-10 of approximately $1.8 billion (of which approximately $1.0 billion is attributable to proved developed reserves).

During 2017, Talos Energy spent $227.2 million on capital expenditures, which included $32.7 million on plugging and abandonment activities. Talos Energy’s full year 2018 capital expenditure budget is approximately $175 million to $195 million, excluding amounts paid for acquisitions and plugging and abandonment. Talos Energy expects to spend $40 million to $50 million on plugging and abandonment activities in 2018.

Properties

The following table provides a summary of selected operating information for Talos Energy’s properties as of December 31, 2017:

	Estimated Proved Reserves(1)
Operating Area	MBoe(2)	% Oil	% Natural Gas	% NGLs	% Proved Developed	2017 Net Production (MBoe)(2)
Deepwater:
Operated	73,447	79%	13%	8%	47%	6,043
Non-Operated	620	62%	38%	—%	100%	663

Deepwater Subtotal	74,067	79%	13%	8%	48%	6,706
Shelf:
Operated	24,338	54%	43%	3%	68%	3,000
Non-Operated	2,220	40%	50%	10%	92%	766

Shelf Subtotal	26,558	54%	43%	3%	70%	3,766

Total United States	100,625	72%	21%	7%	53%	10,472

(1)

In accordance with guidelines established by the SEC, Talos Energy’s estimated proved reserves as of December 31, 2017 were determined to be economically producible under existing economic conditions, which require the use of SEC pricing (as defined in “Modernization of Oil and Gas Reporting” (Final Rule, Release Nos. 33-9905; 34-59192)). For oil, the NYMEX WTI posted price was used in the calculation and the adjusted price of $51.36 per Bbl over life was used in computing the proved reserve amounts above at December 31, 2017. For natural gas, the average NYMEX Henry Hub spot price was used in the calculation and the adjusted price of $3.20 per Mcf over life was used in computing the proved reserve amounts above at December 31, 2017. For NGLs, a ratio was computed for each field of the NGLs realized price compared to the oil realized price. Then, this ratio was applied to the oil price using SEC guidance. The NGLs price of $24.64 per Bbl over life was used in computing the proved reserve amounts above at December 31, 2017. Such prices were held constant throughout the estimated lives of the reserves. Future production, development costs and asset retirement obligations are based on year-end costs with no escalations.
(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

United States

In the United States, at December 31, 2017, Talos Energy operated or had an interest in 159.0 gross (122.5 net) producing wells on 467,858 gross (378,560 net) total acres of which 302,513 gross (219,553 net) are developed acres, including interests in 158 producing leases. Talos Energy operates properties that contain 97% of its proved reserves at December 31, 2017. Talos Energy’s current areas of focus include:

•	the Gulf of Mexico deepwater area, which is generally considered to comprise water depths of more than 600 feet. Talos Energy’s strategy is focused in areas characterized by clearly defined infrastructure, well known production history and geological well control, which reduces operational and investment risk. Talos Energy believes the potential for large discoveries and increasing success rates in the sub-salt and mini-basin lower Pliocene and Miocene plays have resulted in increased industry focus on this area over the last decade; and

•	the Gulf of Mexico shelf, which is characterized primarily by water depths of up to 600 feet in both state and federal water. This area is a mature petroleum province with lower risk exploration opportunities and easy access to asset management opportunities with attractive incremental returns. Plio-Pleistocene and Miocene geological plays on the shelf have been the focus of the industry for several decades because they contain high quality oil and natural gas producing assets with stacked pay sands and are close to developed infrastructure.

At December 31, 2017, Talos Energy’s core properties in the United States, which represent approximately 69% of its 2017 production and 78% of its proved reserves, included the following:

•	Phoenix Field—Talos Energy operates and has a 100% working interest in the Phoenix Field, comprised of Green Canyon Blocks 236, 237, 238, 280 and 282, except the Tornado I and Tornado II wells, which Talos Energy operates and has a 65% working interest.

The Phoenix Field is located offshore Louisiana in about 2,000 feet of water. The field was originally discovered in 1998 by Chevron U.S.A. Production Co. The Phoenix Field’s cumulative production is 90.2 MMBoe from reservoirs ranging from 13,600 – 20,400 feet in depth. There are no conventional fixed or moored production platforms in the field – instead the subsea wells are tied back to a dynamically positioned floating production unit, the HP-I. The HP-I interconnects with the Phoenix Field through a production buoy that can be disconnected if the HP-I cannot maintain its position on station, such as in the event of a mechanical problem with the dynamic positioning system or the approach of a hurricane. There are eight active wells and three shut-in wells located in the field.

Talos Energy continues to focus its exploration and development activities in the Phoenix Field as evidenced by the successful drilling of its Tornado II project in 2017. In October 2017, Talos Energy completed the Tornado II deepwater drilling program in the Phoenix Field of the Gulf of Mexico in approximately 2,700 feet of water. The Tornado II drilling program consisted of an exploratory test penetration in an adjacent fault block to Talos Energy’s initial Tornado discovery in 2016, followed by a sidetrack well to delineate the initial reservoir. The test penetration was drilled to a total vertical depth of approximately 21,107 feet and logged approximately 222 feet measured depth (176 feet total vertical depth) of net oil pay across the B-5 and B-6 sands. The discovered resource which is presented as proved undeveloped reserves at December 31, 2017 increases Talos Energy’s existing drilling inventory and is scheduled in the 2018 drilling program, subject to the working interest partner’s approval. The sidetrack delineation well, known as the GC 281 #2ST well, was drilled to a total vertical depth of approximately 21,057 feet and logged approximately 297 feet total measured depth (282 feet total vertical depth) of net oil pay across the B-5 and B-6 sands. Initial production from the GC 281 #2ST commenced in late December 2017 and is tied into the existing Phoenix Field subsea infrastructure and flows to the HP-1. To execute the Tornado II drilling program, Talos Energy contracted the Ensco 8503, a dynamically positioned floating drilling rig.

The field’s net daily production for the year ended December 31, 2017 was 16,559 Boepd. Estimated net proved reserves for the field at December 31, 2017 were 72,388 MBoe (79% oil, 13% natural gas and 8% NGLs).

•	Ewing Bank 305 Field—Talos Energy operates and has a 100% working interest in the Ewing Bank 305 Field, comprised of Ewing Bank Blocks 305 and 306 and Mississippi Canyon Block 265. The field is located offshore Louisiana in approximately 275 feet of water. The field was originally discovered by Conoco Oil Company in 1980 and commenced production in 1986. Reservoir depths range from 6,500 to 11,300 feet. There is one production platform, 11 active wells and five shut-in wells located throughout the field. Through Talos Energy’s asset management program, Talos Energy increased production in 2017 by approximately 400 Boepd net on average compared with 2016. Talos Energy performed three successful recompletions, two workovers and gas-lift optimization throughout the field during 2017 resulting in net daily production during December 2017 of approximately 2,200 Boepd. The field’s net daily production for the year ended December 31, 2017 was 1,632 Boepd. Estimated net proved reserves for the field at December 31, 2017 were 2,746 MBoe (44% oil, 51% natural gas and 5% NGLs).

•	South Pelto 22 Field—Talos Energy operates and has a 100% working interest in the South Pelto 22 Field, comprised of South Pelto Blocks 22 and 23, and South Timbalier Block 75 which are located offshore Louisiana in approximately 60 feet of water. The field was originally discovered by the California Company in 1962 and commenced production in 1963. Reservoir depths range from approximately 5,000 to 18,000 feet. There are nine platforms, six active wells and six shut-in wells located throughout the field. The 2017 South Pelto 22 Field program, which included two successful recompletions and one well drilled and completed resulted in a net daily production increase of 224 Boepd from 2016. The field’s net daily production for the year ended December 31, 2017 was 779 Boepd. Estimated net proved reserves for the field at December 31, 2017 were 1,990 MBoe (37% oil, 56% natural gas and 7% NGLs).

•	Ship Shoal 111 Field—Talos Energy operates and has a 100% working interest in the Ship Shoal 111 Field, comprised of three platforms in Ship Shoal Block 111 located in offshore Louisiana state waters in approximately 30 feet of water. The field was originally discovered by Exxon Mobil Corporation in 1985 and then redeveloped by Bois d’ Arc in 2004. Production ranges in depth from 10,200 to 14,600 feet. There are three production platforms, four active wells and two shut-in wells located throughout the field. The 2017 asset management plan included one recompletion which was successfully completed. The field’s net daily production for the year ended December 31, 2017 was 749 Boepd. Estimated net proved reserves for the field at December 31, 2017 were 938 MBoe (3% oil, 86% natural gas and 11% NGLs).

Mexico

On September 4, 2015, the Consortium executed two PSCs with Mexico’s upstream regulator, the CNH, for Blocks 2 and 7 of Round 1. The PSCs were awarded to the Consortium during the first tender of Mexico’s oil and natural gas fields in over 80 years. Blocks 2 and 7 are located in the Sureste Basin, a prolific proven hydrocarbon province, in the shallow waters off the coast of Mexico’s Veracruz and Tabasco states, respectively. Blocks 2 and 7 contain approximately 162,904 gross acres with numerous high impact prospects in well-established and emerging plays. Talos Energy will continue to assess other exploration potential opportunities off the coast of Mexico.

In July 2017, Talos Energy completed drilling operations on the offshore Mexico Zama-1 exploration well in Block 7, reaching a total depth of 13,480 feet. The Zama-1 well is the first offshore exploration well to be drilled in Mexico by the private sector. Well results confirmed the base of the reservoir section, with no penetration of an oil-water contact. The well was also drilled deeper into a higher risk formation, but no additional commercial quantities of hydrocarbons were encountered. The gross oil bearing interval is over 1,100 feet with petrophysical data indicating excellent rock properties and an oil sample with 30 degree American Petroleum Institute (“API”) gravity oil. The well has been suspended as a future producer. Talos Energy is now analyzing all the data gathered from the Zama-1 well and evaluating the optimal methods for appraisal and development of the discovery. These contingent resources are not included in proved or probable reserves.

Talos Energy is the operator and currently has a 45% and 35% participation interest in Block 2 and Block 7, respectively, with Sierra and Premier holding the remainder and sharing in the exploration, development and production costs. Premier has an option to increase or decrease its participation interest in Block 2, which could adjust Talos Energy’s participation interest for that block to between 35% and 45%. Premier previously exercised an option to increase its participation interest in Block 7, which decreased Talos Energy’s participation interest for that block from 45% to 35%. The PSCs include a cost recovery feature pursuant to which eligible costs in relation to the minimum work program activities are recoverable in-kind at a rate of 125% of costs from future production volumes. Production volumes are allocated in-kind between the Consortium and the United Mexican States on a monthly basis based on the contractual value of the hydrocarbons as defined in the PSCs. Up to 60% of the monthly contractual value of the hydrocarbons will be allocated to the Consortium to recover eligible costs incurred in petroleum activities. Eligible costs exceeding 60% of the current month contractual value of the hydrocarbons will be recoverable in future periods. Between 7.5% and 14% of the contractual value of the oil will be allocated to the United Mexican States in the form of a royalty, depending upon the price of a barrel of oil, with a collar between $48.00 and $100.00 per Bbl. The allocation for the royalty on natural gas is 0% when the price per MMBtu is below $5.00 and, if the natural gas price exceeds $5.00 per MMBtu, the royalty allocation percentage is calculated as the price per MMBtu divided by 100. The remaining value of the hydrocarbons after the allocation for cost recovery and royalties is considered operating profit under the PSCs. The allocation of operating profit to the Consortium after the allocation for cost recovery and royalties on Blocks 2 and 7 is 44% and 31%, respectively. Additionally, in the event that the cumulative project internal rate of return in any one month exceeds 25%, the barrels of oil allocated to the Consortium after cost recovery (“Profit Oil”) is reduced on a sliding scale. The reduction in Profit Oil varies linearly between 0% and 75% of the entitled amount. The maximum 75% reduction occurs once the cumulative project internal rate of return meets or exceeds 40%.

Summary of Reserves

Talos Energy’s estimated proved reserves totaled 100.6 MMBoe at December 31, 2017. The following table summarizes Talos Energy’s estimated proved and probable reserves as of December 31, 2017 and 2016, and its proved reserves as of December 31, 2015, on a historical basis:

	Summary of Reserves
	Oil (MBbls)	Natural Gas (MMcf)	NGL (MBbls)	MBoe(2)	Percent of Total	PV-10 (in thousands)(3)	Standardized Measure (in thousands)(4)
December 31, 2017(1)
Proved Developed Producing	23,656	37,161	1,930	31,780		$776,786	$776,786
Proved Developed Non-Producing	13,804	40,416	1,385	21,924		270,363	270,363

Total Proved Developed	37,460	77,577	3,315	53,704	53%	1,047,149	1,047,149
Proved Undeveloped	35,344	50,079	3,232	46,921	47%	760,520	760,520

Total Proved	72,804	127,656	6,547	100,625		$1,807,669	$1,807,669

Probable Developed Producing(5)	8,370	11,595	721	11,023
Probable Developed Non-Producing(5)	738	9,687	136	2,489

Total Probable Developed(5)	9,108	21,282	857	13,512	50%
Probable Undeveloped(5)	9,361	19,299	865	13,442	50%

Total Probable(5)	18,469	40,581	1,722	26,954

December 31, 2016(1)
Proved Developed Producing	28,757	52,062	2,277	39,711		$707,315	$707,315
Proved Developed Non-Producing	16,996	44,060	1,754	26,094		242,877	242,877

Total Proved Developed	45,753	96,122	4,031	65,805	63%	950,192	950,192
Proved Undeveloped	26,613	54,482	2,205	37,897	37%	385,843	385,843

Total Proved	72,366	150,604	6,236	103,702		$1,366,035	$1,366,035

Probable Developed Producing(5)	5,369	13,314	518	8,105
Probable Developed Non-Producing(5)	3,453	9,694	388	5,457

Total Probable Developed(5)	8,822	23,008	906	13,562	38%
Probable Undeveloped(5)	16,413	24,245	1,316	21,770	62%

Total Probable(5)	25,235	47,253	2,222	35,332

December 31, 2015(1)
Proved Developed Producing	23,462	49,775	2,184	33,942		$468,552	$468,552
Proved Developed Non-Producing	9,554	40,657	1,199	17,529		70,638	70,638

Total Proved Developed	33,016	90,432	3,383	51,471	71%	539,190	539,190
Proved Undeveloped	13,338	38,792	1,198	21,002	29%	63,791	63,791

Total Proved	46,354	129,224	4,581	72,473		$602,981	$602,981

(1)

In accordance with guidelines established by the SEC, Talos Energy’s estimated proved reserves as of December 31, 2017, 2016 and 2015 were determined to be economically producible under existing economic conditions, which require the use of SEC pricing. For oil, the NYMEX WTI posted price was used in the calculation and the adjusted price of $51.36, $40.02 and $50.72 per Bbl over life was used in computing the proved reserve amounts above at December 31, 2017, 2016 and 2015, respectively.

For natural gas, the average NYMEX Henry Hub spot price was used in the calculation and the adjusted price of $3.20, $2.66 and $2.75 per Mcf over life was used in computing the proved reserve amounts above at December 31, 2017, 2016 and 2015, respectively. For NGLs, a ratio was computed for each field of the NGLs realized price compared to the oil realized price. Then, this ratio was applied to the oil price using SEC guidance. The NGLs price of $24.64, $14.96 and $17.60 per Bbl over life was used in computing the proved reserve amounts above at December 31, 2017, 2016 and 2015, respectively. Such prices were held constant throughout the estimated lives of the reserves. Future production, development costs and asset retirement obligations are based on year-end costs with no escalations.
(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.
(3)	PV-10 was prepared using SEC pricing discounted at 10% per annum, without giving effect to federal income taxes or derivatives. PV-10 is a non-GAAP financial measure. Talos Energy believes that the presentation of PV-10 is relevant and useful to its investors as supplemental disclosure to the standardized measure of future net cash flows, or after tax amount, because it presents the discounted future net cash flows attributable to its reserves prior to taking into account future corporate income taxes and its current tax structure. PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. PV-10 does not take into account the effect of future taxes. PV-10 estimates for price sensitivities are not adjusted for the likelihood that the relevant pricing scenario will occur. Investors should be cautioned that neither PV-10 nor standardized measure represent an estimate of the fair market value of its proved reserves.
(4)	Standardized measure represents the present value of estimated future cash inflows from proved oil, natural gas and NGL reserves, less future development and abandonment costs, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows. Standardized measure is based on proved reserves as of fiscal year end calculated using unweighted arithmetic average first-day-of-the-month prices for the prior 12 months. Talos Energy’s standardized measure does not include the impact of future federal income taxes because Talos Energy is not currently subject to federal income taxes and is therefore equal to PV-10.
(5)	Estimates of probable reserves are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty. Therefore, these reserve categories are not comparable and have not been, and should not be, summed arithmetically.

Changes in Proved Developed Reserves

Talos Energy’s proved developed reserves as of December 31, 2017 decreased by 12.1 MMBoe to 53.7 MMBoe from 65.8 MMBoe at December 31, 2016, an 18% decrease. This decrease was due to:

•	production of 10.5 MMBoe; and

•	downward revisions of 4.5 MMBoe primarily due to the reclassification of the Motormouth well in the Phoenix Field to PUD reserves as a result of a mechanical failure requiring a new wellbore; offset by

•	extensions and discoveries of 2.9 MMBoe primarily from the Tornado II well.

Development of Proved Undeveloped Reserves

The following table discloses Talos Energy’s estimated proved undeveloped (“PUD”) reserve activities during the year ended December 31, 2017:

	Oil, Natural Gas and NGLs	Future Development Costs
	(MBoe)(1)	(In thousands)
Proved undeveloped reserves at December 31, 2016	37,897	$304,488
Extensions and discoveries	9,576	77,236
Revisions of previous estimates	(552)	65,997

Total proved undeveloped reserves changes	9,024	143,233

Proved undeveloped reserves at December 31, 2017	46,921	$447,721

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Talos Energy’s PUD reserves at December 31, 2017 increased by 9.0 MMBoe, or 24% primarily due to:

Extensions and Discoveries. Talos Energy added 9.6 MMBoe of PUD reserves through extensions and discoveries primarily from its Tornado exploration prospect in the Phoenix Field.

Revisions of Previous Estimates. Negative revisions of PUD reserves of 0.6 MMBoe were primarily due to dropped PUD reserves of 3.8 MMBoe and downward revisions of 2.3 MMBoe offset by a 5.5 MMBoe increase in PUD reserves related to the reclassification of the Motormouth well in the Phoenix Field from proved developed reserves to PUD reserves as a result of a mechanical failure requiring a new wellbore. The dropped PUD reserves and downward revisions were caused by a new geological data and changes in overall project economics. Future development costs related to the PUD revisions increased by $66.0 million primarily due to higher estimated project costs in the Phoenix Field.

Talos Energy annually reviews all PUD reserves to ensure an appropriate plan for development exists. Talos Energy’s PUD reserves are required to be converted to proved developed reserves within five years of the date they are first booked as PUD reserves. Talos Energy has no PUD reserves that have remained undeveloped for five years or more after they were initially disclosed as PUD reserves, and no PUD reserves scheduled to be developed beyond five years from the date of being initially recognized as PUD reserves with the exception of two sidetrack wells from existing wellbores. The sidetrack wells are dependent on the life of the last producing zone. After the last zone has been depleted, Talos Energy will utilize the original wellbore to sidetrack to the PUD objectives. The net estimated PUD reserves associated with these two sidetrack wells is 13.6 MBoe. Talos Energy did not drill any PUD reserves during the year ended December 31, 2017, as Talos Energy focused its 2017 capital program on the Zama-I deep water exploration project in the shallow waters offshore Mexico, Tornado II exploration prospect in the Phoenix Field and lower risk recompletion opportunities. However, the 2018 drilling program includes the Tornado III PUD in the deepwater and various PUD locations in the shelf. Future development costs associated with its PUD reserves at December 31, 2017 totaled approximately $447.7 million. When considering capital expenditures associated with other exploration projects and abandonment obligations, Talos Energy expects to fund the development of PUD reserves using cash flows from operations and, if needed, availability under the Bank Credit Facility, in each future annual period prior to the five year expiration. Talos Energy’s 2018 drilling program includes development of PUD reserves, and the conversion rate may not be uniform due to obligatory wells, newly acquired PUD reserves and production performance targets.

Internal Controls over Reserve Estimates and Reserve Estimation Procedures

At December 31, 2017 and 2016, proved and probable oil, natural gas and NGL reserves attributable to Talos Energy’s net interests in oil and natural gas properties were estimated and compiled for reporting purposes by its reservoir engineers and audited by NSAI, independent petroleum engineers and geologists, as described in further detail below. At December 31, 2015, proved oil, natural gas and NGL reserves attributable to Talos Energy’s net interests in legacy oil and natural gas properties were estimated and compiled for reporting purposes by its reservoir engineers and audited by Ryder Scott, independent petroleum engineers and geologists. At December 31, 2015, proved oil, natural gas and NGL reserves attributable to Talos Energy’s net interests in oil and natural gas properties acquired in the GCER Acquisition and Stone Acquisition (each as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talos Energy—Factors Affecting the Comparability of Talos Energy’s Financial Condition and Results of Operations—Acquisition History”) were estimated and compiled for reporting purposes by its reservoir engineers and audited by NSAI. For additional information regarding the GCER Acquisition and Stone Acquisition see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Talos Energy—Factors Affecting the Comparability of Talos Energy’s Financial Condition and Results of Operations.”

Talos Energy is responsible for the adequacy and accuracy of those estimates. These reserve audits included detailed reviews of 100% of its fields and proved reserves and, with respect to the 2016 and 2017 audits, probable reserves.

Talos Energy’s policies regarding internal controls over the determination of reserves estimates require reserves to be in compliance with the Society of Petroleum Engineers (“SPE”) auditing standards for reserve categorization and future producing rates, using the definitions for proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent SEC staff interpretations and guidance. These internal controls, which are intended to ensure reliability of Talos Energy’s reserves estimations, include, but are not limited to, the following:

•	Reserve information, as well as models used to estimate such reserves, is stored on secure database applications to which only authorized personnel are given access rights consistent with their assigned job function.

•	A comparison of historical expenses is made to the lease operating costs in the reserve database.

•	Internal reserves estimates are reviewed by well and by area by its reservoir engineers. A variance analysis by well to the previous year-end reserve report is performed.

•	Reserve estimates are reviewed and approved by certain members of senior management, including Talos Energy’s President and Chief Executive Officer.

•	NSAI was engaged by Talos Energy to perform an independent audit of its processes and the reasonableness of its estimates of 100% of Talos Energy’s estimates of proved and probable reserves at December 31, 2017 and 2016 and the proved reserves acquired in the Stone Acquisition and GCER Acquisition at December 31, 2015. Talos Energy’s management requires that the independent petroleum engineers and geologist’s and Talos Energy’s reserve quantities and calculation of the net present value of the reserves, collectively, vary by no more than 10% in the aggregate, in accordance with SPE auditing standards.

•	Ryder Scott was engaged by Talos Energy to perform an independent audit of its processes and the reasonableness of its estimates of 100% of Talos Energy’s estimates of proved reserves at December 31, 2015, excluding proved reserves acquired in the Stone Acquisition and GCER Acquisition. Talos Energy’s management requires that the independent petroleum engineers and geologist’s and Talos Energy’s reserve quantities and calculation of the net present value of the reserves, collectively, vary by no more than 10% in the aggregate, in accordance with SPE auditing standards.

•	Data is transferred to NSAI and Ryder Scott through a secure file transfer protocol site.

•	Material reserve variances are discussed among NSAI and Ryder Scott, as applicable, Talos Energy’s internal reservoir engineers and Talos Energy’s Director of Reserves to ensure the best estimate of remaining reserves.

Because these estimates depend on many assumptions, any or all of which may differ substantially from actual results, reserve estimates may be different from the quantities of oil, natural gas and NGLs that are ultimately recovered.

In the conduct of the reserves audit, NSAI and Ryder Scott did not independently verify the accuracy and completeness of information and data furnished by Talos Energy with respect to ownership interests, oil, natural gas and NGL production, well test data, historical costs of operation and development, product prices or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of NSAI or Ryder Scott that brought into question the validity or sufficiency of any such information or data, NSAI and Ryder Scott did not rely on such information or data until they had satisfactorily resolved their questions relating thereto or had independently verified such information or data. When compared on a well by well basis, some of Talos Energy’s estimates are greater and some are less than the estimates of NSAI and Ryder Scott. Given the inherent uncertainties and judgments that go into estimating proved reserves, differences between internal and external estimates are to be expected. Each of NSAI and Ryder Scott determined that its estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a)(24) of Regulation S-X. NSAI and Ryder Scott issued unqualified audit opinions on Talos Energy’s reserves as of December 31, 2017, 2016 and 2015 based upon their evaluations. NSAI and Ryder Scott concluded that Talos Energy’s estimates of reserves were, in the aggregate, reasonable and have been prepared in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the SPE. The NSAI and Ryder Scott reports are included as exhibits to the registration statement of which this consent solicitation statement/prospectus forms a part.

Qualifications of Primary Internal Engineer

Floyd Bone, Talos Energy’s Director of Reserves, is the technical person primarily responsible for overseeing the preparation of Talos Energy’s internal reserve estimates and for coordinating reserve audits conducted by NSAI and Ryder Scott. Mr. Bone has over 43 years of industry experience with positions of increasing responsibility, including over 36 years as a reserves evaluator or manager. Mr. Bone’s further professional qualifications include a State of Texas Professional Engineering License, extensive internal and external reserve training and asset evaluation. In addition, Mr. Bone is an active participant in industry reserve seminars and professional industry groups, and has been a member of the SPE for over 43 years. Mr. Bone reports directly to Talos Energy’s President and Chief Executive Officer.

Technologies Used in Reserve Estimation

The SEC’s reserves rules allow the use of techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil, natural gas and/or NGLs actually recovered will equal or exceed the estimate. To achieve reasonable certainty, Talos Energy’s internal reservoir engineers employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of Talos Energy’s proved reserves include, but are not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information and property ownership interests. The accuracy of the estimates of Talos Energy’s reserves is a function of:

•	the quality and quantity of available data and the engineering and geological interpretation of that data;

•	estimates regarding the amount and timing of future operating costs, development costs and workovers, all of which may vary considerably from actual results;

•	future prices of oil, natural gas and NGLs, which may vary considerably from those mandated by the SEC; and

•	the judgment of the persons preparing the estimates.

Drilling Activity

The following table sets forth Talos Energy’s drilling activity:

	Year Ended December 31,
	2017		2016		2015
	Gross	Net	Gross	Net	Gross	Net
Productive wells drilled:
Development	—	—	—	—	2.0	1.3
Exploratory(1)	5.0	4.0	1.0	0.7	1.0	0.3

Total	5.0	4.0	1.0	0.7	3.0	1.6

Dry wells drilled:
Development	—	—	—	—	—	—
Exploratory	—	—	—	—	2.0	1.2

Total	—	—	—	—	2.0	1.2

(1)	Includes 1.0 gross (0.4 net) exploratory well drilled, but not completed, in Mexico during 2017.

Productive Wells

The number of Talos Energy’s productive wells is as follows:

	December 31, 2017
	Gross	Net
Crude oil	104.0	85.5
Natural gas	55.0	37.0

Total	159.0	122.5

Acreage

Gross and net developed and undeveloped acreage is as follows:

	December 31, 2017
	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
United States
Deepwater	60,059	42,086	28,255	26,239	88,314	68,325
Shelf	242,454	177,467	137,090	132,768	379,544	310,235

Total United States	302,513	219,553	165,345	159,007	467,858	378,560
Mexico	—	—	162,904	64,224	162,904	64,224

Total	302,513	219,553	328,249	223,231	630,762	442,784

Undeveloped acreage is considered to be those leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether or not such acreage contains proved reserves. Included within undeveloped acreage are those leased acres (held by production under the terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well holding such lease. The terms of Talos Energy’s leases on undeveloped acreage as of December 31, 2017 were scheduled to expire as shown in the table below (the terms of which may be extended by drilling and production operations):

	Undeveloped Acreage(1)
	Gross	Net
2018	41,645	41,544
2019	222,163	123,482
2020	20,000	20,000
2021	—	—
2022 and beyond	44,441	38,205

Total	328,249	223,231

(1)	Talos Energy has not attributed any PUD reserves to undeveloped acreage for which the lease expiration date precedes the scheduled date for PUD drilling. In addition, Talos Energy does not anticipate material delay rental or lease extension payments in connection with such acreage.

Crude Oil, Natural Gas and NGL Production, Prices and Production Costs

Talos Energy’s production volumes, average sales prices and average production costs are as follows:

	Year Ended December 31,
	2017	2016	2015
Production Volumes:
Crude oil (MBbls)	7,048	5,126	5,161
Natural gas (MMcf)	16,308	19,001	21,458
NGLs (MBbls)	706	603	588
Total (MBoe)(1)	10,472	8,896	9,325
Percent of Boe from crude oil(1)	67%	58%	55%
Average Sales Price (including commodity derivatives):
Crude oil (MBbls)	$52.46	$68.46	$78.42
Natural gas (MMcf)	$2.93	$3.24	$3.56
NGLs (MBbls)	$23.59	$15.81	$17.90
Total (MBoe)(1)	$41.46	$47.44	$52.72
Average Sales Price (excluding commodity derivatives):
Crude oil (MBbls)	$48.92	$38.55	$47.31
Natural gas (MMcf)	$3.00	$2.25	$2.56
NGLs (MBbls)	$23.59	$15.81	$17.90
Total (MBoe)(1)	$39.18	$28.08	$33.21
Average Production Costs per Boe(1)	$10.43	$13.98	$18.35

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Crude Oil, Natural Gas and NGL Production, Prices and Production Costs—Significant Field

The following table sets forth certain information regarding Talos Energy’s production volumes, average sales prices and average production costs for the Phoenix Field, which is its only field containing 15% or more of its total estimated proved reserves:

Phoenix Field

	Year Ended December 31,
	2017	2016	2015
Production Volumes:
Crude oil (MBbls)	4,657	2,600	2,302
Natural gas (MMcf)	5,203	3,235	2,789
NGLs (MBbls)	520	312	270
Total (MBoe)(1)	6,044	3,451	3,037
Percent of Boe from crude oil(1)	77%	75%	76%

Average Sales Price (excluding commodity derivatives):
Crude oil (MBbls)	$48.75	$37.88	$47.16
Natural gas (MMcf)	$3.48	$2.84	$3.09
NGLs (MBbls)	$24.49	$18.97	$19.41
Total (MBoe)(1)	$42.66	$32.92	$40.32

Average Production Costs per Boe(1)(2)	$3.58	$11.17	$18.10

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.
(2)	In response to the Tornado II well coming online during the fourth quarter of 2016, Talos Energy entered into a new production handling agreement (“PHA”) with certain working interest partners. The fees from this PHA were recorded as a reduction to lease operating expense in 2017.

Expenditures and Costs Incurred

For information on property development, exploration and acquisition costs, see Note 12 to Talos Energy’s audited historical financial statements included elsewhere in this consent solicitation statement/prospectus.

Title to Properties

Talos Energy believes that it has satisfactory title to its oil and natural gas properties in accordance with generally accepted industry standards. Individual properties may be subject to burdens such as royalty, overriding royalty, carried, net profits, working and other outstanding interests customary in the industry. In addition, interests may be subject to obligations or duties under applicable laws or burdens such as production payments, ordinary course liens incidental to operating agreements and for current taxes and development obligations under oil and natural gas leases. As is customary in the industry in the case of undeveloped properties, often limited investigation of record title is made at the time of acquisition. Title search investigations are made prior to the consummation of an acquisition of producing properties and before commencement of drilling operations on undeveloped properties. To the extent title opinions or other investigations reflect defects affecting such undeveloped properties, Talos Energy is typically responsible for curing any such title defects at its expense.

Price Risk Management Activities

Talos Energy enters into derivative contracts on its oil and natural gas production primarily to stabilize cash flows and reduce the risk and financial impact of downward commodity price movements on commodity sales.

For additional information regarding Talos Energy’s commodity derivative instruments, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Talos Energy—Quantitative and Qualitative Disclosures About Market Risk.”

Significant Customers

Oil and natural gas companies spend capital on exploration, drilling and production operations expenditures, the amount of which is generally dependent on the prevailing view of future oil and natural gas prices which are subject to many external factors which may contribute to significant volatility in future prices. Talos Energy markets substantially all of its oil, natural gas and NGL production from the properties Talos Energy operates and those Talos Energy does not operate. Talos Energy’s customers consist primarily of major oil and gas companies, well-established oil and pipeline companies and independent oil and natural gas producers and suppliers. Talos Energy performs ongoing credit evaluations of its customers and provides allowances for probable credit losses when necessary. For the year ended December 31, 2017, 80% of Talos Energy’s oil, natural gas, and NGL revenues were attributable to Shell Trading (US) Company, which was the only customer that individually represented 10% or more of Talos Energy’s oil, natural gas and NGL revenues.

Competitive Conditions

The oil and natural gas business is highly competitive in the exploration for and acquisition of reserves, the acquisition of oil and natural gas leases, equipment and personnel required to find and produce reserves and in the gathering and marketing of oil, natural gas and NGLs. Talos Energy competes with large integrated oil and natural gas companies as well as independent exploration and production companies. Certain of its competitors may have significantly more financial or other resources available to them. In addition, certain of the larger integrated companies may be better able to respond to industry changes, including price fluctuation, oil and natural gas demand and governmental regulations.

However, Talos Energy believes its high quality oil-weighted production base, proven expertise in utilizing seismic technology to identify, evaluate and develop exploitation and exploration opportunities, balanced mix of assets in the Gulf of Mexico deep and shallow waters and significant operating control give it a strong competitive position relative to many of its competitors.

Seasonality of Business

Weather conditions affect the demand for, and prices of, oil and natural gas. Due to these seasonal fluctuations, Talos Energy’s results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Insurance Matters

Talos Energy’s oil and natural gas operations are subject to risks incident to the operation of oil and gas wells, including but not limited to uncontrolled flows of oil, gas, brine or well fluids into the environment, blowouts, cratering, mechanical difficulties, fires, explosions or other physical damage, pollution or other risks, any of which could result in substantial losses to Talos Energy. In addition, Talos Energy’s oil and natural gas properties are located in the Gulf of Mexico, which makes Talos Energy more vulnerable to tropical storms and hurricanes. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and the suspension of operations. Damages arising from such occurrences may result in lawsuits asserting large claims. Insurance may not be sufficient or effective under all circumstances or against all hazards to which Talos Energy may be subject. A successful claim for which Talos Energy is not fully insured could have a material adverse effect on its financial condition, results of operations and cash flow. Although Talos Energy obtains insurance against some of these risks, it cannot insure against all possible losses. As a result, any damage or loss not covered by insurance could have a material adverse effect on Talos Energy’s financial condition, results of operations and cash flow.

Talos Energy has insurance policies to cover some of its risk of loss associated with its operations, and Talos Energy maintains the amount of insurance it believes is prudent based on its estimated loss potential. However, not all of its business activities can be insured at the levels Talos Energy desires because of either limited market availability or unfavorable economics (limited coverage for the underlying cost).

Talos Energy’s general property damage insurance provides varying ranges of coverage based upon several factors, including well counts and the cost of replacement facilities. Talos Energy’s general liability insurance program provides a limit of $250 million for each occurrence and in the aggregate, and includes varying deductibles. Talos Energy’s Offshore Pollution Act insurance is also subject to a maximum of up to $150 million for each occurrence and in the aggregate, including a $100,000 retention (100%). Coverage for damage to its assets resulting from a named Gulf of Mexico windstorm, however, is subject to a maximum of $112.5 million per named windstorm and in the aggregate, and is subject to a $25 million per occurrence retention (i.e. $112.5 million limit in excess of $25 million per occurrence). Talos Energy separately maintains an operators extra expense policy with additional coverage for an amount up to $500 million for Gulf of Mexico deepwater drilling wells, $150 million for Gulf of Mexico shelf drilling wells, $75 million for Gulf of Mexico producing and shut-in wells, $50 million for drilling and workover in inland waters and $25 million for drilling and workover in onshore fields that would cover costs involved in making a well safe after a blow-out or getting the well under control; re-drilling a well to the depth reached prior to the well being out of control or blown out; costs for plugging and abandoning the well; costs for clean-up and containment and for damages caused by contamination and pollution. For Talos Energy’s Mexico insurance policies, it maintains $250 million in operators extra expense coverage for operations and $500 million per occurrence and aggregate limit for general liability.

Talos Energy may increase or decrease insurance coverage around its key strategic assets, including potentially purchasing catastrophic bond instruments. Talos Energy’s highest value assets, which are located in the Phoenix Field, produce through the HP-1 floating production system which has the capability to disconnect and move away in the event of a storm, mitigating the risk of property damage.

Talos Energy customarily has reciprocal agreements with its customers and vendors in which each contracting party is responsible for its respective personnel for liability related to work performed for Talos Energy. Under these agreements, Talos Energy generally is indemnified against third party claims related to the injury or death of its customers’ or vendors’ personnel, as long as injury or death is caused by work being performed for Talos Energy.

Government Regulation

Exploration and development and the production and sale of oil, natural gas and NGLs are subject to extensive federal, state, local and foreign regulations. An overview of these regulations is set forth below. Talos Energy does not believe that compliance with existing requirements will have a material adverse effect on its financial position, results of operations or cash flows. However, current regulatory requirements may change, currently unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered. Because such rules and regulations are frequently amended or reinterpreted, Talos Energy is unable to predict the future cost or impact of complying with such laws. Although the regulatory burden on the oil and natural gas industry increases Talos Energy’s cost of doing business and, consequently, affects its profitability, these burdens generally do not affect Talos Energy any differently or to any greater or lesser extent than they affect others in its industry with similar types, quantities and locations of production.

General Overview

Talos Energy’s oil and natural gas operations are subject to various federal, state, local and foreign laws and regulations. Generally speaking, these regulations relate to matters that include, but are not limited to:

•	location of wells;

•	size of drilling and spacing units or proration units;

•	number of wells that may be drilled in a unit;

•	unitization or pooling of oil and natural gas properties;

•	drilling and casing of wells;

•	issuance of permits in connection with exploration, drilling and production;

•	well production;

•	spill prevention plans;

•	protection of private and public surface and ground water supplies;

•	emissions permitting or limitations;

•	protection of endangered species;

•	use, transportation, storage and disposal of fluids and materials incidental to oil and natural gas operations;

•	surface usage and the restoration of properties upon which wells have been drilled;

•	calculation and disbursement of royalty payments and production taxes;

•	requirements for the posting of supplemental bonds or providing other forms of financial assurance for plugging and abandonment obligations;

•	plugging and abandoning of wells; and

•	transportation of production.

OCS Regulation. Talos Energy’s operations on federal oil and natural gas leases in the Gulf of Mexico are subject to regulation by BSEE and BOEM. These leases contain relatively standardized terms and require compliance with detailed BSEE and BOEM regulations and orders issued pursuant to various federal laws, including the Outer Continental Shelf Lands Act (“OCSLA”). These laws and regulations are subject to change, and many new requirements, including those related to safety, permitting and performance, were imposed by BSEE and BOEM subsequent to the April 2010 Deepwater Horizon incident. For offshore operations, lessees must obtain BOEM approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the EPA, lessees must obtain a permit from BSEE prior to the commencement of drilling and comply with regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the OCS, calculation of royalty payments and the valuation of production for this purpose, and removal of facilities. These rules are frequently subject to change. For example, in April 2016, BSEE published a final rule on well control that, among other things, imposes rigorous standards relating to the design, operation and maintenance of blow-out preventers, real-time monitoring of deepwater and high temperature, high pressure drilling activities, and enhanced reporting requirements. Pursuant to President Trump’s Executive Orders dated March 28, 2017 and April 28, 2017 (the “Executive Orders”), BSEE initiated a review of the well control regulations to determine whether the rules are consistent with the stated policy of encouraging energy exploration and production, while ensuring that any such activity is safe and environmentally responsible. On October 24, 2017, BSEE announced, in a report published by the Department of the Interior, that it is considering several revisions to the regulations and that it is in the process of determining the most effective way to engage stakeholders in the process.

Also, in April 2016, BOEM published a proposed rule that would update existing air emissions requirements relating to offshore oil and natural gas activity on the OCS. BOEM regulates these air emissions in connection with its review of exploration and development plans, rights of way and rights of use and/or easement applications. The proposed rule would bolster existing air emissions requirements by, among other things, requiring the reporting and tracking of the emissions of all pollutants defined by the EPA to affect human health and public welfare. Pursuant to the Executive Orders, BOEM is reviewing the proposed air quality rule. On October 24, 2017, the Department of the Interior announced that it is currently reviewing recommendations on how to proceed, including promulgating final rules for certain necessary provisions and issuing a new proposed rule that may withdraw certain provisions and seek additional input on others.

Compliance with new and future regulations could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact Talos Energy’s business. In addition, under certain circumstances, BSEE may require Talos Energy’s operations on federal leases to be suspended or terminated. Any such suspension or termination could adversely affect Talos Energy’s financial condition and operations.

Furthermore, hurricanes in the Gulf of Mexico can have a significant impact on oil and natural gas operations. The effects from past hurricanes have included structural damage to fixed production facilities, semi-submersibles and jack-up drilling rigs. BOEM and BSEE continue to be concerned about the loss of these facilities and rigs as well as the potential for catastrophic damage to key infrastructure and the resultant pollution from future storms. In an effort to reduce the potential for future damage, BOEM and BSEE have periodically issued guidance aimed at improving platform survivability by taking into account environmental and oceanic conditions in the design of platforms and related structures. It is possible that similar, if not more stringent, requirements will be issued by BOEM and BSEE for future hurricane seasons. New requirements, if any, could increase Talos Energy’s operating costs and/or capital expenditures.

In addition, in order to cover the various decommissioning obligations of lessees on the OCS, BOEM generally requires that lessees post some form of acceptable financial assurances that such obligations will be met, such as surety bonds. The cost of such bonds or other financial assurance can be substantial, and Talos Energy can provide no assurance that it can continue to obtain bonds or other surety in all cases. For example, in a July 2016 NTL, BOEM announced updated financial assurance and risk management requirements for offshore leases. The NTL details procedures to determine a lessee’s ability to carry out its lease obligations—primarily the decommissioning of facilities—and whether to require lessees to furnish additional financial assurance to meet BOEM’s estimate of the lessees decommissioning obligations. The NTL supersedes the agency’s prior practice of allowing operators of a certain net worth to waive the need for supplemental bonds and provides updated criteria for determining a lessee’s ability to self-insure only a small portion of its OCS liabilities based upon the lessee’s financial capacity and financial strength. The NTL also allows lessees to meet their additional financial security requirements pursuant to an individually approved tailored plan, whereby an operator and BOEM agree to set a timeframe for the posting of additional financial assurances. The NTL became effective on September 12, 2016.

Talos Energy received notice from BOEM on December 29, 2016 ordering it to secure financial assurances in the form of additional security in the amount of $0.5 million. Subsequent to the December 29, 2016 order, BOEM rescinded that order and all other sole-liability orders (i.e., orders related to properties for which there is no other current or prior owner who is liable) until further notice. Also, in the first quarter of 2017, BOEM announced that it would extend the implementation timeline for the new NTL by an additional six months. Furthermore, on April 28, 2017, President Trump issued an executive order directing the Secretary of the Interior to review the NTL to determine whether modifications are necessary to ensure operator compliance with lease terms while minimizing unnecessary regulatory burdens. On June 22, 2017, BOEM announced that, pending its review of the NTL, the implementation timeline would be indefinitely extended, subject to certain exceptions.

Talos Energy remains in active discussions with its government regulators and its industry peers with regard to any future rule making and financial assurance requirements. Notwithstanding BOEM’s July 2016 NTL, BOEM may also bolster its financial assurance requirements mandated by rule for all companies operating in federal waters. The future cost of compliance with Talos Energy’s existing supplemental bonding requirements, including the obligations imposed upon Talos Energy as a result of the July 2016 NTL, to the extent implemented, as well as any other future BOEM directives, or any other changes to BOEM’s rules applicable to Talos Energy or its subsidiaries’ properties, could materially and adversely affect its financial condition, cash flows, and results of operations.

Regulation in Shallow Waters Off the Coast of Mexico. Talos Energy’s operations on oil and natural gas blocks in shallow waters off the coast of Mexico’s Veracruz and Tabasco states, and in other Mexican offshore areas where Talos Energy is assessing other exploration opportunities, are subject to regulation by the Secretariat of Energy (“SENER”), the CNH and other Mexican regulatory bodies. The CNH is responsible for, among other things, overseeing the tender procedures for awarding contracts for the exploration and production of oil and natural gas in Mexican waters, managing and supervising contracts that have been awarded, and approving exploration and production plans. The PSCs that Talos Energy and its consortium partners have entered into for the development of these acreages contain terms that impose on Talos Energy the duty to comply with various laws and regulations. These laws and regulations govern, among other things, the exploration and exploitation of hydrocarbons (including certain national content requirements), the treatment, conveyance, marketing, transport and storage of petroleum, and requirements for industrial safety, operational security, and facility decommissioning. Failure to comply can result in the imposition of monetary penalties, revocation of permits, rescission of the relevant PSC, suspension of operations, and ordered decommissioning of offshore facilities and systems. The laws and regulations governing activities in the Mexican energy sector are relatively new, having been significantly reformed in 2013, and the legal regulatory framework continues to evolve as SENER, the CNH and other Mexican regulatory bodies issue new regulations and guidance. Such regulations are subject to change, and it is possible that SENER, the CNH or other Mexican regulatory bodies may impose new or revised requirements that could increase Talos Energy’s operating costs and/or capital expenditures for operations in Mexican offshore waters.

Environmental Regulations

Talos Energy is subject to various federal, state, local and foreign regulations concerning occupational safety and health as well as the discharge of materials into, and the protection of, the environment. Environmental laws and regulations relate to, among other things:

•	assessing the environmental impact of seismic acquisition, drilling or construction activities;

•	the generation, storage, transportation and disposal of waste materials;

•	the emission of certain gases into the atmosphere;

•	the monitoring, abandonment, reclamation and remediation of well and other sites, including sites of former operations;

•	various environmental permitting requirements, such as permits for wastewater discharges;

•	the development of emergency response and spill contingency plans; and

•	protection of private and public surface and ground water supplies.

Based on regulatory trends and increasingly stringent laws, Talos Energy’s capital expenditures and operating expenses related to the protection of the environment and safety and health compliance have increased over the years and it is possible such expenses will continue to increase. Talos Energy cannot predict with any reasonable degree of certainty its future exposure concerning such matters, and the cost of compliance could be significant. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, natural resource damages or the issuance of injunctive relief (including orders to cease operations). Both onshore and offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. Moreover, some environmental laws and regulations may impose strict liability, which could subject Talos Energy to liability for conduct that was lawful at the time it occurred or conduct or conditions caused by prior operators or third parties. To the extent laws are enacted or other governmental action is taken that prohibits or restricts onshore or offshore drilling or imposes environmental protection requirements that result in increased costs to the oil and gas industry in general, Talos Energy’s business and financial results could be adversely affected.

Talos Energy expects to continue making expenditures on a regular basis relating to environmental compliance. Talos Energy maintains insurance coverage for spills, pollution and certain other environmental risks, although Talos Energy is not fully insured against all such risks. Talos Energy’s insurance coverage provides for the reimbursement to Talos Energy of certain costs incurred for the containment and clean-up of materials that may be suddenly and accidentally released in the course of its operations, but such insurance does not fully insure against pollution and similar environmental risks. Talos Energy does not anticipate that it will be required under current environmental laws and regulations to expend amounts that will have a material adverse effect on its consolidated financial position or its results of operations. However, since environmental costs and liabilities are inherent in its operations and in the operations of companies engaged in similar businesses and since regulatory requirements frequently change and may become more stringent, there can be no assurance that material costs and liabilities will not be incurred in the future. Such costs may result in increased costs of operations and acquisitions and decreased production.

Water Discharges. Talos Energy’s discharges into waters of the United States are limited by the federal Clean Water Act (“CWA”) and analogous state laws. The CWA prohibits any discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States, except in compliance with permits issued by federal and state governmental agencies. These discharge permits also include monitoring and reporting obligations. Failure to comply with the CWA, including discharge limits set by permits issued pursuant to the CWA, may also result in administrative, civil or criminal enforcement actions. Violations of the CWA can result suspension, debarment or the imposition of statutory disability, each of which prevents companies and individuals from participating in government contracts and receiving some non-procurement government benefits. The CWA also requires the preparation of oil spill response plans and spill prevention, control and countermeasure plans.

Oil Pollution Act. The Oil Pollution Act of 1990 (“OPA”) holds owners and operators of offshore oil production or handling facilities, including the lessee or permittee of the area where an offshore facility is located, strictly liable for the costs of removing oil discharged into waters of the United States and for certain damages from such spills. OPA assigns joint and several strict liability, without regard to fault, to each liable party for all containment and oil removal costs and a variety of public and private damages including, but not limited to, the costs of responding to a release of oil, natural resource damages and economic damages suffered by persons adversely affected by an oil spill. Although defenses exist to the liability imposed by OPA, they are limited. In addition, BOEM has finalized rules raising OPA’s damages liability cap from $75 million to $134 million. OPA also requires responsible parties to maintain evidence of financial responsibility in prescribed amounts. OPA currently requires a minimum financial responsibility demonstration of between $35 million to $150 million for companies operating on the OCS, although BOEM may increase this amount in certain situations. From time to time, the United States Congress has proposed amendments to OPA raising the financial responsibility requirements. If OPA is amended to increase the minimum level of financial responsibility, Talos Energy may experience difficulty in providing financial assurances sufficient to comply with this requirement. Talos Energy cannot predict at this time whether OPA will be amended or whether the level of financial responsibility required for companies operating on the OCS will be increased. In any event, if an oil discharge or substantial threat of discharge were to occur, Talos Energy may be liable for costs and damages, which costs and liabilities could be material to its results of operations and financial position.

National Environmental Policy Act. The National Environmental Policy Act (“NEPA”) requires federal agencies, including the Department of the Interior (“DOI”), to consider the impacts their actions have on the human environment, and to prepare detailed statements for major federal actions having the potential to significantly impact the environment. These requirements can lead to additional costs and delays in permitting for operators as the DOI or its bureaus may need to prepare Environmental Assessments (“EA”) and more detailed Environmental

Impact Statements (“EIS”) in support of its leasing and other activities that have the potential to significantly affect the quality of the environment. If the EA indicates that no significant impact is likely, then the agency can release a finding of no significant impact and carry on with the proposed action. Otherwise, the agency must then conduct a full-scale EIS. The NEPA process involves public input through comment. These comments, as well as the agency’s analysis of the proposed project, can result in changes to the nature of a proposed project, such as by limiting the scope of the project or requiring resource-specific mitigation. The adequacy of the agency’s NEPA process can be challenged in federal court by process participants. This process may result in delaying the permitting and development of projects, and result in increased costs.

Endangered Species Act. The Endangered Species Act (“ESA”) restricts activities that may affect federally identified endangered and threatened species or their habitats. Additionally, the Migratory Bird Treaty Act (“MBTA”) implements various treaties and conventions between the United States and certain other nations for the protection of migratory birds. Under the MBTA, the taking, killing or possessing of migratory birds is unlawful without a permit. The Marine Mammal Protection Act similarly prohibits the taking of marine mammals without authorization. Talos Energy conducts operations on oil and natural gas leases in areas where certain species that are protected by the ESA, MBTA and Marine Mammal Protection Act are known to exist and where other species that potentially could be protected under these statutes. The U.S. Fish and Wildlife Service (the “USFWS”) or the National Marine Fisheries Service may designate critical habitat that it believes is necessary for survival of a threatened or endangered species. A critical habitat designation could result in further material restrictions to federal land use and may materially delay or prohibit access to protected areas for oil and natural gas development. These statutes may result in operating restrictions or a temporary, seasonal or permanent ban in affected areas.

Hazardous Substances and Waste Management. The RCRA generally regulates the disposal of solid and hazardous wastes and imposes certain environmental cleanup obligations. Although RCRA specifically excludes from the definition of hazardous waste “drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy,” the EPA and state agencies may regulate these wastes as solid wastes. In addition, in December 2016, the EPA and environmental groups entered into a consent decree to address EPA’s alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain exploration and production related oil and gas wastes from regulation as hazardous wastes under RCRA. The consent decree requires EPA to propose a rulemaking no later than March 15, 2019 for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or to sign a determination that revision of the regulations is not necessary. If EPA proposes rulemaking for revised oil and gas regulations, the consent decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in increased costs to manage and dispose of generated wastes. Also, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous waste.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act (the “Superfund Law”) and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on persons that are considered to have contributed to the release of a “hazardous substance” into the environment. Such “responsible persons” may be subject to joint and several liability under the Superfund Law for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Further, it is not uncommon for coastal landowners or other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Air Emissions. The CAA and comparable state statutes restrict the emission of air pollutants and affect both onshore and offshore oil and natural gas operations. New facilities may be required to obtain separate construction and operating permits before construction work can begin or operations may start, and existing facilities may be required to incur capital costs in order to remain in compliance. Also, the EPA has developed, and continues to develop, more stringent regulations governing emissions of toxic air pollutants, and is considering the regulation of additional air pollutants and air pollutant parameters. For example, in October 2015, the EPA lowered the National Ambient Air Quality Standard (“NAAQS”) for ozone from 75 to 70 parts per billion. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit Talos Energy’s ability to obtain such permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant.

Worker Health and Safety. The Occupational Safety and Health Act (“OSHA”) and comparable state statutes regulate the protection of the health and safety of workers. The OSHA hazard communication standard requires maintenance of information about hazardous materials used or produced in operations and provision of such information to employees. Other OSHA standards regulate specific worker safety aspects of Talos Energy’s operations. Failure to comply with OSHA requirements can lead to the imposition of penalties.

Climate Change. From time to time, the United States Congress has considered a variety of tax, energy-related or environmental market-based mechanisms to promote or induce the reduction of emissions of greenhouse gases (“GHGs”) by several commercial or industrial sectors. In addition, more than one half of the states already have begun implementing legal measures such as renewable energy requirements or cap and trade programs to reduce emissions of GHGs.

Additionally, the United States is one of almost 200 nations that, in December 2015, agreed to the Paris Agreement, an international climate change agreement in Paris, France that calls for countries to set their own GHG emissions targets and be transparent about the measures each country will use to achieve its GHG emissions targets. The Paris Agreement entered into force on November 4, 2016. In June 2017, President Trump stated that the United States would withdraw from the Paris Agreement, but may enter into a future international agreement related to GHGs. The Paris Agreement provides for a four-year exit process beginning when it took effect in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time.

In addition, the EPA has determined that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because emissions of such gases contribute to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal CAA. The EPA adopted two sets of rules regulating GHG emissions under the CAA, one of which requires a reduction in emissions of greenhouse gases from motor vehicles and the other of which regulates emissions of GHGs from certain large stationary sources through preconstruction and operating permit requirements. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, on an annual basis. Currently, Talos Energy’s operations include one active floating production unit (the HP-I) that is subject to those EPA GHG reporting requirements.

The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, on an annual basis. Recent regulation of GHGs has focused on fugitive methane emissions. For example, in June 2016, the EPA finalized rules that established new air emission controls for emissions of methane from certain equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. The EPA’s rule package includes first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions. However, in a March 28, 2017 executive order, President Trump directed the EPA to review the 2016 regulations and, if appropriate, to initiate a rulemaking to rescind or revise them consistent with the stated policy of promoting clean and safe development of the nation’s energy resources, while at the same time avoiding regulatory burdens that unnecessarily encumber energy production. On June 16, 2017, the EPA published a proposed rule to stay for two years certain requirements of the 2016 regulations, including fugitive emission requirements. The regulations remain in effect unless revised or repealed by a separate EPA rulemaking in the future, which is likely to be challenged in court.

Environmental Regulation in Shallow Waters Off the Coast of Mexico. Talos Energy’s operations on oil and natural gas blocks in shallow waters off the coast of Mexico’s Veracruz and Tabasco states, and in other Mexican offshore areas where Talos Energy is assessing other exploration opportunities, are subject to regulation by the Mexican National Agency of Industrial Safety and Environmental Protection of the Hydrocarbons Sector (“ASEA”). Talos Energy must obtain ASEA-issued permits and comply with ASEA regulations governing hydrocarbon activities, including requirements for environmental impact and risk assessments, industrial safety, waste management, water and air emissions, operational security, and facility decommissioning. Under the PSCs, Talos Energy is jointly and severally liable, along with Sierra and Premier, for the performance of all obligations under the PSCs, including exploration, appraisal, extraction, and abandonment activities and compliance with all environmental regulations. Failure to comply with applicable laws and regulations can result in the imposition of monetary penalties, revocation of permits, suspension of operations, and ordered decommissioning of offshore facilities and systems. The laws and regulations governing the protection of health, safety, and the environment from activities in the Mexican energy sector are relatively new, having been significantly reformed in 2013 and 2014, and the legal regulatory framework continues to evolve as ASEA and other Mexican regulatory bodies issue new regulations and guidance. Such regulations are subject to change, and it is possible that ASEA or other Mexican regulatory bodies may impose new or revised requirements that could increase Talos Energy’s operating costs and/or capital expenditures for operations in Mexican offshore waters.

Federal Regulation of Sales and Transportation of Natural Gas

Talos Energy’s sales of natural gas are affected directly or indirectly by the availability, terms and cost of natural gas transportation. The prices and terms for access to pipeline transportation of natural gas are subject to extensive federal and state regulation. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the Natural Gas Act of 1938 (“NGA”) and the Natural Gas Policy Act of 1978 (“NGPA”) and by regulations and orders promulgated under the NGA and/or NGPA by the Federal Energy Regulatory Commission (“FERC”). In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by the United States Congress and by FERC regulations. However, certain offshore gathering and transportation services Talos Energy relies upon are subject to limited FERC regulation and are regulated by the states.

Pursuant to authority delegated to it by the Energy Policy Act of 2005 (“EPAct 2005”), the FERC promulgated anti-manipulation regulations establishing violation enforcement mechanisms that make it unlawful for any entity, directly or indirectly, in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to the jurisdiction of FERC to (i) use or employ any device, scheme or artifice to defraud, (ii) make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or (iii) engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon any entity. The EPAct 2005 also amended the NGA and the NGPA to give FERC authority to impose civil penalties for violations of these statutes and regulations, up to $1,213,503 per violation, per day for 2017 (this amount is adjusted annually for inflation). The FERC may also order disgorgement of profits and corrective action. The anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of natural gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” natural gas sales, purchases or transportation subject to FERC jurisdiction, which includes annual reporting requirements for entities that purchase or sell a certain volume of natural gas in a given calendar year. Talos Energy believes, however, that neither the EPAct 2005 nor the regulations promulgated by FERC as a result of the EPAct 2005 will affect it in a way that materially differs from the way they affect other natural gas producers, gatherers and marketers with which Talos Energy competes.

Talos Energy’s sales of oil and natural gas are also subject to market manipulation and anti-disruptive requirements under the Commodity Exchange Act (“CEA”) as amended by the Dodd-Frank Financial Reform Act, and regulations promulgated thereunder by the CFTC. The CFTC prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce or futures on such commodity. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity.

The current statutory and regulatory framework governing interstate natural gas transactions is subject to change in the future, and the nature of such changes is impossible to predict. Talos Energy cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by the United States Congress, the applicable federal agencies, or the various state legislatures, and what effect, if any, the proposals might have on its operations. The natural gas industry historically has been very heavily regulated. In the past, the federal government regulated the prices at which natural gas could be sold. Since 1978, various federal laws have been enacted that have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in “first sales,” which include all of Talos Energy’s sales of its own production. However, Talos Energy is subject to reporting requirements imposed by FERC. There is always some risk, however, that the United States Congress may reenact price controls in the future. Changes in law and to FERC policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate pipelines or impose additional reporting or other requirements upon Talos Energy’s operations, and Talos Energy cannot predict what future action the FERC will take. Therefore, there is no assurance that the current regulatory approach recently pursued by the FERC and the United States Congress will continue. Talos Energy does not believe, however, that any regulatory changes will affect it in a way that materially differs from the way they will affect other natural gas producers, gatherers and marketers with which Talos Energy competes.

Federal Regulation of Sales and Transportation of Crude Oil

Talos Energy’s sales of crude oil and condensate are currently not regulated and are made at negotiated prices. There is always some risk, however, that the United States Congress may reenact price controls in the future. Talos Energy cannot predict whether new legislation to regulate crude oil, or the prices charged for crude oil might be proposed, what proposals, if any, might actually be enacted by the United States Congress or the various state legislatures and what effect, if any, the proposals might have on its operations. Additionally, such sales may be subject to certain state, and potentially federal, reporting requirements.

Talos Energy’s ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to FERC jurisdiction under the Interstate Commerce Act, and intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. Certain regulations implemented by the FERC in recent years and certain pending rulemaking and other proceedings could result in an increase in the cost of transportation service on certain petroleum products pipelines. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Talos Energy does not believe, however, that any regulatory changes will affect it in a way that materially differs from the way they will affect other crude oil and condensate producers with which Talos Energy competes.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, Talos Energy believes that access to oil pipeline transportation services generally will be available to it to the same extent as to other crude oil and condensate producers with which Talos Energy competes.

The FERC also implements the OCSLA pertaining to transportation and pipeline issues, which requires that all pipelines operating on or across the OCS provide nondiscriminatory transportation service. Talos owns and operates pipelines that are located in the OCS and are subject to the non-discrimination requirements in the OCSLA.

Employees

Talos Energy had 238 employees at February 15, 2018. Talos Energy believes that relations with its employees are good.

Legal Proceedings

For a discussion of our commitments and contingencies, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Talos Energy—Commitments and Contingencies.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF STONE ENERGY

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 (incorporated by reference), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TALOS ENERGY

The information in this consent solicitation statement/prospectus includes “forward-looking statements” that reflect Talos Energy’s future plans, estimates, beliefs and expected performance. All statements, other than statements of historical fact included in this consent solicitation statement/prospectus, regarding Talos Energy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this consent solicitation statement/prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Talos Energy’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this consent solicitation statement/prospectus. Forward-looking statements may include statements about Talos Energy’s:

•	business strategy;

•	reserves;

•	exploration and development drilling prospects, inventories, projects and programs;

•	ability to replace the reserves Talos Energy produces through drilling and property acquisitions;

•	financial strategy, liquidity and capital required for its development program;

•	realized oil and natural gas prices;

•	timing and amount of future production of oil, natural gas and NGLs;

•	hedging strategy and results;

•	future drilling plans;

•	competition and government regulations;

•	ability to obtain permits and governmental approvals;

•	pending legal or environmental matters;

•	marketing of oil, natural gas and NGLs;

•	leasehold or business acquisitions;

•	costs of developing its properties;

•	general economic conditions;

•	credit markets;

•	uncertainty regarding Talos Energy’s future operating results; and

•	plans, objectives, expectations and intentions contained in this consent solicitation statement/prospectus that are not historical.

Talos Energy cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond its control, incident to the exploration for and development, production, gathering and sale of oil, natural gas and NGLs. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks discussed in “Risk Factors.”

Reserve engineering is a process of estimating underground accumulations of oil, natural gas and NGLs that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Should one or more of the risks or uncertainties described in this consent solicitation statement/prospectus occur, or should underlying assumptions prove incorrect, Talos Energy’s actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Talos Energy or persons acting on its behalf may issue. Except as otherwise required by applicable law, Talos Energy disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this consent solicitation statement/prospectus.

Talos Energy LLC

Talos Energy was formed in 2011. Upon formation, Talos Energy Operating Company LLC, Talos Energy Offshore LLC, Talos Energy Operating GP, LLC, Talos Energy Holding LLC, and Talos Production LLC became wholly owned subsidiaries of Talos Energy. Talos Production Finance Inc. was formed on January 15, 2013 and Talos Energy Phoenix LLC was formed on October 31, 2016 as wholly owned subsidiaries of Talos Energy.

On February 3, 2012, Talos Energy completed a transaction with funds affiliated with, and controlled by, Apollo Global Management LLC (together with its consolidated subsidiaries, “Apollo”), funds affiliated with, and controlled by, Riverstone Holdings, LLC (together with its affiliates and Apollo, Talos Energy’s “Sponsors”), and members of management pursuant to which Talos Energy received a private equity capital commitment, which may be increased up to $600 million with approval from Talos Energy’s Board of Directors.

Talos Energy’s Business

Talos Energy is a technically driven independent exploration and production company with operations in the Gulf of Mexico and in the shallow waters off the coast of Mexico. Its focus in the Gulf of Mexico is the exploration, acquisition, exploitation and development of deep and shallow water assets near existing infrastructure. The shallow waters off the coast of Mexico provide it with high impact exploration opportunities in an emerging basin.

Outlook and Planned Capital Investments

During 2017, Talos Energy incurred capital expenditures of $194.5 million excluding amounts paid for acquisitions and plugging and abandonment. Of this, approximately $107.8 million was spent on drilling and completion activities, with the balance spent on proved developed non-producing reserves (“PDNP”) recompletions, seismic, leases and other items. Additionally, Talos Energy spent approximately $32.7 million on plugging and abandonment.

Talos Energy’s 2018 capital expenditure budget is approximately $175.0 million to $195.0 million, excluding amounts paid for acquisitions and plugging and abandonment. Of this, approximately $85.0 million to $95.0 million is planned for drilling and completion activities, with the balance to be spent on PDNP recompletions, seismic, leases and other items. Talos Energy expects to spend $40.0 million to $50.0 million on plugging and abandonment activities in 2018.

The amount and timing of many of these capital expenditures is largely discretionary and within Talos Energy’s control. Talos Energy could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including but not limited to the success of its drilling activities, prevailing and anticipated prices for oil, natural gas and NGLs, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other interest owners.

Maintaining adequate liquidity may involve borrowing under Talos Energy’s senior secured reserve-based revolving credit facility (the “Bank Credit Facility”) that had $403.0 million in borrowings outstanding and an additional $4.9 million in undrawn letters of credit as of December 31, 2017, or could require reductions in its capital spending. In the near-term Talos Energy will focus on maximizing returns on existing assets by deploying capital to increase existing production by pursuing its shelf exploration and exploitation program and its deepwater development program.

Talos Energy focuses its operations in the Gulf of Mexico shallow and deep waters because it believes those areas provide it with favorable geologic and economic conditions, including multiple reservoir formations, comprehensive geologic databases, extensive infrastructure and an attractive acquisition market, and because Talos Energy has significant experience and technical expertise in the basin. Additionally, Talos Energy has access to state-of-the-art three-dimensional seismic data, some of which is aided by new and enhanced reprocessing techniques that have not been previously applied to its current acreage position. Talos Energy intends to increase equity holder value in a safe and environmentally responsible manner through the following strategies:

•	grow production, reserves and cash flow by developing its attractive asset base in a capital efficient manner, including the development and drilling of new exploration prospects;

•	evaluate and pursue complementary acquisitions;

•	maintain operatorship to control and leverage its technical expertise;

•	expand through third-party drilling projects and farm-in opportunities;

•	acquire new leases through active participation in federal and state lease sales to expand the exploration portfolio and drilling inventory; and

•	maintain financial strength, liquidity and flexibility.

Factors Affecting the Comparability of Talos Energy’s Financial Condition and Results of Operations

Recent Developments

On February 15, 2018, Talos Energy redeemed the remaining $25.0 million aggregate principal amount of the 2018 Senior Notes at par.

On February 8, 2018, Talos Energy amended a previous agreement to use the Ensco 75, a jackup drilling rig, to execute a portion of Talos Energy’s 2018 drilling program. Under the terms of the amendment, Talos Energy will pay Ensco a base vessel day work rate based on the number of days contracted for 60 additional days during 2018. The estimated payments in 2018 are approximately $7.8 million, which includes the $3.9 million related to the agreement prior to the amendment.

On December 15, 2017, initial production commenced from the Tornado II deep water well (GC 281 #2ST) in the Phoenix Field of the Green Canyon area in the Gulf of Mexico in approximately 2,700 feet of water. During the two-week test period, gross production rates exceeded 12,350 Boepd, of which 83% was oil. Coupled with the first Tornado well, Talos Energy plans to flow the wells at a combined gross rate of 24,000 - 27,000 Boepd. Talos Energy has a 65% working interest in the well and is the operator.

On November 21, 2017, Talos Energy executed an agreement to combine with Stone Energy to form Talos Energy, Inc. in an all-stock transaction. For more information, see “The Transactions—Background of the Transactions.”

During the second quarter of 2017, Talos Energy completed drilling operations on the exploration well Zama-1 in offshore Mexico, reaching a total depth of 13,480 feet (4,109 meters). Talos Energy holds a 35% participation interest with Sierra and Premier holding 40% and 25% participation interest, respectively. The gross oil bearing interval is over 1,100 feet (335 meters). The well has been suspended as a future producer. Talos Energy is now analyzing all the data gathered from the Zama-1 well and evaluating the optimal methods for appraisal and development of the discovery.

During the fourth quarter 2017, Talos Energy performed nine recompletions and well work projects, of which eight were successful. The average incremental production provided by these recompletions and well work projects during the 30 days after completion of the project was approximately 3,600 gross Boepd. Talos Energy will continue to focus on low risk projects that offer attractive yields in the current commodity price environment.

Transaction Expenses

Talos Energy has incurred and expects to incur material expenses associated with the Transactions that are not reflected in its historical results of operations.

Public Company and Income Tax Expenses

Talos Energy is a private limited liability company that did not historically incur certain incremental expenses associated with being a public company or U.S. federal income tax expense. For additional information regarding the pro forma impact of the Transactions on the results of operations of Talos Energy, see the pro forma financial information included elsewhere in this consent solicitation statement/prospectus.

Acquisition History

On December 20, 2016, Talos Energy consummated the Sojitz Acquisition whereby Talos Energy purchased an additional 15% working interest in the Phoenix Field from Sojitz Energy Venture, Inc. (“Sojitz”) for approximately $85.8 million in cash and the assumption of certain asset retirement obligations, subject to customary post-closing adjustments. The purchase price was funded by a $93.8 million ($91.9 million net of $1.9 million of transaction fees) contribution from the Sponsors. Additionally, Talos Energy entered into a contingent consideration arrangement in the form of an earn-out equal to 5% of the acquired property’s monthly net profit if its realized oil price is greater than $65.00 per Bbl in a given month. The maximum payout under the earn-out is $10.0 million and has an indefinite life pursuant to the purchase and sale agreement.

On April 8, 2015, Talos Energy entered into a supplemental agreement and first amendment to a previous participation agreement dated July 1, 2014 with Deep Gulf Energy III, LLC (“DGE”) to acquire a 25% working interest in the Motormouth discovery located in the Phoenix Field in exchange for $38.5 million in cash, the assumption of estimated asset retirement obligations and the right to participate in an additional 10% working interest in its Tornado exploration prospect. The working interest acquired from DGE was previously farmed out to DGE on July 1, 2014 in order for DGE to participate in the Motormouth exploration prospect. The Sponsors made a $75.0 million ($73.5 million net of $1.5 million of transaction fees) equity contribution in April 2015, of which a portion was used to fund the purchase price.

On March 31, 2015, Talos Energy completed the acquisition of all the issued and outstanding membership interests of Gulf Coast Energy Resources, LLC (“GCER”) from Warburg Pincus Private Equity (E&P) X-A, LP and its affiliates, Q-GCER (V) Investment Partners and GCER management and independent directors. Through this acquisition, Talos Energy acquired all of GCER’s oil and natural gas assets which consist of proved and unproved property primarily located in the Gulf of Mexico Shelf and lower Gulf Coast areas along with current and other long-term assets. As consideration for the acquired membership interests in GCER, Talos Energy assumed $55.0 million in long-term debt as well as the estimated asset retirement obligations and current liabilities as of March 31, 2015. Additionally, it entered into a contingent consideration arrangement in the form of an earn-out, valued at $0.1 million, if the oil and natural gas assets meet certain return on investment targets within the subsequent five years. Talos Energy incurred approximately $0.8 million of transaction fees which were expensed and reflected in general and administrative expense during 2015. Talos Energy refers to the acquisition of all the issued and outstanding membership interests in GCER as the “GCER Acquisition.”

On July 31, 2014, Talos Energy completed the acquisition of selected Gulf of Mexico Shelf oil and natural gas assets from Stone Energy and its subsidiary, Stone Energy Offshore, L.L.C. After customary post-closing adjustments from the effective date of April 1, 2014, which resulted in a reduction to the $200.0 million purchase price of approximately $23.5 million, Talos Energy paid $176.5 million in cash, $15.0 million of which was previously paid as a deposit in June 2014. The purchase price was primarily funded by borrowings under Talos Energy’s Bank Credit Facility and a $35.0 million ($34.3 million net of $0.7 million in transaction fees) contribution from the Sponsors. Talos Energy incurred approximately $2.3 million of transaction fees which were expensed and reflected in general and administrative expense during 2014. Talos Energy refers to the acquisition of assets from Stone Energy and its subsidiary as the “Stone Acquisition.”

On March 31, 2014, Talos Energy purchased an additional 15% working interest in the Phoenix Field from Sojitz for $64.0 million in cash and the assumption of certain asset retirement obligations. The purchase price was funded by a $64.0 million borrowing under the Bank Credit Facility. This transaction increased Talos Energy’s ownership in the Phoenix Field to an 85% working interest. Talos Energy incurred approximately $0.2 million of transaction fees which were reflected in general and administrative expense during 2014.

Talos Energy intends to continue to selectively acquire companies and producing properties based on disciplined valuations of proved reserves. In addition, Talos Energy believes that the Gulf of Mexico continues to represent an attractive buyer’s market, which should facilitate this acquisition strategy. As with its historical acquisitions, any future acquisitions could make year-to-year comparisons of its results of operations difficult. Talos Energy may also incur substantial debt or issue additional equity securities to fund future acquisitions.

For certain periods, Talos Energy has provided additional analysis for comparability of results and to aid in the analysis and understanding of its operating performance period over period. Any non-GAAP analysis is provided as supplemental financial information to its GAAP results and is not intended to be a substitute for its reported GAAP results.

Known Trends and Uncertainties

Volatility in Oil, Natural Gas and NGL Prices. Historically, the markets for oil and natural gas have been volatile. Talos Energy’s revenue, profitability, access to capital and future rate of growth depends upon the price it receives for its sales of oil, natural gas and NGL production. Oil, natural gas and NGL prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. For example, during the year ended December 31, 2017 the NYMEX WTI prompt month oil settlement price ranged from a high of $57.95 per Bbl to a low of $45.20 per Bbl, during the year ended December 31, 2016, the NYMEX WTI prompt month oil settlement price ranged from a high of $52.17 per Bbl to a low of $30.62 per Bbl and during the year ended December 31, 2015, the NYMEX WTI prompt month oil settlement price ranged from a high of $59.83 per Bbl to a low of $37.33 per Bbl. The high, low and average prices for NYMEX WTI and NYMEX Henry Hub are monthly contract prices. Talos Energy believes its oil and natural gas derivative contracts provide commodity price protection from a decline in commodity prices for a considerable portion of its anticipated production for 2018 and 2019. Talos Energy can, however, be impacted by short-term changes in commodity prices to the extent actual production volumes exceed anticipated production for which it has entered into oil and natural gas derivative contracts. Talos Energy would also be negatively impacted in the long-term by any sustained depression in prices of oil, natural gas or NGLs, including through reductions in its drilling opportunities or borrowing base under its Bank Credit Facility.

BOEM Bonding Requirements. In order to cover the various decommissioning obligations of lessees on the OCS, BOEM generally requires that lessees post some form of acceptable financial assurances that such obligations will be met, such as surety bonds. The cost of such bonds or other financial assurance can be substantial, and Talos Energy can provide no assurance that it can continue to obtain bonds or other surety in all cases. For example, in July 2016, BOEM announced updated financial assurance and risk management requirements for offshore leases. The NTL details procedures to determine a lessee’s ability to carry out its lease obligations—primarily the decommissioning of OCS facilities— and whether to require lessees to furnish additional financial assurance to meet BOEM’s estimate of the lessees decommissioning obligations. The NTL supersedes the agency’s prior practice of allowing operators of a certain net worth to waive the need for supplemental bonds and provides updated criteria for determining a lessee’s ability to self-insure its OCS liabilities based upon the lessee’s financial capacity and financial strength. The NTL also allows lessees to meet their additional financial security requirements through the submission of a tailored plan, whereby an operator and BOEM agree to set a timeframe for the posting of additional financial assurances.

In the first quarter of 2017, BOEM announced that it will extend the implementation timeline for the new NTL by an additional six months. Sole-liability leaseholders will have 60 days from the date of receipt of an order requiring additional financial security to comply. For all other holdings, leaseholders will have 120 days from the date they receive an order to provide additional security, if required. Alternatively, lessees can provide a tailored financial plan to BOEM, which will permit the use of forms of financial security other than surety bonds and pledges of treasury securities and allow companies to phase in funding of the additional security. Talos Energy received notice from BOEM on December 29, 2016 ordering Talos Energy to secure financial assurances in the form of additional security in the amount of $0.5 million. Subsequent to the December 29, 2016 order, BOEM has rescinded all orders dated December 29, 2016 until further notice.

Talos Energy remains in active discussion with both its regulators and industry peers with regard to any further rule making and financial assurance requirements. Notwithstanding BOEM’s July 2016 NTL, BOEM may also increase its financial assurance requirements mandated by rule for all companies operating in federal waters. The future cost of compliance with Talos Energy’s existing supplemental bonding requirements, the July 2016 NTL, as well as any other future BOEM directives or any other changes to BOEM’s rules applicable to Talos Energy or its subsidiaries’ properties, could materially and adversely affect its financial condition, cash flows, and results of operations.

The implementation of BOEM’s new NTL will likely require operators to post surety bonds with respect to leases that previously had a waived party as a current owner, which will in turn force these operators to seek additional surety bonds and could, consequently, exceed the surety bond market’s current capacity for providing such additional financial assurance. In addition, operators who have already leveraged their assets as a result of the decline in the 2016 oil market could face difficulty obtaining surety bonds because of concerns the surety may have about the priority of their lien on the operator’s collateral. Moreover, depressed oil prices could result in sureties seeking additional collateral to support existing bonds, such as cash or letters of credit, and Talos Energy cannot provide assurance that it will be able to satisfy collateral demands for current bonds or for additional bonds to comply with the supplemental bonding requirements of BOEM. If Talos Energy is required to provide collateral in the form of cash or letters of credit, its liquidity position could be negatively impacted and it may be required to seek alternative financing. To the extent Talos Energy is unable to secure adequate financing, it may be forced to reduce its capital expenditures. All of these factors may make it more difficult for Talos Energy to obtain the financial assurances required by BOEM to conduct operations on the OCS. These and other changes to BOEM bonding and financial assurance requirements could result in increased costs of Talos Energy’s operations and consequently have a material adverse effect on its business and results of operations.

Deepwater Operations. Talos Energy has interests in three deepwater fields in the Gulf of Mexico, two of which it operates (the Bushwood and Phoenix fields). Operations in the deepwater can result in increased operational risks as has been demonstrated by the Deepwater Horizon disaster in 2010. Despite technological advances since this disaster, liabilities for environmental losses, personal injury and loss of life and significant regulatory fines in the event of a disaster could be well in excess of insured amounts and result in significant current losses on its statements of operations as well as going concern issues.

Oil Spill Response Plan. Talos Energy maintains a Regional Oil Spill Response Plan (the “Response Plan”) that defines its response requirements, procedures and remediation plans in the event it has an oil spill. Oil Spill Response Plans are generally approved by BSEE bi-annually, except when changes are required, in which case revised plans are required to be submitted for approval at the time changes are made. Talos Energy believes the Response Plan specifications are consistent with the requirements set forth by BSEE. Additionally, these plans are tested and drills are conducted periodically at all levels of Talos Energy.

Talos Energy has contracted with an emergency and spill response management consultant to provide management expertise, personnel and equipment under the supervision of Talos Energy in the event of an incident requiring a coordinated response. Additionally, Talos Energy is a member of Clean Gulf Associates (“CGA”), a not-for-profit association of producing and pipeline companies operating in the Gulf of Mexico that has capabilities to simultaneously respond to multiple spills. Talos Energy is also a member of Marine Spill Response Corporation (“MSRC”), a private, not-for-profit marine spill response organization that is funded by the Marine Preservation Association, a member-supported, not-for-profit organization created to assist the petroleum and energy-related industries by addressing problems caused by oil spills on water. In the event of a spill, MSRC mobilizes appropriate equipment to CGA members. In addition, CGA maintains a contract with Airborne Support Inc., which provides aircraft and dispersant capabilities for CGA member companies.

Talos Energy is also a member of HWCG, which is a consortium of deepwater operators in the Gulf of Mexico with the common goal of responding quickly and comprehensively to a blowout. HWCG has contracts in place with service providers for blowout capping equipment, deepwater well intervention vessels and floating production facilities to respond to a well control situation. The member companies have also committed to a mutual aid agreement, allowing any member company to draw upon the collective technical expertise, assets and resources of the group to respond to a well control incident.

Hurricanes. Since its operations are in the Gulf of Mexico, Talos Energy is particularly vulnerable to the effects of hurricanes on production. Additionally, affordable insurance coverage for property damage to its facilities for hurricanes has become less effective due to rising retentions and limitations on named windstorm coverage and has been difficult to obtain at times in recent years. Significant hurricane impacts could include reductions and/or deferrals of future oil and natural gas production and revenues, increased lease operating expenses for evacuations and repairs and possible acceleration of plugging and abandonment costs.

How Talos Energy Evaluates Its Operations

Talos Energy uses a variety of financial and operational metrics to assess the performance of its oil and natural gas operations, including:

•	production volumes;

•	realized prices on the sale of oil, natural gas and NGLs, including the effect of its commodity derivative contracts;

•	lease operating expenses;

•	capital expenditures; and

•	Adjusted EBITDA.

Basis of Presentation

Sources of Revenues

Talos Energy’s revenues are derived from the sale of its oil and natural gas production, as well as the sale of NGLs that are extracted from its natural gas during processing. Its oil, natural gas and NGL revenues do not include the effects of derivatives, which are reported in price risk management activities income in Talos Energy’s consolidated statements of operations. The following table presents a breakout of each revenue component:

	Year Ended December 31,
	2017	2016	2015
Revenue breakout:
Oil revenue	83%	76%	77%
Natural gas revenue	12%	17%	18%
NGL revenue	4%	4%	3%
Other	1%	3%	2%

Talos Energy’s revenues may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices.

Realized Prices on the Sale of Oil, Natural Gas and NGLs. The NYMEX WTI prompt month oil settlement price is a widely used benchmark in the pricing of domestic oil in the United States. The actual prices Talos Energy realizes from the sale of oil differ from the quoted NYMEX WTI price as a result of quality and location differentials. For example, the prices Talos Energy realizes on the oil it produces are affected by the Gulf of Mexico Basin’s proximity to U.S. Gulf Coast refineries and the quality of the oil production sold in Eugene Island Crude and Louisiana Light Sweet Crude markets.

The NYMEX Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. Similar to oil, the actual prices Talos Energy realizes from the sale of natural gas differ from the quoted NYMEX Henry Hub price as a result of quality and location differentials. Currently, the sales points of Talos Energy’s gas production are generally within close proximity to the Henry Hub which creates a minimal differential in the prices it receives for its production versus average Henry Hub prices.

In the past, oil and natural gas prices have been extremely volatile, and Talos Energy expects this volatility to continue, as indicated in the table below, which provides the high, low and average prices for NYMEX WTI and NYMEX Henry Hub monthly contract prices as well as Talos Energy’s average realized oil and natural gas sales prices for the periods indicated.

	Year Ended December 31,
	2017	2016	2015
Oil:
NYMEX WTI High per Bbl	$57.95	$52.17	$59.83
NYMEX WTI Low per Bbl	45.20	30.62	37.33
Average NYMEX WTI per Bbl	50.95	43.32	48.80
Average Oil Sales Price per Bbl (including commodity derivatives)	52.46	68.46	78.42
Average Oil Sales Price per Bbl (excluding commodity derivatives)	48.92	38.55	47.31
Natural Gas:
NYMEX Henry Hub High per MMBtu	$3.93	$3.23	$3.19
NYMEX Henry Hub Low per MMBtu	2.63	1.71	2.03
Average NYMEX Henry Hub per MMBtu	3.11	2.46	2.66
Average Natural Gas Sales Price per Mcf (including commodity derivatives)	2.93	3.24	3.56
Average Natural Gas Sales Price per Mcf (excluding commodity derivatives)	3.00	2.25	2.56
NGLs:
NGL Realized Price as a % of Average NYMEX WTI	46%	36%	37%

To achieve more predictable cash flow, and to reduce exposure to adverse fluctuations in commodity prices, from time to time Talos Energy enters into commodity derivative arrangements for its anticipated production. By removing a significant portion of price volatility associated with its anticipated production, Talos Energy believes it will mitigate, but not eliminate, the potential negative effects of reductions in oil and natural gas prices on its cash flow from operations for those periods. However, in a portion of its current positions, its price risk management activity may also reduce its ability to benefit from increases in prices. Talos Energy will sustain losses to the extent its commodity derivatives contract prices are lower than market prices and, conversely, Talos Energy will sustain gains to the extent its commodity derivatives contract prices are higher than market prices.

Talos Energy will continue to use commodity derivative instruments to manage commodity price risk in the future. Talos Energy’s hedging strategy and future hedging transactions will be determined at its discretion and may be different from what it has done on a historical basis.

Expenses

Direct lease operating expense. Direct lease operating expense consists of the daily costs incurred to bring oil, natural gas and NGLs out of the underground formation and to the market, together with the daily costs incurred to maintain Talos Energy’s producing properties. Expenses for direct labor, HP-I lease, materials and supplies, rental and third party costs comprise the most significant portion of Talos Energy’s direct lease operating expense. In July 2016, Talos Energy executed a new contract for the HP-I accounted for as a capital lease, thus reducing the amount recorded as direct lease operating expenses going forward. For more information, see Note 10 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus. Direct lease operating expense does not include general and administrative expenses.

Insurance expense. Insurance expense consists of the cost of insurance policies to cover some of Talos Energy’s risk of loss associated with its operations, and Talos Energy maintains the amount of insurance it believes is prudent based on its estimated loss potential. Its significant domestic and international policies include general property damage insurance, OPA insurance, named Gulf of Mexico windstorm insurance and operators extra expense insurance.

Production taxes. Production taxes consist of severance taxes levied by the Louisiana

Department of Revenue on production of oil and natural gas from land or water bottoms within the boundaries of the state of Louisiana.

Workover / maintenance expense. Workover/maintenance expense consists of costs associated with major remedial operations on completed wells to restore, maintain or improve the well’s production. Because the amount of workover/maintenance expense is closely correlated to the levels of workover activity, which is not regularly scheduled, workover/maintenance expense is not necessarily comparable from period to period.

Depreciation, depletion and amortization expense. Depreciation, depletion and amortization expense is the expensing of the capitalized costs incurred to acquire, explore and develop oil and natural gas reserves. Talos Energy uses the full cost method of accounting for oil and natural gas activities. See “—Critical Accounting Policies and Estimates—Oil and Natural Gas Properties” for further discussion.

Write-down of oil and natural gas properties. Write-down of oil and natural gas properties occurs when Talos Energy’s capitalized oil and natural gas costs exceeds the full cost ceiling calculated as the present value of future net revenues from proved reserves, discounted at 10%, plus the lower of cost or estimated fair value of unproved oil and natural gas properties not being amortized. See “—Critical Accounting Policies and Estimates, Oil and Natural Gas Properties” for further discussion.

Accretion expense. Talos Energy has obligations associated with the retirement of its oil and natural gas wells and related infrastructure. Talos Energy has obligations to plug wells when production on those wells is exhausted, when it no longer plans to use them or when it abandons them. Talos Energy accrues a liability with respect to these obligations based on its estimate of the timing and amount to replace, remove or retire the associated assets. Accretion of the liability is recognized for changes in the value of the liability as a result of the passage of time over the estimated productive life of the related assets as the discounted liabilities are accreted to their expected settlement values.

General and administrative expense. General and administrative expense generally consists of costs incurred for overhead, including payroll and benefits for Talos Energy’s corporate staff, costs of maintaining its headquarters, costs of managing its production operations, bad debt expense, equity based compensation expense, Sponsor fees, audit and other fees for professional services and legal compliance.

Interest expense. Talos Energy finances a portion of its working capital requirements, capital expenditures and acquisitions with borrowings under its Bank Credit Facility and term based debt. As a result, Talos Energy incurs interest expense that is affected by both fluctuations in interest rates and its financing decisions. Interest includes interest incurred under Talos Energy’s debt agreements, the amortization of deferred financing costs (including origination and amendment fees), commitment fees, imputed interest on its capital lease, performance bond premiums and annual agency fees. Interest expense is net of capitalized interest on expenditures made in connection with exploratory projects that are not subject to current amortization.

Price risk management activities. Talos Energy utilizes commodity derivative instruments to reduce its exposure to fluctuations in the price of oil and natural gas. It recognizes gains and losses associated with its open commodity derivative contracts as commodity prices and the associated fair value of its commodity derivative contracts change. The commodity derivative contracts Talos Energy has in place are not designated as hedges for accounting purposes. Consequently, these commodity derivative contracts are marked-to-market each quarter with fair value gains and losses recognized currently as a gain or loss in its results of operations. Cash flow is only impacted to the extent the actual settlements under the contracts result in making a payment to or receiving a payment from the counterparty.

Results of Operations

The following table summarizes the key components of Talos Energy’s results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2017	2016	2015

Revenues:
Oil revenue	$344,781	$197,583	$244,167
Natural gas revenue	48,886	42,705	55,026
NGL revenue	16,658	9,532	10,523
Other	2,503	8,934	5,890

Total revenue	412,828	258,754	315,606
Operating expenses:
Direct lease operating expense	109,180	124,360	171,095
Insurance	10,743	13,101	17,965
Production taxes	1,460	1,958	3,311

Total lease operating expense	121,383	139,419	192,371
Workover / maintenance expense	32,825	24,810	29,752
Depreciation, depletion and amortization	157,352	124,689	212,689
Write-down of oil and natural gas properties	—	—	603,388
Accretion expense	19,295	21,829	19,395
General and administrative expense	36,673	28,686	35,662

Total operating expenses	367,528	339,433	1,093,257

Operating income (loss)	45,300	(80,679)	(777,651)
Interest expense	(80,934)	(70,415)	(51,544)
Price risk management activities income (expense)	(27,563)	(57,398)	182,196
Other income	329	405	314

Net loss	$(62,868)	$(208,087)	$(646,685)

Comparison of the Year Ended December 31, 2017 and 2016

The information below provides the financial results and an analysis of significant variances in these results for the year ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31,		Change	% Change
	2017	2016
Revenues:
Oil revenue	$344,781	$197,583	$147,198	74%
Natural gas revenue	48,886	42,705	6,181	14%
NGL revenue	16,658	9,532	7,126	75%
Other	2,503	8,934	(6,431)	(72)%

Total revenue	412,828	258,754	154,074	60%
Operating expenses:
Direct lease operating expense	109,180	124,360	(15,180)	(12)%
Insurance	10,743	13,101	(2,358)	(18)%
Production taxes	1,460	1,958	(498)	(25)%

Total lease operating expense	121,383	139,419	(18,036)	(13)%
Workover / maintenance expense	32,825	24,810	8,015	32%
Depreciation, depletion and amortization	157,352	124,689	32,663	26%
Accretion expense	19,295	21,829	(2,534)	(12)%
General and administrative expense	36,673	28,686	7,987	28%

Total operating expenses	367,528	339,433	28,095	8%

Operating income (loss)	45,300	(80,679)	125,979	156%
Interest expense	(80,934)	(70,415)	10,519	15%
Price risk management activities expense	(27,563)	(57,398)	29,835	52%
Other income	329	405	(76)	(19)%

Net loss	$(62,868)	$(208,087)	$145,219	70%

The table below provides additional detail of Talos Energy’s production volumes and sales prices per unit.

	Year Ended December 31,		Change
	2017	2016
Oil production volume (MBbls)	7,048	5,126	1,922
Oil sales revenue (in thousands)	$344,781	$197,583	$147,198
Average oil sales price per Bbl (including commodity derivatives)	$52.46	$68.46	$(16.00)
Average oil sales price per Bbl (excluding commodity derivatives)	$48.92	$38.55	$10.37
Average NYMEX WTI price per Bbl	$50.95	$43.32	$7.63
Increase in oil sales revenue due to:
Change in net realized prices (in thousands)	$73,105
Change in production volume (in thousands)	74,093

Total increase in oil sales revenue (in thousands)	$147,198

Natural gas production volume (MMcf)	16,308	19,001	(2,693)
Natural gas sales revenue (in thousands)	$48,886	$42,705	$6,181
Average natural gas sales price per Mcf (including commodity derivatives)	$2.93	$3.24	$(0.31)
Average natural gas sales price per Mcf (excluding commodity derivatives)	$3.00	$2.25	$0.75
Average NYMEX Henry Hub price per MMBtu	$3.11	$2.46	$0.65
Increase in natural gas sales revenue due to:
Change in net realized prices (in thousands)	$12,240
Change in production volume (in thousands)	(6,059)

Total increase in natural gas sales revenue (in thousands)	$6,181

NGL production volume (MBbls)	706	603	103
NGL sales revenue (in thousands)	$16,658	$9,532	$7,126
Average NGL sales price per Bbl	$23.59	$15.81	$7.78
Increase in NGL sales revenue due to:
Change in net realized prices (in thousands)	$5,498
Change in production volume (in thousands)	1,628

Total increase in NGL sales revenue (in thousands)	$7,126

Total production volume (MBoe)(1)	10,472	8,896	1,576
Price per Boe(1) (including commodity derivatives)	$41.46	$47.44	$(5.98)
Price per Boe(1) (excluding commodity derivatives)	$39.18	$28.08	$11.10

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

The following table highlights operating expense items in total and on a cost per Boe production basis. The information below provides the financial results and an analysis of significant variances in these results for the years ended December 31, 2017 and 2016 (in thousands, except per Boe data):

	Year Ended December 31,
	2017		2016
	Total	Per Boe(1)	Total	Per Boe(1)
Lease operating expenses:
Direct lease operating expense	$109,180	$10.43	$124,360	$13.98
Insurance	10,743	1.03	13,101	1.47
Production taxes	1,460	0.14	1,958	0.22

Total lease operating expenses	121,383	11.60	139,419	15.67
Depreciation, depletion and amortization	157,352	15.03	124,689	14.02
General and administrative expense	36,673	3.50	28,686	3.22
Other operating expenses:
Workover / maintenance expense	32,825	3.13	24,810	2.79
Accretion expense	19,295	1.84	21,829	2.45

Total other operating expenses	52,120	4.97	46,639	5.24

Total operating expenses	$367,528	$35.10	$339,433	$38.15

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Revenue. Total revenue for the year ended December 31, 2017 was $412.8 million compared to $258.8 million for the year ended December 31, 2016, an increase of $154.0 million, or 60%. Oil revenue increased by $147.2 million, or 74%, during the year ended December 31, 2017. This increase was primarily due to an increase of $10.37 per Bbl in Talos Energy’s realized oil sales price and 5.3 MBbl per day increase in production volumes. The increase in production volumes primarily related to a 6.2 MBbl per day increase from the Tornado well, GC 281 #1ST (T-9) in the Phoenix Field. Initial production commenced in October 2016.

Natural gas revenue increased by $6.2 million, or 14%, during the year ended December 31, 2017. The increase in natural gas revenue was due to a $0.75 per Mcf increase in Talos Energy’s realized average natural gas sales price. This increase was offset by a 7.4 MMcf per day decrease in production during the year ended December 31, 2017 primarily due to third party pipeline maintenance and weather related downtime.

Other revenue decreased by $6.4 million, or 72%, during the year ended December 31, 2017 primarily due to production handling agreements fees, commencing in 2017 from certain working interest partners in the Phoenix Field which are recorded as a reduction to lease operating expense.

Lease operating expense. Total lease operating expense for the year ended December 31, 2017 was $121.4 million compared to $139.4 million for the year ended December 31, 2016, a decrease of $18.0 million, or 13%. The decrease was primarily attributed to a $14.3 million decrease in Talos Energy’s production facility rental expense as a result of the newly negotiated seven year lease agreement with Helix for use of the HP-I beginning July 2016 which is accounted for as a capital lease (see Note 10 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus), as well as a $2.4 million decrease in Talos Energy’s insurance expense.

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense for the year ended December 31, 2017 was $157.4 million and $124.7 million for the year ended December 31, 2016, an increase of $32.7 million, or 26%. The increase is primarily due to a $1.03 per Boe, or 7%, increase in the depletion rate on Talos Energy’s proved oil and natural gas properties during the year ended December 31, 2017. Depletion on a per Boe basis increased primarily due to inclusion in the full cost pool of the capital lease asset recorded in July 2016 for use of the HP-I. Since the HP-I is utilized in Talos Energy’s oil and natural gas development activities, the asset is included within proved property and thus depleted as part of the full cost pool.

General and administrative expense. General and administrative expense for the year ended December 31, 2017 was $36.7 million compared to $28.7 million for the year ended December 31, 2016, an increase of $8.0 million, or 28%. The increase was primarily attributable $9.7 million in transaction related costs associated with the Stone Energy combination and Talos Energy’s 2017 debt exchange, partially offset by a decrease in employee related expenses of $0.7 million.

Other operating expense. Other operating expense for the year ended December 31, 2017 was $52.1 million compared to $46.6 million for the year ended December 31, 2016, an increase of $5.5 million, or 12%. This increase was primarily related to an increase of $7.8 million in facility and major wellwork due to repairs on South Marsh Island 130. This is partially offset by a decrease of $2.5 million in accretion expense for asset retirement obligations settled in 2017.

Interest expense. Interest expense for the year ended December 31, 2017 was $80.9 million compared to $70.4 million for the year ended December 31, 2016, an increase of $10.5 million, or 15%. The change was primarily due to an increase of $11.5 million from the HP-1 capital lease that began in July 2016.

Price risk management activities. Price risk management activities expense for the year ended December 31, 2017 was $27.6 million compared to $57.4 million for the year ended December 31, 2016. The decrease of $29.8 million was attributable to a $178.2 million increase in fair value of Talos Energy’s open derivative contracts offset by a $148.2 million decrease in cash settlement gains for the year ended December 31, 2017. These unrealized gains on open derivative contracts relate to production for future periods; however, changes in the fair value of all of Talos Energy’s open derivative contracts are recorded as a gain or loss in its consolidated statements of operations at the end of each month. As a result of the derivative contracts Talos Energy has in place on its anticipated production volumes through 2019, it expects these activities to continue to impact net income (loss) based on fluctuations in market prices for oil and natural gas.

Comparison of the Year Ended December 31, 2016 and 2015

The information below provides the financial results and an analysis of significant variances in these results for the year ended December 31, 2016 and 2015 (in thousands):

	Year Ended December 31,		Change	% Change
	2016	2015
Revenues:
Oil revenue	$197,583	$244,167	$(46,584)	(19)%
Natural gas revenue	42,705	55,026	(12,321)	(22)%
NGL revenue	9,532	10,523	(991)	(9)%
Other	8,934	5,890	3,044	52%

Total revenue	258,754	315,606	(56,852)	(18)%
Operating expenses:
Direct lease operating expense	124,360	171,095	(46,735)	(27)%
Insurance	13,101	17,965	(4,864)	(27)%
Production taxes	1,958	3,311	(1,353)	(41)%

Total lease operating expense	139,419	192,371	(52,952)	(28)%
Workover / maintenance expense	24,810	29,752	(4,942)	(17)%
Depreciation, depletion and amortization	124,689	212,689	(88,000)	(41)%
Write-down of oil and natural gas properties	—	603,388	(603,388)	(100)%
Accretion expense	21,829	19,395	2,434	13%
General and administrative expense	28,686	35,662	(6,976)	(20)%

Total operating expenses	339,433	1,093,257	(753,824)	(69)%
Operating loss	(80,679)	(777,651)	696,972	90%
Interest expense	(70,415)	(51,544)	18,871	37%
Price risk management activities income (expense)	(57,398)	182,196	(239,594)	(132)%
Other income	405	314	91	29%

Net loss	$(208,087)	$(646,685)	$438,598	68%

The table below provides additional detail of Talos Energy’s production volumes and sales prices per unit.

	Year Ended December 31,		Change
	2016	2015
Oil, natural gas, and NGL information:
Oil production volume (MBbls)	5,126	5,161	(35)
Oil sales revenue (in thousands)	$197,583	$244,167	$(46,584)
Average oil sales price per Bbl (including commodity derivatives)	$68.46	$78.42	$(9.96)
Average oil sales price per Bbl (excluding commodity derivatives)	$38.55	$47.31	$(8.76)
Average daily NYMEX WTI price per Bbl	$43.32	$48.80	$(5.48)
Decrease in oil sales revenue due to:
Change in prices (in thousands)	$(44,928)
Change in production volume (in thousands)	(1,656)

Total decrease in oil sales revenue (in thousands)	$(46,584)

Natural gas production volume (MMcf)	19,001	21,458	(2,457)
Natural gas sales revenue (in thousands)	$42,705	$55,026	$(12,321)
Average natural gas sales price per Mcf (including commodity derivatives)	$3.24	$3.56	$(0.32)
Average natural gas sales price per Mcf (excluding commodity derivatives)	$2.25	$2.56	$(0.31)
Average daily NYMEX Henry Hub price per MMBtu	$2.46	$2.66	$(0.20)
Decrease in natural gas sales revenue due to:
Change in prices (in thousands)	$(6,031)
Change in production volume (in thousands)	(6,290)

Total decrease in natural gas sales revenue (in thousands)	$(12,321)

NGL production volume (MBbls)	603	588	15
NGL sales revenue (in thousands)	$9,532	$10,523	$(991)
Average NGL sales price per Bbl (excluding commodity derivatives)	$15.81	$17.90	$(2.09)
Decrease in NGL sales revenue due to:
Change in prices (in thousands)	$(1,260)
Change in production volume (in thousands)	269

Total decrease in NGL sales revenue (in thousands)	$(991)

Total production per MBoe(1)	8,896	9,325	(429)
Price per Boe(1) (including commodity derivatives)	$47.44	$52.72	$(5.28)
Price per Boe(1) (excluding commodity derivatives)	$28.08	$33.21	$(5.13)

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

The following table highlights operating expense items in total and on a cost per Boe production basis. The information below provides the financial results and an analysis of significant variances in these results for the years ended December 31, 2016 and 2015 (in thousands, except per Boe data):

	Year Ended December 31,
	2016		2015
	Total	Per Boe(1)	Total	Per Boe(1)
Lease operating expenses:
Direct lease operating expense	$124,360	$13.98	$171,095	$18.35
Insurance	13,101	1.47	17,965	1.93
Production taxes	1,958	0.22	3,311	0.36

Total lease operating expenses	139,419	15.67	192,371	20.64

Depreciation, depletion and amortization	124,689	14.02	212,689	22.81
Write-down of oil and natural gas properties	—	—	603,388	64.70
General and administrative expense	28,686	3.22	35,662	3.82
Other operating expenses:
Workover / maintenance expense	24,810	2.79	29,752	3.19
Accretion expense	21,829	2.45	19,395	2.08

Total other operating expenses	46,639	5.24	49,147	5.27

Total operating expenses	$339,433	$38.15	$1,093,257	$117.24

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Revenue. Total revenue for the year ended December 31, 2016 was $258.8 million compared to $315.6 million for the year ended December 31, 2015, a decrease of $56.9 million, or 18%. Oil revenue decreased by $46.6 million, or 19%, during the year ended December 31, 2016. This decrease was primarily due to a reduction of $8.76 per Bbl in its realized oil sales price.

Natural gas revenue decreased $12.3 million, or 22%, during the year ended December 31, 2016. This decrease was primarily due to a 6.7 MMcf per day decrease in production volumes primarily related to a 3.1 MMcf per day decrease from Talos Energy’s Garden Banks 463 Field due to depletion and a 1.9 MMcf per day decrease from its East Cameron 265 Field, a non-operated field which experienced downtime during the year ended December 31, 2016. The decrease in natural gas revenue was also due to a $0.31 per Mcf decrease in Talos Energy’s realized average natural gas sales price.

Other revenue increased $3.0 million, or 52%, during the year ended December 31, 2016. This increase was primarily due to process handling agreements with Talos Energy’s partners in the Tornado well, GC 281 #1ST (T-9). Initial production of the T-9 well commenced on October 27, 2016.

Lease operating expense. Total lease operating expense for the year ended December 31, 2016 was $139.4 million compared to $192.4 million for the year ended December 31, 2015, a decrease of $53.0 million, or 28%. The decrease primarily related to Talos Energy’s continued focus on operational efficiencies and service cost savings to improve operating margins. The decrease was also attributed to a $15.8 million decrease in its production facility rental expense as a result of the newly negotiated seven year lease agreement with Helix for use of the HP-I beginning July 2016. For more information, see Note 10 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus.

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense for the year ended December 31, 2016 was $124.7 million compared to $212.7 million for the year ended December 31,

2015, a decrease of $88.0 million, or 41%. The change is primarily due to a $8.82 per Boe, or 39% decrease, in the depletion rate on Talos Energy’s proved oil and natural gas properties during the year ended December 31, 2016. Depletion on a per Boe basis decreased primarily due to the ceiling test write-downs recorded during the third and fourth quarters of 2015 and reserve additions from Talos Energy’s Tornado discovery.

Write-down of oil and natural gas properties. Write-down of oil and natural gas properties for the year ended December 31, 2016 was nil compared to $603.4 million for year ended December 31, 2015. During the year ended December 31, 2015, Talos Energy’s capitalized oil and natural gas costs exceeded the full cost ceiling calculated as the present value of future net revenues from proved reserves, discounted at 10%, plus the lower of cost or estimated fair value of unproved oil and natural gas properties not being amortized, primarily due to lower oil and natural gas prices. See Note 4 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus.

General and administrative expense. General and administrative expense for the year ended December 31, 2016 was $28.7 million compared to $35.7 million for the year ended December 31, 2015, a decrease of $7.0 million, or 20%. The decrease was primarily attributable to lower legal expenses, which involved a $4.2 million legal expense accrual incurred during the year ended December 31, 2015 (see Note 10 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus) as well as a decrease of $4.2 million in transaction related costs.

Other operating expense. Other operating expense for the year ended December 31, 2016 was $46.6 million compared to $49.1 million for the year ended December 31, 2015, a decrease of $2.5 million, or 5%. This decrease was primarily related to service cost reductions and reduced workover activity as Talos Energy focused on the most critical projects.

Interest expense. Interest expense for the year ended December 31, 2016 was $70.4 million compared to $51.5 million for the year ended December 31, 2015, an increase of $18.9 million, or 37%. The change was primarily due to the capital lease treatment of the HP-I agreement to process hydrocarbons produced from the Phoenix Field. As a result of amortization of the capital lease liability under the HP-I agreement, Talos Energy recorded $13.4 million in additional interest expense during the year ended December 31, 2016. The change was also due to a reduction of capitalized interest of $3.2 million resulting from a decrease in drilling activities and an increase in bonding expense of $2.6 million related to performance bonds posted for the minimum work program in Mexico.

Price risk management activities. Price risk management activities for the year ended December 31, 2016 was an expense of $57.4 million compared to income of $182.2 million for the year ended December 31, 2015. The decrease of $239.6 million was attributable to a $229.8 million decrease in fair value of Talos Energy’s open derivative contracts and a $9.8 million decrease in cash settlement gains for the year ended December 31, 2016. These unrealized gains on open derivative contracts relate to production for future periods; however, changes in the fair value of all of Talos Energy’s open derivative contracts are recorded as a gain or loss in its consolidated statements of operations at the end of each month. As a result of the derivative contracts Talos Energy has in place on its anticipated production volumes through 2019, it expects these activities to continue to impact net income (loss) based on fluctuations in market prices for oil and natural gas.

Commitments and Contingencies

For a further discussion of Talos Energy’s commitments and contingencies, see Note 10 to Talos Energy’s audited historical financial statements included elsewhere in this consent solicitation statement/prospectus. Additionally, Talos Energy is party to lawsuits arising in the ordinary course of its business. Talos Energy cannot predict the outcome of any such lawsuit with certainty, but Talos Energy management believes it is remote that any such pending or threatened lawsuit will have a material adverse impact on Talos Energy’s financial condition.

Due to the nature of Talos Energy’s business, Talos Energy is, from time to time, involved in other routine litigation or subject to disputes or claims related to business activities, including workers’ compensation claims, employment related disputes and civil penalties by regulators. In the opinion of Talos Energy management, none of these other pending litigations, disputes or claims against Talos Energy, if decided adversely, will have a material adverse effect on its financial condition, cash flows or results of operation.

Supplemental Non-GAAP Measure

Adjusted EBITDA

“Adjusted EBITDA” is not a measure of net income (loss) as determined by GAAP. Talos Energy uses this measure as a supplemental measure because Talos Energy believes it provides meaningful information to its investors. Talos Energy defines Adjusted EBITDA as net income (loss) plus interest expense, depreciation, depletion and amortization, accretion expense, transaction related costs, the net change in the fair value of derivatives (mark to market effect, net of cash settlements and premiums related to these derivatives), non-cash write-down of oil and natural gas properties, non-cash write-down of other well equipment inventory and non-cash equity based compensation expense. Talos Energy believes the presentation of Adjusted EBITDA is important to provide management and investors with (i) additional information to evaluate items required or permitted in calculating covenant compliance under its debt agreements, (ii) important supplemental indicators of the operational performance of its business, (iii) additional criteria for evaluating its performance relative to its peers and (iv) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of its results as reported under GAAP or as an alternative to net income (loss), operating income (loss) or any other measure of financial performance presented in accordance with GAAP.

The following table presents a reconciliation of the GAAP financial measure of net loss to Adjusted EBITDA for each of the periods indicated (in thousands, except for Boe data):

	Year Ended December 31,
	2017	2016	2015
Reconciliation of net loss to Adjusted EBITDA:
Net loss	$(62,868)	$(208,087)	$(646,685)
Interest expense	80,934	70,415	51,544
Depreciation, depletion and amortization	157,352	124,689	212,689
Accretion expense	19,295	21,829	19,395
Transaction related costs	9,652	135	4,291
Derivative fair value (gain) loss(1)	27,563	57,398	(182,196)
Net cash receipts on settled derivative instruments(1)	23,834	172,182	181,927
Non-cash write-down of oil and natural gas properties	—	—	603,388
Non-cash write-down of other well equipment inventory	260	218	2,106
Non-cash equity-based compensation expense	875	1,083	1,719

Adjusted EBITDA	$256,897	$239,862	$248,178

Production:
Boe(2)	10,472	8,896	9,325

Other Financial Data:
Adjusted EBITDA per Boe(2)	$24.53	$26.96	$26.61

(1)

The adjustments for the derivative fair value (gains) losses and net cash receipts on settled commodity derivative instruments have the effect of adjusting net loss for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because Talos Energy does not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses within Adjusted EBITDA on a cash basis during the period the derivatives settled.
(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Liquidity and Capital Resources

Overview

Talos Energy’s primary sources of liquidity are cash generated by its operations and borrowings under the Bank Credit Facility. Its primary uses of cash are for capital expenditures, working capital, debt service and for general corporate purposes. As of December 31, 2017, Talos Energy’s available liquidity (cash plus available capacity under the Bank Credit Facility) was $99.3 million.

As of December 31, 2017, total debt, net of discount and deferred financing costs, was approximately $697.6 million, comprised of $295.5 million aggregate principal amount of the 2018 Senior Notes, 2022 Senior Notes and Bridge Loans, net of unamortized original issue discount and deferred financing costs, and $402.1 million outstanding under the Bank Credit Facility net of deferred financing costs. Talos Energy was in compliance with all debt covenants as of December 31, 2017. For additional details on its total debt, see Note 6 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus.

Based on its current level of operations and available cash, Talos Energy believes its cash flows from operations, combined with availability under the Bank Credit Facility, provide sufficient liquidity to fund its projected capital requirements through 2018. However, its ability to (i) generate sufficient cash flows from operations or obtain future borrowings under the Bank Credit Facility, and (ii) repay or refinance any of its indebtedness on commercially reasonable terms or at all for any potential future acquisitions, joint ventures or other similar transactions, depends on operating and economic conditions, some of which are beyond its control. To the extent possible, Talos Energy has attempted to mitigate certain of these risks (e.g. by entering into oil and natural gas derivative contracts to reduce the financial impact of downward commodity price movements on a substantial portion of its anticipated production), but Talos Energy could be required to, or it or its affiliates may from time to time, take additional future actions on an opportunistic basis. To address further changes in the financial and/or commodity markets, future actions may include, without limitation, raising debt, including secured debt, or equity to directly or independently repurchase or refinance its outstanding debt.

As of December 31, 2017, Talos Energy had secured performance bonds primarily related to plugging and abandonment of wells and removal of facilities in the Gulf of Mexico and to guarantee the execution of the minimum work program under the Mexico PSCs totaling approximately $287.8 million. In July 2016, BOEM announced updated financial assurance and risk management requirements for offshore leases. The NTL details procedures to determine a lessee’s ability to carry out its lease obligations – primarily the decommissioning of OCS facilities—and whether to require lessees to furnish additional financial assurance to meet BOEM’s estimate of the lessees decommissioning obligations. The NTL supersedes the agency’s prior practice of allowing operators of a certain net worth to waive the need for supplemental bonds and provides updated criteria for determining a lessee’s ability to self-insure its OCS liabilities based upon the lessee’s financial capacity and financial strength. The NTL also allows lessees to meet their additional financial security requirements through the submission of a tailored plan, whereby an operator and BOEM agree to set a timeframe for the posting of additional financial assurances. In the first quarter of 2017, BOEM announced that it will extend the implementation timeline for the new NTL by an additional nine months. Sole-liability leaseholders will have 60 days from the date of receipt of an order requiring additional financial security to comply. For all non-sole liability properties, leaseholders will have 120 days from the date they receive an order to provide additional security, if required. Alternatively, lessees can provide a tailored financial plan to BOEM, which will permit the use of forms of financial security other than surety bonds and pledges of treasury securities and allow companies to phase in funding of the additional security. Talos Energy received notice from BOEM on December 29, 2016 ordering it to secure financial assurances in the form of additional security in the amount of $0.5 million. Subsequent to the December 29, 2016 order, BOEM has rescinded that order and all others dated December 29, 2016 until further notice. Talos Energy remains in active discussion with its government regulators and industry peers with regard to any future rule making and financial assurance requirements. Notwithstanding BOEM’s July 2016 NTL, BOEM may also increase Talos Energy’s financial assurance requirements mandated by rule for all companies operating in federal waters. The future cost of compliance with Talos Energy’s existing supplemental bonding requirements, the July 2016 NTL, as well as any other future BOEM directives or any other changes to BOEM’s rules applicable to Talos Energy or its subsidiaries’ properties, could materially and adversely affect its financial condition, cash flows, and results of operations.

2018 Senior Notes, Bridge Loans and 2022 Senior Notes

As of December 31, 2017, Talos Energy had $25.0 million aggregate principal amount of 2018 Senior Notes outstanding. The 2018 Senior Notes were issued pursuant to an indenture dated February 6, 2013 among the Talos Issuers, the subsidiary guarantors party thereto and the trustee. The 2018 Senior Notes pay interest on February 15 and August 15 of each year. On April 3, 2017, Talos Energy entered into an exchange agreement pursuant to which the exchanging noteholders exchanged 2018 Senior Notes for Bridge Loans. Certain affiliates of the Sponsors also exchanged 2018 Senior Notes for 2022 Senior Notes.

On April 3, 2017, Talos Energy exchanged $172.0 million of the 2018 Senior Notes for $172.0 million of newly issued Bridge Loans issued under the Second Lien Bridge Loan Agreement, dated as of April 3, 2017, by and among the Talos Issuers, the lenders party thereto and the Second Lien Agent. Of the $172.0 million exchanged, Talos Energy’s Sponsors held $39.8 million. The Bridge Loans mature on April 3, 2022. Talos Energy will pay interest on amounts outstanding under the Second Lien Bridge Loan Agreement at 11.00% per annum, semiannually on April 15 and October 15 of each year, which commenced October 15, 2017.

On April 3, 2017, Talos Energy exchanged $102.0 million of the 2018 Senior Notes for $102.0 million of newly issued 2022 Senior Notes issued under the Indenture, between the Talos Issuers, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee. The 2022 Senior Notes mature on July 5, 2022. Talos Energy will pay interest on the 2022 Senior Notes at 9.75% per annum, semiannually on February 15 and August 15 of each year, which commenced August 15, 2017.

The exchange of debt instruments was accounted for as a debt modification. Under a debt modification, a new effective interest rate that equates the revised cash flows to the carrying amount of the 2018 Senior Notes is computed and applied prospectively. Costs incurred with third parties directly related to the modification are expensed as incurred. Talos Energy incurred approximately $4.3 million in 2017 of transaction fees which were expensed and reflected in general and administrative expense during the year ended December 31, 2017.

On May 15, 2017, Talos Energy redeemed $1.0 million of the 2018 Senior Notes. As of December 31, 2017, Talos Energy had $25.0 million aggregate principal amount of 2018 Senior Notes outstanding, $172.0 million of the Bridge Loans outstanding, and $102.0 million aggregate principal amount of the 2022 Senior Notes outstanding. On February 15, 2018, Talos Energy redeemed the remaining $25.0 million aggregate principal amount of the 2018 Senior Notes at par.

For more information related to the exchange, see Note 6 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus.

Bank Credit Facility

Talos Energy maintains a Bank Credit Facility with a syndicate of financial institutions, which has been amended periodically. The Bank Credit Facility provides a revolving credit facility with a borrowing capacity up to the lesser of (i) the borrowing base (as defined in the Bank Credit Facility) and (ii) aggregate lender commitments. The Bank Credit Facility matures on February 6, 2019.

On January 10, 2017, Talos Energy paid down $15.0 million under the Bank Credit Facility and on April 3, 2017, it borrowed $10.0 million from Bank Credit Facility. The amount Talos Energy is able to borrow with respect to the borrowing base is subject to compliance with the financial covenants and other provisions of the Bank Credit Facility. Talos Energy was in compliance with all debt covenants as of December 31, 2017.

In May 2017, the lenders under Talos Energy’s Bank Credit Facility completed their regular semi-annual redetermination of the borrowing base which was reaffirmed at $475.0 million. In conjunction with the reaffirmation of the borrowing base, Talos Energy executed the Eighth Amendment to the Bank Credit Facility effective May 16, 2017. The Eighth Amendment includes (i) an increase to the consolidated total debt to EBITDAX ratio covenant from 3.50 to 1.0 to 3.75 to 1.0 each quarter from June 30, 2017 to March 31, 2018 and (ii) a requirement to execute control agreements for all deposit accounts, securities accounts and commodities accounts in the name of the borrowers and guarantors. On October 31, 2017, Talos Energy executed the Ninth Amendment to the Bank Credit Facility deferring the next borrowing base redetermination to January 2018 to fully assess the reserve impact of its recent Tornado II discovery. On January 24, 2018, Talos Energy executed the Tenth Amendment to the Bank Credit Facility deferring the next borrowing base redetermination to May 31, 2018 in response to Talos Energy’s recently announced combination with Stone Energy.

As of December 31, 2017, Talos Energy’s borrowing base was set at $475.0 million, of which no more $200 million can be used as letters of credit. As of December 31, 2017, the Bank Credit Facility had approximately $67.1 million of undrawn commitments (taking into account $4.9 million letters of credit and $403.0 million drawn).

Overview of Cash Flow Activities

The following table summarizes cash flows provided (used) by type of activity, for the following periods (in thousands):

	Year Ended December 31,
	2017	2016	2015
Operating activities	$176,053	$116,123	$138,366
Investing activities	$(157,641)	$(198,918)	$(285,139)
Financing activities	$(18,412)	$91,624	$108,231

Operating Activities. Net cash provided by operating activities increased $59.9 million in 2017 from 2016 primarily attributable to an increase in revenue, offset by a decrease in cash settlements gains on Talos Energy’s derivative contracts. Net cash provided by operating activities decreased $22.2 million from 2015 to 2016 primarily due to a decrease in revenue and decrease in cash settlements gains on Talos Energy’s derivative contracts.

Investing Activities. Net cash used in investing activities decreased $41.3 million in 2017 from 2016 as a result of decreased capital expenditures. The decrease of $86.2 million in net cash used in investing activities from 2015 to 2016 primarily related to decreased capital expenditure and acquisition spending in response to the depressed commodity environment.

Financing Activities. The change of $110.0 million in net cash used in financing activities in 2017 compared to net cash provided by financing activities in 2016 was primarily due to a reduction of $91.9 million net contribution from Talos Energy’s Sponsors. Net cash provided by financing activities decreased $16.6 million in 2016 from 2015 primarily related to a decrease of $85.0 million in net proceeds drawn from the Bank Credit Facility, $55.0 million repayment of GCER’s senior reserve-based revolving credit facility in 2015, offset by an increase of $18.4 million net contributions from the Sponsors in 2016 from 2015.

Capital Expenditures. Talos Energy funds exploration and development activities primarily through operating cash flows, cash on hand, and through borrowings under the Bank Credit Facility, if necessary. Historically, Talos Energy has funded significant property acquisitions with the issuance of senior notes, borrowings under the Bank Credit Facility and through additional equity issuances. Talos Energy occasionally adjusts its capital budget in response to changing operating cash flow forecasts and market conditions, including the prices of oil, natural gas and NGLs, acquisition opportunities and the results of its exploration and development activities.

For the year ended December 31, 2017, Talos Energy’s additions to property and equipment, excluding acquisitions, plugging and abandonment spend and asset retirement costs, on an accrual basis were $194.5 million, an increase of $73.1 million, or 60%, from the year ended December 31, 2016. Its additions for the year ended December 31, 2017 were as follows (in thousands):

Exploration	$77,243
Development(1)	106,899
Geological and geophysical/seismic	5,644
Land and lease	4,422
Other	327

Total	$194,535

(1)	Includes $11.7 million of subsea inventory paid for in 2016, which was transferred to development projects in 2017.

Additionally Talos Energy incurred $32.7 million on plugging and abandonment during the year ended December 31, 2017.

Off Balance Sheet Arrangements

Talos Energy does not have any off balance sheet arrangements as defined by Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

Talos Energy is party to various contractual obligations. Some of these obligations may be reflected in its accompanying consolidated financial statements, while other obligations, such as operating leases and capital commitments, are not reflected on its accompanying consolidated financial statements.

The following table and discussion summarizes Talos Energy’s contractual cash obligations as of December 31, 2017 (in thousands):

	2018	2019	2020	2021	Thereafter	Total
Long-term financing obligations:
Debt Principal	$24,977	$403,000	$—	$—	$274,023	$702,000
Debt Interest	45,996	30,573	28,868	28,868	9,889	144,194
Vessel Commitments(1)	10,400	6,695	—	—	—	17,095
Derivative liabilities	49,957	18,781	—	—	—	68,738
Committed purchase orders	1,316	—	—	—	—	1,316
Capital lease(2)	46,667	45,000	45,000	45,000	63,750	245,417
Minimum Lease Payments	4,119	4,345	3,791	3,811	30,492	46,558
Mexico minimum work program	—	34,942	—	—	—	34,942

Total contractual obligations(3)	$183,432	$543,336	$77,659	$77,679	$378,154	$1,260,260

(1)	Includes commitments for drilling rigs and Helix’s Q4000 well intervention vessel Talos Energy will utilize for certain deep water well intervention and decommissioning activities.
(2)	Lease agreement for the HP-I floating production facility in the Phoenix Field.
(3)	This table does not include Talos Energy’s estimated discounted liability for dismantlement, abandonment and restoration costs of oil and natural gas properties of $214.7 million as of December 31, 2017. For additional information regarding these liabilities, see Note 4 to the consolidated financial statements included elsewhere in this consent solicitation statement/prospectus.

Subsequent event. On February 8, 2018, Talos Energy amended a previous agreement to use the Ensco 75, a jackup drilling rig, to execute a portion of Talos Energy’s 2018 drilling program. Under the terms of the amendment, Talos Energy will pay Ensco a base vessel day work rate based on the number of days contracted for 60 additional days during 2018. The estimated payments in 2018 are approximately $7.8 million, which includes the $3.9 million related to the agreement prior to the amendment.

Performance Bonds. As of December 31, 2017 and 2016, Talos Energy had secured performance bonds primarily related to plugging and abandonment of wells and removal of facilities and executing the minimum work program in Mexico totaling approximately $287.8 million and $338.2 million, respectively. As of December 31, 2017 and 2016 it had $4.9 million and $4.0 million, respectively, in letters of credit issued under the Bank Credit Facility.

Quantitative and Qualitative Disclosures About Market Risk

Talos Energy is currently exposed to market risk in two areas: commodity prices and, to a lesser extent, interest rate risk. Its risk management activities will involve the use of derivative financial instruments to mitigate the impact of market price risk exposures primarily related to its oil and natural gas production. All derivatives are reflected on a gross basis in Talos Energy’s balance sheet at fair value, and changes in fair value are reflected in the statement of operations each reporting period.

Commodity Price Risks

Oil and natural gas prices can fluctuate significantly and have a direct impact on Talos Energy’s revenues, earnings and cash flow. During the year ended December 31, 2017, Talos Energy’s average oil price realizations after the effect of derivatives decreased 23% to $52.46 per Bbl from $68.46 per Bbl in the 2016 period. Talos Energy’s average natural gas realizations after the effect of derivatives has decreased 10% in 2017 to $2.93 per Mcf from $3.24 per Mcf in the 2016 period. During the year ended December 31, 2016, Talos Energy’s average oil price realizations after the effect of derivatives decreased 13% from $78.42 per Bbl in the 2015 period. Talos Energy’s average natural gas realizations after the effect of derivatives decreased 9% in 2016 from $3.56 per Mcf in the 2015 period.

Price Risk Management Activities

Talos Energy has attempted to mitigate commodity price risk and stabilize cash flows associated with its forecasted sales of oil and natural gas production through the use of oil and natural gas swaps and costless collars. These contracts will impact its earnings as the fair value of these derivatives changes. Talos Energy’s derivatives will not mitigate all of the commodity price risks of its forecasted sales of oil and natural gas production and, as a result, it will be subject to commodity price risks on its remaining forecasted production.

Talos Energy had commodity derivative instruments in place to reduce the price risk associated with future production of 14,845 MBbls of crude oil and 13,320 MMBtu of natural gas at December 31, 2017, with a net derivative liability position of $66.8 million. For additional information regarding Talos Energy’s commodity derivative instruments, see Note 5 to the consolidated financial statements included elsewhere in this consent solicitation statement/prospectus. The table below presents the hypothetical sensitivity of its commodity price risk management activities to changes in fair values arising from immediate selected potential changes in oil and natural gas prices at December 31, 2017 (in thousands):

		Oil and Natural Gas Derivatives
		10 Percent Increase		10 Percent Decrease
	Fair Value	Fair Value	Change	Fair Value	Change
Price impact(1)	$(66,830)	$(156,934)	$(90,104)	$23,282	$90,112

(1)	Presents the hypothetical sensitivity of its commodity price risk management activities to changes in fair values arising from changes in oil and natural gas prices.

Variable Interest Rate Risks

Talos Energy had total debt outstanding of $697.6 million at December 31, 2017, net of unamortized original issue discount and deferred financing costs. Of this, $295.5 million was from its 2018 Senior Notes, 2022 Senior Notes and Bridge Loans, which bear interest at fixed rates. The remaining $402.1 million is from borrowings under its Bank Credit Facility with variable interest rates. Therefore, Talos Energy is subject to the risk of changes in interest rates under its Bank Credit Facility. In addition, the terms of Talos Energy’s Bank Credit Facility require it to pay higher interest rates as it utilizes a larger percentage of its available borrowing base. Talos Energy manages its interest rate exposure by maintaining a combination of fixed and variable rate debt and monitoring the effect of market changes in interest rates. Talos Energy believes its interest rate risk exposure is partially mitigated as a result of fixed interest rates on 42% of its debt. The interest rate on its variable rate debt at December 31, 2017 was 3.5%. A 10% change in the interest rate on this variable rate debt balance at December 31, 2017 would change year ended December 31, 2017 interest expense by approximately $1.4 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expense, and the disclosures of contingent assets and liabilities. Talos Energy considers its critical accounting estimates to be those estimates that require complex or subjective judgment in the application of the accounting policy and that could significantly impact its financial results based on changes in those judgments. Changes in facts and circumstances may result in revised estimates and actual results may differ materially from those estimates. Its management has identified the following critical accounting estimates. Talos Energy’s significant accounting policies are described in Note 2 of its consolidated financial statements for the fiscal year ended December 31, 2017 included elsewhere in this consent solicitation statement/prospectus.

Oil and Natural Gas Properties

Talos Energy follows the full cost method of accounting for oil and natural gas exploration and development activities. Under the full cost method, substantially all costs incurred in connection with the acquisition, development and exploration of oil and natural gas reserves are capitalized. These capitalized amounts include the internal costs directly related to acquisition, development and exploration activities, asset retirement costs and capitalized interest. Under the full cost method, dry hole costs and geological and geophysical costs are capitalized into the full cost pool, which is subject to amortization and assessed for impairment on a quarterly basis through a ceiling test calculation as discussed below.

Capitalized costs associated with proved reserves are amortized on a country by country basis over the life of the total proved reserves using the unit of production method, computed quarterly. Conversely, capitalized costs associated with unproved properties and related geological and geophysical costs, wells currently drilling and capitalized interest are initially excluded from the amortizable base. Talos Energy transfers unproved property costs into the amortizable base when properties are determined to have proved reserves or when it has completed an evaluation of the unproved properties resulting in an impairment. Talos Energy evaluates each of these unproved properties individually for impairment at least quarterly. Additionally, the amortizable base includes future development costs, dismantlement, restoration and abandonment costs, net of estimated salvage values, and geological and geophysical costs incurred that cannot be associated with specific unproved properties or prospects in which it owns a direct interest.

Talos Energy’s capitalized costs are limited to a ceiling based on the present value of future net revenues from proved reserves, discounted at 10%, plus the lower of cost or estimated fair value of unproved oil and natural gas properties not being amortized. Any costs in excess of the ceiling are recognized as a non-cash impairment expense on the consolidated statement of operations and an increase to accumulated depreciation, depletion and amortization on its consolidated balance sheet. The expense may not be reversed in future periods, even though higher oil, natural gas and NGL prices may subsequently increase the ceiling. Talos Energy performs this ceiling test calculation each quarter. In accordance with SEC rules and regulations, it utilizes SEC pricing when performing the ceiling test. Talos Energy also holds prices and costs constant over the life of the reserves, even though actual prices and costs of oil and natural gas are often volatile and may change from period to period. The ceiling test computation resulted in a write-down of Talos Energy’s oil and natural gas properties of nil, nil and $603.4 million during the years ended December 31, 2017, 2016 and 2015, respectively.

Under the full cost method of accounting for oil and natural gas operations, assets whose costs are currently being depreciated, depleted or amortized are assets in use in the earnings activities of the enterprise and do not qualify for capitalization of interest cost. Investments in unproved properties for which exploration and development activities are in progress and other major development projects that are not being currently depreciated, depleted or amortized are assets qualifying for capitalization of interest costs.

When Talos Energy sells or conveys interests in oil and natural gas properties, it reduces its oil and natural gas reserves for the amount attributable to the sold or conveyed interest. Talos Energy does not recognize a gain or loss on sales of oil and natural gas properties, unless those sales would significantly alter the relationship between capitalized costs and proved reserves. Talos Energy treats sales proceeds on non-significant sales as reductions to the cost of its oil and natural gas properties.

Talos Energy recognizes transportation costs as a component of direct lease operating expense when it is the shipper of the product. Such costs were $10.3 million, $9.1 million and $10.5 million in the years ended December 31, 2017, 2016 and 2015, respectively.

Proved Reserve Estimates

Talos Energy estimates its proved oil, natural gas and NGL reserves in accordance with the guidelines established by the SEC. Proved oil, natural gas and NGL reserves are those quantities of oil, natural gas and

NGLs, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible in future periods from known reservoirs and under existing economic conditions, operating methods and governmental regulations. Prices are determined using SEC pricing.

Talos Energy’s estimates of proved reserves are made using available geological and reservoir data, as well as production performance data. The estimates of proved reserves are reviewed annually by internal reservoir engineers and revised, either upward or downward, as warranted by additional data. Revisions are necessary due to changes in, among other things, reservoir performance, prices, economic conditions and governmental restrictions. Decreases in price, for example, may cause a reduction in some proved reserves due to reaching economic limits at an earlier projected date. A material adverse change in the estimated volumes of proved reserves could have a negative impact on depreciation, depletion and amortization or could result in property impairments.

Fair Value Measure of Financial Instruments

Talos Energy’s financial instruments generally consisted of cash and cash equivalents, restricted cash, accounts receivable, commodity derivatives, accounts payable and debt as of December 31, 2017. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximates fair value due to the highly liquid nature of these instruments.

Fair value accounting standards define fair value, establish a consistent framework for measuring fair value and stipulate the related disclosure requirements for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. These standards also clarify fair value as an exit price, presenting the amount that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants. Talos Energy follows a three-level hierarchy, prioritizing and defining the types of inputs used to measure fair value depending on the degree to which they are observable as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial statement.

Level 3—Inputs to the valuation methodology are unobservable (little or no market data), which require the reporting entity to develop its own assumptions, and are significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

Market Approach—Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost Approach—Amount that would be required to replace the service capacity of an asset (replacement cost).

Income Approach—Techniques to convert expected future cash flows to a single present value amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

Authoritative guidance on financial instruments requires certain fair value disclosures to be presented. The estimated fair value amounts have been determined using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Asset Retirement Obligations

Talos Energy is required to record its asset retirement obligations at fair value in the period such obligations are incurred with the associated asset retirement costs being capitalized as part of the carrying cost of the asset. Its asset retirement obligations consist of estimated costs for dismantlement, removal, site reclamation and similar activities associated with its oil and natural gas properties. The estimate of the asset retirement cost is determined, inflated to an estimated future value using a three year average of the Consumer Price Index and discounted to present value using its credit-adjusted risk-free rate. Accretion of the liability is recognized for changes in the value of the liability as a result of the passage of time over the estimated productive life of the related assets as the discounted liabilities are accreted to their expected settlement values.

Revenue Recognition and Imbalances

Talos Energy records revenues from the sale of oil, natural gas and NGLs based on quantities of production sold to purchasers under short-term contracts (less than 12 months) at market prices when delivery to the customer has occurred, title has transferred, prices are fixed and determinable and collection is reasonably assured. This occurs when production has been delivered to a pipeline or when a barge lifting has occurred.

Talos Energy has interests with other producers in certain properties. In these cases, it uses the entitlement method to account for sales of production. Under the entitlement method, revenue is recorded when title passes based on Talos Energy’s net interest. Talos Energy may receive more or less than its entitled share of production, and it records its entitled share of revenues based on entitled volumes and contracted sales prices. If it receives more than its entitled share of production, the imbalance is recorded as a liability in accrued liabilities on the consolidated balance sheets. If it receives less than its entitled share, the imbalance is recorded as an asset in other current assets on the consolidated balance sheets. Its imbalances are recorded gross on its consolidated balance sheets. At December 31, 2017, its imbalance receivable was approximately $2.1 million and imbalance payable was approximately $2.7 million. At December 31, 2016, its imbalance receivable was approximately $2.1 million and imbalance payable was approximately $2.8 million. At December 31, 2015, its imbalance receivable was approximately $2.1 million and imbalance payable was approximately $2.6 million.

Talos Energy records the gross amount of reimbursements for costs from third parties as other revenues whenever it is the primary obligor with respect to the source of such costs, has discretion in the selection of how the related costs are incurred and when it has assumed the credit risk associated with the reimbursement for such costs. The costs associated with these third-party reimbursements are also recorded within the applicable cost and expenses line item in the consolidated statements of operations. Talos Energy’s other revenues have been generated primarily through fees for processing third-party production through some of its production facilities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Talos Energy to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Talos Energy’s most significant estimates are:

•	remaining proved oil and gas reserve volumes and the timing of their production;

•	estimated costs to develop and produce proved oil and gas reserves;

•	accruals of exploration costs, development costs, operating costs and production revenue;

•	timing and future costs to abandon its oil and gas properties;

•	estimated fair value of derivative positions;

•	classification of unevaluated property costs;

•	capitalized general and administrative costs and interest;

•	estimates of fair value in business combinations; and

•	contingencies.

Recently Adopted Accounting Standards

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business. This ASU clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this ASU provide a screen that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or group of similar identifiable assets, they are not a business, which reduces the number of transactions that need to be evaluated further. The update is effective for public entities for annual and interim periods beginning after December 31, 2017, but allows for early adoption provided the transaction date occurs before the issuance of the ASU, only when the transaction has not been reported in previously issued financials. Talos Energy early adopted the amendments for the Sojitz Acquisition, which was completed on December 20, 2016.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). This ASU addresses the diversity in how companies classify the presentation of changes in restricted cash on the statement of cash flows. The amendments in this update require that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The update is effective for public entities for annual and interim periods beginning after December 15, 2017, but allows for early adoption with adjustments reflected as of the beginning of the fiscal year that includes that interim period using a retrospective transition method to each period presented. This amendment was adopted by Talos Energy during the first quarter of 2017 and the amount of restricted cash is included with the cash and cash equivalents line when reconciling the beginning of period and end of period total amounts shown on the cash flow statement.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU supersedes the lease requirements in Topic 840 and requires that a lessee recognize a right-of-use asset and lease liability for leases that do not meet the definition of a short-term lease. The right-of-use asset and lease liability are to be measured on the balance sheet at the present value of the lease payments. For income statement purposes, ASU 2016-02 retains a dual model requiring leases to be classified as either operating or finance within its statements of operations. Lease costs for operating leases are recognized as a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. For finance leases, interest expense is recognized on the lease liability separately from amortization of the right-to-use asset. ASU 2016-02 does not apply to leases for oil and natural gas properties, but does apply to equipment used to explore and develop oil and natural gas reserves. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Talos Energy is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Topic 615, Revenue Recognition, and industry-specific guidance in Subtopic 932-605, Extractive Activities—Oil and Gas—Revenue Recognition, and requires an entity to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods and services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017. Entities can choose to apply the standard using either a full retrospective approach or a modified retrospective approach, with the cumulative effect initially applying ASU 2014-09 recognized at the date of initial application. Talos Energy is in the process of finalizing its implementation of ASU 2014-09 and does not anticipate the adoption will have a material effect.

DIRECTORS OF NEW TALOS

The business and affairs of New Talos will be managed by or under the direction of the New Talos Board. The Stockholders’ Agreement will provide for the nomination by the Apollo Funds, the Riverstone Funds, and Stone Energy of a certain number of members of the New Talos Board. The table below lists the persons expected to be nominated and elected to the New Talos Board following the completion of the Transactions, along with the party expected to nominate each person, each nominee’s age as of the date of this consent solicitation statement/prospectus and any other position that such nominee will hold with New Talos.

Name	Position with New Talos	Age	Nominated By
Timothy S. Duncan	Chief Executive Officer and Director	44	Apollo Funds and Riverstone Funds
Gregory A. Beard	Director	46	Apollo Funds
Christine Hommes	Director	33	Apollo Funds
Robert M. Tichio	Director	40	Riverstone Funds
Olivia C. Wassenaar	Director	38	Riverstone Funds
Neal P. Goldman	Chairman	48	Stone Energy
John “Brad” Juneau	Director	58	Stone Energy
James M. Trimble	Director	69	Stone Energy
Charles M. Sledge	Director	52	Stone Energy

The following is a brief biography of each director nominee of the New Talos Board that is known as of the date of this consent solicitation statement/prospectus.

Timothy S. Duncan

Mr. Duncan has served as President and Chief Executive Officer of Talos Energy and as a member of the Talos Energy board of directors since April 2012 and is a founder of Talos Energy. Prior to Talos Energy, Mr. Duncan was the Senior Vice President of Business Development and a founder of Phoenix Exploration in April 2006, where he was responsible for all of Phoenix’s business development evaluations and negotiations, including the sale of the company to a group of buyers led by Apache Corporation. Prior to Phoenix Exploration, Mr. Duncan served as Manager of Reservoir Engineering and Evaluations for Gryphon Exploration. Mr. Duncan also worked in various reservoir engineering and portfolio evaluation functions for Amerada Hess Corporation, Zilkha Energy Company and Pennzoil E&P Company. Mr. Duncan received his BS in Petroleum Engineering from Mississippi State University, where he was honored in 2012 as a Distinguished Fellow of the College of Engineering. Mr. Duncan also received his MBA from the Bauer Executive Program at the University of Houston. He is an active member of the SPE, IPAA, the National Ocean Industries Association (NOIA) and the Young Presidents’ Organization. Mr. Duncan also serves on various academically focused advisory boards, including the College of Engineering Dean’s Advisory Council and the Foundation Board at Mississippi State University. Mr. Duncan was named as Ernst & Young Entrepreneur of the Year Program for the Energy and Energy Services sector in the Gulf Coast in June 2016. Based on Mr. Duncan’s significant experience as an officer of oil and gas companies, together with his training as a reservoir engineer and broad industry knowledge, we believe that he possesses the requisite skills to serve as a member of the New Talos Board.

Gregory A. Beard

Mr. Beard has served as a member of the Talos Energy board of directors since April 2012. Mr. Beard joined Apollo in June 2010 as the Global Head of Natural Resources and a Senior Partner at Apollo, based in the New York office. Mr. Beard overseas all investment activities in the energy, metal and mining and agriculture sectors. Since Mr. Beard joined Apollo, Apollo’s private equity funds have invested or committed to invest approximately $6.3 billion in natural resources-related investments. Mr. Beard joined Apollo with 19 years of investment experience, the last ten of which were with Riverstone Holdings, LLC (“Riverstone Holdings”) where he was a founding member, Managing Director and lead deal partner in many of the firm’s top oil and gas and energy service investments. While at Riverstone Holdings, Mr. Beard was involved in all aspects of the investment process including sourcing, structuring, monitoring and exiting transactions. Mr. Beard no longer has any affiliation with Riverstone Holdings. Mr. Beard began his career as a Financial Analyst at Goldman, Sachs & Co., where he played an active role in that firm’s energy-sector principal investment activities. Mr. Beard has served on the board of directors of many oil and natural gas companies including, Athlon Energy Inc., Belden & Blake Corporation, Canera Resources Inc., Cobalt International Energy, Legend Natural Gas I—IV, Mariner Energy, Phoenix Exploration, Titan Operating and Vantage Energy. Mr. Beard has also served on the board of directors of various natural resources related companies, including CDM Resource Management, International Logging and NRI Management Group LLC. Mr. Beard currently serves on the board of directors of Apex Energy, LLC, Caelus Energy, CSV Midstream, Double Eagle Energy Holdings, LLC I/II, EP Energy Corporation, Jupiter Resources Inc., and Pinnacle Agriculture Holdings, LLC. Mr. Beard received his BA from the University of Illinois at Urbana. Based upon Mr. Beard’s extensive investment and management experience, particularly in the energy sector, his strong financial background and his service on the boards of multiple oil and natural gas exploration and production companies, which have provided him with a deep working knowledge of our operating environment, we believe that he possesses the requisite skills to serve as a member of the New Talos Board.

Christine Hommes

Ms. Hommes has served as a member of the Talos Energy board of directors since January 2016. Ms. Hommes joined Apollo in January 2011, where she is currently a Principal, based in the New York office. Prior to joining Apollo, Ms. Hommes was an investment professional at First Reserve, where she was involved in the execution and monitoring of investments in the energy sector. Previously, she worked in the Investment Banking Division at UBS in the Power Group. Ms. Hommes currently serves on the board of directors of Chisholm Oil & Gas, Momentum Minerals, Roundtable Energy and Tumbleweed Royalty. Ms. Hommes graduated summa cum laude from the University of Pennsylvania with a BS in Economics and a BAS in Systems Engineering. We believe that Ms. Hommes’s experience in evaluating financial and strategic options and the operations of companies in our industry make her a valuable member of the New Talos Board.

Robert M. Tichio

Mr. Tichio has served as a member of the Talos Energy board of directors since April 2012. Mr. Tichio joined Riverstone Holdings in 2006, where he is currently a Partner and based in New York. Prior to joining Riverstone Holdings, Mr. Tichio was in the Principal Investment Area of Goldman, Sachs & Co., which manages the firm’s private corporate equity investments. Mr. Tichio began his career at J.P. Morgan in the Mergers & Acquisition group where he concentrated on assignments that included public company combinations, asset sales, takeover defenses and leveraged buyouts. Mr. Tichio serves on the board of directors of various private Riverstone portfolio companies and EP Energy Corporation and Centennial Resource Development, Inc.; he previously served on the board of Cona Resources Ltd. (formerly known as Northern Blizzard Resources Inc.). Mr. Tichio received his AB from Dartmouth College, where he serves on the Board of Visitors of the Nelson A. Rockefeller Center, as a Phi Beta Kappa graduate, and later received his MBA with Distinction from Harvard Business School. We believe Mr. Tichio’s extensive energy industry background, particularly his expertise in mergers and acquisitions, brings important experience and skill to the New Talos Board.

Olivia C. Wassenaar

Ms. Wassenaar has served as a member of the Talos Energy board of directors since April 2012. Ms. Wassenaar joined Riverstone Holdings in 2008, where she is currently a Managing Director and based in the New York office. Prior to joining Riverstone Holdings, Ms. Wassenaar was with Goldman, Sachs & Co. in the Global Natural Resources investment banking group. In this capacity, she focused on mergers, initial public offerings, and leveraged buyouts for energy, power, and renewable energy companies. Previously, Ms. Wassenaar was a Junior Professional Associate at The World Bank Group in Washington, D.C. Ms. Wassenaar serves on the board of directors of various private Riverstone portfolio companies, as well as USA Compression Partners, LP. Additionally, she previously served on the boards of Cona Resources Ltd. (formerly known as Northern Blizzard Resources Inc.) and Niska Gas Storage Partners LLC. She received her AB, magna cum laude, from Harvard College and received an MBA from the Wharton School at the University of Pennsylvania. We believe that Ms. Wassenaar’s experience in evaluating financial and strategic options and the operations of companies in our industry and her experience on multiple boards make her a valuable member of the New Talos Board.

Neal P. Goldman

Mr. Goldman has served as the Chairman of the Stone Energy Board since February 2017. Mr. Goldman is currently the Managing Member of SAGE Capital Investments, LLC, a consulting firm specializing in independent board of director services, turnaround consulting, strategic planning, and special situation investments. Mr. Goldman was a Managing Director at Och Ziff Capital Management, L.P. from 2014 to 2016 and a Founding Partner of Brigade Capital Management, LLC from 2007 to 2012, which he helped build to over $12 billion in assets under management. Prior to this, Mr. Goldman was a Portfolio Manager at MacKay Shields, LLC and also held various positions at Salomon Brothers Inc., both as a mergers and acquisitions banker and as an investor in the high yield trading group. Throughout his career, Mr. Goldman has held numerous board representations including roles as an independent member of the boards of directors of Lightsquared, Inc., Pimco Income Strategy Fund I & II, and Catalyst Paper Corporation, as well as a member of the boards of directors of Jacuzzi Brands and NII Holdings, Inc. Mr. Goldman has served on the boards of directors of Midstates Petroleum Company, Inc. since October 2016, Walter Investment Management Corp. since January 2017, and Ultra Petroleum Corp. since April 2017. Mr. Goldman received a BA from the University of Michigan and an MBA from the University of Illinois. Based upon Mr. Goldman’s involvement in strategic planning and oversight of liability management efforts and his experience on multiple boards, including Chairman of the Stone Energy Board, we believe that Mr. Goldman will be a valuable member of the New Talos Board.

John “Brad” Juneau

Mr. Juneau has served as a member of the Stone Energy Board since February 2017. Mr. Juneau is the co-founder of Contango ORE, Inc., a publicly traded gold exploration company, and has served as President, Chief Executive Officer and a director of Contango ORE, Inc. since August 2012 and as Chairman of the board of directors of Contango ORE, Inc. since 2013. Mr. Juneau is the sole manager of the general partner of Juneau Exploration, L.P., a company involved in the exploration and production of oil and natural gas. Prior to forming Juneau Exploration in 1998, Mr. Juneau served as Senior Vice President of exploration for Zilkha Energy Company from 1987 to 1998. Prior to joining Zilkha Energy Company, Mr. Juneau served as a Staff Petroleum Engineer with Texas International Company for three years, where his principal responsibilities included reservoir engineering, as well as acquisitions and evaluations. Prior to that, he was a Production Engineer with Enserch Corporation in Oklahoma City. Mr. Juneau holds a BS in Petroleum Engineering from Louisiana State University. We believe that Mr. Juneau’s extensive energy industry background, particularly his expertise in reservoir engineering and involvement with exploration and production companies, will make him a valuable member of the New Talos Board.

James M. Trimble

Mr. Trimble has served as the Interim Chief Executive Officer and President of Stone Energy since April 2017 and as a member of the Stone Energy Board since February 2017. Mr. Trimble previously served as Chief Executive Officer and President of PDC Energy, Inc., a publicly traded independent natural gas and oil company, from 2011 until 2015. From 2005 until 2010, Mr. Trimble was Managing Director of Grand Gulf Energy, Limited, a public company traded on the Australian Securities Exchange, and President and Chief Executive

Officer of Grand Gulf’s U.S. subsidiary Grand Gulf Energy Company LLC, an exploration and development company focused primarily on drilling in mature basins in Texas, Louisiana and Oklahoma. From 2000 through 2004, Mr. Trimble served as Chief Executive Officer of Elysium Energy and then TexCal Energy LLC, both of which were privately held oil and gas companies that he managed through workouts. Prior to this, he was Senior Vice President of Exploration and Production for Cabot Oil and Gas, a publicly traded independent energy company. Mr. Trimble was hired in July 2002 as Chief Executive Officer of TexCal (formerly Tri-Union Development) to manage a distressed oil and gas company through bankruptcy. Mr. Trimble previously served on the boards of directors of Blue Dolphin Energy, an independent oil and gas company with operations in the Gulf of Mexico, from November 2002 until May 2006, Seisgen Exploration LLC, a small private exploration and production company operating in southern Texas, from 2008 to 2015, Grand Gulf Energy LTD from 2009 to 2012, PDC Energy from 2009 until June 2016 and C&J Energy Services LTD from March 2016 to January 2017 to assist with its Chapter 11 process. Mr. Trimble has served on the boards of directors of Callon Petroleum Company since 2014 and Crestone Peak Resources LLC (a private company operating in the DJ Basin of Colorado) since December 2016. Mr. Trimble was an officer of PDC Energy in September 2013, when each of the twelve partnerships for which the company was the managing general partner filed for bankruptcy in the federal bankruptcy court, Northern District of Texas, Dallas Division, and was on the board of C&J Energy Services LTD when it filed for bankruptcy in the court of the Southern District of Texas, Houston Division in July 2016. Mr. Trimble is Registered Professional Engineer. Based upon Mr. Trimble’s many years of oil and gas industry executive management experience, including experience as a chief executive officer, and knowledge of current developments and best practices in the industry, we believe Mr. Trimble will bring valuable skills and expertise to the New Talos Board.

Charles M. Sledge

Mr. Sledge has served as a member of the Stone Energy Board since February 2017. Mr. Sledge previously served as the Chief Financial Officer of Cameron International Corporation, an oilfield services company, from 2008 until 2016. Prior to that, Mr. Sledge served as the Corporate Controller of Cameron International Corporation from 2001 until 2008. Mr. Sledge has served on the boards of directors of Templar Energy LLC since January 2017 and Vine Resources, Inc. since April 2017. We believe that Mr. Sledge’s strong financial background, including his 20 years of experience as a financial executive, will make him a valuable member of the New Talos Board.

Director Nominations

The Stockholders’ Agreement will provide that the New Talos Board will consist of ten members, of which, initially: (i) six directors will be designated by the Apollo Funds and the Riverstone Funds, including the Chief Executive Officer of New Talos, and (ii) four directors will be designated by Stone Energy, including the Chairman of the New Talos Board. We refer to the directors designated by the Apollo Funds and the Riverstone Funds (and their successors) as the Talos directors and the directors designated by Stone Energy (and their successors) as the Stone Energy directors.

Pursuant to the Stockholders’ Agreement, each of the Apollo Funds and the Riverstone Funds will initially have the right to designate two directors for nomination by the New Talos Board for election and maintain its proportional representation on the New Talos Board so long as the Apollo Funds or the Riverstone Funds, as applicable, and their affiliates collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds or the Riverstone Funds, as applicable, at Closing. Upon the Apollo Funds and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing, the Apollo Funds will have the right to designate one director to the New Talos Board for so long as the Apollo Funds and their affiliates collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing. Upon the Apollo Funds and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Apollo Funds at Closing, the Apollo Funds will not have a right to designate a director to the New Talos Board. Upon the Riverstone Funds and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing, the Riverstone Funds will have the right to designate one director to the New Talos Board for so long as the Riverstone Funds and their affiliates collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing. Upon the Riverstone Funds and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding New Talos common stock or (ii) 50% of the New Talos common stock that is issued to the Riverstone Funds at Closing, the Riverstone Funds will not have a right to designate a director to the New Talos Board.

Additionally, the Apollo Funds and the Riverstone Funds will jointly have the right to designate two additional directors for nomination by the New Talos Board for election, including one Independent Director and one other designee who will either be the Chief Executive Officer or an Independent Director, so long as the Apollo Funds and the Riverstone Funds and their respective affiliates collectively beneficially own at least (i) 50% of the outstanding New Talos common stock or (ii) 80% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing. If the Apollo Funds and the Riverstone Funds and their respective affiliates cease to collectively beneficially own at least (i) 50% of the outstanding New Talos common stock or (ii) 80% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing, the Apollo Funds and the Riverstone Funds will have the right to designate one additional director for nomination by the New Talos Board for election, whom will either be the Chief Executive Officer or an Independent Director, so long as the Apollo Funds and the Riverstone Funds and their respective affiliates collectively beneficially own at least (i) 40% of the outstanding New Talos common stock or (ii) 60% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing. Upon the Apollo Funds and the Riverstone Funds and their respective affiliates ceasing to collectively beneficially own at least (i) 40% of the outstanding New Talos common stock or (ii) 60% of the New Talos common stock that is issued to the Apollo Funds and the Riverstone Funds at Closing, the Apollo Funds and the Riverstone Funds will not have a right to designate an additional director to the New Talos Board.

The Apollo Funds and the Riverstone Funds have the authority to nominate and elect such Talos directors.

In the event there is a vacancy on the New Talos Board with respect to any director who was not designated by the Apollo Funds and/or the Riverstone Funds, the Governance & Nominating Committee will nominate a person to fill such vacancy or designate a person for nomination for election to the New Talos Board.

Director Independence

Under NYSE rules, a “controlled company” is defined as a listed company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. It is expected that New Talos will be a controlled company within the meaning of NYSE rules. On completion of the Transactions, Talos Energy stakeholders are expected to collectively own 63% of the voting power of the New Talos common stock and the Stone Energy stockholders will own 37% of the voting power of the New Talos common stock.

As a result of the Stockholders’ Agreement and the Apollo Funds’ and the Riverstone Funds’ voting power, we expect New Talos to be exempt from complying with NYSE’s requirements that (i) a majority of the New Talos Board consist of independent directors, (ii) the nominating and corporate governance committee consist entirely of independent directors, and (iii) the compensation committee be composed entirely of independent directors. New Talos will elect to use these exemptions available to controlled companies.

The Stockholders’ Agreement will provide that successors to directors not designated by Talos will be nominated by the Governance & Nominating Committee, which must have a majority of Company Independent

Directors. A Company Independent Director is any director of the New Talos Board who (i) meets the independence standards under NYSE rules, (ii) is not a director designated by the Apollo Funds or the Riverstone Funds, (iii) is not a current director, officer or employee of the Apollo Funds or the Riverstone Funds or their respective affiliates, (iv) has been determined by the Governance & Nominating Committee not to have any relationship with the Apollo Funds or the Riverstone Funds or their respective affiliates that would be material to the director’s ability to be independent, and (v) is designated by the Governance & Nominating Committee as a “Company Independent Director.” Each of the Stone Energy directors is a Company Independent Director.

Board Meetings and Committees

Pursuant to the New Talos Charter and Bylaws, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the New Talos Board, unless a greater number is required by law, by the New Talos Charter, by the New Talos Bylaws or by the Stockholders’ Agreement.

The New Talos Board will initially have an Audit Committee, Compensation Committee, Governance & Nominating Committee and Safety Committee.

Audit Committee

It is expected that the primary responsibilities of the Audit Committee will be to oversee the accounting and financial reporting processes of New Talos as well as its affiliated and subsidiary companies, and to oversee the internal and external audit processes. It is also expected that the Audit Committee will assist the New Talos Board in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others and the system of internal controls which management and the New Talos Board will have established. It is expected that the Audit Committee will oversee the independent auditors, including their independence and objectivity. However, the Audit Committee members will not act as professional accountants or auditors, and their functions will not be intended to duplicate or substitute for the activities of management and the independent auditors. It is expected that the Audit Committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the Audit Committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Pursuant to the Stockholders’ Agreement and the New Talos Bylaws, the Audit Committee will have at least three directors and all of the directors will be Company Independent Directors. The approval of a majority of the Audit Committee will be required to approve any matter before the Audit Committee. At least one member of the Audit Committee will qualify as an “audit committee financial expert” under the federal securities laws and each member of the Audit Committee will have the “financial sophistication” required under the rules of NYSE.

Compensation Committee

It is expected that the primary responsibilities of the Compensation Committee will be to periodically review and approve the compensation and other benefits for New Talos’s employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of New Talos’s executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. It is also expected that New Talos’s Compensation Committee will administer and have discretionary authority over the issuance of stock awards under any New Talos stock compensation plans.

It is expected that the Compensation Committee generally will be able to delegate authority to review and approve the compensation of New Talos’s employees to certain of New Talos’s executive officers, including with respect to stock option or stock appreciation rights grants made under any New Talos stock option plans, stock compensation plans or stock appreciation rights plans.

Pursuant to the Stockholders’ Agreement and subject to certain limitations and qualifications, it is expected that the Compensation Committee will, among other things, determine compensation for the Chief Executive Officer of New Talos and all executive officers of New Talos who report directly to the Chief Executive Officer, and will have at least one Stone Energy director.

Governance & Nominating Committee

The New Talos Bylaws will provide for a Governance & Nominating Committee, which will be composed of a majority of Company Independent Directors until Section 3.1 of the Stockholders’ Agreement expires. The Governance & Nominating Committee will have the full power and authority of the New Talos Board to take any actions required or permitted to be taken by such committee pursuant to the Stockholders’ Agreement. Any action of the Governance & Nominating Committee may be taken by the affirmative vote of a simple majority of the members of such committee, and no greater vote will be imposed by resolution or action of the New Talos Board. The unanimous consent of the New Talos Board will be required to eliminate the Governance & Nominating Committee or to modify or limit the powers granted to the Governance & Nominating Committee.

Pursuant to the Stockholders’ Agreement, the Governance & Nominating Committee will have three directors, including at least two Company Independent Directors.

It is expected that the Governance & Nominating Committee will, subject to the terms of the Stockholders’ Agreement, assist the New Talos Board with respect to: (i) the organization and membership and function of the New Talos Board, including the identification and recommendation of director nominees and the structure and membership of each committee of the New Talos Board, (ii) corporate governance principles applicable to New Talos, and (iii) New Talos’s policies and programs that relate to matters of corporate responsibility. The Governance & Nominating Committee is expected, subject to the terms of the Stockholders’ Agreement, to review and make recommendations to the New Talos Board regarding the composition of the New Talos Board structure, format and frequency of the meetings. It is expected that the Governance & Nominating Committee will not formally establish any specific, minimum qualifications that must be met by each candidate for the New Talos Board or specific qualities or skills that are necessary for one or more of the members of the New Talos Board to possess. However, it is expected that the Governance & Nominating Committee, when considering a potential candidate, will factor into its determination the following qualities of a candidate, among others: professional experience, educational background, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our stockholders. It is also expected that the Governance & Nominating Committee will review and make recommendations to the New Talos Board regarding the nature, composition and duties of the committees of the New Talos Board. It is expected that the Governance & Nominating Committee will review and consider stockholder-recommended candidates for nomination to the New Talos Board.

Safety Committee

It is expected that the primary responsibilities of the Safety Committee will be to (i) review New Talos’s safety programs and policies and recommend any proposed changes to the New Talos Board, (ii) monitor New Talos’s compliance with New Talos’s safety programs and policies and review New Talos’s safety statistics and (iii) review significant public policy and legislative and regulatory issues or trends related to safety matters and provide input to New Talos with respect to such policies, issues and trends. It is also expected that the Safety Committee will meet with New Talos’s management to review the implementation and effectiveness of New Talos’s safety programs and policies.

New Talos Director Compensation

Following the completion of the Transactions, compensation for directors of New Talos will be determined by the New Talos Board. We anticipate that compensation for service on the New Talos Board will be provided only to the non-employee directors of New Talos who are not officers or employees of New Talos or its affiliates, the Apollo Funds or the Riverstone Funds.

Indemnification of Officers and Directors

The New Talos Charter and Bylaws require us to indemnify our officers and directors to the fullest extent permitted by the DGCL.

In addition, the New Talos Bylaws allow us to purchase and maintain insurance on behalf of any person who is or was serving as a director, officer, employee or agent of New Talos or is or was serving at the request of New Talos as a director, officer, partner, venturer, proprietor, employee, agent or similar functionary of another corporation, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise against any expense, liability or loss asserted against that person and incurred by that person in any such capacity, or arising out of that person’s status as such, whether or not New Talos would have the power to indemnify that person against such expense, liability or loss under the New Talos Bylaws. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling New Talos pursuant to the foregoing provisions, or otherwise, New Talos has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE OFFICERS

Executive Officers of Stone Energy

See “Identification of Executive Officers” in Part III, Item 10 and “Executive Compensation—Compensation Discussion and Analysis,” “—2017 Director Compensation,” “—Compensation Committee Interlocks and Insider Participation,” and “—Compensation Committee Report” in Part III, Item 11 of Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 (incorporated by reference), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

Executive Officers of New Talos

Biographical Information

Timothy S. Duncan (44)

Mr. Duncan will serve as President and Chief Executive Officer of New Talos. Mr. Duncan has served as President and Chief Executive Officer of Talos Energy and as a member of the Talos Energy board of directors since April 2012 and is a founder of Talos Energy. Prior to Talos Energy, Mr. Duncan was the Senior Vice President of Business Development and a founder of Phoenix Exploration in April 2006, where he was responsible for all of Phoenix’s business development evaluations and negotiations, including the sale of the company to a group of buyers led by Apache Corporation. Prior to Phoenix Exploration, Mr. Duncan served as Manager of Reservoir Engineering and Evaluations for Gryphon Exploration. Mr. Duncan also worked in various reservoir engineering and portfolio evaluation functions for Amerada Hess Corporation, Zilkha Energy Company and Pennzoil E&P Company. Mr. Duncan received his BS in Petroleum Engineering from Mississippi State University, where he was honored in 2012 as a Distinguished Fellow of the College of Engineering. Mr. Duncan also received his MBA from the Bauer Executive Program at the University of Houston. He is an active member of the SPE, IPAA, the National Ocean Industries Association (NOIA) and the Young Presidents’ Organization. Mr. Duncan also serves on various academically focused advisory boards, including the College of Engineering Dean’s Advisory Council and the Foundation Board at Mississippi State University. Mr. Duncan was named as Ernst & Young Entrepreneur of the Year Program for the Energy and Energy Services sector in the Gulf Coast in June 2016.

Stephen E. Heitzman (68)

Mr. Heitzman will serve as Executive Vice President and Chief Operating Officer of New Talos. Mr. Heitzman has served as Executive Vice President and Chief Operating Officer of Talos Energy since April 2012 and is a founder of Talos Energy. Prior to Talos Energy, Mr. Heitzman was the President and Chief Executive Officer and a founder of Phoenix Exploration Company LP in April 2006. Prior to Phoenix Exploration Company LP, he was a founder and Vice President Operations of Gryphon Exploration and was responsible for the formation, staffing and supervision of Gryphon’s Operations Team from 2000 through January 2006. Mr Heitzman began his career as a petroleum engineer with Amoco in the Houston area and held various engineering and management positions both domestically and held various engineering and management positions both domestically and internationally, onshore and offshore for various companies including Huffco Indonesia for Roy M. Huffington, Inc. Mr. Heitzman received his BS in Mechanical Engineering from Texas Tech University and is a member if the Texas Tech University Academy of Mechanical Engineers, Petroleum Engineering Academy, Distinguished Engineering Alumni, Key Society, and has more than 45 years of industry experience.

John A. Parker (62)

Mr. Parker will serve as Executive Vice President of Exploration of New Talos. Mr. Parker has served as Executive Vice President of Exploration of Talos Energy since April 2012 and is a founder of Talos Energy.

Prior to Talos Energy, Mr. Parker was the Senior Vice President of Exploration and a founder of Phoenix Exploration Company LP in April 2006. Prior to Phoenix Exploration Company LP, he was a founder and key contributor to the success of Gryphon Exploration as Exploration Manager of the Texas Shelf. While at Gryphon Exploration, he generated prospects and supervised the prospect generation of the Texas exploration team. Prior to Gryphon Exploration, Mr. Parker worked as an exploration geologist for EOG Resources in the Gulf of Mexico. Mr. Parker started his career at Shell Oil Company where he worked as an exploration geologist in the Gulf Coast onshore. He later worked exploring in international basins at Pecten. Mr. Parker received his BS from Louisiana State University and his MS in Earth Sciences from the University of New Orleans and has more than 34 years of industry experience.

Michael L. Harding II (49)

Mr. Harding will serve as Executive Vice President and Chief Financial Officer of New Talos. Mr. Harding has served as Senior Vice President and Chief Financial Officer of Talos Energy since December 2015 after becoming Vice President and Chief Accounting Officer of Talos Energy in October 2014 and Chief Accounting Officer and Controller of Talos Energy in April 2012. Mr. Harding is responsible for financial reporting, planning, audit, tax, information technology and human resources. Prior to joining Talos Energy in February 2012, Mr. Harding was Manager of Business Development for Consulting Services for Pannell Kerr Forster of Texas, P.C., beginning in December 2010. Mr. Harding served from December 2008 to December 2010 as Vice President and Controller for RigNet, Inc. At Apache Corporation, Mr. Harding served from June 2003 to December 2008 in various levels of accounting management including revenue, capital and regional accounting management in Calgary, Alberta. With El Paso Merchant Energy Group, Mr. Harding served seven years in various accounting management roles including financial derivatives and power asset accounting and planning. Mr. Harding earned his BBA in Accounting from Texas A&M University. Mr. Harding is a member of the AICPA. Mr. Harding also serves on the Advisory Council for Texas A&M University’s McFerrin Center for New Ventures and Entrepreneurship.

William S. Moss III (48)

Mr. Moss will serve as Executive Vice President and General Counsel of New Talos. Mr. Moss has served as Senior Vice President and General Counsel of Talos Energy since May 2013. Prior to Talos Energy, Mr. Moss was a partner at Mayer Brown LLP in Houston where he was the head of the Houston Corporate Practice. Mr. Moss joined Mayer Brown LLP in May 2005. At Mayer Brown LLP, Mr. Moss’s practice focused on mergers and acquisitions, securities offerings and general corporate and securities matters and he represented clients throughout the energy value chain. Mr. Moss joined Talos Energy after having represented Talos Energy as outside counsel in its initial formation and its subsequent acquisition of ERT from Helix in February of 2013. Mr. Moss also represented Phoenix Exploration in its initial formation in April 2006, acquisitions and ultimate sale to a group of buyers led by Apache Corporation. Prior to joining Mayer Brown LLP, Mr. Moss worked at Baker Botts, L.L.P. Mr. Moss has an AB from Dartmouth College, a M. Phil from Cambridge University and a J.D. from the University of Texas School of Law.

Executive Compensation of New Talos

Following the Transactions and subject to stockholder approval, New Talos will maintain the New Talos LTIP pursuant to which officers, employees, directors, and consultants of New Talos will be eligible to receive equity incentive awards. See “Adoption of the New Talos LTIP” beginning on page 263 of this consent solicitation/prospectus for more information.

EXECUTIVE COMPENSATION

Messrs. Duncan, Harding, Heitzman, and Parker will serve as executive officers of New Talos. This section sets forth historical compensation information for Messrs. Duncan, Harding, Heitzman, and Parker in their capacity as executive officers of Talos Energy. Talos Energy is providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the Jumpstart Our Business Startups Act.

Summary Compensation Table

The table below sets forth the annual compensation earned by the principal executive officer and next three most highly-compensated executive officers of Talos Energy (the “Named Executive Officers”) during the fiscal years ended December 31, 2016 and December 31, 2017 (the “2017 Fiscal Year”).

Name and Principal Position	Year	Salary	Bonus(2)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Timothy S. Duncan	2017	$432,308	$33,000	$86,059	$473,000	$10,770	$1,035,137
President and Chief Executive Officer	2016	$400,000	—	$51,786	$430,000	$10,770	$892,556

Michael L. Harding II	2017	$318,173	$18,143	—	$260,057	$9,000	$605,373
Senior Vice President and Chief Financial Officer	2016	$300,000	—	$129,465	$241,900	$9,000	$680,365

Stephen E. Heitzman	2017	$373,844	$21,150	—	$303,150	$11,942	$710,086
Executive Vice President and Chief Operating Officer	2016	$365,000	—	—	$294,300	$12,000	$671,300

John A. Parker	2017	$373,844	$21,150	—	$303,150	$12,000	$710,144
Executive Vice President of Exploration	2016	$365,000	—	—	$294,300	$12,000	$671,300

(1)	Amounts in this column represent the aggregate grant date fair value of Series B Units granted during the 2017 Fiscal Year to Mr. Duncan, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. For additional information regarding the assumptions underlying this calculation please see Note 7 to Talos Energy’s consolidated financial statements for the fiscal year ended December 31, 2017. Talos Energy believes that, despite the fact that the Series B Units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” See “Narrative Disclosure to the Summary Compensation Table—Series B Unit Awards” below for additional information regarding these awards.
(2)	Short-term cash incentive awards for performance in the 2017 Fiscal Year are expected to be paid on March 30, 2018 and are reported in part in the “Bonus” column for the portion of the award reflecting the Talos Energy Board’s discretionary upwards adjustment and in part in the “Non-Equity Incentive Plan Compensation” column for the remainder. See “Narrative Disclosure to the Summary Compensation Table—Short-Term Cash Incentive Awards” below for additional information regarding these awards.

(3)	Amounts reported in the “All Other Compensation” column include Talos Energy’s match of 401(k) plan contributions in the 2017 Fiscal Year for each Named Executive Officer and key man life insurance premiums paid by Talos Energy, as shown in the following table.

Name	401(k) Plan Talos Energy Matching Contributions	Key Man Life Insurance Premiums
Timothy S. Duncan	$9,000	$1,770
Michael L. Harding II	$9,000	$0
Stephen E. Heitzman	$11,942	$0
John A. Parker	$12,000	$0

Narrative Disclosure to the Summary Compensation Table

Employment Agreements

Talos Energy previously entered into an employment agreement with each of the Named Executive Officers. The agreements with Messrs. Duncan, Heitzman, and Parker became effective on February 3, 2012. The agreement with Mr. Harding became effective on March 14, 2016. Each agreement has an initial two-year term that automatically renews for successive 12-month periods until terminated in writing by either party at least 30 days prior to a renewal date. The agreements provide the Named Executive Officers with an annual base salary, eligibility to participate in an annual performance bonus plan, entitlement to four weeks of paid vacation per calendar year (five weeks for Mr. Harding) and the right to participate in all other benefit plans and programs for which executives of Talos Energy are generally eligible (including but not limited to medical and dental insurance). The employment agreements also provide that the Named Executive Officers will be reimbursed for reasonable documented business-related expenses incurred in the performance of their duties under the employment agreements.

Severance benefits provided by these employment agreements are described below in “—Potential Payments Upon Termination or Change in Control.” The employment agreements also contain certain restrictive covenants, which require the executives, during and after their employment with us, to preserve and protect the confidential information and work product of Talos Energy.

Short-Term Cash Incentive Award

For the 2017 Fiscal Year, Talos Energy awarded short-term cash incentive awards based one-half on Talos Energy’s achievement of company-wide quantitative performance targets and one-half on individual performance evaluations for the applicable employee, including the Named Executive Officers. The company-wide quantitative performance metrics and targets for the 2017 Fiscal Year were (i) production and reserves metrics, including proved developing producing (“PDP”) production (plus probable reserves), total production, and year-end reserves, each measured in MMBoe; (ii) cost and profitability metrics, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), total direct operating expenses (“DOE”) (not including the HP-1 floating vessel) measured in dollars per barrels of oil equivalent (“$/Boe”) and cash costs measured in $/Boe; and (iii) safety metrics, including major safety or compliance events and the ratio of incidents of non-compliance to components (“INC/Component”). The weighting of these company-wide quantitative performance metrics, the 2017 Fiscal Year targets, the actual results for the 2017 Fiscal Year, and the percentage payout of each performance metric for the 2017 Fiscal Year are set forth in the table below.

Company-Wide Performance Metric	Individual Weighting	2017 Fiscal Year Target	Actual Results for 2017 Fiscal Year	2017 Fiscal Year Percentage Payout (1)
Production and Reserves
PDP Production + Performance Probable Cases	3.75%	10,485 MMBoe	10,143 MMBoe	3.50%
Total Production	3.75%	11,412 MMBoe	10,472 MMBoe	3.25%
Y/E Reserves	10%	164.20 MMBoe	174.6 MMBoe	11.25%
Cost and Profitability
EBITDA	10%	$292.4 MM	$256.9 MM	7.50%
Total DOE (not including HP-1)	7.5%	$10.82/Boe	$10.25/Boe	8.25%
Cash Costs	7.5%	$16.95/Boe	$17.20/Boe	7.25%
Safety
No Major Events (Safety or Compliance)	3.75%	0	0	3.75%
INC/Component	3.75%	0.46	0.37	5.25%

Unadjusted Company-Wide Performance Total	50%			50%

				+7.5	%(2)
Adjusted Company-Wide Performance Total				57.5%

(1)	Rounded to the nearest quarter percent
(2)	After reviewing the results set forth above, the Talos Energy Board adjusted the company-wide performance total to 57.5% in light of Talos Energy’s achievements in Mexico during the 2017 Fiscal Year.

In addition to the company-wide quantitative performance metrics described above, one-half of each Named Executive Officer’s short-term cash incentive award is determined based on the results of their individual performance reviews, which result in an individual performance rating ranging from 1.0 to 5.0, with 3.0 serving as the target for the 2017 Fiscal Year. For the 2017 Fiscal Year, each Named Executive Officer received a 3.6 individual performance rating.

The target short-term cash incentive award for each of the Named Executive Officers is set by the Talos Energy Board, with input from the Chief Executive Officer. The individual targets, as a percentage of base salary, and the actual short-term cash incentive award paid for performance for the 2017 Fiscal Year are set forth in the following table for each of the Named Executive Officers.

Name	Target Short- Term Cash Incentive (% of Base Salary)	Adjusted Company- Wide Performance Achievement Percentage	Individual Performance Rating Percentage	Actual Short-Term Cash Incentive Award Payment
Timothy S. Duncan	100%	57.5%	57.5%	$506,000
Michael L. Harding II	75%	57.5%	57.5%	$278,200
Stephen E. Heitzman	75%	57.5%	57.5%	$324,300
John A. Parker	75%	57.5%	57.5%	$324,300

Series B Unit Awards

On June 6, 2017, the Talos Energy Board granted 4,100 restricted Series B Units in Talos Energy to Mr. Duncan pursuant to the terms of the Second Amended and Restated Limited Liability Company Agreement of Talos Energy (the “LLC Agreement”).

The Series B Units are intended to constitute “profits interests” for federal tax purposes. Eighty percent of Mr. Duncan’s Series B Units vest in equal monthly installments beginning on the last day of the month of grant and continuing on the last day of each month for a total of 48 months, so long as Mr. Duncan remains employed through each vesting date. The remaining 20%, and any portion of the 80% that remains unvested, will only vest upon the occurrence of (i) a Liquidation Event or Approved Sale which results in a Series A Payout with respect to each holder of Series A Units in Talos Energy or (ii) the occurrence of a Public Offering where Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P. (a) receive cash proceeds from the sale of securities received in a reorganization sufficient to result in a Series A Payout (after taking into consideration any prior cash distributions) with respect to Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P., or (b) as of the fifth anniversary of the Public Offering, hold securities with a fair market value sufficient to result in a Series A Payout (after taking into consideration any prior cash distributions) with respect to Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P.

Other Compensation Elements

Talos Energy offers participation in broad-based retirement, health and welfare plans to all employees of Talos Energy. Talos Energy currently maintains a retirement plan intended to provide benefits under section 401(k) of the Code where employees, including the Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See “—Additional Narrative Disclosure—Retirement Benefits” for more information. In addition, minimal perquisites have historically been provided to the Named Executive Officers, including limited spousal travel and gym membership reimbursement.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table reflects information regarding outstanding unvested Series B Units held by the Named Executive Officers as of December 31, 2017.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)	Option Exercise Price ($)(2)	Option Expiration Date(2)
Timothy S. Duncan	—	—		20,000	n/a	n/a
	—	1,167	(3)	2,000	n/a	n/a
	—	390	(4)	520	n/a	n/a
	—	2,802	(5)	820

Michael L. Harding II	—	—		2,000	n/a	n/a
	—	—		2,000	n/a	n/a
	—	250	(6)	500	n/a	n/a
	—	225	(4)	300	n/a	n/a
	—	11,917	(7)	5,500	n/a	n/a

Stephen E. Heitzman	—	—		20,000	n/a	n/a

John A. Parker	—	—		20,000	n/a	n/a

(1)	Amounts in this column represent Series B Units held by each Named Executive Officer which only become vested upon the occurrence of a Liquidation Event or Approved Sale which results in a Series A Payout with respect to each holder of Series A Unit or the occurrence of a Public Offering where Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P. receive cash proceeds from the sale of securities received in a reorganization sufficient to result in a Series A Payout (after taking into consideration any prior cash distributions) with respect to Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P., or as of the 5th anniversary of the Public Offering, hold securities with a fair market value sufficient to result in a Series A Payout (after taking into consideration any prior cash distributions) with respect to Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P.
(2)	These equity awards are not traditional options and, therefore, there is no exercise price or expiration date associated with them.
(3)	These Series B Units will vest on the last day of each month through July 31, 2018, subject to the Named Executive Officer’s continued employment.
(4)	These Series B Units will vest on the last day of each month through September 30, 2018, subject to the Named Executive Officer’s continued employment.
(5)	These Series B Units will vest on the last day of each month through May 31, 2021, subject to the Named Executive Officer’s continued employment.
(6)	These Series B Units will vest on the last day of each month through June 30, 2018, subject to the Named Executive Officer’s continued employment.
(7)	These Series B Units will vest on the last day of each month through February 29, 2020, subject to the Named Executive Officer’s continued employment.

Additional Narrative Disclosure

Retirement Benefits

Talos Energy has not maintained, and does not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. Talos Energy currently maintains a retirement plan intended to provide benefits under section 401(k) of the Code where employees, including the Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. Talos Energy has historically provided discretionary matching contributions equal to 50% of the first 10% of employees’ eligible compensation contributed to the plan. Employees generally become vested in 25% of the matching contributions made to their tax-qualified retirement account per year for four years. Employees become 100% vested in the matching contributions made to their tax-qualified retirement account upon death, disability or retirement on or after normal retirement age (i.e., age 65). Employees may receive a distribution of the vested portion of their tax-qualified retirement accounts upon (i) a termination of employment, (ii) normal retirement, (iii) disability or (iv) death.

Potential Payments Upon Termination or a Change in Control

Employment Agreements

The employment agreements with the Named Executive Officers contain certain severance provisions. Specifically, if a Named Executive Officer’s employment is terminated by Talos Energy without “Cause,” by the Named Executive Officer for “Good Reason,” or by reason of death or “Disability” (each term as defined in the employment agreement), the officer will receive, subject to the execution, delivery and non-revocation of a release of claims agreement and the officer’s continued compliance with certain restrictive covenants set forth in the employment agreement, (i) continuation of base salary, payable in substantially equal monthly installments, for a period ending on the earliest to occur of (a) 24 months following the termination date, (b) in the event a “Liquidation Event” (as defined in the employment agreement) occurs on or within the first 12 months following the termination date, 12 months following such Liquidation Event, or (c) the date on which the officer accepts an offer of employment or engages in a business venture, in either case, on a substantially full-time basis (whichever of (a), (b) or (c) is applicable, the “Severance Period”), and (ii) if the officer or any of the officer’s dependents were participating in company-maintained group health plans, reimbursement for the employer contribution for coverage under the company-maintained group health plans for the type and level of post-termination coverage elected by the officer and his dependents (the “COBRA Reimbursement”) for the duration of the Severance Period, provided the officer is eligible to, and does timely, elect continuation coverage pursuant to applicable state or federal law (including COBRA) and the applicable company-maintained group health plans continue in effect. If the applicable company-maintained group health plans do not continue in effect for any portion of the Severance Period, a Named Executive Officer will receive an amount equal to the employer contribution for coverage under the company-maintained group health plans for the type and level of post-termination coverage elected by the officer and his dependents, determined immediately prior to the termination of such company-maintained group health plans, for the remainder of the Severance Period. Notwithstanding the foregoing, Talos Energy’s obligations under (ii) above shall cease if and when group health coverage under another employer’s plan is made available to a Named Executive Officer.

If a Named Executive Officer’s employment is terminated by Talos Energy due to nonrenewal of the initial term or a renewal term, the officer will receive, subject to the execution, delivery and non-revocation of a release of claims agreement and the officer’s continued compliance with certain restrictive covenants set forth in the employment agreement, (i) continuation of base salary, payable in substantially equal monthly installments, for a period of 180 days following the termination date (the “Nonrenewal Severance Period”) and (ii) the COBRA Reimbursement for the duration of the Nonrenewal Severance Period. If the applicable company-maintained group health plans do not continue in effect for any portion of the Nonrenewal Severance Period, a Named Executive Officer will receive an amount equal to the employer contribution for coverage under the company-maintained group health plans for the type and level of post-termination coverage elected by the officer and his dependents, determined immediately prior to the termination of such company-maintained group health plans, for the remainder of the Nonrenewal Severance Period. Notwithstanding the foregoing, Talos Energy’s obligations under (ii) above shall cease if and when group health coverage under another employer’s plan is made available to a Named Executive Officer.

Under the employment agreements, if Talos Energy determines following a termination of employment resulting in a payment of severance that Cause existed on or prior to such termination, then the Talos Board may determine that the Named Executive Officer will not be entitled to any further severance from Talos Energy and the Named Executive Officer will return to Talos Energy any severance payments already made.

Under the employment agreements, the Named Executive Officers have also agreed to certain confidentiality, non-solicitation and non-competition covenants. The confidentiality covenants apply during the term of the agreement and continue indefinitely following the Named Executive Officer’s termination of employment. The non-competition covenants generally apply during the term of the agreement and for a period of 24 months following the officer’s termination of employment; provided, that, if a Liquidation Event occurs, such period shall end upon the earlier to occur of (i) 24 months following the officer’s termination date or (ii) 12 months following such Liquidation Event; provided, further, that in the event the employment agreement terminates due to nonrenewal of the initial term or a renewal term, such period shall end 180 days following the officer’s termination date. The non-solicitation covenants generally apply during the term of the agreement and for a period of 12 months following the officer’s termination of employment. In the event of the breach of a restrictive covenant during a Named Executive Officer’s employment with Talos Energy, the officer could be terminated for Cause (provided that the breach constituted a material violation of the employment agreement). The employment agreements do not prohibit Talos Energy from waiving a breach of a restrictive covenant.

Series B Unit Award Agreements

If a Named Executive Officer’s employment is terminated for any reason other than by Talos Energy for “Cause,” he will forfeit all unvested Series B Units and Talos Energy will have a right to repurchase any vested Series B Units at Fair Market Value (as defined in the LLC Agreement). If the Named Executive Officer’s employment is terminated by Talos Energy for Cause, then he will forfeit all Series B Units, whether vested or unvested. For Messrs. Duncan, Parker, and Heitzman’s Series B Units granted on February 3, 2012, “Cause” has the meaning given to such term in the employment agreements. For all other Series B Units, “Cause” means (i) engaging in material mismanagement in providing services to Talos Energy or its affiliates, (ii) engaging in conduct that could reasonably be expected to be materially injurious to Talos Energy or its affiliates, (iii) materially breaching the Series B Unit award agreement or the LLC Agreement, (iv) being convicted of, or entering a plea bargain or settlement admitting guilt for, any felony, crime involving moral turpitude, or where, as a result of such crime, the continued employment of the Named Executive Officer would be expected to have a material adverse impact on Talos Energy or its affiliates, or (v) being the subject of any order obtained or issued by the SEC for any securities violation involving fraud.

In general, any unvested Series B Units granted to the Named Executive Officers will fully vest upon the occurrence of a “Liquidation Event” or “Approved Sale” which results in a “Series A Payout” with respect to each holder of Series A Units in Talos Energy or the occurrence of a “Public Offering” where Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P. (i) receive cash proceeds from the sale of securities received in a reorganization sufficient to result in a Series A Payout (after taking into consideration any prior cash distributions) with respect to Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P., or (ii) as of the 5th anniversary of the Public Offering, hold securities with a fair market value sufficient to result in a Series A Payout (after taking into consideration any prior cash distributions) with respect to Riverstone Equity Partners, L.P. and Apollo Talos Holdings, L.P.

For purposes of the Series B Units:

•	“Liquidation Event” generally includes (i) mergers, business combinations, consolidations, sales of all or substantially all of the assets of Talos Energy following which the pre-transaction members do not hold a majority of the equity securities of the surviving or resulting entity, (ii) sale of more than 75% of the Series A Units in Talos Energy, (iii) a voluntary or involuntary reorganization or entry into bankruptcy or insolvency proceedings, and (iv) the winding up, dissolution or liquidation of Talos Energy;

•	“Approved Sale” generally includes (i) mergers, business combinations, or consolidations following which the pre-transaction members do not hold a majority of the equity securities of the surviving or resulting entity, (ii) sale of all or substantially all of the assets of Talos Energy to one or more third parties, and (iii) sale of all or substantially all of the equity interests in Talos Energy to one or more third parties, in each case initiated by Apollo Talos Holdings, L.P. or Riverstone Equity Partners, L.P.;

•	“Series A Payout” occurs when holders of the Series A Units receive distributions which cause the unreturned Series A Unit capital contributions and unpaid Series A Unit preference amount to equal $0; and

•	“Public Offering” means the sale in a public offering registered under the Securities Act of the equity securities of Talos Energy (or any successor thereto) or a director or indirect subsidiary of Talos Energy (or any successor thereto).

Director Compensation

Members of the Talos Energy Board did not receive any compensation for their services as directors in 2017.

ADOPTION OF THE NEW TALOS LTIP

Background and Purpose for Adopting the New Talos LTIP

Subject to stockholder approval and the closing of the Transactions, the New Talos LTIP was adopted by the Stone Energy board of directors on [●], 2018. The purpose of the New Talos LTIP is to attract, retain and motivate qualified persons as employees, directors and consultants, thereby enhancing the profitable growth of New Talos and its affiliates. If the New Talos LTIP is approved by stockholders, we intend to file, pursuant to the Securities Act, a registration statement on Form S-8 to register the shares of New Talos common stock available for issuance under the New Talos LTIP.

Upon stockholder approval of the New Talos LTIP and subject to the closing of the Transactions, the Stone Energy Corporation 2017 Long-Term Incentive Plan (the “Stone Energy LTIP”) will be terminated and no further awards will be granted thereunder. As of March 28, 2018, there were 62,137 shares of Stone Energy common stock subject to outstanding awards under the Stone Energy LTIP, with 2,552,242 shares of Stone Energy common stock remaining available for issuance under the Stone Energy LTIP.

Summary of the New Talos LTIP

A summary of the material terms of the New Talos LTIP is set forth below. The following summary does not purport to be a complete description of all the provisions of the New Talos LTIP and is qualified in its entirety by reference to the New Talos LTIP, a copy of which is attached as Annex K to this consent solicitation statement/prospectus.

Background

The New Talos LTIP provides for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“ISO”); (ii) stock options that do not qualify as incentive stock options (“Nonstatutory Options,” and together with ISOs, “Options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards (“Restricted Stock Awards”); (v) restricted stock units (“Restricted Stock Units” or “RSUs”); (vi) stock awards (“Stock Awards”); (vii) dividend equivalents; (viii) other stock- or cash-based awards; and (ix) substitute awards (referred to collectively with the other awards as the “Awards”).

Eligibility

Employees, consultants and non-employee directors of New Talos and its affiliates are eligible to receive awards under the New Talos LTIP. Eligible individuals to whom an Award is granted under the New Talos LTIP are referred to as “Participants.” As of March 28, 2018, it is expected that New Talos will have approximately five executive officers, 350 other employees, 35 individual professional consultants and contractors and eight non-employee directors who will be eligible to participate in the New Talos LTIP. Once the tenth director of the New Talos Board is selected, who is expected to be a non-employee director, such individual will also be eligible to participate in the New Talos LTIP.

Administration

The New Talos Board (or a committee of two or more directors appointed by the New Talos Board) will administer the New Talos LTIP (as applicable, the “Administrator”). Unless otherwise determined by the New Talos Board, the Administrator will consist at all times of two or more directors who qualify as (i) “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act and (ii) “independent” under the applicable listing standards or rules of the securities exchange upon which the New Talos common stock is traded but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules. Unless otherwise limited by the New Talos LTIP or applicable law, the Administrator has broad discretion to administer the New Talos LTIP, interpret its provisions, and adopt policies for implementing the New Talos LTIP. This discretion includes the power to determine when and to whom Awards will be granted;

decide how many Awards will be granted (measured in cash, shares of New Talos common stock or as otherwise designated); prescribe and interpret the terms and provisions of each Award agreement (the terms of which may vary); delegate duties under the New Talos LTIP; and execute all other responsibilities permitted or required under the New Talos LTIP. The New Talos Board may, in its sole discretion, exercise any and all rights, duties and responsibilities of the Administrator under the New Talos LTIP.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, stock split, merger, consolidation or similar corporate event affecting the New Talos common stock, the aggregate number of shares of New Talos common stock that may be issued pursuant to Awards under the New Talos LTIP is equal to 10% of the total outstanding shares of New Talos common stock immediately following Closing, and all of such shares shall be available for issuance upon the exercise of ISOs. If an Award under the New Talos LTIP is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such Award will again be available for new Awards under the New Talos LTIP. Any shares withheld or surrendered in payment of any exercise or purchase price of an Award or taxes relating to Awards will not be available for new Awards under the New Talos LTIP.

Director Compensation Limits

Under the New Talos LTIP, in a single calendar year, a non-employee director may not be granted Awards having a grant date fair value in excess of $600,000. The New Talos LTIP places a further limit on the total compensation received by a non-employee director during a single calendar year, including Awards, retainers and other fees related to service on the New Talos Board, whether paid currently or on a deferred basis and whether paid in cash, stock or other property, of $750,000.

Types of Awards

Options. An Option represents a right to purchase New Talos common stock at a fixed exercise price. New Talos may grant Options to eligible persons including: (i) ISOs (only to employees of New Talos or its subsidiaries) which comply with the requirements of Section 422 of the Code; and (ii) Nonstatutory Options. The exercise price of each option granted under the New Talos LTIP will be stated in the option agreement and may vary; however, except in limited circumstances, the exercise price for an option must not be less than the fair market value per share of New Talos common stock as of the date of grant (or 110% of the fair market value for certain ISOs), nor may the option be re-priced without the prior approval of the New Talos stockholders. Options may be exercised as the Administrator determines, but not later than 10 years from the date of grant. The Administrator determines the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in New Talos common stock, other Awards or other property) and the methods and forms in which New Talos common stock will be delivered to a Participant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of New Talos common stock on the date of exercise over the grant price of the SAR, payable in either cash or shares of New Talos common stock or any combination thereof as determined by the Administrator. The grant price of a share of New Talos common stock subject to the SAR shall be determined by the Administrator, but, except in limited circumstances, in no event will that grant price be less than the fair market value of the New Talos common stock on the date of grant. The Administrator has the discretion to determine the other terms and conditions of a SAR award.

Restricted Stock Awards. A Restricted Stock Award is a grant of shares of New Talos common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the New Talos LTIP or an

Award agreement, the holder of a Restricted Stock Award will have rights as a stockholder, including the right to vote the New Talos common stock subject to the Restricted Stock Award and to receive dividends on the New Talos common stock subject to the Restricted Stock Award during the restriction period. Unless otherwise determined by the Administrator and specified in the Award agreement, New Talos common stock distributed in connection with a stock split or stock dividend, and other property (other than cash) distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Award with respect to which such New Talos common stock or other property has been distributed.

Restricted Stock Units. RSUs are rights to receive New Talos common stock, cash, or a combination of both equal in value to the number of shares of New Talos common stock covered by the RSUs at the end of a specified period or upon the occurrence of a specified event. The Administrator will subject RSUs to restrictions to be specified in the RSU Award agreement, and those restrictions may lapse at such times determined by the Administrator.

Stock Awards. The Administrator is authorized to grant New Talos common stock as a Stock Award. The Administrator will determine any terms and conditions applicable to grants of New Talos common stock, including performance criteria, if any, associated with a Stock Award.

Dividend Equivalents. Dividend equivalents entitle a Participant to receive cash, shares of New Talos common stock, other Awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of New Talos common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another Award (other than a Restricted Stock Award or Stock Award). The terms and conditions applicable to dividend equivalents will be determined by the Administrator and set forth in an Award agreement.

Other Stock- or Cash-Based Awards. Other stock-based Awards are awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of New Talos common stock. Cash-based awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other Award.

Substitute Awards. New Talos may grant Awards in substitution for any other Award granted under the New Talos LTIP or another plan of New Talos or its affiliates or any other right of a person to receive payment from New Talos or its affiliates. Awards may also be granted in substitution for awards held by individuals who become eligible individuals as a result of certain business transactions. Substitute awards that are Options or SARs may have an exercise price per share that is less than the fair market value of a share of New Talos common stock on the date of substitution if the substitution complies with the requirements of Section 409A of the Code and the guidance and regulations promulgated thereunder and other applicable laws.

Other Provisions

Recapitalization. In the event of any change in the New Talos capital structure or business or other corporate transaction or event that would be considered an equity restructuring, the Administrator will equitably adjust (i) the aggregate number or kind of shares that may be delivered under the New Talos LTIP, (ii) the number or kind of shares or amount of cash subject to an Award, (iii) the terms and conditions of Awards, including the purchase price or exercise price of Awards and performance goals, and (iv) the applicable share-based limitations with respect to Awards provided in the New Talos LTIP, in each case to equitably reflect such event.

Change in Control. Except to the extent otherwise provided in any applicable Award agreement, no Award will vest solely upon the occurrence of a change in control. In the event of a change in control, the Administrator may, in its discretion, (i) accelerate the time of exercisability of an Award, (ii) require Awards to be surrendered in exchange for a cash payment (including canceling an Option or SAR for no consideration if it has an exercise price or the grant price less than or equal to the value paid in the transaction), (iii) cancel Awards that remain subject to a restricted period as of the date of the change in control without payment, or (iv) make any other adjustments to Awards that the Administrator deems appropriate to reflect such change in control.

Tax Withholding. New Talos and any of its affiliates have the right to withhold, or require payment of, the amount of any applicable taxes due or potentially payable upon exercise, award or lapse of restrictions. The Administrator will determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, New Talos common stock (including previously owned shares, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property, or any other legal consideration the Administrator deems appropriate.

Limitations on Transfer of Awards. Participants may not assign, alienate, pledge, attach, sell or otherwise transfer or encumber any Award, other than a Stock Award. Options and SARs may only be exercised by a Participant during that Participant’s lifetime or by the person to whom the Participant’s rights pass by will or the laws of descent and distribution. However, notwithstanding these restrictions, a Participant may assign or transfer, without consideration, an Award, other than an ISO, with the consent of the Administrator and subject to various conditions stated in the New Talos LTIP. All shares of New Talos common stock subject to an Award and evidenced by a stock certificate will contain a legend restricting the transferability of the shares pursuant to the terms of the New Talos LTIP, which can be removed once the restrictions have terminated, lapsed or been satisfied. If shares are issued in book entry form, a notation to the same restrictive effect will be placed on the transfer agent’s books in connection with such shares.

Plan Amendment and Termination. The Administrator may amend or terminate any Award or Award agreement or amend the New Talos LTIP at any time and the New Talos Board may amend or terminate the New Talos LTIP at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator does not have the authority, without the approval of stockholders to amend any outstanding Option or SAR to reduce its exercise price per share or take any other action that would be considered a repricing under the applicable exchange listing standards. Without the consent of an affected Participant, no action by the Administrator or the New Talos Board to amend or terminate any Award, Award agreement or the New Talos LTIP, as applicable, may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The New Talos LTIP will remain in effect for a period of 10 years (unless earlier terminated by the New Talos Board).

Clawback. All awards under the New Talos LTIP will be subject to any clawback or recapture policy adopted by New Talos, as in effect from time to time.

Federal Income Tax Consequences

The following discussion is for general information only and is intended to briefly summarize the United States federal income tax consequences to Participants arising from participation in the New Talos LTIP. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of a Participant in the New Talos LTIP may vary depending on his or her particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state, or local tax consequences. In addition, nonstatutory options and SARs with an exercise price less than the fair market value of shares of New Talos common stock on the date of grant, SARs payable in cash, RSUs, and certain other Awards that may be granted pursuant to the New Talos LTIP, could be subject to additional taxes unless they are designed to comply with certain restrictions set forth in Section 409A of the Code and guidance promulgated thereunder.

Tax Consequences to Participants

Nonstatutory Options. As a general rule, no federal income tax is imposed on a Participant upon the grant of a Nonstatutory Option such as those under the New Talos LTIP and New Talos is not entitled to a tax deduction by reason of such a grant. Generally, upon the exercise of a Nonstatutory Option, the Participant will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price paid for such shares. Upon the

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exercise of a Nonstatutory Option, and subject to the application of Section 162(m) of the Code as discussed below, New Talos may claim a deduction for compensation paid at the same time and in the same amount as compensation income is recognized to the Participant assuming any federal income tax reporting requirements are satisfied. Upon a subsequent disposition of the shares received upon exercise of a Nonstatutory Option, any appreciation after the date of exercise should qualify as capital gain.

Incentive Stock Options. ISOs are intended to constitute “incentive stock options” within the meaning of Section 422 of the Code. ISOs are subject to special federal income tax treatment. No federal income tax is imposed on the Participant upon the grant or the exercise of an ISO if the Participant does not dispose of the shares acquired pursuant to the exercise within the two-year period beginning on the date the ISO was granted or within the one-year period beginning on the date the ISO was exercised (collectively, the “holding period”). In such event, New Talos would not be entitled to any deduction for federal income tax purposes in connection with the grant or exercise of the option or the disposition of the shares so acquired. With respect to an ISO, the difference between the fair market value of the stock on the date of exercise and the exercise price must be included in the Participant’s alternative minimum taxable income. However, if the Participant exercises an ISO and disposes of the shares received in the same year and the amount realized is less than the fair market value of the shares on the date of exercise, the amount included in alternative minimum taxable income will not exceed the amount realized over the adjusted basis of the shares.

Upon disposition of the shares received upon exercise of an ISO after the holding period, any appreciation of the shares above the exercise price should constitute capital gain. If a Participant disposes of shares acquired pursuant to his or her exercise of an ISO prior to the end of the holding period, the Participant will be treated as having received, at the time of disposition, compensation taxable as ordinary income. In such event, and subject to the application of Section 162(m) of the Code as discussed below, New Talos may claim a deduction for compensation paid at the same time and in the same amount as compensation is treated as received by the Participant. The amount treated as compensation is the excess of the fair market value of the shares at the time of exercise (or in the case of a sale in which a loss would be recognized, the amount realized on the sale if less) over the exercise price; any amount realized in excess of the fair market value of the shares at the time of exercise would be treated as short-term or long-term capital gain, depending on the holding period of the shares.

RSUs, Restricted Stock and Other Stock- or Cash-Based Awards. A Participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash Award or, if earlier, at the time the cash is otherwise made available for the Participant to draw upon. Individuals will not have taxable income at the time of grant of an RSU, but rather, will generally recognize ordinary compensation income at the time he or she receives cash or shares of New Talos common stock in settlement of the RSU, as applicable, in an amount equal to the cash or the fair market value of the shares of New Talos common stock received.

A recipient of a Restricted Stock Award or an Award of unrestricted New Talos common stock (i.e., Stock Awards) generally will be subject to tax at ordinary income tax rates on the fair market value of the shares of New Talos common stock when received, reduced by any amount paid by the recipient; however, if the shares of New Talos common stock are not transferable and are subject to a substantial risk of forfeiture when received, a Participant will recognize ordinary compensation income in an amount equal to the fair market value of the shares of New Talos common stock (i) when the shares of New Talos common stock first become transferable and are no longer subject to a substantial risk of forfeiture, in cases where a Participant does not make a valid election under Section 83(b) of the Code, or (ii) when the Award is received, in cases where a Participant makes a valid election under Section 83(b) of the Code. If a Section 83(b) election is made and the shares of New Talos common stock are subsequently forfeited, the recipient will not be allowed to take a deduction for the value of the forfeited shares of New Talos common stock. If a Section 83(b) election has not been made, any dividends received with respect to a Restricted Stock Award that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient; otherwise the dividends will be taxed as dividends.

A Participant who is an employee will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above. The tax basis in the shares of New Talos common stock received by a Participant will equal the amount recognized by the Participant as compensation income under the rules described in the preceding paragraph, and the Participant’s capital gains holding period in those shares of New Talos common stock will commence on the later of the date the shares of New Talos common stock are received or the restrictions lapse. Subject to the application of Section 162(m) of the Code, New Talos will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a Participant under the foregoing rules.

Tax Consequences to New Talos

Reasonable Compensation. In order for the amounts described above to be deductible by New Talos (or a subsidiary), such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Golden Parachute Payments. The ability of New Talos (or the ability of a subsidiary) to obtain a deduction for future payments under the New Talos LTIP could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control.

Compensation of Covered Employees. The ability of New Talos (or the ability of one of its subsidiaries) to obtain a deduction for amounts paid under the New Talos LTIP could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits New Talos’s ability to deduct compensation, for federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1,000,000.

New Plan Benefits

No Awards have been granted under the New Talos LTIP. The benefits or amounts that will be received by or allocated to each named executive officer, all current executive officers as a group, all directors who are not executive officers as a group, and all employees who are not executive officers as a group under the New Talos LTIP, as well as the benefits or amounts that would have been so received or allocated had the New Talos LTIP been in effect in 2017, are not presently determinable.

Securities Authorized for Issuance Under Equity Compensation Plans

Upon stockholder approval of the New Talos LTIP and subject to the closing of the Transactions, the Stone Energy LTIP will be terminated and no further awards will be granted thereunder. As required by applicable SEC rules, the following table provides information regarding the Stone Energy LTIP, which was the only equity plan under which Stone Energy was able to grant equity awards as of December 31, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders(1)	62,137	—	2,552,242

Total	62,137	—	2,552,242

(1)	The Stone Energy LTIP was adopted in connection with Stone Energy’s reorganization and emergence from bankruptcy on February 28, 2017 and was approved by the bankruptcy court.

Consequences of Failing to Approve the Proposal

If this proposal is not approved by stockholders, the New Talos LTIP will not be implemented and no grants will be made under the New Talos LTIP. However, if the New Talos LTIP is not approved by stockholders, New Talos will be able to make grants under the Stone Energy LTIP.

Required Consent and Recommendation

The consent of a majority of the outstanding shares of Stone Energy common stock will be required to adopt the New Talos LTIP.

The Stone Energy Board unanimously recommends that you consent to the adoption of the New Talos LTIP.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

See “Compensation Committee Interlocks and Insider Participation” in Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 9, 2018 (incorporated by reference), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See “Certain Relationships and Related Transactions, and Director Independence” in Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 9, 2018 (incorporated by reference), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

See “Directors, Executive Officers and Corporate Governance—Section 16(a) Beneficial Ownership Reporting Compliance” in Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 9, 2018 (incorporated by reference), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

New Talos

As of March 28, 2018, New Talos had 100 shares of common stock outstanding, all of which were beneficially owned by Stone Energy.

Stone Energy

See “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 9, 2018 (incorporated by reference), which can be obtained at the Internet website maintained by the SEC at www.sec.gov.

HOUSEHOLDING

Some banks, brokers and other nominee record holders may participate in the practice of “householding” the notice or the consent solicitation statement, as the case may be. This means that only one copy of each of the notice, or the consent solicitation statement, as the case may be, may have been sent to multiple stockholders in your household. New Talos will promptly deliver a separate copy of these documents to you if you write or call Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana, 70508, Attention: Investor Relations, Telephone: (337) 237-0410. If you prefer to receive copies of such documents in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee, or you may contact us at the above address or phone number.

EXPERTS

Stone Energy

The consolidated financial statements of Stone Energy Corporation appearing in Stone Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2017, and the effectiveness of Stone Energy Corporation’s internal control over financial reporting as of December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Estimates of Stone Energy’s oil and natural gas reserves related to Stone Energy’s properties as of December 31, 2017 incorporated in this consent solicitation statement/prospectus by reference from Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 9, 2018, were based upon reserve reports prepared by independent petroleum engineers, NSAI. Stone Energy has incorporated these estimates by reference upon the authority of such firm as an expert in such matters.

Talos Energy

Independent Auditors

The consolidated financial statements of Talos Energy for the year ended December 31, 2017 appearing in this consent solicitation statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Talos Energy is controlled by Apollo Global Management, LLC (“Apollo”). Prior to the Transactions, Talos Energy and its historical financial statements were not subject to the U.S. Securities and Exchange Commission (“SEC”) and Public Company Accounting Oversight Board (United States) (“PCAOB”) auditor independence rules. The historical financial statements of Talos Energy, the target for purposes of the Transactions, included in the registration statement of which this consent solicitation statement/prospectus forms a part were conducted in accordance with U.S. generally accepted auditing standards and subject to the American Institute of Certified Public Accountants (“AICPA”) independence rules. Upon completion of the Transactions, Talos Energy will be deemed the accounting acquirer and as such its historical 2015, 2016 and 2017 financial statements, which will be presented as the predecessor, will need to be audited in accordance with PCAOB audit standards and subject to SEC auditor independence rules. Ernst & Young LLP (“EY”) will be required to convert their historical audits of Talos Energy to PCAOB standards. Neither EY nor Talos Energy anticipates any changes to the historical financial statements. Such financial statements will not be required to be presented until the first periodic filing of New Talos after this Registration Statement goes effective.

In November 2016, a fund controlled by Apollo acquired a controlling interest in a company unrelated to Talos Energy (Apollo portfolio company or “APC”) resulting in APC becoming an affiliate of Talos Energy by virtue of being under common control and subject to the SEC and PCAOB auditor independence rules relative to EY’s audits of Talos Energy’s consolidated financial statements to be conducted in accordance with the PCAOB standards. EY has provided certain non-audit advisory services for APC, including managed services and a tax service that included a contingent fee arrangement. Once APC became an affiliate of Talos Energy in November 2016, the managed services and the contingent fee arrangement provided to APC will be inconsistent with the SEC’s and PCAOB’s auditor independence rules relative to EY’s audits of Talos Energy’s consolidated financial statements pursuant to PCAOB standards. The managed services were terminated and the contingent fee arrangement was converted to an appropriate fee arrangement prior to or in November 2017. Fees from these engagements from November 2016 to November 2017 were not material to EY or APC. None of the professionals who provided or were involved with the aforementioned engagements were or are a member of the EY audit engagement team with respect to the PCAOB audits of Talos Energy’s consolidated financial statements. The operations and related financial results of APC had no impact on Talos Energy’s operations or its consolidated financial statements. The managed services and contingent fee arrangement were not in any way related to the operations, and did not affect, the consolidated financial statements of Talos Energy. In addition, the results of the managed services and contingent fee arrangement were not subject to audit by EY.

In 2016, a staff level employee of EY in the United States provided audit services to Talos Energy and a manager level employee of an associated firm of EY outside of the United States provided non-audit services to a sister affiliate of Talos Energy. Additionally, in 2017, a manager level employee of EY in the United States provided non-audit services to a sister affiliate of Talos Energy. Each of these individuals had a de minimis financial relationship with certain affiliates of Talos Energy while deemed covered persons pursuant to the SEC and PCAOB independence rules as it pertains to EY’s audits of Talos Energy to be performed pursuant to PCAOB standards. Under the SEC and PCAOB auditor independence rules, covered persons cannot have certain financial relationships with an audit client or any affiliate of the audit client. None of the financial relationships related to investments in Talos Energy. These matters had no impact on Talos Energy’s operations or its consolidated financial statements. Upon identification of the covered person financial relationship matters, the respective financial relationships were disposed of or rolled over.

After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters will not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of Talos Energy’s consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audit engagements.

The Talos Energy Board has reviewed and considered the impact that these matters may have on EY’s independence with respect to Talos Energy under the applicable SEC and PCAOB independence rules. After considering all the facts and circumstances, the Talos Energy Board concluded that these matters will not impair EY’s ability to exercise objective and impartial judgment on all issues encompassed with their audit engagements and a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion.

Reserve Engineers

Certain information with respect to the oil and gas reserves associated with Talos Energy’s oil and natural gas properties that is derived from the reports of NSAI and Ryder Scott has been included in this consent solicitation statement/prospectus upon the authority of said firm as an expert with respect to the matters covered by such report and in giving such report.

LEGAL MATTERS

Certain legal matters in connection with the validity of the New Talos common stock to be issued in the Transactions will be passed on for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Stone Energy files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains an Internet site that contains information Stone Energy has filed electronically with the SEC, which you can access over the Internet at www.sec.gov. You can also obtain information about Stone Energy at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

New Talos has filed a registration statement on this Form S-4 to register with the SEC the New Talos common stock to be issued to the Stone Energy stockholders under the Securities Act. This consent solicitation statement/prospectus is a part of that registration statement and constitutes a prospectus of New Talos in addition to being a consent solicitation statement of Stone Energy for its solicitation of written consents. As permitted by SEC rules, this consent solicitation statement/prospectus does not contain all the information you can find in the registration statement and the accompanying exhibits.

The SEC allows Stone Energy to “incorporate by reference” information into this consent solicitation statement/prospectus, which means that Stone Energy can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this consent solicitation statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this consent solicitation statement/prospectus. This consent solicitation statement/prospectus incorporates by reference the documents listed below that Stone Energy has previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in connection with SEC rules). These documents contain important information about Stone Energy and its financial position.

Stone Energy SEC Filings (File No. 1-12074)

•	Stone Energy’s Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 9, 2018

Stone Energy is also incorporating by reference additional documents that it files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current Report on Form 8-K) between the date of this consent solicitation statement/prospectus and the date on which the Transactions are consummated.

All information contained or incorporated by reference into this consent solicitation statement/prospectus relating to Stone Energy has been supplied by Stone Energy.

If you are a stockholder, Stone Energy may have sent you some of the documents incorporated by reference, but you can obtain any of them through Stone Energy or the SEC. Documents incorporated by reference are available from Stone Energy without charge, excluding all exhibits unless Stone Energy has specifically incorporated by reference an exhibit in this consent solicitation statement/prospectus. Stockholders may obtain documents incorporated by reference into this consent solicitation statement/prospectus by requesting them in writing or by telephone at the following address and telephone number:

Stone Energy Corporation

Attention: Investor Relations

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

If you would like to request documents from Stone Energy, please do so by April 4, 2018, which is no later than five business days before the targeted final date for the receipt of written consents.

You also can get more information about Stone Energy by visiting its website at www.stoneenergy.com. Website materials are not part of this consent solicitation statement/prospectus.

You should rely only on the information contained or incorporated by reference into this consent solicitation statement/prospectus to vote on the proposals to the Stone Energy stockholders in connection with the Transactions. Stone Energy has not authorized anyone to provide you with information that is different from what is contained in this consent solicitation statement/prospectus. This consent solicitation statement/prospectus is dated [●], 2018. You should not assume that the information contained in this consent solicitation statement/prospectus is accurate as of any date other than such date, and the mailing of this consent solicitation statement/prospectus to stockholders shall not create any implication to the contrary.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Talos Energy LLC

We have audited the accompanying consolidated financial statements of Talos Energy LLC (the Company) , which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in members’ equity and cash flows for the three years ended December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Talos Energy LLC at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the three years ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

March 14, 2018

TALOS ENERGY LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Year Ended December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$32,191	$32,231
Restricted cash	1,242	1,202
Accounts receivable
Trade, net	62,871	52,764
Joint interest, net	13,613	14,673
Other	12,486	12,400
Assets from price risk management activities	1,563	20,176
Prepaid assets	10,633	13,001
Inventory	840	1,093
Other current assets	9,446	7,911

Total current assets	144,885	155,451

Property and equipment:
Proved properties	2,440,811	2,235,835
Unproved properties, not subject to amortization	72,002	72,360
Other property and equipment	8,857	8,531

Total property and equipment	2,521,670	2,316,726
Accumulated depreciation, depletion and amortization	(1,430,890)	(1,273,538)

Total property and equipment, net	1,090,780	1,043,188

Other long-term assets:
Assets from price risk management activities	345	293
Other well equipment	2,577	12,744
Other assets	706	622

	$1,239,293	$1,212,298

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$146,170	$69,838
Accrued liabilities	14,484	11,308
Accrued royalties	24,208	23,293
Current portion of long-term debt	24,977	—
Current portion of asset retirement obligations	39,741	33,556
Liabilities from price risk management activities	49,957	27,147
Accrued interest payable	8,742	11,376
Other current liabilities	15,188	14,666

Total current liabilities	323,467	191,184

Long-term debt, net of discount and deferred financing costs	672,581	701,175
Asset retirement obligations	174,992	186,493
Liabilities from price risk management activities	18,781	8,755
Other long-term liabilities	103,559	117,705

Total liabilities	1,293,380	1,205,312

Commitments and contingencies (Note 10)
Members’ equity (deficit)	(54,087)	6,986

	$1,239,293	$1,212,298

TALOS ENERGY LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2017	2016	2015
Revenues:
Oil revenue	$344,781	$197,583	$244,167
Natural gas revenue	48,886	42,705	55,026
NGL revenue	16,658	9,532	10,523
Other	2,503	8,934	5,890

Total revenue	412,828	258,754	315,606
Operating expenses:
Direct lease operating expense	109,180	124,360	171,095
Insurance	10,743	13,101	17,965
Production taxes	1,460	1,958	3,311

Total lease operating expense	121,383	139,419	192,371
Workover / maintenance expense	32,825	24,810	29,752
Depreciation, depletion and amortization	157,352	124,689	212,689
Write-down of oil and natural gas properties	—	—	603,388
Accretion expense	19,295	21,829	19,395
General and administrative expense	36,673	28,686	35,662

Total operating expenses	367,528	339,433	1,093,257

Operating income (loss)	45,300	(80,679)	(777,651)
Interest expense	(80,934)	(70,415)	(51,544)
Price risk management activities income (expense)	(27,563)	(57,398)	182,196
Other income	329	405	314

Net loss	$(62,868)	$(208,087)	$(646,685)

TALOS ENERGY LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

(In thousands)

Members’ Equity (Deficit)
Balance at January 1, 2015	$690,502
Contributions from Sponsors	75,000
Distribution to Sponsors	(1,500)
Equity based compensation	3,578
Net loss	(646,685)

Balance at December 31, 2015	$120,895
Contributions from Sponsors	93,750
Distribution to Sponsors	(1,859)
Equity based compensation	2,287
Net loss	(208,087)

Balance at December 31, 2016	$6,986
Equity based compensation	1,795
Net loss	(62,868)

Balance at December 31, 2017	$(54,087)

TALOS ENERGY LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss	$(62,868)	$(208,087)	$(646,685)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation, depletion, amortization and accretion expense	176,647	146,518	232,084
Write-down of oil and natural gas properties	—	—	603,388
Impairment	260	218	2,106
Amortization of deferred financing costs and original issue discount	2,383	5,996	4,955
Equity based compensation, net of amounts capitalized	875	1,083	1,719
Price risk management activities (income) expense	27,563	57,398	(182,196)
Net cash receipts on settled derivative instruments	23,834	172,182	181,927
Settlement of asset retirement obligations	(32,573)	(23,689)	(79,798)
Changes in operating assets and liabilities:
Accounts receivable	(9,132)	(20,096)	32,231
Other current assets	(4,441)	(3,040)	9,244
Accounts payable	50,235	(29,435)	(10,894)
Other current liabilities	(1,462)	12,633	(10,469)
Other non-current assets and liabilities, net	4,732	4,442	754

Net cash provided by operating activities	176,053	116,123	138,366

Cash flows from investing activities:
Exploration, development and other capital expenditures	(155,177)	(113,032)	(245,716)
Cash paid for acquisitions, net of cash acquired	(2,464)	(85,886)	(39,423)

Net cash used in investing activities	(157,641)	(198,918)	(285,139)

Cash flows from financing activities:
Redemption of 2018 Senior Notes	(1,000)	—	—
Proceeds from Bank Credit Facility	10,000	15,000	120,000
Repayment of Bank Credit Facility	(15,000)	(10,000)	(30,000)
Repayment of GCER Bank Credit Facility	—	—	(55,000)
Deferred financing costs	—	—	(269)
Payments of capital lease	(12,412)	(5,267)	—
Contributions from Sponsors	—	93,750	75,000
Distributions to Sponsors	—	(1,859)	(1,500)

Net cash (used in) provided by financing activities	(18,412)	91,624	108,231

Net increase (decrease) in cash, cash equivalents and restricted cash	—	8,829	(38,542)
Cash, cash equivalents and restricted cash:
Balance, beginning of period	33,433	24,604	63,146

Balance, end of period	$33,433	$33,433	$24,604

TALOS ENERGY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

Note 1 – Formation and Basis of Presentation

Formation and Nature of Business

Talos Energy LLC was formed in 2011. Upon formation, Talos Energy Operating Company LLC; Talos Energy Offshore LLC; Talos Energy Operating GP, LLC; Talos Energy Holdings LLC; and Talos Production LLC became wholly-owned subsidiaries of Talos Energy LLC. Talos Production Finance Inc. was formed on January 15, 2013 as a wholly-owned subsidiary of Talos Energy LLC. Unless otherwise indicated or the context otherwise requires, references in this report to “us,” “we,” “our” or the “Company” are to Talos Energy LLC and its wholly-owned subsidiaries. On February 6, 2013, we acquired all of the equity of Energy Resource Technology GOM, LLC (“ERT”) and its subsidiary from Helix Energy Solutions Group, Inc. (“Helix”) for approximately $625.2 million (inclusive of purchase price and working capital adjustments of approximately $15.2 million), and payments for ongoing guarantees from Helix to third-parties. Additionally, the Company agreed to assign Helix an overriding royalty interest in certain properties acquired in the transaction at closing. We refer to this purchase as the “ERT Acquisition.” The ERT Acquisition was effective December 1, 2012 and closed on February 6, 2013. Prior to the closing of the ERT Acquisition, Energy Resource Technology GOM, Inc. and its wholly-owned subsidiary, CKB Petroleum, Inc., were each converted into Delaware limited liability companies, and as a result changed their names to Energy Resource Technology GOM, LLC and CKB Petroleum, LLC, respectively.

On February 3, 2012, the Company completed a transaction with funds affiliated with, and controlled by, Apollo Global Management LLC (together with its consolidated subsidiaries, “Apollo”), funds affiliated with, and controlled by, Riverstone Holdings, LLC (together with its affiliates, “Riverstone” and together with Apollo, our “Sponsors”) and members of management pursuant to which the Company received a private equity capital commitment, which may be increased up to $600 million with approval from the Company’s Board of Directors.

Prior to the closing of the ERT Acquisition, our Sponsors and members of management had invested an aggregate of approximately $325 million in the Company to fund a portion of the ERT Acquisition as well as to fund other asset purchases. In connection with the ERT Acquisition, the Company also issued $300 million aggregate principal amount of 9.75% Senior Notes due February 15, 2018 (the “2018 Senior Notes”) at a discount of 0.975%, (see Note 6 – Debt).

The Company commenced commercial operations on February 6, 2013. Prior to February 6, 2013, the Company had incurred certain general and administrative expenses associated with the start-up of its operations.

We are a technically driven independent exploration and production company with operations in the Gulf of Mexico and in the shallow waters off the coast of Mexico. Our focus in the Gulf of Mexico is the exploration, acquisition and development of deep and shallow water assets near existing infrastructure. The shallow waters off the coast of Mexico provide us high impact exploration opportunities in an emerging basin. We use our access to an extensive seismic database and our deep technical expertise to identify, acquire and exploit attractive assets with robust economic profiles. Our management and technical teams have a long history working together and have made significant discoveries in the deep and shallow waters in the Gulf of Mexico and in the shallow waters off the coast of Mexico. The Company shall continue until it is liquidated or dissolved in accordance with the Limited Liability Company Agreement of Talos Energy LLC, as amended and restated (the “LLC Agreement”).

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include each subsidiary from the date of inception. All material intercompany transactions have been eliminated. All adjustments that are of a normal, recurring nature and are necessary to fairly present the Company’s financial position, results of operations and cash flows for the periods are reflected. We have evaluated subsequent events through March 14, 2018, the date the consolidated financial statements were issued.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the reported amounts of proved oil and natural gas reserves. Actual results could differ from those estimates.

During September 2015, the Company expanded its acreage position to include two shallow water exploration blocks off the coast of Mexico and drilled our first well in July 2017. The business activities in Mexico have been combined with the United States and reported as one segment. See additional information in “Note 4 – Property, Plant and Equipment.”

Recently Adopted Accounting Standards

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. This ASU clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this ASU provide a screen that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or group of similar identifiable assets, they are not a business, which reduces the number of transactions that need to be evaluated further. The update is effective for public entities for annual and interim periods beginning after December 31, 2017, but allows for early adoption provided the transaction date occurs before the issuance of the ASU, only when the transaction has not been reported in previously issued financials. The Company early adopted the amendments for the transaction completed on December 20, 2016. See additional information in “Note 3 – Acquisitions.”

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance in this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company early adopted ASU 2016-18 as of January 1, 2017 and the adoption was applied retrospective to 2016 and 2015. As a result of the adoption, the Company reclassified $10.2 million and $7.2 million change in restricted cash during the years ended December 31, 2016 and 2015, respectively, from the investing section of the consolidated statements of cash flows to the net change in cash, cash equivalents and restricted cash balance.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU supersedes the lease requirements in Topic 840 and requires that a lessee recognize a right-of-use asset and lease liability for leases that do not meet the definition of a short-term lease. The right-of-use asset and lease liability are to be measured on the balance sheet at the present value of the lease payments. For income statement purposes, ASU 2016-02 retains a dual model requiring leases to be classified as either operating or finance within our statements of operations. Lease costs for operating leases are recognized as a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. For finance leases, interest expense is recognized on the lease liability separately from amortization of the right-to-use asset. ASU 2016-02 does not apply to leases for oil and natural gas properties, but does apply to equipment used to explore and develop oil and natural gas reserves. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Topic 615, Revenue Recognition, and industry-specific guidance in Subtopic 932-605, Extractive Activities – Oil and Gas – Revenue Recognition, and requires an entity to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods and services. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017. Entities can choose to apply the standard using either a full retrospective approach or a modified retrospective approach, with the cumulative effect initially applying ASU 2014-09 recognized at the date of initial application. We are in the process of finalizing our implementation of ASU 2014-09 and does not anticipate the adoption will have a material effect.

Note 2 – Summary of Significant Accounting Policies

Below are the Company’s significant accounting policies.

Cash and Cash Equivalents

We reflect our cash as cash and cash equivalents on our consolidated balance sheets. We consider all cash, money market funds and highly liquid investments with an original maturity of three months or less as cash and cash equivalents. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount net of an allowance for uncollectible accounts of $5.9 million at December 31, 2017 and $4.9 million at December 31, 2016, which approximates fair value. We establish provisions for losses on accounts receivable and for natural gas imbalances with other parties if we believe that we will not collect all or part of the outstanding balance. On a quarterly basis we review collectability and establish or adjust our allowance as necessary using the specific identification method.

Other Current Assets

Other current assets primarily represent deposits with the Office of Natural Resources Revenue (“ONRR”). The deposits are estimates related to royalties which we are required to pay the ONRR within thirty days of the production rate. On a monthly basis we adjust the deposit based on actual royalty payments remitted to the ONRR.

Inventory

Inventory primarily represents oil in lease tanks and line fill in pipelines. Our inventory is stated at the net realizable value. Sales of oil are accounted for by a weighted average cost method whereby oil sold from inventory is relieved at the weighted average cost of oil remaining in inventory.

Revenue Recognition and Imbalances

We record revenues from the sale of oil, natural gas and natural gas liquids (“NGLs”) based on quantities of production sold to purchasers under short-term contracts (less than 12 months) at market prices when delivery to the customer has occurred, title has transferred, prices are fixed and determinable and collection is reasonably assured. This occurs when production has been delivered to a pipeline or when a barge lifting has occurred.

We have interests with other producers in certain properties. In these cases, we use the entitlement method to account for sales of production. Under the entitlement method, revenue is recorded when title passes based on our net interest. We may receive more or less than our entitled share of production, and we record our entitled share of revenues based on entitled volumes and contracted sales prices. If we receive more than our entitled share of production, the imbalance is recorded as a liability in accrued liabilities on the consolidated balance sheets. If we receive less than our entitled share, the imbalance is recorded as an asset in other current assets on the consolidated balance sheets. Our imbalances are recorded gross on our consolidated balance sheets. At December 31, 2017, our imbalance receivable was approximately $2.1 million and imbalance payable was approximately $2.7 million. At December 31, 2016, our imbalance receivable was approximately $2.1 million and imbalance payable was approximately $2.8 million. At December 31, 2015, our imbalance receivable was approximately $2.1 million and imbalance payable was approximately $2.6 million.

We record the gross amount of reimbursements for costs from third parties as other revenues whenever the Company is the primary obligor with respect to the source of such costs, has discretion in the selection of how the related costs are incurred and when it has assumed the credit risk associated with the reimbursement for such costs. The costs associated with these third-party reimbursements are also recorded within the applicable cost and expenses line item in the consolidated statements of operations. Our other revenues have been generated primarily through fees for processing third-party production through some of our production facilities.

Accounting for Oil and Natural Gas Activities

The Company follows the full cost method of accounting for oil and natural gas exploration and development activities. Under the full cost method, substantially all costs incurred in connection with the acquisition, development and exploration of oil and natural gas reserves are capitalized. These capitalized amounts include the internal costs directly related to acquisition, development and exploration activities, asset retirement costs and capitalized interest. Under the full cost method, dry hole costs and geological and geophysical costs are capitalized into the full cost pool, which is subject to amortization and assessed for impairment on a quarterly basis through a ceiling test calculation as discussed below. In August 2016, the Company entered into a capital lease for the use of the Helix Producer I (“HP-I”), a dynamically positioned floating production facility that interconnects with the Phoenix Field through a production buoy, and recorded a $124.3 million capital lease asset. Since the HP-I is utilized in our oil and natural gas development activities, the asset is included within proved property and subject to the ceiling test calculation described below. Due to the inclusion within proved properties, the HP-I is depleted as part of the full cost pool. See Note 10 – Commitments and Contingencies for additional information.

Capitalized costs associated with proved reserves are amortized on a country by country basis over the life of the total proved reserves using the unit of production method, computed quarterly. Conversely, capitalized costs associated with unproved properties and related geological and geophysical costs, wells currently drilling and capitalized interest are initially excluded from the amortizable base. We transfer unproved property costs into the amortizable base when properties are determined to have proved reserves or when we have completed an evaluation of the unproved properties resulting in an impairment. We evaluate each of these unproved properties individually for impairment at least quarterly. Additionally, the amortizable base includes future development costs, dismantlement, restoration and abandonment costs, net of estimated salvage values, and geological and geophysical costs incurred that cannot be associated with specific unproved properties or prospects in which we own a direct interest.

Our capitalized costs are limited to a ceiling based on the present value of future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or estimated fair value of unproved oil and natural gas properties not being amortized. Any costs in excess of the ceiling are recognized as a non-cash impairment expense on the consolidated statement of operations and an increase to accumulated depreciation, depletion and amortization on our consolidated balance sheets. The expense may not be reversed in future periods, even though higher oil, natural gas and NGL prices may subsequently increase the ceiling. We perform this ceiling test calculation each quarter. In accordance with the Securities and Exchange Commission (“SEC”) rules and regulations, we utilize SEC Pricing when performing the ceiling test. We also hold prices and costs constant over the life of the reserves, even though actual prices and costs of oil and natural gas are often volatile and may change from period to period. The ceiling test computation resulted in a write-down of our oil and natural gas properties of nil, nil and $603.4 million during the years ended December 31, 2017, 2016 and 2015, respectively.

Under the full cost method of accounting for oil and natural gas operations, assets whose costs are currently being depreciated, depleted or amortized are assets in use in the earnings activities of the enterprise and do not qualify for capitalization of interest cost. Investments in unproved properties for which exploration and development activities are in progress and other major development projects that are not being currently depreciated, depleted or amortized are assets qualifying for capitalization of interest costs.

When we sell or convey interests in oil and natural gas properties, we reduce our oil and natural gas reserves for the amount attributable to the sold or conveyed interest. We do not recognize a gain or loss on sales of oil and natural gas properties, unless those sales would significantly alter the relationship between capitalized costs and proved reserves. We treat sales proceeds on non-significant sales as reductions to the cost of our oil and natural gas properties.

We recognize transportation costs as a component of direct lease operating expense when we are the shipper of the product. Such costs were $10.3 million, $9.1 million and $10.5 million in the years ended December 31, 2017, 2016 and 2015, respectively.

Other Property and Equipment

Other property and equipment is recorded at cost and consists primarily of leasehold improvements, office furniture and fixtures, computer hardware and software. Acquisitions, renewals and betterments are capitalized; maintenance and repairs are expensed as incurred. Depreciation is provided using the straight-line method over estimated useful lives of three to five years.

Other Well Equipment Inventory

Other well equipment inventory primarily represents the cost of equipment to be used in our oil and natural gas drilling and development activities such as drilling pipe, tubular and certain wellhead equipment. When this inventory is supplied to wells, the cost of this inventory is capitalized in oil and gas properties, and if such property is jointly owned, the proportionate costs will be reimbursed by third party participants. Our inventory is stated at net realizable value. We recorded $0.3 million, $0.2 million, $2.1 million of impairment to adjust inventory to net realizable value, which was expensed and reflected in workover/maintenance expense, during the years ended December 31, 2017, 2016 and 2015, respectively.

Fair Value Measure of Financial Instruments

Financial instruments generally consist of cash and cash equivalents, restricted cash, accounts receivable, commodity derivatives, accounts payable and debt. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximates fair value due to the highly liquid nature of these instruments.

Current fair value accounting standards define fair value, establish a consistent framework for measuring fair value and stipulate the related disclosure requirements for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. These standards also clarify fair value is an exit price, presenting the amount that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants. The Company follows a three-level hierarchy, prioritizing and defining the types of inputs used to measure fair value depending on the degree to which they are observable as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial statement.

Level 3 – Inputs to the valuation methodology are unobservable (little or no market data), which require the reporting entity to develop its own assumptions, and are significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

Market Approach – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost Approach – Amount that would be required to replace the service capacity of an asset (replacement cost).

Income Approach – Techniques to convert expected future cash flows to a single present value amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

Authoritative guidance on financial instruments requires certain fair value disclosures to be presented. The estimated fair value amounts have been determined using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Asset Retirement Obligations

We are required to record our asset retirement obligations at fair value in the period such obligations are incurred with the associated asset retirement costs being capitalized as part of the carrying cost of the asset. Our asset retirement obligations consist of estimated costs for dismantlement, removal, site reclamation and similar activities associated with our oil and natural gas properties. The estimate of the asset retirement cost is determined, inflated to an estimated future value using a ten year average of the Consumer Price Index and discounted to present value using our credit-adjusted risk-free rate. Accretion of the liability is recognized for changes in the value of the liability as a result of the passage of time over the estimated productive life of the related assets as the discounted liabilities are accreted to their expected settlement values.

Price Risk Management Activities

The Company uses commodity derivatives to manage market risks resulting from fluctuations in prices of oil and natural gas. The Company periodically enters into commodity derivative contracts, which may require payments to (or receipts from) counterparties based on the differential between a fixed price and a variable price for a fixed quantity of oil or natural gas without the exchange of underlying volumes.

Commodity derivatives are recorded on the consolidated balance sheets at fair value with settlements of such contracts and changes in the unrealized fair value recorded in earnings each period. Realized gains and losses on the settlement of commodity derivatives and changes in their unrealized gains and losses are reported in price risk management activities income (expense) in the consolidated statements of operations. We classify cash flows related to derivative contracts based on the nature and purpose of the derivative. As the derivative cash flows are considered an integral part of our oil and natural gas operations, they are classified as cash flows from operating activities. We do not enter into derivative agreements for trading or other speculative purposes.

The fair value of commodity derivatives reflects our best estimate and is based upon exchange or over-the-counter quotations whenever they are available. Quoted valuations may not be available due to location differences or terms that extend beyond the period for which quotations are available. Where quotes are not available, we utilize other valuation techniques or models to estimate market values. These modeling techniques require us to make estimations of future prices, price correlation, market volatility and liquidity. Our actual results may differ from our estimates, and these differences can be favorable or unfavorable.

Equity Based Compensation

Certain of our employees participate in the equity based compensation plan of the Company. We measure all employee equity based compensation awards at fair value as calculated using an option pricing method for valuing such securities on the date awards are granted to our employees and recognize compensation cost on a straight-line basis in our financial statements over the vesting period of each grant according to Accounting Standards Codification 718, Compensation – Stock Compensation.

Income Taxes

The Company is a limited liability company and not subject to federal or state income tax (in most states). As such, the Company is not a taxpaying entity for federal income tax purposes and accordingly, does not recognize any expense for such taxes. The federal income tax liability resulting from the Company’s activities is the responsibility of the Company’s Sponsors and other Unit holders. The Company is subject to state income taxes in certain jurisdictions and under applicable state laws taxes are estimated to be immaterial.

We operate in the shallow waters off the coast of Mexico under a different legal form. As a result, income taxes are provided for based upon the tax laws and rates in effect in the foreign tax authorities.

Deferred income tax assets and liabilities are recorded for the expected future tax consequences of events that are recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that the overall deferred tax asset will not be realized. At December 31, 2017 and December 31, 2016, the Company has a valuation allowances of $4.0 million and $2.3 million, which is the amount of deferred tax assets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and commodity derivatives.

Cash and cash equivalents and restricted cash balances are maintained in financial institutions, which, at times, exceed federally insured limits. The Company monitors the financial condition of these institutions and has experienced no losses on these accounts.

Commodity derivatives are entered into with registered swap dealers, majority of which participate in our senior reserve-based revolving credit facility (the “Bank Credit Facility”). The Company monitors the financial condition of these institutions and has experienced no losses due to counterparty default on these instruments.

We market substantially all of our oil and natural gas production from properties we operate and those we do not operate. The majority of our oil, natural gas and NGL production is sold to customers under short-term (less than 12 months) contracts at market-based prices. Our customers consist primarily of major oil and natural gas companies, well-established oil and pipeline companies and independent oil and gas producers and suppliers. We perform ongoing credit evaluations of our customers and provide allowances for probable credit losses when necessary. The percent of consolidated revenue of major customers, those whose total represented 10% or more of our oil, natural gas and NGL revenues, was as follows:

	Year Ended December 31,
	2017		2016	2015
Shell Trading (US) Company	80%		68%	68%
Chevron U.S.A Inc.	*	*	14%	16%

**less	than 10%

While the loss of Shell Trading (US) Company and Chevron U.S.A. Inc. as buyers might have a material effect on the Company in the short term, we believe that the Company would be able to obtain other customers for its oil, natural gas and NGL production.

Supplementary Cash Flow Information

Supplementary cash flow information for each period presented was as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Supplemental Non-Cash Transactions:
Capital expenditures included in accounts payable and accrued liabilities	$40,626	$13,832	$30,125
Fair value of assets acquired	$—	$—	$75,519
Fair value of liabilities assumed	$—	$—	$75,519
Capital lease transaction	$—	$124,300	$—
Supplemental Cash Flow Information:
Interest paid, net of amounts capitalized	$47,994	$55,254	$37,247

Note 3 – Acquisitions

2017 Merger Announcement

Merger with Stone Energy

On November 21, 2017, the Company executed an agreement to combine with Stone Energy Corporation (“Stone”) to form Talos Energy, Inc. in an all-stock transaction, which is expected to occur during the second quarter of 2018. The transaction has been unanimously approved by both our and Stone’s Board of Directors. Under the terms of the agreement, each outstanding share of Stone common stock will be exchanged for one share of Talos Energy, Inc. common stock and the current Talos Energy stakeholders will be issued an aggregate of approximately 34.2 million common shares. At closing, our stakeholders will own 63% and Stone’s shareholders will own 37% of the combined company. Talos Energy, Inc. is expected to trade on the New York Stock Exchange under the ticker symbol “TALO.”

2016 Acquisitions

The acquisition below qualified as an asset acquisition that requires, among other items, that the cost of the assets acquired and liabilities assumed to be recognized on the balance sheet by allocating the asset cost on a relative fair value basis. The fair value measurements of the oil and natural gas properties acquired and asset retirement obligations assumed were derived utilizing an income approach and based, in part, on significant inputs not observable in the market. These inputs represent Level 3 measurements in the fair value hierarchy and include, but are not limited to, estimates of reserves, future operating and development costs, future commodity prices, estimated future cash flows and appropriate discount rates. These inputs required significant judgments and estimates by the Company’s management at the time of the valuation. Transaction costs incurred on an asset acquisition are capitalized as a component of the assets acquired and any contingent consideration is recognized as the contingency is resolved.

Acquisition of Additional Working Interest in the Phoenix Field

On December 20, 2016, we purchased an additional 15% working interest in the Phoenix Field from Sojitz Energy Venture Inc. (“Sojitz”) for approximately $85.8 million in cash and the assumption of certain asset retirement obligations, subject to customary post-closing adjustments. The purchase price was funded by a $93.8 million ($91.9 million net of $1.9 million of transaction fees) contribution from our Sponsors. Additionally, we entered into a contingent consideration arrangement in the form of an earn-out equal to 5% of the acquired property’s monthly net profit if the Company’s realized oil price is greater than $65.00 per Bbl in a given month. The maximum payout under the earn-out is $10.0 million and has an indefinite life pursuant to the purchase and sale agreement. We refer to the acquisition of assets from Sojitz as the “Sojitz Acquisition.”

As of December 31, 2017, the Company recorded $2.5 million in post-closing adjustments related to activity between the effective date and closing date of the acquisition.

The following table below presents the allocation of the purchase price (inclusive of post-closing adjustments) to the assets acquired and liabilities assumed, based on their relative fair values on December 20, 2016 (in thousands):

Allocation of the Purchase Price	December 20, 2016
Proved properties	$77,967
Unproved properties, not subject to amortization	11,133
Other short and long-term assets	2,380
Asset retirement obligations	(3,242)

Cash Paid	$88,238

2015 Acquisitions

The acquisitions below qualified as business combinations and were accounted for under the acquisition method of accounting, which requires, among other items, that assets acquired and liabilities assumed be recognized on the balance sheet at their fair values as of the acquisition date. The fair value measurements of the oil and natural gas properties acquired and asset retirement obligations assumed were derived utilizing an income approach and based, in part, on significant inputs not observable in the market. These inputs represent Level 3 measurements in the fair value hierarchy and include, but are not limited to, estimates of reserves, future operating and development costs, future commodity prices, estimated future cash flows and appropriate discount rates. These inputs required significant judgments and estimates by the Company’s management at the time of the valuation.

Acquisition of Additional Working Interest in Our Motormouth Discovery from Deep Gulf Energy III, LLC

On April 8, 2015, the Company entered into a supplemental agreement and first amendment to a previous participation agreement dated July 1, 2014 with Deep Gulf Energy III, LLC (“DGE”) to acquire a 25% working interest in the Motormouth discovery located in the Phoenix Field in exchange for $38.5 million in cash, the assumption of estimated asset retirement obligations and the right to participate in an additional 10% working interest in our Tornado exploration prospect. The working interest acquired from DGE was previously farmed out to DGE on July 1, 2014 in order for DGE to participate in the Motormouth exploration prospect. Our Sponsors made a $75.0 million ($73.5 million net of $1.5 million of transaction fees) equity contribution in April 2015, of which a portion was used to fund the purchase price. We refer to the acquisition of assets from DGE as the “DGE Acquisition.”

We completed the final purchase price allocation in 2015 which was calculated as follow (in thousands):

Allocation of the Purchase Price	April 8, 2015
Proved properties	$24,316
Unproved properties, not subject to amortization	14,643
Asset retirement obligations	(442)

Cash Paid	$38,517

Revenue attributable to the assets acquired in the DGE Acquisition during the year ended December 31, 2015 was $1.9 million. The presentation of net income attributable to the assets acquired from DGE is impracticable due to the integration of the operations upon acquisition.

Acquisition of Gulf Coast Energy Resources, LLC

On March 31, 2015, the Company completed the acquisition of all the issued and outstanding membership interests of Gulf Coast Energy Resources, LLC (“GCER”) from Warburg Pincus Private Equity (E&P) X-A, LP and its affiliates, Q-GCER (V) Investment Partners and GCER management and independent directors. Through this acquisition, the Company acquired all of GCER’s oil and natural gas assets which consist of proved and unproved property primarily located in the Gulf of Mexico Shelf and lower Gulf Coast areas along with current and other long-term assets. As consideration for the acquired membership interests in GCER, the Company assumed $55.0 million in long-term debt as well as the estimated asset retirement obligations and current liabilities as of March 31, 2015. Additionally, we entered into a contingent consideration arrangement in the form of an earn-out, valued at $0.1 million, if the oil and natural gas assets meet certain return on investment targets within the subsequent five years. The Company incurred approximately $0.8 million of transaction fees which were expensed and reflected in general and administrative expense during 2015. We refer to the acquisition of all the issued and outstanding membership interests in GCER as the “GCER Acquisition.”

We completed the final purchase price allocation in 2015 which was calculated as follow (in thousands):

Allocation of the Purchase Price	March 31, 2015
Current assets	$12,748
Proved properties	38,680
Unproved properties, not subject to amortization	22,637
Other non-current assets	536

Total assets acquired	74,601
Current portion of asset retirement obligations	107
Other current liabilities	18,632
Asset retirement obligations	744
Long-term debt, net of discount(1)	55,000
Other long-term liabilities(2)	118

Total liabilities assumed	74,601

Net assets acquired	$—

(1)	The long-term debt, net of discount assumed represents $55.0 million in borrowings under GCER’s senior reserve-based revolving credit facility (“GCER Bank Credit Facility”).
(2)

The other long-term liabilities assumed includes $0.1 million to recognize an estimated liability as of the acquisition date for the contingent consideration arrangement if the oil and natural gas assets acquired meet certain targets within the subsequent five years. The fair value of the contingent consideration was calculated using a Monte Carlo simulation analysis. Significant inputs to the analysis are based, in part, on inputs not observable in the market and thus represent Level 3 measurements in the fair value hierarchy.

These inputs include, but are not limited to, estimates of reserves, future operating and development costs, future commodity prices, estimated future cash flows and appropriate discount rates. These inputs required significant judgments and estimates by the Company’s management at the time of the valuation. The maximum potential payment under the contingent consideration arrangement is $6.5 million.

The fair value, as adjusted, of the current assets acquired includes the following receivables (in thousands):

	March 31, 2015
	Gross Receivable	Expected Uncollectable Amount	Fair Value
Trade receivables	$3,104	$—	$3,104
Joint interest receivables	$3,484	$(323)	$3,161
Other receivables	$196	$—	$196

Revenue and net loss attributable to the assets acquired in the GCER Acquisition during the year ended December 31, 2015 was $12.6 million and $9.7 million, respectively. Revenues were reduced by production costs of the assets acquired and for estimated depletion and accretion expense in calculating net loss. Depletion expense was calculated by applying the Company’s depletion rate on proved oil and natural gas properties per Boe to production attributable to the acquired assets. Accretion on the asset retirement obligation was calculated using the Company’s credit-adjusted risk-free interest rate. Total non-cash depletion and accretion expense included in the net loss for the year ended December 31, 2015 was $15.6 million.

Note 4 – Property, Plant and Equipment

Proved Properties. The Company’s interests in oil and natural gas properties are located primarily in the United States Gulf of Mexico deep and shallow waters. We follow the full cost method of accounting for our oil and natural gas exploration and development activities. In August 2016, the Company entered into a capital lease for the use of the HP-I and recorded a $124.3 million capital lease asset. Since the HP-I is utilized in our oil and natural gas development activities, the asset is included within proved property, subject to the ceiling test calculation described below and is depleted as part of the full cost pool.

Pursuant to SEC Regulation S-X, Rule 4-10, under the full cost method of accounting, our capitalized oil and natural gas costs are limited to a ceiling based on the present value of future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or estimated fair value of unproved oil and natural gas properties not being amortized. We perform this ceiling test calculation each quarter utilizing SEC Pricing. During 2017 and 2016, our ceiling test computations did not result in a write-down of our U.S oil and natural gas properties. At September 30, 2015, our ceiling test computation resulted in a write-down of our U.S. oil and natural gas properties of $279.3 million based on SEC Pricing, of $61.22 per Bbl of oil, $3.29 per Mcf of natural gas and $20.65 per Bbl of NGLs. At December 31, 2015, our ceiling test computation resulted in a write-down of our U.S. oil and natural gas properties of $324.1 million based on SEC Pricing of $50.72 per Bbl of oil, $2.75 per Mcf of natural gas and $17.60 per Bbl of NGLs.

Unproved Properties. Unproved capitalized costs of oil and natural gas properties excluded from amortization relate to unevaluated properties associated with acquisitions, leases awarded in the Gulf of Mexico federal lease sales, certain geological and geophysical costs, costs associated with certain exploratory wells in progress and capitalized interest. Unproved properties also include costs associated with the two blocks awarded on September 4, 2015 to the Company together with Sierra Oil & Gas S. de R.L de C.V. (“Sierra”) and Premier Oil Plc (“Premier”), the (“Consortium”), located in the shallow waters off the coast of Mexico’s Veracruz and Tabasco states, by the National Hydrocarbons Commission (“CNH”).

The following table sets forth a summary of the Company’s oil and natural gas property costs not being amortized at December 31, 2017, by the year in which such costs were incurred (in thousands):

		Year Ended December 31,
	Total	2017	2016	2015	2014 and Prior
Acquisition	$23,871	$—	$3,845	$4,089	$15,937
Exploration	48,131	27,137	7,174	2,621	11,199

Total unproved properties, not subject to amortization	$72,002	$27,137	$11,019	$6,710	$27,136

The excluded costs will be included in the amortization base as properties are evaluated and proved reserves are established or impairment is determined. We expect this process to occur over the next five years.

In March 2017, the Company was the apparent high bidder on six blocks in connection with the Gulf of Mexico Federal Lease Sale 247 held by the Bureau of Ocean Energy Management (“BOEM”). The six blocks were awarded to the Company during the second quarter 2017. The Company paid BOEM approximately $2.6 million during the first and second quarter of 2017 for the awarded leases and for first year’s lease rentals.

Capitalized Interest. Interest expense in our financial statements is reflected net of capitalized interest. We capitalize interest on the costs associated with drilling and completing wells until production begins. The interest rate used is the weighted average interest rate of our outstanding borrowings. Capitalized interest for the years ended December 31, 2017, 2016 and 2015 was $0.6 million, $0.4 million and $3.9 million, respectively.

Capitalized Overhead. General and administrative expense in our financial statements is reflected net of capitalized overhead. We capitalize overhead costs that are directly related to exploration, acquisition and development activities. Capitalized overhead for the years ended December 31, 2017, 2016 and 2015 was $13.7 million, $12.5 million and $14.1 million, respectively.

Asset Retirement Obligations. We have obligations associated with the retirement of our oil and natural gas wells and related infrastructure. We have obligations to plug wells when production on those wells is exhausted, when we no longer plan to use them or when we abandon them. We accrue a liability with respect to these obligations based on our estimate of the timing and amount to replace, remove or retire the associated assets.

In estimating the liability associated with our asset retirement obligations, we utilize several assumptions, including a credit-adjusted risk-free interest rate, estimated costs of decommissioning services, estimated timing of when the work will be performed and a projected inflation rate. Changes in estimate in the table below represent changes to the expected amount and timing of payments to settle our asset retirement obligations. Typically, these changes result from obtaining new information about the timing of our obligations to plug and abandon oil and natural gas wells and the costs to do so. After initial recording, the liability is increased for the passage of time, with the increase being reflected as accretion expense in our consolidated statements of operations. If we incur an amount different from the amount accrued for decommissioning obligations, we recognize the difference as an adjustment to proved properties.

The discounted asset retirement obligations included in the consolidated balance sheets in current and non-current liabilities, and the changes in that liability during the each of the years ended December 31, were as follows (in thousands):

	Year Ended December 31,
	2017	2016
Asset retirement obligations at January 1	$220,049	$226,690
Fair value of asset retirement obligations acquired	699	6,445
Obligations settled	(32,573)	(23,689)
Accretion expense	19,295	21,829
Obligations incurred	4,213	1,014
Changes in estimate(1)	3,050	(12,240)

Asset retirement obligations at December 31	$214,733	$220,049
Less: Current portion at December 31	(39,741)	(33,556)

Noncurrent portion at December 31	$174,992	$186,493

(1)	The reduction during the year ended December 31, 2016 was primarily attributable to a reduction in service costs.

Note 5 – Financial Instruments

The following table presents the carrying amounts and estimated fair values of financial instruments (in thousands):

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
11.00% Bridge Loans – due April 2022	$169,838	$172,023	$—	$—
9.75% Senior Notes – due July 2022	$100,681	$102,000	$—	$—
9.75% Senior Notes – due February 2018	$24,977	$24,977	$294,964	$137,850
Bank Credit Facility	$402,062	$403,000	$406,211	$408,000
Derivatives	$(66,830)	$(66,830)	$(15,433)	$(15,433)

As of December 31, 2017 and 2016, the carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable approximate their fair values because of the short-term nature of these instruments.

Bridge Loans, 2022 Senior Notes and 2018 Senior Notes. The $172.0 million aggregate principal amount of 11% senior secured second-priority bridge loans due April 3, 2022 (“Bridge Loans”), $102.0 million aggregate principal amount of 9.75% senior notes due July 5, 2022 (“2022 Senior Notes”) and $25.0 million aggregate principal amount of 9.75% senior notes due February 15, 2018 (“2018 Senior Notes”) are reported on the consolidated balance sheet at their carrying value net of discount and deferred financing costs (see Note 6 – Debt). The fair value of our Bridge Loans is estimated as face value as no market has developed and the holders of the Bridge Loans were the largest holders of the 2018 Senior Notes prior to the April 3, 2017 conversion. The fair value of the 2022 Senior Notes and 2018 Senior Notes are estimated to equal the face value based on the April 3, 2017 conversion and May 15, 2017 redemption of $1.0 million of the 2018 Senior Notes at par. These fair values represent Level 2 fair value measurements (see Note 6 – Debt).

Bank Credit Facility. The Bank Credit Facility is reported on the consolidated balance sheet at its carrying value net of deferred financing costs (see Note 6 – Debt). The fair value of the Bank Credit Facility is estimated based on the outstanding borrowings under our Bank Credit Facility since it is secured by the company’s reserves and the interest rates are variable and reflective of market rates.

Oil and natural gas derivatives. We attempt to mitigate a portion of our commodity price risk and stabilize cash flows associated with sales of oil and natural gas production through the use of oil and natural gas swaps and costless collars. Costless collars consist of a purchased put option and a sold call option with no net premiums paid to or received from the counterparties. These two-way collars provide risk protection if oil prices fall below certain levels, but may limit incremental income from favorable price movements above certain limits. The Company has elected not to designate any of its derivative contracts for hedge accounting. Accordingly, commodity derivatives are recorded on the consolidated balance sheet at fair value with settlements of such contracts and changes in the unrealized fair value recorded as price risk management activities income (expense) in the consolidated statements of operations in each period.

The following table presents the impact that derivatives not qualifying as hedging instruments had on our consolidated statements of operations (in thousands):

	Year Ended December 31,
	2017	2016	2015
Price risk management activities income (expense)(1)	$(27,563)	$(57,398)	$182,196

(1)	The Company received net cash settlements of $23.8 million, $172.2 million and $181.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The following table reflects the contracted volumes and weighted average prices we will receive under our derivative contracts as of December 31, 2017:

Production Period	Instrument Type	Average Daily Volumes	Weighted Average Swap Price
Crude Oil – WTI:		(Bbls)	(per Bbl)
January 2018 – December 2018	Swap	24,804	$53.79
January 2019 – December 2019	Swap	15,866	$53.17
Natural Gas – Henry Hub NYMEX:		(MMBtu)	(per MMBtu)
January 2018 – December 2018	Swap	26,346	$3.00
January 2019 – December 2019	Swap	10,146	$2.99

Subsequent event. The following table reflects the contracted volumes and weighted average prices we will receive under our derivative contracts entered into subsequent to December 31, 2017, which are not reflected in the table above:

Production Period	Instrument Type	Average Daily Volumes	Weighted Average Swap Price
Crude Oil – WTI:		(Bbls)	(per Bbl)
January 2019 – June 2019	Swap	1,008	$56.25

The following tables provide additional information related to financial instruments measured at fair value on a recurring basis (in thousands):

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Oil and natural gas swaps	$—	$1,908	$—	$1,908
Liabilities:
Oil and natural gas swaps	—	(68,738)	—	(68,738)

Total net liability	$—	$(66,830)	$—	$(66,830)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Oil and natural gas swaps and costless collars	$—	$20,469	$—	$20,469
Liabilities:
Oil and natural gas swaps and costless collars	—	(35,902)	—	(35,902)

Total net liability	$—	$(15,433)	$—	$(15,433)

Financial Statement Presentation. Derivatives are classified as either current or non-current assets or liabilities based on their anticipated settlement dates. Although we have master netting arrangements with our counterparties, we present our derivative financial instruments on a gross basis in our consolidated balance sheets. On derivative contracts recorded as assets in the table below, we are exposed to the risk the counterparties may not perform. The following table presents the fair value of derivative financial instruments at December 31, 2017 and 2016 (in thousands):

	December 31, 2017	December 31, 2016
Assets from price risk management activities – current:
Oil and natural gas derivatives	$1,563	$20,176
Assets from price risk management activities – non-current:
Oil and natural gas derivatives	$345	$293
Liabilities from price risk management activities – current:
Oil and natural gas derivatives	$49,957	$27,147
Liabilities from price risk management activities – non-current:
Oil and natural gas derivatives	$18,781	$8,755

Credit Risk. We are subject to the risk of loss on our financial instruments as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. We enter into International Swaps and Derivative Association agreements with counterparties to mitigate this risk, when possible. We also maintain credit policies with regard to our counterparties to minimize our overall credit risk. These policies require (i) the evaluation of potential counterparties’ financial condition to determine their credit worthiness; (ii) the regular monitoring of our counterparties’ credit exposures; (iii) the use of contractual language that affords us netting or set off opportunities to mitigate exposure risk; and (iv) potentially requiring counterparties to post cash collateral, parent guarantees or letters of credit to minimize credit risk. Our assets and liabilities from commodity price risk management activities at December 31, 2017 represent derivative instruments from eight counterparties; all of which are registered swap dealers that have an “investment grade” (minimum Standard & Poor’s rating of BBB- or better) credit rating and seven of which are parties under our Bank Credit Facility. We enter into derivatives directly with these third parties and, subject to the terms of our Bank Credit Facility, are not required to post collateral or other securities for credit risk in relation to the derivative activities.

Note 6 – Debt

A summary of the detail comprising the Company’s debt and the related book values for the respective periods presented is as follows (in thousands):

Description	December 31, 2017	December 31, 2016
11.00% Bridge Loans – due April 2022
Principal	$172,023	$—
Deferred financing costs, net of amortization	(2,185)	—
9.75% Senior Notes – due July 2022
Principal	102,000	—
Deferred financing costs, net of amortization	(1,319)	—
9.75% Senior Notes – due February 2018
Principal	24,977	300,000
Original issue discount, net of amortization	—	(806)
Deferred financing costs, net of amortization	—	(4,230)
Bank Credit Facility – due February 2019	403,000	408,000
Deferred financing costs, net of amortization	(938)	(1,789)

Total debt	$697,558	$701,175
Less: Current portion of long-term debt	(24,977)	—

Long-term debt, net of discount and deferred financing costs	$672,581	$701,175

On April 3, 2017 (the “Closing Date”), the Company entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which Bain Capital Credit LP, GSO Capital Partners LP and certain affiliates of our Sponsors (the “Exchanging Noteholders”) exchanged some of the 2018 Senior Notes for Bridge Loans (as described below). Certain affiliates of the Sponsors also exchanged some of the 2018 Senior Notes for 2022 Senior Notes (as described below).

The exchange of debt instruments was accounted for as a debt modification. Under a debt modification, a new effective interest rate that equates the revised cash flows to the carrying amount of the 2018 Senior Notes is computed and applied prospectively. Costs incurred with third parties directly related to the modification are expensed as incurred. The Company incurred approximately $4.3 million of transaction fees which were expensed and reflected in general and administrative expense during the year ended December 31, 2017, respectively.

Bridge Loans. On the Closing Date, the Company exchanged $172.0 million of the 2018 Senior Notes for $172.0 million of Bridge Loans issued under a second lien bridge loan agreement, dated as of the Closing Date (the “Credit Agreement”), by and among the Company, the lenders party thereto and Wilmington Trust, National Association, as administrative agent and collateral agent. Of the $172.0 million exchanged, the Sponsors held $39.8 million. The Bridge Loans mature on the fifth anniversary of the Closing Date.

The obligations under the Credit Agreement are second-priority secured obligations behind the Bank Credit Facility. The obligations are secured by substantially all of the Company’s assets. The Company will pay interest on amounts outstanding under the Credit Agreement at 11.0% per annum, semiannually on April 15 and October 15 of each year, which commenced October 15, 2017.

The Company may redeem up to 35% of the aggregate principal amount of the Bridge Loans at a price equal to 111% of the aggregate principal amount plus accrued and unpaid interest, if any, at any time prior to April 3, 2018. The Company may redeem the Bridge Loans, in whole or in part, on or after April 3, 2018 at the redemption prices set forth in the Credit Agreement.

The Credit Agreement contains covenants that limit the Company’s ability (and their restricted subsidiaries’ ability) to, among other things: (i) incur additional indebtedness or issue certain preferred shares; (ii) pay dividends and make certain other restricted payments; (iii) create restrictions on the payment of dividends or other distributions to the Company from its restricted subsidiaries; (iv) create liens on certain assets to secure debt; (v) make certain investments; (vi) engage in transactions with affiliates; (vii) engage in sales of assets and subsidiary stock; and (viii) transfer all or substantially all of its assets or enter into merger or consolidation transactions. The Credit Agreement does not contain a financial maintenance covenant. The Credit Agreement also provides for certain customary events of default, which, if any of such defaults occurs, would permit or require the principal, premium (if any), interest or other monetary obligations on all of the then outstanding Bridge Loans to become due and payable. The Bridge Loans contain customary quarterly and annual reporting, financial and administrative covenants.

2022 Senior Notes. On the Closing Date, the Company exchanged $102.0 million of the 2018 Senior Notes for $102.0 million of 2022 Senior Notes issued under a new indenture, dated as of the Closing Date (the “Indenture”), between the Company, as issuer, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee. The 2022 Senior Notes mature on July 5, 2022. The Company will pay interest on the 2022 Senior Notes at 9.75% per annum, semiannually on February 15 and August 15 of each year, which commenced August 15, 2017.

The Company may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes at a price equal to 109.75% of the aggregate principal amount plus accrued and unpaid interest, if any, at any time prior to April 3, 2018. The Company may redeem the 2022 Senior Notes, in whole or in part, on or after April 3, 2018 at the redemption prices set forth in the Indenture. The remainder of the terms of the 2022 Senior Notes are substantially similar to the terms of the 2018 Senior Notes.

2018 Senior Notes. The 2018 Senior Notes were issued pursuant to an indenture dated February 6, 2013 among the Company and one of our wholly-owned subsidiaries, as issuers, the subsidiary guarantors party thereto and the trustee. The 2018 Senior Notes pay interest on February 15 and August 15 of each year. The 2018 Senior Notes are fully and unconditionally guaranteed by certain of our wholly-owned subsidiaries. The indenture governing the 2018 Senior Notes applies certain limitations on our ability and the ability of our subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) pay dividends or distributions on, or redeem or repurchase capital investment and make other restricted payments; (iii) make investments; (iv) consummate certain asset sales; (v) engage in transactions with affiliates; (vi) grant or assume liens; and (vii) consolidate, merge or transfer all or substantially all of our assets. The 2018 Senior Notes contain customary quarterly and annual reporting, financial and administrative covenants. In addition to the exchange of some of the 2018 Senior Notes for Bridge Loans and 2022 Senior Notes, the Company redeemed $1.0 million of the 2018 Senior Notes on May 15, 2017.

Subsequent event. On February 15, 2018, the Company redeemed the remaining $25.0 million aggregate principal amount of the 2018 Senior Notes at par.

Bank Credit Facility. The Company maintains a Bank Credit Facility with a syndicate of financial institutions, which has been amended periodically. The Bank Credit Facility provides a revolving credit facility with a borrowing capacity up to the lesser of (i) the borrowing base (as defined in the Bank Credit Facility) and (ii) aggregate lender commitments. The Bank Credit Facility matures on February 6, 2019.

The Bank Credit Facility bears interest based on the borrowing base usage, at the applicable London InterBank Offered Rate, plus applicable margins ranging from 1.75% to 2.75% or an alternate base rate, based on the federal funds effective rate plus applicable margins ranging from 0.75% to 1.75%. In addition, the Company is obligated to pay a commitment fee rate based on the borrowing base usage of 0.375% to 0.50%. The Bank Credit Facility has certain debt covenants, the most restrictive of which is that the Company must maintain a consolidated debt to adjusted EBITDA figure of no greater than 3.50 to 1.00. The Bank Credit Facility is secured by substantially all of the oil and natural gas assets of the Company. The Bank Credit Facility is fully and unconditionally guaranteed by certain of our wholly-owned subsidiaries.

The Bank Credit Facility provides for determination of the borrowing base based on the Company’s proved producing reserves and a portion of its proved undeveloped reserves. The borrowing base is redetermined by the lenders at least semi-annually in the spring and fall, with the last redetermination on May 16, 2017.

On January 10, 2017, we paid down $15.0 million under our Bank Credit Facility, and on April 3, 2017, we borrowed $10.0 million from our Bank Credit Facility.

In May 2017, the lenders under our Bank Credit Facility reaffirmed the borrowing base at $475.0 million during their regular semi-annual redetermination. In conjunction with the reaffirmation of the borrowing base, the Company executed the Eighth Amendment to the Bank Credit Facility effective May 16, 2017. The Eighth Amendment includes (i) an increase to the consolidated total debt to EBITDAX (as defined in the Bank Credit Facility) ratio covenant from 3.50 to 1.0 to 3.75 to 1.0 each quarter from September 30, 2017 to March 31, 2018 and (ii) a requirement to execute control agreements for all deposit accounts, securities accounts and commodities accounts in the name of the borrowers and guarantors. On October 31, 2017, the Company executed the Ninth Amendment to the Bank Credit Facility deferring the borrowing base redetermination to January 2018 to fully assess the reserve impact of our recent Tornado II discovery.

As of December 31, 2017, the Company’s borrowing base was set at $475.0 million, of which no more than $200 million can be used as letters of credit. As of December 31, 2017, the Bank Credit Facility had approximately $67.1 million of undrawn commitments (taking into account $4.9 million letters of credit and $403.0 million drawn under the Bank Credit Facility). We were in compliance with all debt covenants at December 31, 2017.

Subsequent event. On January 24, 2018, at our election we executed the Tenth Amendment to the Bank Credit Facility deferring the next borrowing base redetermination to May 31, 2018 in response to our recently announced combination with Stone.

Note 7 – Employee Incentive Programs

Employee Share Ownership Program

The LLC Agreement established Series A, Series B and Series C Units. Series B Units are generally intended to be used as incentives for Company employees. The Company is initially authorized to issue 1 million Series B Units and may issue more under the LLC Agreement.

With the exception of distributions to cover the assumed tax liability of the Series B Unit holders, Series B Units do not participate in cash distributions prior to vesting and until Series A Units have received cumulative cash distributions equal to (i) the original cash contributed to the Company for such Series A Units and (ii) 8% returns, compounded annually (the “Aggregate Series A Payout”), and Series C Units have received $25 million in cash distributions.

After issuance, 80% of the Series B Units vest on a monthly basis over a four year period, subject to continued employment. The remaining 20% of the Series B Units fully vest (a) upon the occurrence of a Liquidation Event or an Approved Sale, as defined in the LLC Agreement, that results in an Aggregate Series A Payout or (b) in the case of a public offering upon the occurrence of an Aggregate Series A Payout.

We had 992,850 Series B Units outstanding at December 31, 2017, 980,250 Series B Units outstanding at December 31, 2016 and 906,000 Series B Units outstanding at December 31, 2015. A summary of the Series B Unit activity for the years ended December 31, 2017, 2016 and 2015 is presented below.

	Number of Series B Units	Weighted Average Estimated Fair Value per Unit
Non-vested at December 31, 2014	642,355	$21.04
Vested	(175,196)	20.43
Forfeited or cancelled	(92,500)	22.08

Non-vested at December 31, 2015	374,659	$21.07
Granted	147,000	4.11
Vested	(122,455)	17.95
Forfeited or cancelled	(72,750)	21.22

Non-vested at December 31, 2016	326,454	$14.57
Granted	35,100	20.99
Vested	(104,614)	17.16
Forfeited or cancelled	(22,500)	15.10

Non-vested at December 31, 2017	234,440	$14.32

For accounting and financial reporting purposes, the Series B Units are deemed to be equity awards, and the compensation expense related to these awards is recorded on a straight-line basis over the vesting period in the Company’s consolidated financial statements and is reflected as a corresponding credit to members’ equity. In the years ended December 31, 2017, 2016 and 2015, we recognized approximately $0.9 million, $1.1 million and $1.7 million, respectively, in compensation expense included in general and administrative expense and capitalized approximately $0.9 million, $1.2 million and $1.9 million, respectively, into our oil and natural gas properties. The Series B Units issued were valued using the option pricing method for valuing securities. In this method, the rights and claims of each security are modeled as a portfolio of Black-Scholes-Merton call options written on the total equity of the Company. The fair value of each grant was estimated at the date of grant using the following weighted-average assumptions:

	2017 Grants	2016 Grants
Assumed value of equity (in thousands)	$789,426	$196,280
Risk-free rate of interest	1.16%	1.11%
Expected time to a liquidity event (in years)	1	3
Expected volatility of equity	40%	70%
Discount for lack of marketability	25%	34%

The total value of the equity is calculated in an iterative process that results in the Series A Units being valued at par. The risk-free rate of interest is based on the U.S. Treasury yield curve on the grant date. The expected time to a liquidity event is based on a weighted average calculation of management’s estimate considering market conditions and expectations. The expected volatility of equity is based on the volatility of the assets of similar publicly traded companies using a Black-Scholes-Merton model. The discount for lack of marketability is based on the restrictions on the Series B Units and the volatility of the Series B Units using a Black-Scholes-Merton model.

Our unrecognized compensation expense at December 31, 2017 is approximately $3.4 million. Of this amount, approximately $1.1 million of the unrecognized compensation expense will continue to be recognized on a straight-line basis over the remainder of the four year requisite service period. The remaining $2.2 million related to 135,712 Series B Units will be recognized (a) upon the occurrence of a Liquidation Event or an Approved Sale, as defined in the LLC Agreement, that results in an Aggregate Series A Payout or (b) in the case of a public offering upon the occurrence of an Aggregate Series A Payout. The weighted-average period over which the unrecognized compensation expense will be recognized is 24 months. At December 31, 2017, the Company has 7,150 Series B units authorized but not yet issued.

Note 8 – Income Taxes

The Company is a limited liability company and not subject to federal income tax or state income tax (in most states). As such, the Company is not a taxpaying entity for federal income tax purposes and accordingly, does not recognize any expense for such taxes. The federal income tax liability resulting from the Company’s activities is the responsibility of the Company’s Sponsors and other Unit holders. The Company is subject to state income taxes in certain jurisdictions and under applicable state laws taxes are estimated to be immaterial

We operate in the shallow waters off the coast of Mexico under a different legal form. As a result, we are subject to foreign tax authorities. Although the Company is subject to foreign income taxes, the Company incurred only foreign expenses in Mexico during the years ended December 31, 2017, 2016 and 2015. The Company is subject to foreign income taxes and under the foreign tax law and treaties among these governments taxes are estimated to be immaterial.

Deferred income tax assets and liabilities are recorded for the expected future tax consequences of events that are recognized in our financial statements or tax returns. At December 31, 2017, the Company recorded a deferred tax asset mostly related to the foreign tax loss carry forward. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company believes it is more likely than not that the overall deferred tax asset will not be realized. At December 31, 2017 and December 31, 2016, the Company has a valuation allowance of $4.0 million and $2.3 million, respectively, which is the amount of deferred tax asset.

Foreign tax loss carryforwards at December 31, 2017 was $13.4 million. The foreign tax loss carryforwards will start to expire in 2025.

On December 22, 2017, the President signed into Public Law No. 115-97 (“Tax Act”), “an Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018.” Tax Act makes broad and complex changes to the U.S. tax code. Since Talos is a limited liability company and treated as a pass-through entity for federal tax purposes and in most states, the Company did not recognize any income tax impact from the new Tax Act.

Note 9 – Related Party Transactions

Transaction Fee Agreement. As part of the agreements with Apollo and Riverstone, the Company pays a transaction fee equal to 2% of capital contributions made by each of our Sponsors. For the years ended December 31, 2017, 2016 and 2015 we incurred fees totaling nil, $1.9 million and $1.5 million, respectively, related to the capital contributions received from our Sponsors.

Service Fee Agreement. The Company entered into service fee agreements with each of our Sponsors for the provision of certain management consulting and advisory services. Under each agreement, the Company pays a fee equal to the higher of (i) a certain percentage of earnings before interest, income taxes, depletion, depreciation and amortization and (ii) a fixed fee payable quarterly, provided, however, such fees shall not exceed in each case $0.5 million, in aggregate, for any calendar year. For the years ended December 31, 2017, 2016 and 2015, we incurred approximately $0.5 million, $0.5 million and $0.5 million, respectively, for these services. These fees are recognized in general and administrative expense on the consolidated statement of operations.

Contributions and Distributions. During the year ended December 31, 2017, the Company did not receive any capital contributions from our Sponsors or make any distributions to our Sponsors. During the year ended

December 31, 2016, the Company received a $93.8 million ($91.9 million net of $1.9 million of transaction fees) capital contribution from our Sponsors primarily to fund the Sojitz Acquisition (see Note 3 – Acquisitions). During the year ended December 31, 2015, the Company received a $75.0 million ($73.5 million net of $1.5 million of transaction fees) capital contribution from our Sponsors primarily to fund the DGE Acquisition and to partially fund the $55.0 million extinguishment of the GCER Bank Credit Facility assumed in the GCER Acquisition (see Note 3 – Acquisitions).

Note 10 – Commitments and Contingencies

Capital Lease

On August 2, 2016, ERT executed a seven-year lease agreement (the “Agreement”), effective June 1, 2016, with Helix for use of the HP-I to process hydrocarbons produced from the Phoenix Field. Under the terms of the Agreement, the Company will pay Helix an annual fixed demand charge of $49.0 million during the first two years and $45.0 million thereafter. If certain uptime rates are achieved, the Company will pay Helix a quarterly incentive payment of $0.5 million during the first two years of the agreement and $0.8 million thereafter.

The Agreement replaces the previous lease agreement for the HP-I, which provided that ERT would pay Helix (i) a fixed annual demand fee of $33.0 million and (ii) a 10% throughput charge on the net consideration payable to ERT under a sales contract for the sale of hydrocarbons processed through the HP-I.

The Agreement with Helix is accounted for as a capital lease. The Company initially recorded both a capital lease asset and obligation of $124.3 million on our consolidated balance sheet. As of December 31, 2017, the balance of the capital lease obligation on the consolidated balance sheet is $106.6 million, of which $12.9 million is included in other current liabilities and $93.7 million is included in other long-term liabilities. As a result of the Agreement being accounted for as a capital lease, the lease payments are reflected as (i) a reduction of the capital lease obligation, (ii) interest expense and (iii) direct lease operating expense.

As of December 31, 2017, minimum lease commitments for our capital lease for the years ended December 31 are as follows (in thousands):

2018	$46,667
2019	45,000
2020	45,000
2021	45,000
2022	45,000
Thereafter	18,750

Total minimum lease payments	245,417
Less amount represented lease operating expenses	(63,607)
Less amount represented interest	(75,189)

Present value of minimum lease payments	106,621
Less current maturities of capital lease obligations	(12,952)

Long-term capital lease obligations	$93,669

Legal Proceedings and Other Contingencies

In August 2015, we became aware of a potential unauthorized discharge on our Vermilion 195 platform in connection with an operation to bleed off production casing pressure. We immediately initiated an internal investigation of the alleged matter and concluded that an unauthorized discharge had occurred. We terminated the individuals that were determined to be responsible for the discharge. We also self-reported the matter to the U.S. Environmental Protection Agency (“EPA”) on September 17, 2015.

On November 30, 2015, ERT was charged with two violations of Outer Continental Shelf Lands Act (“OCSLA”) in connection with hot work and blowout preventer testing activities, and with two violations of the Clean Water Act (“CWA”) for the self-reported activities surrounding overboard discharge sampling and unpermitted discharges, as described above.

On January 6, 2016, ERT plead guilty to two violations of the Clean Water for self-reported activities surrounding overboard discharge sampling and unpermitted discharges and two violations of OSCLA. On April 6, 2016, the United States District Court for the Eastern District of Louisiana accepted ERT’s plea and sentenced ERT, consistent with the plea agreement, to pay a penalty of $4.2 million which ERT has paid. The Court placed ERT on probation for three years. The conditions of probation include compliance with an agreed Safety and Environmental Compliance Program. As a result of ERT’s conviction for violations of the CWA, ERT was debarred and cannot enter into contracts with or receive benefits from the federal government, until the EPA reinstates ERT by certifying that ERT has corrected the conditions giving rise to the Clean Water convictions. EPA also imposed discretionary suspension and proposed debarment on Talos Production LLC, Talos Energy Offshore LLC and Talos Energy LLC as affiliates of ERT. On November 23, 2016, EPA terminated and administratively closed the suspension as to each of the three entities previously suspended. On August 29, 2017, EPA certified that the conditions giving rise to ERT’s conviction were corrected, and its debarment was lifted.

Performance Obligations

Regulations with respect to offshore operations govern, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells, removal of facilities and to guarantee the execution of the minimum work program under the Mexico production sharing contracts. As of December 31, 2017 and 2016, we had secured performance bonds totaling approximately $287.8 million and $338.2 million, respectively. As of December 31, 2017 and 2016, we had $4.9 million and $4.0 million, respectively, in letters of credit issued under our Bank Credit Facility.

In July 2016, the BOEM announced updated financial assurance and risk management requirements for offshore leases. The Notice to Lessees (“NTL”) details procedures to determine a lessee’s ability to carry out its lease obligations – primarily the decommissioning of Outer Continental Shelf (“OCS”) facilities – and whether to require lessees to furnish additional financial assurance to meet BOEM’s estimate of the lessees decommissioning obligations. The NTL supersedes the agency’s prior practice of allowing operators of a certain net worth to waive the need for supplemental bonds and provides updated criteria for determining a lessee’s ability to self-insure its OCS liabilities based upon the lessee’s financial capacity and financial strength. The NTL also allows lessees to meet their additional financial security requirements through the submission of a tailored plan, whereby an operator and BOEM agree to set a timeframe for the posting of additional financial assurances. In the first quarter of 2017, BOEM announced that it will extend the implementation timeline for the new NTL by an additional six months. Sole-liability leaseholders will have 60 days from the date of receipt of an order requiring additional financial security to comply. For all other holdings, leaseholders will have 120 days from the date they receive an order to provide additional security, if required. Alternatively, lessees can provide a tailored financial plan to BOEM, which will permit the use of forms of financial security other than surety bonds and pledges of treasury securities and allow companies to phase in funding of the additional security. We received notice from BOEM on December 29, 2016 ordering the Company to secure financial assurances in the form of additional security in the amount of $0.5 million. Subsequent to the December 29, 2016 order, BOEM has rescinded that order and all others dated December 29, 2016 until further notice. We remain in active discussion with our government regulators and industry peers with regard to any future rule making and financial assurance requirements. Notwithstanding BOEM’s July 2016 NTL, BOEM may also bolster its financial assurance requirements mandated by rule for all companies operating in federal waters. The future cost of compliance with our existing supplemental bonding requirements, the July 2016 NTL, as well as any other future BOEM directives or any other changes to BOEM’s rules applicable to us or our subsidiaries’ properties, could materially and adversely affect our financial condition, cash flows, and results of operations.

Subsequent event. On January 23, 2018, the Company canceled $22.3 million in performance bonds in response to receiving confirmation from the CNH that the Consortium had fulfilled its obligation under the minimum work program in Block 7.

Other Commitments

On February 19, 2013, we signed a three-year agreement to use Helix’s Q4000 vessel (the “Q4000”) or equivalent substitute, a dynamic positioning semi-submersible vessel specifically designed for well intervention and construction. The contract was effective beginning on January 1, 2015 and was amended January 9, 2017. The Q4000 is expected to be utilized for certain deep water well intervention and decommissioning activities for properties operated by the Company. Under the amended terms of the agreement, the Company will pay Helix a base vessel day work rate based on the number of days contracted at a minimum of 20 days per contract year through 2019. As of December 31, 2017 the total estimated minimum payments in 2018 and 2019 are approximately $6.5 million and $6.7 million, respectively.

We had no drilling rig commitments with a term that exceed one year as of December 31, 2017. Future minimum payments for drilling rig commitments as of December 31, 2017 were $3.9 million.

Subsequent event. On February 8, 2018, the Company amended a previous agreement to use the Ensco 75, a jackup drilling rig, to execute a portion of the Company’s 2018 drilling program. Under the terms of the amendment, the Company will pay Ensco a base vessel day work rate based on the number of days contracted for 60 additional days during 2018. The estimated payments in 2018 are approximately $7.8 million, which includes the $3.9 million related to the agreement prior to the amendment.

Office Lease Obligations

On December 13, 2017, we entered into an eleven year operating lease beginning August 2018 for office space at Three Allen Center in Houston, Texas. In addition to the office lease executed in 2017, we have office leases in Houston, Texas; Dallas, Texas; Dulac, Louisiana and Mexico. Total future minimum lease payments in 2018, 2019, 2020, 2021 and thereafter are $4.1 million, $4.3 million, $3.8 million, $3.8 million and $30.5 million, respectively.

Note 11 —Selected Quarterly Financial Data (Unaudited)

Unaudited quarterly financial data are as follows (in thousands):

	March 31	June 30	September 30	December 31
Quarter Ended 2017
Revenues	$101,824	$95,426	$99,962	$115,616
Operating income	$7,287	$6,314	$13,329	$18,370
Price risk management activities income (expense)	$45,893	$38,995	$(28,086)	$(84,365)
Net income (loss)	$34,462	$24,607	$(36,177)	$(85,760)
Quarter Ended 2016
Revenues	$50,656	$67,405	$63,775	$76,918
Operating loss	$(40,011)	$(20,697)	$(12,868)	$(7,103)
Price risk management activities income (expense)	$12,924	$(48,930)	$11,350	$(32,742)
Net loss	$(40,799)	$(84,715)	$(22,219)	$(60,354)

Note 12 – Supplemental Oil and Gas Disclosures (Unaudited)

Capitalized Costs

Aggregate amounts of capitalized costs relating to our oil, natural gas and NGL activities and the aggregate amount of related accumulated depletion, depreciation and amortization as of the dates indicated are presented below (in thousands):

	December 31,
	2017	2016
Proved properties	$2,440,811	$2,235,835
Unproved oil and gas properties, not subject to amortization	72,002	72,360

Total oil and gas properties	2,512,813	2,308,195
Less: Accumulated depletion and amortization	(1,423,829)	(1,268,276)

Net capitalized costs	$1,088,984	$1,039,919

Depletion and amortization rate per Boe	$14.85	$13.82

Included in the depletable basis of our proved oil and gas properties is the estimate of our proportionate share of asset retirement costs relating to these properties which are also reflected as asset retirement obligations in the accompanying consolidated balance sheets. At December 31, 2017 and 2016 our oil and gas asset retirement obligations totaled $214.7 million and $220.0 million, respectively.

Costs Incurred for Property Acquisition, Exploration and Development Activities

The following table reflects the costs incurred in oil, natural gas and NGL property acquisition, exploration and development activities during the years indicated (in thousands). Costs incurred also include new asset retirement obligations established in the current year, as well as increases or decreases to the asset retirement obligations resulting from changes to cost estimates during the year.

	Year Ended December 31,
	2017	2016	2015
Property acquisition costs:
Proved properties	$1,108	$77,906	$68,463
Unproved properties, not subject to amortization	5,778	15,919	39,265

Total property acquisition costs	6,886	93,825	107,728
Exploration costs	82,887	27,807	25,908
Development costs	114,846	195,869	228,257

Total costs incurred	$204,619	$317,501	$361,893

Estimated Quantities of Proved Oil, Natural Gas and NGL Reserves

We have employed full-time experienced reserve engineers and geologists who are responsible for determining proved reserves in compliance with SEC guidelines. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The reserve data in the following tables only represent estimates and should not be construed as being exact. Our engineering reserve estimates were prepared based upon interpretation of production performance data and sub-surface information obtained from the drilling of existing wells. Our Director of Reserves, internal reservoir engineers and geologists analyzed and prepared reserve estimates on all of our oil and natural gas fields. All of the Company’s proved oil, natural gas and NGL reserves are located offshore in the Gulf of Mexico and lower Gulf Coast regulated by the United States, the State of Louisiana, or the State of Texas.

At December 31, 2017 and 2016, 100% of proved oil, natural gas and NGL reserves attributable to all of the Company’s oil and natural gas properties were estimated and complied for reporting purposes by our reservoir engineers and audited by Netherland, Sewell & Associates, Inc. (“NSAI”), independent petroleum engineers and geologists. At December 31, 2015, 100% of proved oil, natural gas and NGL reserves attributable to our net interests in legacy oil and natural gas properties were estimated and compiled for reporting purposes by our reservoir engineers and audited by Ryder Scott, independent petroleum engineers and geologists and 100% of proved oil, natural gas and NGL reserves attributable to the assets acquired in the GCER Acquisition were estimated and compiled for reporting purposes by our reservoir engineers and audited by NSAI.

The following table presents our estimated proved reserves at our net ownership interest:

	Oil (MBbls)	Gas (MMcf)	NGL (MBbls)	Oil Equivalent (MBoe)
Total proved reserves at December 31, 2014	46,120	136,232	4,096	72,921

Revision of previous estimates	(3,435)	(22,580)	207	(6,991)
Production	(5,161)	(21,458)	(588)	(9,325)
Purchases of reserves	4,029	30,527	385	9,502
Extensions and discoveries	4,801	6,503	481	6,366

Total proved reserves at December 31, 2015	46,354	129,224	4,581	72,473
Revision of previous estimates	(1,712)	10,024	(352)	(394)
Production	(5,126)	(19,001)	(603)	(8,896)
Purchases of reserves	11,128	11,208	950	13,946
Extensions and discoveries	21,722	19,149	1,660	26,573

Total proved reserves at December 31, 2016	72,366	150,604	6,236	103,702
Revision of previous estimates	(2,673)	(15,860)	250	(5,067)
Production	(7,048)	(16,308)	(706)	(10,472)
Extensions and discoveries	10,159	9,220	767	12,462

Total proved reserves at December 31, 2017	72,804	127,656	6,547	100,625

Total proved developed reserves as of:
December 31, 2015	33,016	90,432	3,383	51,471
December 31, 2016	45,753	96,122	4,032	65,805
December 31, 2017	37,460	77,577	3,315	53,704
Total proved undeveloped reserves as of:
December 31, 2015	13,338	38,792	1,198	21,002
December 31, 2016	26,613	54,482	2,204	37,897
December 31, 2017	35,344	50,079	3,232	46,921

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

During 2017, the Company added 12.5 MMBoe of estimated proved reserves from extensions and discoveries primarily from drilling our Tornado II exploration prospect. These were offset by a decrease of 10.5 MMBoe of production and 5.1 MMBoe of negative performance revisions.

During 2016, the Company added 13.9 MMBoe of estimated proved reserves through the purchase of reserves from the asset transaction of the Sojitz Acquisition. The Company also added 26.6 MMBoe of estimated proved reserves from extensions and discoveries from successful drilling of the Tornado exploration well in the Phoenix Field.

During 2015, the Company added 9.5 MMBoe of estimated proved reserves through purchases of reserves consisting of 5.1 MMBoe and 4.4 MMBoe in estimated proved reserves acquired in the GCER Acquisition and DGE Acquisition, respectively. Downward revisions of previous estimates of 7.0 MMBoe were primarily due to the significant decline in commodity prices resulting in uneconomic reserves.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves

The following table reflects the standardized measure of discounted future net cash flows relating to our interest in proved oil, natural gas and NGL reserves (in thousands):

	December 31,
	2017	2016	2015
Future cash inflows	$4,308,863	$3,390,612	$2,786,828
Future costs:
Production	(815,509)	(775,354)	(1,363,585)
Development and abandonment	(823,164)	(664,254)	(646,161)

Future net cash flows before income taxes	2,670,190	1,951,004	777,082
Future income tax expense	—	—	—

Future net cash flows before income taxes	2,670,190	1,951,004	777,082
Discount at 10% annual rate	(862,521)	(614,969)	(174,101)

Standardized measure of discounted future net cash flows	$1,807,669	$1,336,035	$602,981

Future cash inflows are computed by applying SEC Pricing to year-end quantities of proved reserves. The discounted future cash flow estimates do not include the effects of our derivative instruments. See the following table for base prices used in determining the standardized measure:

	Year Ended December 31,
	2017	2016	2015
Oil price per Bbl	$51.36	$40.02	$50.72
Natural gas prices per Mcf	$3.20	$2.66	$2.75
NGL price per Bbl	$24.64	$14.96	$17.60

Future net cash flows are discounted at the prescribed rate of 10%. We caution that actual future net cash flows may vary considerably from these estimates. Although our estimates of total proved reserves, development costs and production rates were based on the best information available, the development and production of oil and gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred and production quantities may vary significantly from those used. Therefore, such estimated future net cash flow computations should not be considered to represent our estimate of the expected revenues or the current value of existing proved reserves.

Changes in Standardized Measure of Discounted Future Net Cash Flows

Principal changes in the standardized measure of discounted future net cash flows attributable to our proved oil, natural gas and NGL reserves are as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Standardized measure, beginning of year	$1,336,035	$602,981	$1,888,958
Changes during the year:
Sales, net of production costs	(288,942)	(114,625)	(117,344)
Net change in prices and production costs	555,100	80,174	(1,879,436)
Changes in future development costs	(156,282)	2,292	92,182
Development costs incurred	146,687	108,484	273,532
Accretion of discount	133,603	60,298	188,896
Net change in income taxes	—	—	—
Purchases of reserves	—	222,581	229,052
Extensions and discoveries	328,565	479,833	91,722
Sales of reserves	—	—	—
Net change due to revision in quantity estimates	(113,629)	(5,685)	(103,842)
Changes in production rates (timing) and other	(133,468)	(100,298)	(60,739)

Total	471,634	733,054	(1,285,977)

Standardized measure, end of year	$1,807,669	$1,336,035	$602,981

Note 13 —Subsequent Events

Derivative Contracts

For additional information, see Note 5 - Financial Instruments.

Bank Credit Facility

For additional information, see Note 6 – Debt.

2018 Senior Notes

For additional information, see Note 6 – Debt.

Performance Obligations

For additional information, see Note 10 – Commitments and Contingencies.

Other Commitments

For additional information, see Note 10 – Commitments and Contingencies.

Annex A

Execution Version

TRANSACTION AGREEMENT

dated as of

November 21, 2017

by and among

STONE ENERGY CORPORATION,

SAILFISH ENERGY HOLDINGS CORPORATION,

SAILFISH MERGER SUB CORPORATION,

TALOS ENERGY LLC

and

TALOS PRODUCTION LLC

i

EXHIBITS

Exhibit A	Form of Amended and Restated Certificate of Incorporation of New Sailfish
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Stockholders’ Agreement
Exhibit D	Form of Bylaws of New Sailfish
Exhibit E	Form of Amended and Restated Certificate of Incorporation of the Surviving Entity
Exhibit F	Form of Amended and Restated Bylaws of the Surviving Entity
Exhibit G	Form of Green Contributor Assignment
Exhibit H-1	Form of Franklin Voting Agreement
Exhibit H-2	Form of MacKay Voting Agreement
Exhibit I	Form of Support Agreement
Exhibit J	Form of Debt Exchange Agreement
Exhibit K	Listing of Certain Apple Entities

ANNEXES

Annex 1.01(a)	Example Calculation of Green Total Contribution Consideration
Annex 2.02	Directors, Managers, and Officers of the Surviving Entity
Annex 7.11	New Sailfish Board of Directors, and Executive Officers of New Sailfish and Old Sailfish LLC
Annex 8.03(e)	Green Related Party Transactions to be Terminated

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of November 21, 2017, is entered into by and among Stone Energy Corporation, a Delaware corporation (“Sailfish”), Sailfish Energy Holdings Corporation, a Delaware corporation and a wholly owned direct subsidiary of Sailfish (“New Sailfish”), Sailfish Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of New Sailfish (“Merger Sub”), Talos Energy LLC, a Delaware limited liability company (“Green Energy”) and Talos Production LLC, a Delaware limited liability company (“Green Production” and, together with Green Energy, the “Green Signing Parties”). Sailfish, New Sailfish, Merger Sub, Green Energy and Green Production are referred to individually as a “Party” and collectively as “Parties”.

WITNESSETH:

WHEREAS, in anticipation of the transactions contemplated below, (i) Sailfish has formed New Sailfish and (ii) New Sailfish has formed Merger Sub;

WHEREAS, the Parties desire to combine the Green Entities (as defined below) with Sailfish in a transaction involving the following steps (collectively, the “Transaction Steps”):

(i) Prior to Closing:

(A) (1) Riverstone V Talos Holdings, L.P., a Delaware limited partnership (the “Ride Aggregator”), will distribute the portion of its Class A Equity Interests in Green Energy allocable to Riverstone V Non-U.S. Talos Corp, a Delaware corporation (the “Ride Blocker”), to Riverstone Energy V Talos Partnership, L.P., a Delaware limited partnership (the “Ride Intermediate Partnership”) and (2) the Ride Intermediate Partnership will distribute (in complete liquidation of the Ride Intermediate Partnership) (x) all of the Class A Equity Interests in Green Energy received from the Ride Aggregator to the Ride Blocker and (y) its Equity Interests in the Ride Aggregator to its general partner;

(B) (1) Apollo Talos Holdings, L.P., a Delaware limited partnership (the “Apple Aggregator”), will distribute the portion of its Class A Equity Interests in Green Energy allocable to the Apple Blockers (as defined below) to the Apple Intermediate Partnerships (as defined below) and (2) the Apple Intermediate Partnerships will distribute all of the Class A Equity Interests in Green Energy received from the Apple Aggregator to the Apple Blockers;

(C) The Ride Aggregator will form a new Delaware limited liability company (the “Ride Green Feeder”);

(D) (1) The Ride Aggregator will contribute all of its remaining Equity Interests in Green Energy to the Ride Green Feeder and (2) the Class B/C Unitholders will contribute a portion (as determined under Section 2.01(e)) of their Equity Interests, including any Class A Equity Interests held by such Class B/C Unitholders, in Green Energy to the Ride Green Feeder;

(E) The Apple Aggregator will form a new Delaware limited liability company (the “Apple Green Feeder,” and together with the Ride Green Feeder, the “Green Feeders”);

(F) (1) The Apple Aggregator will contribute all of its remaining Equity Interests in Green Energy to the Apple Green Feeder and (2) the Class B/C Unitholders will contribute all of their remaining (as described in Section 2.01(h)) Equity Interests, including any Class A Equity Interests held by such Class B/C Unitholders, in Green Energy to the Apple Green Feeder;

(G) The Equity Interests in Green Production, all of which are and will be at that time indirectly held by Green Energy, will be distributed by Green Energy to the Green Feeders, the Ride Blocker, and the Apple Blockers; and

(H) The Equity Interests in Green Energy held by the Green Feeders, the Ride Blocker, and the Apple Blockers (which will at that time constitute all of the Equity Interests in Green Energy) will be contributed to Green Production ((A) – (H) collectively and as more specifically described in Section 2.01 and as such steps may be amended pursuant to the Support Agreement, the “Green Reorganization”);

(ii) On the Closing Date, Merger Sub will merge with and into Sailfish, with Sailfish as the surviving corporation in the merger and a direct wholly owned subsidiary of New Sailfish, on the terms and subject to the conditions set forth herein (the “Merger”);

(iii) As a result of the Merger, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), each issued and outstanding share of common stock, par value $0.01 per share, of Sailfish (the “Sailfish Common Stock”) will, upon the terms and subject to the conditions set forth herein, be converted into the right to receive one share of common stock, par value $0.01 per share, of New Sailfish (the “New Sailfish Common Stock”);

(iv) Immediately following the Merger, and in the following order, (A) New Sailfish will contribute all of the Equity Interests in the Surviving Entity to New Sailfish Sub (as defined herein) (the “New Sailfish Contribution”) and (B) New Sailfish Sub will cause the Surviving Entity to be converted into a Delaware limited liability company (“Old Sailfish LLC”) by the filing of a Certificate of Formation and a Certificate of Conversion with the Secretary of State of the State of Delaware in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), and New Sailfish Sub will become the sole managing member of Old Sailfish LLC (the “Conversion” and, together with the Merger, and the New Sailfish Contribution, the “New Sailfish Reorganization”);

(v) Immediately following the New Sailfish Reorganization, (A) the Green Feeders will contribute all of their Equity Interests in Green Production (which pursuant to the Green Reorganization, will then own all of the other Green Entities) to New Sailfish in exchange for New Sailfish Common Stock (the “Green Production Contribution”), (B) (i) the Apple Fund VII Blocker Holding Companies (as defined herein) will contribute all of their Equity Interests in the Apple Fund VII Blocker (as defined herein) to AIF VII (AIV), L.P. a Delaware limited partnership, (ii) the Apple ANRP Blocker Holding Company (as defined herein) will contribute all of its Equity Interests in the Apple ANRP Blocker (as defined herein) to ANRP DE Holdings, L.P., a Delaware limited partnership (clauses (B)(i) and (B)(ii) together, the “Intermediate Blocker Contributions”) and (iii) the Apple Blocker Holding Companies (as defined herein) will contribute all of their Equity Interests in the Apple Blockers (including, for the avoidance of doubt, the Equity Interests in the Apple Blockers contributed to the Apple Blocker Holding Companies pursuant to the immediately preceding clause) to New Sailfish in exchange for New Sailfish Common Stock, and (C) the Ride Blocker Holding Company (as defined herein) will contribute all of its Equity Interests in the Ride Blocker (together with the Equity Interests in Green Production contributed by the Green Feeders and the Equity Interests in the Apple Blockers contributed by the Apple Blocker Holding Companies, the “Contributed Equity Interests”) to New Sailfish in exchange for New Sailfish Common Stock (clauses (B)(iii) and (C) together, the “Green Blocker Contributions”, and together with the Green Production Contribution, all as more specifically described in Section 2.13 and as such steps may be amended pursuant to the Support Agreement, the “Green Contribution”);

(vi) Following the Green Contribution, (A) New Sailfish Sub will contribute all of the Equity Interests of Old Sailfish LLC to Green Production in exchange for Equity Interests in Green Production and (B) immediately thereafter, Green Production will contribute all of the Equity Interests of Old Sailfish LLC to Green Energy (together, the “Old Sailfish LLC Contributions”) and Green Energy will become the sole managing member of Old Sailfish LLC;

(vii) Immediately following the Old Sailfish LLC Contributions and as part of the plan, (A) the Apple Bondholders and the Ride Bondholders (each as defined below), or any Affiliate of the Apple Bondholder or the Ride Bondholders to which their respective Green Notes (as defined below) have been assigned in accordance with the Debt Exchange Agreement, will exchange their Green Notes for New Sailfish Common Stock pursuant to the terms and conditions of the Debt Exchange Agreement (as defined below) (the “Green Debt Exchange”), and (B) New Sailfish shall contribute the Green Notes to Green Production in exchange for additional Equity Interests in Green Production. Following such contribution of the Green Notes by New Sailfish to Green Production, the Green Notes shall be cancelled by operation of law;

(viii) Immediately following the Green Debt Exchange and as part of the plan, (A) each of the Bridge Loan Lenders (as defined in the Debt Exchange Agreement) will exchange their respective portions of the $172,023,000 in aggregate principal amount of bridge loans (the “Bridge Loans”) borrowed by Green Production and Talos Production Finance Inc., a Delaware corporation (“Green Production Finance”), under the Second Lien Bridge Loan Agreement (as defined below) for newly-issued second lien notes (the “New Second Lien Notes”) of Green Production and Green Production Finance and (B) Green Production will pay a work fee (the “Bridge Loan Work Fee”) in cash to each Bridge Loan Lender (as defined in the Debt Exchange Agreement) equal to the percentage set forth in the Debt Exchange Agreement of the aggregate principal amount of the Bridge Loans exchanged by such Bridge Loan Lender (as defined in the Debt Exchange Agreement) pursuant to the terms and conditions of the Debt Exchange Agreement (the “Bridge Loan Lender Exchange”);

(ix) Immediately following the Green Debt Exchange and substantially concurrently with the Bridge Loan Lender Exchange, and as part of the plan, (A) each of (i) Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts that are holders of the Sailfish Notes (as defined below) (“Franklin Bondholder”), (ii) MacKay Shields LLC, as investment manager on behalf of certain of its clients that are holders of the Sailfish Notes (as defined below), (“MacKay Bondholder”) and (iii) other eligible holders of 7.500% Senior Secured Notes due 2022 of Sailfish (“Sailfish Notes”) beneficially owning at least a majority of all Sailfish Notes (excluding any Sailfish Notes that are required to be disregarded and deemed not to be outstanding for voting purposes under the definition of “Outstanding” of the indenture dated as of February 28, 2017 governing the Sailfish Notes as in effect on the date hereof (the “Sailfish Notes Indenture”)) (such eligible other exchanging holders, “Other Exchanging Sailfish Noteholders”) will exchange Sailfish Notes pursuant to, (x) in the case of the Franklin Bondholder and MacKay Bondholder, the terms and conditions of the Debt Exchange Agreement (the “Franklin/MacKay Debt Exchange”), and (y) in the case of the Other Exchanging Sailfish Noteholders, a tender offer and consent solicitation made after the date hereof and consummated on the Closing Date (the “Tender Offer and Consent Solicitation”, together with the Franklin/MacKay Debt Exchange, the “Sailfish Debt Exchange”), (B) Green Production shall contribute the Sailfish Notes received by it in the Sailfish Debt Exchange to Old Sailfish LLC and following such contribution such Sailfish Notes shall be cancelled by operation of law, (C) a supplemental indenture (the “Sailfish Notes Supplemental Indenture”) to the Sailfish Notes Indenture executed by Sailfish and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent under the Sailfish Notes Indenture (the “Sailfish Notes Trustee”) amending the terms and provisions of the Sailfish Notes Indenture as described in the Debt Offer Documents (as defined below) shall have become operative on the Closing Date and (D) Green Production will pay a work fee (the “Sailfish Notes Work Fee”) in cash to each holder of Sailfish Notes who exchanges its Sailfish Notes for New Second Lien Notes equal to the percentage set forth in the Debt Exchange Agreement of the aggregate principal amount of the Sailfish Notes exchanged by such holders of Sailfish Notes pursuant to the terms and conditions of the Sailfish Debt Exchange;

(x) Immediately following the Green Debt Exchange and as part of the plan, (A) Green Production, Green Production Finance and certain subsidiaries thereof, as guarantors, intend to enter into a new revolving credit facility (the “New Revolving Credit Facility”), and related documentation; and

(xi) The Ride Blocker Holding Company and the Apple Blocker Holding Companies will directly or indirectly transfer their New Sailfish Common Stock to the Ride Green Feeder or the Apple Green Feeder, respectively;

WHEREAS, as a condition to and concurrently with the execution of this Agreement, shareholders of Sailfish representing a majority of the outstanding shares of Sailfish Common Stock, on a fully diluted basis, have entered into voting agreements substantially in the form of Exhibits H-1 and H-2 (each, a “Voting Agreement”) pursuant to which (subject to the terms of each such agreement) such shareholders have agreed to vote their shares in favor of the approval and adoption of this Agreement and the Transactions;

WHEREAS, as a condition to and concurrently with the execution of this Agreement, Apple and Ride have entered into a Support Agreement substantially in the form of Exhibit I (the “Support Agreement”) pursuant to which, subject to the terms and conditions of such agreement, each such party has agreed, among other things, to cause their Subsidiaries and Affiliates, as applicable, to effect the Green Reorganization and the Green Contribution;

WHEREAS, the Board of Directors of Sailfish (the “Sailfish Board”), at a meeting duly noticed and called and held by unanimous vote, (a) determined that the terms of this Agreement and the transactions contemplated hereby (including the Merger, the Green Contribution, the Green Debt Exchange, the Bridge Loan Lender Exchange and the Sailfish Debt Exchange and, in each case, the related documents) are, in each case, in the best interests of Sailfish and Sailfish’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger, the Green Contribution, the Green Debt Exchange, the Bridge Loan Lender Exchange and the Sailfish Debt Exchange and, in each case, the related documents), (c) directed that this Agreement be submitted to the stockholders of Sailfish for their consideration, and (d) recommended that the holders of Sailfish Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Green Contribution, the Green Debt Exchange, the Bridge Loan Lender Exchange and the Sailfish Debt Exchange and, in each case, the related documents;

WHEREAS, the respective boards of directors of New Sailfish and Merger Sub have approved this Agreement and the Transactions (as defined below), and have determined that this Agreement and the Transactions are advisable to, and in the best interests of, their respective companies and their respective equityholders;

WHEREAS, the board of managers of Green Energy and the sole member of Green Production have approved this Agreement and the Transactions (as defined below);

WHEREAS, the Apple Aggregator and the Ride Aggregator have approved the execution, delivery and performance by Green Energy of this Agreement and the consummation of the Transactions in accordance with the DLLCA and its Organizational Documents (as defined below);

WHEREAS, each of the Franklin Bondholder(s), the MacKay Bondholder(s), the Apple Bondholders, the Ride Bondholders and the holders of the Bridge Loans has entered into the Debt Exchange Agreement and has agreed to consummate the exchanges contemplated thereby on the Closing Date, subject to the terms and conditions set forth therein; and

WHEREAS, the sole shareholders of New Sailfish and Merger Sub have approved this Agreement and the consummation of the Transactions in accordance with the DGCL and the DLLCA, as applicable, and their respective Organizational Documents (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. (a) As used herein, the following terms have the following meanings:

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Aggregated Group” means, with respect to any Person, all entities, trades and businesses (regardless of whether incorporated) that together with such Person would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Apple” means Apollo Management VII, L.P., a Delaware limited partnership and Apollo Commodities Management, L.P., with respect to Series I, a Delaware limited partnership.

“Apple ANRP Blocker” means the entity listed in Exhibit K under the heading “Apple ANRP Blocker”.

“Apple ANRP Blocker Holding Company” means the entities listed in Exhibit K under the heading “Apple ANRP Blocker Holding Company”.

“Apple Blockers” means the entities listed in Exhibit K under the heading “Apple Blockers”.

“Apple Blocker Holding Companies” means the entities listed in Exhibit K under the heading “Apple Blocker Holding Companies”.

“Apple Bondholders” means the entities listed in Exhibit K under the heading “Apple Bondholders”.

“Apple Debt Exchange Consideration” means the shares of New Sailfish Common Stock to be issued to the Apple Bondholders (or any Affiliate of the Apple Bondholders) at the Closing pursuant to the Debt Exchange Agreement.

“Apple Entity” means Apple and any Apple Subsidiary or Affiliate (other than any Green Entity) that is party to any Combination Agreement or whose action is necessary to effect any of the Transactions.

“Apple Fund VII Blocker” means the entity listed in Exhibit K under the heading “Apple Fund VII Blocker”.

“Apple Fund VII Blocker Holding Companies” means the entities listed in Exhibit K under the heading “Apple Fund VII Blocker Holding Companies”.

“Apple Intermediate Partnerships” means the entities listed in Exhibit K under the heading “Apple Intermediate Partnerships”.

“beneficial ownership,” including the correlative terms “beneficial owner” and “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the principal offices of the SEC in Washington, D.C. or banks in the City of Houston in the United States of America are authorized or required by Law to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Class A Parent Percentage” means, with respect to either Ride or Apple, the percentage determined by dividing (a) the number of Class A Equity Interests in Green Energy held by, in the case of Ride, the Ride Aggregator and the Ride Blocker, or, in the case of Apple, the Apple Aggregator and the Apple Blockers, by (b) the total number of Class A Equity Interests in Green Energy held by the Ride Aggregator, the Ride Blocker, the Apple Aggregator and the Apple Blockers.

“Class B/C Unitholders” means the holders of Series B Units and/or Series C Units of Green Energy.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Agreements” means this Agreement and each other agreement executed and delivered, or to be executed and delivered, in connection herewith, including the Support Agreement, the Debt Exchange Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Voting Agreements.

“Competing Proposal” means any bona fide Contract, proposal, offer, or indication of interest (whether or not in writing) relating to any transaction or series of related transactions (other than transactions with any of the Green Entities) involving: (i) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined in Section 13(d) of the Exchange Act) of any business or assets of Sailfish or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) where the fair market value of the assets so acquired would represent more than 20% of the fair market value of all the assets of Sailfish and its Subsidiaries, taken as a whole, immediately prior to such transaction, or any license, exchange, transfer, disposition, lease or long-term supply agreement having a similar economic effect; (ii) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Sailfish Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Sailfish Common Stock; (iii) any merger, consolidation, share exchange, share issuance, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sailfish which is structured to permit any Person or group to acquire beneficial ownership of 20% or more of Sailfish’s and its Subsidiaries’ assets or Equity Interests, including 20% or more of the outstanding Equity Interests of any surviving entity or resulting direct or indirect parent of Sailfish; or (iv) any combination of the foregoing.

“Contract” means any written or oral contract, indenture, bond, concession, franchise, agreement, lease, license, note, evidence of indebtedness, mortgage, security agreement, understanding, instrument, or other legally binding arrangement.

“Debt Commitment Letter” means the Debt Commitment Letter, dated as of November 9, 2017, by and among JPMorgan Chase Bank, N.A. and Talos Production LLC, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Debt Exchange Agreement” means the Debt Exchange Agreement substantially in the form of Exhibit J dated as of the date hereof among Sailfish, New Sailfish, Green Production, Green Production Finance, and the lenders and noteholders listed on the signature pages and Schedules A through D thereof.

“Debt Provider” means the Debt Sources and any of their respective former, current or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing.

“Debt Source” means JPMorgan Chase Bank, N.A., and any other arranger or lender that is or may become party to the Debt Commitment Letter, any joinder agreements relating thereto and/or the definitive agreements executed in connection with the Debt Commitment Letter.

“Decommissioning Obligations” means any and all existing and future claims, costs, charges, expenses, obligations and liabilities associated with, and liability for, plugging, abandoning, decommissioning, removing, remediating or restoring all Oil and Gas Properties, whether such claims, costs, charges, expenses, obligations and liabilities are incurred under or pursuant to any contracts or under any Law or Permit, and including any residual liability for anticipated or necessary continuing insurance, maintenance and monitoring costs. Decommissioning Obligations include all of the following: (a) the plugging, replugging and abandonment of all wells, either active or inactive; (b) the removal, abandonment and disposal of all platforms, structures, facilities, foundations, wellheads, tanks, pipelines, flowlines, pumps, compressors, separators, heater treaters, valves, fittings, platforms and equipment and machinery of any nature and all materials contained therein, located on or used in connection with the Oil and Gas Properties; (c) the clearance, restoration and remediation of the lands, groundwater and water-bottoms and the cleanup and complete reclamation of the sea floor portion of the lands, leases or units associated with the Oil and Gas Properties; and (d) the removal, remediation and abatement of any contamination or pollution (including Hazardous Materials) associated with the Oil and Gas Properties.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions, or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, or other similar arrangements related to such transactions.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy, stock option, restricted stock, stock purchase plan, equity or equity-based compensation plan or arrangement, phantom equity or appreciation rights plan or arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation plan, agreement or arrangement, change in control plan or agreement, employee loan agreement, fringe benefit plan or arrangement, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options, or encumbrances of any kind.

“Environmental Laws” means all Laws concerning or relating to prevention of pollution, protection of the environment (including natural resources), remediation of contamination or restoration of environmental quality, or worker/occupational health and safety, including those laws relating to the presence, use, manufacturing, production, generation, handling, transport, treatment, recycling, storage, disposal, importing, labeling, testing, processing, discharge, Release, reporting, control, investigation, remediation, or other action or failure to act involving Hazardous Materials.

“Environmental Permit” means any Permit related to or required by Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member, or similar interest in any Person, and any option, warrant, right, equity-based awards or security (including debt securities) convertible, exchangeable, or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” means the agent for the surrender of Sailfish Common Stock in exchange for New Sailfish Common Stock, which shall be a nationally recognized bank or trust company designated by Sailfish and reasonably acceptable to Green Energy.

“FIRPTA” means the sections of the Code and the Treasury Regulations implementing the Foreign Investment in Real Property Tax Act of 1980.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any federal, state, local, international, supranational, national or other, whether foreign or domestic, governmental entity, quasi-governmental entity, court, tribunal or arbitral body, commission, board, bureau, agency or instrumentality, or any administrative, executive, governmental or regulatory or self-regulatory body, department, subdivision, branch, agency, or authority thereof.

“Green Annual Reports” means the Annual Reports for the year ended December 31, 2016 and for the year ended December 31, 2015 as set forth on Section 1.01(GAR) of the Green Disclosure Letter.

“Green Benefit Plans” means any Employee Benefit Plan (i) under which any current or former employee, director or independent contractor of any Green Entity has any present or future rights to benefits or (ii) that is sponsored, maintained, or contributed to by any Green Entity or any member of its Aggregated Group, to which any Green Entity or any member of its Aggregated Group is a party, to which any Green Entity or any member of its Aggregated Group is obligated to contribute, or with respect to which any Green Entity or any member of its Aggregated Group could have any liability (including any contingent liability).

“Green Competing Proposal” means any bona fide Contract, proposal, offer, or indication of interest (whether or not in writing) relating to any transaction or series of related transactions (other than the Transactions) that (i) would require the same consents, approvals and other authorizations of Mexican Governmental Entities with respect to any or all of the Mexican Granting Instruments as are required to consummate the Transactions and (ii) involve: (A) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined in Section 13(d) of the Exchange Act) of any business or assets of the Green Entities (including capital stock of or ownership interest in any Green Entity) where the fair market value of the assets so acquired would represent more than 50% of the fair market value of all the assets of the Green Entities, taken as a whole, immediately prior to such transaction, or any license, exchange, transfer, disposition, lease or long-term supply agreement having a similar economic effect; (B) any direct or indirect acquisition of beneficial ownership by any Person or group of 50% or more of the outstanding Equity Interests of Green Energy or Green Production; (C) any merger, consolidation, share exchange, share issuance, business combination, recapitalization, liquidation, dissolution or similar transaction involving one or more Green Entity which is structured to permit any Person or group to acquire beneficial ownership of 50% or more of the Green Entities’ assets or Equity Interests, including 50% or more of the outstanding Equity Interests of any surviving entity or resulting direct or indirect parent of the Green Entities; or (D) any combination of the foregoing.

“Green Contribution Consideration” means (i) the Green Total Contribution Consideration minus (ii)(A) the Apple Debt Exchange Consideration plus (B) the Ride Debt Exchange Consideration.

“Green Contributors” means the Green Feeders, the Apple Blocker Holding Companies, and the Ride Blocker Holding Company.

“Green Contributor Assignment” means an assignment and assumption agreement substantially in the form of Exhibit G.

“Green Entities” means as of any date, Green Energy, Green Production, and each of their respective Subsidiaries as of such date.

“Green Group Representations” means the representations and warranties (i) made by the Green Signing Parties in Article 5 or any certificate delivered by any Green Signing Party pursuant to this Agreement, (ii) made by Apple in Article 4 of the Support Agreement or any certificate delivered by an Apple Entity pursuant to that agreement, (iii) made by Ride in Article 5 of the Support Agreement or any certificate delivered by a Ride Entity pursuant to that agreement, (iv) made by the Apple Bondholders in Article IV of the Debt Exchange Agreement or any certificate delivered by the Apple Bondholders pursuant to that agreement, and (v) made by the Ride Bondholders in Article IV of the Debt Exchange Agreement or any certificate delivered by the Ride Bondholders pursuant to that agreement.

“Green Independent Petroleum Engineers” means Netherland, Sewell & Associates, Inc.

“Green Material Adverse Effect” means any occurrence, condition, change, fact, development, circumstance, event, or effect that (a) has a material adverse effect on the financial condition, business, assets or results of operations of the Green Entities, taken as a whole, or (b) prevents or materially delays or materially impairs the ability of the Green Entities (and/or any Apple Entity and/or Ride Entity) to consummate the Transactions, excluding, in the case of clause (a), any occurrence, condition, change, fact, development, circumstance, event or effect to the extent resulting from or arising out of:

(i) general economic or political conditions in the United States or any foreign jurisdiction in which the Green Entities conduct business or financial or securities market conditions, including changes in interest rates and changes in exchange rates;

(ii) changes or conditions generally affecting the offshore oil and gas exploration and production industry or markets generally (including changes in commodity prices or general market prices);

(iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events or acts of terrorism (except to the extent any such event results in any damage or destruction to or loss of the physical properties of the Green Entities, which may be taken into account when determining whether a Green Material Adverse Effect occurred);

(iv) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying occurrence, condition, change, fact, development, circumstance, event, or effect, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Green Material Adverse Effect has occurred or is reasonably expected to occur);

(v) the announcement or pendency of the Transactions;

(vi) any change in GAAP, or in the interpretation thereof, as imposed upon the Green Entities or their respective businesses, or any change in applicable Law, or in the interpretation thereof (excluding any review of any security held or provided by or on behalf of any Green Entity with respect to plugging and abandonment obligations or liabilities or other Decommissioning Obligations, including the type, amount or adequacy thereof, or the need for replacement or supplemental security);

(vii) the taking by the Green Entities of any action expressly required by terms of this Agreement;

(viii) any Proceeding arising from any alleged breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions; and

(ix) any downgrade in rating of any Indebtedness or debt securities of any Green Entity (it being understood that any underlying cause of any such downgrade, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Green Material Adverse Effect has occurred or is reasonably expected to occur);

provided, however, that any occurrence, condition, change, fact, development, circumstance, event or effect referred to in any of the foregoing clauses (i), (ii), (iii) or (vi) will be taken into account for purposes of determining whether a Green Material Adverse Effect has occurred in the event, and only to the extent, that such occurrence, condition, change, fact, development, circumstance, event or effect disproportionately affects the Green Entities, taken as a whole, compared to other Persons operating in such industry in the same regions and segments as the Green Entities.

“Green Notes” means those certain 9.75% Senior Notes due 2022 issued by Green Production and Green Production Finance.

“Green Pre-Closing Flow-Through Tax Returns” means (i) any IRS Form 1065 (and related Schedules K-1) of Green Energy or Green Production (including as a continuation of Green Energy under Section 708 of the Code) required to be filed for any taxable period ending on or before the Closing Date (for the avoidance of doubt, including its final IRS Form 1065 required to be filed with respect to its taxable year ending on the Closing Date) and any similar Tax Returns for U.S. state or local income tax purposes, and (ii) any other Tax Returns of any Green Entity for income Taxes that are imposed on a “flow-through” basis and for taxable periods ending on or prior to the Closing Date.

“Green Reserve Report” means the reserve report prepared by Green Energy management and audited by the Green Independent Petroleum Engineers relating to the interests of the Green Entities referred to therein as of December 31, 2016.

“Green Total Contribution Consideration” means a number of shares of New Sailfish Common Stock, that, immediately following the issuance of such shares, will represent 63% of the total outstanding number of shares of New Sailfish Common Stock (giving effect to the issuance of the shares of New Sailfish Common Stock pursuant to the Merger and the other Transactions and calculated on a fully diluted basis, taking into account any security, instrument or award (other than the Sailfish Warrants) that is or will be outstanding immediately following the Closing and are or may be convertible, exchangeable or settled into shares of New Sailfish Common Stock) rounded, if necessary, up to the nearest whole share of New Sailfish Common Stock. An example calculation of the Green Total Contribution Consideration is set forth on Annex 1.01(a).

“Hazardous Material” means any substance, material or waste which is regulated because of its effect or potential effect on public health or the environment, including any substance, material or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “solid waste,” “pollutant or contaminant,” “toxic waste” or “toxic substance” under any provision of any Environmental Law, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, liquefied natural gas or synthetic gas, radioactive material, asbestos or asbestos-containing material, mold, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, drip gas, gasoline, natural gas liquids, ethane, propane, iso-butane, nor-butane, scrubber liquids, and all other liquids and gaseous hydrocarbons, and all products, by-products, and other substances (including minerals and gases) produced, derived, refined, or separated therefrom or otherwise associated therewith.

“Indebtedness” of any Person means, without duplication: (i) indebtedness of such Person for borrowed money; (ii) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (iii) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (iv) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (v) indebtedness of others as described in clauses (i) through (iv) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial, and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (ii) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (iii) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (iv) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“Interstate Commerce Act” means the Interstate Commerce Act of 1887, as amended.

“Intervening Event” means any material development, event, effect, fact, change, circumstance, condition, or occurrence that (i) occurs or arises after the date of this Agreement and (ii) was not known to or reasonably foreseeable by the Sailfish Board as of the date of this Agreement. Notwithstanding the foregoing, in no event shall a Competing Proposal or a Superior Proposal be an Intervening Event.

“IRS” means the Internal Revenue Service.

“knowledge” means the actual knowledge, after reasonable inquiry of their respective direct reports, of (a) in the case of Sailfish, New Sailfish and/or Merger Sub, the individuals listed in Section 12.02(a) of the Sailfish Disclosure Letter and (b) in the case of Green Energy, the individuals listed in Section 12.02(b) of the Green Disclosure Letter.

“Law” means any federal, state, or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar legally enforceable requirement enacted, adopted, promulgated, or applied by a Governmental Entity.

“Mexican Granting Instruments” means (i) that certain Contrato para la Exploración y Extracción de Hidrocarburos Bajo la Modalidad de Producción Compartida (Contract for the Exploration and Extraction of Hydrocarbons under Production Sharing Modality), dated September 4, 2015, by and among Talos Energy Offshore Mexico 2, S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States, Premier Oil Exploration and Production Mexico S.A. de C.V., a company organized and existing under the laws of the United Mexican States and Sierra O&G Exploración y Producción S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States (on one hand), and the United Mexican States acting through the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) (on the other hand) covering Contract Area 2 located in shallow waters off the coast of the State of Veracruz and (ii) that certain Contrato para la Exploración y Extracción de Hidrocarburos Bajo la Modalidad de Producción Compartida (Contract for the Exploration and Extraction of Hydrocarbons under Production Sharing Modality), dated September 4, 2015, by and among Talos Energy Offshore Mexico 7, S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States, Premier Oil Exploration and Production Mexico S.A. de C.V., a company organized and existing under the laws of the United Mexican States and Sierra O&G Exploración y Producción S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States (on one hand), and the United Mexican States acting through the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) (on the other hand) covering Contract Area 7 located in shallow waters off the coast of the State of Tabasco.

“Natural Gas Act” means the Natural Gas Act of 1938, as amended.

“Natural Gas Policy Act” means the Natural Gas Policy Act of 1978, as amended.

“New Sailfish Amended Certificate” means that certain form of Amended and Restated Certificate of Incorporation of New Sailfish, substantially in the form attached hereto as Exhibit A.

“New Sailfish Sub” means a new Delaware corporation to be formed by New Sailfish no more than two Business Days prior to the Closing Date.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” of any Person, means all leases, subleases, licenses, or other occupancy or similar agreements under which such Person or any of its Subsidiaries leases, subleases, or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property (including, with respect to Green, the Mexican Granting Instruments).

“Oil and Gas Properties” means (i) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working interests, leasehold interests, record title and operating rights, fee mineral interests, reversionary interests, and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; (ii) all interests in and all rights with respect to Hydrocarbons and all revenues therefrom; (iii) all Oil and Gas Leases and the estates and interests created thereby and the lands covered by the Oil and Gas Leases or included in the units with which the Oil and Gas Leases may have been pooled or unitized; (iv) all surface interests, fee interests, reversionary interests, reservations and concessions; (v) all easements, rights-of-way, rights of use and easement, surface use agreements, licenses and permits and other similar interests associated with, appurtenant to, or necessary for the operation or development of any of the Oil and Gas Leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons produced from (or otherwise attributable to) any Oil and Gas Leases (or lands unitized or pooled therewith); (vi) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to the assets, properties and interests described in clauses (i) through (iii) above and the units created thereby which accrue or are attributable to the interest of the holder thereof; (vii) all interests in machinery, equipment (including wells, well equipment and well machinery, whether surface or subsurface), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries and testing and monitoring equipment, in each case, to the extent associated with, appurtenant to, necessary for, or held for use in connection with, the operation or development of any of the Oil and Gas Leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons produced from (or otherwise attributable to) any Oil and Gas Leases (or lands unitized or pooled therewith); (viii) any contracts, agreements, and instruments applicable to any of the foregoing, including operating agreements (including any resolutions of operating committees or the parties thereunder), unitization, pooling, and communitization agreements, declarations and orders, joint venture agreements, participation agreements, farmin and farmout agreements, exchange agreements, gathering and transportation agreements, processing agreements, production handling agreements, facilities use, operating, and cost sharing agreements, agreements for the sale or purchase of hydrocarbons (including division and transfer orders), drilling, service, and supply agreements; and (ix) all other interests of any kind or character associated with, appurtenant to, or necessary for the development and/or operation of any of the assets, properties and/or interests described in clauses (i) through (iii) above and/or the units created thereby which accrue or are attributable to the interest of the holder thereof.

“Organizational Documents” means (i) with respect to a corporation, the charter, articles, or certificate of incorporation, as applicable, and bylaws thereof, (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (iii) with respect to a partnership, the certificate of formation and the partnership agreement, and (iv) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.

“Permitted Encumbrances” means:

(i) to the extent not applicable to or implicated by the Transactions or otherwise waived (or deemed waived due to the expiration of the exercise period thereof) prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contract, including joint operating agreements, participation agreements (excluding rights of third Persons to acquire or earn interests by conducting or bearing a disproportionate share of operations), joint ownership agreements, stockholders agreements, Organizational Documents and other similar agreements and documents;

(ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar liens arising in the ordinary course of business for amounts not yet delinquent and liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(iii) Production Burdens payable to third parties to the extent deducted in the calculation of discounted present value in the Sailfish Reserve Report or the Green Reserve Report, as applicable;

(iv) liens arising in the ordinary course of business under operating agreements (including any Contrato de Prenda sin Transmisión de Posesión (Non-Possessory Pledge) granted under or in connection with or derived from the operating agreements governing operations with respect to the Mexican Granting Instruments), but only if such liens (a) secure obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (b) have no material adverse effect on the value, use or operation of the property encumbered thereby as currently used or operated;

(v) such Encumbrances as Green Energy (in the case of Encumbrances with respect to properties or assets of Sailfish or its Subsidiaries) or Sailfish (in the case of Encumbrances with respect to properties or assets of the Green Entities), as applicable, may have expressly waived in writing;

(vi) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of Sailfish and its Subsidiaries or the Green Entities, as applicable that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(vii) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off pursuant to the terms of this Agreement in connection with Closing);

(viii) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(ix) matters expressly listed in Section 1.01(c) of the Sailfish Disclosure Letter with respect to Sailfish and Section 1.01(c) of the Green Disclosure Letter with respect to the Green Entities;

(x) excepting circumstances in which such rights are triggered prior to the Effective Time, rights of reassignment arising upon final intent to abandon or release any Oil and Gas Lease;

(xi) calls on production under existing contracts that must be exercised (if at all) on an index-based price;

(xii) any Encumbrance the substance, effects, and consequences of which are expressly reflected in the Green Reserve Report or the Sailfish Reserve Report;

(xiii) the terms and conditions of the Mexican Granting Instruments (provided that the actual termination of a Mexican Granting Instrument by its terms shall not be a Permitted Encumbrance);

(xiv) any Production Burden that would not reduce the net revenue interest share of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease below the net revenue interest share shown in the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such Oil and Gas Lease, or increase the working interest of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease above the working interest shown on the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such Oil and Gas Lease and, in each case, that do not, individually or in the aggregate, constitute a Sailfish Material Adverse Effect or Green Material Adverse Effect, as applicable; and

(xv) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease below the net revenue interest share shown in the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such lease, or increase the working interest of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease above the working interest shown on the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such lease and, in each case, that do not, individually or in the aggregate, constitute a Sailfish Material Adverse Effect or Green Material Adverse Effect, as applicable.

“Person” means an individual, corporation, partnership, joint venture, association, trust, estate, unincorporated organization, joint stock company, limited liability company, Governmental Entity, or other business or professional entity.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative, or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production, and, with respect to the Mexican Granting Instruments, any amounts due to a Governmental Entity thereunder or under applicable Law, including royalties, percentage of operating profit, Taxes, any Government Entity’s share of Hydrocarbons, and contributions to any decommissioning security trust, abandonment trust, or similar decommissioning or abandonment security.

“Registration Rights Agreement” means the registration rights agreement, to be dated, executed and delivered as of the Closing Date, substantially in the form attached hereto as Exhibit B.

“Release” means any spilling, emitting, leaking, pumping, pouring, injecting, escaping, depositing, dumping, emptying, disposing, discharging, or leaching, migration or other release into the environment.

“Ride” means Riverstone Energy Partners V, L.P., a Delaware limited partnership.

“Ride Bondholders” means REV TE/ECI (Cayman), L.P., a Cayman Islands exempted limited partnership, and REV Direct (Cayman), L.P., a Cayman Islands exempted limited partnership.

“Ride Blocker Holding Company” means Riverstone V FT Corp Holdings, L.P., a Delaware limited partnership.

“Ride Debt Exchange Consideration” means the shares of New Sailfish Common Stock to be issued to the Ride Bondholders (or any Affiliate of the Ride Bondholders) at the Closing pursuant to the Debt Exchange Agreement.

“Ride Entity” means Ride and any Ride Subsidiary or Affiliate (other than any Green Entity) that is party to any Combination Agreement or whose action is necessary to effect any of the Transactions.

“Revolving Credit Agreements” means (i) in the case of Sailfish, the Fifth Amended and Restated Credit Agreement dated as of March 1, 2017, by and among Sailfish, Bank of America, N.A., as administrative agent and issuing bank, and the lenders and other Persons party thereto, and (ii) in the case of Green Energy, the Credit Agreement, dated as of February 6, 2013, among Green Production, the guarantors named therein, the financial institutions named therein, and Toronto Dominion (Texas) LLC, as administrative agent, as amended.

“Sailfish Benefit Plans” means any Employee Benefit Plan (i) under which any current or former employee, director or independent contractor of Sailfish has any present or future rights to benefits or (ii) that is sponsored, maintained or contributed to or by Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, to which Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, is a party, to which Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, is obligated to contribute, or with respect to which Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, could have any liability (including any contingent liability).

“Sailfish Common Stock” means common stock, par value $0.01 per share, of Sailfish.

“Sailfish Group Representations” means the representations and warranties made in (i) Article 4 of this Agreement or any certificate delivered by Sailfish or New Sailfish pursuant to this Agreement, (ii) Article 4 of the Support Agreement or any certificate delivered by Sailfish or New Sailfish pursuant to that agreement, and (iii) Article VI and VII of the Debt Exchange Agreement or any certificate delivered by Sailfish or New Sailfish pursuant to that agreement.

“Sailfish IE Termination Fee” means $43 million.

“Sailfish Independent Petroleum Engineers” means Netherland, Sewell & Associates, Inc.

“Sailfish Material Adverse Effect” means any occurrence, condition, change, fact, development, circumstance, event or effect that (a) has a material adverse effect on to the financial condition, business, assets or results of operations of Sailfish and its Subsidiaries, taken as a whole, or (b) prevents or materially delays or materially impairs the ability of Sailfish (and its Subsidiaries, if applicable) to consummate the Transactions, excluding, in the case of clause (a), any occurrence, condition, change, fact, development, circumstance, event or effect to the extent resulting from or arising out of:

(i) general economic or political conditions in the United States or any foreign jurisdiction in which Sailfish or its Subsidiaries conduct business or financial or securities market conditions, including changes in interest rates and changes in exchange rates;

(ii) changes or conditions generally affecting the offshore oil and gas exploration and production industry or markets generally (including changes in commodity prices and general market prices);

(iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events or acts of terrorism (except to the extent any such event results in any damage or destruction to or loss of Sailfish’s physical properties, which may be taken into account when determining whether a Sailfish Material Adverse Effect occurred);

(iv) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying occurrence, condition, change, fact, development, circumstance, event, or effect, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Sailfish Material Adverse Effect has occurred or is reasonably expected to occur);

(v) a decline in market price, or a change in trading volume, of Sailfish Common Stock (it being understood that any underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Sailfish Material Adverse Effect has occurred or is reasonably expected to occur);

(vi) the announcement or pendency of the Transactions;

(vii) any change in GAAP, or in the interpretation thereof, as imposed upon Sailfish, its Subsidiaries or their respective businesses or any change in applicable Law, or in the interpretation thereof (excluding any review of any security held or provided by or on behalf of Sailfish or any of its Subsidiaries with respect to plugging and abandonment obligations or liabilities or other Decommissioning Obligations, including the type, amount, or adequacy thereof, or the need for replacement or supplemental security);

(viii) the taking by Sailfish or its Subsidiaries of any action expressly required by terms of this Agreement;

(ix) any Proceeding arising from any alleged breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions; and

(x) any downgrade in rating of any Indebtedness or debt securities of Sailfish or any of its Subsidiaries (it being understood that any underlying cause of any such downgrade, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Sailfish Material Adverse Effect has occurred or is reasonably expected to occur);

provided, however, that any occurrence, condition, change, fact, development, circumstance, event or effect referred to in any of the foregoing clauses (i), (ii), (iii) or (vii) will be taken into account for purposes of determining whether a Sailfish Material Adverse Effect has occurred in the event, and only to the extent, that such occurrence, condition, change, fact, development, circumstance, event or effect disproportionately affects Sailfish and its Subsidiaries, taken as a whole, compared to other Persons operating in such industry in the same regions and segments as Sailfish.

“Sailfish Reserve Report” means the reserve report prepared by the Sailfish Independent Petroleum Engineers relating to the Sailfish interests referred to therein as of December 31, 2016.

“Sailfish SEC Documents” means all forms, reports, schedules, and statements required to be filed or furnished by Sailfish with the SEC under the Securities Act or the Exchange Act.

“Sailfish Stock Plans” means the Sailfish 2017 Long-Term Incentive Plan or the Sailfish Directors Deferred Compensation Plan, each as amended to date.

“Sailfish Stockholder Approval” means the adoption and approval of this Agreement and the Transactions by the affirmative vote or written consent of the holders of a majority of the Sailfish Common Stock outstanding and entitled to vote.

“Sailfish Treasury Stock” means Sailfish Common Stock held by Sailfish in its treasury.

“Sailfish Warrants” means the warrants to purchase shares of Sailfish Common Stock pursuant to the Warrant Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, together with the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Bridge Loan Agreement” means that certain Second Lien Bridge Loan Agreement, dated as of April 3, 2017, among Green Production and Green Production Finance, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral agent.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Stockholders Agreement” means the Stockholders’ Agreement, to be dated, executed and delivered as of the Closing Date, substantially in the form attached hereto as Exhibit C.

“Subsidiary” means, with respect to a subject Person, any other Person of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest, or (iii) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Competing Proposal that (i) did not result from any breach of Section 7.05 by Sailfish or its Subsidiaries or its or their Representatives and (ii) in the good faith determination of the Sailfish Board, after consultation with its outside financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, (A) would, if consummated in accordance with its terms, result in a transaction more favorable to Sailfish’s stockholders from a financial perspective than the Transactions and (B) is reasonably likely to be completed on the terms proposed; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of “Competing Proposal” shall be deemed to be references to “50%”.

“Tax” means any federal, state, provincial, local, foreign, or other tax, import, duty or other governmental charge or assessment or escheat payments, or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated, or other similar tax and including all interest and penalties thereon and additions to tax, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, estimated tax return, report, declaration, form, claim for refund, or information statement (including any schedule or attachment thereto) relating to Taxes required to be filed with any taxing authority with respect to Taxes, including information returns, claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Termination Fee” means $24 million.

“Transactions” means the transactions contemplated by this Agreement and the other Combination Agreements.

“Treasury Regulations” means the regulations promulgated under the Code.

“Warrant Agreement” means that certain Warrant Agreement dated as of February 28, 2017 among Sailfish, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent.

“Willful and Material Breach” with respect to any Party means a material breach by such Party of any covenant, agreement or obligation hereunder that is a consequence of an act undertaken by such Party (or the failure by such Party to take an act it is required to take hereunder) with “knowledge” that the taking of (or failure to take) such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Definition	Defined in
Acceptable Confidentiality Agreement	Section 7.05(e)(ii)
Agreement	Preamble
Annual Incentive Plan	Section 7.02(g)
Antitrust Authority	Section 7.07(b)
Antitrust Laws	Section 7.07(b)
Apple Aggregator	Recitals
Apple Green Feeder	Recitals
AR Terminable Breach	Section 9.03(b)
BSA	Section 4.27(c)
Bridge Loans	Recitals
Bridge Loan Lender Exchange	Recitals
Bridge Loan Work Fee	Recitals
Cap	Section 9.06(g)
Cap Amount	Section 7.10(d)
Certificate of Conversion	Section 3.01(b)
Certificate of Merger	Section 3.01(b)
Certificates	Section 2.04(a)(i)
Chancery Court	Section 10.04(b)
Change of Recommendation	Section 7.05(c)
Closing	Section 3.01(a)
Closing Conditions	Section 3.01(a)
Closing Tax Certifications	Section 3.02(b)

Definition	Defined in
Combined Consent Statement/Prospectus	Section 4.03(d)
Confidentiality Agreement	Section 7.04(b)
Continuing Employees	Section 7.02(a)
Contributed Equity Interests	Recitals
Conversion	Recitals
Creditors’ Rights	Section 4.03(a)
Debt Offer	Section 7.16(a)
Debt Offer Documents	Section 7.16(a)
DGCL	Recitals
DLLCA	Recitals
Effective Time	Section 3.01(b)
Eligible Costs	Section 5.17(k)
End Date	Section 9.02(b)
Executive Severance Plan	Section 7.02(f)
FCPA	Section 4.27(b)
FERC	Section 4.17
Foreign Benefit Plan	Section 5.11(i)
Franklin Bondholder	Recitals
Franklin/MacKay Debt Exchange	Recitals
Green Audited Financial Statements	Section 5.04
Green Blocker Contributions	Recitals
Green Budget	Section 6.02(b)(xiii)
Green Contracts	Section 5.19(b)
Green Contribution	Recitals
Green Debt Exchange	Recitals
Green Disclosure Letter	Article 5
Green Energy	Preamble
Green Energy Audited Financial Statements	Section 5.04
Green Expenses	Section 9.06(g)
Green Feeders	Recitals
Green Financial Advisor	Section 5.10
Green Financial Statements	Section 5.04
Green Group Terminable Breach	Section 9.03(b)
Green Intellectual Property	Section 5.14
Green Interim Financial Statements	Section 5.04
Green Material Insurance Policies	Section 5.20
Green Material Leased Real Property	Section 5.15
Green Material Real Property Lease	Section 5.15
Green Owned Real Property	Section 5.15
Green Permits	Section 5.09(a)
Green Production	Preamble
Green Production Audited Financial Statements	Section 5.04
Green Production Contribution	Recitals
Green Production Finance	Recitals
Green Related Party Transaction	Section 5.22
Green Reorganization	Recitals
Green Signing Parties	Preamble
Green Terminable Breach	Section 9.03(a)
IE Notice	Section 7.05(e)(iv)(B)
IE Notice Period	Section 7.05(e)(iv)(C)
Indemnified Liabilities	Section 7.10(a)

Definition	Defined in
Indemnified Persons	Section 7.10(a)
Intended Tax Treatment	Section 7.03(a)
Intermediate Blocker Contribution	Recitals
MacKay Bondholder	Recitals
Merger	Recitals
Merger Consideration	Section 2.03(a)(i)
Merger Sub	Preamble
Mexico Letter Agreements	Section 5.17(t)
New Benefit Plan	Section 7.02(b)
New Revolving Credit Facility	Recitals
New Sailfish	Preamble
New Sailfish Common Stock	Recitals
New Sailfish Contribution	Recitals
New Sailfish Reorganization	Recitals
New Sailfish Warrant	Section 2.06(a)
New Second Lien Notes	Recitals
Notice	Section 7.05(e)(iii)(B)
Notice Period	Section 7.05(e)(iii)(C)
OFAC	Section 4.27(c)
Old Sailfish LLC	Recitals
Old Sailfish Assignments	Section 2.14
Old Sailfish LLC Certificate of Formation	Section 3.01(b)
Old Sailfish LLC Contributions	Recitals
Other Exchanging Sailfish Noteholders	Recitals
Party	Recitals
Parties	Recitals
Prohibited Person	Section 4.27(e)
Registration Statement	Section 4.06
Representatives	Section 7.04(a)
Required Information	Section 7.17(b)
Rights-of-Way	Section 4.17
Ride Aggregator	Recitals
Ride Blocker	Recitals
Ride Green Feeder	Recitals
Ride Intermediate Partnership	Recitals
Sailfish	Preamble
Sailfish Board	Recitals
Sailfish Board Recommendation	Section 4.03(a)
Sailfish Budget	Section 6.01(b)(xiii)
Sailfish Common Stock	Recitals
Sailfish Contracts	Section 4.20(b)
Sailfish Debt Exchange	Recitals
Sailfish Disclosure Letter	Article 4
Sailfish Expenses	Section 9.06(h)
Sailfish Financial Advisor	Section 4.11
Sailfish Financial Statements	Section 4.05(b)
Sailfish Incentive Awards	Section 2.05(c)
Sailfish Intellectual Property	Section 4.15
Sailfish Internal Controls Disclosures	Section 4.25
Sailfish Material Insurance Policies	Section 4.21
Sailfish Material Leased Real Property	Section 4.16

Definition	Defined in
Sailfish Material Real Property Lease	Section 4.16
Sailfish Notes	Recitals
Sailfish Notes Indenture	Recitals
Sailfish Notes Supplemental Indenture	Recitals
Sailfish Notes Trustee	Recitals
Sailfish Notes Work Fee	Recitals
Sailfish Owned Real Property	Section 4.16
Sailfish Permits	Section 4.10(a)
Sailfish Preferred Stock	Section 4.02(a)
Sailfish Related Party Transaction	Section 4.24
Sailfish Related Parties	Section 10.07(c)
Sailfish Restricted Stock	Section 2.05(a)
Sailfish Restricted Stock Unit	Section 2.05(b)
Sailfish Stockholders Meeting	Section 4.03(d)
Sailfish Subsidiaries	Section 4.01(a)
Sailfish Terminable Breach	Section 9.04(a)
Section 409A	Section 4.12(h)
Severance Plan	Section 7.02(a)
Special Meeting	Section 7.01(d)
Support Agreement	Recitals
Surviving Entity	Section 2.02
Tender Offer and Consent Solicitation	Recitals
Trade Control Laws	Section 4.27(c)
Transaction Steps	Recitals
Transfer Taxes	Section 7.03(f)
Uncertificated Shares	Section 2.04(a)(ii)
Voting Agreement	Recitals
WARN Act	Section 6.01(b)(xx)

ARTICLE 2

THE GREEN REORGANIZATION, THE NEW SAILFISH REORGANIZATION, THE

GREEN CONTRIBUTION AND THE DEBT EXCHANGES

Section 2.01 Green Reorganization. After the date hereof (but in any event prior to Closing), the Green Signing Parties shall cause or, pursuant to the Support Agreement, Apple and Ride shall cause the following steps to occur in the following order:

(a) (i) the Ride Aggregator shall distribute the portion of its Class A Equity Interests in Green Energy allocable to the Ride Blocker to the Ride Intermediate Partnership and (ii) the Ride Intermediate Partnership shall distribute (in complete liquidation of the Ride Intermediate Partnership) all of the Class A Equity Interests in Green Energy received from the Ride Aggregator to the Ride Blocker and the Equity Interests in the Ride Aggregator held by the Ride Intermediate Partnership to its general partner;

(b) (i) the Apple Aggregator shall distribute the portion its Class A Equity Interests in Green Energy allocable to the Apple Blockers to the Apple Intermediate Partnerships and (ii) the Apple Intermediate Partnerships shall distribute the Class A Equity Interests in Green Energy received from the Apple Aggregator to the Apple Blockers;

(c) the Ride Aggregator and the Class B/C Unitholders shall form the Ride Green Feeder;

(d) the Ride Aggregator shall contribute all of its Class A Equity Interests in Green Energy (which, for the avoidance of doubt, shall not include the Equity Interests distributed to the Ride Blocker pursuant to Section 2.01(a)) to the Ride Green Feeder in exchange for the same class of Equity Interests in the Ride Green Feeder;

(e) the Class B/C Unitholders shall contribute a percentage equal to Ride’s Class A Parent Percentage (as determined prior to the effectuation of Section 2.01(d)) of their Class A, Class B and Class C Equity Interests in Green Energy to the Ride Green Feeder in exchange for the same classes of Equity Interests in the Ride Green Feeder in the same proportions;

(f) the Apple Aggregator and the Class B/C Unitholders shall form the Apple Green Feeder;

(g) the Apple Aggregator shall contribute all of its Class A Equity Interests in Green Energy (which, for the avoidance of doubt, shall not include the Equity Interests distributed to the Apple Blockers pursuant to Section 2.01(b)) to the Apple Green Feeder in exchange for the same class of Equity Interests in the Apple Green Feeder;

(h) the Class B/C Unitholders shall contribute the remainder of their Class A, Class B and Class C Equity Interests in Green Energy (intended to be Apple’s Class A Parent Percentage of such Equity Interests held by them as determined prior to the effectuation of Section 2.01(d)) to the Apple Green Feeder in exchange for the same classes of Equity Interests in the Apple Green Feeder in the same proportions;

(i) Talos Energy Holdings LLC, a Delaware limited liability company, shall distribute 100% of the Equity Interests in Green Production to Green Energy;

(j) Green Energy shall distribute 100% of the Equity Interests in Green Production to the Ride Green Feeder, the Apple Green Feeder, the Ride Blocker, and the Apple Blockers; and

(k) the Ride Green Feeder, the Apple Green Feeder, the Ride Blocker, and the Apple Blockers shall collectively contribute 100% of the Equity Interests in Green Energy to Green Production.

Section 2.02 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Merger will occur and Merger Sub shall be merged with and into Sailfish in accordance with the terms of, and subject to the conditions set forth in, this Agreement, whereupon the separate existence of Merger Sub shall cease, and Sailfish shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and a direct wholly owned subsidiary of New Sailfish. From and after the Effective Time, the Surviving Entity will possess all of the rights, powers and privileges and be subject to all of the obligations, liabilities and restrictions of Sailfish and Merger Sub, all as provided under the DGCL. At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Entity shall be amended and restated to be in the forms set forth on Exhibits E and F, respectively, until such certificate of incorporation and bylaws are thereafter amended in accordance with their respective terms and applicable Law. The Parties shall take all necessary action such that from and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity, in each case except as set forth on Annex 2.02, as may be updated by Green Energy by written notice to Sailfish prior to the Effective Time, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity.

Section 2.03 Conversion of Shares. (a) At the Effective Time, by virtue of the Merger and without any other action on the part of Sailfish or any holder of any capital stock of Sailfish:

(i) Each share of Sailfish Common Stock outstanding immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and will be converted into the right to receive one fully paid and non-assessable share of New Sailfish Common Stock (the “Merger Consideration”), and each holder of Certificates or Uncertificated Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, subject to compliance with the procedures set forth in this Agreement; and

(ii) Each share of issued and outstanding common stock of Merger Sub owned by New Sailfish shall be automatically converted into one fully paid and non-assessable share of common stock of the Surviving Entity.

(b) The outstanding shares of common stock of New Sailfish held by Sailfish immediately prior to the Effective Time will be repurchased for par value and retired upon the Effective Time.

Section 2.04 Surrender and Payment.

(a) Prior to the Effective Time, New Sailfish shall appoint the Exchange Agent for the purpose of exchanging the Merger Consideration for:

(i) certificates representing shares of Sailfish Common Stock (the “Certificates”); or

(ii) uncertificated shares of Sailfish Common Stock (the “Uncertificated Shares”).

Prior to the Effective Time, New Sailfish shall provide or shall cause to be provided to the Exchange Agent shares of New Sailfish Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Merger Consideration. Promptly after the Closing Date, New Sailfish will send, or will cause the Exchange Agent to send, to each holder of shares of Sailfish Common Stock at the Effective Time a letter of transmittal and instructions that will specify that the delivery will be effected, and risk of loss and title will pass, only on proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent.

(b) Each holder of shares of Sailfish Common Stock will be entitled to receive, on

(i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal (or other evidence, if any, of transfer as the Exchange Agent may reasonably request), or

(ii) receipt of an “agent’s message” by the Exchange Agent (or other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the aggregate Merger Consideration that the holder has a right to receive under Section 2.03. The shares of New Sailfish Common Stock constituting the Merger Consideration will be in uncertificated book-entry form, unless a physical certificate is requested by the holder or is otherwise required under applicable Law. As a result of the Merger, at the Effective Time, all shares of Sailfish Common Stock will cease to be outstanding and each holder of Sailfish Common Stock will cease to have any rights with respect to the Sailfish Common Stock, except the right to receive the Merger Consideration payable in respect of the Sailfish Common Stock under Section 2.03.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to the payment that:

(i) either the surrendered Certificate will be properly endorsed or will otherwise be in proper form for transfer or the applicable Uncertificated Share will be properly transferred, and

(ii) the Person requesting the payment will pay to the Exchange Agent any Transfer Taxes required as a result of the payment to a Person other than the registered holder of the Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that the Tax has been paid or is not payable.

(d) After the Effective Time, there will be no further registration of transfers of shares of Sailfish Common Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity, they will be canceled and exchanged for the Merger Consideration payable in respect of the Sailfish Common Stock provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent under Section 2.04(a) that remains unclaimed by the holders of shares of Sailfish Common Stock 12 months after the Closing Date will be returned to the Surviving Entity, on demand. Any holder who has not exchanged shares of Sailfish Common Stock for the Merger Consideration in accordance with this Section 2.04 before that date will look only to the Surviving Entity or New Sailfish for payment of the Merger Consideration, and any dividends and distributions with respect to the Merger Consideration, without any interest thereon.

(f) None of the Parties, the Surviving Entity or the Exchange Agent shall be liable to any holder of shares of Sailfish Common Stock for any amounts properly paid or delivered to a public official under applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of shares of Sailfish Common Stock six (6) years after the Closing Date (or that earlier date, immediately before the time when the amounts would otherwise escheat to or become property of any Governmental Entity) will become, to the extent permitted by applicable Law, the property of the Surviving Entity, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.05 Sailfish Equity-Based Awards.

(a) Sailfish shall take all such actions as are necessary to cause, as of the Effective Time, each share of Sailfish Common Stock subject to vesting repurchase rights or other lapse restrictions (“Sailfish Restricted Stock”) granted and outstanding immediately prior to the Effective Time, to be accelerated and settled in a share of New Sailfish Common Stock.

(b) Sailfish shall take all such actions as are necessary to cause, as of the Effective Time, each restricted stock unit with respect to Sailfish Common Stock (a “Sailfish Restricted Stock Unit”) granted and outstanding immediately prior to the Effective Time to be accelerated and converted into a number of shares of New Sailfish Common Stock equal to the total number of shares of Sailfish Common Stock subject to such Sailfish Restricted Stock Unit immediately prior to the Effective Time.

(c) Sailfish and New Sailfish shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Section 2.05 to any holders of Sailfish Restricted Stock or Sailfish Restricted Stock Units (collectively, “Sailfish Incentive Awards”) such amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Tax or other Law. To the extent that amounts are so withheld by Sailfish, New Sailfish or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of such Sailfish Incentive Awards, as applicable, in respect of which the deduction and withholding was made by Sailfish, New Sailfish or the Exchange Agent, as the case may be.

(d) Prior to the date hereof, Sailfish has provided Green Energy a true and complete list of the Sailfish Incentive Awards outstanding on the date of this Agreement, setting forth, as applicable, (i) the target number of shares deliverable, on a grant by grant basis, (ii) the number of shares remaining subject to such awards on a grant by grant basis, (iii) the dates on which such awards were granted, (iv) the exercise prices applicable to such awards, and (v) the settlement date for each Sailfish Restricted Stock Unit and share of Sailfish Restricted Stock. Promptly following request by Green Energy after the date hereof, Sailfish will deliver to Green Energy an updated version of the list provided by Sailfish to Green Energy.

(e) New Sailfish shall take all actions necessary or appropriate to have available for issuance under an effective registration statement filed with the SEC a sufficient number of shares of New Sailfish Common Stock for delivery upon exercise, settlement, conversion or vesting of the Sailfish Incentive Awards with respect to those individuals, if any, who, subsequent to the Closing, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable. New Sailfish shall administer the provisions of this Section 2.05 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent applicable.

(f) Prior to and at Closing, Sailfish and New Sailfish will take all actions with respect to the Sailfish Stock Plans reasonably requested by Green Energy, including, but not limited to, the termination of any or all Sailfish Stock Plans, the assumption of any or all Sailfish Stock Plans by New Sailfish, and the filing of a Form S-8 registration statement with respect to shares of Sailfish Common Stock available for grant and delivery under the Sailfish Stock Plans. Prior to and at Closing, Sailfish and New Sailfish will take all actions with respect to the implementation of an omnibus equity incentive plan reasonably requested by Green Energy, including, but not limited to, the adoption of such omnibus equity incentive plan, the provision of any requisite Sailfish or New Sailfish board of director and/or shareholder approval, and the filing of a Form S-8 registration statement with respect to shares of New Sailfish Common Stock available for grant and delivery under any such omnibus equity incentive plan.

Section 2.06 Sailfish Warrants.

(a) At the Effective Time, each unexercised Sailfish Warrant outstanding immediately prior to the Effective Time, shall be assumed by New Sailfish in accordance with the terms of the Warrant Agreement, and each Sailfish Warrant so assumed by New Sailfish will continue to have, and be subject to, the same terms and conditions of such Sailfish Warrant immediately prior to the Effective Time, except that such Sailfish Warrant shall cease to represent a warrant to purchase Sailfish Common Stock and will be converted into a warrant (a “New Sailfish Warrant”) exercisable for the Merger Consideration which the Sailfish Common Stock issuable upon exercise of such Sailfish Warrant immediately prior to the Effective Time would have been entitled to receive upon consummation of the Merger. New Sailfish shall reserve for future issuance a number of shares of New Sailfish Common Stock at least equal to the number of shares of New Sailfish Common Stock that will be subject to the New Sailfish Warrants.

(b) In furtherance of the foregoing, prior to the Effective Time and in accordance with the Warrant Agreement, Sailfish shall use its best efforts to take such actions and deliver such documents as are required pursuant to the Sailfish Warrants and by the warrant agent for the Sailfish Warrants.

Section 2.07 Adjustments. If during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of Sailfish shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, subdivision or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from (a) the exercise of stock options or other equity awards to purchase shares of Sailfish Common Stock or the settlement of restricted stock units or (b) the grant of equity-based compensation to directors or employees of Sailfish or under Sailfish’s equity compensation plans or arrangements, the Merger Consideration, amounts payable under Section 2.04 and any other amounts payable pursuant to this Agreement, as applicable, shall be appropriately and proportionately adjusted; provided, however, that nothing in this Section 2.07 shall be deemed to permit or authorize any Party to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.08 Withholding Taxes. Each of the Exchange Agent, Sailfish and New Sailfish shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to a holder of Sailfish Common Stock pursuant to this Agreement, such amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Sailfish Common Stock in respect of which such deduction and withholding were made.

Section 2.09 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by New Sailfish, the posting by such Person of a bond, in such reasonable amount as New Sailfish may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Sailfish Common Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.10 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

Section 2.11 New Sailfish Contribution. On the Closing Date, immediately following the Merger, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, New Sailfish shall make the New Sailfish Contribution to New Sailfish Sub and New Sailfish Sub shall accept the New Sailfish Contribution. At the Closing, to effect the New Sailfish Contribution, New Sailfish and New Sailfish Sub shall execute and deliver an assignment evidencing the New Sailfish Contribution. The Parties shall cause the New Sailfish Contribution to become effective immediately after the consummation of the Merger. Upon consummation of the New Sailfish Contribution, New Sailfish Sub shall be the sole shareholder of the Surviving Entity.

Section 2.12 The Conversion. On the Closing Date, immediately following the New Sailfish Contribution, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA: (i) the Conversion shall be effected pursuant to which the Surviving Entity shall be converted to a limited liability company by the filing of the Certificate of Formation and the Certificate of Conversion with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, with New Sailfish Sub as the sole managing member and (ii) the issued and outstanding shares of the Surviving Entity shall be converted, in the aggregate, into a 100% membership interest in Old Sailfish LLC.

Section 2.13 The Green Contribution. On the Closing Date, immediately following the Conversion, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLCA and the DGCL, the Green Contributors shall make the Green Contribution in exchange for the right to receive their respective proportions (as designated by Green Energy in a written notice to Sailfish no less than one (1) Business Days prior to Closing) of the Green Contribution Consideration. At the Closing, to effect the Green Contribution, (a) the Green Contributors and New Sailfish shall execute and deliver the Green Contributor Assignment and (b) New Sailfish shall deliver to each Green Contributor its respective proportion, as designated by Green Energy pursuant to the foregoing sentence, of the Green Contribution Consideration, in book entry form, together with an executed certificate of the Exchange Agent certifying as to the book entry issuance thereof and any other evidence of issuance reasonably requested by any Green Contributor, or, if requested by any Green Contributor, certificates of the New Sailfish Common Stock representing the requesting Person’s share of the Green Contribution Consideration. Upon consummation of the Green Contribution, (x) New Sailfish shall be the sole owner of 100% of the Equity Interests of the Apple Blockers and the Ride Blocker, (y) New Sailfish, the Apple Blockers and the Ride Blocker shall be the sole holders of 100% of the Equity Interests of Green Production, and (z) Green Production shall be the sole holder of 100% of the Equity Interests of Green Energy.

Section 2.14 The Old Sailfish LLC Contributions. On the Closing Date, (a) following the Green Contribution, New Sailfish Sub shall contribute all of the Equity Interests of Old Sailfish LLC to Green Production and Green Production shall accept the Old Sailfish LLC Equity Interests from New Sailfish Sub and issue additional Equity Interests to New Sailfish Sub and (b) immediately thereafter, Green Production shall contribute all of the Equity Interests of Old Sailfish LLC to Green Energy, and Green Energy shall accept the Equity Interests of Old Sailfish LLC from Green Production. At the Closing, to effect the Old Sailfish LLC Contributions, New Sailfish Sub and Green Production shall execute and deliver an assignment evidencing the contribution, transfer and delivery of the Equity Interests of Old Sailfish LLC from New Sailfish Sub to Green Production, and Green Production and Green Energy shall execute and deliver an assignment evidencing the contribution, transfer and delivery of the Equity Interests of Old Sailfish LLC from Green Production to Green Energy (collectively, the “Old Sailfish Assignments”). Upon consummation of the Old Sailfish LLC Contributions, Green Energy shall be the sole member of Old Sailfish LLC.

Section 2.15 Green Debt Exchange. On the Closing Date, immediately following the Old Sailfish LLC Contributions, the transactions contemplated by the Green Debt Exchange shall be consummated in accordance with the Debt Exchange Agreement, pursuant to which New Sailfish shall issue the Apple Debt Exchange

Consideration to the Apple Bondholders (or any Affiliate of the Apple Bondholders to which their Green Notes have been assigned in accordance with the Debt Exchange Agreement), and the Ride Debt Exchange Consideration to the Ride Bondholders (or any Affiliate of the Ride Bondholders to which their Green Notes have been assigned in accordance with the Debt Exchange Agreement), in exchange for the contribution by such Persons of their Green Notes to New Sailfish as contemplated by the Debt Exchange Agreement. New Sailfish shall thereafter contribute such Green Notes to Green Production in exchange for additional Equity Interests in Green Production. Following such contribution of the Green Notes by New Sailfish to Green Production, the Green Notes shall be cancelled by operation of law.

Section 2.16 Bridge Loan Lender Exchange. On the Closing Date, immediately following the Green Debt Exchange, the Bridge Loan Lender Exchange (as contemplated by the Debt Exchange Agreement) shall be consummated, pursuant to which (a) (i) Green Production and Green Production Finance shall issue New Second Lien Notes to the Bridge Loan Lenders (as defined in the Debt Exchange Agreement) in exchange for the Bridge Loans held by such Persons and (ii) Green Production shall pay the Bridge Loan Work Fee to the Bridge Loan Lenders (as defined in the Debt Exchange Agreement), as contemplated by the Debt Exchange Agreement. Following the Bridge Loan Lender Exchange, the Bridge Loans shall be cancelled by operation of law.

Section 2.17 Sailfish Debt Exchange. On the Closing Date, immediately following the Green Debt Exchange and substantially concurrently with the Bridge Loan Lender Exchange, the Sailfish Debt Exchange shall be consummated in accordance with the Debt Exchange Agreement and the Tender Offer and Consent Solicitation, as applicable, pursuant to which (a) (i) Green Production and Green Production Finance shall issue the New Second Lien Notes to the Franklin Bondholders, the MacKay Bondholders and the Other Exchanging Sailfish Noteholders, as applicable, in exchange for the Sailfish Notes held by such Persons, (ii) Green Production shall pay the Sailfish Notes Work Fee to each holder of Sailfish Notes that exchanges their Sailfish Notes for New Second Lien Notes on the Closing Date and (iii) the Sailfish Notes exchanged by the Franklin Bondholders, the MacKay Bondholders and the Other Exchanging Sailfish Noteholders shall be cancelled and (b) the Sailfish Notes Supplemental Indenture shall become operative.

ARTICLE 3

CLOSING

Section 3.01 Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the Transactions shall take place at a closing (the “Closing”) to be held at the offices of Akin Gump Strauss Hauer & Feld LLP at 9:00 A.M. Houston, Texas time on the day that is three Business Days after the day in which all of the conditions set forth in Article 8 (the “Closing Conditions”) have been satisfied or, where legally permissible, waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing).

(b) At Closing, Sailfish will file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL to effect the Merger. The Merger will become effective on the date and at the time the Certificate of Merger is filed with the Delaware Secretary of State (or at a later date and time specified, if any, in the Certificate of Merger and agreed to by Sailfish and Green Energy). The time when the Merger will become effective is referred to as the “Effective Time.” Immediately following the Effective Time and the New Sailfish Contribution, New Sailfish Sub shall file a certificate of formation (the “Old Sailfish LLC Certificate of Formation”) and a certificate of conversion (the “Certificate of Conversion”) with the Delaware Secretary of State and make all other filings or recordings required by the DLLCA to effect the Conversion.

Section 3.02 Green Closing Deliverables. At the Closing, the Green Signing Parties will deliver, or cause to be delivered, to Sailfish and New Sailfish the following:

(a) duly executed counterparts of each Combination Agreement to which any Green Contributor is a party; and

(b) to the extent applicable, separate certifications, signed under penalties of perjury and dated not more than 30 days prior to the Closing Date, that satisfy the requirements of Treasury Regulation Section 1.1445-2(b)(2) (the “Closing Tax Certifications”) from each Green Feeder (or if any such entity is disregarded as an entity from another Person for such purpose, from such other Person) stating that each is not a “foreign person” as defined in Section 1445 of the Code.

Section 3.03 Sailfish and New Sailfish Closing Deliverables.

(a) At the Closing, New Sailfish will deliver, or cause to be delivered, to the applicable Green Contributors, the following:

(i) duly executed counterparts of each of the Combination Agreements to which it is a party;

(ii) the shares of New Sailfish Common Stock contemplated by Section 2.13; and

(iii) duly executed counterparts to the Old Sailfish Assignments.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

SAILFISH, NEW SAILFISH AND MERGER SUB

Except as set forth in (i) the disclosure letter dated as of the date of this Agreement and delivered by Sailfish to Green Energy on or prior to the date of this Agreement (the “Sailfish Disclosure Letter”) or (ii) the Sailfish SEC Documents publicly filed with the SEC between December 31, 2016 and the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure (it being agreed that this clause (ii) shall not be applicable to Section 4.01, Section 4.02, or Section 4.03, Sailfish, New Sailfish and Merger Sub represent and warrant to the Green Signing Parties as follows:

Section 4.01 Organization, Good Standing and Qualification.

(a) Sailfish and each entity that is a Subsidiary of Sailfish (the “Sailfish Subsidiaries”) is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) Sailfish and each of the Sailfish Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish has heretofore made available to Green Energy complete and correct copies of its and its Subsidiaries’ Organizational Documents as of the date hereof.

Section 4.02 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Sailfish consists solely of (i) 60,000,000 shares of Sailfish Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Sailfish Preferred Stock”).

(b) As of the date of this Agreement, (i) 19,999,112 shares of Sailfish Common Stock were outstanding, of which 1,093 were shares of Sailfish Restricted Stock and 292 were shares of Sailfish Treasury Stock, and (ii) Sailfish Restricted Stock Units with respect to an aggregate of 62,137 shares of Sailfish Common Stock, all of which were issued under a Sailfish Stock Plan were outstanding. As of the date of this Agreement, (i) there are no shares of Sailfish Preferred Stock issued and outstanding and (ii) 6,081,654 shares of Sailfish Common Stock are reserved for issuance in respect of future grants under the Sailfish Stock Plans and no other shares of Sailfish Common Stock are available for issuance of future awards under any other Employee Benefit Plan or other equity compensation plan or arrangement. Since March 31, 2017 through the date of this Agreement, Sailfish has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation of, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. Sailfish has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Sailfish of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of Sailfish. As of the date of this Agreement, there were outstanding Sailfish Warrants to purchase an aggregate of 3,529,412 shares of Sailfish Common Stock. Since March 31, 2017 through the date of this Agreement (i) no shares of Sailfish Common Stock have been issued, except pursuant to awards granted under the Sailfish Stock Plans, in each case outstanding on the date of this Agreement, and (ii) no Sailfish Incentive Awards have been granted under the Sailfish Stock Plans. There are no outstanding bonds, debentures, notes or other indebtedness or warrants or other securities of Sailfish having the right to vote (or, other than the Sailfish Warrants, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Sailfish may vote. There are no outstanding contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly on the value or price of any capital stock of, or other securities or ownership interests in, Sailfish.

(c) All issued and outstanding shares of Sailfish’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Sailfish Warrants, or pursuant to the vesting of Sailfish Restricted Stock Unit awards or Sailfish Restricted Stock awards granted under the Sailfish Stock Plans, will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. The issuance and sale of all of the shares of capital stock described in this Section 4.02 have been in material compliance with United States federal and state securities Laws and rules of the NYSE. Neither Sailfish nor any of the Sailfish Subsidiaries has agreed to register any securities under the Securities Act, or under any state securities Law or granted registration rights to any individual or entity.

(d) Except as set forth in Section 4.02(b), there are no outstanding or authorized (i) shares of capital stock or other Equity Interest in Sailfish, (ii) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities or agreements obligating Sailfish or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other Equity Interest in Sailfish or any of the Sailfish Subsidiaries or securities convertible into or exchangeable for such shares or other Equity Interest, (iii) contractual obligations of Sailfish or any of the Sailfish Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Sailfish or any of the Sailfish Subsidiaries or any such securities or agreements listed in clause (i) of this sentence, or (iv) voting trusts or similar agreements to which Sailfish or any of the Sailfish Subsidiaries is a party with respect to the voting of the capital stock of Sailfish or any of the Sailfish Subsidiaries. Immediately after the consummation of the Transactions, except as contemplated by Sections 2.05 and 2.06 there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or agreements, obligating Sailfish or any of the Sailfish Subsidiaries calling for the purchase or issuance of any shares of the capital stock or other Equity Interest in Sailfish or any of the Sailfish Subsidiaries or securities convertible into or exchangeable for such shares or other such securities.

(e) All of the issued and outstanding Equity Interests of New Sailfish and Merger Sub are, and immediately before the Closing will be, owned by Sailfish and New Sailfish, respectively.

Section 4.03 Authorization; No Conflict; Consents and Approvals.

(a) Each of Sailfish, New Sailfish and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Sailfish Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by each of Sailfish, New Sailfish and Merger Sub, the performance of its obligations hereunder and the consummation by each of them of the Transactions have been duly authorized by all necessary corporate action on the part of Sailfish, subject to the Sailfish Stockholder Approval. This Agreement has been duly executed and delivered by Sailfish, New Sailfish and Merger Sub and assuming that this Agreement constitutes the valid and binding obligation of the Green Signing Parties, constitutes a valid and binding obligation of Sailfish, New Sailfish and Merger Sub enforceable against Sailfish, New Sailfish and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Sailfish Board, at a meeting duly noticed and called and held, by unanimous vote that (except as permitted by Section 7.05) has not been rescinded, modified or withdrawn, (i) determined that the terms of this Agreement and the Transactions (including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange) are, in each case, in the best interests of, Sailfish and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions (including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange), (iii) directed that this Agreement be submitted to the stockholders of Sailfish for their consideration, and (iv) recommended that the holders of Sailfish Common Stock approve and adopt this Agreement and the Transactions, including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange (such recommendation described in this clause (iv), the “Sailfish Board Recommendation”). The Sailfish Stockholder Approval is the only vote or consent of the holders of any class or series of Sailfish’s capital stock necessary to approve the Transactions. The boards of directors of New Sailfish and Merger Sub, each at meetings duly noticed and called and held, by unanimous vote that has not been rescinded, modified or withdrawn, (i) determined that the terms of this Agreement and the Transactions (including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange), are, in each case, in the best interests of, New Sailfish and Merger Sub, respectively, and each of their respective stockholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) directed that this Agreement be submitted to their respective stockholders for consideration, and (iv) recommended that their respective stockholders approve and adopt this Agreement and the transactions contemplated hereby. Sailfish, as the sole stockholder of New Sailfish, and New Sailfish, as the sole stockholder of Merger Sub, have approved and adopted this Agreement and the transactions contemplated hereby by written consents that will become effective following the execution of this Agreement by the Parties.

(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, require any consent of or other action by any Person under or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of the ownership of, or a material benefit or use under, or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer, first refusal, or other change in any right or obligation or the loss of any benefit, in each case, with respect to any of the properties or assets of Sailfish or any of its Subsidiaries (including, for the avoidance of doubt, any of their Oil and Gas Properties) under, any provision of (i) the Organizational Documents of Sailfish or any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise, certificate or license to which Sailfish or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.03(d) are duly and timely obtained or made and the Sailfish Stockholder Approval has been obtained, any Law applicable to Sailfish or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(c) Neither Sailfish nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of Sailfish or any of its Subsidiaries or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise or license to which Sailfish or any of its Subsidiaries is now a party or by which Sailfish or any of its Subsidiaries or any of their respective properties or assets is bound, except for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by Sailfish or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Sailfish, New Sailfish and Merger Sub or the consummation by Sailfish, New Sailfish and Merger Sub of the Transactions, except for: (i) (A) the filing of a premerger notification report by Sailfish under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto, and (B) any filings required with respect to the Comisión Federal de Competencia Económica of the United Mexican States; (ii) the filing with the SEC of (A) a joint consent solicitation statement/prospectus in preliminary and definitive form (the “Combined Consent Statement/Prospectus”), which shall include a form of consent that may be executed by the stockholders of Sailfish in connection with the Sailfish Stockholder Approval or, in the event necessary pursuant to Section 7.01, shall include a proxy statement and form of proxy card relating to a meeting of the stockholders of Sailfish to consider this Agreement and the transactions contemplated hereby, including the Merger, the Green Contribution, the Bridge Loan Lender Exchange, the Sailfish Debt Exchange and the Green Debt Exchange (including any postponement, adjournment or recess thereof, the “Sailfish Stockholders Meeting”) and (B) such reports under the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (iii) the filings of the Certificate of Merger, the certificate of formation of New Sailfish Sub, the Old Sailfish LLC Certificate of Formation and the Certificate of Conversion with the Office of the Secretary of State of the State of Delaware; (iv) filings with the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (vi) filings with Governmental Entities, including the U.S. Bureau of Ocean Energy Management, customarily made subsequent to closing; and (vii) any such consent, approval, order, authorization, registration, filing or permit that the failure to obtain or make has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

Section 4.04 Subsidiaries.

(a) Section 4.04(a) of the Sailfish Disclosure Letter sets forth, as of the date of this Agreement, the name, jurisdiction of organization and the respective Equity Interest ownership of each (i) Sailfish Subsidiary and (ii) entity (other than the Sailfish Subsidiaries) in which Sailfish or any Sailfish Subsidiary owns any interest. Except as set forth on Section 4.04(a) of the Sailfish Disclosure Letter, each Sailfish Subsidiary is directly or indirectly wholly owned by Sailfish.

(b) All of the outstanding Equity Interests in (i) each Sailfish Subsidiary that are owned directly or indirectly by Sailfish, and (ii) each other Person that is a legal entity in which Sailfish has an Equity Interest, in each case that are owned directly or indirectly by Sailfish, are duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of such Sailfish Subsidiary or other Person) and (in the case of all corporate Subsidiaries) nonassessable, and such Equity Interests are owned by Sailfish or by a Sailfish Subsidiary free and clear of any Encumbrances or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the Equity Interests in any Sailfish Subsidiary.

(c) Neither New Sailfish nor Merger Sub, since its respective date of incorporation, has carried on any business or conducted any operations other than the execution and delivery of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto.

Section 4.05 SEC Documents; Financial Statements.

(a) Since January 1, 2017, Sailfish has filed or furnished with the SEC, on a timely basis, all Sailfish SEC Documents. As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement and giving effect to such amendment or supplement), each of the Sailfish SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Sailfish SEC Documents and all current listing and corporate governance requirements of NYSE, and none of the Sailfish SEC Documents contained (when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Sailfish has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder with respect to the Sailfish SEC Documents. As of the date hereof, neither Sailfish nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by Sailfish from the SEC with respect to any of the Sailfish SEC Documents. None of the Sailfish Subsidiaries is, or has been at any time, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The financial statements of Sailfish included in the Sailfish SEC Documents, including all notes and schedules thereto (the “Sailfish Financial Statements”), complied in all material respects (when filed or if amended prior to the date of this Agreement, as of the date of such amendment) with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal year-end audit adjustments) the consolidated financial position of Sailfish and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Sailfish and its consolidated Subsidiaries for the periods presented therein. Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Sailfish and its Subsidiaries. The books and records of Sailfish and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Ernst & Young LLP is an independent public accounting firm with respect to Sailfish and, as of the date of this Agreement, has not resigned or been dismissed as independent public accountants of Sailfish. None of Sailfish or its Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sailfish in any of Sailfish’s published financial statements. To the knowledge of Sailfish, none of the Sailfish SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Sailfish.

Section 4.06 Information Supplied. None of the information supplied or to be supplied by Sailfish for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by New Sailfish pursuant to which the issuance of shares of New Sailfish Common Stock pursuant to the Merger will be registered with the SEC and in which the Combined Consent Statement/Prospectus will be included as a prospectus, including any amendments or supplements thereto and any other document incorporated or referenced therein (the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (b) the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to stockholders of Sailfish and at the time of the Sailfish Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Combined Consent Statement/Prospectus supplied by Sailfish will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Sailfish with respect to statements made therein based on information supplied by Green Energy or its Subsidiaries specifically for inclusion in the Combined Consent Statement/Prospectus.

Section 4.07 Absence of Certain Changes or Events.

(a) Since December 31, 2016, there has not been any fact, circumstance, condition, event, change, effect, development or occurrence that, individually or in the aggregate, had or would be reasonably likely to have a Sailfish Material Adverse Effect.

(b) Since December 31, 2016, there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of Sailfish and its Subsidiaries, taken as a whole.

(c) From December 31, 2016 through the date of this Agreement, (i) Sailfish and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practices in all material respects and (ii) neither Sailfish nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.01(b)(iv), (v), (vi), (vii), (ix) or (xii) if such provisions were in effect at all times since December 31, 2016.

Section 4.08 Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Sailfish, threatened against Sailfish or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Sailfish or any of its Subsidiaries. To the knowledge of Sailfish, as of the date hereof, no officer or director of Sailfish is a defendant in any material Proceeding in connection with his or her status as an officer or director of Sailfish or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity in effect to which any of Sailfish or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of Sailfish or any of its Subsidiaries as currently conducted.

Section 4.09 No Undisclosed Liabilities. There are no liabilities or obligations of Sailfish or any of its Subsidiaries of any kind whatsoever (whether accrued, contingent, absolute, determined, determinable or otherwise), other than: (a) liabilities or obligations reflected or reserved against on the balance sheet of Sailfish dated as of June 30, 2017 (including the notes thereto) contained in the Sailfish Financial Statements; (b) liabilities or obligations incurred in the ordinary course of business subsequent to June 30, 2017; (c) liabilities or obligations for fees and expenses incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities or obligations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

Section 4.10 Sailfish Permits; Compliance with Applicable Law.

(a) Sailfish and its Subsidiaries hold all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities (other than Oil and Gas Leases) necessary for the lawful conduct of their respective businesses (the “Sailfish Permits”), except where the failure to so hold has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. All Sailfish Permits are valid and in full force and effect, no default (with or without notice or lapse of time or both) has occurred under any such Sailfish Permit, and no suspension or cancellation of such Sailfish Permits is pending or threatened in writing or, to the knowledge of Sailfish, threatened orally, except where the failure to be in full force and effect, suspension or cancellation has not had and would not reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish and its Subsidiaries are in compliance with the terms of the Sailfish Permits, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. The businesses of Sailfish and its Subsidiaries are not currently being conducted, and at no time during the past three years have been conducted, in violation of any applicable Law, except for violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. To the knowledge of Sailfish, no investigation or review by any Governmental Entity with respect to Sailfish or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(b) Sailfish and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish has not received any written communication since January 1, 2014 from a Governmental Entity that alleges that Sailfish or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Sailfish Material Adverse Effect.

Section 4.11 Brokers. Except for the fees and expenses payable to Petrie Partners, LLC (the “Sailfish Financial Advisor”), no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission from Sailfish or any of its Subsidiaries in connection with the Transactions based upon arrangements made by or on behalf of Sailfish or any of its Subsidiaries, and the agreements with respect to such engagements have previously been made available to Green Energy.

Section 4.12 Sailfish Benefit Plans.

(a) Set forth on Section 4.12(a) of the Sailfish Disclosure Letter is a true and complete list, as of the date hereof, of each Sailfish Benefit Plan. Sailfish has furnished or made available to Green Energy true, correct and complete copies of each of the Sailfish Benefit Plans (or, with respect to any unwritten Sailfish Benefit Plan, a written summary thereof) and, to the extent applicable, true, correct and complete copies of: (i) related trust documents and any amendments thereto, (ii) the insurance contracts and any amendments thereto, (iii) the most recent favorable determination or opinion letters, (iv) the most recent report filed on Form 5500 and accompanying schedules, (v) the most recent financial statements and actuarial reports, (vi) the current summary plan description (including all summaries of material modifications thereto) and (vii) all material correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity during the past three years.

(b) Each Sailfish Benefit Plan has been established and administered in accordance with its terms and in material compliance with all applicable Laws. Each Sailfish Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code and has received a favorable determination letter as to its qualification, or, if such Sailfish Benefit Plan is a prototype plan, the opinion letter for each such Sailfish Benefit Plan and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Sailfish, threatened against, or with respect to, any of the Sailfish Benefit Plans or their assets, except for such actions, suits or claims that are not material to Sailfish or any of its Subsidiaries and to the knowledge of Sailfish, no facts or circumstances exist that could reasonably be expected to give rise to any such action, suit or claim. There is no audit, inquiry, investigation, proceeding or examination pending or, to the knowledge of Sailfish, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity with respect to any Sailfish Benefit Plan.

(d) Since January 1, 2014, all contributions required to be made to the Sailfish Benefit Plans pursuant to their terms or applicable Laws have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in the Sailfish Financial Statements or disclosed in the notes thereto in accordance with GAAP.

(f) Neither Sailfish nor any of its Subsidiaries, nor any member of an Aggregated Group to which any such Person belongs, contributes to, has an obligation to contribute to, or has any liability with respect to (including any contingent liability) and no Sailfish Benefit Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code or a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

(g) No Sailfish Benefit Plan and neither Sailfish nor any of its Subsidiaries provides, or has any obligation to provide, current or former employees of Sailfish or any of its Subsidiaries (or any beneficiaries thereof) welfare benefits (including medical and life or disability insurance benefits) after such Person terminates employment with Sailfish and its Subsidiaries, except for the coverage continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA. No Sailfish Benefit Plan and neither Sailfish nor any of its Subsidiaries provides, or has any obligation to provide, welfare benefits to any Person who is not an individual currently or formerly designated by Sailfish or any of its Subsidiaries as an employee of Sailfish or any of its Subsidiaries, or a beneficiary thereof.

(h) Except for any items pursuant to the agreements set forth on Section 4.12(h) of the Sailfish Disclosure Letter, neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will or can be reasonably expected to (i) entitle any current or former director, officer, employee or consultant of Sailfish to any payment or benefit (including severance pay/benefits or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Sailfish Benefit Plan; or (iii) result in any increase in benefits payable under any Sailfish Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits or rights) in connection with the Transactions (either alone or in combination with another event or subsequent action) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Sailfish nor any of its Subsidiaries has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 or Section 409A of the Code and the Treasury Regulations issued thereunder (collectively, “Section 409A”).

(i) No Sailfish Benefit Plan is maintained outside the jurisdiction of the United States or covers any employee residing or working outside the United States.

Section 4.13 Labor Matters.

(a) Since January 1, 2014, neither Sailfish nor any of its Subsidiaries has been a party to, or bound by, any collective bargaining agreement or other agreement with any labor union.

(b) Since January 1, 2014, there have been no existing or, to the knowledge of Sailfish, threatened unfair labor practices, charges or grievances against Sailfish or any of its Subsidiaries arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceedings.

(c) Since January 1, 2014, there have been no strikes, disputes, slowdowns, work stoppages or lockouts existing or, to the knowledge of Sailfish, threatened, with respect to any employees of Sailfish or any of its Subsidiaries.

(d) Since January 1, 2014, there have been no union certification or representation petitions or demands with respect to any employees of Sailfish or any of its Subsidiaries and, to the knowledge of Sailfish, no union organizing campaign or similar effort is pending or threatened with respect to any employees of Sailfish or any of its Subsidiaries.

(e) All Sailfish employees are employed at will and all independent contractors are properly classified under all applicable Laws, including federal and state wage and hour laws.

(f) Sailfish does not currently have any employment agreements with any of its employees.

(g) Sailfish and its Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices including but not limited to Laws relating to wages and hours, including the Fair Labor Standards Act, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, discrimination, immigration control, employee classifications, misclassification of employees as independent contractors, safety and health, reductions in force, including the WARN Act, and the payment and withholding of Taxes, and there are no Proceedings pending or, to the knowledge of Sailfish, threatened against Sailfish or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Since January 1, 2014, neither Sailfish nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Sailfish or any of its Subsidiaries which has had or would be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

Section 4.14 Taxes.

(a) (i) All material Tax Returns required to be filed by or with respect to Sailfish and its Subsidiaries before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) Sailfish and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Sailfish, (iii) all material Taxes required to be withheld by Sailfish and its Subsidiaries have been timely withheld and, to the extent required, paid over to the appropriate Governmental Entity, and Sailfish and its Subsidiaries have complied with all information reporting and backup withholding requirements, including maintenance of required forms and other records, and (iv) the charges, accruals and reserves for Taxes with respect to Sailfish and its Subsidiaries reflected in the Sailfish Financial Statements are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b) Neither Sailfish nor any of its Subsidiaries is party to any Tax Sharing Agreement, other than such an agreement exclusively between or among Sailfish and any of its Subsidiaries, and neither Sailfish nor any of its Subsidiaries has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is Sailfish).

(c) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, there is no outstanding material claim, assessment or deficiency against Sailfish or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity, and no written claim has been made, within the preceding three years, by a Governmental Entity in a jurisdiction where Sailfish or any of its Subsidiaries does not file Tax Returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. No waiver or extension of any statute of limitations with respect to the assessment or collection of Taxes is in effect for Sailfish or its Subsidiaries.

(d) During the period beginning two years before the date hereof, neither Sailfish nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

Section 4.15 Intellectual Property. Sailfish and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Sailfish and its Subsidiaries as presently conducted (collectively, the “Sailfish Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. To the knowledge of Sailfish, the use of the Sailfish Intellectual Property by Sailfish and its Subsidiaries in the operation of the business of each of Sailfish and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Sailfish and its Subsidiaries as presently conducted, except where failure to do so has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. The consummation of the Transactions will not diminish or terminate the ownership of or rights in any material Intellectual Property owned or used by Sailfish or its Subsidiaries in their respective businesses as currently conducted and, except as would not reasonably be expected to have a Sailfish Material Adverse Effect, to the knowledge of Sailfish, after the Closing Date Sailfish and its Subsidiaries will have the right to use such Intellectual Property on the same basis as prior to the consummation of the Transactions.

Section 4.16 Real Property. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, and except with respect to any of Sailfish’s Oil and Gas Properties, (a) Sailfish and its Subsidiaries have good, valid and defensible title to all material real property owned by Sailfish or any of its Subsidiaries (collectively, the “Sailfish Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Sailfish or any of its Subsidiaries, in each case, including office leases, equipment yards, warehouses, and shore base facilities (collectively, including the improvements thereon, the “Sailfish Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Sailfish or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Sailfish Material Leased Real Property (each, a “Sailfish Material Real Property Lease”) to the knowledge of Sailfish is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Sailfish nor any of its Subsidiaries, or to the knowledge of Sailfish, any other party thereto, has received written notice of any default under any Sailfish Material Real Property Lease, and a true, correct and complete copy of each Sailfish Material Real Property Lease has been made available to Green Energy prior to the date hereof, and (c) there does not exist any pending or, to the knowledge of Sailfish, threatened, condemnation or eminent domain proceedings that affect any of the Sailfish Owned Real Property or Sailfish Material Leased Real Property.

Section 4.17 Surface and Seabed Rights. Each of Sailfish and its Subsidiaries has such consents, easements, rights-of-way, rights of use and easement, fee assets, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient in all respects to access, construct, operate, maintain, and repair the equipment and facilities related to Sailfish’s and its Subsidiaries’ Oil and Gas Properties, and to produce, gather, process and handle, transport, and market Hydrocarbons from or attributable to its and their respective currently-producing Oil and Gas Properties and otherwise to conduct its business in the ordinary course, consistent with past practice, and subject to the limitations, qualifications, reservations and encumbrances contained in any Sailfish SEC Document, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Each of Sailfish and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Sailfish Material Adverse Effect. All flowlines, risers, umbilicals, gathering lines, transportation facilities, platforms, and facilities operated by Sailfish and its Subsidiaries (even if on platforms not owned by Sailfish) are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Sailfish or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish has not received any written claim for access to any platforms, gathering lines, transportation lines, or other processing, marketing, or production handling facilities, whether under the Outer Continental Shelf Lands Act, the Natural Gas Act, the Interstate Commerce Act, or otherwise. Any gas gathering system constituting a part of the Oil and Gas Properties of Sailfish or its Subsidiaries has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted under Section 1(b) of the Natural Gas Act, and none of such Oil and Gas Properties have been or are certificated by the Federal Energy Regulatory Commission (“FERC”) under Section 7(c) of the Natural Gas Act or, to the knowledge of Sailfish are now subject to the jurisdiction of the FERC under the Natural Gas Act or Natural Gas Policy Act. None of the Oil and Gas Properties of Sailfish or its Subsidiaries are providing service under Section 311 of the Natural Gas Policy Act or under a tariff or other authorization on file with or approved by any Governmental Entity. None of the Oil and Gas Properties of or other oil pipelines owned by Sailfish or its Subsidiaries are providing service under or subject to the Interstate Commerce Act nor are Sailfish or its Subsidiaries or any such Oil and Gas Properties or oil pipelines subject to the jurisdiction of the FERC pursuant to the Interstate Commerce Act.

Section 4.18 Oil & Gas Matters.

(a) Except as has not had and would not be reasonably likely to have a Sailfish Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Sailfish Reserve Report and that is expressly described in Section 4.18(a) of the Sailfish Disclosure Letter or (ii) reflected in the Sailfish Reserve Report or in the Sailfish SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Sailfish and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Sailfish Reserve Report and in each case as attributable to interests owned by Sailfish and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means title of Sailfish or one or more of its Subsidiaries, as applicable (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them), beneficially or of record with any applicable Governmental Entity that (1) entitles Sailfish (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Sailfish Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties (other than decreases in connection with operations in which Sailfish or its applicable Subsidiary may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries), (2) obligates Sailfish (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Sailfish Reserve Report for such Oil and Gas Properties (other than increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws and increases that are accompanied by at least a proportionate increase in the net revenue interest of Sailfish and its applicable Subsidiaries) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) The factual, non-interpretive data (other than title data) supplied by Sailfish to the Sailfish Independent Petroleum Engineers relating to the Sailfish interests referred to in the Sailfish Reserve Report, by or on behalf of Sailfish and its Subsidiaries in connection with the preparation of the Sailfish Reserve Report was, as of the time provided, accurate in all material respects. The oil and gas reserve estimates of Sailfish set forth in the Sailfish Reserve Report are derived from reports that have been prepared by the Sailfish Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of Sailfish and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Sailfish Reserve Report that has had or would be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(c) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Sailfish or any of its Subsidiaries have been timely and properly paid, and (iii) none of Sailfish or any of its Subsidiaries (and, to Sailfish’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Sailfish or any of its Subsidiaries.

(d) All proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Sailfish and its Subsidiaries are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties are being held in suspense (by Sailfish, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason except as reported in the Sailfish SEC Documents. Neither Sailfish nor any of its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties, and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery. As of the dates reflected in the Disclosure Letter, neither Sailfish nor any of its Subsidiaries has any production, platform, transportation, production handling, processing, plant, or other imbalance, and no Person has given notice that any such imbalance constitutes all of the relevant Person’s ultimately recoverable reserves from a balancing area.

(e) As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Sailfish or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Sailfish reasonably anticipates will individually require expenditures after the Effective Time of greater than $10,000,000.

(f) All currently-producing wells and equipment related to Oil and Gas Properties operated by Sailfish or any of its Subsidiaries are in an operable state of repair, adequate to maintain operations in accordance with past practice, ordinary wear and tear excepted.

(g) As of the date hereof, neither Sailfish nor any of its Subsidiaries has failed to elect to participate in (or affirmatively elected not to participate in) any operation or activity which could result in any of such Person’s interest in any of its Oil and Gas Properties becoming subject to a penalty, premium, or forfeiture as a result of such election or lack thereof.

(h) All wells included in the Oil and Gas Properties of Sailfish or its Subsidiaries have been drilled and completed within the limits permitted by all applicable Oil and Gas Leases, contracts, and pooling or unit agreements. There are no wells or other equipment or facilities located on Sailfish’s or any of its Subsidiaries’ Oil and Gas Properties that such Person is, or will within 18 months after the date hereof be, obligated by any Laws or contract to plug, dismantle, decommission, and/or abandon or that have been plugged, dismantled, decommissioned, and/or abandoned in a manner that does not comply in all material respects with applicable Laws.

(i) There are no preferential rights to purchase or required third Person consents which may be applicable to the transactions contemplated by this Agreement, except for consents and approvals of Governmental Entities that are customarily obtained after Closing.

(j) Section 4.18(j) of the Sailfish Disclosure Letter lists all bonds, letters of credit, and other similar credit support instruments maintained by Sailfish or its Subsidiaries with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties.

(k) There are no wells (i) with respect to which Sailfish or any Sailfish Subsidiary has received an order from any Governmental Entity requiring that such well be plugged and abandoned that has not been plugged and abandoned, (ii) that, to the knowledge of Sailfish, formerly produced but that are currently shut in or temporarily abandoned or were dry holes and have not been plugged in accordance with applicable Laws, (iii) that, to the knowledge of Sailfish, have been or are required to be plugged and abandoned but have not been plugged in accordance with applicable Laws or (iv) to the knowledge of Sailfish, with respect to which Sailfish or any Sailfish Subsidiary has any Decommissioning Obligations that are required to have been performed and which have not been performed in accordance with applicable Laws.

(l) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, there does not exist any pending or, to the knowledge of Sailfish, threatened, condemnation or eminent domain proceedings that affect any of Sailfish’s Oil and Gas Properties.

Section 4.19 Environmental Matters.

(a) Except for those matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect:

(i) Sailfish and its Subsidiaries and their respective operations and assets are in compliance, and at all times since January 1, 2014 have complied, with all Environmental Laws and Environmental Permits;

(ii) Sailfish and its Subsidiaries have obtained all Environmental Permits required under Environmental Laws to operate the business as currently operated and all such Environmental Permits are in full force and effect, free from breach, and the Transactions will not adversely affect them;

(iii) Sailfish and its Subsidiaries are not subject to any pending, or to the knowledge of Sailfish, threatened Proceeding regarding any alleged violation of or liability under Environmental Laws (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit;

(iv) none of Sailfish or any of its Subsidiaries has received any written notice, report or other information from any Governmental Entity or any third party alleging, with respect to any such entity or any of their respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(v) neither Sailfish nor any of its Subsidiaries or their respective predecessors has handled, treated, recycled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials, or owned or operated any property or facility (and, to the knowledge of Sailfish, there have been no Releases of Hazardous Materials to or from any property or facility owned, operated or otherwise used by Sailfish or any of its Subsidiaries) in a manner that has given or would give rise to any liability, including any liability for response costs, corrective action costs, personal injury, property damage or natural resource damage, pursuant to CERCLA or any other Environmental Laws;

(vi) neither Sailfish nor any of its Subsidiaries or their respective predecessors has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws; and

(vii) there are no wells, pipelines, facilities, systems, platforms, or other equipment included in (or located on or otherwise attributable to) any of Sailfish’s or any of its Subsidiaries’ respective assets that are currently required to be plugged, abandoned and/or dismantled (whether pursuant to Law or any Contract or Oil and Gas Lease) by Sailfish or any of its Subsidiaries that have not been plugged, abandoned and/or dismantled in compliance therewith.

(b) Sailfish has provided or otherwise made available to Green Energy all environmental reports, studies, audits, site assessments and other similar documents in its, or the Sailfish Subsidiaries’, possession or control that are necessary to an understanding of Sailfish and its Subsidiaries’ compliance with, or liabilities arising under, Environmental Laws or Environmental Permits.

Section 4.20 Material Contracts.

(a) Section 4.20 of the Sailfish Disclosure Letter (together with the lists of exhibits contained in the Sailfish SEC Documents) sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which Sailfish or any of its Subsidiaries is bound:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Sailfish reasonably expects that Sailfish and its Subsidiaries will make or receive annual payments in excess of $10,000,000;

(iii) each Contract that constitutes a commitment or guarantee relating to Indebtedness for borrowed money or the deferred purchase price of property by Sailfish or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, other than agreements solely between or among Sailfish and its wholly owned Subsidiaries;

(iv) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $2,000,000 in any calendar year that are not terminable without penalty within 60 days;

(v) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of the Green Entities becoming Affiliates of Sailfish as a result of the Transactions, would by its terms materially restrict the ability of the Green Entities to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties (including Hydrocarbons) of Sailfish and its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each Contract that relates to the sale, transfer or other disposition of a business or assets by Sailfish or any of its Subsidiaries pursuant to which Sailfish or any of its Subsidiaries has any potential continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $10,000,000, excluding ordinary course indemnification obligations relating to obligations assumed by, or breaches of representations or warranties by, Sailfish or its Affiliates, or its or their respective predecessors in title, as part of the acquisition of any of their respective Oil and Gas Properties;

(viii) each Contract for any Derivative Transaction, and each International Swaps and Derivatives Association Master Agreement;

(ix) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Sailfish or any of its Subsidiaries;

(x) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Sailfish or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $10,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi) any material lease or sublease with respect to a Sailfish Material Leased Real Property;

(xii) each collective bargaining agreement to which Sailfish or any of its Subsidiaries is a party or is subject;

(xiii) each consulting, independent contractor, or master services agreement relating to the procurement of independent contractors or consultants through which Sailfish or any Affiliate is provided independent contractors or consultants;

(xiv) each Contract relating to a Sailfish Related Party Transaction;

(xv) each Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 1,000 barrels of oil equivalent per day of Hydrocarbons of Sailfish or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than 10 years;

(xvi) each Contract that, upon the consummation of the Transactions, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Sailfish or any of its Subsidiaries to any officer, director, consultant or employee of any of the foregoing;

(xvii) each Contract providing for indemnification of any officer, director or employee by Sailfish or any of its Subsidiaries (other than the Organizational Documents of Sailfish or of any of Sailfish’s Subsidiaries);

(xviii) each Contract that requires Sailfish or any of its Subsidiaries to make any advance, loan, extension of credit (other than ordinary course trade credit) or capital contribution to, or other investment in, any Person in excess of $10,000,000 (excluding provisions set forth in joint operating agreements or unit operating agreements calling for capital calls or contributions from non-defaulting parties to cover the funding obligations of defaulting parties);

(xix) any material Contract that contains a “change of control” provision to which Sailfish or any of its Subsidiaries is a party or is subject;

(xx) each Contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xxi) each Contract that (A) restricts the ability of Sailfish or any of its Subsidiaries to engage in or compete in any business or with any Person in an geographical area, (B) contains exclusivity obligations or restrictions binding on Sailfish or any of its Subsidiaries or (C) contains any standstill, “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal or any similar requirement or right in favor of any third party, in each case other than those contained in (i) any agreement in which such provision is solely for the benefit of Sailfish or any of its Subsidiaries, (ii) customary royalty pricing provisions in Oil and Gas Leases, (iii) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of Sailfish or any of its Subsidiaries, or (iv) non-circumvent, non-compete, or area of mutual interest provisions in confidentiality agreements executed by Sailfish or its Affiliates as part of a proposed acquisition that was not consummated, the term of which lasts for less than one (1) year and which apply to an area of 5,000 acres or less and 1 block or less, if offshore, and 320 acres or less, if onshore, to which Sailfish or any of its Subsidiaries or any of their respective Affiliates is subject;

(xxii) each Contract or Organizational Document of Sailfish or any of its Subsidiaries that would, on or after the Closing Date, prohibit or restrict the ability of Old Sailfish LLC or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, grant liens on any property or asset of New Sailfish, issue guarantees with respect to, or pay, any indebtedness, obligations or liabilities from time to time owed to New Sailfish or any of its Subsidiaries (including Old Sailfish LLC and its Subsidiaries), make loans or advances to New Sailfish or any of its Subsidiaries (including Old Sailfish LLC and its Subsidiaries), or transfer any of its properties or assets to New Sailfish or any of its Subsidiaries (including Old Sailfish LLC and its Subsidiaries); and

(xxiii) any Contract for the employment or engagement of any officer, individual employee or other person on a full-time, part-time or consulting basis with base salary in excess of $250,000;

(xxiv) except for intercompany transactions among Sailfish and the Sailfish Subsidiaries in the ordinary course of business consistent with past practices, any Contract for the license or sublicense of any Intellectual Property or other intangible asset (whether as a licensor or a licensee) that provides (A) for payment of $15,000,000 or more per year or (B) material exclusive rights to any third party.

(b) All written agreements of the type described in this Section 4.20, including those agreements filed with the SEC, shall be collectively referred to herein as the “Sailfish Contracts”. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, each Sailfish Contract is legal, valid, binding and enforceable in accordance with its terms on Sailfish and each of its Subsidiaries that is a party thereto and, to the knowledge of Sailfish, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, neither Sailfish nor any of its Subsidiaries is in breach or default under any Sailfish Contract nor, to the knowledge of Sailfish, is any other party to any such Sailfish Contract in breach or default thereunder. Sailfish has heretofore made available to Green Energy complete and correct copies of the Sailfish Contracts and any material amendments thereto as of the date hereof.

Section 4.21 Insurance. Set forth in Section 4.21 of the Sailfish Disclosure Letter is a true, correct and complete list of all material insurance policies held by Sailfish or any of its Subsidiaries as of the date of this Agreement (collectively, the “Sailfish Material Insurance Policies”). Each of the Sailfish Material Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Sailfish Material Insurance Policy has been made available to Green Energy upon Green Energy’s request prior to the date of this Agreement. All premiums payable under the Sailfish Material Insurance Policies prior to the date of this Agreement have been duly paid to date and Sailfish and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all Sailfish Material Insurance Policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Sailfish Material Insurance Policy.

Section 4.22 Opinion of Financial Advisor. The Sailfish Board has received the opinion of the Sailfish Financial Advisor addressed to the Sailfish Board to the effect that, as of the date of the opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Green Total Contribution Consideration to be paid pursuant to this Agreement and the Debt Exchange Agreement is fair from a financial point of view to Sailfish.

Section 4.23 Derivative Transactions. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect:

(a) All Derivative Transactions entered into by Sailfish or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with all applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Sailfish and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Sailfish and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

Section 4.24 Related Party Transactions. As of the date of this Agreement, neither Sailfish nor any of its Subsidiaries is party to any transaction or arrangement under which any (i) present or former executive officer or director of Sailfish or any of its Subsidiaries, (ii) beneficial owner of 5% or more of the Sailfish Common Stock or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract or transaction with or binding upon Sailfish or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case that have not been disclosed by Sailfish pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (any Contract, transaction or other arrangement of the type described in this sentence, a “Sailfish Related Party Transaction”) in the Sailfish SEC Documents.

Section 4.25 Corporate Governance.

(a) Since January 1, 2014, Sailfish has disclosed to its auditors and the Sailfish Board’s audit committee (i) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Sailfish’s ability to record, process, summarize and report its consolidated financial information, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Sailfish’s internal controls over financial reporting and (iii) any claim or allegation regarding any of the foregoing (any such disclosures, the “Sailfish Internal Controls Disclosures”). Sailfish has made available to Green Energy copies of any Sailfish Internal Controls Disclosures. Since January 1, 2014, neither Sailfish nor any of its Subsidiaries nor Sailfish’s independent auditor has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Sailfish or its Subsidiaries, or their respective internal accounting controls. Since January 1, 2014, neither Sailfish nor any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Sailfish (as defined in Rule 3b-7 under the Exchange Act) or director of Sailfish or any of its Subsidiaries.

(b) Sailfish has established and maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) in compliance in all material respects with Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by Sailfish in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Sailfish’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 4.26 Investment Company. Neither Sailfish nor any of its Subsidiaries is, or on the Closing Date will be, required to register as an investment company under the Investment Company Act of 1940, as amended.

Section 4.27 Regulatory Matters.

(a) Currently and for the past five years, neither Sailfish nor any of its Subsidiaries, nor, to Sailfish’s knowledge, its Affiliates, and none of their directors, managers or officers are or have been suspended or debarred from doing business with any Governmental Entity or is or has been the subject of a finding of noncompliance, non-responsibility or ineligibility for contracting with any Governmental Entity; and (ii) to Sailfish’s knowledge, Sailfish’s and Sailfish Subsidiaries’ cost accounting systems are in material compliance with applicable Law.

(b) Currently and for the past five years, neither Sailfish, its Subsidiaries, nor, to Sailfish’s knowledge, any of their respective directors, managers, officers, agents or employees (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or unlawfully offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would reasonably cause Sailfish, its Subsidiaries or its Affiliates to be in violation of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as amended, or any applicable Law of similar effect.

(c) Currently and for the past five years, Sailfish, its Subsidiaries, and its Affiliates have complied with all material aspects of applicable statutory and regulatory requirements relating to anti-money laundering, export controls, import controls, and trade and economic sanctions, including, in each case to the extent applicable and as amended (except to the extent inconsistent with U.S. law), Currency and Foreign Transactions Reporting Act of 1970, the Bank Secrecy Act of 1970 (“BSA”), the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity in any applicable jurisdiction (collectively, “Trade Control Laws”).

(d) To Sailfish’s knowledge, no Proceeding by or before any Governmental Entity involving Sailfish, its Subsidiaries, or its Affiliates, or any of their directors, officers, employees, or agents, or anyone acting on behalf of Sailfish or its Subsidiaries, with respect to any applicable Trade Control Laws is pending or threatened. For the past five years, no civil or criminal penalties have been imposed on Sailfish, or any of its Subsidiaries or Affiliates with respect to violations of any applicable Trade Control Laws.

(e) Except as would not constitute a Sailfish Material Adverse Effect, neither Sailfish, nor any of its Subsidiaries, Affiliates, directors, officers, employees or agents is a person that is, or is acting under the direction of, on behalf of or for the benefit of a person that is, or is owned or controlled by a person that is, or has transacted nor is transacting any business with or for the benefit of (i) a Prohibited Person, (ii) located, organized or ordinarily resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under U.S. Trade Control Laws, including, Crimea, Cuba, Iran, North Korea, and Syria, (iii) otherwise a party with which transactions are prohibited under U.S. Trade Control Laws, or (iv) otherwise engaged in any activities that would subject it, or any affiliated company, to affirmative SEC disclosure obligations pursuant to Section 13 of the Exchange Act, as amended by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012. For purposes of this Agreement, “Prohibited Person” means: (a) (i) persons identified in the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, in each case administered by OFAC, as amended from time to time, and any other sanctions or similar lists administered by the United States Government, including the Department of State and Department of Commerce and (ii) any persons owned 50% or more, directly or indirectly, or controlled by such persons; (b) persons identified on any sanctions lists of the European Union or any other jurisdiction where the Company or any of its Subsidiaries currently has or is proposing to have operations; and (c) persons identified on any list of sanctioned parties identified in a resolution of the United Nations Security Council.

(f) Sailfish has developed and implemented an anti-corruption compliance program which includes corporate policies and procedures designed to ensure compliance with the FCPA.

Section 4.28 No Additional Representations.

(a) Except for the Sailfish Group Representations, none of Sailfish, New Sailfish, Merger Sub, nor any other Person has made or makes any express or implied representation or warranty with respect to Sailfish, New Sailfish, or either of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with any Combination Agreement or the Transactions, and each of Sailfish, New Sailfish and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Sailfish, New Sailfish, Merger Sub nor any other Person makes or has made any representation or warranty to Green Production, Green Energy, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Sailfish, New Sailfish, Merger Sub or any of their Subsidiaries or their respective businesses; or (ii) except for the Sailfish Group Representations, any oral or written information presented to Green Production, Green Energy, or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Sailfish, New Sailfish, and Merger Sub, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Sailfish, New Sailfish and Merger Sub acknowledge and agree that none of Green Production, Green Energy, or any other Person has made or is making any representations or warranties relating to the Green Entities whatsoever, express or implied, beyond the Green Group Representations, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Green Entities furnished or made available to Sailfish, New Sailfish, or Merger Sub, or any of their Representatives and that neither Sailfish, New Sailfish nor Merger Sub has relied on any representation or warranty other than the Green Group Representations; it being acknowledged by Sailfish, New Sailfish and Merger Sub that the Green Signing Parties shall not be responsible for any representations and warranties other than those made by the Green Signing Parties in Article 5, any certificate delivered by any Green Signing Party pursuant to this Agreement, or any other representations and warranties expressly made by the Green Signing Parties in any other Combination Agreement. Without limiting the generality of the foregoing, Sailfish, New Sailfish and Merger Sub acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Sailfish, New Sailfish, Merger Sub or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF

THE GREEN SIGNING PARTIES

Except as set forth in (i) the Green Annual Reports (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure (it being agreed that this clause (i) shall not be applicable to Section 5.01, Section 5.02 or Section 5.03) or (ii) the disclosure letter delivered by the Green Signing Parties to Sailfish at or prior to the execution and delivery of this Agreement (the “Green Disclosure Letter”), the Green Signing Parties represent and warrant to Sailfish as follows:

Section 5.01 Organization, Good Standing and Qualification.

(a) Each Green Entity is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) Each Green Entity is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. Green Energy has heretofore made available to Sailfish complete and correct copies of its and its Subsidiaries’ Organizational Documents as of the date hereof.

Section 5.02 Capital Structure; Subsidiaries.

(a) Section 5.02(a) of the Green Disclosure Letter sets forth, as of the date of this Agreement and as of the Closing Date, the name and jurisdiction of organization of each (i) Green Entity and (ii) entity (other than the Green Entities) in which any Green Entity owns any Equity Interest.

(b) All of the outstanding Equity Interests in each Green Entity are duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of each Green Entity) and (in the case of all corporate Green Entities) nonassessable, and such Equity Interests are owned as set forth in Section 5.02(b) of the Green Disclosure Letter (as of the date hereof and as of the Closing Date) free and clear of any Encumbrances or limitations on voting rights. Except as set forth in the Organizational Documents of the Green Entities, there are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the Equity Interests in any Green Entity. The issuance and sale of all of the Equity Interests of each Green Entity has been in material compliance with all applicable Laws, including United States federal and state securities Laws. Except as set forth in the Organizational Documents of the Green Entities, no Green Entity has agreed to register any securities under any applicable Law, including the Securities Act or any state securities Law, or granted registration rights to any individual or entity. There are no outstanding contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly on the value or price of any capital stock of, or other securities or ownership interests in, any Green Entity.

(c) Except as required by this Agreement or as set forth in the Organizational Documents of the Green Entities, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities or agreements obligating any Green Entity to issue, transfer or sell any Equity Interests in any Green Entity or securities convertible into or exchangeable for such Equity Interests, (ii) contractual obligations of any Green Entity to repurchase, redeem or otherwise acquire any Equity

Interests of any Green Entity or any such securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which any Green Entity is a party with respect to the voting of the Equity Interests of any Green Entity. Immediately after the consummation of the Transactions, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, or other rights, convertible or agreements, obligating any Green Entity calling for the purchase or issuance of any Equity Interests in any Green Entity or securities convertible into or exchangeable for such Equity Interests.

Section 5.03 Authorization; No Conflict.

(a) Each Green Signing Party has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Green Signing Parties, the performance of its obligations hereunder and the consummation by the Green Signing Parties of the Transactions have been duly authorized by all necessary limited liability company action on the part of each Green Signing Party. Subject to the performance of the Ride Entities and the Apple Entities of their respective obligations under the Support Agreement, the execution and delivery of this Agreement by the Green Signing Parties do not, and the performance of this Agreement by the Green Signing Parties, and the consummation of the Transactions, will not, require any other consent, approval, authorization or permit of, or filing with or notification to any holder of Equity Interests in any Green Entity. This Agreement has been duly executed and delivered by each Green Signing Party and assuming that this Agreement constitutes the valid and binding obligation of Sailfish, New Sailfish and Merger Sub, constitutes a valid and binding obligation of each Green Signing Party enforceable against each Green Signing Party in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Apple Aggregator and the Ride Aggregator have approved this Agreement and the Transactions. The Board of Managers of Green Energy approved this Agreement and the Transactions. The sole member of Green Production approved this Agreement and the Transactions.

(b) The execution and delivery of this Agreement do not, and the consummation of the Transactions will not, require any consent of or other action by any Person under or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of the ownership of, or a material benefit or use under, or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer, first refusal, or other change in any right or obligation or the loss of any benefit, in each case, with respect to any of the properties or assets of any Green Entity (including, for the avoidance of doubt, any of their Oil and Gas Properties) under, any provision of (i) the Organizational Documents of any Green Entity, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise, certificate or license to which any Green Entity is a party or by which any Green Entity or their respective properties or assets are bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.03(d) are duly and timely obtained or made, any Law applicable to any Green Entity or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(c) No Green Entity is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of any Green Entity or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise or license to which any Green Entity is now a party or by which any Green Entity or any of their respective properties or assets is bound, except for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by any Green Entity in connection with the execution and delivery of this Agreement by the Green Signing Parties or the consummation by the Green Signing Parties of the Transactions, except for: (i)(A) the filing of a premerger notification report by Green Energy under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto, and (B) any filings required with respect to the Comisión Federal de Competencia Económica of the United Mexican States or required under the Mexican Granting Instruments; (ii) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (iii) the consent of the Comisión Nacional de Hidrocarburos of the United Mexican States; and (iv) any such consent, approval, order, authorization, registration, filing or permit that the failure to obtain or make has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 5.04 Financial Statements. Set forth on Section 5.04 of the Green Disclosure Letter are (a) copies of the audited consolidated balance sheet of Green Energy and its Subsidiaries as of December 31, 2014, 2015, and 2016, together with the related audited consolidated statements of operations, cash flows, and members’ equity of Green Energy and its Subsidiaries for the years then ended, and the related notes thereto, accompanied by the reports thereon of Ernst & Young LLP, independent public accountants (the “Green Energy Audited Financial Statements”), (b) copies of the audited consolidated balance sheet of Green Production and its Subsidiaries as of December 31, 2014, 2015, and 2016, together with the related audited consolidated statements of operations, cash flows, and members’ equity of Green Production and its Subsidiaries for the years then ended, and the related notes thereto, accompanied by the reports thereon of Ernst & Young LLP, independent public accountants (the “Green Production Audited Financial Statements” and together with the Green Energy Audited Financial Statements, the “Green Audited Financial Statements”) and (c) the unaudited consolidated balance sheet of Green Energy and its Subsidiaries as of June 30, 2017 and the related unaudited consolidated statements of operations, cash flows, and members’ equity of Green Energy and its Subsidiaries for the three and six-month periods then ended, and the related notes thereto (collectively, the “Green Interim Financial Statements” and together with the Green Audited Financial Statements, the “Green Financial Statements”). The Green Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal year-end audit adjustments) the financial position of Green Energy and its consolidated Subsidiaries and Green Production and its consolidated subsidiaries, as applicable, as of their respective dates and the results of operations and the cash flows of Green Energy and its consolidated Subsidiaries and Green Production and its consolidated Subsidiaries, as applicable, for the periods presented therein. The Green Financial Statements have been prepared from, and are in accordance with, the books and records of the Green Entities. The books and records of the Green Entities have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Ernst & Young LLP is an independent public accounting firm with respect to Green Energy and, as of the date of this Agreement, has not resigned or been dismissed as independent public accountants of Green Energy. No Green Entity is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Green Energy in any of the Green Financial Statements.

Section 5.05 Information Supplied. None of the information supplied or to be supplied by the Green Signing Parties for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to stockholders of Sailfish and at the time of the Sailfish Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Combined Consent Statement/Prospectus supplied by the Green Signing Parties will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by any Green Signing Party with respect to statements made therein based on information supplied by Sailfish or the Sailfish Subsidiaries specifically for inclusion in the Combined Consent Statement/Prospectus.

Section 5.06 Absence of Certain Changes or Events.

(a) Since December 31, 2016, there has not been any fact, circumstance, condition, event, change, effect, development or occurrence that, individually or in the aggregate, had or would be reasonably likely to have a Green Material Adverse Effect.

(b) Since December 31, 2016, there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of the Green Entities, taken as a whole.

(c) From December 31, 2016 through the date of this Agreement, (i) the Green Entities have conducted their business in the ordinary course of business consistent with past practices in all material respects and (ii) the Green Entities have not undertaken any action that would be prohibited by Section 6.02(b)(iv), (v), (vi), (vii), (ix) or (xii) if such provisions were in effect at all times since December 31, 2016.

Section 5.07 Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Green Energy, threatened against the Green Entities or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Green Entities. To the knowledge of Green Energy, as of the date hereof, no officer or director of the Green Entities is a defendant in any material Proceeding in connection with his or her status as an officer or director of the Green Entities. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity in effect to which any of the Green Entities is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of any of the Green Entities as currently conducted.

Section 5.08 No Undisclosed Liabilities. There are no liabilities or obligations of any of the Green Entities of any kind whatsoever (whether accrued, contingent, absolute, determined, determinable or otherwise), other than: (a) liabilities or obligations reflected or reserved against on the balance sheet of Green Energy dated as of December 31, 2016 (including the notes thereto) contained in the Green Financial Statements; (b) liabilities or obligations incurred in the ordinary course of business subsequent to December 31, 2016; (c) liabilities or obligations for fees and expenses incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities or obligations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 5.09 Green Permits; Compliance with Applicable Law.

(a) The Green Entities hold all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities (other than Oil and Gas Leases) necessary for the lawful conduct of their respective businesses (the “Green Permits”), except where the failure to so hold has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. All Green Permits are valid and in full force and effect, no default (with or without notice or lapse of time or both) has occurred under any such Green Permit, and no suspension or cancellation of such Green Permits is pending or threatened in writing or, to the knowledge of Green Energy, threatened orally, except where the failure to be in full force and effect, suspension or cancellation has not had and would not reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The Green Entities are in compliance with the terms of the Green Permits, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The businesses of the Green Entities are not currently being conducted, and at no time during the past three years have been conducted, in violation of any applicable Law, except for violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. To the knowledge of Green Energy, no investigation or review by any Governmental Entity with respect to the Green Entities is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(b) The Green Entities are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. No Green Entity has received any written communication since January 1, 2014 from a Governmental Entity that alleges that any Green Entity is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Green Material Adverse Effect.

Section 5.10 Broker’s Fees. Except for the fees and expenses payable to Citigroup Global Markets Inc. and UBS Securities LLC (the “Green Financial Advisor”), no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission from the Green Entities in connection with the Transactions based upon arrangements made by or on behalf of Green Energy, and the agreements with respect to such engagements have previously been made available to Sailfish.

Section 5.11 Green Benefit Plans.

(a) Set forth on Section 5.11(a) of the Green Disclosure Letter is a true and complete list, as of the date hereof, of each Green Benefit Plan. Green Energy has furnished or made available to Sailfish true, correct and complete copies of each of the Green Benefit Plans (or, with respect to any unwritten Green Benefit Plan, a written summary thereof) and, to the extent applicable, true, correct and complete copies of: (i) related trust documents and any amendments thereto, (ii) the insurance contracts and any amendments thereto, (iii) the most recent favorable determination or opinion letters, (iv) the most recent report filed on Form 5500 and accompanying schedules, (v) the most recent financial statements and actuarial reports, (vi) the current summary plan description (including all summaries of material modifications thereto) and (vii) all material correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity during the past three years.

(b) Each Green Benefit Plan has been established and administered in accordance with its terms and in material compliance with all applicable Laws. Each Green Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code and has received a favorable determination letter as to its qualification, or, if such Green Benefit Plan is a prototype plan, the opinion or notification letter for each such Green Benefit Plan and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Green Energy, threatened against, or with respect to, any of the Green Benefit Plans or their assets, except for such actions, suits or claims that are not material to any Green Entity and to the knowledge of Green Energy, no facts or circumstances exist that could reasonably be expected to give rise to any such action, suit or claim. There is no audit, inquiry, investigation, proceeding or examination pending or, to the knowledge of Green Energy, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity with respect to any Green Benefit Plan.

(d) Since January 1, 2014, all contributions required to be made to the Green Benefit Plans pursuant to their terms or applicable Laws have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in the Green Financial Statements or disclosed in the notes thereto in accordance with GAAP.

(f) No Green Entity, nor any member of an Aggregated Group to which any such Person belongs, contributes to, has an obligation to contribute to, or has any liability with respect to (including any contingent liability) and no Green Benefit Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code or a multiple employer welfare arrangement (as defined in Section 3(40)(A) or ERISA).

(g) No Green Benefit Plan or Green Entity provides, or has any obligation to provide, current or former employees of a Green Entity (or any beneficiaries thereof) welfare benefits (including medical and life or disability insurance benefits) after such Person terminates employment with the Green Entities, except for the coverage continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA. No Green Benefit Plan and no Green Entity provides, or has any obligation to provide, welfare benefits to any Person who is not an individual currently or formerly designated by a Green Entity as an employee of a Green Entity or a beneficiary thereof.

(h) Except for any items pursuant to the agreements set forth on Section 5.11(h) of the Green Disclosure Letter, neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will or can be reasonably expected to (i) entitle any current or former director, officer, employee or consultant of any Green Entity to any payment or benefit (including severance pay/benefits or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Green Benefit Plan; or (iii) result in any increase in benefits payable under any Green Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits or rights) in connection with the Transactions (either alone or in combination with another event or subsequent action) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Green Entity has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable Section 409A.

(i) Except as set forth on Section 5.11(i) of the Green Disclosure Letter, no Green Benefit Plan is maintained outside the jurisdiction of the United States or covers any employee residing or working outside the United States (any such Green Benefit Plan, a “Foreign Benefit Plan”). With respect to each Foreign Benefit Plan, the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance, or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procedure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Green Benefit Plan which, under the Laws of any jurisdiction outside of the United States, is required or approved by any Governmental Entity, has been so registered and approved and, to the knowledge of Green Energy, has been maintained in good standing with the applicable requirements of the Governmental Entities and, if intended to qualify for special Tax treatment, to the knowledge of Green Energy, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special Tax treatment with respect to such Foreign Benefit Plans.

Section 5.12 Labor Matters.

(a) Since January 1, 2014, no Green Entity has been a party to, or bound by, any collective bargaining agreement or other agreement with any labor union.

(b) Since January 1, 2014, there have been no existing or, to the knowledge of Green Energy, threatened unfair labor practices, charges or grievances against a Green Entity arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceedings.

(c) Since January 1, 2014, there have been no strikes, disputes, slowdowns, work stoppages or lockouts existing or, to the knowledge of Green Energy, threatened with respect to any employees of the Green Entities.

(d) Since January 1, 2014, there have been no union certification or representation petitions or demands with respect to any employees of the Green Entities and, to the knowledge of Green Energy, no union organizing campaign or similar effort is pending or threatened with respect to any employees of the Green Entities.

(e) All Green Entity employees are employed at will and all independent contractors are properly classified under all applicable Laws, including federal and state wage and hour laws.

(f) The Green Entities are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices including but not limited to Laws relating to wages and hours, including the Fair Labor Standards Act, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, discrimination, immigration control, employee classifications, misclassification of employees as independent contractors, safety and health, reductions in force, including the WARN Act, and the payment and withholding of Taxes, and there are no Proceedings pending or, to the knowledge of Green Energy, threatened against any Green Entity, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. Since January 1, 2014, no Green Entity has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to any Green Entity which has had or would be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 5.13 Taxes.

(a) (i) All material Tax Returns required to be filed by or with respect to the Green Entities before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) the Green Entities have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the Green Financial Statements, (iii) all material Taxes required to be withheld by the Green Entities have been timely withheld and, to the extent required, paid over to the appropriate Governmental Entity and the Green Entities have complied with all information reporting and backup withholding requirements, including maintenance of required forms and other records, and (iv) the charges, accruals and reserves for Taxes with respect to the Green Entities reflected in the December 31, 2016 consolidated balance sheet of Green Energy are adequate under GAAP to cover unpaid Tax liabilities of the Green Entities accruing through the date thereof.

(b) No Green Entity is party to any Tax Sharing Agreement, other than such an agreement exclusively between or among the Green Entities, and no Green Entity has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return.

(c) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, there is no outstanding material claim, assessment or deficiency against any Green Entity for any Taxes that has been asserted or threatened in writing by any Governmental Entity, and no written claim has been made, within the preceding three years, by a Governmental Entity in a jurisdiction where no Green Entity files Tax Returns or pays Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. No waiver or extension of any statute of limitations with respect to the assessment or collection of Taxes is in effect for the Green Entities.

(d) During the period beginning two years before the date hereof, no Green Entity has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

(e) Except as provided in Section 5.13 of the Green Disclosure Letter, each Green Entity is classified as a disregarded entity or a partnership for U.S. federal income tax purposes. Any Green Entity that is a partnership for U.S. federal income tax purposes has made or will make a valid election under Section 754 of the Code.

Section 5.14 Intellectual Property. The Green Entities own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Green Entities as presently conducted (collectively, the “Green Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. To the knowledge of Green Energy, the use of the Green Intellectual Property by the Green Entities in the operation of the business of the Green Entities as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The Green Entities have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of the Green Entities as presently conducted, except where failure to do so has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The consummation of the Transactions will not diminish or terminate the ownership of or rights in any material Intellectual Property owned or used by the Green Entities in their respective businesses as currently conducted and, except as would not reasonably be expected to have a Green Material Adverse Effect, to the knowledge of Green Energy, after the Closing Date the Green Entities will have the right to use such Intellectual Property on the same basis as prior to the consummation of the Transactions.

Section 5.15 Real Property. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, and except with respect to any of the Green Entities’ Oil and Gas Properties, (a) the Green Entities have good, valid and defensible title to all material real property owned by a Green Entity, in each case, including office leases, equipment yards, warehouses, and shore base facilities (collectively, the “Green Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by a Green Entity (collectively, including the improvements thereon, the “Green Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which a Green Entity is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Green Material Leased Real Property (each, a “Green Material Real Property Lease”) to the knowledge of Green Energy is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and no Green Entity, or to the knowledge of Green Energy, any other party thereto, has received written notice of any default under any Green Material Real Property Lease, and a true, correct and complete copy of each Green Material Real Property Lease has been made available to Sailfish prior to the date hereof, and (c) there does not exist any pending or, to the knowledge of Green Energy, threatened, condemnation or eminent domain proceedings that affect any of the Green Owned Real Property or Green Material Leased Real Property.

Section 5.16 Surface and Seabed Rights. Each Green Entity has such Rights-of-Way as are sufficient in all respects to access, construct, operate, maintain, and repair the equipment and facilities related to such Green Entity’s Oil and Gas Properties, and to produce, gather, process and handle, transport, and market Hydrocarbons from or attributable to their respective currently-producing Oil and Gas Properties and otherwise to conduct its business in the ordinary course, consistent with past practice, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect. Each Green Entity has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect. All flowlines, risers, umbilicals, gathering lines, transportation facilities, platforms, and facilities operated by any Green Entity (even if on platforms not owned by any Green Entity) are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by any Green Entity of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect. No Green Entity has received any written claim for access to any platforms, gathering lines, transportation lines, or other processing, marketing, or production handling facilities, whether under the Outer Continental Shelf Lands Act, the Natural Gas Act, the Interstate Commerce Act, or otherwise. Any gas gathering system constituting a part of the Oil and Gas Properties of any Green Entity has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted under Section 1(b) of the Natural Gas Act, and none of such Oil and Gas Properties have been or are certificated by the FERC under Section 7(c) of the Natural Gas Act or, to the knowledge of Green Energy, are now subject to the jurisdiction of the FERC under the Natural Gas Act or Natural Gas Policy Act. None of the Oil and Gas Properties of any Green Entity are providing service under Section 311 of the Natural Gas Policy Act or under a tariff or other authorization on file with or approved by any Governmental Entity. None of the Oil and Gas Properties of or other oil pipelines owned by any Green Entity are providing service under or subject to the Interstate Commerce Act nor is any Green Entity or its Subsidiaries or any such Oil and Gas Properties or oil pipelines subject to the jurisdiction of the FERC pursuant to the Interstate Commerce Act.

Section 5.17 Oil & Gas Matters.

(a) Except as has not had and would not be reasonably likely to have a Green Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Green Reserve Report and expressly described in Section 5.17(a) of the Green Disclosure Letter or (ii) reflected in the Green Reserve Report as having been sold or otherwise disposed of, as of the date hereof, the Green Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Green Reserve Report and in each case as attributable to interests owned by the Green Entities, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that one or more of the Green Entities’ title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them), beneficially or of record (other than the Mexican Granting Instruments) with any applicable Governmental Entity that (1) entitles one or more of the Green Entities to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Green Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties (other than decreases in connection with operations in which any Green Entity may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries), (2) obligates one or more of the Green Entities to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Green Reserve Report for such Oil and Gas Properties (other than increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws and increases that are accompanied by at least a proportionate increase in the net revenue interest of the Green Entities) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) The factual, non-interpretive data (other than title data) supplied by the Green Entities to the Green Independent Petroleum Engineers relating to the Green Entities’ interests referred to in the Green Reserve Report, in connection with the preparation of the Green Reserve Report was, as of the time provided, accurate in all material respects. The oil and gas reserve estimates of the Green Entities set forth in the Green Reserve Report are derived from reports that have been prepared by Green Energy and audited by the

Green Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Green Entities at the dates indicated therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Green Reserve Report that has had or would be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(c) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, (i) all rentals, shut-ins, periodic contractual fees and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by any Green Entity have been timely and properly paid and (iii) no Green Entity (and, to Green Energy’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Green Entity. Except as set forth in Section 5.17(c) of the Green Disclosure Letter, no portion of the Mexican Granting Instruments, or the lands or rights covered thereby, has been relinquished or surrendered, and the Green Energy Disclosure Letter accurately describes the current geographic area covered thereby after any such relinquishments and surrenders, together with the current phase of each Mexican Granting Instrument or portion thereof.

(d) All proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Green Entities are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties are being held in suspense (by any Green Entity, any third party operator thereof or any other Person or individual) for any reason except as set forth on Section 5.17(d) of the Green Disclosure Letter. No Green Entity is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties, and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery. As of the dates reflected in Section 5.17(d) of the Green Disclosure Letter, no Green Entity has any production, platform, transportation, production handling, processing, plant, or other imbalance, and no Person has given notice that any such imbalance constitutes all of the relevant Person’s ultimately recoverable reserves from a balancing area.

(e) As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on any Green Entity with respect to its or their respective Oil and Gas Properties that Green Energy reasonably anticipates will individually require expenditures after the Effective Time of greater than $10,000,000. Section 5.17(e) of the Green Disclosure Letter contains a true and complete description of any work program and/or budget for the current year and any future year, including any multi-year work program and budget, and any development plan, appraisal plan, exploration plan, or production plan in each case, that is binding or required with respect to the Mexican Granting Instruments or by virtue of Law, has been approved by the operating committee or other governing body under any applicable operating agreement, or has been approved or mandated by any Governmental Entity. No Green Entity is obligated (and has not, during the term of the Mexican Granting Instruments) to make any payment arising out of a failure to comply with minimum work obligations, minimum appraisal obligations, or any approved work program or budget.

(f) All currently-producing wells and equipment related to Oil and Gas Properties operated by any Green Entity are in an operable state of repair, adequate to maintain operations in accordance with past practice, ordinary wear and tear excepted. Section 5.17(f) of the Green Disclosure Letter sets forth any assessment of pre-existing damages provided to an applicable Governmental Entity under the Mexican Granting Instruments.

(g) As of the date hereof, no Green Entity has failed to elect to participate in (or affirmatively elected not to participate in) any operation or activity which could result in any of such Person’s interest in any of its Oil and Gas Properties becoming subject to a penalty, premium, or forfeiture as a result of such election or lack thereof.

(h) All wells included in the Oil and Gas Properties of the Green Entities have been drilled and completed within the limits permitted by all applicable Oil and Gas Leases, contracts, and pooling or unit agreements. There are no wells or other equipment or facilities located on any Green Entity’s Oil and Gas Properties that such Person is, or will within 18 months after the date hereof be, obligated by any Laws or contract to plug, dismantle, decommission, and/or abandon or that have been plugged, dismantled, decommissioned, and/or abandoned in a manner that does not comply in all material respects with applicable Laws.

(i) There are no preferential rights to purchase or required third Person consents which may be applicable to the transactions contemplated by this Agreement, except for consents and approvals of Governmental Entities that are customarily obtained after Closing.

(j) Section 5.17(j) of the Green Disclosure Letter lists all bonds, letters of credit, and other similar credit support instruments maintained by or on behalf of any Green Entity with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties.

(k) Section 5.17(k) of the Green Disclosure Letter sets forth all costs and expenses in respect of petroleum operations which, as of September 30, 2017, are attributable to each Mexican Granting Instruments and which the contractor thereunder is entitled to recover from Hydrocarbons produced from, or allocable to, each Mexican Granting Instrument. All such costs are “Eligible Costs” under the Mexican Granting Instruments.

(l) Each Mexican Granting Instrument, and each amendment or modification issues with respect thereto, or waiver of rights or interpretation by a Governmental Entity thereunder, has been validly issued and approved by the applicable Governmental Entities.

(m) The applicable Green Entity has such rights to export Hydrocarbons from the United Mexican States as are set forth in the Mexican Granting Instruments, and each applicable Green Entity’s export rights and privileges as are set forth in the Mexican Granting Instruments have not been curtailed or suspended by any Governmental Entity.

(n) Section 5.17(n) of the Green Disclosure Letter contains an accurate and complete description of any plugging and abandonment or decommissioning trust, surety, or other security, poste, provided, or otherwise held by or on behalf of any Green Entity with respect to the Mexican Granting Instruments.

(o) There are no wells (i) with respect to which any Green Entity has received an order from any Governmental Entity requiring that such well be plugged and abandoned that has not been plugged and abandoned, (ii) that, to the knowledge of Green Energy, formerly produced but that are temporarily abandoned or were dry holes and have not been plugged in accordance with applicable Laws, (iii) that, to the knowledge of Green Energy, have been or are required to be plugged and abandoned but have not been plugged in accordance with applicable Laws or (iv) to the knowledge of Green Energy, with respect to which any Green Entity has any Decommissioning Obligations that are required to have been performed and which have not been performed in accordance with applicable Laws.

(p) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, there does not exist any pending or, to the knowledge of Green Energy, threatened, condemnation or eminent domain proceedings that affect any of the Green Entities’ Oil and Gas Properties.

(q) To the knowledge of the Green Entities, solely with respect to the Mexican Granting Instrument described in subsection (ii) of the definition thereof, (i) the minimum work obligations required by such Mexican Granting Instrument have been fully satisfied with respect to the current period of such Mexican

Granting Instrument and (ii) the requirements in such Mexican Granting Instrument that the parties thereunder utilize a certain minimum percentage of Mexican labor or supply have been fully satisfied.

(r) As of the date of this Agreement, there is no secondee at any Green Entity under any joint operating agreement or similar agreement applicable to a Mexican Granting Instrument, and no third Person has requested or demanded any secondment in writing.

(s) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, no Green Entity is in default under the Mexican Granting Instruments.

(t) With respect to (i) that certain Agreement Regarding Surety Bond and Operator Substitution Option dated September 4, 2015 by and between Sierra O&G Exploración y Producción, S. de R.L. de C.V., Green Energy LLC, and Green Energy Offshore Mexico 2, S. de R.L. de C.V. and that certain Contribution Letter Agreement dated September 4, 2015 by and between Sierra O&G Exploración y Producción, S. de R.L. de C.V. and Green Energy LLC, in each case with respect to the Mexican Granting Instrument covering Contract Area 2, located in the shallow waters off of the state of Veracruz; and (ii) that certain Agreement Regarding Surety Bond and Operator Substitution Option dated September 4, 2015 by and between Sierra O&G Exploración y Producción, S. de R.L. de C.V., Green Energy LLC, and Green Energy Offshore Mexico 7, S. de R.L. de C.V. and that certain Contribution Letter Agreement dated September 4, 2015 by and between Green Energy and Sierra O&G Exploración y Producción, S. de R.L. de C.V. with respect to the Mexican Granting Instrument covering Contract Area 7, located in the shallow waters off of the state of Tabasco (the “Mexico Letter Agreements”), (A) no Green Entity which is a party to a Mexico Letter Agreement has breached any of its obligations thereunder, which breach has not been remedied (and, to the knowledge of Green Energy, no circumstance exists that, with the passage of time, the giving of notice, or both, would cause or constitute such a breach), such that Sierra O&G Exploración y Producción, S. de R.L. de C.V. may exercise its right to remove, or cause the resignation of, a Green Entity as operator under a Joint Operating Agreement applicable to the Mexican Granting Instruments, or cause a Green Entity to forfeit, sell, or otherwise divest or alienate all or any part of its interests in a Mexican Granting Instrument, (B) the Non-Operators (as defined in a Joint Operating Agreement applicable to the Mexican Granting Instruments) have not exercised their rights to remove a Green Operator as operator in accordance with Article 4.10.D.1 or Article 4.10.E.1 of such Joint Operating Agreements or cause a Green Entity to assign all of its interests thereunder pursuant to Article 4.10.D.3 of such Joint Operating Agreements; and (C) there has not been any draw under any Letter of Credit (as such term is defined in the applicable Mexico Letter Agreement).

Section 5.18 Environmental Matters.

(a) Except for those matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect:

(i) the Green Entities and their respective operations and assets are in compliance, and at all times since January 1, 2012 have complied, with all Environmental Laws and Environmental Permits;

(ii) the Green Entities have obtained all Environmental Permits required under Environmental Laws to operate the business as currently operated and all such Environmental Permits are in full force and effect, free from breach, and the Transactions will not adversely affect them;

(iii) the Green Entities are not subject to any pending, or to the knowledge of Green Energy, threatened Proceeding regarding any alleged violation of or liability under Environmental Laws (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit;

(iv) no Green Entity has received any written notice, report or other information from any Governmental Entity or any third party alleging, with respect to any such entity or any of its respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(v) no Green Entity or their respective predecessors has handled, treated, recycled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials, or owned or operated any property or facility (and, to the knowledge of Green Energy, there have been no Releases of Hazardous Materials to or from any property or facility owned, operated or otherwise used by any Green Entity) in a manner that has given or would give rise to any liability, including any liability for response costs, corrective action costs, personal injury, property damage or natural resource damage, pursuant to CERCLA or any other Environmental Laws;

(vi) no Green Entity or their respective predecessors has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws; and

(vii) There are no wells, pipelines, facilities, systems, platforms, or other equipment included in (or located on or otherwise attributable to) any Green Entity’s respective assets that are currently required to be plugged, abandoned and/or dismantled (whether pursuant to Law or any Contract or Oil and Gas Lease) by a Green Entity that have not been plugged, abandoned and/or dismantled in compliance therewith.

(b) Green Energy has provided or otherwise made available to Sailfish all environmental reports, studies, audits, site assessments and other similar documents in its, or its Subsidiaries’, possession or control that are necessary to an understanding of Green Energy and its Subsidiaries’ compliance with, or liabilities arising under, Environmental Laws or Environmental Permits.

Section 5.19 Material Contracts.

(a) Section 5.19 of the Green Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which any Green Entity is bound:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Green Energy reasonably expects that the Green Entities will make or receive annual payments in excess of $10,000,000;

(iii) each Contract that constitutes a commitment or guarantee relating to Indebtedness for borrowed money or the deferred purchase price of property by any Green Entity (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, other than agreements solely between or among the Green Entities;

(iv) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $2,000,000 in any calendar year that are not terminable without penalty within 60 days, other than contracts related to drilling rigs;

(v) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of the Green Entities becoming Affiliates of Sailfish as a result of the Transactions, would by its terms materially restrict the ability of Sailfish or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties (including Hydrocarbons) of the Green Entities, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each Contract that relates to the sale, transfer or other disposition of a business or assets by the Green Entities pursuant to which the Green Entities have any potential continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $10,000,000, excluding ordinary course indemnification obligations relating to obligations assumed by, or breaches of representations or warranties by, Green or its Affiliates, or its or their respective predecessors in title, as part of the acquisition of any of their respective Oil and Gas Properties;

(viii) each Contract for any Derivative Transaction, and each International Swaps and Derivatives Association Master Agreement;

(ix) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of any Green Entity;

(x) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring any Green Entity to make expenditures that would reasonably be expected to be in excess of $10,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi) any material lease or sublease with respect to a Green Material Leased Real Property;

(xii) each collective bargaining agreement to which any Green Entity is a party or is subject;

(xiii) each consulting, independent contractor, or master services agreement relating to the procurement of independent contractors or consultants through which a Green Entity is provided independent contractors or consultants;

(xiv) each Contract relating to a Green Related Party Transaction;

(xv) each Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 1,000 barrels of oil equivalent per day of Hydrocarbons of any Green Entity per day over a period of one month (calculated on a yearly average basis) or for a term greater than 10 years;

(xvi) each Contract that, upon the consummation of the Transactions, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from any Green Entity to any officer, director, consultant or employee of any of the foregoing or any of their Affiliates;

(xvii) each Contract providing for indemnification of any officer, director or employee by a Green Entity (other than the Organizational Documents of the Green Entities);

(xviii) each Contract that requires the Green Entities to make any advance, loan, extension of credit (other than ordinary course trade credit) or capital contribution to, or other investment in, any Person in excess of $10,000,000 (excluding provisions set forth in joint operating agreements or unit operating agreements calling for capital calls or contributions from non-defaulting parties to cover the funding obligations of defaulting parties);

(xix) any material Contract that contains a “change of control” provision to which a Green Entity is a party or is subject;

(xx) each Contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xxi) each Contract that (A) restricts the ability of the Green Entities to engage in or compete in any business or with any Person in an geographical area, (B) contains exclusivity obligations or restrictions binding on the Green Entities or (C) contains any standstill, “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal or any similar requirement or right in favor of any third party, in each case other than those contained in (1) any agreement in which such provision is solely for the benefit of a Green Entity, (2) customary royalty pricing provisions in Oil and Gas Leases or (3) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of a Green Entity, to which any Green Entity or any of their respective Affiliates is subject or (4) non-circumvent, non-compete, or area of mutual interest provisions in confidentiality agreements executed by a Green Entity as part of a proposed acquisition that was not consummated, the term of which lasts for less than one (1) year and which apply to an area of 5,000 acres or less and 1 block or less, if offshore and 320 acres or less, if onshore, to which a Green Entity is subject;

(xxii) each Contract or Organizational Document of a Green Entity that would, on or after the Closing Date, prohibit or restrict the ability of Sailfish, the Surviving Entity, or any of their respective Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any indebtedness, obligations or liabilities from time to time owed to Sailfish or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries), make loans or advances to Sailfish or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries), or transfer any of its properties or assets to Sailfish or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries);

(xxiii) any Contract for the employment or engagement of any officer, individual employee or other person on a full-time, part-time or consulting basis with base salary in excess of $250,000; and

(xxiv) except for intercompany transactions among the Green Entities in the ordinary course of business consistent with past practices, any Contract for the license or sublicense of any Intellectual Property or other intangible asset (whether as a licensor or a licensee) that provides (A) for payment of $15,000,000 or more per year or (B) material exclusive rights to any third party.

(b) All written agreements of the type described in this Section 5.19, shall be collectively referred to herein as the “Green Contracts.” Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, each Green Contract is legal, valid, binding and enforceable in accordance with its terms on each Green Entity that is a party thereto and, to the knowledge of Green Energy, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, no Green Entity is in breach or default under any Green Contract nor, to the knowledge of Green Energy, is any other party to any such Green Contract in breach or default thereunder. Green Energy has heretofore made available to Sailfish complete and correct copies of the Green Contracts and any material amendments thereto as of the date hereof.

Section 5.20 Insurance. Set forth in Section 5.20 of the Green Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Green Entities as of the date of this Agreement (collectively, the “Green Material Insurance Policies”). Each of the Green Material Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Green Material Insurance Policy has been made available to Sailfish upon Sailfish’s request prior to the date of this Agreement. All premiums payable under the Green Material Insurance Policies prior to the date of this Agreement have been duly paid to date and the Green Entities are otherwise in compliance in all material respects with the terms and conditions of all Green Material Insurance Policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Green Material Insurance Policy.

Section 5.21 Derivative Transactions. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect:

(a) All Derivative Transactions entered into by any Green Entity or for the account of any of its customers as of the date of this Agreement were entered into in accordance with all applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Green Entities, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Each Green Entity has duly performed in all respects all of its respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

Section 5.22 Related Party Transactions. As of the date of this Agreement, except as expressly listed in Section 5.22 of the Green Disclosure Letter, no Green Entity is party to any transaction or arrangement under which any (i) present or former executive officer or director of any Green Entity, (ii) beneficial owner of 5% or more of the Equity Interests of Green Energy or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract or transaction with or binding upon any Green Entity or owns or has any interest in any of their respective properties or assets (any Contract, transaction or other arrangement of the type described in this sentence, a “Green Related Party Transaction”).

Section 5.23 Investment Company. No Green Entity is, or on the Closing Date will be, required to register as an investment company under the Investment Company Act of 1940, as amended.

Section 5.24 Regulatory Matters.

(a) Currently and for the past five years, no Green Entity or, to Green Energy’s knowledge, any of their Affiliates, nor any of their directors, managers or officers are or have been suspended or debarred from doing business with any Governmental Entity or is or has been the subject of a finding of noncompliance, non-responsibility or ineligibility for contracting with any Governmental Entity; and (ii) to Green Energy’s knowledge, the Green Entities’ cost accounting systems are in material compliance with applicable Law.

(b) Currently and for the past five years, no Green Entity nor, to the Green Energy’s knowledge, any of their respective directors, managers, officers, agents or employees (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or unlawfully offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would reasonably cause the Green Entities to be in violation of the FCPA or any applicable Law of similar effect.

(c) Currently and for the past five years, the Green Entities have complied with all material aspects of applicable statutory and regulatory requirements relating to anti-money laundering, export controls, import controls, and trade and economic sanctions, including, in each case to the extent applicable and as amended (except to the extent inconsistent with U.S. law), Trade Control Laws.

(d) To Green Energy’s knowledge, no Proceeding by or before any Governmental Entity involving any Green Entity, or any of their respective directors, officers, employees, or agents, or anyone acting on behalf of any of the Green Entities, with respect to any applicable Trade Control Laws is pending or, to the knowledge of Green Energy, threatened. For the past five years, no civil or criminal penalties have been imposed on any Green Entity with respect to violations of any applicable Trade Control Laws.

(e) Except as would not constitute a Green Material Adverse Effect, no Green Entity and none of their directors, officers, employees or agents is a person that is, or is acting under the direction of, on behalf of or for the benefit of a person that is, or is owned or controlled by a person that is, or has transacted nor is transacting any business with or for the benefit of (i) a Prohibited Person, (ii) located, organized or ordinarily resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under U.S. Trade Control Laws, including, Crimea, Cuba, Iran, North Korea, and Syria, (iii) otherwise a party with which transactions are prohibited under U.S. Trade Control Laws, or (iv) otherwise engaged in any activities that would subject it, or any affiliated company, to affirmative SEC disclosure obligations pursuant to Section 13 of the Exchange Act, as amended by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012.

(f) The Green Entities have developed and implemented an anti-corruption compliance program which includes corporate policies and procedures designed to ensure compliance with the FCPA.

Section 5.25 Debt Commitment. Green Energy has delivered to Sailfish a complete and correct copy of the Debt Commitment Letter pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein to Green Production and to use commercially reasonable efforts to assemble a syndicate of financial institutions to provide additional lending amounts to Green Production. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Green Production and, to the knowledge of Green Energy, the other parties thereto.

Section 5.26 No Additional Representations.

(a) Except for the Green Group Representations, neither the Green Signing Parties nor any other Person has made or makes any express or implied representation or warranty with respect to any Green Entity or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Green Signing Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Green Signing Parties nor any other Person makes or has made any representation or warranty to Sailfish or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any of the Green Entities or their respective businesses; or (ii) except for the Green Group Representations, any oral or written information presented to Sailfish or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Green Entities, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Green Signing Parties acknowledge and agree that neither Sailfish nor any other Person has made or is making any representations or warranties relating to Sailfish or its Subsidiaries whatsoever, express or implied, beyond the Sailfish Group Representations, including any implied representation or warranty as to the accuracy or completeness of any information regarding Sailfish and its Subsidiaries furnished or made available to the Green Signing Parties or any of their Representatives, and that the Green Signing Parties have not relied on any representation or warranty other than the Sailfish Group Representations. Without limiting the generality of the foregoing, the Green Signing Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Green Signing Parties or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 6

CONDUCT OF THE BUSINESS

Section 6.01 Conduct of Sailfish and the Sailfish Subsidiaries Pending the Transactions. Except as set forth in the corresponding subsection of Section 6.01 of the Sailfish Disclosure Letter, as expressly provided by this

Agreement, as may be required by applicable Law, or otherwise consented to by Green Energy in writing (which consent shall not be unreasonably withheld, delayed or conditioned) Sailfish covenants and agrees that:

(a) until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, it shall, and shall cause each of its Subsidiaries to (i) conduct its businesses in the ordinary course consistent with past practice and, subject to Section 6.01(b)(ix), shall use reasonable best efforts to preserve intact its present business organization, retain Sailfish’s current officers and key employees, and preserve its relationships with Governmental Entities, employees and its key customers and suppliers, (ii) comply, in all material respects, with all applicable Law, and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of their Oil and Gas Properties; and

(b) without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, Sailfish shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distribution (in cash, stock or other equity, property or a combination thereof) in respect of any outstanding capital stock of, or other Equity Interests in, Sailfish or its Subsidiaries except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Sailfish to Sailfish or a direct or indirect wholly owned Subsidiary of Sailfish; (B) split, combine or reclassify any capital stock of, or other Equity Interests in, Sailfish or any of its Subsidiaries; or (C) reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, or offer to reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, directly or indirectly, any capital stock of, or other Equity Interests in, Sailfish, except as required by the terms of any existing capital stock or Equity Interest of a Sailfish Subsidiary or as required by any existing Sailfish Benefit Plan, in each case, as such terms, plans or agreements are in effect as of the date hereof;

(ii) transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, or authorize or propose to transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, any capital stock of, or other Equity Interests in, Sailfish or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or Equity Interests, other than: (A) the delivery of Sailfish Common Stock upon the expiration of any restrictions on any restricted stock or the vesting of any restricted stock units, in each case that are outstanding on the date hereof and granted under a Sailfish Stock Plan in accordance with the applicable terms thereof, (B) issuances by a wholly-owned Subsidiary of Sailfish of such Subsidiary’s capital stock or other Equity Interests to Sailfish or any other wholly-owned Subsidiary of Sailfish and (C) withholding of Sailfish Common Stock to satisfy any Tax withholding obligations with respect to awards granted pursuant to a Sailfish Stock Plan that are outstanding on the date of this Agreement in accordance with the applicable terms thereof;

(iii) amend or propose to amend the Organizational Documents of Sailfish or any of its Subsidiaries;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of Sailfish, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any Equity Interest in or the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of Sailfish or any of its Subsidiaries in effect on the date of this Agreement and listed on Section 6.01(b)(iv) of the Sailfish Disclosure Letter and (2) acquisitions for which the consideration (including all potentially payable “earn-out” condition or any other obligation to potentially pay consideration in the future) is no more than $10,000,000 individually and $15,000,000 in the aggregate or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than Sailfish or any of its wholly-owned Subsidiaries), except for (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices, and (2) capital contributions to, or investments in, any Person not in excess of $10,000,000 individually or $15,000,000 in the aggregate;

(v) sell, assign, license, transfer, abandon, lease or otherwise dispose of, or agree to sell, assign, license, transfer, abandon, lease or otherwise dispose of, any of its assets or properties, other than (A) pursuant to an agreement of Sailfish or any of its Subsidiaries in effect on the date of this Agreement and listed on Section 6.01(b)(v) of the Sailfish Disclosure Letter, (B) sales, leases or dispositions (1) for which the consideration is $5,000,000 or less or (2) of obsolete equipment made in the ordinary course of business that are not material to the business of Sailfish and its Subsidiaries or (C) sales of Hydrocarbons in the ordinary course of business consistent with past practices;

(vi) adopt, consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Sailfish or any of its Subsidiaries;

(vii) change in any material respect its accounting principles, practices or methods (or underlying assumptions) or annual accounting period, except as required by GAAP or any Governmental Entity or applicable Law;

(viii) except as otherwise done pursuant to an acquisition permitted by Section 6.01(b)(iv), (A) make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Sailfish has the authority to make such binding election, but excluding any election that must be made periodically and consistent with past practice), (B) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Sailfish Financial Statements or $5,000,000, or (C) change in any material respects any of its methods of reporting income or deductions for income Tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

(ix) except as required by applicable Law or the existing terms of any Sailfish Benefit Plan in effect on the date hereof and made available to Green Energy prior to the date hereof (A) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any current or former directors, officers or employees of Sailfish or its Subsidiaries, except for increases in the compensation or benefits of such employees made in the ordinary course of business consistent with past practice who are not officers or directors of Sailfish or its Subsidiaries and whose annual cash compensation would not exceed $250,000 after giving effect to any such increase; (B) pay or agree to pay to any director, officer or employee of Sailfish, whether past or present, any pension, retirement allowance or other employee benefit; (C) enter into any new, or materially amend or terminate any existing, employment, retention, change in control or severance or termination agreement with any director, officer or employee; (D) establish, adopt or become obligated under any collective bargaining agreement or any Employee Benefit Plan that was not in existence prior to the date of this Agreement, or amend or terminate any such plan or arrangement in existence on the date of this Agreement; (E) fund (or agree to fund) any compensation or benefits under any Sailfish Benefit Plan, including through a “rabbi” or similar trust; (F) hire any new employee or independent contractor with an annualized salary or fee of $250,000 or more or terminate the employment or service relationship of any employee or independent contractor with an annualized salary or fee of $250,000 or more, other than for cause; or (G) take any action to accelerate the vesting or payment of compensation or benefits under a Sailfish Benefit Plan or otherwise;

(x) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of Sailfish or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) in the ordinary course under existing credit facilities, subject to the limitations set forth on Section 6.01(b)(x)(A)(1) of the Sailfish Disclosure Letter, or (2) by Sailfish that is owed to any wholly-owned Subsidiary of Sailfish or by any

Subsidiary of Sailfish that is owed to Sailfish or a wholly-owned Subsidiary of Sailfish, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi) (A)(i) enter into any Contract that would be of a type described by clause (xxi) or (xxii) of the defined term “Sailfish Contract” or (ii) other than in the ordinary course of business consistent with past practice enter into any Contract that would constitute a Sailfish Contract (other than a Contract described by clause (xxi) or (xxii) of the defined term “Sailfish Contract,” which are the subject of clause (i) of this Section 6.01(b)(xi)(A)) if in effect on the date hereof, or (B) modify, amend, terminate or assign, waive or assign any material right or benefit under or consent to the termination of, any Sailfish Contract;

(xii) waive, release, discharge, pay, compromise, settle or offer or propose to settle, any Proceeding, or agree to the entry of any order or ruling, involving the payment of monetary damages by Sailfish or any of its Subsidiaries of any amount exceeding $1,000,000 in the aggregate, including costs or revenue reductions associated therewith; provided, however, that neither Sailfish nor any of its Subsidiaries shall settle or compromise any Proceeding, or agree to the entry of any order or ruling, if such settlement, compromise, order or ruling (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by Sailfish or any of its Subsidiaries or (C) has a restrictive impact on the business of Sailfish or any of its Subsidiaries in any material respect;

(xiii) (A) authorize or make capital expenditures that are in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in Sailfish’s capital expenditure budget for the period indicated as set forth in Section 6.01(b)(xiii) of the Sailfish Disclosure Letter (“Sailfish Budget”), except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise or (B) authorize or commit to make capital expenditures that are not contemplated in the Sailfish Budget that will individually require expenditures of greater than $10,000,000;

(xiv) fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xv) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xvi) enter into or amend any Sailfish Related Party Transaction;

(xvii) adopt any shareholder rights plan;

(xviii) enter into any new line of business;

(xix) fail to use reasonable best efforts to maintain all bonds, letters of credit, and other similar credit support instruments required with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties;

(xx) implement any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act or any similar applicable Law (collectively, the “WARN Act”); or

(xxi) agree or commit to take any action that is prohibited by this Section 6.01(b).

Section 6.02 Conduct of the Green Entities Pending the Transactions. Except as set forth in the corresponding subsection of Section 6.02 of the Green Disclosure Letter, as expressly provided by this Agreement, as is necessary to effect or incidental to the Green Reorganization, as may be required by applicable Law, or as otherwise consented to by Sailfish in writing (which consent shall not be unreasonably withheld, delayed or conditioned) the Green Signing Parties covenant and agree that:

(a) until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, each of them shall, and shall cause each other Green Entity to (i) conduct its businesses in the ordinary course consistent with past practice and, subject to Section 6.02(b)(ix), shall use reasonable best efforts to preserve intact its present business organization, retain each Green Entity’s current officers and key employees, and preserve their relationships with Governmental Entities, employees and its key customers and suppliers, (ii) comply, in all material respects, with all applicable Law, and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of its Oil and Gas Properties; and

(b) without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, each Green Signing Party shall not, and shall cause the other Green Entities not to:

(i) (A) declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distribution (in cash, stock or other equity, property or a combination thereof) in respect of any outstanding capital stock of, or other Equity Interests in, any Green Entity except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Green Energy to Green Energy or another direct or indirect wholly owned Subsidiary of Green Energy; (B) split, combine or reclassify any capital stock of, or other Equity Interests in, any Green Entity; or (C) reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, or offer to reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, directly or indirectly, any capital stock of, or other Equity Interests in, any Green Entity, except as required by the terms of any existing Equity Interests of any Subsidiary of Green Energy, as such terms are in effect as of the date hereof;

(ii) transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, or authorize or propose to transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, any Equity Interests in, any Green Entity or any securities convertible into, or any rights, warrants or options to acquire, any such Equity Interests, other than: issuances by a wholly-owned Subsidiary of Green Energy of such Green Subsidiary’s Equity Interests to Green Energy or any other wholly-owned Green Subsidiary;

(iii) amend or propose to amend the Organizational Documents of any Green Entity;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of Green Energy, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any Equity Interests in or the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of any Green Entity in effect on the date of this Agreement and listed on Section 5.19 of the Green Disclosure Letter and (2) acquisitions for which the consideration (including all potentially payable “earn-out” condition or any other obligation to potentially pay consideration in the future) is no more than $10,000,000 individually and $15,000,000 in the aggregate or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than any Green Entity), except for (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices, and (2) capital contributions to, or investments in, any Person not in excess of $10,000,000 individually or $15,000,000 in the aggregate;

(v) sell, assign, license, transfer, abandon, lease or otherwise dispose of, or agree to sell, assign, license, transfer, abandon, lease or otherwise dispose of, any of its assets or properties, other than

(A) pursuant to an agreement of any Green Entity in effect on the date of this Agreement and listed on Section 5.20 of the Green Disclosure Letter, (B) sales, leases or dispositions (1) for which the consideration is $5,000,000 or less or (2) of obsolete equipment made in the ordinary course of business and that are not material to the business of the Green Entities or (C) sales of Hydrocarbons in the ordinary course of business consistent with past practices;

(vi) adopt, consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of any Green Entity;

(vii) change in any material respect its accounting principles, practices or methods (or underlying assumptions) or annual accounting period, except as required by GAAP or any Governmental Entity or applicable Law;

(viii) except as otherwise done pursuant to an acquisition permitted by Section 6.02(b)(iv), (A) make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Green Energy has the authority to make such binding election, but excluding any election that must be made periodically and consistent with past practice), (B) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Green Financial Statements or $5,000,000, or (C) change in any material respects any of its methods of reporting income or deductions for income Tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

(ix) except as required by applicable Law or the existing terms of any Green Benefit Plan in effect on the date hereof and made available to Sailfish prior to the date hereof, (A) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any current or former directors, officers or employees of any Green Entity except for increases in the compensation or benefits of such employees made in the ordinary course of business consistent with past practice who are not officers or directors of the Green Entities and whose annual cash compensation would not exceed $250,000 after giving effect to any such increase; (B) pay or agree to pay to any director, officer or employee of any Green Entity, whether past or present, any pension, retirement allowance or other employee benefit; (C) enter into any new, or materially amend or terminate any existing, employment, retention, change in control or severance or termination agreement with any director, officer or employee; (D) establish, adopt or become obligated under any collective bargaining agreement or any Employee Benefit Plan that was not in existence prior to the date of this Agreement, or amend or terminate any such plan or arrangement in existence on the date of this Agreement; (E) fund (or agree to fund) any compensation or benefits under any Green Benefit Plan, including through a “rabbi” or similar trust; (F) hire any new employee or independent contractor with an annualized salary or fee of $250,000 or more, or terminate the employment or service relationship of any employee or independent contractor with an annualized salary or fee of $250,000 or more, other than for cause; or (G) take any action to accelerate the vesting or payment of compensation or benefits under a Green Benefit Plan or otherwise;

(x) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of any Green Entity in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) in the ordinary course under existing credit facilities, subject to the limitations set forth on Section 6.02(b)(x)(A)(1) of the Green Disclosure Letter or (2) by Green Energy that is owed to any wholly-owned Subsidiary of Green Energy or by any Subsidiary of Green Energy that is owed to Green Energy or a wholly-owned Subsidiary of Green Energy, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi) (A) (i) enter into any Contract that would be of a type described by clause (xvi) or (xvii) of the defined term “Green Contract” or (ii) other than in the ordinary course of business consistent with past practice enter into any Contract that would constitute a Green Contract (other than a Contract described by clause (xvi) or (xvii) of the defined term “Green Contract,” which are the subject of clause (i) of this Section 6.02(b)(xi)(A)) if in effect on the date hereof, or (B) modify, amend, terminate or assign, waive or assign any material right or benefit under or consent to the termination of, any Green Contract;

(xii) waive, release, discharge, pay, compromise, settle or offer or propose to settle, any Proceeding, or agree to the entry of any order or ruling, involving the payment of monetary damages by any Green Entity of any amount exceeding $1,000,000 in the aggregate, including costs or revenue reductions associated therewith; provided, however, that no Green Entity shall settle or compromise any Proceeding, or agree to the entry of any order or ruling, if such settlement, compromise, order or ruling (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by any Green Entity or (C) has a restrictive impact on the business of any Green Entity in any material respect;

(xiii) (A) authorize or make capital expenditures that are in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in the capital expenditure budget for the period indicated as set forth in Section 6.02(b)(xiii) of the Green Disclosure Letter (“Green Budget”), except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise or (B) authorize or commit to make capital expenditures that are not contemplated in the Green Budget that will individually require expenditures of greater than $10,000,000;

(xiv) fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xv) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xvi) enter into or amend any Green Related Party Transaction, or make any payment or incur any liability or obligation under any Green Related Party Transaction;

(xvii) enter into any new line of business;

(xviii) fail to use reasonable best efforts to maintain all bonds, letters of credit, and other similar credit support instruments required with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties;

(xix) implement any employee layoffs that could implicate the WARN Act; or

(xx) agree or commit to take any action that is prohibited by this Section 6.02(b).

ARTICLE 7

ADDITIONAL AGREEMENTS

Section 7.01 Preparation of Combined Consent Statement/Prospectus; Stockholders’ Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, and in no event later than 20 Business Days after the date of this Agreement, Sailfish and the Green Signing Parties shall cooperate in preparing, and Sailfish shall cause to be prepared and filed with the SEC, the Combined Consent Statement/Prospectus in preliminary form; provided, however, that the obligation set forth in this sentence shall not be breached if the Combined Consent Statement/Prospectus is not filed within such 20 Business Day period if Sailfish continues to work in good faith to file the Combined Consent Statement/Prospectus as soon as reasonably practicable thereafter. Each of Sailfish and the Green Signing Parties shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Combined Consent Statement/Prospectus and/or the Registration Statement. Sailfish shall promptly notify the other Parties upon the receipt of any oral or written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Combined Consent Statement/Prospectus or the Registration Statement and shall provide the other Parties with copies of all written correspondence and a summary of all oral communications between it, on the one hand, and the SEC and its staff, on the other hand, relating to the Combined Consent Statement/Prospectus or the Registration Statement. Sailfish shall cooperate and provide the other Parties with a reasonable opportunity to review and comment, which comments Sailfish shall consider implementing in good faith, on any correspondence (including responses to SEC comments), amendments or supplements to the Combined Consent Statement/Prospectus or the Registration Statement prior to filing with the SEC, and shall provide to the others a copy of all such filings made with the SEC. Each Party shall be given an opportunity to participate in any discussions or meetings with the SEC.

(b) As promptly as reasonably practicable following the date of this Agreement, and in no event later than 20 Business Days after the date of this Agreement, New Sailfish shall file with the SEC the Registration Statement containing the Combined Consent Statement/Prospectus; provided, however, that the obligation set forth in this sentence shall not be breached if the Registration Statement is not filed within such 20 Business Day period if Sailfish continues to work in good faith to file the Registration Statement as soon as reasonably practicable thereafter. New Sailfish shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other Transactions. New Sailfish shall take any action (other than filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of shares of New Sailfish Common Stock and Sailfish shall furnish all information concerning Sailfish and the holders of shares of Sailfish Common Stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Sailfish and New Sailfish shall cause the Combined Consent Statement/Prospectus to be mailed to Sailfish’s stockholders, and if necessary, after the definitive Combined Consent Statement/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Closing, the officers and directors of Green Energy or Sailfish discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Combined Consent Statement/Prospectus or Registration Statement not misleading, then such Party shall immediately notify the other Party of such misstatements or omissions. Sailfish shall advise Green Energy and Green Energy shall advise Sailfish, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of New Sailfish Common Stock for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Combined Consent Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c) The Green Signing Parties will promptly furnish to Sailfish such data and information relating to the Green Entities as Sailfish may reasonably request for the purpose of including such data and information in the Combined Consent Statement/Prospectus and the Registration Statement, and any amendments or supplements thereto.

(d) Sailfish shall (i) in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, take all actions to establish a record date (which will be as soon as reasonably practicable after the date upon which the Registration Statement is declared effective) for the purpose of determining Sailfish stockholders entitled to deliver written consents and to otherwise solicit and secure the Sailfish Stockholder Approval via written consent, (ii) in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, distribute to Sailfish’s stockholders the Combined Consent Statement/Prospectus, which shall include a form of consent that may be executed by the stockholders of Sailfish in connection with the Sailfish Stockholder Approval, as soon as reasonably practicable after the date upon which the Registration Statement becomes effective and (iii) except as provided in Section 7.05, use its reasonable best efforts to solicit from stockholders of Sailfish written consents in favor of approval of the Transactions and to take all other action necessary or advisable to secure the Sailfish Stockholder Approval; provided, however, that in the event of a Change of Recommendation, in lieu of seeking the Sailfish Stockholder Approval by written consent, Sailfish shall, in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, (i) promptly take all actions to establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”), for the purpose of voting on the Sailfish Stockholder Approval, (ii) in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, distribute to Sailfish’s stockholders the Combined Consent Statement/Prospectus, which shall include a proxy statement and form of proxy card in connection with the Sailfish Stockholder Approval, as soon as reasonably practicable after the date upon which the Registration Statement becomes effective and (iii) except as provided in Section 7.05, use its reasonable best efforts to solicit from stockholders of Sailfish proxies with respect to the Transactions. If necessary, after the definitive Combined Consent Statement/Prospectus has been mailed, Sailfish shall promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies. Without limiting the generality of the foregoing but subject to Section 9.03, Sailfish’s obligations pursuant to the first two sentences of this Section 7.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Sailfish of any Competing Proposal or (ii) any Change of Recommendation. Once the Special Meeting has been called and noticed, Sailfish shall not postpone or adjourn the Special Meeting without the consent of Green Energy (which consent shall not be unreasonably withheld or delayed) (other than to the extent necessary (i) for the absence of a quorum, or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Sailfish Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Sailfish’s stockholders prior to the Special Meeting; provided that in the event that the Special Meeting is delayed to a date after the End Date as a result of either (i) or (ii) of this sentence, then Green Energy may extend the End Date to the fifth Business Day after such date); provided that Sailfish shall, if requested by Green Energy, adjourn or postpone convening the Special Meeting (but in no event for more than 30 days from the date that the Special Meeting was originally scheduled to convene) (i) for the absence of quorum or (ii) to allow additional time to solicit additional proxies if necessary in order to obtain the Sailfish Stockholder Approval. Notwithstanding the foregoing, Sailfish may adjourn or postpone the Special Meeting to a date no later than the second Business Day after the expiration of any time period contemplated by Section 7.05(e)(iii)(B) or (e)(iv)(B). Except to the extent permitted by Section 7.05, (i) the Combined Consent Statement/Prospectus shall (x) state that the Sailfish Board has determined that this Agreement and the Transactions are advisable and in the best interests of Sailfish and (y) include the Sailfish Board Recommendation and (ii) neither the Sailfish Board nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to the Green Signing Parties, the Sailfish Board Recommendation.

Section 7.02 Employee Benefit Matters.

(a) With respect to each employee of Sailfish or any of the Sailfish Subsidiaries who is designated as an employee by Sailfish or any Sailfish Subsidiary immediately prior to the Closing Date, including those on vacation, sick leave, maternity leave, military service, disability, Family and Medical Leave Act leave or other approved leave of absence (each, a “Continuing Employee”), the Green Entities shall, or shall cause Old Sailfish LLC or one of its Subsidiaries to, (i) for the portion of the 12-month period following the Closing Date in which such Continuing Employee remains employed by Old Sailfish LLC, any of its Subsidiaries, or any of the Green Entities, provide an annualized base salary or base wage rate, as applicable, that is no less favorable than that in effect for such Continuing Employee immediately prior to the Closing Date; (ii) for the portion of the 12-month period following the Closing Date in which such

Continuing Employee remains employed by Old Sailfish LLC, any of its Subsidiaries, or any of the Green Entities, provide incentive compensation opportunities that are no less favorable than the incentive compensation opportunities provided to similarly situated employees of the Green Entities, New Sailfish or any of their respective subsidiaries; and (iii) for the portion of the period beginning on the Closing Date and ending on May 1, 2018 in which such Continuing Employee remains employed by Old Sailfish LLC, any of its Subsidiaries, or any of the Green Entities, make available a package of employee benefits (excluding equity-based compensation, defined benefits pursuant to qualified and nonqualified retirement plans, retiree health and welfare arrangements other than retiree medical benefits, perquisites and fringe benefits) that is no less favorable, in the aggregate, to the package of employee benefits made available to such Continuing Employee by Sailfish and the Sailfish Subsidiaries immediately prior to the Closing Date.

(b) Effective from and after the Closing Date, to the extent a Continuing Employee becomes eligible to participate in any Green Benefit Plan or any new Employee Benefit Plan sponsored or maintained by New Sailfish or any of its Subsidiaries or Affiliates (each, a “New Benefit Plan”) (other than any equity incentive compensation plan, program or arrangement), for purposes of determining eligibility to participate, benefit accrual, level of benefits and vesting, such Continuing Employee’s service that was recognized for similar purposes under a corresponding Sailfish Benefit Plan shall be treated as service under such Green Benefit Plan or New Benefit Plan, as applicable.

(c) Effective from and after the Closing Date, for purposes of each Employee Benefit Plan providing medical, dental, prescription drug, vision and/or other welfare benefits in which the Continuing Employees are eligible to participate following the Closing Date, if applicable and to the extent permitted by applicable Law, the Green Entities shall use commercially reasonable efforts to cause such Employee Benefit Plan to (i) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible spouse and eligible dependents due to pre-existing conditions or waiting periods, active employment requirements and requirements to show evidence of good health under such Employee Benefit Plan to the extent such conditions, periods or requirements are satisfied or waived (or otherwise inapplicable) under the corresponding Sailfish Benefit Plan immediately prior to the Closing Date and (ii) cause each such Employee Benefit Plan to provide each Continuing Employee with credit for all co-payments, deductibles and out-of-pocket limits and other fees paid by such Continuing Employee and his or her covered dependents prior to the Closing Date and in the same plan year in which the Closing Date occurs towards satisfying the applicable co-payments, deductibles, out-of-pocket limits or other fees under such Employee Benefit Plan for the remainder of the calendar year in which the Closing Date occurs.

(d) From and after the Closing Date, the Green Entities shall, or shall cause Old Sailfish LLC or one of its Subsidiaries to, assume and honor, in accordance with its terms, each Sailfish Benefit Plan and all obligations thereunder, including any rights or benefits arising as a result of the consummation of the Transactions (either alone or in combination with any other event, including termination of employment).

(e) The Green Entities hereby agree and acknowledge that the consummation of the Transactions constitutes a change of control or a change in control, as the case may be, to the extent applicable under those Sailfish Benefit Plans set forth on Section 7.02(e) of the Sailfish Disclosure Letter.

(f) The Green Entities shall, or shall cause Old Sailfish LLC or one of its Subsidiaries to, provide to each Continuing Employee who experiences an “Involuntary Termination” (as defined in the Stone Energy Corporation Executive Severance Plan, as in effect immediately prior to the Closing Date (the “Executive Severance Plan”) or in the Stone Energy Corporation Employee Severance Plan, as in effect immediately prior to the Closing Date (the “Severance Plan”), as applicable) during the 12-month period immediately following the Closing Date, with the applicable severance payments, rights and benefits provided for under the Executive Severance Plan or the Severance Plan, as applicable.

(g) In the event that the Closing Date occurs after December 31, 2017, but prior to March 15, 2018, Sailfish or one of the Sailfish Subsidiaries, as applicable, shall, in consultation with the Green Entities, be permitted to determine the amounts earned under the Stone Energy Corporation 2017 Annual Incentive Compensation Plan (the “Annual Incentive Plan”) in respect of the 2017 calendar year and provide for the payment of bonuses thereunder to the Continuing Employees on or prior to the Closing Date; provided, however, that such payments under the Annual Incentive Plan shall be based on actual performance determined by the Sailfish Board or the applicable committee thereof in good faith and in accordance with the criteria set forth in the Annual Incentive Plan (including any exhibits thereto).

(h) The Parties agree to the matters set forth on Section 7.02(h) of the Sailfish Disclosure Letter.

(i) The provisions of this Section 7.02 are solely for the benefit of the Parties hereto and nothing in this Section 7.02, express or implied, shall confer upon any employee (including any Continuing Employee), or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 7.02, express or implied, shall (i) be deemed to create any Employee Benefit Plan or amend any Employee Benefit Plan, (ii) be construed to prevent the Green Entities, Sailfish, any Sailfish Subsidiary or any of their respective Affiliates from terminating or modifying to any extent or in any respect any Employee Benefit Plan that they may establish or maintain in accordance with its terms, (iii) require the Green Entities, Sailfish, or any Sailfish Subsidiary to continue to employ or retain the services of any particular employee or other service provider for any period after the Closing, (iv) create a right in any employee to employment with the Green Entities, Sailfish, or any Sailfish Subsidiary, or (v) limit the right of the Green Entities, Sailfish, or any Sailfish Subsidiary to terminate the employment of any employee following Closing.

Section 7.03 Tax Matters.

(a) For U.S. federal income Tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income Tax treatment), the parties intend to treat the Transactions described in this Agreement as occurring as follows and in the following order:

(i) the Green Reorganization steps described in subsections (a) and (b) of Section 2.01 will be treated as tax-free distributions under Section 731 of the Code;

(ii) the Green Reorganization steps described in subsections (c) through (h) of Section 2.01 will be treated as nonrecognition transactions under Section 721 of the Code (except to the extent subject to withholding under FIRPTA);

(iii) the Green Reorganization steps described in subsections (i) through (k) of Section 2.01, collectively, will be treated as a non-taxable partnership continuation (with Green Production treated as a continuation of Green Energy) under Section 708, and the individual steps will be ignored;

(iv) the Merger will be treated as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and, together with the Green Contribution and the Green Debt Exchange, as part of a tax-deferred contribution under Section 351 of the Code;

(v) the New Sailfish Contribution and Conversion will be treated as a tax-free reorganization under Section 368(a)(1)(F) of the Code and as a mere change within a larger transaction, as permitted under Treasury Regulation Section 1.368-2(m)(3)(ii), with New Sailfish Sub being treated as a continuation of Sailfish following the Conversion;

(vi) the Green Production Contribution will be treated, together with the Merger, the Green Blocker Contributions and the Green Debt Exchange, as part of a tax-deferred contribution under Section 351 of the Code;

(vii) the Intermediate Blocker Contributions will be treated as nonrecognition transactions under Section 721 of the Code;

(viii) the Green Blocker Contributions will be treated, together with the Merger, the Green Production Contribution and the Green Debt Exchange, as part of a tax-deferred contribution under Section 351 of the Code;

(ix) the Old Sailfish LLC Contributions will be treated as a nonrecognition transaction under Section 721 of the Code; and

(x) the Green Debt Exchange will be treated, together with the Merger and the Green Contribution, as part of a tax-deferred contribution under Section 351 of the Code.

(collectively, the “Intended Tax Treatment”). The parties will prepare and file all Tax Returns in accordance with the Intended Tax Treatment and no party will take any inconsistent position therewith on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Entity. Furthermore, following the Closing, no party shall take any action that could adversely impact the Intended Tax Treatment, including, among other things, transferring, merging, liquidating or changing the tax classification of any of New Sailfish Sub, the Apple Blockers or the Ride Blocker or changing the tax classification of Old Sailfish LLC.

(b) For purposes of the Merger and the New Sailfish Reorganization, this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(c) Any and all existing Tax Sharing Agreements between any of the Green Entities, the Apple Blockers or the Ride Blocker, on the one hand, and any of their respective Affiliates, on the other hand, shall be terminated prior to the Closing and neither the Green Entities, the Apple Blockers nor the Ride Blocker shall have any further liability thereunder.

(d) Between the date hereof and the Closing Date, Sailfish shall prepare or cause to be prepared all Tax Returns of Sailfish and its Subsidiaries for any Tax period which are required to be filed on or before the Closing Date (taking extensions into account) using accounting methods, principles and positions consistent with those used for prior Tax periods, unless a change is required by applicable Law or regulation, and all such Tax Returns shall be timely filed and all related Taxes paid on or before the Closing Date.

(e) The Green Feeders, in their sole discretion, shall be entitled to (i) prepare or cause to be prepared and file or cause to be filed all Green Pre-Closing Flow-Through Tax Returns, (ii) participate in and control any Tax examination, audit, proceeding or similar inquiry or dispute by a Governmental Entity with respect to any such Tax Returns, and (iii) participate in and control any other correspondence regarding any such Tax Returns. Unless otherwise required by applicable Law, which shall be determined in the good faith discretion of the Green Feeders, no amended Tax Return or other Tax elections or changes in Tax methods with respect to a Green Pre-Closing Flow-Through Tax Return shall be filed or made by, on behalf, or with respect to any Green Entity after the Closing Date without the prior written consent of the Green Feeders.

(f) New Sailfish shall be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement or any other Combination Agreement (“Transfer Taxes”). The parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(g) Notwithstanding anything to the contrary in Section 6.02 or otherwise herein, the Green Entities shall be permitted to engage in internal restructuring transactions prior to the Closing solely for the purpose of mitigating any adverse effect resulting from changes in the Tax Laws of the Netherlands reasonably anticipated to take effect on or after the date hereof and prior to Closing; provided, however, that no such transactions shall be undertaken unless, at least five days prior to undertaking such transactions, a written notice (which may be delivered by electronic mail) has been provided to either Ken Beer at beerkh@stoneenergy.com or Karl Meche at mechekd@stoneenergy.com or such other representative identified by Sailfish to Green Energy (each, a “Sailfish Tax Representative”), which notice provides a reasonable description of the anticipated transactions and the reasons for undertaking such transactions, and thereafter, the Sailfish Tax Representatives shall be permitted to reasonably consult with the Green Entities regarding such anticipated transactions, pursuant to which the Green Entities shall consider in good faith any comments or concerns of the Sailfish Tax Representatives; provided, further, that if such transactions are reasonably expected to (i) have an adverse effect on Sailfish (taking into account any adverse effects that would reasonably be expected to be borne by Sailfish if such transactions were not undertaken), (ii) have an adverse effect on the value of the New Sailfish Common Stock to be issued in the Merger (taking into account any adverse effects that would reasonably be expected to affect the value of the New Sailfish Common Stock to be issued in the Merger if such transactions were not undertaken), (iii) violate applicable Law, or (iv) prevent or materially delay the Closing, then Section 6.02 (and not this Section 7.03(g)) shall apply to determine whether the Green Entities shall be permitted to engage in such internal restructuring transactions under this Agreement.

Section 7.04 Access; Confidentiality.

(a) Each of Sailfish and Green Energy shall, and each of them shall cause each of its respective Subsidiaries to, (i) afford to the other Party and its officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives (collectively, the “Representatives”), during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Article 9, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and (ii) furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each of Sailfish and Green Energy and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Each Party shall have the right to have a designee of such Party accompany the other Party and its Representatives on any visits or inspections of any properties of such Party and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, no Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to attorney-client privilege or the attorney work-product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement (provided that each Party shall use its reasonable best efforts to obtain the consent or waiver of any counterparty to such agreement necessary to disclose information otherwise disclosable hereunder), or that such access would jeopardize the protection of competitively sensitive information or that such access would unreasonably disrupt the operations of such Party or any of its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, no Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in such other Party’s good faith opinion upon the advice of legal counsel the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, no Party shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of such other Party (which may be granted or withheld in such other Party’s sole discretion). Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.04(a) for any purpose unrelated to the Transactions.

(b) Each of the Green Signing Parties, Sailfish, New Sailfish and Merger Sub acknowledges that the information provided to it and its Representatives in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement between Green Energy and Sailfish, dated as of April 10, 2017 (as amended or modified from time to time, the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated by reference. The Confidentiality Agreement shall terminate at the Closing.

(c) No investigation by any of the Parties or their respective Representatives made pursuant to this Section 7.04 shall modify, nullify, amend or otherwise affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

Section 7.05 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article 9, Sailfish will, will cause its Subsidiaries and its and their respective officers, directors, and employees to, and will use its reasonable best efforts to cause its other Representatives to, (i) immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person with respect to any Competing Proposal or any indication of interest that would reasonably be expected to lead to a Competing Proposal, (ii) immediately terminate access for any Person (other than the Green Entities and their respective Affiliates and Representatives) to any data room containing information with respect to Sailfish or its Subsidiaries and (iii) within one Business Day following the date hereof, request the return or destruction of any non-public information provided to any Person (other than the Green Entities and their respective Affiliates and Representatives) in connection with a Competing Proposal or any indication of interest that would reasonably be expected to lead to a Competing Proposal.

(b) Except as otherwise specifically provided for in this Section 7.05, from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 9, Sailfish will not, will cause its Subsidiaries and its and their respective officers, directors, and employees not to, and will use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, knowingly induce or knowingly facilitate (including by way of furnishing or affording access to any non-public information) any inquiries, proposals or offers which constitute, or could reasonably be expected to lead to, a Competing Proposal, (ii) conduct, participate or engage in any discussions or negotiations with any Person with respect to any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Competing Proposal, (iii) furnish or provide any non-public information regarding Sailfish or its Subsidiaries, or access to the properties, assets or employees of Sailfish or its Subsidiaries, to any Person (other than the Green Entities and their respective Affiliates and Representatives) in connection with or in response to an inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Competing Proposal, (iv) enter into any letter of intent, agreement in principle, or other agreement providing for a Competing Proposal (other than an Acceptable Confidentiality Agreement as provided in Section 7.05(e)(ii)), or (v) resolve, agree or publicly propose to, or permit Sailfish or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to, take any of the actions referred to in this Section 7.05(b).

(c) Unless specifically permitted by Section 7.05(e), Sailfish shall not (i) fail to include the Sailfish Board Recommendation in the Combined Consent Statement/Prospectus, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Green Signing Parties, the Sailfish Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal, (iv) fail to announce publicly within 10 Business Days after a tender or exchange offer relating to any Sailfish Common Stock shall have been commenced that the Sailfish Board recommends rejection of such tender or exchange offer and reaffirms the Sailfish Board Recommendation or (v) if a Competing Proposal has been publicly known (including by way of media rumors or speculation with respect thereto) or been delivered to the Sailfish Board, fail to publicly recommend against such Competing Proposal within 10 Business Days of the request of Green Energy and to reaffirm the Sailfish Board Recommendation within such 10 Business Day period upon such request (the taking of, or failing to take, as applicable, any action described in this Section 7.05(c) being referred to as a “Change of Recommendation”).

(d) From and after the date of this Agreement, Sailfish shall promptly (and in any event within 24 hours thereof) advise Green Energy of the receipt by Sailfish of any Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to Sailfish or any of its Subsidiaries made by any Person that has made or would reasonably be expected to make a Competing Proposal or any request for discussions or negotiations with Sailfish or a Representative of Sailfish relating to a Competing Proposal, and, in respect of each such Competing Proposal, Sailfish shall provide to Green Energy (within such 24 hour timeframe) (A) a copy of any such Competing Proposal made in writing provided to Sailfish or any of its Subsidiaries or (to Sailfish’s knowledge) their respective Representatives as well as copies of all written materials sent or provided to or from Sailfish or any of its Subsidiaries relating to such Competing Proposal and (B) a written summary of any material oral communications addressing such matters. Sailfish shall keep Green Energy reasonably informed of the status and material terms and conditions of any such Competing Proposal and reasonably informed on a prompt basis (and in any event within 24 hours thereof) of any material modification or proposed modification thereto, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide Green Energy with copies of any material correspondence and written materials and, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, Sailfish or any of its Representatives; and (y) on the other hand, the Person that made or submitted such Competing Proposal or any Representative of such Person. Sailfish shall (i) not release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill,” nondisclosure or similar agreement or provision to which Sailfish or any of its Subsidiaries or its Affiliates is or becomes a party or under which any of Sailfish, its Subsidiaries or its Affiliates has any rights and (ii) use its reasonable best efforts to enforce each such agreement or provision; provided, however, that notwithstanding clause (i) and (ii), Sailfish shall be permitted to release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of any such agreement solely to the extent necessary to permit any Person to communicate privately with the Sailfish Board in a manner that is otherwise permitted by this Agreement if the Sailfish Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the Sailfish Board’s fiduciary duties under applicable Law.

(e) Notwithstanding anything in this Agreement to the contrary, Sailfish or the Sailfish Board, may:

(i) to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that none of Sailfish, the Sailfish Board or any committee thereof shall, except as expressly permitted by Section 7.05(e)(iii) or Section 7.05(e)(iv) effect a Change of Recommendation, including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii) prior to the receipt of the Sailfish Stockholder Approval, engage in discussions and negotiations and furnish non-public information pursuant to an Acceptable Confidentiality Agreement with and to any Person who has made an unsolicited, written, bona fide Competing Proposal that has not been withdrawn and that did not result, directly or indirectly, from a breach of Section 7.05 if (A) prior to engaging in any such activities, the Sailfish Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is, or would reasonably be expected to lead to, a Superior Proposal and that the failure to engage in such activities would be inconsistent with the Sailfish Board’s fiduciary duties under applicable Law, (B) prior to furnishing any non-public information that is prohibited from being furnished pursuant to Section 7.05(b), Sailfish receives an executed confidentiality agreement from such Person that contains confidentiality and use terms that are, in the aggregate, no less favorable to Sailfish than those contained in the Confidentiality Agreement, that does not contain any provision requiring Sailfish or its Subsidiaries to pay or reimburse the counterparty’s expenses and that does not contain any provision that would prevent Sailfish from complying with its obligation to provide any disclosure to Green Energy required pursuant to Section 7.05 (an “Acceptable Confidentiality Agreement”) and (C) Sailfish and its Representatives otherwise comply with the provisions of this Section 7.05. Sailfish shall, and shall cause its Subsidiaries and its and their respective Representatives to, provide to Green Energy any information or access with respect to Sailfish and its Subsidiaries not previously provided to Green Energy that it is providing to another Person pursuant to this Section 7.05 before or immediately after such time as it provides such information or access to such other Person;

(iii) prior to the receipt of the Sailfish Stockholder Approval, in response to a written, unsolicited and bona fide Competing Proposal that has not been withdrawn and that did not result, directly or indirectly, from a breach of this Section 7.05, if the Sailfish Board so chooses, cause Sailfish to take any action contemplated by clause (i), (ii), (iv) and/or (v) of the defined term “Change of Recommendation”, if prior to taking or, as applicable, failing to take, such action:

(A) the Sailfish Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Competing Proposal is a Superior Proposal and that the failure to effect such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law (taking into account any adjustment to the terms and conditions of the Transactions proposed by Green Energy in response to such Competing Proposal);

(B) Sailfish shall have given prior written notice to Green Energy at least five (5) Business Days prior to taking such action (1) that Sailfish has received such proposal, specifying the material terms and conditions of such proposal and (2) that Sailfish intends to take such action, and the basis for such Change of Recommendation, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and any other material documents and correspondence in respect of such Superior Proposal (a “Notice”);

(C) during the five Business Days following such Notice (the “Notice Period”), Sailfish and its Representatives shall negotiate in good faith with Green Energy (to the extent Green Energy desires to negotiate) regarding any revisions to the terms of the Transactions proposed by Green Energy in response to such Superior Proposal; and

(D) following the Notice Period, the Sailfish Board, after consultation with its financial advisors and outside legal counsel (and taking into account any legally binding (if accepted by Sailfish) adjustment or modification of the terms of this Agreement proposed in writing by Green Energy), shall have determined in good faith that the Competing Proposal remains a Superior Proposal and that failure to effect such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided, however, that each time material modifications to the terms of a Competing Proposal that the Sailfish Board has determined to be a Superior Proposal are made, Sailfish shall be required to deliver a Notice to Green Energy and to again comply with the requirements of this Section 7.05(e)(iii) with respect to such revised Competing Proposal (it being understood that the Notice Period in respect of such revised Competing Proposal shall be the longer of (x) the remaining time of the initial Notice Period and (y) three Business Days); and

(iv) Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Sailfish Stockholder Approval, in response to an Intervening Event, if the Sailfish Board so chooses, cause Sailfish to take any action contemplated by clause (i) and/or (ii) of the defined term “Change of Recommendation”, if prior to taking such action:

(A) the Sailfish Board determines in good faith after consultation with its financial advisors and outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law;

(B) Sailfish shall have given prior written notice (an “IE Notice”) to Green Energy at least five (5) Business Days prior to taking such action that Sailfish has determined that an Intervening Event has occurred or arisen (which notice will reasonably describe such Intervening Event, including a detailed description of the events, facts and circumstances relating to such Intervening Event and any material documents and correspondence in respect of such Intervening Event and the reasons for such Change of Recommendation) and that Sailfish intends to effect such Change of Recommendation;

(C) during the five Business Days following such IE Notice (the “IE Notice Period”), Sailfish and its Representatives shall negotiate in good faith with Green Energy (to the extent Green Energy desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Green Energy in response to such Intervening Event; and

(D) following the IE Notice Period, the Sailfish Board, after consultation with its financial advisors and outside legal counsel (and taking into account any legally binding (if accepted by Sailfish) adjustment or modification of the terms of this Agreement proposed in writing by Green Energy), shall have determined in good faith that such proposed changes do not obviate the need for the Sailfish Board to effect such Change of Recommendation and that the failure to make such Change of Recommendation would be inconsistent with the Sailfish Board’s fiduciary duties under applicable Law.

(f) Nothing in this Section 7.05 is intended to restrict Sailfish, in response to an unsolicited inquiry related to an actual or potential Competing Proposal, from informing any Person of the existence of the provisions of this Section 7.05.

(g) Sailfish shall use its reasonable best efforts to inform all Representatives of Sailfish and its Subsidiaries and Affiliates of the restrictions described in this Section 7.05. The Parties agree that any breach of any of the terms of this Section 7.05 by any Sailfish Subsidiary or by any officer, director or employee of Sailfish or its Subsidiaries shall be deemed to be a breach of this Section  7.05 by Sailfish.

Section 7.06 Reasonable Best Efforts; Notifications, etc.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall (and shall cause each of its Subsidiaries to) use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary, proper or advisable actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary, proper or advisable registrations and filings and the taking of all steps as may be necessary, proper or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary, proper or advisable consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments reasonably necessary, proper or advisable to consummate the transactions contemplated hereby; provided, however, that, except as expressly contemplated by this Agreement or any other Combination Agreement, no Party shall be required to pay (and, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), none of the Parties or their respective Subsidiaries shall pay or agree to pay) any fee, penalty or other consideration to any third party (other than any filing fees paid or payable to any Governmental Entity) for any consent or approval required for the consummation of the Transactions. For the avoidance of doubt, a Change of Recommendation effected in accordance with this Agreement shall not constitute a breach of this Section 7.06(a).

(b) Each Party shall give prompt notice to the other Parties upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 8.02(a), Section 8.02(b), Section 8.03(a) or Section 8.03(b) not being met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 7.07 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 7.07(b) and (c), and not this Section 7.07(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary, proper or advisable in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than 15 Business Days following the date of this Agreement, the Parties shall make, or shall cause to be made, any filings required under the HSR Act and any filings, voluntary or required, under the Mexican Law of Economic Competition. Each of the Green Signing Parties, Sailfish and New Sailfish shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, the Green Signing Parties, Sailfish and New Sailfish shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. The Green Signing Parties, Sailfish and New Sailfish shall each use its reasonable best efforts to respond to and comply with any request for information or documentary material from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States, the Mexico Federal Commission of Economic Competition, or any other competition authority of any jurisdiction (“Antitrust Authority”).

(c) Each of the Green Signing Parties, Sailfish and New Sailfish shall, in connection with the efforts referenced in Section 7.07(b), (i) use its reasonable best efforts to cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Parties of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such person (or another Person) is or may be required in connection with the Transactions, and consider in good faith the views of the other Parties and keep the other Parties reasonably informed of the status of matters related to the Transactions, including furnishing the other Parties with any written notices or other communications received by such Party or its Affiliates from, or given by such Party or its Affiliates to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Parties to review in draft any proposed communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement or any of the Transactions unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws. Green Energy shall be entitled to direct and control antitrust strategy in connection with the review of the Transactions by any Antitrust Authority or other Person relating to any of the foregoing; provided, however, that it shall (i) afford Sailfish a reasonable opportunity to participate therein, (ii) give Sailfish a reasonable opportunity to review and comment on all filings or responses in connection with any such review, which comments Green Energy shall consider implementing in good faith, acting reasonably and (iii) keep Sailfish apprised of and consult with Sailfish with respect to, proposed strategy and any significant decisions related thereto. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.07 so as to preserve any applicable privilege.

(d) In furtherance and not in limitation of the foregoing, each of the Green Signing Parties and Sailfish and each of their respective Subsidiaries shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the Transactions under any Laws, including any Antitrust Laws; provided, however, that if, in order to resolve any objections, any Party is asked to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits Sailfish’s, a Green Signing Party’s or the Surviving Entity’s post-Closing freedom with respect to its or its Subsidiaries’ ability to retain any of the businesses, product lines, or assets of Sailfish, the Green Signing Parties, the Surviving Entity, or their Subsidiaries, such actions shall be conditioned upon the consummation of the Merger. In furtherance of the foregoing, each of the Green Signing Parties and Sailfish and each of their respective Subsidiaries shall use reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed).

(e) No Party shall take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

Section 7.08 Stockholder Litigation. Each Party shall promptly notify the other Party in writing in the event any Proceeding by any Governmental Entity or other Person is commenced against such Party, its Subsidiaries or any of their respective directors related to this Agreement or the Transactions or that seeks damages in connection therewith, and each Party shall keep the other Party informed on a reasonably current basis with respect to the status thereof. The Parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Without limiting the foregoing, Sailfish shall (i) give the Green Signing Parties the opportunity to participate, at their expense and subject to a customary joint defense agreement, in the defense or settlement of any such Proceeding, (ii) give the Green Signing Parties a reasonable opportunity to review and comment on all filings or responses to be made by Sailfish in connection with any such Proceeding, which comments Sailfish shall consider implementing in good faith and (iii) keep the Green Signing Parties apprised of and consult with the Green Signing Parties with respect to, proposed strategy and any significant decisions related thereto, and no settlement shall be agreed to or offered without Green Energy’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

Section 7.09 Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. Thereafter, so long as this Agreement is in effect, the Parties will not, and each Party will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions without the prior written approval of the other Party; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such Party’s capital stock is traded, provided such Party affords the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same, which comments such Party shall consider implementing in good faith; provided further that no provision of this Section 7.09 shall be deemed to (i) restrict in any manner a Party’s ability to make internal communications with its employees solely to the extent that they are consistent with (and do not contain any information not already included in) previous press releases, public disclosures or public statements made by a Party in compliance with this Section 7.09, (ii) restrict any disclosure of any information consistent with (and that does not contain any information not already included in) previous press releases, public disclosures or public statements made by a Party in compliance with this Section 7.09 or (iii) require Sailfish to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Competing Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 7.05. Notwithstanding anything to the contrary in this Agreement (or anything in the Confidentiality Agreement to the contrary), nothing in this Agreement shall restrict the ability of Green Energy or any of its Affiliates from making customary disclosures to current or prospective general or limited partners, equity holders, members, managers and investors of Apple, Ride or their respective Affiliates in the ordinary course of their business, in each case, who are subject to customary confidentiality restrictions.

Section 7.10 Director and Officer Indemnification and Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement, indemnification agreement or applicable Law in effect on the date hereof or otherwise, from the Effective Time and until the six year anniversary of the Effective Time, New Sailfish shall indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of any Green Signing Party or of Sailfish or any of its Subsidiaries or who acts as a fiduciary under any Green Benefit Plan or any Sailfish Benefit Plan or is or was serving at the request of any Green Signing Party or of Sailfish or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved, including as a witness, based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of any Green Signing Party or of Sailfish or any of its Subsidiaries, a fiduciary under any Green Benefit Plan or of any Sailfish Benefit Plan or is or was serving at the request of any Green Signing Party or of Sailfish or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and New Sailfish and Old Sailfish LLC shall, jointly and severally, pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain Sailfish’s regularly engaged legal counsel or other counsel satisfactory to such Indemnified Persons, and New Sailfish shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) New Sailfish shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.10(a), upon learning of any such Proceeding, shall notify New Sailfish (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 7.10(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by New Sailfish under this Section 7.10(a), such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by New Sailfish (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for New Sailfish, Sailfish, or the Indemnified Person within the last three years. Notwithstanding the foregoing and except as provided in Section 7.10(c), this Section 7.10(a) shall not require New Sailfish to indemnify, defend or hold harmless, or advance expenses to, any Indemnified Person in connection with any Proceeding (or part thereof) initiated by such Indemnified Person.

(b) New Sailfish shall not amend, repeal or otherwise modify any provision in the Organizational Documents of New Sailfish, or any of its Subsidiaries in any manner that would affect (or manage New Sailfish or any of its Subsidiaries, with the intent to or in a manner that would affect) adversely the rights thereunder or under the Organizational Documents of New Sailfish or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. In addition to the rights provided such persons by applicable Law, New Sailfish shall, and shall cause its Subsidiaries to, fulfill and honor all rights to indemnification, advancement of expenses, and exculpation from liability existing in favor of the current or former directors, officers and employees of Sailfish and its Subsidiaries.

(c) To the fullest extent permitted under applicable Law, New Sailfish shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 7.10, relating to the enforcement of such Indemnified Person’s rights under this Section 7.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Notwithstanding any other provision in this Agreement to the contrary, Sailfish will procure “tail” directors’ and officers’ liability and fiduciary liability insurance policies with a claims reporting or discovery period of at least six years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as Sailfish’s current directors’ and officers’ liability and fiduciary liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable than the current directors’ and officers’ liability and fiduciary liability insurance policies maintained by Sailfish with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Sailfish may not spend more than 300% (the “Cap Amount”) of the last annual premium paid by Sailfish prior to the date hereof for the six years of coverage under such “tail” policies.

(e) In the event that New Sailfish or any Subsidiary of New Sailfish, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of New Sailfish or such Subsidiary of New Sailfish, as the case may be, shall assume the obligations set forth in Section 7.10(a). New Sailfish shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary in a manner that would reasonably be expected to render New Sailfish unable to satisfy its obligations under Section 7.10(a). The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.10, and his heirs and representatives.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Sailfish or any of its Subsidiaries or their respective officers, directors, employees or agents or fiduciaries under any Sailfish Benefit Plan, it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution for any such claims under any such policies.

Section 7.11 Governance Matters.

(a) Sailfish shall cause the New Sailfish Amended Certificate to be filed with the Secretary of State of Delaware and the bylaws to be in the form attached hereto as Exhibit D immediately prior to Closing.

(b) Prior to the Effective Time, New Sailfish shall take all action necessary to cause New Sailfish’s Board of Directors, effective as of the Closing, to consist of the persons identified in Annex 7.11; provided, however, that if any person identified on such Annex is unable or unwilling to serve on the New Sailfish Board of Directors as of the Closing, then a substitute shall be designated by the Person or Persons identified on such Annex as designating such identified person.

(c) New Sailfish shall take all necessary action to cause Timothy S. Duncan to become the President and Chief Executive Officer of New Sailfish at the Effective Time.

(d) New Sailfish shall take all necessary action to cause the persons identified on Annex 7.11 to be elected or appointed, as applicable, as certain executive officers of New Sailfish, effective as of the Effective Time, subject to each such person’s agreement on terms acceptable to New Sailfish. If any such person is not willing to serve in such capacity then the Board of Directors of New Sailfish or the other governing body of New Sailfish, as applicable, after the Effective Time shall elect or appoint, as applicable, a person to serve in such capacity.

(e) Old Sailfish LLC shall take all necessary action to cause the persons identified on Annex 7.11 to be elected or appointed, as applicable, as certain executive officers of Old Sailfish LLC, effective as of the

Effective Time, subject to each such person’s agreement on terms acceptable to New Sailfish. If any such person is not willing to serve in such capacity then the Board of Directors of Old Sailfish LLC or the other governing body of Old Sailfish LLC, as applicable, after the Effective Time shall elect or appoint, as applicable, a person to serve in such capacity.

Section 7.12 Section 16 Matters. Prior to the Effective Time, New Sailfish and Sailfish shall take all such steps as may be required to cause any dispositions of equity securities of Sailfish (including derivative securities with respect thereto) or acquisitions of equity securities of New Sailfish (including derivative securities with respect thereto) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(b) of the Exchange Act with respect to Sailfish or who will become subject to such reporting requirements with respect to New Sailfish to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.13 Advice on Certain Matters; Control of Business. Subject to compliance with applicable Law, Sailfish and Green Energy shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect or Green Energy Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 7.07, Sailfish and Green Energy shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and its respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.14 Obligations of New Sailfish and Merger Sub. Sailfish shall take all action necessary to cause New Sailfish and Merger Sub to perform their respective obligations under this Agreement.

Section 7.15 Obligations of Green Entities. Green Energy shall take all action necessary to cause its Subsidiaries to perform their respective obligations under this Agreement.

Section 7.16 Treatment of Sailfish Notes.

(a) The Green Entities will be permitted to commence and conduct offers to purchase and exchange offers, and to conduct consent solicitations (each a “Debt Offer” and collectively, the “Debt Offers”) with respect to any or all of the outstanding aggregate principal amount of the Sailfish Notes pursuant to which, among other things, Green Production and Green Production Finance will (i) offer to all eligible holders of Sailfish Notes who are “accredited investors” (as defined in Rule 501 of Regulation D of the Securities Act of 1933) (other than Franklin Bondholder and MacKay Bondholder) the right, subject to the Closing, to tender their Sailfish Notes for New Second Lien Notes and (ii) solicit consents from holders of Sailfish Notes that are “accredited investors” (other than Franklin Bondholder and MacKay Bondholder) to certain amendments to the terms and provisions of the Sailfish Notes Indenture as described in the Debt Offer Documents; provided, that any such Debt Offer is consummated substantially simultaneously with the Closing as contemplated by Sections 2.15, 2.16 and 2.17. Green Production and Green Production Finance shall provide Sailfish with an offer to purchase, offer to exchange, consent solicitation, letter of transmittal or other related documentation in connection with the Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow Sailfish and its counsel to review and comment on such Debt Offer Documents. Green Production and Green Production Finance will reasonably consult with Sailfish regarding the timing and commencement of any Debt Offer and any tender deadlines. The closing of any Debt Offer shall be expressly conditioned on the occurrence of the Closing and the Parties shall use reasonable best efforts to cause the Debt Offers to close on the Closing Date as contemplated by Sections 2.15, 2.16 and 2.17. The Debt Offers shall be conducted in compliance with the Sailfish Notes Indenture and applicable Law, including SEC rules and regulations. Sailfish shall, and shall cause its subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Green Production in connection with the Debt Offers.

(b) Subject to the receipt of requisite consents, upon the request of Green Production and Green Production Finance, Sailfish shall execute the Sailfish Notes Supplemental Indenture amending the terms and provisions of the Sailfish Notes Indenture as described in the Debt Offer Documents, which supplemental indenture shall become effective upon execution by all parties thereto but shall become operative no earlier than the Closing Date and Sailfish shall use its reasonable best efforts to cause the Sailfish Notes Trustee to enter into the Sailfish Notes Supplemental Indenture prior to or substantially simultaneously with the Closing, at the request of Green Production and Green Production Finance and in compliance with applicable Law, including SEC rules and regulations. Sailfish shall, and shall cause its subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Green Production in connection with the execution of the Sailfish Notes Supplemental Indenture. If requested by Green Production, Sailfish’s counsel shall provide all customary legal opinions required by the Sailfish Notes Trustee in connection with its execution of the Sailfish Notes Supplemental Indenture to the extent such legal opinion is required to be delivered prior to the Closing Date. Notwithstanding the foregoing, in no event shall Sailfish or its legal counsel be required to provide an opinion with respect to the Sailfish Notes Supplemental Indenture that in the opinion of Sailfish or its legal counsel does not comply with applicable Law, including SEC rules and regulations, or the applicable indenture.

Section 7.17 Other Debt-Related Covenants.

(a) Each of Sailfish and Green Production agree to use reasonable best efforts to (i) deliver notices of prepayment (which shall be delivered in advance of Closing and conditioned upon the occurrence of the Closing) and take any actions at or prior to the Effective Time that are reasonably necessary to facilitate the prepayment of all outstanding amounts under their respective Revolving Credit Agreements (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate Sailfish or Green Production or their respective subsidiaries to complete such prepayment prior to the occurrence of the Closing); (ii) arrange for customary payoff letters, lien terminations and releases and instruments and acknowledgements of discharge in respect of any of the Revolving Credit Agreements on or prior to the Closing Date; and (iii) take all other reasonable actions to facilitate the payoff, discharge and termination in full at the Closing of all amounts outstanding under any of the Revolving Credit Agreements.

(b) Each of Sailfish and Green Production agree to use reasonable best efforts to do (or cause to be done) all things necessary or advisable to arrange and obtain the New Revolving Credit Facility no later than the date the Closing is required to be effected in accordance with Section 3.01, including using reasonable best efforts to (i) furnish the Debt Providers with financial and other pertinent information regarding Sailfish and its subsidiaries and Green Production and its subsidiaries, including providing the Debt Providers with the information required pursuant to the Debt Commitment Letter (all such information, the “Required Information”); (ii) participate in a reasonable number of meetings, drafting sessions, road shows, rating agency presentations and due diligence sessions and sessions with rating agencies; (iii) furnish the Debt Providers as promptly as practicable with pertinent information regarding Sailfish and its Subsidiaries’ and Green Production and its Subsidiaries’ assets and operations as is customary in connection with the New Revolving Credit Facility and any security required therefor, including providing, as promptly as practicable following a request therefor, monthly financial and operating data relating to Sailfish and its Subsidiaries’ and Green Production and its Subsidiaries’ assets and operations; (iv) assist the Debt Providers in the preparation of (A) a customary information memorandum for the New Revolving Credit Facility; and (B) materials for rating agency presentations; (v) use reasonable best efforts to obtain such Uniform

Commercial Code, bankruptcy, litigation and similar lien searches reasonably requested by the Debt Providers; (vi) take all corporate actions, subject to the consummation of the Closing, to permit the entry into of the New Revolving Credit Facility and to permit the proceeds thereof to be made available to Green Production or its Affiliates on the Closing Date; (vii) cause the appropriate authorized representatives of Sailfish and Green Production, as applicable, to execute and deliver any pledge and security documents, definitive financing documents or other certificates or documents as may be reasonably requested by the Debt Providers or otherwise facilitate the pledging of collateral for delivery at the entry into of the New Revolving Credit Facility on and as of the Closing (unless otherwise specified); (viii) cause the appropriate authorized representatives of Sailfish or Green Production, as applicable, to execute and deliver any credit agreements or indentures or other definitive financing documents on and as of the Closing; (ix) provide authorization letters to the Debt Providers authorizing the distribution of information to prospective lenders; (x) cooperate reasonably with the Debt Providers’ due diligence, to the extent customary and reasonable; (xi) obtain accountant’s comfort letters and legal opinions customary for financings similar to the New Revolving Credit Facility; (xii) at least five (5) days prior to the Closing, providing all documentation and other information about Sailfish and each of its Subsidiaries and Green Production and each of its Subsidiaries as is reasonably requested which relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT ACT and (xiii) take all actions reasonably necessary to permit the Debt Providers to evaluate Sailfish’s and Green Production’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto. Any information provided by Sailfish or Green Production in connection with seeking the New Revolving Credit Facility shall be prepared in good faith. The Parties further agree to consult in good faith and consider each other’s comments with respect to the documentation, terms and conditions, timing and commencement of efforts to obtain the New Revolving Facility. The closing of the New Revolving Facility shall be expressly conditioned on the occurrence of the Closing.

Section 7.18 Standstill. The Green Signing Parties hereby confirm that the Confidentiality Agreement (including specifically Section 14 thereof) remains binding on Green Energy and, pursuant to the terms thereof, the Green Signing Parties shall (and shall cause their “Representatives” (as such term is defined in the Confidentiality Agreement) to) continue to comply with such agreement, including specifically Section 14 thereof, except as expressly contemplated and/or permitted by this Agreement and the other Combination Agreements.

Section 7.19 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the Transactions, the Parties shall use their respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Transactions.

ARTICLE 8

CONDITIONS

Section 8.01 Conditions to Each Party’s Obligations to Effect the Transactions. The obligations of each Party to effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) the waiver on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approval. The Sailfish Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Sailfish.

(b) Antitrust/Competition. (i) Any applicable waiting period (and extension thereof) under the HSR Act shall have expired or been earlier terminated and (ii) the applicable approval by the Mexican Comisión Federal de Competencia Económica or such other authorities with jurisdiction over antitrust matters in Mexico shall have been obtained (as applicable).

(c) No Injunctions or Restraints. There shall be no Law, injunction, ruling judgment, order, or decree of any Governmental Entity of competent jurisdiction that is in effect which temporarily or permanently makes illegal, prohibits or enjoins the consummation of the Transactions.

(d) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 4.03 of the Sailfish Disclosure Letter or Section 5.03 of the Green Disclosure Letter that are required to consummate the Transactions shall have been obtained.

(e) Effective Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

(f) NYSE Listing. The shares of New Sailfish Common Stock to be issued in connection with the Transactions shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Reserved.

(h) Debt Exchange. The conditions to the closing of the transactions contemplated by (i) the Debt Exchange Agreement and (ii) the Tender Offer and Consent Solicitation, in each case, shall have been satisfied or waived and the parties thereto shall be ready, willing and able to close the such Transactions substantially contemporaneously with the other Transactions contemplated to occur at Closing, in the order contemplated by Article 2. A majority of the Sailfish Notes (excluding Sailfish Notes held by Franklin Bondholder and MacKay Bondholder) shall have been tendered pursuant to the Tender Offer and Consent Solicitation for the consideration offered thereunder and the Sailfish Notes Supplemental Indenture shall have become effective (and the amendments therein (and collateral releases, if any) shall have become operative).

(i) Support Agreement. The conditions to the closing of the transactions contemplated by the Support Agreement shall have been satisfied or waived as contemplated therein and the parties thereto shall be ready, willing and able to close such Transactions substantially contemporaneously with the other Transactions contemplated to occur at Closing, in the order contemplated by Article 2.

(j) Mexican Granting Instruments. The Green Entities shall have received in each case if, and to the extent, applicable to the Transactions: (i) consent required from any Mexican Governmental Entity with respect to the Mexican Granting Instruments, without material adverse conditions or stipulations thereon, (ii) consent to the transactions contemplated hereby required from any third Person under any operating agreement applicable to a Mexican Granting Instrument, and (iii) waiver (or deemed waiver without exercise) of any third Person preferential right to purchase, right of first refusal, or similar right, and expiration of exclusive negotiations with respect to any right of first offer or negotiation, in each case, under any operating agreement or other agreement applicable to a Mexican Granting Instrument.

Section 8.02 Conditions to Obligations of the Green Signing Parties. The obligations of the Green Signing Parties to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) the waiver by Green Energy on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Sailfish, New Sailfish and Merger Sub set forth in Section 4.02 and Section 4.07(a) shall be true and correct (except, with respect to Section 4.02, for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date);

(ii) The representations and warranties of Sailfish, New Sailfish and Merger Sub set forth in Section 4.01, Section 4.03 and Section 4.11 shall be true and correct in all material respects as of the date of this Agreement and the Closing (without regard to qualification or exceptions contained therein as to “materiality” or “Sailfish Material Adverse Effect”), as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date); and

(iii) all other representations and warranties of Sailfish, New Sailfish and Merger Sub set forth in Article 4 shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Sailfish Material Adverse Effect”) would not have or reasonably be expected to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(b) Performance of Obligations. Sailfish, New Sailfish and Merger Sub shall have performed in all material respects all obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date.

(c) Certificate. Sailfish shall have delivered to Green Energy a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of Sailfish certifying to the effect that the conditions set forth in Sections 8.02(a), Section 8.02(b) and Section 8.02(d) have been satisfied.

(d) No Sailfish Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, occurrence, event, development, change, effect or condition which, individually or in the aggregate, has had or would reasonably be expected to have a Sailfish Material Adverse Effect.

Section 8.03 Conditions to Obligations of Sailfish, New Sailfish and Merger Sub. The obligations of Sailfish, New Sailfish and Merger Sub to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) the waiver by Sailfish on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Green Signing Parties set forth in Section 5.02 and Section 5.06(a) shall be true and correct (except, with respect to Section 5.02, for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date);

(ii) The representations and warranties of the Green Signing Parties set forth in Section 5.01, Section 5.03 and Section 5.10 shall be true and correct in all material respects (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”) as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date);

(iii) all other representations and warranties of the Green Signing Parties set forth in Article 5 shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect;

(b) Performance of Obligations. The Green Signing Parties shall have performed in all material respects all obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date.

(c) Certificates. The Green Signing Parties shall have delivered to Sailfish a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of Green Energy certifying that the conditions set forth in Sections 8.03(a), Section 8.03(b) and Section 8.03(d) have been satisfied.

(d) No Green Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, occurrence, event, development, change, effect or condition which, individually or in the aggregate, has had or would reasonably be expected to have a Green Material Adverse Effect.

(e) Termination of Green Related Party Transactions. The Green Related Party Transactions set forth on Annex 8.03(e) shall have been terminated on or before the Closing Date without the payment of (or the obligation to pay) any amounts in connection therewith by any Green Entity, and evidence of such terminations shall have been delivered to Sailfish.

ARTICLE 9

TERMINATION

Section 9.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after the Sailfish Stockholder Approval has been obtained, by mutual written consent of Green Energy and Sailfish.

Section 9.02 Termination by Sailfish or Green Energy. This Agreement may be terminated at any time prior to the Closing, whether before or after the Sailfish Stockholder Approval has been obtained, by either Sailfish or Green Energy upon written notice to the other if:

(a) any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction or other action shall have become final and nonappealable or if there shall be adopted any Law that makes consummation of the Transactions illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 9.02(a) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the principal cause of or resulted in the action or event described in this Section 9.02(a) occurring;

(b) the Transactions shall not have been consummated on or before 5:00 p.m. Houston time, on May 31, 2018 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.02(b) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Transactions to occur on or before such date; or

(c) the Sailfish Stockholder Approval shall not have been obtained upon a vote taken at the Special Meeting (including adjournments, postponements, or recesses).

Section 9.03 Termination by Sailfish. This Agreement may be terminated at any time prior to the Closing by Sailfish if

(a) any of the Green Signing Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.03(a) or Section 8.03(b), and (ii) is incapable of being satisfied or cured by the Green Signing Parties, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of the Green Signing Parties within 30 calendar days following receipt of written notice from Sailfish of such breach or failure to perform (“Green Terminable Breach”); provided that Sailfish is not then in Sailfish Terminable Breach of any representation, warranty, covenant or other agreement by Sailfish contained in this Agreement; or

(b) Apple or Ride shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Support Agreement, which breach or failure to perform

(i) would give rise to the failure of the condition set forth in Section 8.01(i), and (ii) is incapable of being satisfied or cured by Apple or Ride, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of Apple and Ride within 30 calendar days following receipt of written notice from Sailfish of such breach or failure to perform (“AR Terminable Breach” and together with a Green Terminable Breach, a “Green Group Terminable Breach”); provided that Sailfish is not then in Sailfish Terminable Breach of any representation, warranty, covenant or other agreement by Sailfish contained in this Agreement.

Section 9.04 Termination by Green Energy. This Agreement may be terminated at any time prior to the Closing by Green Energy if:

(a) Sailfish shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.01(i), Section 8.02(a) or Section 8.02(b), and (ii) is incapable of being satisfied or cured by Sailfish prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by Sailfish within 30 calendar days following receipt of written notice from Green Energy of such breach or failure to perform (“Sailfish Terminable Breach”); provided that neither Green Signing Party is then in Green Terminable Breach of any representation, warranty, covenant or other agreement by the Green Signing Parties contained in this Agreement;

(b) Sailfish shall have breached its obligations under Section 7.01(d) or Section 7.05 in any material respect, provided that Green Energy may not terminate this Agreement pursuant to this Section 9.04(b) after Sailfish Stockholder Approval has been obtained;

(c) a Change of Recommendation has occurred (in respect of a Superior Proposal), provided that Green Energy may not terminate this Agreement pursuant to this Section 9.04(c) after Sailfish Stockholder Approval has been obtained; or

(d) a Change of Recommendation has occurred in respect of reasons other than a Superior Proposal, provided that Green Energy may not terminate this Agreement pursuant to this Section 9.04(d) after Sailfish Stockholder Approval has been obtained.

Section 9.05 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and in the event of the termination of this Agreement in compliance with this Article 9, such termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 9.01, Section 9.02, Section 9.03 or Section 9.04, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to the Confidentiality Agreement and this Section 9.05, Section 7.04, Section 9.06 and Article 1 and Article 10; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for intentional fraud or a Willful and Material Breach or any requirement to make the payments set forth in Section 9.06.

Section 9.06 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Transactions shall be consummated.

(b) If Green Energy terminates this Agreement pursuant to (i) Section 9.04(b) (Breach of Special Meeting/No Solicitation) or Section 9.04(c) (Change of Recommendation) in respect of a Superior Proposal, then Sailfish shall pay Green Energy the Termination Fee or (ii) Section 9.04(d) (Other Change of

Recommendation) in respect of reasons other than a Superior Proposal, then Sailfish shall pay Green Energy the Sailfish IE Termination Fee. If any fee shall be payable pursuant to the immediately preceding sentence, the fee shall be paid no later than two Business Days after notice of termination of this Agreement. The fee shall be paid in cash by wire transfer of immediately available funds to an account designated by Green Energy.

(c) If either Sailfish or Green Energy terminates this Agreement pursuant to Section 9.02(c) (Failure to Obtain Sailfish Stockholder Approval), and Green Energy is then entitled to terminate this Agreement pursuant to Section 9.04(b) (Breach of Special Meeting/No Solicitation) or Section 9.04(c) (Change of Recommendation), Sailfish shall pay Green Energy the Termination Fee in cash by wire transfer of immediately available funds to an account designated by Green Energy. The fee shall be paid no later than two Business Days after notice of termination of this Agreement.

(d) If either Sailfish or Green Energy terminates this Agreement pursuant to Section 9.02(c) (Failure to Obtain Sailfish Stockholder Approval), and Green Energy is then entitled to terminate this Agreement pursuant Section 9.04(d) (Other Change of Recommendation), Sailfish shall pay Green Energy the Sailfish IE Termination Fee in cash by wire transfer of immediately available funds to an account designated by Green Energy. The fee shall be paid no later than two Business Days after notice of termination of this Agreement.

(e) If (i) (A) Green Energy or Sailfish terminates this Agreement pursuant to Section 9.02(c) (Failure to Obtain Sailfish Stockholder Approval), (B) Sailfish terminates this Agreement pursuant to Section 9.02(b) (End Date), or (C) Green Energy terminates this Agreement pursuant to Section 9.04(a) (Sailfish Terminable Breach), (ii) on or before the date of any such termination a Competing Proposal shall have been announced, disclosed or otherwise communicated to the Sailfish Board (A) prior to the Sailfish Stockholders Meeting (in the case of a termination pursuant to clause (i)(A)) or (B) prior to the date of such termination (in the case of a termination pursuant to clauses (i)(B) or (i)(C)) and (iii) within 12 months after the date of such termination, Sailfish enters into a definitive agreement with respect to a Competing Proposal or consummates any transaction meeting the parameters of a Competing Proposal, then Sailfish shall pay Green Energy the Termination Fee, less any amount previously paid by Sailfish pursuant to this Section 9.06, in cash by wire transfer of immediately available funds to an account designated by Green Energy, on the earliest date of when such definitive agreement is executed or such transaction is consummated. For purposes of this Section 9.06(e), any reference in the definition of Competing Proposal to “20% or more” shall be deemed to be a reference to “more than 50%.”

(f) If (i) this Agreement is terminated by (A) Sailfish or Green Energy pursuant to (1) Section 9.02(a) and such restraint, injunction or prohibition relates to any or all of the Mexican Granting Instruments or (2) Section 9.02(b) and all conditions in Section 8.01 and 8.02 have been satisfied or would be satisfied if the Closing were to occur on the End Date (other than any or all of the conditions set forth in Section 8.01(b)(ii) and Section 8.01(j)), or (B) Sailfish pursuant to Section 9.03, and such Green Group Terminable Breach related to the Green Signing Parties’ obligations under this Agreement with respect to the consent, approval, or other authorization of any required Mexican Governmental Entity with respect to the Transactions, (ii) between the date of this Agreement and the date of such termination, any Green Entity, Apple Entity, and/or Ride Entity or any of their respective Representatives received a Green Competing Proposal, and (iii) within 12 months after the date of such termination, Green Energy, Green Production, Apple, Ride and/or any of their respective Affiliates enters into a definitive agreement with respect to a Green Competing Proposal or consummates any transaction meeting the parameters of a Green Competing Proposal, then Green Energy shall pay Sailfish the Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Sailfish, on the earliest date of when such definitive agreement is executed or such transaction is consummated.

(g) If Green Energy terminates this Agreement pursuant to Section 9.04(a) (Sailfish Terminable Breach) then Sailfish shall pay Green Energy the Green Expenses in cash by wire transfer of immediately available funds to an account designated by Green Energy. The Green Expenses shall be paid no later than two Business Days after notice of termination of this Agreement. For purposes of this Agreement, “Green Expenses” shall mean a cash amount of up to $2,750,000 (the “Cap”) for all fees and expenses actually incurred by the Green Signing Parties and their respective Affiliates in connection with this Agreement and the Transactions, including all fees and expenses of counsel, investment banking firms and financial advisors (and their respective counsel), accountants, experts, consultants and other advisors and any other costs or expenses allocated to the Green Signing Parties pursuant to this Agreement.

(h) If Sailfish terminates this Agreement pursuant to Section 9.03 (Green Group Terminable Breach) then Green Energy shall pay Sailfish the Sailfish Expenses in cash by wire transfer of immediately available funds to an account designated by Sailfish. The Sailfish Expenses shall be paid no later than two Business Days after notice of termination of this Agreement. For purposes of this Agreement, “Sailfish Expenses” shall mean a cash amount of up to the Cap for all fees and expenses actually incurred by Sailfish and its Affiliates in connection with this Agreement and the Transactions, including all fees and expenses of counsel, investment banking firms and financial advisors (and their respective counsel), accountants, experts, consultants and other advisors and any other costs or expenses allocated to Sailfish pursuant to this Agreement.

(i) In no event shall (a) Green Energy be entitled to receive more than one payment of a termination fee, whether the Termination Fee or the Sailfish IE Termination Fee, or both the Termination Fee and the Sailfish IE Termination Fee or (b) Sailfish be entitled to received more than one payment of the Termination Fee. The Parties agree that (i) the agreements contained in this Section 9.06 are an integral part of the Transactions, (ii) neither the Termination Fee nor the Sailfish IE Termination Fee is a penalty, but each is liquidated damages, in a reasonable amount that will compensate such Party in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 9.06, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 9.06 and the specific performance remedies set forth in Section 10.05 shall be the sole and exclusive remedies of (i) the Green Signing Parties against Sailfish, New Sailfish and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Transactions to be consummated except in the case of intentional fraud or a Willful and Material Breach (in which case only Sailfish shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of Sailfish, New Sailfish or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Sailfish in the case of intentional fraud or a Willful and Material Breach; and (ii) Sailfish, New Sailfish and Merger Sub against the Green Entities and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Transactions to be consummated except in the case of intentional fraud or a Willful and Material Breach (in which case only the Green Signing Parties shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Green Entities or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Green Energy in the case of intentional fraud or a Willful and Material Breach.

ARTICLE 10

GENERAL PROVISIONS

Section 10.01 No Survival of Representations and Warranties. None of the representations, warranties covenants and agreements in this Agreement, or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement, shall survive the Effective Time or, except as provided in Section 9.05, the termination of this Agreement pursuant to Article 9, as the case may be. This Section 10.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight mail, shall be deemed to have been duly given upon receipt) by delivery in person or overnight mail to the respective parties, delivery by facsimile transmission (providing confirmation of transmission) to the respective parties or delivery by electronic mail transmission (providing confirmation of transmission) to the respective parties. Any notice sent by facsimile transmission or electronic mail transmission shall be deemed to have been given and received at the time of confirmation of transmission. Any notice sent by electronic mail transmission shall be followed reasonably promptly with a copy delivered by overnight mail. All notices, requests, claims, demands and other communications hereunder shall be addressed as follows, or to such other address, facsimile number or email address for a Party as shall be specified in a notice given in accordance with this Section 10.02:

(a)	if to the Green Signing Parties:

Talos Energy LLC

500 Dallas St., Suite 2000

Houston, TX 77002

Attention: General Counsel

Facsimile: (713) 351-4100

Email: bmoss@talosenergyllc.com

with a further copy to (which shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Stephen M. Gill

                 Lande A. Spottswood

Facsimile: (713) 615-5956

Email: sgill@velaw.com

            lspottswood@velaw.com

(b)	if to Sailfish, New Sailfish and/or Merger Sub:

Stone Energy Corporation

625 East Kaliste Saloom Rd.

Lafayette, LA 70508

Attention: General Counsel

Facsimile: (337) 521-2072

Email: JaubertLS@StoneEnergy.com

with a copy to (which copy shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 45th Floor

Houston, TX 77002

Attention: John Goodgame

                 Rebecca Tyler

Facsimile: (713) 236-0822

Email:       jgoodgame@akingump.com

                  rtyler@akingump.com

Section 10.03 Rules of Construction.

(a) When a reference is made in this Agreement to an Article, Section, Schedule, Annex or Exhibit, such reference shall be to an Article, Section, Schedule, Annex or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, disclosure letters, annexes, exhibits or other attachments to this Agreement. The Sailfish Disclosure Letter, the Green Disclosure Letter, all annexes and schedules hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto (including the Sailfish Disclosure Letter and the Green Disclosure Letter) unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” with respect to documents shall be deemed to include any documents included and available to Green Energy and its Representatives or Sailfish and its Representatives, as applicable, in the applicable virtual data rooms hosted by Donnelley Financial Solutions in connection with the Merger on or prior to 8:00 p.m. Houston, Texas time on Friday, November 17, 2017. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(b) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(c) The inclusion of any information in the Sailfish Disclosure Letter or the Green Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Sailfish Disclosure Letter or the Green Disclosure Letter, as applicable, that such information is required to be listed in the Sailfish Disclosure Letter or the Green Disclosure Letter, as applicable, that such items are material to Sailfish and its Subsidiaries, taken as a whole, or Green and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Sailfish Material Adverse Effect or a Green Material Adverse Effect. The headings, if any, of the individual sections of each of the Sailfish Disclosure Letter and Green Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Sailfish Disclosure Letter and the Green Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Sailfish Disclosure Letter or the Green Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties of the applicable Party to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such disclosure, notwithstanding the presence or absence of an appropriate section of the Sailfish Disclosure Letter or the Green Disclosure Letter with respect to such other representations or warranties or an appropriate cross-reference thereto; provided, however, that no such disclosure shall be deemed to qualify Section 4.07(a), Section 4.07(c), Section 5.06(a), Section 5.06(c), Section 6.01 or Section 6.02, except to the extent disclosed as an exception to such Section in particular in the Sailfish Disclosure Letter or Green Disclosure Letter, as applicable.

(d) The specification of any dollar amount in the representations and warranties or covenants or otherwise in this Agreement or in the Sailfish Disclosure Letter or the Green Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

Section 10.04 Governing Law; Jurisdiction.

(a) THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

(b) Each of the Parties (i) irrevocably consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. Nothing in this Section 10.04 shall prevent any Party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any federal court located in the State of Delaware, as applicable. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the transactions contemplated hereby. The Parties hereby agree that mailing of process or other papers in connection with such action, suit, or proceeding in the manner provided by Section 10.02 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

Section 10.05 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party accordingly agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, including the consummation of the Transactions, and (ii) an injunction restraining such breach or threatened breach. In circumstances where the parties are obligated to consummate the Transactions and the Transactions have not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement) each of the parties expressly acknowledges and agrees that the other party and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its stockholders, and that such other party on behalf of itself and its stockholders shall be entitled to enforce specifically the breaching party’s obligation to consummate the Transactions. Each Party accordingly agrees not to raise any objection to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.05. Each Party further agrees that no other Party and no other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.05, and each Party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 10.06 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 10.07 Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties and any purported assignment without such consent shall be void; provided that a Party may, without the prior written consent of the other Parties, assign any or all of its rights and obligations under this Agreement to one or more of its Affiliates; provided further that such assignment by a Party shall not limit or affect such Party’s obligations under this Agreement.

(b) Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that (i) after the Closing, each Indemnified Person is intended to be a third party beneficiary of Section 7.10 and may specifically enforce its terms and (ii) the Debt Providers and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or Representatives shall be third party beneficiaries of Section 9.05, Section 10.04 and this Section 10.07.

(c) Notwithstanding anything to the contrary herein, Sailfish agrees, on behalf of itself and its Affiliates, stockholders and Representatives (collectively, the “Sailfish Related Parties”) that the Debt Providers and their Affiliates, stockholders and Representatives and each of their successors and assigns (i) shall be subject to no liability or claims by the Sailfish Related Parties arising out of or relating to this Agreement, the financing or the transactions contemplated hereby or in connection with the New Revolving Credit Facility, or the performance of services by such Debt Providers or their Affiliates or Representatives with respect to the foregoing and (ii) are express third party beneficiaries of this section (which may not be changed as to any Debt Provider without its prior written consent).

Section 10.08 Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 10.09 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

Section 10.10 Amendment. This Agreement may be amended by the Parties, at any time before or after approval of this Agreement and the Transactions by action by or on behalf of the respective Boards of Directors of the Parties or the stockholders of Sailfish; provided, however, that after the Sailfish Stockholder Approval, no amendment shall be made which by Law would require the approval of such stockholders, without first obtaining such approval. This Agreement (including the Sailfish Disclosure Letter and the Green Disclosure Letter) may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.11 Waiver. Any failure of any of the Parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time prior to the Closing by any of the Parties entitled to the benefit thereof only by a written instrument signed by each such Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.12 Entire Agreement. This Agreement (together with the other Combination Agreements, the Confidentiality Agreement, and the other documents and instruments executed pursuant hereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the Parties with respect to the subject matter hereof and thereof.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed as of the date first written above by its respective officer thereunto duly authorized, all as of the date first written above.

STONE ENERGY CORPORATION

By:	/s/ Neal P. Goldman
Name:	Neal P. Goldman
Title:	Chairman of the Board

SAILFISH ENERGY HOLDINGS CORPORATION

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

SAILFISH MERGER SUB CORPORATION

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

TALOS ENERGY LLC

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President and Chief Executive Officer

TALOS PRODUCTION LLC

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President and Chief Executive Officer

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SAILFISH ENERGY HOLDINGS CORPORATION

Sailfish Energy Holdings Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation immediately prior to the effectiveness of this Amended and Restated Certificate of Incorporation was Sailfish Energy Holdings Corporation, and the name of the Corporation upon such effectiveness shall be Talos Energy, Inc.

2. The Corporation was incorporated by filing its original Certificate of Incorporation under the name Sailfish Energy Holdings Corporation with the Secretary of State of Delaware on November 14, 2017 (the “Original Certificate”).

3. This Amended and Restated Certificate of Incorporation (as amended, restated or modified from time to time, including pursuant to the adoption or amendment of any Preferred Stock Certificate of Designation (as defined below), this “Certificate”) amends and restates the Original Certificate and has been duly adopted in accordance with Sections 242, 245 and 228 of the General Corporation Law of the State of Delaware (the “DGCL”) and by the Stockholders of the Corporation by written consent in lieu of meeting in accordance with the DGCL.

4. The Original Certificate of the Corporation is hereby amended, integrated and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of the Corporation is “Talos Energy, Inc.”

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 300,000,000, of which 30,000,000 shares shall be preferred stock, par value of $.01 per share

(the “Preferred Stock”), and 270,000,000 shares shall be common stock, par value of $.01 per share (the “Common Stock”).

Section 4.2 Preferred Stock.

(a) The Board of Directors of the Corporation (the “Board”) is authorized to provide for the issuance from time to time of Preferred Stock in one or more series by filing a certificate of the voting powers (if any), designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any (a “Preferred Stock Certificate of Designation”), pursuant to the applicable provisions of the DGCL, as are stated and expressed in the resolution or resolutions providing for the issuance thereof adopted by the Board and dependent on facts ascertainable outside such Preferred Stock Certificate of Designation or resolution or resolutions providing for the issuance thereof adopted by the Board, including, but not limited to, determination of any of the following:

i. the distinctive designation of the series, whether by number, letter or title, and the number of shares which will constitute the series, which number may be increased or decreased (but not below the number of shares then outstanding and except to the extent otherwise provided in the applicable Preferred Stock Certificate of Designation) from time to time by action of the Board;

ii. the dividend rate or rates on the shares of that series, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

iii. whether that series shall have voting rights, in addition to any voting rights required by law, and, if so, the terms of such voting rights;

iv. whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

v. whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in the event of redemption, which amount may vary under different conditions and at different redemption dates;

vi. whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

vii. the rights of the shares of that series in the event of voluntary or involuntary liquidation, distribution of assets, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

viii. any other relative rights, powers, and preferences, and the qualifications, limitations and restrictions thereof, of that series.

(b) The terms of any series, including voting rights, may be made dependent upon facts ascertainable outside this Certificate and the Preferred Stock Certificate of Designation, provided that the manner in which such facts shall operate upon such terms is clearly and expressly set forth in this Certificate or in the Preferred Stock Certificate of Designation. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate or pursuant to the DGCL.

(c) Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate or any resolution or resolutions providing for the issuance of such series of stock adopted by the

Board and without limiting the authority of the Board set forth in Section 4.2(a)(i), the number of authorized shares of any class or series of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power irrespective of the provisions of Section 242(b)(2) of the DGCL.

(d) All shares of any one series of Preferred Stock so designated by the Board shall be identical, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

Section 4.3 Common Stock

(a) Dividends. Subject to the provisions of any Preferred Stock Certificate of Designation, the Board may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the Common Stock of the Corporation. No dividend (other than a dividend in capital stock ranking on a parity with the Common Stock or cash in lieu of fractional shares with respect to such stock dividend) shall be declared or paid on any share or shares of any class of stock or series thereof that by the express terms of such class of stock or series thereof ranks on parity with the Common Stock in respect of payment of dividends for any dividend period unless there shall have been declared, for the same dividend period, like proportionate dividends on all shares of Common Stock then outstanding.

(b) Liquidation. Subject to the provisions of any Preferred Stock Certificate of Designation, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

(c) Voting Rights. Subject to Section 4.2(b), the holders of the Common Stock of the Corporation shall be entitled to one vote for each share of such stock held by them on all matters submitted to the holders of Common Stock.

Section 4.4 Prior, Parity or Junior Stock

(a) Whenever reference is made in this Article IV to shares “ranking prior to” another class of stock or “on a parity with” another class of stock, such reference shall mean and include all other shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, as applicable, are given preference over, or rank on an equal basis with, as the case may be, the rights of the holders of such other class of stock.

(b) Whenever reference is made to shares “ranking junior to” another class of stock, such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are junior and subordinate to the rights of the holders of such class of stock.

(c) Except as otherwise provided herein or in any Preferred Stock Certificate of Designation (i) each series of Preferred Stock ranks on a parity with each other and each ranks prior to the Common Stock and (ii) Common Stock ranks junior to Preferred Stock.

Section 4.5 Reservation and Retirement of Shares

(a) The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock or out of shares of Common Stock held in its treasury, the full number of shares of

Common Stock into which all shares of any series of Preferred Stock having conversion privileges from time to time outstanding are convertible (except, to the extent provided in any Preferred Stock Certificate, where the conversion is conditioned upon the sufficient availability of authorized but unissued shares of Common Stock and shares of Common Stock held in treasury).

(b) Unless otherwise provided in a Preferred Stock Certificate of Designation with respect to a particular series of Preferred Stock, all shares of Preferred Stock redeemed or acquired (as a result of conversion or otherwise) by the Corporation shall be retired and restored to the status of authorized but unissued shares.

Section 4.6 No Preemptive Rights. No holder of shares of stock of the Corporation shall have any preemptive or other rights, except as such rights are expressly provided by contract, an amendment to this Certificate or any Preferred Certificate of Designation to purchase or subscribe for or receive any shares of any class, or series thereof, of stock of the Corporation, whether now or hereafter authorized, or any warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock; but such additional shares of stock and such warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock may be issued or disposed of by the Board to such persons, and on such terms and for such lawful consideration, as in its discretion it shall deem advisable or as to which the Corporation shall have by binding contract agreed.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 General Powers. Except as otherwise provided by applicable law or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board, subject to (i) the Board’s right or obligation to delegate any such authority to a committee of the Board as required or permitted by the Bylaws or the Stockholders’ Agreement and (ii) any limitations or restrictions on the Board’s authority expressly provided in the Stockholders’ Agreement.

Section 5.2 Number and Election. The position of chairman of the Board shall be held by a director qualifying as a Company Independent Director elected by a majority of the directors then in office until the second annual meeting of the stockholders held after the Effective Date, after which time the position of chairman of the Board may be held by any director elected by the majority of the directors then in office. For purposes of this Certificate, “Whole Board” shall mean the total number of authorized directorships. Unless and except to the extent that the Bylaws shall so require, the election of directors to the Board need not be by written ballot. If the Corporation solicits proxies with respect to the election of directors, the Corporation shall be required, subject to the provisions of the Stockholders’ Agreement, to include in the Corporation’s proxy materials (including any form of proxy it distributes), each Green Designee and Non-Green Designee designated in accordance with the Stockholders’ Agreement.

Section 5.3 Classes of Directors; Term of Office. The Board shall be and is divided into three classes, as nearly equal in number as possible, designated: Class I, Class II and Class III. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class shall be apportioned as nearly equal as possible. No decrease in the number of directors shall shorten the term of any incumbent director. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, that each director initially appointed to Class I shall serve for a term expiring at the first annual meeting of stockholders held after the Effective Date; each director initially appointed to Class II shall serve for a term expiring at the second annual meeting of stockholders held after the Effective Date; and each director initially appointed to Class III shall serve for a term expiring at the third annual meeting of stockholders held after the Effective Date; provided, further, that a director shall continue to serve as a director until the election and qualification of his successor or until his earlier death, resignation or removal. The Board is hereby authorized to assign members of the Board who are already in office to Class I, Class II and Class III, with such assignment to be effective at the time this sentence becomes effective. Unless otherwise provided in one or more Preferred Stock Certificates of Designation, the foregoing provisions of this paragraph shall not apply to any director elected exclusively by one or more series of Preferred Stock.

Section 5.4 Quorum. Except as otherwise required by law, this Certificate or the Bylaws, a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

Section 5.5 Manner of Acting. Every act or decision done or made by a majority of the directors present at a meeting at which a quorum is present shall be regarded as the act of the Board, unless the act of a greater number is required by law, this Certificate, the Bylaws or the Stockholders’ Agreement.

Section 5.6 Vacancies. Except as otherwise required by law, and subject to the terms of any Preferred Stock Certificate of Designation, any vacancy or newly created directorships in the Board, however occurring, shall be filled only by a majority of the directors then in office, although less than a quorum, by a sole remaining director, or by a committee of the Board authorized to fill any such vacancies or newly created directorships, and shall not be filled by the stockholders of the Corporation. Notwithstanding the foregoing, in the event a Green Director shall cease to serve as a director for any reason, so long as the nominee for such person’s position is subject to nomination pursuant to the Stockholders’ Agreement, the vacancy therefrom shall be filled either (i) by the same Person(s) who designated such Green Director who has ceased serving as a director on the Board or (ii) by a majority of the directors then in office, but only with the nominee designated by such Person(s) identified in (i). A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen, and shall remain in office until the election and qualification of a successor or such director’s earlier death, resignation or removal. If any applicable provision of the DGCL expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors.

Section 5.7 Removal and Resignation of Directors. Subject to the terms and conditions of the Stockholders’ Agreement, directors (other than directors elected exclusively by the holders of one or more series of Preferred Stock) may be removed only for cause, and only by the affirmative vote of the stockholders that together hold at least 66 2/3% of the voting power of the outstanding shares of the Corporation entitled to vote in any annual election of directors or class of directors.

ARTICLE VI

ACTION BY WRITTEN CONSENT

Section 6.1 Action by Written Consent. Before the Sunset Date, the stockholders of the Corporation may consent to any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation without a meeting in accordance with Section 228 of the DGCL and subject to any requirements set forth in the Bylaws. Subject to the terms of any Preferred Stock Certificate of Designation, on and after the Sunset Date any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent or consents of the stockholders in lieu of a stockholder meeting.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Limitation on Director Liability. To the fullest extent that the DGCL or any other law of the State of Delaware as the same exists or is hereafter amended permits the limitation or elimination of the liability of directors, no person who is or was a director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (or any successor provision thereto), or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Section 7.1 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Section 7.1 will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors) and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal, amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal, amendment or adoption of such inconsistent provision.

Section 7.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably and actually incurred or suffered by such Indemnitee in connection with such Proceeding.

(b) To the fullest extent permitted by law, an Indemnitee shall also have the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any such Proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the Indemnitee is not entitled to be indemnified for the expenses under this Article VII or otherwise. The rights to indemnification and advancement of expenses conferred by this Article VII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article VII, except for Proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

Section 7.3 Cumulative Rights. The rights to indemnification and advancement of expenses conferred on any Indemnitee by this Article VII shall not be exclusive of any other rights that any Indemnitee may have or hereafter acquire under law, this Certificate, the Bylaws, the Stockholders’ Agreement, an agreement, vote of stockholders or disinterested directors, or otherwise.

Section 7.4 Amendments. Any repeal or amendment of this Article VII by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this

Article VII, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 7.5 Additional Indemnitees. This Article VII shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than Indemnitees.

ARTICLE VIII

RELATED PERSONS; CORPORATE OPPORTUNITY

Section 8.1 Related Party Transactions.

(a) Neither any contract or other transaction between the Corporation and any other corporation, partnership, limited liability company, joint venture, firm, association, or other entity (an “Entity”), nor any other acts of the Corporation with relation to any other Entity will, in the absence of fraud, in any way be invalidated by the fact that any one or more of the directors or officers of the Corporation have a pecuniary interest or are otherwise interested in, or are directors, officers, partners, or members of, such other Entity (such directors, officers, and Entities, each a “Related Person”). The fact that any Related Person may be a party to, or may have a pecuniary interest or are otherwise interested in, any contract or transaction of the Corporation, shall not affect the validity of such contract or transaction; provided, that the fact that such person is a Related Person is disclosed or is known to the Board or a majority of directors present at any meeting of the Board at which action upon any such contract or transaction is taken; and any director of the Corporation who is also a Related Person may be counted in determining the existence of a quorum at any meeting of the Board during which any such contract or transaction is authorized and may vote thereat to authorize any such contract or transaction, with like force and effect as if such person were not a Related Person. Any director of the Corporation may vote upon any contract or any other transaction between the Corporation and any Subsidiary or affiliated corporation without regard to the fact that such person is also a director or officer of such Subsidiary or affiliated corporation.

(b) Any contract, transaction or act of the Corporation or of the directors that is ratified in good faith at any annual meeting of the stockholders of the Corporation, or at any special meeting of the stockholders of the Corporation called for such purpose, shall not be void or voidable by reason of a Related Person’s interest therein insofar as permitted by applicable law; provided, however, that any failure of the stockholders to approve or ratify any such contract, transaction or act, when and if submitted, will not be deemed in any way to invalidate the same or deprive the Corporation, its directors, officers or employees, of its or their right to proceed with such contract, transaction or act.

Section 8.2 Corporate Opportunity.

(a) Subject to any express agreement that may from time to time be in effect, (x) any director or officer of the Corporation (other than a person then serving as a full-time employee of the Corporation) who is also an officer, director, employee, managing director or other affiliate of a Principal Stockholder and (y) the Principal Stockholders, may, and shall have no duty not to, in each case on behalf of the Principal Stockholders (the persons and entities in clauses (x) and (y), each a “Covered Person”), (i) carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director or stockholder of any corporation, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Corporation, (ii) do business with any client, customer, vendor or lessor of any of the Corporation or its affiliates, and (iii) make investments in any kind of property in which the Corporation may make investments. To the fullest extent permitted by Section 122(17) of the DGCL, the Corporation hereby renounces any interest or expectancy of the Corporation to participate in any business of the Principal Stockholders, and waives any claim against a Covered Person and shall indemnify a Covered Person against any claim that such Covered Person is liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of such person’s or entity’s participation in any such business. In the event that a Covered Person acquires knowledge of a potential transaction or matter which may constitute a corporate opportunity for both (x) the Covered Person, in his or her Principal Stockholder-related capacity, or a Principal Stockholder and (y) the Corporation, the Covered Person shall not have any duty to offer or communicate information regarding such corporate opportunity to the Corporation. To the fullest extent permitted by Section 122(17) of the DGCL, the Corporation hereby renounces any interest or expectancy of the Corporation in such corporate opportunity and waives any claim against each Covered Person and shall indemnify a Covered Person against any claim, that such Covered Person is liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of the fact that such Covered Person (i) pursues or acquires any corporate opportunity for its own account or the account of any affiliate, (ii) directs, recommends, sells, assigns, or otherwise transfers such corporate opportunity to another person or (iii) does not communicate information regarding such corporate opportunity to the Corporation, provided, however, in each case, that any corporate opportunity which is expressly offered to a Covered Person in writing solely in his or her capacity as an officer or director of the Corporation shall belong to the Corporation. The Corporation shall pay in advance any expenses incurred in defense of such claim as provided in Article VII.

(b) Neither the amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate or the Bylaws, nor, to the fullest extent permitted by Delaware law, any modification of law, shall eliminate, reduce or otherwise adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

(c) If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any paragraph of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of any paragraph of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by applicable law.

(d) This Article VIII shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation or applicable law. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any securities of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VIII.

ARTICLE IX

AMENDMENTS

Section 9.1 Amendment of Certificate.

(a) The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate or the Bylaws, from time to time, to amend this Certificate or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Certificate or any amendment thereof are conferred subject to such right, except as otherwise expressly provided in this Certificate.

(b) Subject to the terms of any Preferred Stock Certificate of Designation and any greater vote required by law, this Certificate may be amended, modified or repealed upon the affirmative vote of the stockholders that together hold a majority of the voting power of the outstanding shares of the Corporation entitled to vote thereon.

Section 9.2 Amendment of Bylaws.

(a) In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board shall have the power to adopt, amend, alter or repeal the Bylaws. In addition to any other vote required by law or provided by the Bylaws or a Preferred Stock Certificate of Designation, the Board of Directors shall not amend, alter or repeal the Bylaws without obtaining the approval of a majority of the directors then in office.

(b) In addition to any other vote required by law or provided in the Bylaws or a Preferred Stock Certificate of Designation, any provision of the Bylaws may be amended, altered or repealed by the stockholders of the Corporation (i) before the Sunset Date, by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon and (ii) on and after the Sunset Date, by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon.

ARTICLE X

WAIVERS

The Corporation shall not be governed by or subject to Section 203 of the DGCL.

ARTICLE XI

SEVERABILITY

If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XII

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder (including a beneficial owner of stock) of the

Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in any share of capital stock of the Corporation shall be deemed to have notice of and consent to the provisions of this Article XII.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 Certain Definitions. Capitalized terms that are used but not defined in this Certificate, but that are defined in the Stockholders’ Agreement, have the respective meanings assigned to such terms in the Stockholders’ Agreement. As used herein, the following terms shall have the meanings specified in this Section 13.1:

“Bylaws” means the Amended and Restated Bylaws of the Corporation adopted as of [●], as the same may be amended, restated or supplemented from time to time.

“Effective Date” means the date on which the filing of this Amended and Restated Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware becomes effective.

“Principal Stockholders” means the Apple Parties and the Ride Parties.

“Stockholders’ Agreement” means the Stockholders’ Agreement, dated as of [●], by and among the Corporation and the other parties thereto, as the same may be amended, restated or supplemented from time to time.

“Sunset Date” means the first date on which the Principal Stockholders, in the aggregate, beneficially own (as determined in accordance with the Stockholders’ Agreement) 50% or less of the Common Stock then outstanding.

Section 13.2. Facts Ascertainable. When the terms of this Certificate refer to a specific agreement or other document or a decision by any body, person or entity to determine the meaning or operation of a provision hereof, the secretary of the Corporation shall maintain a copy of such agreement, document or decision at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor. Unless otherwise provided in this Certificate, a reference to any specific agreement or other document shall be deemed a reference to such agreement or document as amended, restated or supplemented from time to time in accordance with the terms of such agreement or document.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [●] day of [●].

[●]

By:
Name:	[●]
Title:	[●]

[Signature Page to Amended and Restated Certificate of Incorporation of Talos Energy, Inc.]

Annex C

AMENDED & RESTATED BYLAWS

(the “Bylaws”)

OF

[NEW SAILFISH]

(the “Corporation”)

A Delaware Corporation

As Amended and Restated [●]

C-i

C-ii

AMENDED & RESTATED BYLAWS

OF

[NEW SAILFISH]

A DELAWARE CORPORATION

ARTICLE I

OFFICES

Section 1.1. Registered Office. The registered office of the Corporation required by the General Corporation Law of the State of Delaware to be maintained in the State of Delaware shall be the registered office named in the original Certificate of Incorporation of the Corporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”), or such other office as may be designated from time to time by the Board of Directors of the Corporation (the “Board”) in the manner provided by law. If the Corporation maintains a principal office within the State of Delaware, the registered office need not be identical to such principal office of the Corporation.

Section 1.2. Other Offices. The Corporation may, in addition to its registered office in the State of Delaware, have other offices at such places both within and without the State of Delaware as the Board may from time to time determine or as the business of the Corporation may require.

Section 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware.

ARTICLE II

STOCKHOLDERS

Section 2.1. Place of Meetings. All meetings of the stockholders shall be held at the principal office of the Corporation, or at such other place either within or without the State of Delaware as shall be specified or fixed by the Board as set forth in the notices thereof.

Section 2.2. Quorum; Withdrawal During Meeting; Adjournment.

(a) Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. Where there is a required quorum present when any duly organized meeting convenes, the stockholders present may continue to transact business until adjournment, notwithstanding the subsequent withdrawal of sufficient stockholders or proxies to reduce the total number of voting shares below the number of shares required for a quorum.

(b) Notwithstanding other provisions of the Certificate of Incorporation or these Bylaws, the chairman of the meeting of stockholders or the holders of a majority of the voting power of the issued and outstanding stock entitled to vote at such meeting, present in person or represented by proxy, at any meeting of stockholders, whether or not a quorum is present, shall have the power to adjourn such meeting from time to time, without any notice other than the announcement at the meeting of the time and place of the holding of the adjourned meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the General Corporation Law of the State of Delaware (as may be amended or supplemented from time to time, the “DGCL”), and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the meeting as originally called.

Section 2.3. Annual Meetings. An annual meeting of the stockholders of the Corporation shall be held at such place, within or without the State of Delaware, on such date and at such time as the Board shall fix and set forth in the notice of the meeting; provided that the Board may, in its sole discretion, determine that the meeting shall not be held at any physical location, but may instead be held solely by means of remote communication pursuant to Section 8.7. If the Board has not fixed a place for the holding of the annual meeting of stockholders in accordance with this Section 2.3, or otherwise such annual meeting shall be held at the principal place of business of the Corporation. No business may be conducted at the annual meeting of stockholders except in accordance with the procedures set forth in Section 2.13.

Section 2.4. Special Meetings. Except as otherwise provided by applicable law or in the Certificate of Incorporation, special meetings of the stockholders for any proper purpose or purposes may be called at any time by (a) the Chairman of the Board, (b) the President, (c) a majority of the Board, (d) a majority of the executive committee (if any), or (e) by the Secretary at the direction of a stockholder, or a group of stockholders, holding at least 25% of the capital stock of the Corporation, and special meetings may not be called by any other person or persons. Only business within the proper purpose or purposes described in the notice required by these Bylaws with respect to a special meeting may be conducted at such special meeting of the stockholders. A special meeting of the stockholders shall be held at such place, within or without the State of Delaware, on such date and time as fixed in accordance with this paragraph; provided that the Board may, in its sole discretion, determine that the meeting shall not be held at any physical location, but may instead be held solely by means of remote communication pursuant to Section 8.7.

Section 2.5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

(b) If the Board does not fix a record date for any meeting of the stockholders, the record date for determining stockholders entitled to notice and to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived in accordance with Section 8.3 of these Bylaws, the close of business on the day next preceding the day on which the meeting is held.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date for determining stockholders entitled to consent in writing to such corporate action, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 10 days subsequent to the date upon which the resolution fixing the record date is adopted by the Board.

(d) If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or to agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be the close of business on the day on which the Board adopts the resolution taking such prior action.

(e) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in connection with any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.

(f) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.5 at the adjourned meeting.

Section 2.6. Notice of Meetings. Written or printed notice stating the place, day and hour of all meetings, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting (and in the case of a special meeting, the purpose or purposes for which the meeting is called) shall be delivered by or at the direction of the President, the Secretary or the other person(s) calling the meeting not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Such notice may be delivered by electronic transmission in the manner provided by Section 232 of the DGCL (except to the extent prohibited by Section 232(e) of the DGCL) or by mail. If mailed, notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed to be given at the times provided in the DGCL. Such further notice shall be given as may be required by law. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.7. List of Stockholders. The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication as permitted by Section 8.7, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of stockholders.

Section 2.8. Proxies.

(a) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may execute a writing authorizing another person or persons to act for him by proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature. A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

(b) Proxies for use at any meeting of stockholders shall be filed with the Secretary, or such other officer as the Board may from time to time determine by resolution, before or at the time of such meeting.

(c) No proxy shall be valid after 3 years from the date of its execution, unless such proxy provides for a longer period. Each proxy shall be revocable unless expressly provided therein to be irrevocable and only as long as it is coupled with an interest sufficient in law to support an irrevocable power.

(d) If a proxy designates two or more persons to act as proxies, unless such instrument shall expressly provide to the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or consent thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority cannot agree on any particular issue, the Corporation shall not be required to recognize such proxy with respect to such issue, if such proxy does not specify how the shares that are the subject of such proxy are to be voted with respect to such issue.

Section 2.9. Voting; Elections; Inspectors.

(a) Unless otherwise required by law or provided in the Certificate of Incorporation, each stockholder shall, on each matter submitted to a vote at a meeting of stockholders, have one vote for each share of capital stock entitled to vote thereon that is registered in his or her name on the record date for such meeting. Shares registered in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws (or comparable instrument) of such corporation may prescribe, or in the absence of such provision, as the board (or comparable body) of such corporation may determine. Shares registered in the name of a deceased person may be voted by his or her executor or administrator, either in person or by proxy.

(b) At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy.

(c) At any meeting of stockholders at which a vote is to be taken by ballot, the Corporation shall in advance of the meeting appoint one or more inspectors, each of whom shall sign an oath or affirmation to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability. The chairman of the meeting may appoint any person to serve as an inspector, including without limitation employees of the Corporation, except that no candidate for an office at an election shall be appointed as an inspector. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

(d) Except as otherwise provided by the Certificate of Incorporation or these Bylaws, and subject to the rights of the holders of one or more series of preferred stock of the Corporation, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, each director shall be elected by the vote of a majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present; provided that if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected at such meeting (a “Contested Election”), then the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this paragraph, a majority of the votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” the director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election). The Corporation’s corporate governance guidelines may establish procedures with respect to the contingent resignation of any director who does not receive a majority of the votes cast in an election that is not a Contested Election.

(e) In all matters other than the election of directors, when a quorum is present, a majority of the votes cast affirmatively or negatively on the subject matter shall be the act of the stockholders, except where a larger vote is required by law, the Certificate of Incorporation or these Bylaws, in which case such larger vote shall control the decision of such matter.

(f) Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited.

Section 2.10. Conduct of Meetings. All meetings of the stockholders shall be presided over by the chairman of the meeting, who shall be the Chairman of the Board, or if he is not present, the President, or if neither the Chairman of the Board nor President is present, a chairman elected by a majority of the voting power of the stockholders present, either in person or by proxy, at the meeting. The Secretary, if present, shall act as secretary of such meetings, or if he is not present, an Assistant Secretary (if any) shall so act; if neither the Secretary nor an Assistant Secretary (if any) is present, then a secretary shall be appointed by the chairman of the meeting. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion, as seem to the chairman in order.

Section 2.11. Treasury Stock. Shares of its own capital stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes. Nothing in this Section 2.11 shall be construed as limiting the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.12. Action by Written Consent. Before the Sunset Date, the stockholders of the Corporation may consent to any action required or permitted to be taken at any annual or special meeting of stockholders of the

Corporation without a meeting in accordance with Section 228 of the DGCL and subject to any procedures required by the Bylaws. Subject to the terms of any Preferred Stock Certificate of Designation, on and after the Sunset Date any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent or consents in writing by the Stockholders.

Section 2.13. Business to be Brought Before Annual or Special Meetings. All matters to be considered and brought before any annual or special meeting of stockholders of the Corporation, whether or not such matter is to be included in the Corporation’s proxy statement prepared pursuant to the federal securities laws, including the proxy rules set forth under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be properly brought before any such meeting only if in compliance with the procedures set forth in this Section 2.13.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation’s proxy materials with respect to such meeting, (B) by or at the direction of the Board or (C) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in this by-law and at the time of the annual meeting, (2) is entitled to vote at the meeting and (3) complies with the notice procedures and form requirements set forth in this Section 2.13 as to such proposal of business or nomination; clause (C) shall be the exclusive means for a stockholder to make nominations or submit other business before an annual meeting of stockholders (other than proposals included in the Corporation’s proxy materials pursuant to Rule 14a-8 promulgated under the Exchange Act and other than nominees included in the Corporation’s proxy materials pursuant to the Certificate of Incorporation or the Stockholders’ Agreement).

(ii) Without qualification, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.13(a)(i)(C), the stockholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, or if no meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 100th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iii) To be in proper form, a stockholder’s notice (whether given pursuant to Section 2.13(a)(ii) or Section 2.13(b)) to the Secretary must set forth (without incorporation by reference from any other document or writing not prepared in response to the requirements of this Section 2.13), as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, (B) (1) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (2) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (3) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (4) any short interest in any security of the Corporation (for purposes of this by-law a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (5) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (6) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (7) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(iv) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, to be in proper form, a stockholders’ notice to the Secretary (whether given pursuant to Section 2.13(a)(ii) or Section 2.13(b)) must set forth (without incorporation by reference from any other document or writing not prepared in response to the requirements of this Section 2.13) (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (B) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(v) to be in proper form, a stockholder’s notice to the Secretary (whether given pursuant to Section 2.13(a)(ii) or Section 2.13(b)) must set forth (without incorporation by reference from any other document or writing not prepared in response to the requirements of this Section 2.13), as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other material financial or monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all biographical and related party transaction and other information that would be required to be disclosed pursuant to the federal and state securities laws if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(vi) with respect to each nominee for election or reelection to the Board, to be in proper form, a stockholder’s notice to the Secretary (whether given pursuant to Section 2.13(a)(ii) or Section 2.13(b)) must include (without incorporation by reference from any other document or writing not prepared in response to the requirements of this Section 2.13) a completed and signed questionnaire, representation and agreement required by Section 2.13(e) below. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board or (ii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (A) is a stockholder of record at the time of giving of notice provided for in this by-law and at the time of the special meeting, (B) is entitled to vote at the meeting, and (C) complies with the notice procedures and form requirements set forth in this Section 2.13 as to such nomination. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 2.13(a)(ii) with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.13(e) below) shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 100th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) Action by Written Consent (i). Any person seeking to take a corporate action by written consent without a meeting, without prior notice and without a vote, may do so if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consent shall be delivered to the Corporation’s registered office, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Delivery made to a Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date on which a written consent is delivered to the Corporation in the manner required by this Section 2.13(c), written consents signed by a sufficient number of holders to take action are delivered to the Corporation.

(d) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.13 shall be eligible to serve as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.13. Except as otherwise provided by law, or the Certificate of

Incorporation or these Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.13 and, if any proposed nomination or business is not in compliance with this Section 2.13, to declare that such defective proposal or nomination shall be disregarded.

(ii) For purposes of this Section 2.13, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iii) Notwithstanding the foregoing provisions of this Section 2.13, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.13; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 2.13(a)(i)(C) or Section 2.13(b) above. Nothing in this Section 2.13 shall eliminate or limit any obligations of any stockholder pursuant to Rule 14a-8 under the Exchange Act or any other applicable federal or state securities law with respect to that stockholder’s request to include proposals in the Corporation’s proxy statement.

(iv) For purposes of this Section 2.13, the 201[    ] annual meeting of the stockholders of the Corporation shall be deemed to have been held on [                    ].

(e) Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 2.13 or, in the case of a nomination made by or at the direction of the Board, in accordance with such time periods as the Board may from time to time prescribe) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) consents to serving as a director if elected and (if applicable) to being named in the Corporation’s proxy statement and form of proxy as a nominee, and currently intends to serve as a director for the full term for which such person is standing for election, (ii) is not and will not become a party to (a) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (b) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (iii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (iv) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1. Power; Number; Classes; Term of Office.

(a) Subject to the provisions of the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all the powers of the Corporation and do all such lawful acts and things as are not by statute, by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

(b) Unless the Stockholders’ Agreement provides or the applicable parties thereto agree otherwise, at all times before the expiration of Section 3.1 of the Stockholders’ Agreement (the “Final Termination Date”), the size of the Board shall be comprised of ten authorized directorships. On and after the Final Termination Date, the number of directors, other than those who may be elected by the holders of one or more series of Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board, provided, that in no event shall the total number of directors constituting the Whole Board be less than three nor more than 13. The number of directors, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, shall be fixed in accordance with the provisions of the Certificate of Incorporation. For purposes of these Bylaws, the “Whole Board” shall mean the total number of authorized directorships. Notwithstanding anything to the contrary in these Bylaws, this subsection (b) shall not be amended, altered or repealed (and no provision inconsistent herewith shall be adopted) by the Board without the approval of either all of the directors then in office or a majority of the directors then qualifying as Company Independent Directors.

(c) Directors shall serve for the terms set forth in the Certificate of Incorporation.

Section 3.2. Quorum; Required Vote for Director Action. Unless otherwise required by law or in the Certificate of Incorporation or these Bylaws, a majority of the total Whole Board shall constitute a quorum for the transaction of business of the Board. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting without further notice. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board (x) unless the Certificate of Incorporation, these Bylaws or applicable law shall require the vote of a greater number and (y) except as provided in the Stockholders’ Agreement. In addition to any other vote required by law, the Certificate of Incorporation or these Bylaws: (i) each Related Party Transaction that is not approved by the Audit Committee of the Board or a majority of the directors then qualifying as Disinterested Directors shall require the approval of all of the directors then in office, and (ii) any action by the Board (or a committee thereof) to authorize or issue preferred stock with the right to elect directors separately as a class or series shall require the approval of either all of the directors then in office or a majority of the directors then qualifying as Company Independent Directors. Notwithstanding anything to the contrary in these Bylaws, this sentence and the preceding sentence shall not be amended, altered or repealed (and no provision inconsistent therewith shall be adopted) by the Board without the approval of either all of the directors then in office or a majority of the directors then qualifying as Company Independent Directors.

Section 3.3. Place of Meetings; Order of Business. The directors may hold their meetings and may have an office, except as otherwise provided by law, in such place or places, within or without the State of Delaware, as the Board may from time to time determine by resolution. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by the Chairman of the Board, or in his or her absence by the President (if the President is a director) or by resolution of the Board.

Section 3.4. Annual Meeting. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting.

Section 3.5. Regular Meetings. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by resolution of the Board. Notice of such regular meetings shall not be required.

Section 3.6. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer, or, upon written request of any two directors, by the Secretary, in each case on at least 24 hours written notice given by the Secretary, or such officer of the Corporation designated by the Secretary, to each director. Such written notice shall be deemed given effectively if given in person, facsimile, e-mail or by other means of electronic transmission. Such notice, or any waiver thereof pursuant to Section 8.3 hereof, need not state the purpose or purposes of such meeting, except as may otherwise be required by law, the Certificate of Incorporation or these Bylaws. If the Secretary shall fail or refuse to give, or cause to be given, such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting.

Section 3.7. Vacancies; Increases in the Number of Directors. Any vacancy or newly created directorships in the Board, however occurring, shall be filled in the manner required by the Certificate of Incorporation.

Section 3.8. Compensation. Unless otherwise provided in the Certificate of Incorporation, the Board shall have the authority to fix the compensation, if any, of directors.

Section 3.9. Action Without a Meeting; Telephone Conference Meeting.

(a) Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board, or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this subsection at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

(b) Unless otherwise restricted by the Certificate of Incorporation, subject to the requirement for notice of meetings, members of the Board, or members of any committee designated by the Board, may participate in a meeting of such Board or committee, as the case may be, by means of conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE IV

COMMITTEES

Section 4.1. Designation; Powers.

(a) The Board may, by resolution passed by a majority of the Whole Board, designate one or more committees, including a governance and nominating committee, an audit committee, and a compensation committee, and delegate to any such committee such power, authority and responsibility as the Board determines is appropriate, subject to the limitations set forth in the DGCL or the establishment of the committee. Each such committee shall consist of one or more of the directors of the Corporation and, to the extent permitted by applicable law, rules and regulations (including securities laws and regulations and listing rules and requirements), the composition of each such committee shall be consistent with the committee composition provisions of the Stockholders’ Agreement. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee may, to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board when required.

(b) Any such committee shall have and may exercise such of the powers and authority of the Board in the management of the business and affairs of the Corporation as may be provided in such resolution and only to the extent authorized by applicable law; provided that, for the avoidance of doubt, no such committee shall have the power or authority of the Board with regard to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any by-law of the Corporation. Any such designated committee may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 4.2. Procedure; Meetings; Quorum. Any committee designated pursuant to Section 4.1 hereof, shall choose its own chairman and secretary, shall keep regular minutes of its proceedings and report the same to the Board when requested, shall fix its own rules or procedures, and shall meet at such times and at such place or places as may be provided by such rules or procedures, or by resolution of such committee or resolution of the Board. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the adoption by it of any resolution.

Section 4.3. Dissolution. Subject to the committee composition provisions of the Stockholders’ Agreement, applicable law and these Bylaws, the Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 4.4. Audit Committee. The Audit Committee shall have such members as designated by the Board, and may exercise such power and authority as delegated to such committee from time to time by the Board. Notwithstanding the foregoing, until the Final Termination Date: (i) only directors who qualify as Company Independent Directors shall be qualified for appointment and continued service on the Audit Committee; and (ii) a director’s service on the Audit Committee shall terminate at such time as he or she ceases to qualify as a Company Independent Director. In the event an alternate director is appointed to serve as a member of the Audit Committee in the absence or disqualification of a member of the Audit Committee, such alternate must be a Company Independent Director. Notwithstanding anything to the contrary in these Bylaws, this paragraph shall not be amended, altered or repealed (and no provision inconsistent with this paragraph shall be adopted) by the Board without the approval of either all of the directors then in office or a majority of the directors then qualifying as Company Independent Directors.

Section 4.5. Governance & Nominating Committee. The governance and nominating committee of the Board (the “Governance & Nominating Committee”) shall have such members as designated by the Board, and may exercise such power and authority as delegated to such committee from time to time by the Board or as set forth in these Bylaws. The Governance & Nominating Committee shall have the full power and authority of the Board to take any actions required or permitted to be taken by such committee pursuant to the Stockholders’

Agreement. Notwithstanding the first sentence of this paragraph, at all times until the Final Termination Date, a majority of the members of the Governance & Nominating Committee must qualify as Company Independent Directors. Any action required or permitted to be taken by the Governance & Nominating Committee may be taken by the affirmative vote of a simple majority of the members of such committee, and no greater vote shall be imposed by resolution or action of the Board or these Bylaws. In the event an alternate director is appointed to serve as a member of the Governance & Nominating Committee in the absence or disqualification of a Company Independent Director, such alternate must be a Company Independent Director. Notwithstanding anything to the contrary in these Bylaws, this paragraph shall not be amended, altered or repealed (and no provision inconsistent with this paragraph shall be adopted) by the Board without the approval of either all of the directors then in office or a majority of the directors then qualifying as Company Independent Directors. The unanimous consent of the Board shall be required to eliminate the Governance & Nominating Committee or to modify, limit or eliminate the powers granted to the Governance & Nominating Committee pursuant to the Certificate of Incorporation, these Bylaws or the Stockholders’ Agreement.

ARTICLE V

OFFICERS

Section 5.1. Number, Titles and Term of Office. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, a General Counsel, a Chief Accounting Officer, a Treasurer and a Secretary and a Chairman of the Board and such other officers as the Board may from time to time elect or appoint. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article V. Such officers shall also have such powers and duties as from time to time may be conferred by the Board or by any committee thereof. In addition, the Board or any committee thereof may from time to time elect, or the Chief Executive Officer may appoint, such other officers (including one or more Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and Tax Officers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee or by the Chief Executive Officer, as the case may be. All officers elected by the Board shall hold office until his or her successor shall be duly elected and shall qualify, or until his or her death, resignation or removal in the manner hereinafter provided. Any number of offices may be held by the same person, unless the Certificate of Incorporation provides otherwise. Except for the Chairman of the Board, if any, no officer need be a director.

Section 5.2. Compensation. The salaries or other compensation, if any, of the officers and agents of the Corporation shall be fixed from time to time by the Board.

Section 5.3. Removal. Any officer or agent elected or appointed by the Board may be removed, either with or without cause, by the Board. Election or appointment of an officer or agent shall not of itself create contractual rights.

Section 5.4. Vacancies. Any vacancy occurring in any office of the Corporation may be filled by the Board.

Section 5.5. Chief Executive Officer. The President shall be the chief executive officer of the Corporation (the “Chief Executive Officer”) unless the Board designates the Chairman of the Board or other officer as the Chief Executive Officer. Subject to the control of the Board and the executive committee (if any), the Chief Executive Officer shall have general executive charge, management and control of the properties, business and operations of the Corporation with all such powers as may be reasonably incident to such responsibilities; and the Chief Executive Officer may agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation and may sign all certificates for shares of capital stock of the

Corporation; and shall have such other powers and duties as designated in accordance with these Bylaws and as may be assigned to him from time to time by the Board.

Section 5.6. Chairman of the Board. The Chairman of the Board shall be a director of the Corporation; and shall have such other powers and duties as designated in accordance with these Bylaws and as may be assigned to him from time to time by the Board. The Chairman of the Board shall be a Company Independent Director elected by a majority of the Whole Board until the Corporation’s second annual meeting of the stockholders held after the Effective Date, after which time the Chairman of the Board may be any director elected by a majority of the Whole Board.

Section 5.7. President. Unless the Board otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and the President shall have such other powers and duties as designated in accordance with these Bylaws and as may be assigned to him from time to time by the Board.

Section 5.8. Vice Presidents. In the absence of the Chairman of the Board or the President, or in the event of their inability or refusal to act, a Vice President designated by the Board or, in the absence of such designation, the Vice President who is present and who is senior in terms of time as a Vice President of the Corporation, shall perform the duties of the Chairman of the Board or the President, as the case may be, and when so acting shall have all the powers of and be subject to all the restrictions upon the President; provided, however, that such Vice President shall not preside at meetings of the Board unless he or she is a director. Each Vice President shall perform such other duties and have such other powers as the Board may from time to time prescribe.

Section 5.9. Chief Financial Officer. The Chief Financial Officer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He or she shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board. He or she shall disburse the funds of the Corporation as may be ordered by the Board, the Chairman of the Board, or a President, taking proper vouchers for such disbursements. He or she shall render to the Chairman of the Board, the President and the Board at the regular meetings of the Board, or whenever they may request it, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the Corporation. The Chief Executive Officer may direct the Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and the Treasurer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer shall designate from time to time; provided, however, that if the offices of the Chief Financial Officer and the Treasurer are held by the same person, then the Chief Executive Officer may direct the Chief Accounting Officer to assume and perform the duties of the Chief Financial Officer.

Section 5.10. Chief Operating Officer. The Chief Operating Officer shall have direct management responsibility for the general business operations of the Corporation, and he or she shall have such powers and perform such duties as may be incident to the office of chief operating officer of a corporation, those duties assigned to him or her by other provisions of these Bylaws, and such other duties as may from time to time be assigned to him or her either directly or indirectly by the Board or the Chief Executive Officer.

Section 5.11. Chief Accounting Officer. The Chief Accounting Officer shall have such general powers and duties of supervision and management as shall be assigned to him or her by the Board. The Chief Accounting Officer shall perform such other duties commonly incident to his or her office and shall have such other powers as the Board shall designate from time to time. In addition, the Board may direct the Chief Accounting Officer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer.

Section 5.12. General Counsel. The General Counsel shall be the chief legal advisor of the Corporation and shall have responsibility for the management of the legal affairs and litigation of the Corporation and, in general, he or she shall perform the duties incident to the office of general counsel of a corporation and such other duties as may be assigned to him or her either directly or indirectly by the Board or the Chief Executive Officer, or as may be provided by law.

Section 5.13. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board, at its regular meetings, or when the Board so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. In case of the Treasurer’s death, resignation, retirement or removal from office, all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation shall be restored to the Corporation.

Section 5.14. Secretary. The Secretary shall keep the minutes of all meetings of the Board, committees of directors and of the stockholders in books provided for such purpose; shall attend to the giving and serving of all notices; may in the name of the Corporation affix the seal of the Corporation to all contracts of the Corporation and attest thereto; may sign with the other appointed officers all certificates for shares of capital stock of the Corporation; shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board may direct, all of which shall at all reasonable times be open to inspection by any director upon application at the office of the Corporation during business hours; shall have such other powers and duties as designated in accordance with these Bylaws and as may be prescribed from time to time by the Board; and shall generally perform all acts incident to the office of Secretary, subject to the control of the Chief Executive Officer and the Board.

Section 5.15. Assistant Secretaries. Each Assistant Secretary (if any) shall have the usual powers and duties pertaining to his or her office, together with such other powers and duties as designated in accordance with these Bylaws and as may be prescribed from time to time by the Chief Executive Officer, the Board or the Secretary. The Assistant Secretaries shall exercise the powers of the Secretary during the Secretary’s absence or inability or refusal to act.

Section 5.16. Action with Respect to Securities of Other Corporations. Unless otherwise determined by the Board, the Chief Executive Officer shall have the power to vote and otherwise to act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of any other corporation, or with respect to any action of security holders thereof, in which the Corporation may hold securities and otherwise, to exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Section 6.1. Right to Indemnification. Subject to the limitations and conditions as provided in this Article VI, each person who was or is made a party to or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a “proceeding”), or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Corporation, or while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer of the Corporation, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended against all reasonable expense, liability and loss (including without limitation, attorneys’ fees, judgments, fines, ERISA excise or similar taxes, punitive damages or penalties and amounts paid or to be paid in settlement) reasonably and actually incurred or suffered by such person in connection with such proceeding, and such indemnification under this Article VI shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 6.5, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of the Corporation. The right to indemnification granted pursuant to this Article VI shall be a contractual right, and no amendment, modification or repeal of this Article VI shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. The Corporation shall be the indemnitor of first resort for any such person entitled to indemnification under this Article VI, which such person entitled to indemnification also has certain rights to indemnification, advancement or expenses and/or insurance in favor of such person and not the Corporation, provided by one or more other persons or entities. IT IS EXPRESSLY ACKNOWLEDGED THAT THE INDEMNIFICATION CONFERRED IN THIS ARTICLE VI COULD INVOLVE INDEMNIFICATION FOR NEGLIGENCE OR UNDER THEORIES OF STRICT LIABILITY.

Section 6.2. Advance Payment. The right to indemnification conferred in this Article VI shall include the right to be paid or reimbursed by the Corporation for the reasonable expenses (including, without limitation, attorneys’ fees) reasonably incurred by a person of the type entitled to be indemnified under Section 6.1, who was, is or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of a written affirmation by such director or officer of such person’s good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article VI and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article VI or otherwise.

Section 6.3. Indemnification of Employees and Agents. The Corporation may, by action of its Board, provide indemnification to employees and agents of the Corporation, individually or as a group, with the same scope and effect as the indemnification of directors and officers provided for in this Article VI.

Section 6.4. Appearance as a Witness. Notwithstanding any other provision of this Article VI, the Corporation may pay or reimburse expenses incurred by a director or officer in connection with his or her appearance as a witness or other participation in a proceeding at a time when such person is not a named defendant or respondent in the proceeding.

Section 6.5. Right of Claimant to Bring Suit. If a written claim received by the Corporation from or on behalf of an indemnified party under this Article VI is not paid in full by the Corporation within 60 days after such receipt, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim (including, without limitation, attorneys’ fees). It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the

Corporation. Neither the failure of the Corporation (including its Board, its committees, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, its committees, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. In any suit brought by (a) a claimant to enforce a right to indemnification hereunder (but not in a suit brought by a claimant to enforce a right to an advancement of expenses), and (b) the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the claimant has not met any applicable standard for indemnification set forth in the DGCL.

Section 6.6. Nonexclusivity of Rights. The right to indemnification and advancement and payment of expenses conferred in this Article VI shall not be exclusive of any other rights which a director or officer or other person indemnified pursuant to this Article VI may have or hereafter acquire under any law (common or statutory), provision of the Certificate of Incorporation, these Bylaws, any agreement, vote of stockholders or Disinterested Directors or otherwise.

Section 6.7. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, employee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise against any expense, liability or loss asserted against any such person and incurred in any such capacity, or arising out of the person’s status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article VI.

Section 6.8. Amendments. Any repeal or amendment of this Article VI by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VI, shall, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to claimants on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 6.9. Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VI shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of this Article VI containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 6.10. Definitions. For purposes of this Article, reference to the “Corporation” shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger prior to (or, in the case of an entity specifically designated in a resolution of the Board, after) the adoption hereof and which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE VII

CAPITAL STOCK

Section 7.1. Certificates of Stock; Signatures. The shares of the capital stock of the Corporation shall be represented by certificates, provided, however, that the Board may determine by resolution that some or all of any or all the classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates and, upon request, every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by any two authorized officers of the Corporation representing the number of shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 7.2. Transfer of Shares.

(a) The shares of stock of the Corporation shall only be transferable on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives upon surrender and cancellation of certificates for a like number of shares (or upon compliance with the provisions of Article VII, Section 6 hereof, if applicable). Upon surrender to the Corporation or a transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer (or upon compliance with the provisions of Article VII, Section 6 hereof, if applicable) and of compliance with any transfer restrictions applicable thereto contained in any agreement to which the Corporation is a party, or of which the Corporation has knowledge by reason of a legend with respect thereto placed upon any such surrendered stock certificate, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books; provided, that such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.3. Effect of Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time after the issuance or transfer of such shares.

Section 7.4. Ownership of Shares. The Corporation shall be entitled to treat the holder of record of any share or shares of capital stock of the Corporation as the owner in fact thereof at that time for purposes of voting such shares, receiving distributions thereon or notices in respect thereof, transferring such shares, exercising rights of dissent, exercising or waiving any preemptive rights, or giving proxies with respect to such shares; and, neither the Corporation nor any of its officers, directors, employees, or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes, regardless of whether or not that person possesses a certificate for those shares.

Section 7.5. Regulations Regarding Certificates. To the extent allowable by the Certificate of Incorporation and applicable law, the Board shall have the power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of capital stock of the Corporation. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

Section 7.6. Lost, Stolen, Destroyed or Mutilated Certificates. The Board may determine the conditions upon which a new certificate of stock may be issued in place of any certificate which is alleged to have been lost, stolen, destroyed or mutilated; and may, in its discretion, require the owner of such certificate or his or her legal representative to give bond, with sufficient surety, to indemnify the Corporation and each transfer agent and registrar against any and all losses or claims which may arise by reason of the issuance of a new certificate in the place of the one so lost, stolen, destroyed or mutilated.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1. Fiscal Year. The fiscal year of the Corporation shall be such as established from time to time by the Board.

Section 8.2. Corporate Seal. The Board may provide a suitable seal containing the name of the Corporation. The Secretary shall have charge of the seal (if any). If and when so directed by the Board or a committee thereof, duplicates of the seal may be kept and used by an Assistant Secretary.

Section 8.3. Waiver of Notice. Whenever notice is required to be given, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Section 8.4. Resignations. Any director, member of a committee or officer may resign at any time. Such resignation may be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Chief Executive Officer or Secretary. The acceptance of a resignation shall not be necessary to make such resignation effective, unless expressly so provided in the resignation.

Section 8.5. Facsimile Signatures. In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized elsewhere in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used as determined by the Board.

Section 8.6. Reliance upon Books, Reports and Records. A member of the Board, or a member of any committee thereof, shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid, or with which the Corporation’s stock might properly be purchased or redeemed.

Section 8.7. Meeting Attendance via Remote Communication Equipment. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

Section 8.8. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 8.9. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 8.10. Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

Section 8.11. Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Section 8.12. Capitalized Terms. Capitalized terms that are used but not defined herein, but that are defined in the Certificate of Incorporation, shall have the respective meanings assigned to them in the Certificate of Incorporation. Capitalized terms that are used but not defined herein or in the Certificate of Incorporation, but that are defined in the Stockholders’ Agreement, shall have the respective meanings assigned to them in the Stockholders’ Agreement.

ARTICLE IX

AMENDMENTS

In addition to any other vote required by law or provided in the Certificate of Incorporation, these Bylaws or a Preferred Stock Certificate of Designations, the Board shall not amend, alter or repeal these Bylaws without obtaining the approval of a majority of the directors then in office. In addition to any other vote required by law or provided in the Certificate of Incorporation, these Bylaws or a Preferred Stock Certificate of Designations, any provision of these Bylaws may be amended altered or repealed by the stockholders of the Corporation (i) before the Sunset Date, by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon and (ii) on and after the Sunset Date, by the affirmative vote of the holders of at least 66 2/3% of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon.

As amended and restated through [●].

Annex D

Execution Version

SUPPORT AGREEMENT

dated as of

November 21, 2017

by and among

STONE ENERGY CORPORATION,

SAILFISH ENERGY HOLDINGS CORPORATION,

APOLLO MANAGEMENT VII, L.P.,

APOLLO COMMODITIES MANAGEMENT, L.P., WITH RESPECT TO SERIES I

and

RIVERSTONE ENERGY PARTNERS V, L.P.

D-i

D-ii

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of November 21, 2017, is entered into by and among Stone Energy Corporation, a Delaware corporation (“Sailfish”), Sailfish Energy Holdings Corporation, a Delaware corporation and a wholly owned direct subsidiary of Sailfish (“New Sailfish”), Apollo Management VII, L.P., a Delaware limited partnership (“Apple VII”), Apollo Commodities Management, L.P., with respect to Series I, a Delaware limited partnership (“Apple ANRP”, and together with Apple VII, “Apple”), and Riverstone Energy Partners V, L.P., a Delaware limited partnership (“Ride,” and together with Apple, the “Parent Entities”). Sailfish, New Sailfish, Apple VII, Apple ANRP and Ride are referred to individually as a “Party” and collectively as “Parties.”

WITNESSETH:

WHEREAS, simultaneously with the execution of this Agreement, Sailfish, New Sailfish, Sailfish Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of New Sailfish (“Merger Sub”), Talos Energy LLC, a Delaware limited liability company (“Green Energy”), and Talos Production LLC, a Delaware limited liability company (“Green Production”), have entered into a Transaction Agreement (the “Transaction Agreement”);

WHEREAS, capitalized terms used but not defined in this Agreement will have the meanings given such terms in the Transaction Agreement;

WHEREAS, pursuant to the Transaction Agreement, prior to and at the Closing, the Green Entities will be combined with Sailfish through the Transaction Steps, including the Green Reorganization and the Green Contribution;

WHEREAS, Apple, directly or indirectly, owns or controls 100% of the Equity Interests in the Apple Aggregator, the Apple ANRP Blocker Holding Company, the Apple Fund VII Blocker Holding Companies, and AP Overseas Talos Holdings Partnership, LLC, a Delaware limited liability company, and the Apple ANRP Blocker Holding Company, the Apple Fund VII Blocker Holding Companies, and AP Overseas Talos Holdings Partnership, LLC together own 100% of the Equity Interests in the Apple Blockers;

WHEREAS, Ride, directly or indirectly, owns or controls 100% of the Equity Interests in Ride Aggregator and the Ride Blocker Holding Company, and the Ride Blocker Holding Company owns 100% of the Equity Interests in the Ride Blocker;

WHEREAS, on the date hereof the Apple Aggregator and Ride Aggregator collectively control Green Energy, which owns, directly or indirectly, 100% of the Equity Interests of Green Production and the other Green Entities;

WHEREAS, the Apple Aggregator and the Ride Aggregator have approved the execution, delivery and performance by Green Energy and Green Production of the Transaction Agreement and the consummation of the Transactions in accordance with DLLCA and their respective Organizational Documents;

WHEREAS, as a condition to entering into the Transaction Agreement, Sailfish has required the Parent Entities to agree to execute and deliver this Agreement and to agree to cause the Apple Entities (defined herein) and the Ride Entities (defined herein) to take the actions described herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. Any capitalized term used but not defined in this Agreement shall have the meaning ascribed to such term in the Transaction Agreement. In addition, the following terms shall have the following meanings:

“Acquired Securities” has the meaning set forth in Section 5.06(a).

“Apple VII Entities” means the entities listed in Exhibit A under the heading “Apple VII Entities”.

“Apple Aggregator” means Apollo Talos Holdings, L.P., a Delaware limited partnership.

“Apple ANRP Blocker Holding Company” means the entity listed in Exhibit A under the heading “Apple ANRP Blocker Holding Company”.

“Apple ANRP Entities” means the entities listed in Exhibit A under the heading “Apple ANRP Entities”.

“Apple Blockers” means the entities listed in Exhibit A under the heading “Apple Blockers”.

“Apple Blocker Holding Companies” means the entities listed in Exhibit A under the heading “Apple Blocker Holding Companies”.

“Apple Entities” means Apple, Apple ANRP Blocker Holding Company, Apple Fund VII Blocker Holding Companies, AP Overseas Talos Holdings Partnership, LLC, the Apple Aggregator, the Apple Blocker Holding Companies, Apple Green Feeder, the Apple Blockers, and the Apple Intermediate Partnerships.

“Apple Fund VII Blocker Holding Companies” means the entities listed in Exhibit A under the heading “Apple Fund VII Blocker Holding Companies”.

“Apple Green Contributors” means the Apple Green Feeder and the Apple Blocker Holding Companies.

“Apple Green Feeder” means a new Delaware limited liability company to be formed by the Apple Aggregator.

“Apple Intermediate Partnerships” means the entities listed in Exhibit A under the heading “Apple Intermediate Partnerships”.

“Class B/C Unitholders” means the holders of Series B Units and/or Series C Units of Green Energy.

“Incidental Entity Obligations” means, with respect to any Delaware limited partnership or limited liability company, those liabilities and/or obligations incidental to its existence and status as such an entity, such as annual fees owed to the State of Delaware and fees owed to a Delaware registered agent.

“Joint Apple Entities” means the entities listed in Exhibit A under the heading “Joint Apple Entities”.

“Ride Aggregator” means Riverstone V Talos Holdings, L.P., a Delaware limited partnership.

“Ride Blocker” means Riverstone V Non-U.S. Talos Corp, a Delaware corporation.

“Ride Blocker Holding Company” means Riverstone V FT Corp Holdings, L.P., a Delaware limited partnership.

“Ride Green Contributors” means the Ride Green Feeder and the Ride Blocker Holding Company.

“Ride Green Feeder” means a new Delaware limited liability company to be formed by Ride Aggregator.

“Ride Intermediate Partnership” means Riverstone Energy V Talos Partnership, L.P., a Delaware limited partnership.

“Ride Entities” means Ride, the Ride Aggregator, the Ride Blocker Holding Company, Ride Green Feeder, the Ride Blocker, and the Ride Intermediate Partnership.

ARTICLE 2

THE GREEN REORGANIZATION AND THE GREEN CONTRIBUTION

Section 2.01 Green Reorganization. After the date hereof (but in any event prior to Closing), (a) Apple shall cause each Apple Entity to effect each step of the Green Reorganization as described in (and in accordance with) Section 2.01 of the Transaction Agreement applicable to the Apple Entities, and (b) Ride shall cause each Ride Entity to effect each step of the Green Reorganization as described in (and in accordance with) Section 2.01 of the Transaction Agreement applicable to the Ride Entities.

Section 2.02 The Green Contribution. On the Closing Date, (a) Apple shall cause each Apple Green Contributor to take the actions and make the contributions applicable to the Apple Green Contributors included in the Green Contribution as described in (and in accordance with) Section 2.13 of the Transaction Agreement and (b) Ride shall cause each Ride Green Contributor to take the actions and make the contributions applicable to the Ride Green Contributors included in the Green Contribution as described in (and in accordance with) Section 2.13 of the Transaction Agreement.

Section 2.03 Modifications. Between the date hereof and the Closing Date, Sailfish shall, to the extent reasonably requested by Apple and Ride, cooperate in good faith in the consideration of any potential reasonable modifications to the Transaction Steps. Subject to the consent of Sailfish, which may not be unreasonably withheld, conditioned or delayed, Apple or Ride may modify the Green Reorganization steps and the Green Contribution steps applicable to it to the extent reasonably necessary, appropriate or convenient to facilitate the contribution of the Equity Interests of the Green Entities, the Apple Blockers and the Ride Blocker to New Sailfish, and in such event, the Parties shall cooperate reasonably to enter into any necessary amendments or modifications to this Agreement, the Transaction Agreement or any of the other agreements contemplated therein in order to effectuate such modifications; provided, that (a) neither Apple nor Ride shall be required to enter into any amendment that increases any obligation or liability of such Party and (b) Sailfish shall not be required to consent to any modifications to the Green Reorganization steps or the Green Contribution steps or any amendment to any Combination Agreement that would (i) have an adverse effect on New Sailfish and its Subsidiaries, from and after the Closing, (ii) have an adverse effect on the value of the New Sailfish Common Stock to be issued in the Merger, (iii) violate applicable Law or (iv) reasonably be expected to prevent or materially delay the Closing.

ARTICLE 3

CLOSING

Section 3.01 Apple Closing Deliverables. At the Closing, Apple shall cause each applicable Apple Entity to deliver to Sailfish and New Sailfish duly executed counterparts of (a) each Combination Agreement to which such Apple Entity is to be party, (b) the Green Contributor Assignment, (c) a Closing Tax Certification, and (d) the certificate contemplated by Section 8.03(c)(i).

Section 3.02 Ride Closing Deliverables. At the Closing, Ride shall cause each applicable Ride Entity to deliver to Sailfish and New Sailfish duly executed counterparts of (a) each Combination Agreement to which such Ride Entity is to be party, (b) the Green Contributor Assignment, (c) a Closing Tax Certification, and (d) the certificate contemplated by Section 8.03(c)(ii).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

SAILFISH AND NEW SAILFISH

Sailfish and New Sailfish represent and warrant to the Parent Entities as follows:

Section 4.01 Authorization; No Conflict; Consents and Approvals.

(a) Each of Sailfish and New Sailfish has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of Sailfish and New Sailfish and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Sailfish. This Agreement has been duly executed and delivered by Sailfish and New Sailfish and assuming that this Agreement constitutes the valid and binding obligation of the Parent Entities, constitutes a valid and binding obligation of Sailfish and New Sailfish enforceable against Sailfish and New Sailfish in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Sailfish Board, at a meeting duly noticed and called and held, by unanimous vote that has not been rescinded, modified or withdrawn, (1) determined that the terms of this Agreement are in the best interests of Sailfish and its stockholders and (2) approved and declared advisable this Agreement. The board of directors of New Sailfish, at a meeting duly noticed and called and held, by unanimous vote that has not been rescinded, modified or withdrawn, (i) determined that the terms of this Agreement are in the best interests of New Sailfish and its stockholders and (ii) approved and declared advisable this Agreement

(b) Except as disclosed in the Sailfish Disclosure Letter, the execution and delivery of this Agreement does not require any consent of or other action by any Person under or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of the ownership of, or a material benefit or use under, or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer, first refusal, or other change in any right or obligation or the loss of any benefit, in each case, with respect to any of the properties or assets of Sailfish or any of its Subsidiaries (including, for the avoidance of doubt, any of their Oil and Gas Properties) under, any provision of (i) the Organizational Documents of Sailfish or any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise, certificate or license to which Sailfish or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) any Law applicable to Sailfish or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(c) Neither Sailfish nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of Sailfish or any of its Subsidiaries or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise or license to which Sailfish or any of its Subsidiaries is now a party or by which Sailfish or any of its Subsidiaries or any of their respective properties or assets is bound, except for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(d) Except as disclosed in the Transaction Agreement or the Sailfish Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by Sailfish or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Sailfish and New Sailfish.

Section 4.02 No Additional Representations.

(a) Except for the Sailfish Group Representations, none of Sailfish, New Sailfish, or any other Person has made or makes any express or implied representation or warranty with respect to Sailfish, New Sailfish, or either of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and each of Sailfish and New Sailfish hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Sailfish, New Sailfish, or any other Person makes or has made any representation or warranty to the Parent Entities or any of their respective Affiliates or Representatives with respect to (x) any financial projection, forecast, estimate, budget or prospect information relating to Sailfish, New Sailfish or any of their Subsidiaries or their respective businesses; or (y) except for the Sailfish Group Representations, any oral or written information presented to Apple, Ride, or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Sailfish and New Sailfish, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Sailfish and New Sailfish acknowledge and agree that none of Apple, Ride, or any other Person has made or is making any representations or warranties relating to the Apple Entities, the Ride Entities, or the Green Entities, whatsoever, express or implied, beyond the Green Group Representations, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Apple Entities, Ride Entities or the Green Entities furnished or made available to Sailfish or New Sailfish or any of their Representatives and that neither Sailfish nor New Sailfish has relied on any such other representation or warranty. Without limiting the generality of the foregoing, Sailfish and New Sailfish acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Sailfish, New Sailfish or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF APPLE

Apple represents and warrants to Sailfish and New Sailfish as follows:

Section 5.01 Organization, Good Standing and Qualification.

(a) Each Apple Entity other than Apple Green Feeder is a corporation, limited liability company, limited partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted. At Closing, Apple Green Feeder will be a limited liability company duly organized and validly existing under the Laws of the jurisdiction of its organization and will have all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) Each Apple Entity other than Apple Green Feeder is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. At Closing, Apple Green Feeder will be duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 5.02 Authorization; No Conflict; Consents and Approvals.

(a) Apple has all requisite power and authority to execute and deliver this Agreement and to consummate or to cause the other Apple Entities to consummate, as applicable, the Green Reorganization and the Green Contribution (including taking each action that it and each other Apple Entity is contemplated to take by this Agreement and the Transaction Agreement in connection therewith). The execution and delivery of this Agreement by Apple and the consummation by it and the other Apple Entities of its and their applicable portions of the Green Reorganization and the Green Contribution (and the taking of the other actions contemplated by this Agreement) have been duly authorized by all necessary entity action on the part of Apple and each other applicable Apple Entity and by all necessary action on the part of the holders of Apple’s Equity Interests and on the part of the holders of each other applicable Apple Entity’s Equity Interests. This Agreement has been duly executed and delivered by Apple and assuming that this Agreement constitutes the valid and binding obligation of Sailfish, New Sailfish and Ride, constitutes a valid and binding obligation of Apple enforceable in accordance with its terms, subject, as to enforceability, to Creditors’ Rights.

(b) Except as disclosed in the Green Disclosure Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions comprising the Green Reorganization and the Green Contribution by the applicable Apple Entities and the performance of the Combination Agreements to which any Apple Entity is a party by such Apple Entity (and the taking of the other actions contemplated by this Agreement) will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of a material benefit under (or right of any Apple Entity to own or use any assets or properties required for the conduct of its business), or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of any Apple Entity under, any provision of (i) the Organizational Documents of any Apple Entity, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which any Apple Entity is a party or by which any Apple Entity or its or their respective properties or assets are bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in the Transaction Agreement are duly and timely obtained or made and the Sailfish Stockholder Approval has been obtained, any Law applicable to any Apple Entity or any of its respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(c) Except as disclosed in the Transaction Agreement or the Green Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by any Apple Entity in connection with the execution and delivery of this Agreement by Apple or the consummation by the Apple Entities of the applicable portions of the Green Reorganization and the Green Contribution (and the taking of the other actions contemplated by this Agreement), except for any filings required under the HSR Act and such reports under the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement, the Transaction Agreement and the Transactions.

Section 5.03 Subsidiary Matters.

(a) The Apple Blockers have never owned any assets, and will own no assets, prior to the Green Reorganization other than their direct ownership of Equity Interests of the Apple Intermediate Partnerships (through which the Apple Blockers hold an indirect ownership interest in the Green Entities), cash and tax attributes incidental to or arising out of their ownership of such interests. The Apple Intermediate Partnerships have never owned any assets, and will own no assets, prior to the Green Reorganization other than their direct ownership of Equity Interests of the Apple Aggregator, cash and tax attributes incidental to or arising out of their ownership of such interests. The Apple Aggregator has never owned any assets, and will own no assets, prior to the Green Reorganization other than its direct ownership of Equity Interests of Green Energy, cash and tax attributes incidental to or arising out of their ownership of such interests. Upon consummation of the Green Reorganization and at all times thereafter up to the Closing, the Apple Blockers’ sole assets will be Equity Interests of Green Production, cash and tax attributes incidental to or arising out of their ownership of such interests and previous ownership of interests in the Apple Intermediate Partnerships.

(b) The Apple Blockers have never had any liabilities of any kind or character, and will have no liabilities of any kind or character, prior to the Green Reorganization other than (x) Incidental Entity Obligations, (y) liabilities arising out of their ownership of Equity Interests of the Apple Intermediate Partnerships, and (z) liabilities owed to Affiliates of Apple that will be capitalized, settled or otherwise extinguished, and fully released, prior to or in the course of the Green Reorganization. The Apple Intermediate Partnerships have never had any liabilities of any kind or character, and will have no liabilities of any kind or character, prior to the Green Reorganization other than (x) Incidental Entity Obligations, (y) liabilities arising out of their ownership of Equity Interests of the Apple Aggregator, and (z) liabilities, owed to Affiliates of Apple (including loans issued to certain Affiliates of Apple) that will be capitalized, settled or otherwise extinguished, and fully released, prior to or in the course of the Green Reorganization. The Apple Aggregator has never had any liabilities of any kind or character, and will have no liabilities of any kind or character, prior to the Green Reorganization other than (x) Incidental Entity Obligations, (y) liabilities arising out of its ownership of Equity Interests of Green Energy, and (z) liabilities owed to Affiliates of Apple that will be capitalized, settled or otherwise extinguished, and fully released, prior to or in the course of the Green Reorganization. Following the Green Reorganization the Apple Blockers will have no liabilities of any kind or character other than Incidental Entity Obligations and those arising out of their ownership of Equity Interests of Green Production or their prior ownership of Equity Interests of the Apple Intermediate Partnerships.

(c) On the date hereof:

(i) Apple controls the Apple ANRP Blocker Holding Company, the Apple Fund VII Blocker Holding Companies, and AP Overseas Talos Holdings Partnership, LLC, a Delaware limited liability company, which together own 100% of the Equity Interests of the Apple Blockers, which own Equity Interests of the Apple Intermediate Partnerships, which own Equity Interests of the Apple Aggregator, which owns 295,249,539 Series A Units of Green Energy;

(ii) Apple controls the Apple Aggregator; and

(iii) Green Energy indirectly owns 100% of the Equity Interests of Green Production.

(d) Immediately before the Closing:

(i) Apple will control the Apple ANRP Blocker Holding Company, the Apple Fund VII Blocker Holding Companies, and AP Overseas Talos Holdings Partnership, LLC, which together will own 100% of the Equity Interests of the Apple Blockers, which will own Equity Interests of Green Production;

(ii) Apple will control the Apple Aggregator and the Apple Intermediate Partnerships;

(iii) the Apple Aggregator, together with the Class B/C Unitholders, will own 100% of the Equity Interests of the Apple Green Feeder;

(iv) the Apple Aggregator will control the Apple Green Feeder;

(v) the Apple Green Feeder will own Equity Interests of Green Production; and

(vi) the Apple Green Feeder and the Apple Blockers, together with the Ride Green Feeder and the Ride Blocker, will own 100% of the Equity Interests of Green Production, which will in turn own the Equity Interests in the other Green Entities as further set forth in the Transaction Agreement.

Section 5.04 Broker’s Fees. Except for the fees and expenses payable to the Green Financial Advisor by Green Energy, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Apple Entity or Green Entity, and the agreements with respect to such engagements have previously been made available to Sailfish.

Section 5.05 Information Supplied. None of the information supplied or to be supplied by any Apple Entity specifically for inclusion or incorporation by reference in the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to stockholders of Sailfish and, if applicable, at the time of the meeting of the stockholders of Sailfish to consider the Transaction Agreement and the Transactions (including any postponement, adjournment or recess thereof, the “Sailfish Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated in the supplied information or necessary in order to make the statements in the supplied information, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by Apple with respect to statements made therein based on information supplied by any Person other than an Apple Entity for inclusion in the Combined Consent Statement/Prospectus.

Section 5.06 Unregistered Securities.

(a) Apple will cause Apple Green Feeder and each Apple Blocker Holding Company to acquire the New Sailfish Common Stock (collectively, the “Acquired Securities”) for its own account with the present intention of causing each such Apple Entity to hold the Acquired Securities for investment purposes and not with a view to cause, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or state securities laws. No Apple Entity presently has any contract, undertaking, agreement or arrangement with any Person to cause any Apple Entity to sell, transfer or grant participations to such Person or to any third Person, with respect to such Acquired Securities, other than the contribution by the Apple Blocker Holding Company of its Acquired Securities to Apple Green Feeder.

(b) Apple is, and at Closing Apple Green Feeder and each Apple Blocker Holding Company will be, an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the SEC pursuant to the Securities Act. Apple has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of an investment in the Acquired Securities, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

(c) To the knowledge of Apple, Apple has been furnished with all materials relating to the business, finances and operations of Sailfish and its Subsidiaries and materials relating to the issuance of the Acquired Securities that Apple has requested. Apple and its Representatives have been afforded the opportunity to ask questions of and speak with members of management of Sailfish. Apple has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Acquired Securities by Apple Green Feeder and the Apple Blocker Holding Companies.

(d) Apple acknowledges that the Acquired Securities are not registered under the Securities Act or any applicable state securities law and might not be registered in the future, and that such Acquired Securities may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.

(e) Apple understands that, until such time as the Acquired Securities have been registered pursuant to the provisions of the Securities Act, or the Acquired Securities are otherwise eligible for resale under the

Securities Act (including pursuant to Rule 144 promulgated thereunder) without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Acquired Securities will bear a restrictive legend substantially similar to the following:

THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

(f) Apple understands that New Sailfish will issue the New Sailfish Common Stock to Apple Green Feeder and the Apple Blocker Holding Companies in reliance on an exemption from the registration requirements of federal and state securities laws and that New Sailfish is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Apple set forth herein in order to determine the applicability of such exemptions and the suitability of Apple Green Feeder and the Apple Blocker Holding Companies to acquire the Acquired Securities.

Section 5.07 Taxes.

(a) (i) All material Tax Returns required to be filed by or with respect to each Apple Blocker before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) each Apple Blocker has timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of such Apple Blocker, (iii) all material Taxes required to be withheld by each Apple Blocker have been timely withheld and, to the extent required, paid over to the appropriate Governmental Entity and each Apple Blocker has complied with all information reporting and backup withholding requirements, including maintenance of required forms and other records, and (iv) the charges, accruals and reserves for Taxes with respect to each Apple Blocker reflected in such Apple Blocker’s balance sheet are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b) No Apple Blocker is party to any material agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes, and no Apple Blocker has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return.

(c) There is no outstanding material claim, assessment or deficiency against any Apple Blocker for any Taxes that has been asserted or threatened in writing by any Governmental Entity, and no written claim has been made, within the preceding three years, by a Governmental Entity in a jurisdiction where such Apple Blocker does not file Tax Returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. No waiver or extension of any statute of limitations with respect to the assessment or collection of Taxes is in effect for any Apple Blocker.

(d) During the period beginning two years before the date hereof, no Apple Blocker has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

Section 5.08 No Additional Representations.

(a) Except for the representations and warranties made in this Article 5, neither Apple nor any other Person makes any express or implied representation or warranty with respect to the Apple Entities or their businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Apple hereby disclaims any such other representations or warranties.

(b) Notwithstanding anything contained in this Agreement to the contrary, Apple acknowledges and agrees that neither Sailfish, New Sailfish nor any other Person has made or is making any representations or warranties relating to Sailfish, New Sailfish or their Subsidiaries whatsoever, express or implied, beyond the Sailfish Group Representations, including any implied representation or warranty as to the accuracy or completeness of any information regarding Sailfish, New Sailfish and their Subsidiaries furnished or made available to Apple or any of its Representatives, and that Apple has not relied on any other representation or warranty. Without limiting the generality of the foregoing, Apple acknowledges that no representations or warranties are made by Sailfish, New Sailfish, or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Apple or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF RIDE

Ride represents and warrants to Sailfish and New Sailfish as follows:

Section 6.01 Organization, Good Standing, and Qualification.

(a) Each Ride Entity other than Ride Green Feeder is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted. At Closing, Ride Green Feeder will be a limited liability company duly organized and validly existing under the Laws of the jurisdiction of its organization and will have all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) Each Ride Entity other than Ride Green Feeder is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. At Closing, Ride Green Feeder will be duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 6.02 Authorization; No Conflict; Consents and Approvals.

(a) Ride has all requisite power and authority to execute and deliver this Agreement and to consummate or to cause the other Ride Entities to consummate, as applicable, the Green Reorganization and the Green Contribution (including taking each action that it and each other Ride Entity is contemplated to take by this Agreement and the Transaction Agreement in connection therewith). The execution and delivery of this Agreement by Ride and the consummation by it and the other Ride Entities of its and their applicable portions of the Green Reorganization and the Green Contribution (and the taking of the other actions contemplated by this Agreement) have been duly authorized by all necessary entity action on the part of Ride and each other applicable Ride Entity and by all necessary action on the part of the holders of Ride’s Equity Interests and by the holders of the Equity Interests of the other applicable Ride Entities. This Agreement has been duly executed and delivered by Ride and assuming that this Agreement constitutes the valid and binding obligation of Sailfish, New Sailfish and Apple, constitutes a valid and binding obligation of Ride enforceable in accordance with its terms, subject, as to enforceability, to Creditors’ Rights.

(b) The execution and delivery of this Agreement do not, and the consummation of the transactions comprising the Green Reorganization and the Green Contribution by the Ride Entities and the performance of the

Combination Agreements to which any Ride Entity is a party by such Ride Entity (and the taking of the other actions contemplated by this Agreement) will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of a material benefit under (or right of any Ride Entity to own or use any assets or properties required for the conduct of their respective businesses), or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of any Ride Entity under, any provision of (i) the Organizational Documents of any Ride Entity, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which any Ride Entity is a party or by which any Ride Entity or its or their respective properties or assets are bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in the Transaction Agreement are duly and timely obtained or made and the Sailfish Stockholder Approval has been obtained, any Law applicable to any Ride Entity or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by any Ride Entity in connection with the execution and delivery of this Agreement by Ride or the consummation by the Ride Entities of the applicable portions of the Green Reorganization and the Green Contribution (and the taking of the other actions contemplated by this Agreement), except for any filings required under the HSR Act and such reports under the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions.

Section 6.03 Subsidiary Matters.

(a) The Ride Blocker has never owned any assets, and will own no assets, prior to the Green Reorganization other than its direct ownership of Equity Interests of the Ride Intermediate Partnership (through which the Ride Blocker holds an indirect ownership interest in the Green Entities), cash and tax attributes incidental to or arising out of its ownership of such interest. The Ride Intermediate Partnership has never owned any assets, and will own no assets, prior to the Green Reorganization other than its direct ownership of Equity Interests of the Ride Aggregator, cash and tax attributes incidental to or arising out of its ownership of such interest. The Ride Aggregator has never owned any assets, and will own no assets, prior to the Green Reorganization other than its direct ownership of Equity Interests of Green Energy, cash and tax attributes incidental to or arising out of its ownership of such interest. Upon consummation of the Green Reorganization and at all times thereafter up to the Closing, the Ride Blocker’s sole assets will be Equity Interests of Green Production, cash and tax attributes incidental to or arising out of its ownership of such interest and previous ownership of interests in the Ride Intermediate Partnership.

(b) The Ride Blocker has never had any liabilities of any kind or character, and will have no liabilities of any kind or character, prior to the Green Reorganization other than (x) Incidental Entity Obligations, (y) liabilities arising out of its ownership of Equity Interests of the Ride Intermediate Partnership, and (z) liabilities owed to Affiliates of Ride that will be capitalized, settled or otherwise extinguished, and fully released, prior to or in the course of the Green Reorganization. The Ride Intermediate Partnership has never had any liabilities of any kind or character, and will have no liabilities of any kind or character, prior to the Green Reorganization other than (x) Incidental Entity Obligations, (y) liabilities arising out of its ownership of Equity Interests of the Ride Aggregator, and (z) liabilities owed to Affiliates of Ride that will be capitalized, settled or otherwise extinguished, and fully released, prior to or in the course of the Green Reorganization. The Ride Aggregator has never had any liabilities of any kind or character, and will have no liabilities of any kind or character, prior to the Green Reorganization other than (x) Incidental Entity Obligations, (y) liabilities arising out of its ownership of Equity Interests of Green Energy, and (z) liabilities owed to Affiliates of Ride that will be capitalized, settled or otherwise extinguished, and fully released, prior to or in the course of the Green

Reorganization. Following the Green Reorganization the Ride Blocker will have no liabilities of any kind or character other than Incidental Entity Obligations and those arising out of its ownership of Equity Interests of Green Production or its prior ownership of Equity Interests of the Ride Intermediate Partnership.

(c) On the date hereof:

(i) Ride controls the Ride Blocker Holding Company, which owns 100% of the Equity Interests of the Ride Blocker, which owns Equity Interests of the Ride Intermediate Partnership, which owns Equity Interests of the Ride Aggregator, which owns 229,638,530 Series A Units of Green Energy;

(ii) Ride controls the Ride Aggregator; and

(iii) Green Energy indirectly owns 100% of the Equity Interests of Green Production.

(d) Immediately before the Closing:

(i) Ride will control the Ride Blocker Holding Company, which will own 100% of the Equity Interests of the Ride Blocker, which will own Equity Interests of Green Production;

(ii) Ride will control the Ride Aggregator;

(iii) the Ride Aggregator, together with Class B/C Unitholders, will own 100% of the Equity Interests of the Ride Green Feeder;

(iv) the Ride Aggregator will control the Ride Green Feeder;

(v) the Ride Green Feeder will own Equity Interests of Green Production; and

(vi) the Ride Green Feeder and the Ride Blocker, together with Apple Green Feeder and the Apple Blockers, will own 100% of the Equity Interests of Green Production, which will in turn own the Equity Interests in the other Green Entities as further set forth in the Transaction Agreement.

Section 6.04 Broker’s Fees. Except for the fees and expenses payable to the Green Financial Advisor by Green Energy, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Ride Entity or Green Entity, and the agreements with respect to such engagements have previously been made available to Sailfish.

Section 6.05 Information Supplied. None of the information supplied or to be supplied by any Ride Entity specifically for inclusion or incorporation by reference in the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to stockholders of Sailfish and, if applicable, at the time of the Sailfish Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the supplied information or necessary in order to make the statements in the supplied information, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by Ride with respect to statements made therein based on information supplied by any Person other than a Ride Entity for inclusion in the Combined Consent Statement/Prospectus.

Section 6.06 Unregistered Securities.

(a) Ride will cause Ride Green Feeder and Ride Blocker Holding Company to acquire the Acquired Securities for its own account with the present intention of causing Ride Green Feeder and Ride Blocker Holding Company to hold the Acquired Securities for investment purposes and not with a view to cause, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or state securities laws. Ride does not presently have any contract, undertaking, agreement or arrangement with any Person to cause Ride Green Feeder or Ride Blocker Holding Company to sell, transfer or grant participations to such Person or to any third Person, with respect to such Acquired Securities, other than the contribution by the Ride Blocker Holding Company of its Acquired Securities to Ride Green Feeder.

(b) Ride is, and at the Closing each of Ride Green Feeder and Ride Blocker Holding Company will be, an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the SEC pursuant to the Securities Act. Ride has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of an investment in the Acquired Securities, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

(c) To the knowledge of Ride, Ride has been furnished with all materials relating to the business, finances and operations of Sailfish and its Subsidiaries and materials relating to the issuance of the Acquired Securities that Ride has requested. Ride and its Representatives have been afforded the opportunity to ask questions of and speak with members of management of Sailfish. Ride has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Acquired Securities by Ride Green Feeder and Ride Blocker Holding Company.

(d) Ride acknowledges that the Acquired Securities are not registered under the Securities Act or any applicable state securities law and might not be registered in the future, and that such Acquired Securities may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.

(e) Ride understands that, until such time as the Acquired Securities have been registered pursuant to the provisions of the Securities Act, or the Acquired Securities are otherwise eligible for resale under the Securities Act (including pursuant to Rule 144 promulgated thereunder) without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Acquired Securities will bear a restrictive legend substantially similar to the following:

THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

(f) Ride understands that New Sailfish will issue the New Sailfish Common Stock to Ride Green Feeder and Ride Blocker Holding Company in reliance on an exemption from the registration requirements of federal and state securities laws and that New Sailfish is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Ride set forth herein in order to determine the applicability of such exemptions and the suitability of Ride Green Feeder to acquire the Acquired Securities.

Section 6.07 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Ride Blocker before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) the Ride Blocker has timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Ride Blocker, (iii) all material Taxes required to be withheld by the Ride Blocker have been timely withheld and, to the extent required, paid over to the appropriate Governmental Entity and the Ride Blocker has complied with all information reporting and backup withholding requirements, including maintenance of required forms and other records, and (iv) the charges, accruals and reserves for Taxes with respect to the Ride Blocker reflected in the Ride Blocker’s balance sheet are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b) The Ride Blocker is not a party to any material agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes, and the Ride Blocker has not been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return.

(c) There is no outstanding material claim, assessment or deficiency against the Ride Blocker for any Taxes that has been asserted or threatened in writing by any Governmental Entity, and no written claim has been made, within the preceding three years, by a Governmental Entity in a jurisdiction where the Ride Blocker does not file Tax Returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. No waiver or extension of any statute of limitations with respect to the assessment or collection of Taxes is in effect for the Ride Blocker.

(d) During the period beginning two years before the date hereof, the Ride Blocker has not been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

Section 6.08 No Additional Representations.

(a) Except for the representations and warranties made in this Article 6, neither Ride nor any other Person makes any express or implied representation or warranty with respect to the Ride Entities, Ride Green Feeder or their businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Ride hereby disclaims any such other representations or warranties.

(b) Notwithstanding anything contained in this Agreement to the contrary, Ride acknowledges and agrees that neither Sailfish, New Sailfish nor any other Person has made or is making any representations or warranties relating to Sailfish, New Sailfish or their Subsidiaries whatsoever, express or implied, beyond the Sailfish Group Representations, including any implied representation or warranty as to the accuracy or completeness of any information regarding Sailfish, New Sailfish and their Subsidiaries furnished or made available to Ride or any of its Representatives, and that Ride has not relied on any other representation or warranty. Without limiting the generality of the foregoing, Ride acknowledges that no representations or warranties are made by Sailfish, New Sailfish, or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Ride or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 7

ADDITIONAL AGREEMENTS

Section 7.01 Preparation of Combined Consent Statement/Prospectus; Stockholders’ Meeting. Apple shall cause each Apple Entity and Ride shall cause each Ride Entity to reasonably cooperate with Sailfish and the Green Signing Parties in preparing the Combined Consent Statement/Prospectus. Apple shall cause each Apple Entity and Ride shall cause each Ride Entity to furnish to Sailfish such data and information in such Apple Entity’s possession relating to the Apple Entities or an such Ride Entity’s possession relating to the Ride Entities, as applicable, as Sailfish may reasonably request and as is required by applicable federal securities laws for the purpose of including such data and information in the Combined Consent Statement/Prospectus and the Registration Statement, and any amendments or supplements thereto.

Section 7.02 Confidentiality. Each Party acknowledges and agrees that the information provided to it and its Representatives in connection with this Agreement (other than that intended to be included in the Combined Consent Statement/Prospectus) is confidential and is not to be disclosed to anyone other than its respective Representatives who need to know such information in connection with the Transactions, all of whom shall be directed to maintain the confidentiality of such information; provided that with prior notice disclosures may be made if required by applicable law.

Section 7.03 Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, Apple shall cause each Apple Entity and Ride shall cause each Ride Entity to use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, all things necessary, proper or advisable under applicable Laws to consummate its applicable portion of each of the Green Reorganization and the Green Contribution in accordance with this Agreement and the Transaction Agreement and to take each other action contemplated to be taken by it pursuant to this Agreement; provided, however, that, except as expressly contemplated by any Combination Agreement to which such entity is a party, no Parent Entity, nor any Apple Entity nor any Ride Entity shall be required to pay (and, without the prior written consent of Sailfish (such consent not to be unreasonably withheld, conditioned or delayed), none of the Parent Entities, nor any Apple Entity nor any Ride Entity nor any of their respective Subsidiaries or Affiliates (excluding for the purpose of this sentence any Green Entity) shall pay or agree to pay) any fee, penalty or other consideration to any third party (other than any filing fees paid or payable to any Governmental Entity) for any consent or approval required for the consummation of the Transactions.

Section 7.04 Performance of Obligations: Apple. Apple shall cause each Apple Entity to perform its respective obligations under each Combination Agreement (other than the Debt Exchange Agreement) to which such Apple Entity is a party. In addition, as contemplated by Section 8.03(e) of the Transaction Agreement, Apple shall cause Apollo Management VII, L.P. and Apollo Commodities Management, L.P., with respect to Series I to terminate that certain Services Agreement with Green Energy dated February 3, 2012, and Apollo Global Securities, LLC to terminate that certain Transaction Fee Agreement with Green Energy dated February 3, 2012, at or before Closing.

Section 7.05 Performance of Obligations: Ride. Ride shall cause each Ride Entity to perform its respective obligations under each Combination Agreement (other than the Debt Exchange Agreement) to which such Ride Entity is a party. In addition, as contemplated by Section 8.03(e) of the Transaction Agreement, Ride shall cause REP Management Company V, LLC to terminate that certain Services Agreement with Green Energy dated February 3, 2012, and that certain Transaction Fee Agreement with Green Energy dated February 3, 2012, at or before Closing.

ARTICLE 8

CONDITIONS

Section 8.01 Conditions to Each Party’s Obligations to Effect the Transactions. The obligations of each Party hereunder to effect the transactions contemplated by Section 2.01 and Section 2.02 and Article 3 and to otherwise effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) the waiver on or prior to the Closing Date of the following conditions:

(a) Transaction Agreement. The conditions to the closing of the transactions contemplated by the other Combination Agreements (other than those conditions that by their nature are to be satisfied at the closing of the applicable transactions, but subject to their satisfaction at the applicable closing) shall have been satisfied or waived and the parties thereto shall all be ready, willing and able to close the Transactions substantially contemporaneously, in the order contemplated by Article 2 of the Transaction Agreement.

(b) No Injunctions or Restraints. There shall be no Law, injunction, ruling judgment, order, or decree of any Governmental Entity of competent jurisdiction that is in effect which temporarily or permanently makes illegal, prohibits or enjoins the consummation of the Green Contribution, the Green Reorganization or the other Transactions.

Section 8.02 Conditions to Obligations of the Parent Entities. The obligations of the Parent Entities to effect the transactions contemplated by Section 2.01 and Section 2.02 and Article 3 and to otherwise effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) the waiver by each of the Parent Entities on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Sailfish and New Sailfish set forth in Section 4.01 shall be true and correct in all material respects as of the date of this Agreement and the Closing (without regard to qualification or exceptions contained therein as to “materiality” or “Sailfish Material Adverse Effect”), as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date).

(b) Performance of Obligations. Sailfish and New Sailfish shall have performed in all material respects all obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date.

(c) Certificate. Sailfish shall have delivered to the Parent Entities a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of Sailfish certifying to the effect that (i) the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied and (ii) (A) the conditions set forth in Section 8.01 and 8.03 of the Transaction Agreement have been satisfied or waived as contemplated therein (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction at the Closing, and other than those conditions that by their nature are to be satisfied pursuant to the performance by the Parties of their obligations hereunder) and (B) that Sailfish and New Sailfish stand ready, willing and able to consummate the Merger.

Section 8.03 Conditions to Obligations of Sailfish and New Sailfish. The obligations of Sailfish and New Sailfish to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) the waiver by Sailfish on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties.

(i) (x) The representations and warranties of Apple set forth in Sections 5.03(c) and (d) and Sections 5.06(a) and (b) shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (y) the representations and warranties set forth in Section 5.01, Section 5.02 and Section 5.04 shall be true and correct in all material respects as of the date of this Agreement and the Closing Date (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”), as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (z) all other representations and warranties of Apple set forth in Article 5 shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect.

(ii) (x) The representations and warranties of Ride set forth in Sections 6.03(c) and (d) and Sections 6.06(a) and (b) shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (x) the representations and warranties set forth in Section 6.01, Section 6.02 and Section 6.04 shall be true and correct in all material respects as of the date of this Agreement and the Closing Date (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”), as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), and (z) all other representations and warranties of Ride set forth in Article 6 shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect.

(b) Performance of Obligations.

(i) Apple shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(ii) Ride shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c) Certificates.

(i) Apple shall have delivered to Sailfish a certificate, dated the Closing Date, signed by an authorized signatory of Apple certifying that (x) the conditions set forth in Section 8.03(a)(i) and Section 8.03(b)(i) have been satisfied and (y) all liabilities owed to Affiliates of Apple that were to have been released pursuant to Section 5.03(b) have been fully released in accordance with such Section.

(ii) Ride shall have delivered to Sailfish a certificate, dated the Closing Date, signed by an authorized signatory of Ride certifying that (x) the conditions set forth in Section 8.03(a)(ii) and Section 8.03(b)(ii) have been satisfied and (y) all liabilities owed to Affiliates of Ride that were to have been released pursuant to Section  6.03(b) have been fully released in accordance with such Section.

ARTICLE 9

TERMINATION

Section 9.01 Termination. This Agreement will terminate automatically upon the earliest to occur of: (a) termination of the Transaction Agreement pursuant to Article 9 of the Transaction Agreement and (b) the assertion by Sailfish, New Sailfish or any of their respective Subsidiaries or Affiliates of any claim against either Parent Entity, any Apple Entity or any Ride Entity in connection with this Agreement, any other Combination Agreement or any of the Transactions, except in the case of a claim brought by Sailfish or New Sailfish for intentional fraud or otherwise seeking specific performance of a Parent Entity’s obligations under this Agreement. In the event of termination of this Agreement, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for intentional fraud.

ARTICLE 10

GENERAL PROVISIONS

Section 10.01 Survival. None of the representations, warranties covenants and agreements in this Agreement, or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement, shall survive the Effective Time or the termination of this Agreement pursuant to Article 9, as the case may be. This Article 10 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight mail, shall be deemed to have been duly given upon receipt) by delivery in person or overnight mail to the respective parties, delivery by facsimile transmission (providing confirmation of transmission) to the respective parties or delivery by electronic mail transmission (providing confirmation of transmission) to the respective parties. Any notice sent by facsimile transmission or electronic mail transmission shall be deemed to have been given and received at the time of confirmation of transmission. Any notice sent by electronic mail transmission shall be followed reasonably promptly with a copy delivered by overnight mail. All notices, requests, claims, demands and other communications hereunder shall be addressed as follows, or to such other address, facsimile number or email address for a Party as shall be specified in a notice given in accordance with this Section 10.02:

(a)	if to Apple:

Apollo Management VII, L.P.

9 West 57th Street

New York, NY 10019

Attention: Laurie Medley

Facsimile: (646) 607.0528

Email: lmedley@apollolp.com

and

Apollo Commodities Management, L.P. with respect to Series I

9 West 57th Street

New York, NY 10019

Attention: Laurie Medley

Facsimile: (646) 607.0528

Email: lmedley@apollolp.com

(b)	with a further copy to (which shall not constitute notice):

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, NY 10103

Attention: James Fox

                 Dan Komarek

Facsimile: (917) 849-5366

Email: jfox@velaw.com

           dkomarek@velaw.com

(c)	if to Ride:

Riverstone Energy Partners V, L.P.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

Attention: General Counsel

Facsimile: (888) 801-9301

Email: legal@riverstonellc.com

(d)	with a further copy to (which shall not constitute notice):

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, NY 10103

Attention: James Fox

                 Dan Komarek

Facsimile: (917) 849-5366

Email: jfox@velaw.com

           dkomarek@velaw.com

(e)	if to Sailfish and/or New Sailfish:

Sailfish Energy Corporation

625 East Kaliste Saloom Rd.

Lafayette, LA 70508

Attention: General Counsel

Facsimile: (337) 521-2072

Email: JaubertLS@StoneEnergy.com

(f)	with a copy to (which copy shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 45th Floor

Houston, Texas 77002

Attention:      John Goodgame

                      Rebecca Tyler

Facsimile: (713) 236-0822

Email:  jgoodgame@akingump.com

             rtyler@akingump.com

Section 10.03 Governing Law; Jurisdiction.

(a) THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

(b) Each of the Parties (i) irrevocably consents to submit itself to the personal jurisdiction of the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. Nothing in this Section 10.03 shall prevent any Party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any federal court located in the State of Delaware, as applicable. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the transactions contemplated hereby. The Parties hereby agree that mailing of process or other papers in connection with such action, suit, or proceeding in the manner provided by Section 10.02 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

Section 10.04 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party accordingly agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. In circumstances where the Parties are obligated to perform any provision of this Agreement and such provision is not performed in accordance with its specific terms or is otherwise breached (other than as a result of the other Party’s refusal to close in violation of this Agreement) each of the Parties expressly acknowledges and agrees that the other Party shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other Party, and that such other Party on behalf of itself and its stockholders shall be entitled to enforce specifically the breaching Party’s obligation to perform any provision of this Agreement. Each Party accordingly agrees not to raise any objection to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.04. Each Party further agrees that no other Party and no other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.04, and each Party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument. Absent intentional fraud, each Party’s right to seek specific performance of the other Parties’ obligations hereunder shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of such Party and its respective Subsidiaries and Affiliates against any of Sailfish, New Sailfish, the Apple Entities or Ride Entities, as applicable, in respect of any liabilities or obligations arising under, or in connection with, this Agreement, any other Combination Agreement or the Transactions.

Section 10.05 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 10.06 Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties and any purported assignment without such consent shall be void; provided that a Party may, without the prior written consent of the other Parties, assign any or all of its rights and obligations under this Agreement to one or more of its Affiliates; provided further that such assignment by a Party shall not limit or affect such Party’s obligations under this Agreement.

(b) Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

Section 10.07 Expenses. Except as otherwise specifically provided in this Agreement or any other Combination Agreement, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 10.08 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

Section 10.09 Amendment. This Agreement may be amended by the Parties at any time; provided, however, that after the Sailfish Stockholder Approval, no amendment shall be made which by Law would require the approval of such stockholders, without first obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.10 Waiver. Any failure of any of the Parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time prior to the Closing by any of the Parties entitled to the benefit thereof only by a written instrument signed by each such Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.11 Parties.

(a) All obligations of the Parties are several and not joint, and in no event shall a Party have any liability or obligation with respect to the acts or omissions of any other Party to this Agreement.

(b) No Person who is not a named party to this Agreement, including without limitation any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”) shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

(c) For all purposes in this Agreement, the representations, warranties and covenants of Apple shall (i) to the extent they relate to any Apple VII Entity be deemed to be representations, warranties or covenants, as applicable, of Apple VII, (ii) to the extent they relate to any Apple ANRP Entity be deemed to be representations, warranties or covenants, as applicable, of Apple ANRP and (iii) to the extent they relate to any Joint Apple Entity be deemed to be representations, warranties or covenants, as applicable, of Apple VII and Apple ANRP.

(d) Notwithstanding any other provision of this Agreement, in the event of any claim whatsoever or howsoever made against Apple ANRP, the recourse shall be limited solely to the assets of Series I thereof. Upon exhaustion of the assets of Series I of Apple ANRP, the claim shall be extinguished and there shall be no further recourse against or to any other series of Apple ANRP or any general partner not associated with Series I of Apple ANRP.

Section 10.12 Entire Agreement. This Agreement (together with the other Combination Agreements, and the other documents and instruments executed pursuant hereto and thereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the Parties with respect to the subject matter hereof and thereof.

[The next page is the signature page.]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed as of the date first written above by its respective officer thereunto duly authorized, all as of the date first written above.

STONE ENERGY CORPORATION

By:	/s/ Neal P. Goldman
Name:	Neal P. Goldman
Title:	Chairman of the Board

SAILFISH ENERGY HOLDINGS CORPORATION

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

Signature Page to Support Agreement

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President and Assistant Secretary

APOLLO COMMODITIES MANAGEMENT, L.P., with respect to Series I

By:	Apollo Commodities Management GP, LLC, its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President and Assistant Secretary

Signature Page to Support Agreement

RIVERSTONE ENERGY PARTNERS V, L.P.

By:	Riverstone Energy GP V, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Signature Page to Support Agreement

Exhibit A

LISTING OF CERTAIN APPLE ENTITIES

Apple ANRP Blocker Holding Company:

ANRP (Talos Conduit), L.P., a Delaware limited partnership.

Apple Blockers:

AP Overseas Talos Holdings (DC I), LLC, a Delaware limited liability company.

AP Overseas Talos Holdings (DC II), LLC, a Delaware limited liability company.

AP Overseas Talos Holdings (DC III), LLC, a Delaware limited liability company.

AP Overseas Talos Holdings (DC IV), LLC, a Delaware limited liability company.

AIF VII (Talos DC), LLC, a Delaware limited liability company.

ANRP (Talos DC), LLC, a Delaware limited liability company.

Apple Blocker Holding Companies:

AP Overseas Talos Holdings Partnership, LLC, a Delaware limited liability company.

AIF VII (AIV), L.P., a Delaware limited partnership.

ANRP DE Holdings, L.P., a Delaware limited partnership.

Apple Fund VII Blocker Holding Companies:

AIF VII (Talos Conduit), L.P., a Delaware limited partnership.

AIF VII (Talos Conduit II), L.P., a Delaware limited partnership.

AIF VII (Talos Conduit III), L.P., a Delaware limited partnership.

Apple Intermediate Partnerships:

AOP Talos Holdings, LLC, a Delaware limited liability company.

AIF VII (AIV), L.P., a Delaware limited partnership.

ANRP DE Holdings, L.P., a Delaware limited partnership.

Exhibit A to Support Agreement

Apple VII Entities:

AOP VII (Talos AIV I FC), L.P.

AOP VII (Talos AIV II FC), L.P.

AOP VII (Talos AIV III FC), L.P.

AOP VII (Talos AIV IV FC), L.P.

AOP VII (Talos AIV V FC), L.P.

AOP (DE) VII (Talos AIV I FC), L.P.

AOP (DE) VII (Talos AIV II FC), L.P.

Apollo Overseas Partners VII, L.P.

Apollo Overseas Partners (Delaware) VII, L.P.

Apollo Overseas Partners (Delaware 892) VII, L.P.

AIF VII (Talos Conduit), L.P.

AIF VII (Talos Conduit II), L.P.

AIF VII (Talos Conduit III), L.P.

AIF VII (Talos DC), LLC

Apollo Investment Fund (PB) VII, L.P.

AIF PB VII (LS AIV), L.P.

AIF VII (AIV), L.P.

Apple ANRP Entities:

ANRP (Talos AIV I FC), L.P.

ANRP (Talos AIV II FC), L.P.

ANRP (Talos AIV III FC), L.P.

ANRP (Talos AIV IV FC), L.P.

ANRP (Talos AIV V FC), L.P.

ANRP Overseas Partners, L.P.

ANRP Overseas Partners (892), L.P.

ANRP (Talos Conduit), L.P.

ANRP (Talos DC), LLC

ANRP DE Holdings, L.P.

Joint Apple Entities:

AP Overseas Talos Holdings (DC I), LLC

AP Overseas Talos Holdings (DC II), LLC

AP Overseas Talos Holdings (DC III), LLC

AP Overseas Talos Holdings (DC IV), LLC

AOP Talos Holdings, LLC

Apollo Talos Holdings, L.P.

AP Overseas Talos Holdings Partnership, LLC, a Delaware limited liability company.

Exhibit A to Support Agreement

Annex E

STOCKHOLDERS’ AGREEMENT

dated as of

[●]

among

[NEW SAILFISH],

[APPLE GREEN ENERGY FEEDER LLC],

[APPLE BONDHOLDER],

[RIDE GREEN ENERGY FEEDER LLC]

and

[RIDE BONDHOLDER]

E-i

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”) is entered into on [●], by and among [Apple Green Energy Feeder LLC], a Delaware limited liability company (“Apple Green Feeder”), [Apple Bondholder] (“Apple Bondholder” and, together with Apple Green Feeder and any other member of the Apple Group executing a joinder, the “Apple Parties”), [Ride Green Energy Feeder LLC] (“Ride Green Feeder”), [Ride Bondholder] (“Ride Bondholder” and, together with Ride Green Feeder and any other member of the Ride Group executing a joinder, the “Ride Parties”), on the one hand, and [New Sailfish], a Delaware corporation (the “Company”), on the other hand. The Apple Parties and the Ride Parties are sometimes referred to herein as the “Stockholders” and the Stockholders and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, on November [●], 2017 (the “Signing Date”), (i) Stone Energy Corporation, a Delaware corporation (“Sailfish”), Sailfish Merger Sub Corporation, a Delaware corporation, the Company, Talos Energy LLC, a Delaware limited liability company (“Green Energy”), and Talos Production LLC, a Delaware limited liability company (“Green Production”), entered into that certain Transaction Agreement (as may be amended from time to time, the “Transaction Agreement”), (ii) Apollo Management VII, L.P., a Delaware limited partnership and Apollo Commodities Management, L.P., with respect to Series I, a Delaware limited partnership, Riverstone Energy Partners V, L.P., a Delaware limited partnership and Sailfish entered into that certain Support Agreement (as may be amended from time to time, the “Support Agreement”), and (iii) Sailfish, the Company, Green Production, Talos Production Finance Inc., and the lenders and noteholders listed on the signature pages and Schedules A through D thereof entered into that certain Debt Exchange Agreement (the “Debt Exchange Agreement” and collectively with the Support Agreement and the Transaction Agreement, the “Relevant Agreements”);

WHEREAS, pursuant to the transactions contemplated by the Relevant Agreements, as of the date hereof the Stockholders were issued an aggregate of [●] shares of Company Common Stock (as defined herein), consisting of an aggregate of [●] shares of Company Common Stock issued to the Apple Parties (the “Initial Apple Group Shares”) and [●] shares of Company Common Stock issued to the Ride Parties (the “Initial Ride Group Shares” and, together with the Initial Apple Group Shares, the “Initial Stockholder Shares”); and

WHEREAS, the Stockholders and the Company desire to enter into this Agreement in order to, inter alia, (i) set forth certain of their rights, duties and obligations as a result of the transactions contemplated by the Relevant Agreements; (ii) provide for the management, operation and governance of the Company; and (iii) set forth restrictions on certain activities in respect of the Company Common Stock, corporate governance, and other related corporate matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Entity or any arbitration or mediation tribunal.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, that neither the Apple Parties nor the Ride Parties shall be deemed to be Affiliates of the Company or any of its Subsidiaries for purposes of this Agreement and neither the Company nor any of its Subsidiaries shall be deemed to be Affiliates of the Apple Parties or the Ride Parties for purposes of this Agreement.

“Agreement” has the meaning set forth in the introduction.

“Apple Bondholder” has the meaning set forth in the introduction.

“Apple Designee” has the meaning set forth in Section 3.2.

“Apple Director” has the meaning set forth in Section 3.2.

“Apple Green Feeder” has the meaning set forth in the introduction.

“Apple Group” means the Apple Parties and their respective Affiliates. For the avoidance of doubt, for the purposes of this Agreement no member of the Company Group shall be a member of the Apple Group.

“Apple Parties” has the meaning set forth in the introduction.

“beneficial ownership,” including the correlative terms “beneficially own,” “beneficial owner,” “own,” and “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the principal offices of the SEC in Washington, D.C., or banks in the City of Houston in the United States of America are authorized or required by Law to be closed.

“Bylaws” means the Bylaws of the Company, as amended from time to time.

“Chancery Court” shall have the meaning set forth in Section 5.1(a).

“Charter” means the Amended and Restated Certificate of Incorporation of the Company, as amended from time to time.

“Closing” has the meaning given such term in the Transaction Agreement.

“Company” has the meaning set forth in the introduction.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the common stock, par value $0. 01 per share, of the Company.

“Company Confidential Information” has the meaning set forth in Section 4.1(b).

“Company Group” means the Company, each Subsidiary of the Company from and after the Closing (in each case so long as such Subsidiary remains a Subsidiary of the Company) and each other Person that is controlled either directly or indirectly by the Company immediately after the Closing (in each case for so long as such Person continues to be controlled either directly or indirectly by the Company).

“Company Independent Director” means each director of the Company who (i) is an Independent Director and (ii) without limiting (i), (A) is not an Apple Director or a Ride Director, (B) for so long as this Agreement has not terminated with respect to the Apple Parties, is not a current director, officer or employee of, any member of the Apple Group, (C) for so long as this Agreement has not terminated with respect to the Ride Parties, is not a current director, officer or employee of, any member of the Ride Group, (D) for so long as this Agreement has not terminated with respect to the Apple Parties, has been determined by the Governance & Nominating Committee in good faith not to have any relationship with any member of the Apple Group that would be material to the director’s ability to be independent from the Apple Parties, (E) for so long as this Agreement has not terminated with respect to the Ride Parties, has been determined by the Governing & Nominating Committee in good faith not to have any relationship with any member of the Ride Group that would be material to the director’s ability to be independent from the Ride Parties and (F) is designated by the Governance & Nominating Committee as a Company Independent Director.

“Debt Exchange Agreement” has the meaning set forth in the preamble.

“Disinterested Director” means, with respect to any Related Party Transaction, each Independent Director of the Company other than any of the following: (i) with respect to any Related Party Transaction in which the Apple Parties or any member of the Apple Group has a direct or indirect material interest, each Apple Director, (ii) with respect to any Related Party Transaction in which the Ride Parties or any member of the Ride Group has a direct or indirect material interest, each Ride Director, and (iii) with respect to any Related Party Transaction in which one or more individual directors has a direct or indirect material interest, each such director; provided, however, that (1) with respect to any Related Party Transaction involving any member of the Apple Group, the Audit Committee may request that the Ride Directors confirm that the Ride Group has no direct or indirect material interest and, if the Audit Committee so requests, no Ride Director shall be a Disinterested Director unless the Ride Directors have provided such confirmation to the Audit Committee and (2) with respect to any Related Party Transaction involving any member of the Ride Group, the Audit Committee may request that the Apple Directors confirm that the Apple Group has no direct or indirect material interest and, if the Audit Committee so requests, no Apple Director shall be a Disinterested Director unless the Apple Directors have provided such confirmation to the Audit Committee.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Final Termination Date” has the meaning set forth in Section 2.1.

“GAAP” means United States generally accepted accounting principles.

“Governance & Nominating Committee” has the meaning set forth in Section 3.3(c).

“Governmental Entity” means any United States federal, state or local, or foreign, international or supranational, government, court or tribunal, or administrative, executive, governmental or regulatory or self-regulatory body, agency or authority thereof.

“Green Designees” has the meaning set forth in Section 3.2(c).

“Green Directors” has the meaning set forth in Section 3.2(c).

“Green Energy” has the meaning set forth in the preamble.

“Green Non-Aligned Designee” has the meaning set forth in Section 3.2(c).

“Green Non-Aligned Director” has the meaning set forth in Section 3.2(c).

“Green Production” has the meaning set forth in the preamble.

“Group” means the Apple Group, the Ride Group, the Stockholder Group, or the Company Group, as the context requires.

“Independent Director” means a director who is independent under the NYSE listing rules.

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other object and source code versions of computer programs and associated documentation, training materials and configurations to use and modify such programs, including programmer, administrator, end user and other documentation, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Initial Apple Group Shares” has the meaning set forth in the preamble.

“Initial Ride Group Shares” has the meaning set forth in the preamble.

“Initial Stockholder Shares” has the meaning set forth in the preamble.

“Law” means any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar legally enforceable requirement enacted, adopted, promulgated or applied by a Governmental Entity.

“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are permitted by Law and within such party’s control) necessary to cause such result, including (i) voting or providing a written consent or proxy with respect to the Company Common Stock owned by such party, (ii) causing the adoption of stockholders’ resolutions and amendments to the organizational documents of the Company, (iii) executing agreements and instruments, and (iv) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

“Nominating Stockholders” means the Apple Parties and the Ride Parties.

“Non-Green Designee” has the meaning set forth in Section 3.2(f).

“Non-Green Director” has the meaning set forth in Section 3.2(f).

“NYSE” means the New York Stock Exchange.

“Other Stockholder” means a holder of Company Common Stock that is not a member of the Stockholder Group.

“Party” and collectively, “Parties”, has the meaning set forth in the introduction.

“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.

“Related Party Transaction” means any transaction (including any merger or consolidation of the Company with any other entity or association) or series of related transactions in which the Company or any member of the Company Group is a participant and any Stockholder or member of any Stockholder Group (in each case, with respect to which this Agreement has not terminated) or any director has a direct or indirect material interest (other than an interest as a stockholder in the Company proportionate to its Company Stock ownership) other than a transaction or series of related transactions that involves goods, services, property or other consideration valued at less than $120,000 or that is otherwise de minimis in nature.

“Relevant Agreements” has the meaning set forth in the preamble.

“Representatives” has the meaning set forth in Section 4.1(b).

“Ride Bondholder” has the meaning set forth in the introduction.

“Ride Designee” has the meaning set forth in Section 3.2(b).

“Ride Director” has the meaning set forth in Section 3.2(b).

“Ride Green Feeder” has the meaning set forth in the introduction.

“Ride Group” means the Ride Parties and their respective Affiliates. For the avoidance of doubt, for the purposes of this Agreement no member of the Company Group shall be a member of the Ride Group.

“Ride Parties” has the meaning set forth in the introduction.

“SEC” means the Securities and Exchange Commission.

“Sailfish” has the meaning set forth in the preamble.

“Signing Date” has the meaning set forth in the preamble.

“Standstill Period” has the meaning set forth in Section 4.2(c)(i).

“Stockholder Group” means the Apple Group and the Ride Group.

“Stockholders” has the meaning set forth in the introduction.

“Subsidiary” means, with respect to a subject Person, any other Person of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest, or (iii) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its Subsidiaries.

“Support Agreement” has the meaning set forth in the preamble.

“Termination Date” has the meaning set forth in Section 2.1.

“Transaction Agreement” has the meaning set forth in the preamble.

“Transaction Documents” means, collectively, this Agreement, the Relevant Agreements and the other Ancillary Agreements (as defined in the Transaction Agreement).

“Transactions” has the meaning given such term in the Transaction Agreement.

“Transfer” means, directly or indirectly (whether by merger, operation of Law or otherwise), to sell, transfer, assign, pledge, hypothecate or otherwise dispose of or encumber any direct or indirect economic, voting or other rights in or to any Company Common Stock, including by means of (i) the Transfer of an interest in a Person that directly or indirectly holds such Company Common Stock or (ii) a hedge, swap or other derivative. “Transferred” and “Transferring” shall have correlative meanings.

ARTICLE II

TERM

Section 2.1 Term and Termination. This Agreement is effective as of the date hereof and shall terminate automatically (a) with respect to the Apple Parties, on the first date that the Apple Parties, based on their collective ownership of Company Common Stock, would no longer have the right to nominate an Apple Designee pursuant to Section 3.2(a) and (b) with respect to the Ride Parties, on the first date that the Ride Parties, based on their collective ownership of Company Common Stock, would no longer have the right to nominate a Ride Designee pursuant to Section 3.2(b). Notwithstanding the foregoing, the provisions of Section 4.1, Article V and Article VI, and any claim for breach of the covenants set forth in this Agreement, shall survive the termination of this Agreement. The date that this Agreement terminates with respect to the Apple Parties or the Ride Parties, as applicable, is referred to herein as such Parties’ “Termination Date.” The first date that this Agreement has terminated with respect to both the Apple Parties and the Ride Parties is referred to herein as the “Final Termination Date.”

ARTICLE III

CORPORATE GOVERNANCE MATTERS

Section 3.1 Board Composition.

(a) The Company Board shall initially consist of ten members comprised of (i) two directors designated by the Apple Parties, (ii) two directors designated by the Ride Parties, (iii) one Independent Director jointly designated by the Nominating Stockholders, (iv) the Chief Executive Officer of the Company and (v) four directors, including the chairman of the Company Board, that are Company Independent Directors, initially designated by Sailfish in accordance with the Transaction Agreement. Until the second annual meeting of stockholders held after the date of this Agreement, the Company and each Stockholder shall take all Necessary Action to cause the Chairman of the Company Board to be a Company Independent Director.

(b) The Company and each Stockholder shall take all Necessary Action to cause the directors contemplated by Section 3.1(a) to be divided into three classes of directors, each of which directors shall serve for staggered three-year terms as follows:

(i) the class I directors shall include: one Apple Director specified by the Apple Parties, one Ride Director specified by the Ride Parties and one Company Independent Director designated by the Company in accordance with the Transaction Agreement;

(ii) the class II directors shall include: one Company Independent Director designated by the Company in accordance with the Transaction Agreement, the Chief Executive Officer of the Company and the one Independent Director jointly designated by the Nominating Stockholders pursuant to Section 3.1(a)(iii); and

(iii) the class III directors shall include: one Apple Director specified by the Apple Parties, one Ride Director specified by the Ride Parties and two Company Independent Directors designated by the Company in accordance with the Transaction Agreement.

Notwithstanding the foregoing, the initial term of the class I directors shall expire at the first annual meeting of stockholders of the Company held following the date of this Agreement. The initial term of the class II directors shall expire at the second annual meeting of stockholders of the Company held following the date of this Agreement. The initial term of the class III directors shall expire at the third annual meeting of stockholders of the Company held following the date of this Agreement.

(c) The Company and each Stockholder shall take all Necessary Action to cause the Company Board to be comprised of a total of ten authorized directorships.

Section 3.2 Director Nomination Rights.

(a) In connection with any annual or special meeting of the stockholders of the Company at which directors shall be elected (or any action by stockholder consent to elect directors in lieu of a stockholder meeting), but subject to the allocation of designees among the classes of directors pursuant to Section 3.1, (i) for so long as the Apple Group collectively owns Company Common Stock representing at least one of the following: (A) 15% of the outstanding shares of Company Common Stock or (B) 50% of the Initial Apple Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Apple Parties shall have the right to designate two persons for nomination by the Company Board for election to the Company Board, (ii) upon the Apple Group ceasing to collectively own Company Common Stock representing at least one of the following (A) 15% of the outstanding shares of Company Common Stock or (B) 50% of the Initial Apple Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Apple Parties shall have the right to designate one person for nomination by the Company Board for election to the Company Board for so long as the Apple Group collectively owns Company Common Stock representing at least one of the following (x) 5% of the outstanding shares of Company Common Stock or (y) 50% of the Initial Apple Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares) (each person designated pursuant to (i) or (ii), an “Apple Designee”), and (iii) upon the Apple Group ceasing to collectively own Company Common Stock representing at least one of the following (A) 5% of the outstanding shares of Company Common Stock or (B) 50% of the Initial Apple Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Apple Parties shall thereafter not have the right to designate any Apple Designee pursuant to this Agreement. Any Apple Designee that is serving on the Company Board, together with any director designated in accordance with Section 3.1(a)(i), is an “Apple Director.”

(b) In connection with any annual or special meeting of the stockholders of the Company at which directors shall be elected (or any action by stockholder consent to elect directors in lieu of a stockholder meeting), but subject to the allocation of designees among the classes of directors pursuant to Section 3.1, (i) for so long as the Ride Group collectively owns Company Common Stock representing at least one of the following (A) 15% of the outstanding shares of Company Common Stock or (B) 50% of the Initial Ride Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Ride Parties shall have the right to designate two persons for nomination by the Company Board for election to the Company Board, (ii) upon the Ride Group ceasing to collectively own Company Common Stock representing at least one of the following (A) 15% of the outstanding shares of Company Common Stock or (B) 50% of the Initial Ride Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Ride Parties shall have the right to designate one person for nomination by the Company Board for election to the Company Board for so long as the Ride Group collectively owns Company Common Stock representing at least one of the following (x) 5% of the outstanding shares of Company Common Stock or (y) 50% of the Initial Ride Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares) (each person designated pursuant to (i) or (ii), an “Ride Designee”), and (iii) upon the Ride Group ceasing to collectively own Company Common Stock representing at least one of the following (A) 5% of the outstanding shares of Company Common Stock or (B) 50% of the Initial Ride Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Ride Parties shall thereafter not have the right to designate any Ride Designee pursuant to this Agreement. Any Ride Designee that is serving on the Company Board, together with any director designated in accordance with Section 3.1(a)(ii), is an “Ride Director.”

(c) In connection with any annual or special meeting of the stockholders of the Company at which directors shall be elected (or any action by stockholder consent to elect directors in lieu of a stockholder meeting), but subject to the allocation of designees among the classes of directors pursuant to Section 3.1, (i) for so long as the Stockholders collectively own Company Common Stock representing at least one of the following: (A) 50% of the outstanding shares of Company Common Stock or (B) at least 80% of the Initial Stockholder Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Nominating Stockholders shall have the collective right to designate two additional persons for nomination by the Company Board for election to the Company Board, one of which shall qualify as an Independent Director and the other of whom shall either be the Chief Executive Officer of the Company or shall also qualify as an Independent Director and (ii) upon the Stockholders ceasing to collectively own Company Common Stock representing at least one of the following: (A) 50% of the outstanding shares of Company Common Stock or (B) at least 80% of the Initial Stockholder Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Nominating Stockholders shall have the collective right to designate one additional person for nomination by the Company Board for election to the Company Board, whom shall either be the Chief Executive Officer of the Company or qualify as an Independent Director, for so long as the Nominating Stockholders collectively own Company Common Stock representing at least one of the following (x) 40% of the outstanding shares of Company Common Stock or (y) at least 60% of the Initial Stockholder Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares) (each person designated pursuant to this Section 3.2(c), a “Green Non-Aligned Designee” and, together with the Apple Designees and Ride Designees, the “Green Designees”). Upon the Nominating Stockholders ceasing to collectively own Company Common Stock representing at least one of the following (x) 40% of the outstanding shares of Company Common Stock or (y) at least 60% of the Initial Stockholder Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares), the Nominating Stockholders shall thereafter not have the right to designate any Green Non-Aligned Designee pursuant to this Agreement. Any Green Non-Aligned Designee that is serving on the Company Board is a “Green Non-Aligned Director”, and the Apple Director(s), Ride Director(s) and Green Non-Aligned Director(s) are sometimes referred to herein as the “Green Directors.”

(d) If at any time, the number of outstanding shares of Company Common Stock owned by the Apple Group is less than the number necessary to designate the number of Apple Designees then on the Company Board, then the applicable number of Apple Directors then on the Company Board shall, and the Apple Parties shall take all Necessary Action to cause such Apple Directors to, immediately offer to resign from their directorships, effective as of the Company’s next annual meeting of stockholders. If such resignation is then accepted by the vote of a majority of the Company Independent Directors, the Apple Parties shall take all Necessary Action to cooperate with the other directors and the Company in removing such Apple Director(s) as of such time. If at any time, the number of outstanding shares of Company Common Stock owned by the Ride Group is less than the number necessary to designate the number of Ride Designees then on the Company Board, then the applicable number of Ride Directors then on the Company Board shall, and the Ride Parties shall take all Necessary Action to cause such Ride Directors to, immediately offer to resign from their directorships, effective as of the Company’s next annual meeting of stockholders. If such resignation is then accepted by the vote of a majority of the Company Independent Directors, the Ride Parties shall take all Necessary Action to cooperate with the other directors and the Company in removing such Ride Director(s) as of such time. Following such resignation of any Apple Designee or Ride Designee in accordance with this Section 3.2(d), the Governance & Nominating Committee shall have the exclusive right to fill the resulting vacant directorships with persons who qualify as Company Independent Directors to replace such resigned directors.

(e) No Nominating Stockholder shall designate any Green Designee who it believes does not satisfy the requirements for service on the Company Board set forth in Section 2.13(e) of the Bylaws or the rules and regulations of the NYSE or applicable Law. Upon the identification of any Green Designee by a Nominating Stockholder, the Governance & Nominating Committee shall promptly and in good faith consider each Green Designee. In the event that the Governance & Nominating Committee determines that the Green Designee fails to meet such requirements, such Green Designee shall not be nominated for election to the Company Board, and the applicable Nominating Stockholder(s) shall have the right to designate an alternative applicable Green Designee for consideration. Upon their nomination to the Company Board and from time to time thereafter if reasonably requested by any Nominating Stockholder, the Governance & Nominating Committee shall in good faith consider whether any Green Designee qualifies as a Company Independent Director.

(f) In connection with any annual or special meeting of the stockholders of the Company at which directors shall be elected (or any action by stockholder consent to elect directors in lieu of a stockholder meeting), but subject to the allocation of designees among the classes of directors pursuant to Section 3.1, the Governance & Nominating Committee shall have the right to designate persons who qualify as Company Independent Directors as nominees of the Company Board for election to each directorship for which a Nominating Stockholder is not entitled to designate a Green Designee (each such designee, a “Non-Green Designee” and each such designee serving on the Company Board and each of the Company Independent Directors initially designated to serve on the Company Board by the Company in accordance with the Transaction Agreement, a “Non-Green Director”).

(g) The Company shall cause each Green Designee and Non-Green Designee to be included in the Company’s proxy materials and form of proxy disseminated to stockholders in connection with the election of directors (including at any special meeting of stockholders held for the election of directors), and the Company Board shall recommend such designees for election by the holders of Company Common Stock. The Company shall use its reasonable best efforts to cause the election of each such Green Designee and Non-Green Designee, including soliciting proxies in favor of the election of such persons.

(h) Subject to Section 3.2(e), in the event that any Green Director shall cease to serve as a director for any reason, so long as the nominee for such person’s position is subject to nomination pursuant to Section 3.2(a), (b) or (c), the vacancy resulting therefrom shall be filled by the Company Board with a substitute individual, to be designated and appointed by the same Person(s) who designated such Green Director who has ceased serving as a director on the Company Board.

(i) From and after the date hereof, in the event of a vacancy on the Company Board upon the death, resignation, retirement, disqualification, removal from office or other cause of a Non-Green Director, the Governance & Nominating Committee shall have the sole right to fill such vacancy or designate an individual for nomination for election to the Company Board to fill such vacancy.

(j) So long as the Stockholder Group owns at least a majority of the outstanding shares of Company Common Stock, the Company shall avail itself of all available “controlled company” exceptions to the corporate governance listing standards of the NYSE, and, thereafter, the Company shall comply with the corporate governance listing standards of the NYSE, including those relating to the composition of the committees of the Company Board.

(k) For the avoidance of doubt, each Nominating Stockholder shall have the right, in its sole discretion, to waive any and all of the rights granted to it under this Section 3.2, by delivery of written notice to the Company.

Section 3.3 Committees of the Company Board. The Company and each Stockholder shall take all Necessary Action to cause the following committees of the Board of Directors to be comprised as set forth in this Section 3.3.

(a) Audit Committee. The Company shall cause the Audit Committee of the Company Board to consist solely of Company Independent Directors. Each of the Nominating Stockholders shall have the right to have a director designated by such Nominating Stockholder serve as an observer on the Audit Committee (with the right to attend meetings and receive materials provided to members of such committee) for so long as such Nominating Stockholder has the right to designate at least one (1) director for election to the Company Board.

Notwithstanding the foregoing, a director designated as an observer may be excluded from any Audit Committee meeting or portion thereof, and the Company may withhold information from such director, if the Audit Committee determines in good faith, after consulting with counsel, that the director’s attendance or access to such information would be reasonably likely to result in the loss of privilege with respect to legal advice or if the matter considered by the Audit Committee involves a Related Party Transaction and the director is not a Disinterested Director with respect thereto.

(b) Compensation Committee. The Company shall cause the Compensation Committee of the Company Board to consist of three directors, including at least one Non-Green Director. Each of the Nominating Stockholders shall have the right to have a director designated by such Nominating Stockholder appointed to serve on the Compensation Committee for so long as such Nominating Stockholder has the right to designate at least one (1) director for election to the Company Board.

(c) Governance & Nominating Committee. The Company shall cause the Governance & Nominating Committee of the Company Board (“Governance & Nominating Committee”) to consist of three directors, including at least two Company Independent Directors. Any Nominating Stockholder who does not have a director designated by such Nominating Stockholders serving as a member of the Governance & Nominating Committee shall have the right to have a director designated by such Nominating Stockholder serve as an observer on the Governance & Nominating Committee (with the right to attend meetings and receive materials provided to members of such committee) for so long as such Nominating Stockholder has the right to designate at least one (1) director for election to the Company Board. Notwithstanding the foregoing, a director designated as an observer may be excluded from any Governance & Nominating Committee meeting or portion thereof, and the Company may withhold information from such director, if the Governance & Nominating Committee Committee determines in good faith, after consulting with counsel, that the director’s attendance or access to such information would be reasonably likely to result in the loss of privilege with respect to legal advice or if the matter considered by the Governance & Nominating Committee involves a Related Party Transaction and the director is not a Disinterested Director with respect thereto.

Section 3.4 Nominating Stockholders Agreement to Vote. From and after the date hereof, each Stockholder shall:

(a) cause their respective shares of Company Common Stock to be present for quorum purposes at any Company stockholder meeting at which directors shall be elected;

(b) cause their respective shares to be voted in favor of the election of each Green Designee designated and nominated for election at such meeting in accordance with this Agreement;

(c) with respect to each nominee for election other than a Green Designee, cause their respective shares to be voted, to the fullest extent practicable, in the respective Stockholder’s sole discretion either (A) in a manner that is proportionate to the manner in which all shares of Company Common Stock owned by Other Stockholders are voted with respect to such nominees, so that, for any such nominee, the shares of Company Common Stock owned by a Stockholder (or its Affiliates) shall reflect voting results with respect to “shares voted for” “shares voted against” “shares abstained” “shares withheld” and “broker non-votes” proportionate to the aggregate voting results for shares of Company Common Stock that are owned by Other Stockholders and that are deemed present in person or by proxy at such stockholder meeting, or (B) in a manner that is consistent with the recommendation of the Governance & Nominating Committee; and

(d) cause their respective shares to be voted against any amendment to the following provisions of the Charter or Bylaws that has not been approved by a majority of the Company Independent Directors: Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.6, 5.7 and 13.1 of the Charter and Sections 3.1(b), 3.2, 4.4, 4.5 and 5.6 of the Bylaws.

Section 3.5 Meeting of Stockholders. Except with respect to the filling of vacancies on the Company Board in accordance with Section 3.2, the Company and each Stockholder shall take all Necessary Action to conduct the election or removal of Company Independent Directors only at a meeting of stockholders and not by consent in lieu of a stockholder meeting. Except with respect to the filling of vacancies on the Company Board in accordance with Section 3.2, each Stockholder shall refrain from, and shall cause its Affiliates to refrain from, executing a consent in lieu of a stockholder meeting for the purpose of electing or removing Company Independent Directors.

Section 3.6 Related Party Transactions. The Company shall not enter into or effect any Related Party Transaction unless such transaction has been approved by a majority of the Disinterested Directors or a majority of the Audit Committee. The Stockholders shall not, and shall cause their respective controlled Affiliates not to, take any action to cause the Company to enter into or effect a Related Party Transaction unless such transaction has been approved by a majority of the Disinterested Directors or a majority of the Audit Committee.

ARTICLE IV

OTHER AGREEMENTS

Section 4.1 Sharing of Information; Confidentiality.

(a) To the extent permitted by antitrust, competition or any other applicable Law, each Stockholder and the Company agrees and acknowledges that the Apple Directors and Ride Directors may share Company Confidential Information with the Apple Parties and the Ride Parties, respectively, subject to the provisions of Section 4.1(b) and Section 4.1(c), and except to the extent sharing such information would reasonably be expected to in a loss of privilege with respect to legal advice.

(b) For a period of one year following the Termination Date for any Party or such longer period pursuant to the last sentence of this Section 4.1(a), subject to Section 4.1(d) and except as contemplated by this Agreement or any Transaction Document, such Party shall not, and shall cause its Affiliates and its and their respective officers, directors, employees, and other agents and representatives (collectively, “Representatives”) not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, other than its Representatives or its Affiliates who reasonably need to know such information in providing services to such Party or its Affiliates, or its limited partners, members or shareholders, any Company Confidential Information. Each Party shall, and shall cause its Affiliates to, use the same degree of care to prevent and restrain the unauthorized disclosure of the Company Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature. For purposes of this Section 4.1(a), any Information, material or documents relating to the business currently or formerly conducted, or proposed to be conducted, by any member of the Company Group furnished to or in possession of any member of the Apple Group or the Ride Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any member of either such Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “Company Confidential Information.” “Company Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a use or disclosure by any member of such Group not otherwise permissible hereunder, (ii) such Party can demonstrate was or became available to any member of such Group from a source other than the Company or its Affiliates or (iii) is developed independently by a member of such Group without reference to the Company Confidential Information; provided, however, that, in the case of clause (ii), the source of such information was not known by such member of such Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of the Company Group with respect to such information.

(c) Without limiting Section 4.1(a), from the date hereof until the applicable Termination Date, the Stockholders shall, and shall cause their Affiliates to, use the same degree of care to prevent and restrain the unauthorized disclosure of the Company Confidential Information by them and their Representatives, limited partners, members or shareholders as they currently use for their own confidential information of a like nature; provided that, for the avoidance of doubt, following the Termination Date the disclosure and use of Company Confidential Information shall be governed by Section 4.1(a).

(d) If any Stockholder or its Affiliate is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Entity or pursuant to applicable Law or stock exchange requirements to disclose or provide any Company Confidential Information (other than with respect to any such information furnished pursuant to the provisions of Article V of this Agreement), the Person receiving such request or demand, or so required by applicable Law or stock exchange requirements, shall use all reasonable efforts to provide the Company with written notice of such request, demand or requirement as promptly as practicable under the circumstances so that the Company shall have an opportunity to seek an appropriate protective order. The Stockholders agree to take, and cause their Representatives to take, at the Company’s expense, all other reasonable steps necessary to obtain confidential treatment by the Stockholders. Subject to the foregoing, the Stockholders may thereafter disclose or provide any Company Confidential Information to the extent required by such Law or stock exchange requirement (as so advised by counsel) or by lawful process or such Governmental Entity.

Section 4.2 Restrictions on Transferability and Acquisitions.

(a) Apple Lockup. For a period of 12 months beginning on the date hereof, the Apple Parties shall not, and shall not permit any member of the Apple Group to, Transfer or agree to Transfer any shares of Company Common Stock to any Person that is not an Affiliate of the Apple Group (other than to a member of the Ride Group), unless approved by a majority of the Company Independent Directors; provided, however, that the Transfer restrictions in this Section 4.2(a) shall cease to apply to 50% of the Initial Apple Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares and as designated by the Apple Parties) on the six-month anniversary of the date hereof and shall cease to apply to an additional 25% of the Initial Apple Group Shares as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares and as designated by the Apple Parties) on the nine-month anniversary of the date hereof.

(b) Ride Lockup. For a period of 12 months beginning on the date hereof, the Ride Parties shall not, and shall not permit any member of the Ride Group to, Transfer or agree to Transfer any shares of Company Common Stock to any Person that is not an Affiliate of the Ride Group (other than to a member of the Apple Group), unless approved by a majority of the Company Independent Directors; provided, however, that the Transfer restrictions in this Section 4.2(a) shall cease to apply to 50% of the Initial Ride Group Shares (as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares and as designated by the Ride Parties) on the six-month anniversary of the date hereof and shall cease to apply to an additional 25% of the Initial Ride Group Shares as appropriately adjusted for any stock split, subdivision, combination or reclassification of any shares and as designated by the Ride Parties) on the nine-month anniversary of the date hereof.

(c) Standstill.

(i) For a period of two years beginning on the date hereof (the “Standstill Period”), the Stockholders shall not, and shall cause their Representatives and controlled Affiliates not to, directly or indirectly, in any manner, (A) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or otherwise participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote any Company Common Stock in connection with the election of the Non-Green Directors or the removal of any Non-Green Director, (B) solicit, knowingly encourage or knowingly facilitate, directly or indirectly, any third party to engage in any such solicitation, (C) make any public statement (or statement to an Other Stockholder) in support of any such third-party solicitation or against any of the Company’s director nominees, (D) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Company Common Stock or (E) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the stockholders of the Company; provided that subclauses (D) and (E) shall only apply if taken in furtherance of the actions described in subclauses (A), (B) and (C) of this subsection (i).

(d) None of the Stockholders or any member of a Stockholder Group shall Transfer any shares of Company Common Stock to any other Stockholder or member of a Stockholder Group unless such transferee executes a joinder to this Agreement, in form and substance reasonably acceptable to the Company, to become a party to this Agreement and be subject to the restrictions and obligations applicable to the Person effecting the Transfer (or, in the case of a Transfer of Company Common Stock between members of the Apple Group and the Ride Group, to be subject to the restrictions and obligations applicable to the other members of the receiving party’s Group) and otherwise become a party for all purposes of this Agreement; provided that no such Transfer shall relieve the Stockholders or any Person effecting the Transfer from its obligations under this Agreement. Any Transfer in violation of this Agreement shall be void ab initio and of no force or effect.

(e) Until the first anniversary of the date of this Agreement, none of the Stockholders or any member of a Stockholder Group shall, without the prior approval of a majority of the Company Independent Directors, Transfer any shares of Company Common Stock pursuant to a block sale, market transaction or private sale in which, to the knowledge of any of the Nominating Stockholders or any member of a Stockholder Group, would result in a single purchaser (together with its Affiliates and associates) acquiring beneficial ownership of such number of shares of Company Common Stock which, when combined with the number of shares beneficially owned thereby immediately prior to such sale or transaction, will cause such purchaser to beneficially own in excess of 35% of the Company Common Stock at such time, unless such purchaser agrees in writing to be bound by substantially the same provisions as the Stockholders are bound by pursuant to this Agreement.

(f) Each certificate representing shares of Company Common Stock held of record by the Stockholders or any member of a Stockholder Group shall bear the following legend on the face thereof:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON VOTING AND TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THE STOCKHOLDERS’ AGREEMENT DATED AS OF [                    , 201    ] AMONG [NEW SAILFISH], [APPLE GREEN ENERGY FEEDER LLC], [RIDE GREEN ENERGY FEEDER LLC], [APPLE BONDHOLDER] AND [RIDE BONDHOLDER], COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND SHALL BE PROVIDED TO A STOCKHOLDER OF THE COMPANY FREE OF CHARGE UPON A REQUEST THEREFOR.”

The legend set forth herein shall remain on all certificates representing such shares until the applicable Termination Date.

Section 4.3 Bylaws. The Company and each Stockholder shall take all Necessary Action to cause the Bylaws to include provisions requiring that: (A) the Governance & Nominating Committee shall have the full power and authority of the Company Board to take any actions required or permitted to be taken by such committee pursuant to this Agreement; (B) a majority of the members of the Governance & Nominating Committee shall qualify as Company Independent Directors; (C) any action of the Governance & Nominating Committee may be approved by a simple majority of the persons then serving as members of such committee, and no greater vote shall be imposed by the Company Board or the Bylaws; (D) all members of the Audit Committee must qualify as Company Independent Directors; (E) each Related Party Transaction that is not approved by the Audit Committee or a majority of the Disinterested Directors shall require the approval of all of the directors then in office; and (F) in addition to any vote required by the governing documents of the Company, the Company Board shall not approve or adopt any Bylaw contrary to the foregoing without the approval of either all of the directors then in office or a majority of the Company Independent Directors.

ARTICLE V

DISPUTE RESOLUTION

Section 5.1 General Provisions.

(a) Each of the Parties (i) irrevocably consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. Nothing in this Section 5.1 shall prevent any Party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any federal court located in the State of Delaware, as applicable. The Parties hereby agree that mailing of process or other papers in connection with such action, suit, or proceeding in the manner provided by Section 6.3 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party accordingly agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in Law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. In circumstances where a Party is obligated to take action under this Agreement and such Party fails to take such action each of the Parties expressly acknowledges and agrees that the other Party shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other Party, and that such other Party shall be entitled to enforce specifically the breaching Party’s obligations under this Agreement. Each Party accordingly agrees not to raise any objection to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 5.1(b). Each Party further agrees that no other Party and no other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.1(b), and each Party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Corporate Power.

(a) Each Stockholder represents on behalf of itself and the Company represents on behalf of itself, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

Section 6.2 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, regardless of any Laws or legal principles that might otherwise govern under the applicable principles of conflicts of law thereof.

Section 6.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight mail, shall be deemed to have been duly given upon receipt) by delivery in person or overnight mail to the respective parties or delivery by electronic mail transmission (providing confirmation of transmission) to the respective Parties. Any notice sent by electronic mail transmission shall be deemed to have been given and received at the time of confirmation of transmission. Any notice sent by electronic mail transmission shall be followed reasonably promptly with a copy delivered by overnight mail. All notices, requests, claims, demands and other communications hereunder shall be addressed as follows, or to such other address or email address for a Party as shall be specified in a notice given in accordance with this Section 6.3:

If to the Apple Parties, to:

[Apple Green Energy Feeder LLC]

9 West 57th Street

New York, NY 10019

Attention: Gregory Beard

Facsimile: (646) 514-5668

Email: gbeard@apollolp.com

With a copy to:

Apollo Management VII, L.P.

9 West 57th Street

New York, NY 10019

Attention: Laurie Medley

Facsimile: (646) 607-0528

Email: lmedley@apollolp.com

and

Apollo Commodities Management, L.P. with respect to Series I

9 West 57th Street

New York, NY 10019

Attention: Laurie Medley

Facsimile: (646) 607-0528

Email: lmedley@apollolp.com

with a further copy to (which shall not constitute notice):

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, NY 10103

Attention:        James Fox

                         Dan Komarek

Facsimile: (917) 849-5366

Email: jfox@velaw.com

           dkomarek@velaw.com

If to the Ride Parties, to:

[Ride Green Energy Feeder LLC]

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

Attention: General Counsel

Facsimile: (888) 801-9301

Email: legal@riverstonellc.com

with a further copy to (which shall not constitute notice):

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, NY 10103

Attention:        James Fox

                         Dan Komarek

Facsimile: (917) 849-5366

Email: jfox@velaw.com

           dkomarek@velaw.com

If to the Company, to:

[New Sailfish]

500 Dallas St., Suite 2000

Houston, Texas 77002

Attention: General Counsel

Facsimile: (713) 351-4100

Email: bmoss@talosenergyllc.com

with a copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2500

Houston, Texas 77002

Attention: Stephen M. Gill

                  Lande A. Spottswood

Facsimile: (713) 615-5956

Email: sgill@velaw.com

           lspottswood@velaw.com

Section 6.4 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

Section 6.5 Entire Agreement. This Agreement (including the annexes, exhibits and letters hereto) and the other Relevant Agreements constitute the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the Parties with respect to the subject matter hereof and thereof.

Section 6.6 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Party. This Agreement is for the sole benefit of the Parties to this Agreement and the members of their respective Group and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity (other than the

Company Independent Directors pursuant to Section 6.7 or Section 6.10) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.7 Amendment; Waiver. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties to this Agreement; provided that any amendment or modification of this Agreement shall require the prior written approval of the Company Independent Directors. Either Party may, in its sole discretion, waive any and all rights granted to it in this Agreement; provided, that no waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided, further, that any waiver of any or all of the Company’s rights granted under this Agreement shall require the prior written approval of the Company Independent Directors. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

Section 6.8 Interpretations. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, annexes, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

Section 6.9 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 6.10 Enforceable by the Company Independent Directors. All of the Company’s rights under this Agreement and the other Transaction Documents may be enforced exclusively by the Company Independent Directors; provided that nothing in this Agreement shall require the Company Independent Directors to act on behalf of, or enforce any rights of, the Company. Any recovery in connection with an Action brought by the Company Independent Directors hereunder or thereunder shall be for the proportionate benefit of all Other Stockholders.

Section 6.11 Apple Representative. Each Apple Party, by executing and delivering this Agreement or a joinder hereto, hereby appoints [Apple Green Feeder] as the representative to act on behalf of the Apple Parties for all purposes under this Agreement (the “Apple Representative”), including the exercise of all rights of the Apple Parties hereunder and the making of all elections and decisions to be made by the Apple Parties pursuant to this Agreement. The Company hereby acknowledges and agrees that the Apple Representative shall have the power and authority to act on behalf of the Apple Parties pursuant to this Agreement and that the act of the Apple Representative shall constitute the act of each Apple Party for all purposes under this Agreement. The Apple Representative may assign the power and authority granted to the Apple Representative pursuant to this Section 6.11 to any other Apple Party, who shall thereafter serve as the Apple Representative. The Company shall be entitled to rely on any act or writing executed by the Apple Representative.

Section 6.12 Ride Representative. Each Ride Party, by executing and delivering this Agreement or a joinder hereto, hereby appoints [Ride Green Feeder] as the representative to act on behalf of the Ride Parties for all purposes under this Agreement (the “Ride Representative”), including the exercise of all rights of the Ride Parties hereunder and the making of all elections and decisions to be made by the Ride Parties pursuant to this Agreement. The Company hereby acknowledges and agrees that the Ride Representative shall have the power and authority to act on behalf of the Ride Parties pursuant to this Agreement and that the act of the Ride Representative shall constitute the act of each Ride Party for all purposes under this Agreement. The Ride Representative may assign the power and authority granted to the Ride Representative pursuant to this Section 6.12 to any other Ride Party, who shall thereafter serve as the Ride Representative. The Company shall be entitled to rely on any act or writing executed by the Ride Representative.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed as of the date first written above by its respective officer thereunto duly authorized, all as of the date first written above.

[NEW SAILFISH]

By:
Name:
Title:

[APPLE GREEN ENERGY FEEDER LLC]

By:
Name:
Title:

[APPLE BONDHOLDER]

By:
Name:
Title:

[RIDE GREEN ENERGY FEEDER LLC]

By:
Name:
Title:

[RIDE BONDHOLDER]

By:
Name:
Title:

[Signature Page to Stockholders’ Agreement]

Annex F

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [                    ], 2017 by and between [New Sailfish], a Delaware corporation (the “Company”), and each of the other parties set forth on the signature pages hereto. The Company and the other parties hereto are sometimes collectively referred to herein as the “Parties” and each is sometimes referred to herein as a “Party.”

WHEREAS, this Agreement is made in connection with the transactions (the “Transactions”) contemplated by the Transaction Agreement by and among Stone Energy Corporation (“Legacy Sailfish”), the Company, Sailfish Merger Sub Corporation, Talos Energy LLC (“Parent”), and Talos Production LLC, dated as of [●], 2017 (the “Transaction Agreement”);

WHEREAS, immediately prior to the consummation of the Transactions, the Registration Rights Agreement dated as of February 28, 2017 among Stone and the holders listed on Schedule I thereto was terminated pursuant to the Voting Agreements, each dated [                    ], 2017 among Parent, Legacy Sailfish and the Legacy Holders (defined herein); and

WHEREAS, in consideration of the mutual benefits to be derived from the Transactions, the Company and the parties hereto desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. As used in and for purposes of this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such specified Person. For the purposes of this definition, “control” means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning given to such term in the introductory paragraph.

“Apple Entities” means, collectively, [Apple Green Energy Feeder LLC] and [Apple Bondholder].

“Commission” has the meaning given to such term in Section 1.02.

“Common Stock” means the common stock of the Company, par value $0. 01 per share.

“Company” has the meaning given to such term in the preamble.

“Effectiveness Period” has the meaning given to such term in Section 2.01.

“Equity Security” has the meaning ascribed to such term in Rule 405 under the Securities Act, and in any event includes any security having the attendant right to vote for directors or similar representatives.

“Exchange Act” has the meaning given to such term in Section 2.08(a).

“Franklin” means Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts.

“Holder” means the record holder of any Registrable Securities.

“Included Registrable Securities” has the meaning given to such term in Section 2.03(a).

“Losses” has the meaning given to such term in Section 2.08(a).

“Legacy Holders” means, collectively, Franklin and MacKay.

“MacKay” means MacKay Shields LLC, as investment manager on behalf of certain of its clients.

“Managing Underwriter(s)” means, with respect to any Underwritten Offering, the book-running lead manager(s) of such Underwritten Offering.

“Notice” has the meaning given to such term in Section 2.01.

“Person” means any individual, corporation, partnership, limited liability company, voluntary association, joint venture, trust, limited liability partnership, unincorporated organization, government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

“Principal Holders” means, collectively, the Apple Entities and the Ride Entities.

“Registrable Securities” means (i) any Common Stock held by any of the Principal Holders and the Legacy Holders or any of their respective Affiliates as of the date of this Agreement (after giving effect to the consummation of the Transactions) and (ii) any Common Stock of the Company or any Subsidiary issued or issuable with respect to the securities referred to in clause (i) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization, which Registrable Securities are subject to the rights provided herein until such rights terminate pursuant to the provisions hereof. For the avoidance of doubt, any Person that (or whose Common Stock) is managed by a Legacy Holder or by the same investment manager as a Legacy Holder shall be considered an Affiliate of such Legacy Holder for purposes of the definition of “Registrable Securities” in this Agreement.

“Registration Expenses” means all expenses (other than Selling Expenses) incident to the Company’s performance under or compliance with this Agreement to effect the registration of Registrable Securities on a Registration Statement pursuant to Section 2.01 and/or in connection with an Underwritten Offering pursuant to Section 2.02(a) or Section 2.03(a), and the disposition of such Registrable Securities, including, without limitation, all registration, filing, securities exchange listing and securities exchange fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of the Financial Industry Regulatory Authority, fees of transfer agents and registrars, all word processing, duplicating and printing expenses, any transfer taxes and the fees and disbursements of counsel and independent public accountants for the Company, including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance.

“Registration Statement” has the meaning given to such term in Section 2.01.

“Ride Entities” means, collectively, [Ride Green Energy Feeder LLC] and [Ride Bondholder].

“Securities Act” has the meaning given to such term in Section 1.02.

“Selling Expenses” means all underwriting fees, discounts and selling commissions applicable to the sale of Registrable Securities.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a Registration Statement.

“Shelf Registration Statement” has the meaning given to such term in Section 2.01.

“Subsidiary” means any subsidiary of the Company.

“Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act.

“Transaction Agreement” has the meaning given to such term in the recitals of this Agreement.

“Transactions” has the meaning given to such term in the recitals of this Agreement.

“Underwritten Offering” means an offering (including an offering pursuant to a Registration Statement) in which Registrable Securities are sold to an underwriter on a firm commitment basis for reoffering to the public or an offering that is a “bought deal” with one or more investment banks.

“Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act.

Section 1.02. Registrable Securities. Any Registrable Security will cease to be a Registrable Security (a) at the time a Registration Statement covering such Registrable Security has been declared effective by the Securities and Exchange Commission (the “Commission”), or otherwise has become effective, and such Registrable Security has been sold or disposed of pursuant to such Registration Statement; (b) at the time such Registrable Security has been disposed of pursuant to Rule 144 (or any similar provision then in effect under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”)); (c) if such Registrable Security is held by the Company or one of its subsidiaries or (d) at the time such Registrable Security has been sold in a private transaction in which the Transferor’s rights under this Agreement are not assigned to the transferee of such securities.

ARTICLE II

REGISTRATION RIGHTS

Section 2.01. Demand Registration. Upon the written request (a “Notice”) by a Principal Holder, Legacy Holder or any other Holder owning or controlling at least five percent (5%) of the then outstanding Registrable Securities (subject to adjustment pursuant to Section 3.04), the Company shall file with the Commission, as soon as reasonably practicable, but in no event more than 30 days following the receipt of the Notice, a registration statement (each, a “Registration Statement”) under the Securities Act providing for the resale of the Registrable Securities (which may, at the option of the Holders giving such Notice, be a registration statement under the Securities Act that provides for the resale of the Registrable Securities pursuant to Rule 415 from time to time by the Holders (a “Shelf Registration Statement”)); provided that in no event shall the Company be required to file a Registration Statement prior to the date that is 90 days after the consummation of the Transactions. The Company shall use its commercially reasonable efforts to cause each Registration Statement to be declared effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Any Registration Statement shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders of any and all Registrable Securities covered by such Registration Statement. To the extent the initial Registration Statement is not made on Form S-3, the Company shall, upon becoming eligible to file a registration statement on Form S-3, prepare and file a new Registration Statement on Form S-3 to replace the initial Registration Statement and use its best efforts to cause such subsequent Registration Statement to be declared effective by the Commission as soon as reasonably practicable thereafter. The Company shall use its commercially reasonable efforts to cause each Registration Statement filed pursuant to this Section 2.01 to be continuously effective, supplemented and amended to the extent necessary to ensure that it is available for the resale of all Registrable Securities by the Holders until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities (the “Effectiveness Period”). Each Registration Statement when effective (and the documents incorporated therein by reference) shall comply as to form in all material respects with all applicable requirements of the Securities Act and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each Holder shall be limited to two demand registrations under this Section 2.01 in any twelve-month period (provided, however, that there shall be no limit on the number of Shelf Registration Statements that may be required by the Holders hereunder), and the Company shall not be obligated to file more than one Registration Statement within 120 days after the effective date of any Registration Statement filed by the Company.

Section 2.02. Underwritten Offerings.

(a) Request for Underwritten Offering. Subject to Section 2.02(b), in the event that a Holder elects to dispose of Registrable Securities having an aggregate value of at least five percent (5%) of the then-outstanding Registrable Securities (subject to adjustment pursuant to Section 3.04) under a Registration Statement pursuant to an Underwritten Offering, the Company shall, upon written request by such Holder, retain underwriters in order to permit such Holder to effect such sale through an Underwritten Offering. The obligation of the Company to retain underwriters shall include entering into an underwriting agreement in customary form with the Managing Underwriter(s), which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 2.08 and taking all reasonable actions as are requested by the Managing Underwriter(s) to expedite or facilitate the disposition of such Registrable Securities. The Company shall, upon request of the Holder, cause its management to participate in a roadshow or similar marketing effort on behalf of the Holder.

(b) Limitation on Underwritten Offerings. In no event shall the Company be required under Section 2.02(a) to participate in more than three Underwritten Offerings requested by a Holder in any twelve-month period. Notwithstanding anything to the contrary herein, the Legacy Holders (and their respective permitted transferees) shall be permitted to collectively request no more than one Underwritten Offering pursuant to this Section 2.02.

(c) General Procedures. In connection with any Underwritten Offering under this Agreement, the Holders of a majority of the Registrable Securities being sold in such Underwritten Offering shall be entitled, subject to the Company’s consent (which is not to be unreasonably withheld, conditioned or delayed), to select the Managing Underwriter(s). In connection with any Underwritten Offering under this Agreement, each Selling Holder and the Company shall be obligated to enter into an underwriting agreement that contains such representations and warranties, covenants, indemnities and other rights and obligations as are customary in underwriting agreements for firm commitment offerings of securities. No Selling Holder may participate in such Underwritten Offering unless such Selling Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. Each Selling Holder may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for such Selling Holder’s benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to such Selling Holder’s obligations. If any Selling Holder disapproves of the terms of an underwriting, such Selling Holder may elect to withdraw from the Underwritten Offering by notice to the Company and the Managing Underwriter(s); provided, however, that such withdrawal must be made at a time prior to the time of pricing of such Underwritten Offering. No such withdrawal shall affect the Company’s obligation to pay Registration Expenses.

Section 2.03. Piggyback Rights.

(a) Participation. If the Company proposes to file (i) a registration statement or (ii) a prospectus supplement to an effective shelf registration statement and Holders may be included in the offering to which such prospectus supplement relates without the filing of a post-effective amendment to such shelf registration statement, in each case, for the sale of Common Stock in an Underwritten Offering for its own account and/or another Person, then as soon as practicable following the engagement of counsel by the Company to prepare the documents to be used in connection with such Underwritten Offering, the Company shall give notice (including notification by electronic mail) of such proposed Underwritten Offering to each Holder holding at least five percent (5%) of the then outstanding Registrable Securities and such notice shall offer such Holders the opportunity to include in such Underwritten Offering such number of Registrable Securities (the “Included Registrable Securities”) as each such Holder may request in writing; provided, however, that if the Company has been advised by the Managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing or distribution of the Common Stock in the Underwritten Offering, then (A) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the Managing Underwriter(s), the Company shall not be required to offer such opportunity to the Holders or (B) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the Managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.03(b). Subject to Section 2.03(b), the Company shall include in such Underwritten Offering all included Registrable Securities with respect to which the Company has received requests within two (2) Business Days (or one (1) Business Day in connection with a “bought deal” or an “overnight” Underwritten Offering) after the Company’s notice has been delivered in accordance with Section 3.01. If no written request for inclusion from a Holder is received within the specified time, each such Holder shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of its intention to undertake an Underwritten Offering and prior to the closing of such Underwritten Offering, the Company shall determine for any reason not to undertake or to delay such Underwritten Offering, the Company may, at its election, give written notice of such determination to the Selling Holders and, (x) in the case of a determination not to undertake such Underwritten Offering, shall be relieved of its obligation to sell any Included Registrable Securities in connection with such terminated Underwritten Offering and (y) in the case of a determination to delay such Underwritten Offering, shall be permitted to delay offering any Included Registrable Securities for the same period as the delay in the Underwritten Offering. Any Selling Holder shall have the right to withdraw such Selling Holder’s request for inclusion of such Selling Holder’s Registrable Securities in such Underwritten Offering by giving written notice to the Company of such withdrawal at or prior to the time of pricing of such Underwritten Offering.

(b) Priority of Registration. If the Managing Underwriter(s) of any proposed Underwritten Offering advises the Company that the total amount of Registrable Securities that the Selling Holders and any other Persons intend to include in such offering exceeds the number that can be sold in such offering without being likely to have an adverse effect in any material respect on the price, timing or distribution of the Common Stock offered or the market for the Common Stock, then the Common Stock to be included in such Underwritten Offering shall include the number of shares of Common Stock that such Managing Underwriter(s) advises the Company can be sold without having such adverse effect, with such number to be allocated (i) first, to the Company unless a Holder initiates the Underwritten Offering, in which case it shall be to the Holders who initiated the Underwritten Offering and (ii) second, and if any, the number of included Registrable Securities that, in the opinion of such Managing Underwriter(s), can be sold without having such adverse effect, with such number to be allocated pro rata among the Holders (or the Company if a Holder initiates the Underwritten Offering) that have requested to participate in such Underwritten Offering based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder’s request shall be reallocated among the remaining requesting Holders in like manner).

Section 2.04. Delay Rights. If the Company’s board of directors determines that the Company’s compliance with its obligations under this Article II would be materially detrimental to the Company and its shareholders because such registration would (a) materially interfere with a significant acquisition, reorganization, financing or other similar transaction involving the Company, (b) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (c) render the Company unable to comply with applicable securities laws, then the Company shall have the right to postpone compliance with its obligations under this Article II for a period of not more than three months, provided, that such right pursuant to this Section 2.04 may not be utilized more than twice in any twelve-month period.

Section 2.05. Sale Procedures. In connection with its obligations under this Article II, the Company will, as expeditiously as reasonably practicable:

(a) prepare and file with the Commission such amendments and supplements to each Registration Statement and the prospectus used in connection therewith as may be necessary to keep each Registration Statement effective for the Effectiveness Period and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

(b) if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering and the Managing Underwriter(s) notifies the Company in writing that, in the sole judgment of such Managing Underwriter(s), inclusion of detailed information in such prospectus supplement is of material importance to the success of the Underwritten Offering of such Registrable Securities, use its commercially reasonable efforts to include such information in such prospectus supplement;

(c) furnish to each Selling Holder (i) as far in advance as reasonably practicable before filing a Registration Statement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing a Registration Statement or supplement or amendment thereto, and (ii) such number of copies of such Registration Statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement;

(d) if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the Managing Underwriter(s), shall reasonably request; provided, however, that the Company will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject;

(e) promptly notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (i) the filing of a Registration Statement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective; and (ii) any written comments from the Commission with respect to any filing referred to in clause (i) and any written request by the Commission for amendments or supplements to a Registration Statement or any prospectus or prospectus supplement thereto;

(f) immediately notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (i) the happening of any event as a result of which the prospectus or prospectus supplement contained in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading (in the case of the prospectus contained therein, in the light of the circumstances under which a statement is made); (ii) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement, or the initiation of any proceedings for that purpose; or (iii) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction.

Following the provision of such notice, the Company agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in the light of the circumstances then existing and to take such other commercially reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(g) upon request and subject to appropriate confidentiality obligations, furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the Commission or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to any offering of Registrable Securities;

(h) in the case of an Underwritten Offering, furnish upon request, (i) an opinion of counsel for the Company dated the date of the closing under the underwriting agreement and (ii) a “cold comfort” letter, dated the pricing date of such Underwritten Offering (to the extent available) and a letter of like kind dated the date of the closing under the underwriting agreement, in each case, signed by the independent public accountants who have certified the Company’s financial statements included or incorporated by reference into the applicable registration statement, and each of the opinion and the “cold comfort” letter shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement included therein) as have been customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the underwriters in Underwritten Offerings of securities by the Company or its predecessors and such other matters as such underwriters and Selling Holders may reasonably request;

(i) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(j) make available to the appropriate representatives of the Managing Underwriter(s) and Selling Holders access to such information and Company personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act;

(k) cause all Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Company are then listed;

(l) use its commercially reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders to consummate the disposition of the Registrable Securities;

(m) provide a transfer agent and registrar for all Registrable Securities covered by a Registration Statement not later than the effective date of such registration statement; and

(n) enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of the Registrable Securities.

Except to the extent required by applicable law, the Company shall not file any Registration Statement with respect to any Registrable Securities, or any prospectus used in connection therewith, and shall not file or make any amendment to any such Registration Statement or any amendment of or supplement to any such prospectus, that refers to any Selling Holder covered thereby by name, or otherwise identifies such Selling Holder as the holder of any securities of the Company, without the consent of such Selling Holder, such consent not to be unreasonably withheld, conditioned or delayed, unless and to the extent such disclosure is required by law or regulation, in which case the Company shall provide written notice to such Selling Holder no less than two (2) Business Days prior to the filing of such Registration Statement or any amendment to any such Registration Statement or any prospectus used in connection therewith or any amendment of or supplement to any such Prospectus.

Each Selling Holder, upon receipt of notice from the Company of the happening of any event of the kind described in subsection (f) of this Section 2.05, shall forthwith discontinue disposition of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subsection (f) of this Section 2.05 or until it is advised in writing by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings incorporated by reference in the prospectus.

Section 2.06. Cooperation by Holders. The Company shall have no obligation to include in a Registration Statement, or in an Underwritten Offering pursuant to Section 2.02(a), Registrable Securities of a Selling Holder who has failed to timely furnish such information that, in the opinion of counsel to the Company, is reasonably required in order for the registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.07. Expenses.

(a) The Company will pay all reasonable Registration Expenses, including in the case of an Underwritten Offering, regardless of whether any sale is made in such Underwritten Offering. Each Selling Holder shall pay all Selling Expenses in connection with any sale of its Registrable Securities hereunder

(b) In connection with each Underwritten Offering, the Company shall reimburse the Selling Holders included in such Underwritten Offering for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration or participating in such Shelf Registration Statement and reasonable disbursements of each additional counsel reasonably retained by any Selling Holder for the purpose of rendering a legal opinion to the underwriter(s) on behalf of such Selling Holder in connection with any Underwritten Offering.

Section 2.08. Indemnification.

(a) By the Company. In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless each Selling Holder participating therein, its directors, officers, employees and agents, and each Person, if any, who controls such Selling Holder within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and its directors, officers, employees or agents, against any losses, claims, damages, expenses or liabilities (including reasonable attorneys’ fees and expenses) (collectively, “Losses”), joint or several, to which such Selling Holder, director, officer, employee, agent or controlling Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact (in the case of any prospectus or any Written Testing-the-Waters Communication, in the light of the circumstances under which such statement is made) contained in any Written Testing-the-Waters Communication, a Registration Statement, any preliminary prospectus or prospectus supplement, free writing prospectus or final prospectus or prospectus supplement contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus or any Written Testing-the-Waters Communication, in the light of the circumstances under which they were made) not misleading, and will reimburse each such Selling Holder, its directors, officers, employees and agents, and each such controlling Person, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions or proceedings as such expenses are incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Selling Holder, its directors, officers, employees and agents or such controlling Person in writing specifically for use in any Written Testing-the-Waters Communication, a Registration Statement, any preliminary prospectus or prospectus supplement, free writing prospectus or final prospectus or prospectus supplement contained therein, or any amendment or supplement thereto, as applicable. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder or any such directors, officers, employees agents or controlling Person, and shall survive the transfer of such securities by such Selling Holder.

(b) By Each Selling Holder. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Company, its directors, officers, employees and agents and each Person, if any, who controls the Company within the meaning of the Securities Act or of the Exchange Act, and its directors, officers, employees and agents, to the same extent as the foregoing indemnity from the Company to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in any Written Testing-the-Waters Communication, a Registration Statement, any preliminary prospectus or prospectus supplement, free writing prospectus or final prospectus or prospectus supplement contained therein, or any amendment or supplement thereof; provided, however, that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

(c) Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission to so notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party. In any action brought against any indemnified party, the indemnified party shall notify the indemnifying party of the commencement thereof. The indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.08 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense or employ counsel reasonably acceptable to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding any other provision of this Agreement, no indemnified party shall settle any action brought against it with respect to which it is entitled to indemnification hereunder without the consent of the indemnifying party, unless the settlement thereof imposes no liability or obligation on, and includes a complete and unconditional release from all liability of, the indemnifying party.

(d) Contribution. If the indemnification provided for in this Section 2.08 is held by a court or government agency of competent jurisdiction to be unavailable to any indemnified party or is insufficient to hold them harmless in respect of any Losses, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of such indemnified party on the other in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall the Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of Selling Expenses) received by such Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the indemnifying party on the one hand and the indemnified party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to herein. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating or defending any Loss that is the subject of this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of fraudulent misrepresentation.

(e) Other Indemnification. The provisions of this Section 2.08 shall be in addition to any other rights to indemnification or contribution that an indemnified party may have pursuant to law, equity, contract or otherwise.

Section 2.09. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a) make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(b) file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act at all times from and after the date hereof; and

(c) so long as a Holder owns any Registrable Securities, unless otherwise available via EDGAR, furnish to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 2.10. Transfer or Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities granted to a Holder by the Company under this Article II may be transferred or assigned by such Holder to one or more transferee(s) or assignee(s) of such Registrable Securities; provided, however, that (a) unless such transferee or assignee is an Affiliate of a Principal Holder, each such transferee or assignee holds Registrable Securities representing at least five percent (5%) of the then-outstanding Registrable Securities (subject to adjustment pursuant to Section 3.04), (b) the Company is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee and identifying the Registrable Securities with respect to which such registration rights are being transferred or assigned, and (c) each such transferee agrees to be bound by this Agreement.

Section 2.11. Restrictions on Public Sale by Holders of Registrable Securities. Each Holder agrees to enter into a customary letter agreement with underwriters providing such Holder will not effect any public sale or distribution of the Registrable Securities during the 90 calendar day period beginning on the date of a prospectus or prospectus supplement filed with the Commission with respect to the pricing of an Underwritten Offering, provided that (i) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on the Company or the officers, directors or any other stockholder of the Company on whom a restriction is imposed and (ii) the restrictions set forth in this Section 2.11 shall not apply to (x) any Holder who does not have the right to participate in an Underwritten Offering pursuant to Section 2.03, (y) any Holder whose Registrable Securities are not included in an Underwritten Offering after such Holder makes a request to participate in such Underwritten Offering in accordance with the terms of Section 2.03(b) and (z) any Registrable Securities that are included in such Underwritten Offering by such Holder.

ARTICLE III

MISCELLANEOUS

Section 3.01. Communications. All notices and other communications provided for or permitted hereunder shall be made in writing by facsimile, electronic mail, courier service or personal delivery:

(a) if to the Apple Entities:

Apollo Talos Holdings, L.P.

9 West 57th Street

New York, NY 10019

Attention: Gregory Beard

Facsimile: (646) 514-5668

Email: gbeard@apollolp.com

With a copy to:

Apollo Management VII, L.P.

9 West 57th Street

New York, NY 10019

Attention: Laurie Medley

Facsimile: (646) 607.0528

Email: lmedley@apollolp.com

and

Apollo Commodities Management, L.P. with respect to Series I

9 West 57th Street

New York, NY 10019

Attention: Laurie Medley

Facsimile: (646) 607.0528

Email: lmedley@apollolp.com

(b) if to the Ride Entities:

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

Attention: General Counsel

Facsimile: (888) 801-9301

Email: legal@riverstonellc.com

(c) if to Franklin:

c/o Franklin Advisers, Inc.

One Franklin Parkway

San Mateo, CA 94403

Attn: Brendan Circle – brendan.circle@franklintempleton.com

         Christopher Chen – chris.chen@franklintempleton.com

(d) if to MacKay:

c/o MacKay Shields LLC.

1345 Avenue of the Americas

New York, NY 10105

Attn: Dohyun Cha

         Dohyun.cha@mackayshields.com

with a copy to:

Attn: Young Lee

         Young.lee@mackayshields.com

(e) if to a transferee of a Holder, to such Holder at the address provided pursuant to Section 2.10; and

(f) if to the Company:

[New Sailfish]

500 Dallas St., Suite 2000

Houston, Texas 77002

Attention: General Counsel

Facsimile: (713) 351-4100

Email: bmoss@talosenergyllc.com

With a copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2500

Houston, Texas 77002

Attention: Stephen M. Gill

                  Lande A. Spottswood

Facsimile: (713) 615-5956

Email: sgill@velaw.com

            lspottswood@velaw.com

All such notices and communications shall be deemed to have been received at the time delivered by hand, if personally delivered; when receipt acknowledged, if sent via facsimile or sent via electronic mail; and when actually received, if sent by courier service or any other means.

Section 3.02. Successor and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including subsequent Holders of Registrable Securities to the extent permitted herein.

Section 3.03. Assignment of Rights. All or any portion of the rights and obligations of the Holders under this Agreement may be transferred or assigned by the Holders in accordance with Section 2.10 hereof.

Section 3.04. Recapitalization, Exchanges, Etc. Affecting the Registrable Securities. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all securities of the Company, its subsidiaries, or any successor or assign of the Company or its subsidiaries (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, splits, recapitalizations, pro rata distributions and the like occurring after the date of this Agreement.

Section 3.05. Specific Performance. Damages in the event of a breach of this Agreement by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each party, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity that such party may have.

Section 3.06. Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all Parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. The delivery of an executed counterpart copy of this Agreement by facsimile or electronic transmission in PDF format shall be deemed to be the equivalent of delivery of the originally executed copy thereof.

Section 3.07. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 3.08. Governing Law. The laws of the State of New York shall govern this Agreement.

Section 3.09. Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting or impairing the validity or enforceability of such provision in any other jurisdiction.

Section 3.10. Scope of Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the rights granted by the Company set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.11. Amendment. This Agreement may be amended only by means of a written amendment signed by the Company and the Holders of a majority of the then outstanding Registrable Securities; provided, however, that no such amendment shall materially and adversely affect the rights of any Holder hereunder without the consent of such Holder.

Section 3.12. Termination. In the event that a given Legacy Holder ceases to “beneficially own” (as such term is defined under the Exchange Act) five percent (5%) or more of the then-outstanding shares of Common Stock, all of such Legacy Holder’s rights and obligations under this Agreement shall expire and such Legacy Holder will cease to be a “Holder” for all purposes hereunder, without any further action of the Company or any other party hereto. This Agreement shall otherwise terminate at such time as there are no Registrable Securities outstanding.

Section 3.13. No Presumption. If any claim is made by a party relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular party or its counsel.

Section 3.14. Aggregation of Registrable Securities. All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

Section 3.15. Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Company and the Holders shall have any obligation hereunder and that, notwithstanding that one or more of the Holders may be a corporation, partnership or limited liability company, no recourse under this Agreement or under any documents or instruments delivered in connection herewith or therewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Holders or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Holders or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of the Holders under this Agreement or any documents or instruments delivered in connection herewith or therewith or for any claim based on, in respect of or by reason of such obligation or its creation, except in each case for any assignee of the Holders hereunder.

Section 3.16. Interpretation. All references to “Articles” and “Sections” shall be deemed to be references to Articles and Sections of this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to.” Whenever any determination, consent or approval is to be made or given by the Holders under this Agreement, such action shall be in the Holders’ sole discretion unless otherwise specified.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

[NEW SAILFISH]

By:
Name:
Title:

SIGNATURE PAGE

TO

REGISTRATION RIGHTS AGREEMENT

[APPLE ENTITIES]

By:
Name:
Title:

SIGNATURE PAGE

TO

REGISTRATION RIGHTS AGREEMENT

[RIDE ENTITIES]

By:
Name:
Title:

SIGNATURE PAGE

TO

REGISTRATION RIGHTS AGREEMENT

FRANKLIN ADVISERS, INC., as investment manager on behalf of certain funds and accounts

By:
Name:
Title:

SIGNATURE PAGE

TO

REGISTRATION RIGHTS AGREEMENT

MACKAY SHIELDS LLC, as investment manager on behalf of certain of its clients

By:
Name:
Title:

SIGNATURE PAGE

TO

REGISTRATION RIGHTS AGREEMENT

Annex G

Execution Version

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is made and entered into as of November 21, 2017, by and among Talos Production LLC, a Delaware limited liability company (the “Company”), Talos Production Finance Inc., a Delaware corporation (the “Co-Issuer” and, together with the Company, the “Issuers”), Stone Energy Corporation, a Delaware corporation (“Stone”), Sailfish Energy Holdings Corporation, a Delaware Corporation (“New Stone”), the lenders listed on Schedule A hereto (collectively, the “Institutional Bridge Loan Lenders”), the lenders listed on Schedule B hereto (collectively, the “Sponsor Bridge Loan Lenders” and together with the Institutional Bridge Loan Lenders, the “Bridge Loan Lenders”), the noteholders listed on Schedule C (or their permitted assigns) hereto (collectively, the “Sponsor Noteholders”) and the noteholders listed on Schedule D hereto (the “Stone Noteholders”). The Company, the Co-Issuer, Stone, New Stone, the Institutional Bridge Loan Lenders, the Sponsor Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders are collectively referred to herein as the “Parties” and individually as a “Party” as the context may require.

RECITALS

WHEREAS, reference is made to that Second Lien Bridge Loan Agreement, dated as of April 3, 2017 (the “Bridge Loan Agreement”), by and among the Issuers, as borrowers thereunder, the subsidiary guarantors party thereto from time to time, the Bridge Loan Lenders and Wilmington Trust, National Association, as administrative agent and collateral agent, pursuant to which the Bridge Loan Lenders made loans of $172,023,000 in aggregate principal amount to the Issuers (the “Bridge Loans”);

WHEREAS, reference is made to that certain indenture, dated as of February 28, 2017 (the “Stone Indenture”), by and among Stone Energy Corporation (“Stone”), as issuer thereunder, Stone Energy Offshore, L.L.C., as subsidiary guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Stone Notes Trustee”) and collateral agent, pursuant to which Stone issued $225,000,000 in aggregate principal amount of 7.500% Senior Secured Notes due 2022 (the “Stone Notes”);

WHEREAS, reference is made to that certain indenture, dated as of April 3, 2017 (the “Sponsor Notes Indenture”), by and among the Issuers, as issuers thereunder, the subsidiary guarantors party thereto from time to time and Wilmington Trust, National Association, as trustee (the “Sponsor Notes Trustee”), pursuant to which the Borrowers issued $102,000,000 in aggregate principal amount of 9.75% Senior Notes due 2022 (the “Sponsor Notes”);

WHEREAS, on November 21, 2017, Stone, New Stone, Sailfish Merger Sub Corporation (“Merger Sub”), Talos Energy LLC (“Talos Energy”) and the Company have entered into a Transaction Agreement (the “Transaction Agreement”), providing for, among other things, the combination of Talos Energy and its subsidiaries with Stone (the Transactions (as defined in the Transaction Agreement), other than the transactions described in Sections (vii) through (x) of the second recital to the Transaction Agreement, the “Combination”);

WHEREAS, on the Closing Date (as defined below), on the terms and subject to the conditions set forth herein, the Sponsor Noteholders desire to exchange (the “Sponsor Notes Exchange” and together with, the Bridge Loan Lender Exchange and the Stone Noteholder Exchange, the “Exchange”) Sponsor Notes in the principal amounts set forth opposite each Sponsor’s name on Schedule C hereto (the “Applicable Sponsor Note Amount”) for a number of shares of common stock of New Stone equal to, with respect to each Sponsor, the quotient of (x) the Applicable Sponsor Note Amount divided by (y) the last reported trading price of one share of common stock of Stone, par value $0.01 per share (“Stone Common Stock”) prior to the close of trading on the New York Stock Exchange on the last full trading day prior to the Closing Date as reported by Bloomberg;

WHEREAS, on the Closing Date, immediately following the Sponsor Notes Exchange, on the terms and subject to the conditions set forth herein, the Bridge Loan Lenders desire to exchange (the “Bridge Loan Lender Exchange”) Bridge Loans in the principal amounts set forth opposite each Bridge Loan Lender’s name on Schedules A and B for 11.00% senior secured second-priority notes of the Issuers (the “New Second Lien Notes”) in the principal amounts set forth opposite each Bridge Loan Lender’s name on Schedules A and B hereto;

WHEREAS, on the Closing Date, concurrently with the Bridge Loan Lender Exchange, on the terms and subject to the conditions set forth herein, the Stone Noteholders desire to exchange (the “Stone Noteholder Exchange”) Stone Notes in the principal amounts set forth opposite each Stone Noteholder’s name on Schedule D hereto for New Second Lien Notes in the principal amounts set forth opposite each Stone Noteholder’s name on Schedule D hereto;

WHEREAS, the New Second Lien Notes will be issued pursuant to an indenture to be entered into on the Closing Date (the “New Second Lien Notes Indenture”) by and among the Issuers, certain subsidiaries of the Issuers as guarantors thereunder, and Wilmington Trust, National Association or another trustee and collateral agent reasonably acceptable to the Parties (the “New Second Lien Notes Trustee”), substantially in the form attached hereto as Exhibit A, with such changes as are required by the New Second Lien Notes Trustee and shall accrue interest from the Closing Date;

WHEREAS, the New Second Lien Notes will be delivered in book-entry form through the facilities of the Depositary Trust Company (“DTC”), and will be deposited with, or on behalf of DTC, and registered in the name of Cede & Co., as DTC’s nominee;

WHEREAS, the Exchange will result in no new proceeds to the Issuers;

WHEREAS, following the date of this Agreement and prior to the Closing Date, the Issuers shall make an offer to all holders of Stone Notes that are not party to this Agreement and may make an offer to any or all holders of the Issuers’ 9.75% Senior Notes due 2018 (the “2018 Notes”), and that, in each case, are “accredited investors” within the meaning of Regulation D of the U.S. Securities Act of 1933 (the “Securities Act”), to exchange their Stone Notes or 2018 Notes, as the case may be, for New Second Lien Notes;

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

Exchange

Section 1.1 Exchange of the Sponsor Notes. On the terms and subject to the satisfaction of the conditions set forth in this Agreement, the Issuers, New Stone and the Sponsor Noteholders, severally and not jointly, agree to consummate the Sponsor Notes Exchange and certain of the transactions contemplated hereby on the Closing Date as follows:

a) Sponsor Notes Exchange. Each Sponsor Noteholder shall, severally and not jointly, surrender, transfer and deliver to New Stone its Applicable Sponsor Notes Amount of Sponsor Notes. New Stone shall then transfer and deliver such Sponsor Notes to the Company in exchange for additional equity interests in the Company (following which the Sponsor Notes shall be cancelled by operation of law), and the Company shall surrender, transfer and deliver such Sponsor Notes to the Sponsor Notes Trustee for cancellation in accordance with the terms of the Sponsor Notes Indenture through the Deposit/Withdrawal at Custodian procedures of DTC (and the

Company shall promptly effect such cancellation), together with all right, title and interest to the Sponsor Notes. Such transfer of Sponsor Notes shall be made solely in exchange for the following:

(i) On the Closing Date, New Stone shall issue and deliver to each Sponsor Noteholder a number of shares of common stock of New Stone, par value $0.01 per share (“New Stone Common Stock”) equal to, with respect to such Sponsor, the quotient of (x) its Applicable Sponsor Note Amount divided by (y) the last reported trading price of Stone Common Stock prior to the close of trading on the New York Stock Exchange on the last full trading day prior to the Closing Date as reported by Bloomberg.

(ii) On the Closing Date, the Company shall make a cash payment directly to each Sponsor Noteholder equal to the accrued and unpaid interest in respect of the principal amount of Sponsor Notes so exchanged from, and including, the most recent date on which interest thereon was paid, to, but not including, the Closing Date (to be calculated in accordance with the Sponsor Notes Indenture) by wire transfer in immediately available funds to the account(s) previously provided by such Sponsor Noteholder in accordance with the Sponsor Notes Indenture.

Section 1.2 Exchange of the Bridge Loans. On the terms and subject to the satisfaction of the conditions set forth in this Agreement, the Issuers and the Bridge Loan Lenders, severally and not jointly, agree to consummate the Bridge Loan Exchange and certain of the transactions contemplated hereby on the Closing Date as follows:

a) Bridge Loan Lender Exchange. Each Bridge Loan Lender shall, severally and not jointly, transfer and deliver to the Issuers for cancellation Bridge Loans in the aggregate principal amount set forth opposite such Bridge Loan Lender’s name on Schedule A or B, as applicable, together with all right, title and interest to the Bridge Loans. Such transfer of Bridge Loans shall be made solely in exchange for the following:

(i) On the Closing Date, the Issuers shall issue and deliver to each Bridge Loan Lender New Second Lien Notes in the aggregate principal amount set forth opposite such Bridge Loan Lender’s name on Schedule A or B hereto, as applicable.

(ii) On the Closing Date, the Issuers shall issue and deliver to each Bridge Loan Lender who so elects, New Second Lien Notes in an amount equal to the accrued and unpaid interest in respect of the principal amount of Bridge Loans so exchanged from, and including, the most recent date on which interest thereon was paid, to, but not including, the Closing Date (to be calculated in accordance with the Bridge Loan Agreement).

(iii) On the Closing Date, the Issuers shall make a cash payment directly to each Bridge Loan Lender equal to the accrued and unpaid interest in respect of the principal amount of Bridge Loans so exchanged from, and including, the most recent date on which interest thereon was paid, to, but not including, the Closing Date (to be calculated in accordance with the Bridge Loan Agreement) by wire transfer in immediately available funds to the account(s) previously provided by such Bridge Loan Lender in accordance with the Bridge Loan Agreement; provided, that the Issuers will not make such payment to Bridge Loan Lenders who elect to receive the treatment set forth in Section 1.2(a)(ii).

(iv) On the Closing Date, the Company shall pay a work fee in cash to each Bridge Loan Lender equal to 2.37% of the aggregate principal amount of Bridge Loans exchanged by such Bridge Loan Lender (the “Bridge Loan Lender Work Fee”).

Section 1.3 Exchange of the Stone Notes. On the terms and subject to the satisfaction of the conditions set forth in this Agreement, the Issuers, Stone and the Stone Noteholders, severally and not jointly, agree to consummate the Stone Noteholder Exchange and certain of the transactions contemplated hereby on the Closing Date as follows:

a) Stone Noteholder Exchange. Each Stone Noteholder shall, severally and not jointly, surrender, transfer and deliver to the Issuers Stone Notes in the aggregate principal amount set forth on Schedule D. The Issuers shall then transfer and deliver such Stone Notes to Stone, and Stone shall surrender, transfer and deliver such Stone Notes to the Stone Notes Trustee for cancellation in accordance with the terms of the Stone Indenture through the Deposit/Withdrawal at Custodian procedures of DTC (and Stone shall promptly effect such cancellation), together with all right, title and interest to the Stone Notes. Such transfer of Stone Notes shall be made solely in exchange for the following:

(i) On the Closing Date, the Issuers shall issue and deliver to the Stone Noteholders New Second Lien Notes in the principal amount set forth opposite each Stone Noteholder’s name on Schedule D hereto.

(ii) On the Closing Date, the Issuers shall issue and deliver to each Stone Noteholder who so elects, New Second Lien Notes in an amount equal to the accrued and unpaid interest in respect of the principal amount of Stone Notes so exchanged from, and including, the most recent date on which interest thereon was paid, to, but not including, the Closing Date (to be calculated in accordance with the Stone Indenture).

(iii) On the Closing Date, the Issuers shall make a cash payment directly to each Stone Noteholder equal to the accrued and unpaid interest in respect of the principal amount of Stone Notes so exchanged from, and including, the most recent date on which interest thereon was paid, to, but not including, the Closing Date (to be calculated in accordance with the Stone Indenture) by wire transfer in immediately available funds to the account(s) previously provided by such Stone Noteholder in accordance with the Stone Indenture; provided, that the Issuers will not make such payment to Stone Noteholders who elect to receive the treatment set forth in Section 1.3(a)(ii).

(iv) On the Closing Date, the Company shall pay a work fee in cash to each Stone Noteholder and any other holder of Stone Notes who exchanges its Stone Notes for New Second Lien Notes equal to 2.37% of the aggregate principal amount of Stone Notes exchanged by such Stone Noteholder (the “Stone Noteholder Work Fee”).

b) Certain Matters Relating to MacKay Shields. Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge that MacKay Shields LLC (“MacKay”) will have no obligation hereunder with respect to any Stone Notes that are on loan pursuant to a securities lending program or with respect to which MacKay is no longer the legal owner, beneficial owner, and/or investment advisor (but not as a result of any affirmative action or election of MacKay). MacKay agrees that it shall (i) use its reasonable efforts to cause Stone Notes not to be lent out under a securities lending program and (ii) not (and shall cause its Affiliates not to) directly or indirectly knowingly encourage, induce or facilitate any revocation of discretionary management authority with respect to any Stone Notes for which it is the investment manager.

Section 1.4 Closing. The closing of the Exchange (the “Closing”) will take place immediately following the consummation of the Combination after the satisfaction (or waiver by the applicable Parties) of the conditions set forth in Sections 1.5(a), 1.5(b) and 1.5(c) below at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Issuers, or on such other date and at such other place as the Parties may agree in writing (the “Closing Date”). The transactions set forth in Sections 1.2 and 1.3 shall be deemed to take place in the order set forth in Article 2 of the Transaction Agreement. None of the Issuers, Talos Energy or Stone will pay or owe any prepayment or redemption premium or any other amount under the Bridge Loan Agreement, the Stone Indenture or the Sponsor Notes Indenture in respect of the Bridge Loans, the Stone Notes or the Sponsor Notes exchanged for New Second Lien Notes or New Stone Common Stock, as the case may be.

Section 1.5 Conditions to Closing.

(a) Obligations of the Bridge Loan Lenders. The obligation of the Bridge Loan Lenders hereunder to consummate the Bridge Loan Exchange and the transactions contemplated hereby at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions; provided, that these conditions are for the Bridge Loan Lenders’ sole benefit and may be waived by the Bridge Loan Lenders at any time in their sole discretion by providing the other Parties with prior written notice thereof:

(i) Transaction Documents. (A) This Agreement, the New Second Lien Notes Indenture, the Collateral Agreement (as defined below), the New Second Lien Notes and a registration rights agreement consistent with the description thereof on Exhibit B hereto for the New Second Lien Notes (the “Registration Rights Agreement”) shall have been duly and validly authorized, executed and delivered (and in the case of the New Second Lien Notes, duly and validly authenticated) by all of the parties thereto, and (B) each of the New Second Lien Notes Trustee and the Bridge Loan Lenders shall have received either (x) a counterpart of this Agreement, the New Second Lien Notes Indenture, the Collateral Agreement and the New Second Lien Notes signed on behalf of each party thereto or (y) written evidence reasonably satisfactory to it (which may include telecopy or electronic transmission of a signed signature page) that each party to this Agreement, the New Second Lien Notes Indenture, the Collateral Agreement and the New Second Lien Notes has signed a counterpart of the requisite agreements.

(ii) Combination. The Combination shall have been consummated on the terms described in the Transaction Agreement on or prior to 11:59 p.m. EST on May 31, 2018 (the “Outside Date”), without giving effect to any amendment, consent, waiver or other modification thereof that is materially adverse to interests of the Bridge Loan Lenders (in their capacities as such).

(iii) Collateral. The New Second Lien Notes Trustee and the Bridge Loan Lenders shall have received:

(A)	from the Issuers and the Subsidiary Guarantors (as defined below), a counterpart of the collateral agreement and ancillary security documents (in each case in form and substance consistent with the collateral agreement and ancillary security documents with respect to the Bridge Loans and the New Second Lien Notes Indenture attached hereto as Exhibit A, and otherwise reasonably acceptable to the Stone Noteholders and the Bridge Loan Lenders) to be entered into among the Issuers, the Subsidiary Guarantors and the New Second Lien Notes Trustee, as collateral agent (the “Collateral Agreement”);

(B)	all documents and instruments, including Uniform Commercial Code or other applicable personal property and financing statements, reasonably requested by the New Second Lien Notes Trustee to be filed, registered or recorded to create the liens intended to be created by any security document and perfect such liens to the extent required by, and with the priority required by, such security document shall have been delivered to the New Second Lien Notes Trustee for filing, registration or recording and none of the collateral shall be subject to any other pledges, security interests or mortgages, except for liens permitted under the New Second Lien Notes Indenture;

(C)	all Equity Interests (as defined in the Bridge Loan Agreement) of the Co-Issuer and all Equity Interests of each Restricted Subsidiary (as defined in the Bridge Loan Agreement) directly owned by the Issuers or any Subsidiary Guarantor, in each case as of the date hereof, and required to be delivered to the agent under the new reserve-based revolving credit agreement dated on or about the Closing Date (the “Credit Agreement”) pursuant to the terms thereof, shall have been pledged pursuant to the Collateral Agreement and the New Second Lien Notes Trustee (or the agent under the Credit Agreement as bailee for the New Second Lien Notes Trustee pursuant to the Senior Lien Intercreditor Agreement (as defined below)) shall have received all certificates, if any, representing such securities pledged under the Collateral Agreement, accompanied by instruments of transfer and/or undated powers endorsed in blank; and

(D)	the results of a search of the Uniform Commercial Code filings made with respect to the Issuers and the Subsidiary Guarantors in the jurisdictions reasonably requested by the New Second Lien Notes Trustee or the Institutional Bridge Loan Lenders and the copies of the financing statements disclosed by such search.

(iv) Fees and Expenses. (A) The New Second Lien Notes Trustee shall have received all fees payable thereto pursuant to a fee agreement (the “Fee Agreement”) to be entered into with the Issuers on or prior to the Closing Date, and (B) to the extent invoiced, each Institutional Bridge Loan Lender shall have received reimbursement or payment of all reasonable out-of-pocket expenses in connection with the Bridge Loan Exchange, this Agreement, the New Second Lien Notes Indenture, the Collateral Agreement and other agreements and documents relating thereto and the negotiation thereof.

(v) Representations, Warranties and Agreements. (x) The representations and warranties of the Issuers contained in Article V hereof shall be true and correct, in the case of representations and warranties which are qualified as to materiality, and shall be true and correct in all material respects, in the case of representations and warranties that are not so qualified, and (y) the Issuers and the other subsidiaries of the Company party to the New Second Lien Notes Indenture as guarantors (the “Subsidiary Guarantors”) shall have complied in all material respects with all of their agreements set forth herein, in the New Second Lien Notes Indenture and the Collateral Agreement to be performed or satisfied at or prior to the Closing Date;

(vi) Officer’s Certificate. The Issuers shall have furnished to the Bridge Loan Lenders a certificate, dated as of the Closing Date, of the President or any Vice President and a Secretary or Treasurer of the Issuers in which such officers, to their knowledge, shall state that as of the Closing Date (x) the representations and warranties of the Issuers contained in Article V hereof are true and correct, in the case of representations and warranties which are qualified as to materiality, and true and correct in all material respects, in the case of representations and warranties that are not so qualified and (y) the Issuers and the Subsidiary Guarantors have complied in all material respects with all of their agreements set forth herein and in the New Second Lien Notes Indenture and the Collateral Agreement to be performed or satisfied at or prior to the Closing Date.

(vii) Secretary’s Certificate. With respect to the New Second Lien Notes Indenture, the New Second Lien Notes Trustee shall have received:

(i) a copy of the certificate of formation or incorporation, as applicable, including all amendments thereto, of each of the Issuers and the Subsidiary Guarantors, certified as of a recent date by the Secretary of State of Delaware or the certifying authority in such other jurisdiction in which such party is organized, and a certificate as to the good standing of the Issuers and the Subsidiary Guarantors as of a recent date from such Secretary of State or other certifying authority;

(ii) a certificate of an officer of each of the Issuers and the Subsidiary Guarantors dated the Closing Date and certifying:

(a) that attached thereto is a true and complete copy of the limited liability company agreement or by-laws, as applicable, of such person, as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (b) below;

(b) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors (or managing general partner, managing member or equivalent) of such person authorizing the execution, delivery and performance, as applicable, of the New Second Lien Notes Indenture, the Collateral Agreement, this Agreement, the Exchange, the issuance of the New Second Lien Notes, the guarantees by the Subsidiary Guarantors (the “Guarantees”) and the grants of collateral entered into on the Closing Date, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Closing Date;

(c) that the certificate of formation or incorporation, as applicable, of such person has not been amended since the date of the last amendment thereto disclosed pursuant to clause (i) above;

(d) as to the incumbency and specimen signature of each officer executing the New Second Lien Notes Indenture, the Collateral Agreement or any other document delivered in connection therewith on behalf of Issuers and the Subsidiary Guarantors; and

(e) as to the absence of any pending proceeding for the dissolution or liquidation of the Issuers or the Subsidiary Guarantors; and

(iii) a certificate of a director or an officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary or similar officer executing the certificate pursuant to clause (ii) above.

(viii) Intercreditor Agreement. An intercreditor agreement substantially consistent with that certain Intercreditor Agreement, dated as of April 3, 2017, between Toronto Dominion (Texas) LLC, as first lien agent and Wilmington Trust, Nation Association, as second lien agent, with only such modifications thereto as are determined in good faith by the Issuers, the Institutional Bridge Loan Lenders and the Stone Noteholders as not being material and adverse to the holders of the New Second Lien Notes, and setting out the lien priorities between the Credit Agreement and the New Second Lien Notes Indenture (the “Senior Lien Intercreditor Agreement”) shall have been executed and delivered; provided, that if the Stone Notes that remain outstanding after the Closing Date are secured, such Stone Notes shall also be made subject to intercreditor arrangements so that such Stone Notes rank junior in lien priority to the Credit Agreement and rank pari passu in lien priority to the New Second Lien Notes with respect to collateral securing the Stone Notes immediately prior to the Closing Date.

(ix) No Prohibitions. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or other legal restraint or prohibition shall be in effect preventing the consummation by the Issuers, the Subsidiary Guarantors or any Bridge Loan Lender, as applicable, of the Bridge Loan Exchange, the issuance of the New Second Lien Notes or the other transactions hereby intended to be consummated on the Closing Date.

(x) Work Fee. The Bridge Loan Lenders shall have received the Bridge Loan Lender Work Fee concurrently with the closing of the Bridge Loan Lender Exchange.

(xi) Mortgages. Second-priority mortgages securing the obligations with respect to the New Second Lien Notes shall have been recorded in respect of the properties of the Company and its subsidiaries and of Stone and its subsidiaries that are subject to mortgages, as of the date hereof, securing the Bridge Loans or the Stone Notes, as applicable, and such mortgage shall be sufficient to satisfy the Collateral Coverage Minimum (as defined in the New Second Lien Notes Indenture) based on the most recent Reserve Report (as defined in the New Second Lien Notes Indenture).

(xii) Stone and Sponsor Exchange. The Stone Noteholder Exchange shall have been consummated concurrently with the closing of the Bridge Loan Lender Exchange and immediately following the Sponsor Notes Exchange.

(xiii) Tender Offer and Consent Solicitation. (i) A majority of the Stone Notes (excluding Stone Notes held by the Stone Noteholders) shall have been tendered pursuant to the Tender Offer and Consent Solicitation (as defined in the Transaction Agreement) for the consideration offered thereunder, the supplemental indenture to the Stone Notes Indenture shall have become effective (and the amendments therein (and collateral releases, if any) shall have become operative) and, after giving effect to such supplemental indenture, the transactions contemplated by this Agreement and the Transaction Agreement shall not result in a default or breach of the Stone Indenture and (ii) any remaining Stone Notes immediately upon the consummation of the transactions contemplated by this Agreement shall be unsecured or secured only by the collateral securing such Stone Notes immediately prior to the Closing Date equally and ratably with the New Second Lien Notes.

(xiv) Legal Opinion. The holders of the New Second Lien Notes and the New Second Lien Notes Trustee shall have received a written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Issuers, (A) dated the Closing Date, (B) addressed to the holders of the New Second Lien Notes and the New Second Lien Notes Trustee and (C) solely with respect to the opinions set forth on Exhibit D hereto.

(xv) Single CUSIP. As of the Closing Date, (i) all indebtedness issued in connection with this Agreement or the Tender Offer and Consent Solicitation shall be New Second Lien Notes and (ii) all New Second Lien Notes issued on the Closing Date that are (x) IAI notes shall trade under a single IAI CUSIP number, (y) Reg S notes shall trade under a single Reg S CUSIP number and (z) 144A notes shall trade under a single 144A CUSIP number.

(b) Obligations of the Stone Noteholders. The obligation of the Stone Noteholders hereunder to consummate the Stone Noteholder Exchange and the transactions contemplated hereby at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions; provided, that these conditions are for the Stone Noteholders’ sole benefit and may be waived by the Stone Noteholders at any time in their sole discretion by providing the other Parties with prior written notice thereof:

(i) Transaction Documents. (A) This Agreement, the New Second Lien Notes Indenture, the Collateral Agreement, the New Second Lien Notes and the Registration Rights Agreement shall have been duly and validly authorized, executed and delivered (and in the case of the New Second Lien Notes, duly and validly authenticated) by all of the parties thereto, and (B) each of the New Second Lien Notes Trustee and the Stone Noteholders shall have received either (x) a counterpart of this Agreement, the New Second Lien Notes Indenture, the Collateral Agreement and the New Second Lien Notes signed on behalf of each party thereto or (y) written evidence reasonably satisfactory to it (which may include telecopy or electronic transmission of a signed signature page) that each party to this Agreement, the New Second Lien Notes Indenture, the Collateral Agreement and the New Second Lien Notes has signed a counterpart of the requisite agreements.

(ii) Combination. The Combination shall have been consummated on the terms described in the Transaction Agreement on or prior to the Outside Date, without giving effect to any amendment, consent, waiver or other modification thereof that is materially adverse to interests of the Stone Noteholders (in their capacities as such).

(iii) Collateral. The New Second Lien Notes Trustee and the Stone Noteholders shall have received:

(A)	from the Issuers and the Subsidiary Guarantors, a counterpart of the Collateral Agreement;

(B)	all documents and instruments, including Uniform Commercial Code or other applicable personal property and financing statements, reasonably requested by the New Second Lien Notes Trustee to be filed, registered or recorded to create the liens intended to be created by any security document and perfect such liens to the extent required by, and with the priority required by, such security document shall have been delivered to the New Second Lien Notes Trustee for filing, registration or recording and none of the collateral shall be subject to any other pledges, security interests or mortgages, except for liens permitted under the New Second Lien Notes Indenture;

(C)	all Equity Interests of the Co-Issuer and all Equity Interests of each Restricted Subsidiary directly owned by the Issuers or any Subsidiary Guarantor, in each case as of the date hereof, and required to be delivered to the agent under the Credit Agreement pursuant to the terms thereof, shall have been pledged pursuant to the Collateral Agreement and the New Second Lien Notes Trustee (or the agent under the Credit Agreement as bailee for the New Second Lien Notes Trustee pursuant to the Senior Lien Intercreditor Agreement) shall have received all certificates, if any, representing such securities pledged under the Collateral Agreement, accompanied by instruments of transfer and/or undated powers endorsed in blank; and

(D)	the results of a search of the Uniform Commercial Code filings made with respect to the Issuers and the Subsidiary Guarantors in the jurisdictions reasonably requested by the New Second Lien Notes Trustee or the Stone Noteholders and the copies of the financing statements disclosed by such search.

(iv) Fees and Expenses. (A) The New Second Lien Notes Trustee shall have received all fees payable thereto pursuant to the Fee Agreement to be entered into with the Issuers on or prior to the Closing Date and (B) to the extent invoiced, each Stone Noteholder shall have received reimbursement or payment of all reasonable out-of-pocket expenses in connection with the Stone Noteholder Exchange, this Agreement, the New Second Lien Notes Indenture, the Collateral Agreement and other agreements and documents relating thereto and the negotiation thereof.

(v) Representations, Warranties and Agreements. (x) The representations and warranties of the Issuers contained in Article V hereof shall be true and correct, in the case of representations and warranties which are qualified as to materiality, and shall be true and correct in all material respects, in the case of representations and warranties that are not so qualified, and (y) the Issuers and the Subsidiary Guarantors shall have complied in all material respects with all of their agreements set forth herein, in the New Second Lien Notes Indenture and the Collateral Agreement to be performed or satisfied at or prior to the Closing Date;

(vi) Officer’s Certificate. The Issuers shall have furnished to the Stone Noteholders a certificate, dated as of the Closing Date, of the President or any Vice President and a Secretary or Treasurer of the Issuers in which such officers, to their knowledge, shall state that as of the Closing Date (x) the representations and warranties of the Issuers contained in Article V hereof are true and correct, in the case of representations and warranties which are qualified as to materiality, and true and correct in all material respects, in the case of representations and warranties that are not so qualified and (y) the Issuers and the Subsidiary Guarantors have complied in all material respects with all of their agreements set forth herein and in the New Second Lien Notes Indenture and the Collateral Agreement to be performed or satisfied at or prior to the Closing Date.

(vii) Secretary’s Certificate. With respect to the New Second Lien Notes Indenture, the New Second Lien Notes Trustee shall have received:

(i) a copy of the certificate of formation or incorporation, as applicable, including all amendments thereto, of each of the Issuers and the Subsidiary Guarantors, certified as of a recent date by the Secretary of State of Delaware or the certifying authority in such other jurisdiction in which such party is organized, and a certificate as to the good standing of the Issuers and the Subsidiary Guarantors as of a recent date from such Secretary of State or other certifying authority;

(ii) a certificate of an officer of each of the Issuers and the Subsidiary Guarantors dated the Closing Date and certifying:

(a) that attached thereto is a true and complete copy of the limited liability company agreement or by-laws, as applicable, of such person, as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (b) below;

(b) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors (or managing general partner, managing member or equivalent) of such person authorizing the execution, delivery and performance, as applicable, of the New Second Lien Notes Indenture, the Collateral Agreement, this Agreement, the Exchange, the issuance of the New Second Lien Notes, the Guarantees and the grants of collateral entered into on the Closing Date, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Closing Date;

(c) that the certificate of formation or incorporation, as applicable, of such person has not been amended since the date of the last amendment thereto disclosed pursuant to clause (i) above;

(d) as to the incumbency and specimen signature of each officer executing the New Second Lien Notes Indenture, the Collateral Agreement or any other document delivered in connection therewith on behalf of Issuers and the Subsidiary Guarantors; and

(e) as to the absence of any pending proceeding for the dissolution or liquidation of the Issuers or the Subsidiary Guarantors; and

(iii) a certificate of a director or an officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary or similar officer executing the certificate pursuant to clause (ii) above.

(viii) Intercreditor Agreement. The Senior Lien Intercreditor Agreement shall have been executed and delivered; provided, that if the Stone Notes that remain outstanding after the Closing Date are secured, such Stone Notes shall also be made subject to intercreditor arrangements so that such Stone Notes rank junior in lien priority to the Credit Agreement and rank pari passu in lien priority to the New Second Lien Notes with respect to collateral securing the Stone Notes immediately prior to the Closing Date.

(ix) Work Fee. The Stone Noteholders and any other holders of Stone Notes who exchange their Stone Notes for New Second Lien Notes shall have received the Stone Noteholder Work Fee concurrently with the closing of the Stone Noteholder Exchange.

(x) Mortgages. Second-priority mortgages securing the obligations with respect to the New Second Lien Notes shall have been recorded in respect of the properties of the Company and its subsidiaries and of Stone and its subsidiaries that are subject to mortgages, as of the date hereof, securing the Bridge Loans or the Stone Notes, as applicable, and such mortgage shall be sufficient to satisfy the Collateral Coverage Minimum (as defined in the New Second Lien Notes Indenture) based on the most recent Reserve Report (as defined in the New Second Lien Notes Indenture).

(xi) No Prohibitions. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or other legal restraint or prohibition shall be in effect preventing the consummation by the Issuers, the Subsidiary Guarantors or any Stone Noteholder, as applicable, of the Stone Noteholder Exchange, the issuance of the New Second Lien Notes or the other transactions hereby intended to be consummated on the Closing Date.

(xii) Bridge Loan Lender and Sponsor Notes Exchange. The Bridge Loan Lender Exchange shall have been consummated concurrently with the closing of the Stone Noteholder Exchange and immediately following the Sponsor Notes Exchange.

(xiii) Tender Offer and Consent Solicitation. (i) A majority of the Stone Notes (excluding Stone Notes held by the Stone Noteholders) shall have been tendered pursuant to the Tender Offer and Consent Solicitation (as defined in the Transaction Agreement) for the consideration offered thereunder, the supplemental indenture to the Stone Notes Indenture shall have become effective (and the amendments therein (and collateral releases, if any) shall have become operative) and, after giving effect to such supplemental indenture, the transactions contemplated by this Agreement and the Transaction Agreement shall not result in a default or breach of the Stone Indenture and (ii) any remaining Stone Notes immediately upon the consummation of the transactions contemplated by this Agreement shall be unsecured or secured only by the collateral securing such Stone Notes immediately prior to the Closing Date equally and ratably with the New Second Lien Notes.

(xiv) Legal Opinion. The holders of the New Second Lien Notes and the New Second Lien Notes Trustee shall have received a written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Issuers, (A) dated the Closing Date, (B) addressed to the holders of the New Second Lien Notes and the New Second Lien Notes Trustee and (C) solely with respect to the opinions set forth on Exhibit D hereto.

(xv) Single CUSIP. As of the Closing Date, (i) all indebtedness issued in connection with this Agreement or the Tender Offer and Consent Solicitation shall be New Second Lien Notes and (ii) all New Second Lien Notes issued on the Closing Date that are (x) IAI notes shall trade under a single IAI CUSIP number, (y) Reg S notes shall trade under a single Reg S CUSIP number and (z) 144A notes shall trade under a single 144A CUSIP number.

(c) Obligations of the Sponsor Noteholders. The obligation of the Sponsor Noteholders hereunder to consummate the Sponsor Notes Exchange and the transactions contemplated hereby at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions; provided, that these conditions are for the Sponsor Noteholders’ sole benefit and may be waived by the Sponsor Noteholders at any time in their sole discretion by providing the other Parties with prior written notice thereof:

(i) Transaction Documents. This Agreement shall have been duly and validly authorized, executed and delivered by all of the parties thereto.

(ii) Combination. The Combination shall have been consummated on the terms described in the Transaction Agreement on or prior to the Outside Date, without giving effect to any amendment, consent, waiver or other modification thereof that is materially adverse to interests of the Sponsor Noteholders (in their capacities as such).

(iii) Issuer Representations, Warranties and Agreements. (x) The representations and warranties of the Issuers contained in Article V hereof shall be true and correct, in the case of representations and warranties which are qualified as to materiality, and shall be true and correct in all material respects, in the case of representations and warranties that are not so qualified, and (y) the Issuers shall have complied in all material respects with all of their agreements set forth herein to be performed or satisfied at or prior to the Closing Date.

(iv) New Stone Representations, Warranties and Agreements. (x) The representations and warranties of New Stone contained in Article VI hereof shall be true and correct, in the case of representations and warranties which are qualified as to materiality, and shall be true and correct in all material respects, in the case of representations and warranties that are not so qualified, and (y) New Stone shall have complied in all material respects with all of their agreements set forth herein to be performed or satisfied at or prior to the Closing Date.

(v) Officer’s Certificate. The Issuers shall have furnished to the Sponsor Noteholders a certificate, dated as of the Closing Date, of the President or any Vice President and a Secretary or Treasurer of the Issuers in which such officers, to their knowledge, shall state that as of the Closing Date (x) the representations and warranties of the Issuers contained in Article V hereof are true and correct, in the case of representations and warranties which are qualified as to materiality, and true and correct in all material respects, in the case of representations and warranties that are not so qualified and (y) the Issuers have complied in all material respects with all of their agreements set forth herein to be performed or satisfied at or prior to the Closing Date.

(vi) Officer’s Certificate. New Stone shall have furnished to the Sponsor Noteholders a certificate, dated as of the Closing Date, of the President or any Vice President and a Secretary or Treasurer of New Stone in which such officers, to their knowledge, shall state that as of the Closing Date (x) the representations and warranties of New Stone contained in Article VI hereof are true and correct, in the case of representations and warranties which are qualified as to materiality, and true and correct in all material respects, in the case of representations and warranties that are not so qualified and (y) New Stone has complied in all material respects with all of its agreements set forth herein to be performed or satisfied at or prior to the Closing Date.

(vii) Secretary’s Certificate. With respect to the New Stone Common Stock, the Sponsor Noteholders shall have received:

(i) a copy of the certificate of formation or incorporation, as applicable, including all amendments thereto, of New Stone, certified as of a recent date by the Secretary of State of Delaware or the certifying authority in such other jurisdiction in which such party is organized, and a certificate as to the good standing of New Stone as of a recent date from such Secretary of State or other certifying authority;

(ii) a certificate of an officer of New Stone dated the Closing Date and certifying:

(a) that attached thereto is a true and complete copy of the limited liability company agreement or by-laws, as applicable, of such person, as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (b) below;

(b) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors (or managing general partner, managing member or equivalent) of such person authorizing the execution, delivery and performance, as applicable, of this Agreement and the Exchange and the issuance of the New Stone Common Stock on the Closing Date, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Closing Date;

(c) that the certificate of formation or incorporation, as applicable, of such person has not been amended since the date of the last amendment thereto disclosed pursuant to clause (i) above;

(d) as to the incumbency and specimen signature of each officer executing any document delivered in connection with this Agreement, the Exchange or the issuance of the New Common Stock on behalf of New Stone; and

(e) as to the absence of any pending proceeding for the dissolution or liquidation of New Stone; and

(iii) a certificate of a director or an officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary or similar officer executing the certificate pursuant to clause (ii) above.

(viii) No Prohibitions. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or other legal restraint or prohibition shall be in effect preventing the consummation by the Issuers, New Stone or any Sponsor Noteholder, as applicable, of the Sponsor Notes Exchange, the issuance of the New Stone Common Stock or the other transactions hereby intended to be consummated on the Closing Date.

(ix) Bridge Loan Lender and Stone Noteholder Exchange. The Bridge Loan Lender Exchange and the Sponsor Notes Exchange shall have been consummated immediately following the closing of the Sponsor Notes Exchange.

ARTICLE II

Representations and Warranties of the Bridge Loan Lenders

Each Bridge Loan Lender hereby makes the following representations and warranties on behalf of itself individually and each such Bridge Loan Lender makes no representation as to the Issuers or any other Bridge Loan Lender:

Section 2.1 Organization; Requisite Authority. Each Bridge Loan Lender is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Bridge Loan Lender possesses all requisite power and authority necessary to consummate the Bridge Loan Exchange and the transactions contemplated by this Agreement and to transfer the Bridge Loans to the Issuers.

Section 2.2 Authorization. The execution, delivery and performance of this Agreement has been duly authorized by each Bridge Loan Lender. This Agreement, when executed and delivered by each Bridge Loan Lender in accordance with the respective terms hereof, shall constitute a valid and binding obligation of such Bridge Loan Lender, enforceable against such Bridge Loan Lender in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles.

Section 2.3 Information; Consultation with Counsel and Advisors. Each Bridge Loan Lender is entering into this Agreement as principal (and not as agent or in any other capacity); none of the Issuers, or any of the Issuers’ affiliates or agents, are acting as a fiduciary for it; it is entering into this Agreement with a full understanding of the terms, conditions and risks thereof. Each Bridge Loan Lender (a) has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in connection herewith to the extent such Bridge Loan Lender has deemed necessary, (b) has had a reasonable opportunity to ask questions of and receive answers from officers and representatives of the Issuers concerning its financial condition and results of operations and the Bridge Loan Exchange to which this Agreement relates, and any such questions have been answered to its satisfaction, and (c) has conducted its own due diligence on the Issuers and the Bridge Loan Exchange and has made its own investment decisions based upon its own judgment, due diligence and advice from such advisers as such Bridge Loan Lender has deemed necessary and not upon any view expressed by or on behalf of the Issuers.

Section 2.4 Broker’s Fees. None of the Bridge Loan Lenders has retained or authorized any investment banker, broker, finder or other intermediary to act on behalf of such Bridge Loan Lender or incurred any liability for any banker’s, broker’s or finder’s fees or commissions in connection with the transactions contemplated by this Agreement.

Section 2.5 Ownership. Each Bridge Loan Lender is the beneficial owner of the aggregate principal amount of and is entitled to any and all accrued and unpaid interest on the Bridge Loans set forth on Schedule A or Schedule B, as the case may be. Upon delivery to the Issuers of the Bridge Loans, and upon each Bridge Loan Lender’s receipt of the New Second Lien Notes, as consideration in respect thereof as set forth herein, pursuant to this Agreement, good and valid title to the Bridge Loans owned by each Bridge Loan Lender will pass to the Issuers, free and clear of any liens, claims, encumbrances, security interests, options or charges of any kind.

Section 2.6 Accredited Investor. Each Bridge Loan Lender is an “accredited investor” within the meaning of Regulation D of the Securities Act.

Section 2.7 No Registration. Each Bridge Loan Lender acknowledges that on the Closing Date the New Second Lien Notes will have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act.

ARTICLE III

Representations and Warranties of the Stone Noteholders

Each Stone Noteholder hereby makes the following representations and warranties on behalf of itself individually and each such Stone Noteholder makes no representation as to Stone or any other Stone Noteholder:

Section 3.1 Organization; Requisite Authority. Each Stone Noteholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Stone Noteholder possesses all requisite power and authority necessary to consummate the Stone Notes Exchange and the transactions contemplated by this Agreement and to transfer Stone Notes to the Issuers as contemplated by Section 1.3(a).

Section 3.2 Authorization. The execution, delivery and performance of this Agreement has been duly authorized by each Stone Noteholder. This Agreement, when executed and delivered by each Stone Noteholder in accordance with the respective terms hereof, shall constitute a valid and binding obligation of such Stone Noteholder, enforceable against such Stone Noteholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles.

Section 3.3 Information; Consultation with Counsel and Advisors. Each Stone Noteholder is either (i) the sole owner of its Stone Notes or (ii) has all necessary investment or voting discretion with respect to its Stone Notes and has the power and authority to bind the owner(s) of such Stone Notes to the terms of this Agreement; none of the Issuers, or any of the Issuers’ affiliates or agents, are acting as a fiduciary for any Stone Noteholder; each Stone Noteholder is entering into this Agreement with a full understanding of the terms, conditions and risks thereof. Each Stone Noteholder or its investment advisor (a) has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in connection herewith to the extent such Stone Noteholder has deemed necessary, (b) has had a reasonable opportunity to ask questions of and receive answers from officers and representatives of the Issuers concerning its financial condition and results of operations and the Stone Notes Exchange to which this Agreement relates, and any such questions have been answered to its satisfaction, and (c) has conducted its own due diligence on the Issuers and the Stone Notes Exchange and has made its own investment decisions based upon its own judgment, due diligence and advice from such advisers as such Stone Noteholder has deemed necessary and not upon any view expressed by or on behalf of the Issuers.

Section 3.4 Broker’s Fees. None of the Stone Noteholders has retained or authorized any investment banker, broker, finder or other intermediary to act on behalf of such Stone Noteholder or incurred any liability for any banker’s, broker’s or finder’s fees or commissions in connection with the transactions contemplated by this Agreement.

Section 3.5 Ownership. Each Stone Noteholder is the beneficial owner of (or otherwise has sole discretionary management authority with respect to) the aggregate principal amount of and is entitled to any and all accrued and unpaid interest on the Stone Notes set forth on Schedule D. Upon delivery to the Issuers of the Stone Notes, and upon each Stone Noteholder’s receipt of the New Second Lien Notes, as consideration in respect thereof as set forth herein, pursuant to this Agreement, good and valid title to the Stone Notes delivered by such Stone Noteholder will pass to the Issuers, free and clear of any liens, claims, encumbrances, security interests, options or charges of any kind.

Section 3.6 Accredited Investor. Each Stone Noteholder is an “accredited investor” within the meaning of Regulation D of the Securities Act.

Section 3.7 No Registration. Each Stone Noteholder acknowledges that as of the Closing Date the New Second Lien Notes will have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act.

ARTICLE IV

Representations and Warranties of the Sponsor Noteholders

Each Sponsor Noteholder hereby makes the following representations and warranties on behalf of itself individually and each such Sponsor Noteholder makes no representation as to the Issuers or any other Sponsor Noteholder:

Section 4.1 Organization; Requisite Authority. Each Sponsor Noteholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Sponsor Noteholder possesses all requisite power and authority necessary to consummate the Sponsor Notes Exchange and the transactions contemplated by this Agreement and to transfer the Sponsor Notes to New Stone.

Section 4.2 Authorization. The execution, delivery and performance of this Agreement has been duly authorized by each Sponsor Noteholder. This Agreement, when executed and delivered by each Sponsor Noteholder in accordance with the respective terms hereof, shall constitute a valid and binding obligation of such Sponsor Noteholder, enforceable against such Sponsor Noteholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles.

Section 4.3 Information; Consultation with Counsel and Advisors. Each Sponsor Noteholder is entering into this Agreement as principal (and not as agent or in any other capacity); none of New Stone, or any of New Stone’s affiliates or agents, are acting as a fiduciary for it; it is entering into this Agreement with a full understanding of the terms, conditions and risks thereof. Each Sponsor Noteholder (a) has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in connection herewith to the extent such Sponsor Noteholder has deemed necessary, (b) has had a reasonable opportunity to ask questions of and receive answers from officers and representatives of New Stone concerning its financial condition and results of operations and the Sponsor Notes Exchange to which this Agreement relates, and any such questions have been answered to its satisfaction, and (c) has conducted its own due diligence on New Stone and the Sponsor Noteholder and has made its own investment decisions based upon its own judgment, due diligence and advice from such advisers as such Sponsor Noteholder has deemed necessary and not upon any view expressed by or on behalf of New Stone.

Section 4.4 Broker’s Fees. None of the Sponsor Noteholders has retained or authorized any investment banker, broker, finder or other intermediary to act on behalf of such Sponsor Noteholder or incurred any liability for any banker’s, broker’s or finder’s fees or commissions in connection with the transactions contemplated by this Agreement.

Section 4.5 Ownership. Each Sponsor Noteholder is the beneficial owner of the aggregate principal amount of and is entitled to any and all accrued and unpaid interest on the Sponsor Notes set forth on Schedule C. Upon delivery to New Stone of the Sponsor Notes, and upon each Sponsor Noteholder’s receipt of the New Stone Common Stock, as consideration in respect thereof as set forth herein, pursuant to this Agreement, good and valid title to the Sponsor Notes owned by each Sponsor Noteholder will pass to New Stone, free and clear of any liens, claims, encumbrances, security interests, options or charges of any kind.

Section 4.6 Accredited Investor. Each Sponsor Noteholder is an “accredited investor” within the meaning of Regulation D of the Securities Act.

ARTICLE V

Representations, Warranties and Covenants of the Issuers

The Issuers hereby make the following representations as of the date hereof:

Section 5.1 Representations and Warranties.

(i) Each of the Company and the Co-Issuer has been duly incorporated or formed and is a validly existing limited liability company or corporation in good standing under the laws of the State of Delaware, with power and authority (corporate or other) to own its properties and conduct its business; and each of the Company and the Co-Issuer is duly qualified to do business as a foreign entity in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be duly qualified or in good standing would not individually or in the aggregate have a material adverse effect on the condition (financial or other), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”).

(ii) Each subsidiary of the Company listed on Schedule E (the “Company Subsidiaries”) hereto has been duly incorporated or formed and is an existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or formation, with corporate and/or other similar power and authority to own its properties and conduct its business; and each Company Subsidiary is duly qualified to do business as a foreign corporation or other entity in good standing (in each case, to the extent such concept exists) in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be duly qualified or in good standing would not individually or in the aggregate have a Material Adverse Effect; all of the issued and outstanding capital stock or other ownership interests of each Company Subsidiary has been duly authorized and validly issued and, in the case of any such corporation, is fully paid and non-assessable; and the capital stock or other ownership interests of each Company Subsidiary, directly or through subsidiaries, is owned free from liens, encumbrances and defects except liens permitted by both the Bridge Loan Agreement and the Sponsor Notes Indenture.

(iii) Each of the Company, the Co-Issuer and the Company Subsidiaries that will be Subsidiary Guarantors has (or will have on the Closing Date) all requisite limited liability company, corporate, partnership or similar, as applicable, power and authority to execute, as applicable, the New Second Lien Notes Indenture and the Collateral Agreement and carry out the transactions contemplated thereby and perform its obligations contemplated thereunder. The New Second Lien Notes Indenture and the Collateral Agreement will be, as of the Closing Date, duly authorized by the Company, the Co-Issuer and Company Subsidiaries that will be Subsidiary Guarantors; the New Second Lien Notes will be, as of the Closing Date, duly authorized by the Issuers and the guarantees of the New Second Lien Notes by the Subsidiary Guarantors (the “Guarantees”) will be duly authorized by the Subsidiary Guarantors; and the New Second Lien Notes Indenture and the Collateral

Agreement, when executed and delivered by the Company, the Co-Issuer and the Subsidiary Guarantors and assuming due authorization, execution and delivery by the New Second Lien Notes Trustee, will have been duly executed and delivered by the Company, the Co-Issuer and the Subsidiary Guarantors, and, on the Closing Date, the New Second Lien Indenture, the New Second Lien Notes and the Collateral Agreement will constitute valid and legally binding obligations of the Issuers, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and, on the Closing Date, the Guarantees and the Collateral Agreement will constitute valid and legally binding obligations of the Company Subsidiaries that will be Subsidiary Guarantors, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(iv) This Agreement has been duly authorized, executed and delivered by the Company and the Co-Issuer and is a valid and binding agreement of the Company and the Co-Issuer, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(v) Assuming the accuracy of the representations and warranties of the Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders made pursuant to Articles II, III and IV, no consent, approval, authorization or order of, or filing with, any governmental agency or body or any court is required (except as may be required as a result of the identity or status of the Bridge Loan Lenders, the Stone Noteholders or the Sponsor Noteholders) for the consummation of the transactions contemplated by this Agreement, or the execution, delivery and performance of the New Second Lien Notes Indenture, the Collateral Agreement, the New Second Lien Notes, the consummation of the Exchange or the Guarantees or the issuance of the New Second Lien Notes, except such as will have been obtained on or prior to the Closing Date; for such other consents, approvals, authorizations or orders as would not have a Material Adverse Effect; and with respect to deliverables permitted to be provided after the Closing Date pursuant to this Agreement or the New Second Lien Notes Indenture, such filings and recordings as may be required to perfect liens in connection with the New Second Lien Notes Indenture and the Collateral Agreement and any other security documents for the New Second Lien Notes.

(vi) When the New Second Lien Notes are issued, the guarantees of the Company Subsidiaries that will be Subsidiary Guarantors with respect to the New Second Lien Notes will be duly authorized by each Company Subsidiary that will be a Subsidiary Guarantor. When the New Second Lien Notes are issued, executed and authenticated in accordance with the terms of the New Second Lien Notes Indenture, and assuming the New Second Lien Notes have been delivered pursuant to this Agreement, the guarantees of each Company Subsidiary that will be a Subsidiary Guarantor endorsed thereon will constitute valid and legally binding obligations of the Company Subsidiaries that will be Subsidiary Guarantors, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(vii) The execution, delivery and performance of the New Second Lien Notes Indenture, the Collateral Agreement and this Agreement and compliance with the terms and provisions thereof will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or result in the imposition of any lien or encumbrance (other than Permitted Liens (as defined in the New Second Lien Notes Indenture)) upon any property or assets of the Company or any Company Subsidiary pursuant to, (i) assuming the accuracy of the representations and warranties of the Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders made pursuant to Articles II, III and IV, any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any Company Subsidiary or any of their properties, or (ii) any agreement or instrument to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or to which any of the properties of the Company or any Company Subsidiary is subject, or (iii) the charter or by-laws or any equivalent organizational document of the Company or any Company Subsidiary, except, in the case of clauses (i) and (ii), where such breach, violation or default would not, individually or in the aggregate, have a Material Adverse Effect.

(viii) None of the Company, the Co-Issuer or any Company Subsidiary that will be a Subsidiary Guarantor is an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940 (the “Investment Company Act”); and none of the Company, the Co-Issuer or any Company Subsidiary that will be a Subsidiary Guarantor, is, and after giving effect to the Exchange and the issuance of the New Second Lien Notes, will be an “investment company” as defined in the Investment Company Act.

(ix) After due inquiry, the Company and its subsidiaries (the “Applicable Group”), on a consolidated basis taken as a whole, are, and immediately after giving effect to the transactions contemplated by this Agreement, including the consummation of the Exchange and the issuance of the New Second Lien Notes, will be, Solvent. As used herein, the term “Solvent” means, with respect to the Applicable Group (on a consolidated basis, taken as a whole), that as of the date of determination (a) the sum of the Applicable Group’s debt (including contingent liabilities) does not exceed the present fair saleable value, taken on a going concern basis of the Applicable Group’s assets; (b) the Applicable Group’s capital is not unreasonably small in relation to its business as contemplated on the date hereof; and (c) the Applicable Group does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that the Applicable Group reasonably expects to become an actual or matured liability. The New Second Lien Notes are not being issued with the intent to hinder, delay or defraud either present or future creditors of any member of the Applicable Group.

ARTICLE VI

Representations, Warranties and Covenants of New Stone

New Stone hereby make the following representations as of the date hereof:

Section 6.1 Representations and Warranties.

(i) New Stone has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own its properties and conduct its business; and New Stone is duly qualified to do business as a foreign entity in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be duly qualified or in good standing would not individually or in the aggregate have a material adverse effect on the condition (financial or other), business, properties, results of operations or prospects of New Stone and its subsidiaries and affiliates, taken as a whole (a “New Stone Material Adverse Effect”).

(ii) This Agreement has been duly authorized, executed and delivered by New Stone and is a valid and binding agreement of New Stone, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(iii) Assuming the accuracy of the representations and warranties of the Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders made pursuant to Articles II, III and IV, no consent, approval, authorization or order of, or filing with, any governmental agency or body or any court is required (except as may be required as a result of the identity or status of the Bridge Loan Lenders, the Stone Noteholder or the Sponsor Noteholders) for the consummation of the transactions contemplated by this Agreement, or the issuance of the New Stone Common Stock, except such as will have been obtained on or prior to the Closing Date and for such other consents, approvals, authorizations or orders as would not have a New Stone Material Adverse Effect.

(iv) The shares of New Stone Common Stock when issued and delivered in the Sponsor Notes Exchange in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and free of any liens or encumbrances (other than those imposed by applicable law) and issued in compliance with all applicable federal and state securities laws.

(v) New Stone is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940 (the “Investment Company Act”); and New Stone is not, and after giving effect to the Sponsor Notes Exchange and the issuance of the New Stone Common Stock, will not be an “investment company” as defined in the Investment Company Act.

(vi) The execution, delivery and performance of this Agreement and compliance with the terms and provisions thereof (including the issuance of the New Stone Common Stock) will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or result in the imposition of any lien or encumbrance (other than Permitted Liens (as defined in the New Second Lien Notes Indenture)) upon any property or assets of New Stone or any subsidiary thereof pursuant to, (i) assuming the accuracy of the representations and warranties of the Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders made pursuant to Articles II, III and IV, any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over New Stone or any subsidiary thereof or any of their properties, or (ii) any agreement or instrument to which New Stone or any subsidiary thereof is a party or by which New Stone or any subsidiary thereof is bound or to which any of the properties of New Stone or any subsidiary thereof is subject, or (iii) the charter or by-laws or any equivalent organizational document of New Stone or any subsidiary thereof, except, in the case of clauses (i) and (ii), where such breach, violation or default would not, individually or in the aggregate, have a New Stone Material Adverse Effect.

ARTICLE VII

Representations, Warranties and Covenants of Stone

Stone hereby make the following representations as of the date hereof:

Section 7.1 Representations and Warranties.

(i) Stone has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own its properties and conduct its business; and Stone is duly qualified to do business as a foreign entity in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be duly qualified or in good standing would not individually or in the aggregate have a material adverse effect on the condition (financial or other), business, properties, results of operations or prospects of Stone and its subsidiaries and affiliates, taken as a whole (a “Stone Material Adverse Effect”).

(ii) This Agreement has been duly authorized, executed and delivered by Stone and is a valid and binding agreement of Stone, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(iii) Assuming the accuracy of the representations and warranties of the Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders made pursuant to Articles II, III and IV, no consent, approval, authorization or order of, or filing with, any governmental agency or body or any court is required (except as may be required as a result of the identity or status of the Bridge Loan Lenders, the Stone Noteholder or the Sponsor Noteholders) for the consummation of the transactions contemplated by this Agreement, except such as will have been obtained on or prior to the Closing Date and for such other consents, approvals, authorizations or orders as would not have a Stone Material Adverse Effect.

(iv) Stone is not an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940 (the

“Investment Company Act”); and Stone is not, and after giving effect to the Exchange and other transactions contemplated hereby, will not be an “investment company” as defined in the Investment Company Act.

(v) The execution, delivery and performance of this Agreement and compliance with the terms and provisions thereof will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or result in the imposition of any lien or encumbrance (other than Permitted Liens (as defined in the New Second Lien Notes Indenture)) upon any property or assets of Stone or any subsidiary thereof pursuant to, (i) assuming the accuracy of the representations and warranties of the Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders made pursuant to Articles II, III and IV, any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over Stone or any subsidiary thereof or any of their properties, or (ii) any agreement or instrument to which Stone or any subsidiary thereof is a party or by which Stone or any subsidiary thereof is bound or to which any of the properties of Stone or any subsidiary thereof is subject, or (iii) the charter or by-laws or any equivalent organizational document of Stone or any subsidiary thereof, except, in the case of clauses (i) and (ii), where such breach, violation or default would not, individually or in the aggregate, have a Stone Material Adverse Effect.

ARTICLE VIII

Miscellaneous Provisions

Section 8.1 Termination. In the event that (i) the Closing Date does not occur on or before the date that is the Outside Date or (ii) the Transaction Agreement is terminated without the consummation of the Combination having occurred, then this Agreement and the Parties’ agreements to consummate the Exchange, shall automatically terminate without further action or notice and without further obligation to any Party. In the event that the payment of the principal amount of the Stone Notes is accelerated in accordance with Section 602 of the Stone Notes Indenture, the Bridge Loan Lenders may terminate their obligations under this Agreement. In the event that payment of the principal amount of the Bridge Loans is accelerated in accordance with Section 7.02 of the Bridge Loan Agreement, the Stone Noteholders may terminate their obligations under this Agreement.

Section 8.2 Notice. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) with return receipt requested or sent by reputable overnight courier service (charges prepaid). Notices will be deemed to have been given hereunder when delivered personally, three business days after deposit in the U.S. mail postage prepaid with return receipt requested and one business day after deposit postage prepaid with a reputable overnight courier service for delivery on the next business day. The addresses and facsimile numbers for any such notices shall be, unless changed by the applicable Party via notice to the other Parties in accordance herewith:

If to the Issuers:

c/o Talos Production LLC

1600 Smith Street, Suite 5000

Houston, TX 77002

Attention: Chief Financial Officer

Fax: 713-351-4100

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Gregory Ezring

                 Tracey Zaccone

Fax: 212-757-3990

and

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Stephen M. Gill

                 Lande A. Spottswood

Fax: 713-615-5956

If to the Sponsor Bridge Loan Lenders or Sponsor Noteholders:

c/o Apollo Management, L.P.

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention: Rakesh Wilson and Chief Legal Officer

Fax: 646-417-6651

and

c/o Riverstone Holdings LLC

712 5th Avenue, 51st Floor

New York, NY 10019

Attention: Robert Tichio and Chief Legal Officer

Fax: 212-933-0077

If to Institutional Bridge Loan Lenders:

c/o Bain Capital Credit, LP

200 Clarendon Street

Boston MA 02116

and

c/o GSO Capital Partners LP

345 Park Ave, 31st Floor

New York, NY 10154

If to Stone Noteholders:

c/o Franklin Advisers, Inc.

One Franklin Parkway

San Mateo, CA 94403

Attention: Brendan Circle; Chris Chen

Email: Brendan.circle@franklintempleton.com;

chris.chen@franklintempleton.com

c/o MacKay Shields LLC

1345 Avenue of the Americas

New York, NY 10105

Attention: Dohyun Cha (Dohyun.cha@mackayshields.com)

With a copy to: Young Lee (young.lee@mackayshields.com)

With a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 45th Floor

Houston, TX 77002

Attention: John Goodgame

                 Rebecca Tyler

Facsimile: (713) 236-0822

Email:      jgoodgame@akingump.com

                rtyler@akingump.com

c/o Josh Morse

Ann Lawrence

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105-2933

Section 8.3 Entire Agreement. This Agreement and the other documents and agreements executed and delivered among the parties hereto and thereto in connection with the Exchange embody the entire agreement and understanding of the parties hereto and thereto with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents exchanged in connection with the negotiation of the Exchange or otherwise.

Section 8.4 Assignment; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns. No Party hereto shall assign (a) this Agreement or any rights or obligations hereunder, (b) any of the Bridge Loans or Sponsor Notes held by such Parties, or (c) so long as such Party remains the legal owner, beneficial owner and/or investment advisor or manager of or with power and/or authority to bind such Stone Notes, any of the Stone Notes, without in each case the prior written consent of the other Parties hereto; provided, however, that the Bridge Loan Lenders, the Stone Noteholders and the Sponsor Noteholders may assign their rights and obligations hereunder and their Bridge Loans, Stone Notes or Sponsor Notes, as applicable, to any other person without the prior written consent of any other Party, so long such other person executes a joinder to this Agreement in the form attached as Exhibit C by which such other person agrees to be bound by the obligations of such transferring person under this Agreement.

Section 8.5 Counterparts. This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile or other electronic transmission shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such Party.

Section 8.6 Remedies Cumulative. Each party hereto acknowledges that the remedies at law of the other parties for a breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond or furnishing other security, and in addition to all other remedies that may be available, shall be entitled to equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available and no party shall oppose the granting of such relief on the basis that money damages would be sufficient. Except as otherwise provided herein, all rights and remedies of the parties under this Agreement are cumulative and without prejudice to any other rights or remedies available at law; provided, however, that if a Party hereto has exercised its remedies in connection with a purported event of default under the Bridge Loan Agreement, the Stone Indenture or the Sponsor Notes Indenture, such Party shall not be entitled to seek specific performance of any provisions of this Agreement.

Section 8.7 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York; provided, however, that the determination as to whether the Combination has been consummated in accordance with the terms of the Transaction Agreement shall be governed by the law governing the Transaction Agreement. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such Party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 8.8 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any Party to this Agreement with respect thereto.

Section 8.9 Waiver; Consent. This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the Parties hereto. No waiver of any of the provisions or conditions of this Agreement or any of the rights of a Party hereto shall be effective or binding unless such waiver shall be in writing and signed by the Party claimed to have given or consented thereto. Except to the extent otherwise agreed in writing, no waiver of any term, condition or other provision of this Agreement, or any breach thereof shall be deemed to be a waiver of any other term, condition or provision or any breach thereof, or any subsequent breach of the same term, condition or provision, nor shall any forbearance to seek a remedy for any non-compliance or breach be deemed to be a waiver of a Party’s rights and remedies with respect to such non-compliance or breach.

Section 8.10 Word Meanings. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural, and vice versa, unless the context otherwise requires. The masculine shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

Section 8.11 Further Assurances. The Parties hereto each hereby agree to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions, including giving any further assurances, as any Party may reasonably request in connection with the transactions contemplated by and in this Agreement. In addition, subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts (subject to, and in accordance with, applicable law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated hereby, including the obtaining of all necessary, proper or advisable consents, approvals or waivers from third parties and the execution and delivery of any additional instruments reasonably necessary, proper or advisable to consummate the transactions contemplated hereby.

Section 8.12 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 8.13 Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

Section 8.14 Tax Treatment. The Parties agree (i) that for U.S. federal and other applicable income tax purposes, exchange of a Bridge Loan or a Stone Note for a New Second Lien Note, pursuant to the terms of this Agreement, is an exchange, for purposes of applying Section 1.1001-1(a) of the United States Treasury Regulations, of each such Bridge Loan or Stone Note pursuant to Section 1.1001-3 of the United States Treasury Regulations, (ii) that the New Second Lien Notes are part of the same issue pursuant to Section 1.1275-1(f) of the United States Treasury Regulations, (iii) that the issue price of the New Second Lien Notes shall be determined in accordance with the applicable provisions of Section 1.1273-2 of the United States Treasury Regulations, and (iv) to file all U.S. federal income tax and state income tax and franchise tax returns in a manner consistent with the foregoing.

Section 8.15 Fees and Expenses of Bridge Loan Lenders. Whether or not the transactions contemplated by this Agreement are consummated, the Company agrees to reimburse the Institutional Bridge Loan Lenders for all invoices, reasonable out-of-pocket expenses in connection with the Bridge Loan Exchange, this Agreement, the New Second Lien Notes Indenture, the Collateral Agreement and other agreements and documents relating thereto, including fees, expenses and disbursements of one primary legal counsel and one local counsel in each applicable jurisdiction. This Section 8.15 shall survive the termination or expiration of this Agreement.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Institutional Bridge Loan Lenders:

BLACKSTONE/GSO STRATEGIC CREDIT FUND
By: GSO / Blackstone Debt Funds Management LLC, as Collateral Manager

By:	/s/ Sean Cort
Name:	Sean Cort
Title:	Authorized Signatory

FOXFIELDS FUNDING LLC
BRYN MAWR FUNDING LLC
By: FS Energy and Power Fund, as Sole Member
By: GSO Capital Partners LP, as Sub-Adviser

By:	/s/ Sean Cort
Name:	Sean Cort
Title:	Authorized Signatory

FS INVESTMENT CORPORATION II
By: GSO / Blackstone Debt Funds Management LLC, as Sub-Adviser

By:	/s/ Sean Cort
Name:	Sean Cort
Title:	Authorized Signatory

FS INVESTMENT CORPORATION III
By: GSO / Blackstone Debt Funds Management LLC, as Sub-Adviser

By:	/s/ Sean Cort
Name:	Sean Cort
Title:	Authorized Signatory

[Signature Page to Exchange Agreement]

FUTURE FUND BOARD OF GUARDIANS
By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

KAISER FOUNDATION HOSPITALS
By: Bain Capital Credit, LP, as Investment Adviser and Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

KAISER PERMANENTE GROUP TRUST
By: Bain Capital Credit, LP, as Investment Adviser and Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

[Signature Page to Exchange Agreement]

BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

CHI OPERATING INVESTMENT PROGRAM L.P.
By: Bain Capital Credit, LP, as Investment Adviser and Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL SENIOR LOAN FUND PUBLIC LIMITED COMPANY
By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL SENIOR LOAN FUND, L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

[Signature Page to Exchange Agreement]

SUNSUPER POOLED SUPERANNUATION TRUST
By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

FIRSTENERGY SYSTEM MASTER RETIREMENT TRUST
By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

CATHOLIC HEALTH INITIATIVES MASTER TRUST
By: Bain Capital Credit, LP, as Investment Adviser and Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

AON HEWITT GROUP TRUST – HIGH YIELD PLUS BOND FUND
By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

[Signature Page to Exchange Agreement]

LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION
By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

SEARS HOLDINGS PENSION TRUST
By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (D), L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

[Signature Page to Exchange Agreement]

BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

SAN FRANCISCO CITY AND COUNTY EMPLOYEES’ RETIREMENT SYSTEM
By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

AMERICAN CENTURY CAPITAL PORTFOLIOS, INC. – AC ALTERNATIVES INCOME FUND
By: Bain Capital Credit, LP, as Subadvisor

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

BLUE CROSS OF CALIFORNIA
By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

[Signature Page to Exchange Agreement]

BAIN CAPITAL CREDIT (AUSTRALIA) PTY LTD IN ITS CAPACITY AS TRUSTEE OF QCT
By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

[Signature Page to Exchange Agreement]

Sponsor Bridge Loan Lenders:

REV DIRECT (CAYMAN), L.P.

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

REV TE/ECI (CAYMAN), L.P.

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

[Signature Page to Exchange Agreement]

THETA I, LLC

By:	Apollo Investment Fund VII, L.P.
its sole member

By:	Apollo Advisors VII, L.P.,
its general partner

By:	Apollo Capital Management VII, LLC,
its general partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

THETA II, LLC

By:	Apollo Overseas Partners (Delaware 892) VII, L.P.
its sole member

By:	Apollo Advisors VII, L.P.,
its general partner

By:	Apollo Capital Management VII, LLC,
its general partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

THETA III, LLC

By:	Apollo Overseas Partners (Delaware) VII, L.P.
its sole member

By:	Apollo Advisors VII, L.P.,
its general partner

By:	Apollo Capital Management VII, LLC,
its general partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

[Signature Page to Exchange Agreement]

THETA IV, LLC

By:	Apollo Overseas Partners VII, L.P.
its sole member

By:	Apollo Advisors VII, L.P.,
its managing partner

By:	Apollo Capital Management VII, LLC,
its general partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

THETA NR, LLC

By:	Apollo Natural Resources Partners, L.P.
its sole member

By:	Apollo ANRP Advisors, L.P.,
its general partner

By:	Apollo ANRP Capital Management, LLC,
its general partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

THETA V, LLC

By:	Apollo Investment Fund (PB) VII, L.P.
its sole member

By:	Apollo Advisors VII, L.P.,
its general partner

By:	Apollo Capital Management VII, LLC,
its general partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

[Signature Page to Exchange Agreement]

Stone Noteholders:

FRANKLIN ADVISERS, INC., as investment manager on behalf of certain funds and accounts that are holders of Stone Notes, as set forth on Schedule D attached hereto.

By:	/s/ Edward Perks
Name:	Edward Perks
Title:	Executive Vice President

MACKAY SHIELDS LLC, as investment manager on behalf of certain of its clients that are holders of Stone Notes, which clients hold on the date hereof an aggregate principal amount of Stone Notes set forth on Schedule D attached hereto.

By:	/s/ Andrew Susser
Name:	Andrew Susser
Title:	Executive Managing Director

[Signature Page to Exchange Agreement]

TALOS PRODUCTION LLC

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President & CEO

TALOS PRODUCTION FINANCE INC.

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President & CEO

[Signature Page to Exchange Agreement]

SAILFISH ENERGY HOLDINGS CORPORATION

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

STONE ENERGY CORPORATION

By:	/s/ Neal P. Goldman
Name:	Neal P. Goldman
Title:	Chairman of the Board

[Signature Page to Exchange Agreement]

Schedule A

Institutional Bridge Loan Lenders	Principal Amount of Bridge Loans
Blackstone/GSO Strategic Credit Fund	$2,000,000
Bryn Mawr Funding LLC	$32,450,000
Foxfields Funding LLC	$10,800,000
FS Investment Corporation II	$4,500,000
FS Investment Corporation III	$4,500,000
Future Fund Board of Guardians	$9,020,000
Bain Capital High Income Partnership, L.P.	$19,848,000
Bain Capital Credit Managed Account (TCCC), L.P.	$2,350,000
Kaiser Foundation Hospitals	$1,100,000
Kaiser Permanente Group Trust	$1,050,000
Bain Capital Credit Managed Account (PSERS), L.P.	$2,879,000
CHI Operating Investment Program L.P.	$1,050,000
Bain Capital Senior Loan Fund Public Limited Company	$1,125,000
Bain Capital Credit Rio Grande FMC, L.P.	$525,000
Bain Capital Senior Loan Fund, L.P.	$2,250,000
Sunsuper Pooled Superannuation Trust	$650,000
FirstEnergy System Master Retirement Trust	$1,075,000
Catholic Health Initiatives Master Trust	$550,000
Aon Hewitt Group Trust – High Yield Plus Bond Fund	$550,000
Los Angeles County Employees Retirement Association	$1,324,000
Sears Holdings Pension Trust	$3,550,000
Bain Capital Senior Loan Fund (SRI), L.P.	$325,000
Bain Capital Distressed and Special Situations 2013 (D), L.P.	$4,462,000
Bain Capital Distressed and Special Situations 2013 (AIV II Master), L.P.	$10,395,000
Bain Capital Credit Managed Account (E), L.P.	$11,425,000
San Francisco City and County Employees’ Retirement System	$25,000
American Century Capital Portfolios, Inc. – AC Alternatives Income Fund	$500,000
Blue Cross of California	$800,000
Bain Capital Credit (Australia) Pty Ltd in its capacity as trustee of QCT	$1,050,000

Schedule B

Sponsor Bridge Loan Lender	Principal Amount of Bridge Loans
REV DIRECT (CAYMAN), L.P	$11,155,000
REV TE/ECI (CAYMAN), L.P	$6,298,000
Theta I, LLC	$7,669,000
Theta II, LLC	$2,917,000
Theta III, LLC	$1,165,000
Theta IV, LLC	$2,913,000
Theta V, LLC	$298,000
Theta NR, LLC	$7,480,000

Schedule C

Sponsor Noteholders	Principal Amount of Sponsor Notes
REV DIRECT (CAYMAN), L.P	$28,520,000
REV TE/ECI (CAYMAN), L.P	$16,103,000
Theta I, LLC	$19,607,000
Theta II, LLC	$7,459,000
Theta III, LLC	$2,978,000
Theta IV, LLC	$7,448,000
Theta V, LLC	$761,000
Theta NR, LLC	$19,124,000

Schedule D

Stone Noteholder	Principal Amount of Stone Notes
MacKay Shields clients	$49,472,557
FCF-Franklin Income Fund	$72,845,556
FTVIPT-Franklin Income VIP Fund	$6,452,837
FTIF-Franklin Income Fund	$3,454,104
JNL/Franklin Templeton Income Fund	$2,518,350
FT Opportunistic Distressed Fund, Ltd.	$605,745

Schedule E

1.	Talos Production Finance Inc.

2.	Talos Energy Operating Company LLC

3.	Talos Energy Operating GP LLC

4.	Talos Energy International LLC

5.	Talos Energy Offshore LLC

6.	Talos Gulf Coast LLC

7.	Talos Gulf Coast Offshore LLC

8.	Talos Gulf Coast Onshore LLC

9.	Energy Resource Technology GOM, LLC

10.	CKB Petroleum, LLC

11.	Talos Mex Holding Coöperatief U.A.

12.	Talos Mex B.V.

13.	Rio Norte Offshore Company, S. DE R.L. DE C.V

14.	TALOS ENERGY MÉXICO 2, S. DE R.L. DE C.V.

15.	TALOS ENERGY MÉXICO 7, S. DE R.L. DE C.V.

16.	Phoenix-Durango Offshore Company, S. DE R.L. DE C.V.

17.	TALOS ENERGY OFFSHORE MÉXICO 2, S. DE R.L. DE C.V.

18.	TALOS ENERGY OFFSHORE MÉXICO 7, S. DE R.L. DE C.V.

19.	Talos Management Intermediary LLC

20.	Talos Management Holdings LLC

EXHIBIT A – Form of Indenture

(Attached.)

TALOS PRODUCTION LLC

and

TALOS PRODUCTION FINANCE INC.

as Issuers

and the Subsidiary Guarantors party hereto from time to time

11.00% Second-Priority Senior Secured Notes due 2022

INDENTURE

Dated as of [●]

and

[●]

as Trustee and Collateral Agent

(cont’d)

(cont’d)

(cont’d)

Appendix A	–	Provisions Relating to Initial Notes and Additional Notes

EXHIBIT INDEX

Exhibit A	–	Form of Initial Note
Exhibit B	–	Form of Transferee Letter of Representation
Exhibit C	–	Form of Supplemental Indenture

CROSS-REFERENCE TABLE

TIA Section		Indenture Section
310	(a)(1)	7.10
	(a)(2)	7.10
	(a)(3)	7.10
	(a)(4)	7.10
	(b)	7.08; 7.10
	(c)	N.A.
311	(a)	7.11
	(b)	7.11
	(c)	N.A.
312	(a)	2.06
	(b)	13.03
	(c)	13.03
313	(a)	7.06
	(b)(1)	7.06
	(b)(2)	7.06
	(c)	7.06
	(d)	7.06
314	(a)	4.02; 4.09
	(b)	4.09
	(c)(1)	13.04
	(c)(2)	13.04
	(c)(3)	N.A.
	(d)	11.08
	(e)	13.05
	(f)	4.10
315	(a)	7.01
	(b)	7.05
	(c)	7.01
	(d)	7.01
	(e)	6.11
316	(a) (last sentence)	13.06
	(a)(1)(A)	6.05
	(a)(1)(B)	6.04
	(a)(2)	N.A.
	(b)	6.07
317	(a)(1)	6.08
	(a)(2)	6.09
	(b)	2.05
318	(a)	13.01

N.A. Means Not Applicable.

Note: This Cross-Reference Table shall not, for any purposes, be deemed to be part of this Indenture.

INDENTURE, dated as of [●], among TALOS PRODUCTION LLC, a Delaware limited liability company (together with its successors and assigns, “Holdings”), TALOS PRODUCTION FINANCE INC., a Delaware corporation (together with its successors and assigns, the “Co-Issuer” and, together with Holdings, the “Issuers”), the Subsidiary Guarantors party hereto from time to time (as defined below) and [●], as trustee (the “Trustee”) and as collateral agent.

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the holders of (i) $[●] aggregate principal amount of the Issuers’ 11.00% Second-Priority Senior Secured Notes due 2022 issued on the date hereof (the “Initial Notes”), (ii) Exchange Notes issued in exchange for the Initial Notes and (iii) Additional Notes issued from time to time (together with the Initial Notes and the Exchange Notes, the “Notes”):

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01 Definitions.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness will be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of such assets.

“Additional Assets” means:

(1) any properties or assets used or useful in the Oil and Gas Business;

(2) capital expenditures by Holdings or a Restricted Subsidiary in the Oil and Gas Business;

(3) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdings or another Restricted Subsidiary; or

(4) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (3) and (4), such Restricted Subsidiary is primarily engaged in the Oil and Gas Business.

“Additional Notes” means the Notes issued under the terms of this Indenture subsequent to the Issue Date.

“Additional Refinancing Amount” means, in connection with the Incurrence of any Indebtedness, Disqualified Stock or Preferred Stock Incurred to refund, refinance or defease any existing Indebtedness, Disqualified Stock or Preferred Stock, the aggregate principal amount of additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay interest, premiums or defeasance costs, in each case in an amount equal to the amount required by the instruments governing such existing Indebtedness (whether such existing Indebtedness is redeemed pursuant to a tender offer, optional redemption or otherwise), and fees and expenses Incurred in connection therewith.

“Adjusted Consolidated Net Tangible Assets” means (without duplication), as of the date of determination, the remainder of:

(a) the sum of:

(i) estimated discounted future net revenues from proved oil and gas reserves of Holdings and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any provincial, territorial, state, federal or foreign income taxes, as estimated by Holdings in a reserve report prepared as of the end of Holdings’ most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from (A) estimated proved oil and gas reserves acquired since such year end, which reserves were not reflected in such year end reserve report, and (B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves (including the impact to discounted future net revenues related to development costs previously estimated in the last year end reserve report, but only to the extent such costs were actually incurred since the date of the last year end reserve report) since such year end due to exploration, development, exploitation or other activities, increased by the accretion of discount from the date of the last year end reserve report to the date of determination and decreased by, as of the date of determination, the estimated discounted future net revenues from (C) estimated proved oil and gas reserves included in the last year end reserve report that shall have been produced or disposed of since such year end, and (D) estimated oil and gas reserves included therein that are subsequently removed from the proved oil and gas reserves of Holdings and its Restricted Subsidiaries as so calculated due to downward revisions of estimates of proved oil and gas reserves since such year end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, provided, that (x) in the case of such year end reserve report and any adjustments since such year end pursuant to clauses (A), (B) and (D), the estimated discounted future net revenues from proved oil and gas reserves shall be determined in their entirety using oil, gas and other hydrocarbon prices and costs that are either (1) calculated in accordance with SEC guidelines and, with respect to such adjustments under clauses (A), (B) or (D), calculated with such prices and costs as if the end of the most recent fiscal quarter preceding the date of determination for which such information is available to Holdings were year end or (2) if Holdings so elects at any time, calculated in accordance with the foregoing clause (1), except that when pricing of future net revenues of proved oil and gas reserves under SEC guidelines is not based on a contract price and is instead based upon benchmark, market or posted pricing, the pricing for each month of estimated future production from such proved oil and gas reserves not subject to contract pricing shall be based upon NYMEX (or successor) published forward prices for the most comparable hydrocarbon commodity applicable to such production month (adjusted for energy content, quality and basis differentials, with such basis differentials determined as provided in the definition of “Borrowing Base” and giving application to the last sentence of such definition hereto), as such forward prices are published as of the year end date of such reserve report or, with respect to post-year end adjustments under clauses (A), (B) or (D), the last day of the most recent fiscal quarter preceding the date of determination, (y) the pricing of estimated proved reserves that have been produced or disposed since year end as set forth in clause (D) shall be based upon the applicable pricing elected for the prior year end reserve report as provided in clause (x), and (z) in each of cases (A), (B), (C) and (D) as estimated by Holdings’ petroleum engineers or any independent petroleum engineers engaged by Holdings for that purpose;

(ii) the capitalized costs that are attributable to Oil and Gas Properties of Holdings and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on Holdings’ books and records as of a date no earlier than the date of Holdings’ latest annual or quarterly consolidated financial statements;

(iii) the Net Working Capital on a date no earlier than the date of Holdings’ latest annual or quarterly consolidated financial statements;

(iv) assets related to commodity risk management activities less liabilities related to commodity risk management activities, in each case to the extent that such assets and liabilities arise in the ordinary course of the Oil and Gas Business; and

(v) the greater of (A) the net book value of other tangible assets (including, without limitation, investments in unconsolidated Restricted Subsidiaries and mineral rights held under lease or other contractual arrangement) of Holdings and its Restricted Subsidiaries, as of a date no earlier than the date of Holdings’ latest annual or quarterly consolidated financial statements, and (B) the appraised value, as estimated by independent appraisers within the immediately preceding 12 months, of other tangible assets (including, without limitation, investments in unconsolidated Restricted Subsidiaries and mineral rights held under lease or other contractual arrangement) of Holdings and its Restricted Subsidiaries, as of a date no earlier than the date of Holdings’ latest audited consolidated financial statements (it being understood that Holdings shall not be required to obtain any appraisal of any assets); minus

(b) the sum of:

(i) any amount included in clauses (a)(i) through (a)(v) above that is attributable to minority interests;

(ii) any net gas balancing liabilities of Holdings and its Restricted Subsidiaries reflected in Holdings’ latest audited consolidated financial statements;

(iii) to the extent included in clause (a)(i) above, the estimated discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices and costs as provided in clause (a)(i)), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of Holdings and its Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto); and

(iv) to the extent included in clause (a)(i) above, the estimated discounted future net revenues, calculated in accordance with SEC guidelines (utilizing prices and costs as provided in clause (a)(i)), attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the estimated discounted future net revenues specified in clause (a)(i) above, would be necessary to fully satisfy the payment obligations of Holdings and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

If Holdings changes its method of accounting from the full cost method of accounting to the successful efforts or a similar method, “Adjusted Consolidated Net Tangible Assets” will continue to be calculated as if Holdings were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Aggregate Special Cap” means an amount equivalent to 20% of EBITDA for the applicable four quarter period, prior to giving effect to the exclusions, add-backs and operating expense reductions and other operating improvements or synergies that are subject to the Aggregate Special Cap.

“All-in Yield” means the yield payable to all lenders providing the applicable Indebtedness in the primary syndication thereof, whether in the form of interest rate, premiums, margin, original issue discount, up-front fees, rate floors or otherwise; provided, that original issue discount and up-front fees shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the remaining life of such loans); and, provided, further, that “All-in Yield” shall not include arrangement, commitment, underwriting, structuring or similar fees paid to arrangers for such loans (not to exceed 2.00%) or customary consent fees for an amendment paid generally to consenting lenders, default rate of 2.00%, customary administrative agency and collateral agency fees, changes in the underlying LIBOR rate (or similar rate) or base rate not caused by any amendment, supplement, modification, or replacement to such Indebtedness, and customary letter of credit issuance fees.

“Applicable Premium” means the excess of (A) the present value of all remaining required interest payments through the first anniversary of the Issue Date (excluding accrued and unpaid interest), plus the present value of the redemption price of the Notes being redeemed set forth in Paragraph 5 of the Note, assuming a redemption date of the first anniversary of the Issue Date, in each case computed using a discount rate equal to the Treasury Rate plus 50 basis points over the then outstanding principal amount of the Notes being redeemed. For purposes of this definition, “Treasury Rate” means the rate per annum equal to the yield to maturity at the time of computation of the United States Treasury securities with a constant maturity as compiled and published in the most recent Federal Reserve Statistical Release H-15 (519) that has become publicly available at least two (2) Business Days prior to such time (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from such date of prepayment to the first anniversary of the Issue Date; provided, however, that if the period from such date of prepayment to the first anniversary of the Issue Date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given.

“Approved Petroleum Engineers” shall mean (a) Netherland, Sewell & Associates, Inc., (b) Ryder Scott Company, L.P., (c) W. D. Van Gonten & Co. Petroleum Engineering, (d) DeGolyer and MacNaughton, (e) Cawley, Gillespie & Associates, Inc., (f) Miller and Lents, Ltd. and (g) at the Issuers’ option, any other independent petroleum engineers selected by the Issuers and reasonably acceptable to the administrative agent under the Credit Agreement governing Indebtedness incurred under Section 4.03(b)(i).

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of Production Payments and Reserve Sales and Sale/ Leaseback Transactions) (other than an operating lease entered into in the ordinary course of the Oil and Gas Business) (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to Holdings or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of Holdings in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 4.04;

(d) any disposition of assets of Holdings or any Restricted Subsidiary or issuance or sale of Equity Interests of Holdings or any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by Holdings) of less than $15.0 million, provided that dispositions pursuant to this clause (d) shall not exceed $20.0 million in any 12 month consecutive period;

(e) any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to a Restricted Subsidiary;

(f) [reserved];

(g) foreclosure or any similar action with respect to any property or other asset of Holdings or any of the Restricted Subsidiaries;

(h) [reserved];

(i) the lease, assignment or sublease of, or any transfer related to a “reverse build to suit” or similar transaction in respect of, any real or personal property in the ordinary course of business;

(j) the disposition of (i) inventory and other goods held for sale, including Hydrocarbons and other mineral products in the ordinary course of business, (ii) obsolete, worn out, used or surplus equipment, vehicles and other assets (other than accounts receivable) in the ordinary course of business (including any asset (other than Oil and Gas Properties) that is no longer necessary, used or useful for the business of Holdings or its Restricted Subsidiaries or is replaced by equipment of at least comparable value and use), and (iii) dispositions to landlords of improvements made to leased real property pursuant to customary terms of leases entered into in the ordinary course of business;

(k) any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l) in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of Holdings and the Restricted Subsidiaries as a whole, as determined in good faith by Holdings;

(m) [reserved];

(n) any financing transaction with respect to property built or acquired by Holdings or any Restricted Subsidiary after the Issue Date, including any Sale/Leaseback Transaction or asset securitization permitted by this Indenture;

(o) dispositions in connection with Permitted Liens;

(p) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than Holdings or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(q) the sale of any property in a Sale/Leaseback Transaction within twelve months of the acquisition of such property;

(r) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(s) any surrender, expiration or waiver of contract rights or oil and gas leases or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(t) [reserved];

(u) any Production Payments and Reserve Sales; provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to an Issuer or a Restricted Subsidiary, shall have been created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, the property that is subject thereto;

(v) the abandonment, farm-out pursuant to a Farm-Out Agreement, lease or sublease of developed or underdeveloped Oil and Gas Properties owned or held by an Issuer or any Restricted Subsidiary in the ordinary course of business and which are usual and customary in the Oil and Gas Business generally or in the geographic region in which such activities occur; and

(w) a disposition (whether or not in the ordinary course of business) of any Oil and Gas Property or interest therein to which no proved or probable reserves are attributable at the time of such disposition;

provided that, notwithstanding anything above to the contrary, no Production Payment and Reserve Sale shall be deemed to not constitute an Asset Sale pursuant to clauses (a) through (w) above, other than pursuant to clauses (d) and (u) above.

“Authorized Officer” means as to any Person, the Chairman of the Board of Directors, the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the Assistant or Vice Treasurer, the Vice President-Finance, the General Counsel, the Secretary, the Assistant Secretary and any manager, managing member or general partner, in each case, of such Person, and any other senior officer designated as such in writing to the Trustee by such Person. Any document delivered hereunder that is signed by an Authorized Officer shall be conclusively presumed to have been authorized by all necessary corporate, limited liability company, partnership and/or other action on the part of an Issuer or any Subsidiary Guarantor and such Authorized Officer shall be conclusively presumed to have acted on behalf of such Person.

“Bank Indebtedness” means any and all amounts payable under or in respect of (a) the Credit Agreement and the other Credit Agreement Documents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including any agreement extending the maturity thereof, refinancing or replacing all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Holdings whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof and (b) whether or not the Indebtedness referred to in clause (a) remains outstanding, if designated by Holdings to be included in this definition, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, reserve-based loans, or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof. In the case of Holdings, the Board of Directors of Holdings shall be deemed to include the Board of Directors of Holdings or any direct or indirect parent of Holdings, as appropriate.

“Borrowing Base” means, at any date of determination, an amount equal to the amount of (a) 65% of the net present value discounted at 9% of proved developed producing (PDP) reserves, plus (b) 35% of the net present value discounted at 9% of proved developed non-producing (PDNP) reserves, plus (c) 25% of the net present value discounted at 9% of proven undeveloped (PUD) reserves, plus or minus (d) 65% of the net present value discounted at 9% of the future receipts expected to be paid to or by Holdings and its Restricted Subsidiaries under commodity hedging agreements (other than basis differential commodity hedging agreements), netted against the price described below, plus or minus (e) 65% of the net present value discounted at 9% of the future receipts expected to be paid to or by Holdings and its Restricted Subsidiaries under basis differential commodity hedging agreements, in each case for Holdings and its Restricted Subsidiaries, and (i) for purposes of clauses (a) through (d) above, as estimated by Holdings in a reserve report prepared by Holdings’ petroleum engineers applying the relevant NYMEX (or successor) published forward prices for the most comparable hydrocarbon commodity adjusted for relevant energy content, quality and basis differentials (before any state or federal or other income tax) and (ii) for purposes of clauses (d) and (e) above, as estimated by Holdings applying, if available, the relevant NYMEX (or successor) published forward basis differential or, if such NYMEX (or successor) forward basis differential is unavailable, in good faith based on historical basis differential (before any state or federal or other income tax). For any months beyond the term included in published NYMEX (or successor) forward pricing, the price used will be equal to the last published contract escalated at 1.5% per annum.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Calculation Date” shall have the meaning set forth in the definition of “Fixed Charge Coverage Ratio.”

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that any obligations of Holdings or its Restricted Subsidiaries, or of a special purpose or other entity not consolidated with Holdings and its Restricted Subsidiaries, either existing on the Issue Date or created prior to any recharacterization described below (or any refinancings thereof) (i) that were not included on the consolidated balance sheet of Holdings as capital lease obligations and (ii) that are subsequently recharacterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with Holdings and its Restricted Subsidiaries, due to a change in accounting treatment or otherwise, shall for all purposes not be treated as Capitalized Lease Obligations or Indebtedness.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such Restricted Subsidiaries.

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or such local currencies held by an entity from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of Holdings) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Significant Issue Date Equityholders or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Change of Control” means the occurrence of either of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of Holdings and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2) Holdings becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of Holdings.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Investors” shall mean the Significant Issue Date Equityholders, excluding in each case any of their respective operating portfolio companies.

“Collateral” means all property subject or purported to be subject, from time to time, to a Lien under any Security Documents.

“Collateral Agent” means [●], acting in its capacity as “Collateral Agent” under this Indenture and under the Security Documents and any successor thereto in such capacity.

“Collateral Agreement” means the Collateral Agreement (Second Lien) among the Issuers, each Subsidiary Guarantor and the Collateral Agent, entered into on the Issue Date, as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms and in accordance with this Indenture.

“Collateral Coverage Minimum” means that the Mortgaged Properties shall represent at least 90% of the PV-10 of the Issuers’ and the Subsidiary Guarantors’ total Proved Reserves and at least 90% of the PV-10 of the Issuers’ and the Subsidiary Guarantors’ total Proved Developed Producing Reserves, in each case, included in the most recent Reserve Report prepared as of each June 30th and December 31st of each fiscal year.

“Consolidated Depreciation, Depletion and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation, depletion and amortization expense, including accretion on asset retirement obligations in accordance with ASC 410 Asset Retirement and Environmental Obligations, the amortization of intangible assets, deferred financing fees and Capitalized Software Expenditures and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees, any interest attributable to Dollar-Denominated Production Payments, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees and non-cash interest expense attributable to movement in mark to market valuation of Hedging Obligations or other derivatives (in each case permitted hereunder) under GAAP); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3) [reserved]; minus

(4) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by Holdings to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness as of the last day of the then applicable Test Period to (b) EBITDA for such Test Period. In the event that Holdings or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Leverage Ratio is made (the “Leverage Ratio Calculation Date”), then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided that Holdings may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that Holdings or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Leverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Holdings. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of Holdings as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event on or prior to the date that is 12 months after such applicable event; provided that the aggregate amount of operating expense reductions and other operating improvements or synergies added to EBITDA pursuant to this paragraph or the third paragraph of the definition of Fixed Charge Coverage Ratio, plus the aggregate amount of cash items excluded and resulting in an increase to Consolidated Net Income pursuant to clause (1) in the definition of Consolidated Net Income, plus the aggregate amount of cash items added back to EBITDA pursuant to clause (6) in the definition of EBITDA, shall not exceed, in any applicable four quarter period, the Aggregate Special Cap.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Leverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Holdings to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Holdings may designate.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication:

(1) any (a) net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto) or expenses or charges, (b) any severance expenses, acquisition integration costs, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful) and (c) hurricane costs and charges, shall be excluded; provided that the aggregate amount of cash items excluded and resulting in an increase to Consolidated Net Income pursuant to this clause (1), plus the aggregate amount of cash items added back to EBITDA pursuant to clause (6) in the definition of EBITDA, plus the aggregate amount of operating expense reductions and other operating improvements or synergies added to EBITDA pursuant to the third paragraph of the definition of Fixed Charge Coverage Ratio or the third paragraph of the definition of Consolidated Leverage Ratio, shall not exceed, in any applicable four quarter period, the Aggregate Special Cap;

(2) effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries) in amounts required or permitted by GAAP, resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss (less all fees and expenses or charges relating thereto) from disposed, abandoned, transferred, closed or discontinued operations or fixed assets and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations or fixed assets or attributable to business dispositions or other asset dispositions other than in the ordinary course of business (as determined in good faith by management of Holdings) shall be excluded;

(5) [reserved];

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of “Cumulative Credit,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with clause (xii) of Section 4.04(b) shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any impairment charges or asset write-offs, in each case pursuant to GAAP, the amortization of intangibles arising pursuant to GAAP, and any impairment charges, asset write-offs or write-down, including ceiling test write-downs, on Oil and Gas Properties under GAAP or SEC guidelines shall be excluded;

(11) any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(12) [reserved];

(13) [reserved];

(14) [reserved];

(15) [reserved];

(16) any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded; and

(17) (a) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 180 days and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded and (b) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption shall be included (with a deduction for amounts actually received up to such estimated amount to the extent included in Net Income in a future period less a deduction for any amounts so added back to the extent not so received within 365 days).

Notwithstanding the foregoing, for the purpose of Section 4.04 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries or Restricted Subsidiaries to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.04 pursuant to clauses (4) and (5) of the definition of “Cumulative Credit.”

“Consolidated Non-Cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation, Depletion and Amortization Expense) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including, without limitation, state, franchise, property and similar taxes, foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate principal amount of all outstanding Indebtedness of Holdings and the Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Capitalized Lease Obligations, bankers’ acceptances and Indebtedness for borrowed money, plus (2) the aggregate amount of all outstanding Disqualified Stock of Holdings and the Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contractual Requirement” means any term, covenant, condition or provision of any indenture, loan agreement, lease agreement, mortgage, deed of trust, agreement or other instrument to which Holdings or any of the Restricted Subsidiaries is a party or by which it or any of its property or assets is bound.

“Corporate Trust Office” means the designated office of the Trustee in the United States of America at which at any time its corporate trust business shall be administered, or such other address as the Trustee may designate from time to time by notice to the holders and the Issuers, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the holders and the Issuers).

“Credit Agreement” means (i) the Credit Agreement entered into on [•] among [•], as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), repaid, refunded, refinanced or otherwise modified from time to time, including any agreement extending the maturity thereof, refinancing or replacing all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof; provided, that in no event shall any lenders under the Credit Agreement include (i) any affiliates of each of Apollo Global Management, LLC or Riverstone Holdings LLC or (ii) any funds managed, advised or sub-advised by the persons described in the foregoing clause (i).

“Credit Agreement Documents” means the collective reference to the Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Cumulative Credit” means the sum of (without duplication):

(1) 50% of the Consolidated Net Income of Holdings for the period from the Issue Date to the end of Holdings’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (taken as one accounting period, the “Reference Period”) (or, in case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by Holdings) of property other than cash, received by Holdings after the Issue Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to Section 4.03(b)(xiii)) from the issue or sale of Equity Interests of Holdings or any direct or indirect parent entity of Holdings (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to Holdings or a Restricted Subsidiary), plus

(3) 100% of the aggregate amount of contributions to the capital of Holdings received in cash and the Fair Market Value (as determined in good faith by Holdings) of property other than cash after the Issue Date (other than Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to Section 4.03(b)(xiii)), plus

(4) 100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of Holdings or any Restricted Subsidiary issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in Holdings (other than Disqualified Stock) or any direct or indirect parent of Holdings (provided in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5) 100% of the aggregate amount received by Holdings or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by Holdings) of property other than cash received by Holdings or any Restricted Subsidiary from:

(A) the sale or other disposition (other than to Holdings or a Restricted Subsidiary) of Restricted Investments made by Holdings and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from Holdings and its Restricted Subsidiaries by any Person (other than Holdings or any of its Restricted Subsidiaries) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments,

(B) the sale (other than to Holdings or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C) a distribution or dividend from an Unrestricted Subsidiary, plus

(6) in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Holdings or a Restricted Subsidiary, the Fair Market Value (as determined in good faith by Holdings) of the Investment of Holdings or its Restricted Subsidiaries in such Unrestricted Subsidiary (which, if the Fair Market Value of such investment shall exceed $25.0 million, shall be determined by the Board of Directors of Holdings) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary constituted a Permitted Investment).

“Customary Intercreditor Agreement” means (a) in connection with the incurrence of Pari Passu Indebtedness that is to be secured by Liens on the Collateral securing such Pari Passu Indebtedness that shall rank equal in priority to the Liens on the Collateral securing the Notes Obligations, the Senior Lien Intercreditor Agreement (and a joinder to such Senior Lien Intercreditor Agreement shall be executed with respect to such Pari Passu Indebtedness) and (b) to the extent executed in connection with the incurrence of Indebtedness secured by junior Liens, an intercreditor agreement substantially in the form of the Senior Lien Intercreditor Agreement where the Notes Obligations shall be the senior obligations thereunder (with such modifications as may be necessary or appropriate in light of prevailing market conditions and are not materially adverse to the holders of Notes, taken as a whole).

“Debt Exchange Agreement” means that certain exchange agreement, dated as of [•], 2017, among the Issuers, Stone Energy Corporation, the lenders listed on the signature pages thereto, the noteholders listed on the signature pages thereto, providing for the exchange of the Notes for the Issuers’ 11.00% Second Lien Bridge Loans and for the Stone Notes.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by Holdings) of non-cash consideration received by Holdings or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of Holdings or any direct or indirect parent of Holdings (other than Disqualified Stock), that is issued for cash (other than to Holdings or any of its Subsidiaries or an employee stock ownership plan or trust established by Holdings or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3) is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the maturity date applicable to any Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Holdings or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by such Person in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Fixed Charges; plus

(3) Consolidated Depreciation, Depletion and Amortization Expense; plus

(4) Consolidated Non-Cash Charges; plus

(5) hurricane costs and charges (for the avoidance of doubt, without duplication of amounts excluded and resulting in an increase to Consolidated Net Income pursuant to clause (1) in the definition of Consolidated Net Income); plus

(6) business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility closures, facility consolidations, retention, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); provided that the aggregate amount of cash items added back to EBITDA pursuant to this clause (6), plus the aggregate amount of cash items excluded and resulting in an increase to Consolidated Net Income pursuant to clause (1) in the definition of Consolidated Net Income, plus the aggregate amount of operating expense reductions and other operating improvements or synergies added to EBITDA pursuant to the third paragraph of the definition of Fixed Charge Coverage Ratio or the third paragraph of the definition of Consolidated Leverage Ratio, shall not exceed, in any applicable four quarter period, the Aggregate Special Cap; plus

(7) [reserved]; plus

(8) any costs or expense Incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of Holdings or a Subsidiary Guarantor or net cash proceeds of an issuance of Equity Interests of Holdings (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(9) the amount of any management, monitoring, consulting, transaction and advisory fees and related expenses paid to the Significant Issue Date Equityholders (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by Section 4.07, including, if applicable the amount of termination fees paid pursuant to clause (xx) thereof, in an aggregate amount not to exceed $500,000 in any calendar year pursuant to this clause (9); plus

(10) [reserved]; plus

(11) [reserved]; plus

(12) exploration expenses or costs (to the extent Holdings adopts the “successful efforts” method); and

less, without duplication, to the extent the same increased Consolidated Net Income,

(13) the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments; and

(14) non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common Capital Stock or Preferred Stock of Holdings or any direct or indirect parent of Holdings, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to Holdings’ or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8; and

(2) issuances to any Subsidiary of Holdings.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means the Notes of the Issuers issued pursuant to this Indenture in exchange for, and in an aggregate principal amount equal to or not in excess of, the Initial Notes or any Additional Notes, if applicable, in compliance with the terms of the Registration Rights Agreement.

“Exchange Offer Registration Statement” means the registration statement filed with the SEC in connection with the Registered Exchange Offer.

“Excluded Property” has the meaning set forth in the Collateral Agreement.

“Excluded Subsidiary” means (a) any Unrestricted Subsidiary, (b) any Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non-Wholly Owned Subsidiary), (c) any Foreign Subsidiary, (d) any FSHCO, (e) any Domestic Subsidiary that is a direct or indirect Subsidiary of a Foreign Subsidiary and (f) any Subsidiary (other than a Significant Subsidiary) that (i) did not, as of the last day of the fiscal quarter of Holdings most recently ended, have assets with a value in excess of 5.0% of the Total Assets or revenues representing in excess of 5.0% of total revenues of Holdings and the Restricted Subsidiaries on a consolidated basis as of such date and (ii) taken together with all other such Subsidiaries as of the last day of the fiscal quarter of Holdings most recently ended, did not have assets with a value in excess of 10.0% of the Total Assets or revenues representing in excess of 10.0% of total revenues of Holdings and the Restricted Subsidiaries on a consolidated basis as of such date.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Farm-In Agreement” means an agreement whereby a Person agrees to pay all or a share of the drilling, completion or other expenses of one or more exploratory or development wells (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interests therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well or wells as all or a part of the consideration provided in exchange for an ownership interest in an Oil and Gas Property.

“Farm-Out Agreement” means a Farm-In Agreement, viewed from the standpoint of the party that transfers an ownership interest to another.

“First-Priority After-Acquired Property” means any property of Holdings or any Subsidiary Guarantor that secures any Secured Bank Indebtedness that is not already subject to the Lien under the Security Documents.

“First-Priority Lien Obligations” means (i) all Secured Bank Indebtedness that is secured by the Collateral on a senior basis to the Liens securing the Notes Obligations and (ii) all other obligations of Holdings or any of its Restricted Subsidiaries in respect of Hedging Obligations or obligations in respect of cash management services in each case owing to a Person that is a holder of Secured Bank Indebtedness or an Affiliate of such holder at the time of entry into such Hedging Obligations or obligations in respect of cash management services.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Holdings or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided that Holdings may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that Holdings or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Holdings. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of Holdings as set forth in an Officers’ Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event on or prior to the date that is 12 months after such applicable event; provided that the aggregate amount of operating expense reductions and other operating improvements or synergies added to EBITDA pursuant to this paragraph or the third paragraph of the definition of Consolidated Leverage Ratio, plus the aggregate amount of cash items excluded and resulting in an increase to Consolidated Net Income pursuant to clause (1) in the definition of Consolidated Net Income, plus the aggregate amount of cash items added back to EBITDA pursuant to clause (6) in the definition of EBITDA, shall not exceed, in any applicable four quarter period, the Aggregate Special Cap.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Holdings to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Holdings may designate.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of: (1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs) of such Person for such period, and (2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state thereof or the District of Columbia.

“FSHCO” shall mean any Domestic Subsidiary that owns (directly or through its Subsidiaries) no material assets other than the Equity Interests of one or more Foreign Subsidiaries that are CFCs.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of this Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements (including commodity swaps, commodity options, forward commodity contracts, basis differential swaps, spot contracts, fixed-price physical delivery contracts or other similar agreements or arrangements in respect of Hydrocarbons), currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

Notwithstanding the foregoing, agreements or obligations to physically sell any commodity at any index-based price shall not be considered Hedging Obligations.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Holdings” means Talos Production LLC, together with its successors or assigns.

“Hydrocarbons” means oil, natural gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that constitutes (i) a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (iii) liabilities accrued in the ordinary course of business), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by Holdings) of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) [reserved]; (5) [reserved]; (6) Production Payments and Reserve Sales; (7) any obligation of a Person in respect of a Farm-In Agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property; (8) any obligations under Hedging Obligations; provided that such agreements are entered into for bona fide hedging purposes of Holdings or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of Holdings, whether or not accounted for as a hedge in accordance with GAAP) and, in the case of any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement, such agreements are related to business transactions of Holdings or its Restricted Subsidiaries entered into in the ordinary course of business and, in the case of any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement, such agreements substantially correspond in terms of notional amount, duration and interest rates, as applicable, to Indebtedness of Holdings or its Restricted Subsidiaries Incurred without violation of this Indenture; (9) obligations in respect of surety and bonding requirements of Holdings and its Restricted Subsidiaries; and (10) in-kind obligations relating to net oil, natural gas liquids or natural gas balancing positions arising in the ordinary course of business.

Notwithstanding anything in this Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Indenture.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of Holdings, qualified to perform the task for which it has been engaged.

“Interest Payment Date” has the meaning set forth in Exhibit A hereto.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, but excluding any debt securities or loans or advances between and among Holdings and its Subsidiaries,

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.04:

(1) “Investments” shall include the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by Holdings) of the net assets of a Subsidiary of Holdings at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdings shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) Holdings’ “Investment” in such Subsidiary at the time of such redesignation less

(b) the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by Holdings) of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by Holdings) at the time of such transfer, in each case as determined in good faith by the Board of Directors of Holdings.

“Issue Date” means [●].

“Junior Lien Obligations” means the Obligations with respect to other Indebtedness permitted to be Incurred under this Indenture, which is by its terms intended to be secured by the Collateral on a basis junior to the Notes; provided such Lien is permitted to be Incurred under this Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, managers, executive officers and other management personnel of Holdings or any direct or indirect parent of Holdings, as the case may be, on the Issue Date together with (1) any new directors or managers whose election by such boards of directors or managers or whose nomination for election by the shareholders of Holdings or any direct or indirect parent of Holdings, as applicable, was approved by a vote of a majority of the directors or managers of Holdings or any direct or indirect parent of Holdings, as applicable, then still in office who were either directors or managers on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of Holdings or any direct or indirect parent of Holdings, as applicable, hired at a time when the directors or managers on the Issue Date together with the directors or managers so approved constituted a majority of the directors or managers of Holdings or any direct or indirect parent of Holdings, as applicable.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Mortgaged Properties” means each parcel of real estate and improvements thereto with respect to which a Mortgage is required to be granted on the Issue Date pursuant to the Debt Exchange Agreement or thereafter pursuant to Section 4.16.

“Mortgages” means, collectively, the mortgages, trust deeds, deeds of trust, deeds to secure debt, assignment of as-extracted collateral, fixture filing and other security documents delivered with respect to Mortgaged Properties substantially in the form of Exhibit D hereto (with such changes thereto as may be necessary to account for local law matters).

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by Holdings or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (including Tax Distributions and after taking into account any available tax credits or deductions and any tax sharing arrangements related solely to such disposition), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Section 4.06(b)(i)) to be paid as a result of such transaction, amounts paid in connection with the termination of Hedging Obligations related to Indebtedness repaid with such proceeds or hedging oil, natural gas and natural gas liquid production in notional volumes corresponding to the Oil and Gas Properties subject to such Asset Sale, and any deduction of appropriate amounts to be provided by Holdings as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Holdings after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Working Capital” means (a) all current assets of Holdings and its Restricted Subsidiaries, except current assets from commodity price risk management activities arising in the ordinary course of the Oil and Gas Business less (b) all current liabilities of Holdings and its Restricted Subsidiaries, except current liabilities (i) associated with asset retirement obligations relating to Oil and Gas Properties, (ii) included in Indebtedness and (iii) any current liabilities from commodity price risk management activities arising in the ordinary course of the Oil and Gas Business, in each case as set forth in the consolidated financial statements of Holdings prepared in accordance with GAAP.

“Notes Documents” means this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Senior Lien Intercreditor Agreement.

“Notes Early Maturity Test Date” means the date that is 91 days prior to April 3, 2022 (or, if such date is not a Business Day, the Business Day immediately preceding such date).

“Notes Maturity Date” means April 3, 2022; provided that if, on the Notes Early Maturity Test Date, the aggregate principal amount of Stone Notes outstanding exceeds $25.0 million, the Notes Maturity Date shall be the Notes Early Maturity Test Date.

“Notes Obligations” means Obligations in respect of the Notes, this Indenture, the Subsidiary Guarantees and the Security Documents, including, for the avoidance of doubt, Obligations in respect of Exchange Notes and guarantees thereof.

“NYMEX” means the New York Mercantile Exchange.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided, that Obligations with respect to the Notes shall not include fees or indemnifications in favor of third parties other than the Trustee and the holders of the Notes.

“Officers’ Certificate” means a certificate signed on behalf of Holdings by two Authorized Officers of Holdings, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Holdings, which meets the requirements set forth in this Indenture.

“Oil and Gas Business” means:

(1) the business of acquiring, exploring, exploiting, developing, producing, operating and disposing of interests in oil, natural gas, natural gas liquids, liquefied natural gas and other Hydrocarbons and mineral properties or products produced in association with any of the foregoing;

(2) the business of gathering, marketing, distributing, treating, processing, storing, refining, selling and transporting of any production from such interests or properties and products produced in association therewith and the marketing of oil, natural gas, other Hydrocarbons and minerals obtained from unrelated Persons;

(3) any other related energy business, including power generation and electrical transmission business, directly or indirectly, from oil, natural gas and other Hydrocarbons and minerals produced substantially from properties in which Holdings or its Restricted Subsidiaries, directly or indirectly, participate;

(4) any business relating to oil field sales and service; and

(5) any business or activity relating to, arising from, or necessary, appropriate, incidental or ancillary to the activities described in the foregoing clauses (1) through (4) of this definition.

“Oil and Gas Properties” means all properties, including equity or other ownership interests therein, owned by a Person which contain or are believed to contain oil and gas reserves or other reserves of Hydrocarbons.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to Holdings.

“Other Second-Lien Obligations” means other Indebtedness of Holdings and its Restricted Subsidiaries that is equally and ratably secured with the Notes as permitted by this Indenture and is designated by Holdings as an Other Second-Lien Obligation.

“Pari Passu Indebtedness” means: (a) with respect to an Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and (b) with respect to any Subsidiary Guarantor, its Subsidiary Guarantee and any Indebtedness which ranks pari passu in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee.

“Permitted Business Investment” means any Investment and/or expenditure made in the ordinary course of business and which are of a nature that is or shall have become customary in the Oil and Gas Business generally or in the geographic region in which such activities occur, including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing, distributing, storing, or transporting oil, natural gas or other Hydrocarbons and minerals (including with respect to plugging and abandonment) through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including:

(1) Investments in ownership interests (including equity or other ownership interests) in oil, natural gas, other Hydrocarbons and minerals properties, liquefied natural gas facilities, processing facilities, gathering systems, pipelines, storage facilities or related systems or ancillary real property interests;

(2) Investments in the form of or pursuant to operating agreements, working interests, royalty interests, mineral leases, processing agreements, Farm-In Agreements, Farm-Out Agreements, contracts for the sale, transportation or exchange of oil, natural gas, other Hydrocarbons and minerals, production sharing agreements, participation agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements, stockholder agreements and other similar agreements (including for limited liability companies) with third parties; and

(3) Investments in direct or indirect ownership interests in drilling rigs and related equipment, including, without limitation, transportation equipment.

“Permitted Holders” means, at any time, each of (i) the Co-Investors, (ii) the Management Group, (iii) any direct or indirect parent entity of Holdings as of the Issue Date, (iv) any Person that has no material assets other than the Capital Stock of Holdings and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of Holdings, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders specified in clauses (i) and (ii) above, holds more than 50% of the total voting power of the Voting Stock thereof and (v) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i) and (ii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of Holdings (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i) and (ii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in Holdings or any Restricted Subsidiary; provided however, that the primary business of such Restricted Subsidiary is the Oil and Gas Business;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by Holdings or any Restricted Subsidiary in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, Holdings or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 4.06 or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under this Indenture;

(6) advances to employees, taken together with all other advances made pursuant to this clause (6), not to exceed $2.0 million at any one time outstanding;

(7) any Investment acquired by Holdings or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by Holdings or such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by Holdings or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (x) of Section 4.03(b);

(9) [reserved];

(10) additional Investments by Holdings or any Restricted Subsidiary having an aggregate Fair Market Value (as determined in good faith by Holdings), taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed $37.5 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not Holdings or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes Holdings or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be Holdings or a Restricted Subsidiary;

(11) loans and advances to officers, directors, managers or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of Holdings or any direct or indirect parent of Holdings;

(12) Investments the payment for which consists of Equity Interests of Holdings (other than Disqualified Stock) or any direct or indirect parent of Holdings, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with Section 4.07(b) (except transactions described in clauses (ii), (iv), (vi), (ix)(B) and (xvi) of such Section);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) (x) guarantees issued in accordance with Section 4.03 and Section 4.11 including, without limitation, any guarantee or other obligation issued or Incurred under the Credit Agreement in connection with any letter of credit issued for the account of Holdings or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit) and (y) guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Oil and Gas Business, including obligations under Hydrocarbon exploration, development, joint operating and related agreements and licenses, concessions or operating leases related to the Oil and Gas Business;

(16) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17) [reserved];

(18) [reserved];

(19) [reserved];

(20) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with Holdings or a Restricted Subsidiary in a transaction that is not prohibited by Section 5.01(a) after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21) any Investment in any Subsidiary of Holdings or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; and

(22) Permitted Business Investments.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure plugging and abandonment obligations or public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or that are being contested in good faith by appropriate proceedings;

(4) Liens (A) in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business and (B) securing other obligations in respect of surety and bonding requirements in connection with the Transactions;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) (A) Liens on assets of a Restricted Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of such Restricted Subsidiary permitted to be Incurred pursuant to Section 4.03;

(B) Liens securing Indebtedness Incurred under the Credit Agreement, including any letter of credit facility relating thereto, that was permitted to be Incurred pursuant to clause (i) of Section 4.03(b);

(C) Liens securing Indebtedness permitted to be Incurred pursuant to clause (xvi) of Section 4.03(b); provided that in the case of clause (xvi), such Lien extends only to the assets acquired and, after giving effect to such acquisition, on a pro forma basis, the Fixed Charge Coverage Ratio of Holdings for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.25 to 1.00;

(D) Liens securing the Notes Obligations issued on the Issue Date; and

(E) Liens securing Other Second-Lien Obligations permitted to be Incurred pursuant to clause (iv) of Section 4.03(b);

(7) Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreement and Liens securing the Notes Obligations)1;

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by Holdings or any Restricted Subsidiary;

(9) Liens on assets or property at the time Holdings or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into

[1]	Note to Draft: Stone Notes that remain outstanding following the Issue Date may remain secured under this basket (if the collateral is not stripped).

Holdings or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by Holdings or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(10) Liens securing Indebtedness or other obligations of Holdings or a Restricted Subsidiary owing to Holdings or another Restricted Subsidiary permitted to be Incurred in accordance with Section 4.03;

(11) Liens securing Hedging Obligations not Incurred in violation of this Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of Holdings or any of the Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Holdings and the Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of Holdings or any Subsidiary Guarantor;

(16) [reserved];

(17) deposits made in the ordinary course of business to secure liability to insurance carriers;

(18) Liens on the Equity Interests of Unrestricted Subsidiaries;

(19) grants of software and other technology licenses in the ordinary course of business;

(20) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10), (11) and (15); provided, however, that (w) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), (x) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under this Indenture, and (B) an amount necessary to pay any interest, premiums or defeasance costs required by the instruments governing such existing Indebtedness (whether such existing Indebtedness is redeemed pursuant to a tender offer, optional redemption or otherwise) and fees and expenses Incurred in connection therewith, (y) if the Indebtedness being refinanced, refunded, extended, renewed or replaced is secured by a Lien that is junior to the Liens securing the Notes, such new Lien shall be junior to the Liens securing the Notes and (z) if the Indebtedness being refinanced, refunded, extended, renewed or replaced is secured by a lien that is pari passu to the Liens securing the Notes, such new Lien shall be either pari passu or junior to the Liens securing the Notes;

(21) Liens on equipment of Holdings or any Restricted Subsidiary granted in the ordinary course of business to Holdings’ or such Restricted Subsidiary’s client at which such equipment is located;

(22) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24) Liens (A) Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business and (B) on cash and Cash Equivalents and letters of credit securing any surety and bonding requirements;

(25) other Liens securing obligations the outstanding principal amount of which does not, taken together with the principal amount of all other obligations secured by Liens Incurred under this clause (25) that are at that time outstanding, exceed $50.0 million; provided that First-Priority Lien Obligations and Other Second-Lien Obligations secured under this clause (25) shall be subject to the Senior Lien Intercreditor Agreement and any Junior Lien Obligations secured under this clause (25) shall be subject to a Customary Intercreditor Agreement; provided, further, that unsecured Indebtedness and Junior Lien Obligations shall not be exchanged for Other Second-Lien Obligations or Indebtedness that is secured on a senior basis to the Notes pursuant to this clause (25);

(26) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27) any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of Holdings or any Restricted Subsidiary, under any indenture or other debt agreement issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture or other debt agreement pursuant to customary discharge, redemption or defeasance provisions;

(28) Liens arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(29) Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with any appeal or other proceedings for review;

(30) Liens (i) in favor of credit card companies pursuant to agreements therewith and (ii) in favor of customers;

(31) Liens in respect of Production Payments and Reserve Sales;

(32) Liens arising under Farm-Out Agreements, Farm-In Agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of Hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, joint venture agreements, partnership agreements, operating agreements, royalties, royalty trusts, master limited partnerships, working interests, net profits interests, joint interest billing arrangements, participation agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order, trust, partnership or contract; provided further such Liens shall not secure Indebtedness for borrowed money;

(33) Liens on pipelines or pipeline facilities that arise by operation of law;

(34) any (a) interest or title of a lessor or sublessor under any lease, liens reserved in oil, gas or other Hydrocarbons, minerals, leases for bonus, royalty or rental payments and for compliance with the terms of such leases; (b) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to (including, without limitation, ground leases or other prior leases of the demised premises, mortgages, mechanics’ liens, tax liens and easements); or (c) subordination of the interest of the lessee or sublessee under such lease to any restrictions or encumbrance referred to in the preceding clause (b); and

(35) Liens securing Junior Lien Obligations, provided that the Notes are secured on a senior priority basis to the obligations so secured until such time as such obligations are no longer secured by a Lien;

provided further that Junior Lien Obligations secured under this clause (35) shall be subject to a Customary Intercreditor Agreement.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Petroleum Industry Standards” shall mean the Definitions for Oil and Gas Reserves promulgated by the Society of Petroleum Engineers (or any generally recognized successor) as in effect at the time in question.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Prior Notes Exchange” means the exchange on April 3, 2017 of the Issuers’ 9.75% Senior Notes due 2018 for the Issuers’ 11.00% Second Lien Bridge Loans.

“Production Payments and Reserve Sales” means the grant or transfer by Holdings or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar-denominated), partnership or other interest in Oil and Gas Properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers.

“Proved Developed Reserves” shall mean oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both “Proved Reserves” and one of the following: (a) “Developed Producing Reserves” or (b) “Developed Non-Producing Reserves.”

“Proved Reserves” shall mean oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both “Proved Reserves” and one of the following: (a) “Developed Producing Reserves”, (b) “Developed Non-Producing Reserves” or (c) “Undeveloped Reserves”.

“Public Parent Company” means any direct or indirect parent company of Holdings that has any class of its Capital Stock listed for trading on a United States national securities exchange.

“PV-10” shall mean, with respect to any Proved Reserves expected to be produced from any Oil and Gas Properties, the net present value, discounted at 10% per annum, of the future net revenues expected to accrue to the Issuers’ and the Subsidiary Guarantors’ collective interests in such reserves during the remaining expected economic lives of such reserves, calculated in accordance with the most recent Bank Price Deck (as defined in the Credit Agreement) provided to Holdings by the administrative agent under the Credit Agreement governing Indebtedness incurred under Section 4.03(b)(i) pursuant to [Section 2.14(i)] of such Credit Agreement (or any analogous provision).

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of Holdings’ control, a “nationally recognized statistical rating organization” within the meaning of Rule 17g-1 under the Exchange Act selected by Holdings or any direct or indirect parent of Holdings as a replacement agency for Moody’s or S&P, as the case may be.

“RBL Agent” means the agent for secured parties holding First-Priority Lien Obligations, as appointed pursuant to the Senior Lien Intercreditor Agreement. The RBL Agent is initially the administrative agent under the Credit Agreement.

“Record Date” has the meaning specified in Exhibit A hereto.

“Registration Rights Agreement” means, with respect to the Initial Notes issued on the Issue Date, the Registration Rights Agreement dated the Issue Date, among the Issuers, the Subsidiary Guarantors party thereto and certain holders of the Notes.

“Reserve Report” shall mean a reserve engineers’ report, internally prepared by Holdings and audited by an Approved Petroleum Engineer, with respect to the Oil and Gas Properties of the Issuers and the Subsidiary Guarantors, or any other reserve report in form and substance reasonably equivalent (as determined in good faith by Holdings), setting forth, as of each June 30th or December 31st the Proved Reserves and the Proved Developed Reserves attributable to the Oil and Gas Properties of the Issuers and the Subsidiary Guarantors, together with a projection of the rate of production and future net revenues, operating expenses (including production taxes and ad valorem expenses) and capital expenditures with respect thereto as of such date, based upon the most recent Bank Price Deck (as defined in the Credit Agreement) provided to Holdings by the administrative agent under the Credit Agreement pursuant to [Section 2.14(i)] thereof (or any analogous provision).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” shall have the meaning set forth in Section 4.04(a).

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Indenture, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of Holdings.

“S&P” means S&P Global Ratings or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by Holdings or a Restricted Subsidiary whereby Holdings or such Restricted Subsidiary transfers such property to a Person and Holdings or such Restricted Subsidiary leases it from such Person, other than leases between Holdings and a Restricted Subsidiary or between Restricted Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Second Priority Lien Obligations” means (a) the Notes Obligations and (b) all Other Second-Lien Obligations.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien Incurred or deemed Incurred pursuant to clause (6)(B) or clause (25) of the definition of Permitted Liens.

“Secured Indebtedness” means any Consolidated Total Indebtedness secured by a Lien.

“Secured Parties” means, collectively, the Trustee, the Collateral Agent and the holders of the Notes.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, collateral assignments, mortgages and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral for the benefit of the Collateral Agent and the holders of the Notes as contemplated by this Indenture.

“Senior Lien Intercreditor Agreement” means (i) the intercreditor agreement among the RBL Agent, the Collateral Agent, and the other parties from time to time party thereto, entered into on the Issue Date, as it may be amended, restated, supplemented or otherwise modified from time to time or (ii) any replacement thereof that contains terms not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Holdings within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means a business, the majority of whose revenues are derived from the activities of Holdings and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Significant Issue Date Equityholders” means (i) each of Apollo Global Management, LLC, Riverstone Holdings LLC, Franklin Advisers, Inc., MacKay Shields LLC and any of their respective Affiliates other than any portfolio companies (collectively, the “Equity Investor”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with the Equity Investor; provided that the Equity Investor (x) owns a majority of the voting power and (y) controls a majority of the Board of Directors of Holdings.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Stone Notes” means the 7.500% Senior Secured Notes due 2022 issued by Stone Energy Corporation pursuant to that certain indenture, dated as of February 28, 2017, by and among Stone Energy Corporation, as issuer thereunder, Stone Energy Offshore, L.L.C., as subsidiary guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Subordinated Indebtedness” means (a) with respect to an Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor which is by its terms subordinated in right of payment to its Subsidiary Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means any guarantee of the obligations of the Issuers under this Indenture and the Notes by any Subsidiary Guarantor in accordance with the provisions of this Indenture.

“Subsidiary Guarantor” means any Subsidiary that Incurs a Subsidiary Guarantee; provided that upon the release or discharge of such Person from its Subsidiary Guarantee in accordance with this Indenture, such Subsidiary ceases to be a Subsidiary Guarantor.

“Talos 2018 Notes” means the notes issued pursuant to that certain Indenture, dated as of February 6, 2013, by and among the Issuers, the subsidiary guarantors party thereto from time to time and Wilmington Trust, National Association, as trustee, as amended, restated, amended and restated, supplemented or otherwise modified from time to time for the Issuers’ 9.75% Senior Notes due 2018 outstanding from and after the Issue Date.

“Tax Distributions” means any distributions described in Section 4.04(b)(xii).

“Test Period” means on any date of determination, four consecutive fiscal quarters of Holdings then last ended (taken as one accounting period) for which financial statements have been delivered pursuant to Section 4.02(a); provided that prior to the first date financial statements have been delivered pursuant to Section 4.02(a), the Test Period in effect shall be the four fiscal quarter period ended [●].

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of this Indenture.

“Total Assets” means the total consolidated assets of Holdings and the Restricted Subsidiaries, as shown on the most recent balance sheet of Holdings, without giving effect to any amortization of the amount of intangible assets since September 30, 2012, calculated on a pro forma basis after giving effect to any subsequent acquisition or disposition of a Person or business.

“Transaction Expenses” means any fees or expenses incurred or paid by Holdings or any of its Subsidiaries in connection with the Transactions, this Indenture and the other Notes Documents and the transactions contemplated hereby and thereby.

“Transactions” means, collectively, (i) the Prior Notes Exchange, (ii) the combination of Talos Energy LLC and its subsidiaries with Stone Energy Corporation pursuant to the Transaction Agreement, dated as of [●], 2017 and (iii) the execution and delivery of this Indenture, the payment of Transaction Expenses and the other transactions contemplated by the Transaction Agreement, the Debt Exchange Agreement, this Indenture and the Notes Documents.

“Trust Officer” means:

(1) any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, trust officer, assistant trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who will shall have direct responsibility for the administration of this Indenture, and

(2) who shall have direct responsibility for the administration of this Indenture.

“Trustee” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.

“Uniform Commercial Code” or “UCC” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Holdings that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Holdings in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary;

Holdings may designate any Subsidiary of Holdings (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, Holdings or any other Subsidiary of Holdings that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that

(i) the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of Holdings or any of the Restricted Subsidiaries (other than pursuant to customary Liens or related arrangements under any oil and gas royalty trust or master limited partnership); and

(ii) (a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 4.04.

Holdings may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) Holdings could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test under Section 4.03(a), or (2) the Fixed Charge Coverage Ratio of Holdings and its Restricted Subsidiaries would be no less than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by Holdings shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of Holdings giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertaking and obligations in connection therewith.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

SECTION 1.02 Other Definitions.

Term	Section
$1.03(j)
Additional Interest	Appendix A
Affiliate Transaction	4.07(a)
Agent Members	Appendix A
Asset Sale Offer	4.06(b)(iii)
Bankruptcy Law	6.01
Change of Control Offer	4.08(b)
Co-Issuer	Preamble
covenant defeasance option	8.01(b)
Covenant Suspension Event	4.15
Custodian	6.01
Definitive Note	Appendix A
Depository	Appendix A
Event of Default	6.01
Excess Proceeds	4.06(b)(iii)
Global Notes	Appendix A
Global Notes Legend	Appendix A
Holdings	Preamble
IAI	Appendix A
incorporated provision	13.01
Increased Amount	4.12(d)
Initial Notes	Preamble
Initial Purchasers	Appendix A
Issuers	Preamble
legal defeasance option	8.01(b)
Notes	Preamble
Notes Custodian	Appendix A
Notice of Default	6.01
Offer Period	4.06(f)
Paying Agent	2.04(a)
protected purchaser	2.08
QIB	Appendix A

Term	Section
Refinancing Indebtedness	4.03(b)(xv)
Refunding Capital Stock	4.04(b)(ii)
Registrar	2.04(a)
Regulation S	Appendix A
Regulation S Global Notes	Appendix A
Regulation S Notes	Appendix A
Reporting Entity	4.02(b)
Restricted Notes Legend	Appendix A
Restricted Payments	4.04(a)
Restricted Period	Appendix A
Retired Capital Stock	4.04(b)(ii)
Reversion Date	4.15
Rule 144A	Appendix A
Rule 144A Global Notes	Appendix A
Rule 144A Notes	Appendix A
Rule 501	Appendix A
Subsidiary Guaranteed Obligations	12.01(a)
Successor Holdco	5.01(a)(i)
Successor Subsidiary Guarantor	5.01(b)(i)
Suspended Covenants	4.15
Transfer Restricted Definitive Notes	Appendix A
Transfer Restricted Global Notes	Appendix A
Transfer Restricted Notes	Appendix A
U.S. dollars	1.03(j)
Unrestricted Definitive Notes	Appendix A
Unrestricted Global Notes	Appendix A

SECTION 1.03 Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c) “or” is not exclusive;

(d) “including” means including without limitation;

(e) words in the singular include the plural and words in the plural include the singular;

(f) unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Indebtedness merely by virtue of its nature as unsecured Indebtedness and Secured Indebtedness shall not be deemed subordinate or junior to other Secured Indebtedness merely because it has a junior priority with respect to the same collateral;

(g) the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP;

(h) the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(i) unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP;

(j) “$” and “U.S. dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts; and

(k) whenever in this Indenture or the Notes there is mentioned, in any context, principal, interest or any other amount payable under or with respect to any Notes, such mention shall be deemed to include mention of the payment of Additional Interest, to the extent that, in such context, Additional Interest is, was or would be payable in respect thereof.

SECTION 1.04 Incorporation by Reference of TIA. Whenever this Indenture refers to a provision of the Trust Indenture Act, the provision is incorporated by reference in and made a part of this Indenture.

The following Trust Indenture Act terms used in this Indenture have the following meanings:

“indenture securities” means the Notes;

“indenture security holder” means a holder of a Note;

“indenture to be qualified” means this Indenture;

“indenture trustee” or “institutional trustee” means the Trustee; and

“obligor” on the Notes and the Guarantees means the Issuers and the Guarantors, respectively, and any successor obligor upon the Notes and the Guarantees, respectively.

All other terms used in this Indenture that are defined by the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by SEC rule under the Trust Indenture Act have the meanings so assigned to them.

ARTICLE II

THE NOTES

SECTION 2.01 Amount of Notes. The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture on the Issue Date is $[●]2.

The Issuers may from time to time after the Issue Date issue Additional Notes under this Indenture in an unlimited principal amount, so long as (i) the Incurrence of the Indebtedness represented by such Additional Notes is at such time permitted by Section 4.03 and the Liens with respect thereto are permitted by Section 4.12 and (ii) such Additional Notes are issued in compliance with the other applicable provisions of this Indenture. With respect to any Additional Notes issued after the Issue Date (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 2.07, 2.08, 2.09, 3.08, 4.06(g), 4.08(c) or Appendix A), there shall be (a) established in or pursuant to a resolution of the Board of

[2]

Note to Draft: The amount of Notes on the Issue Date will equal (1) full amount of Talos second lien bridge loans, (2) amount of Stone Notes exchanging into Notes and (3) any Talos 2018 Notes exchanging into Notes.

Directors of each Issuer and (b) (i) set forth or determined in the manner provided in an Officers’ Certificate or (ii) established in one or more indentures supplemental hereto, prior to the issuance of such Additional Notes:

(1) the aggregate principal amount of such Additional Notes which may be authenticated and delivered under this Indenture;

(2) the issue price and issuance date of such Additional Notes, including the date from which interest on such Additional Notes shall accrue;

(3) if applicable, that such Additional Notes shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective depositaries for such Global Notes, the form of any legend or legends which shall be borne by such Global Notes in addition to or in lieu of those set forth in Exhibit A hereto and any circumstances in addition to or in lieu of those set forth in Section 2.2 of Appendix A in which any such Global Note may be exchanged in whole or in part for Additional Notes registered, or any transfer of such Global Note in whole or in part may be registered, in the name or names of Persons other than the depositary for such Global Note or a nominee thereof; and

(4) if applicable, that such Additional Notes that are not Transfer Restricted Notes shall not be issued in the form of Initial Notes as set forth in Exhibit A hereto.

If any of the terms of any Additional Notes are established by action taken pursuant to a resolution of the Board of Directors of each Issuer, a copy of an appropriate record of such action shall be certified by the Secretary or any Assistant Secretary of each Issuer and delivered to the Trustee at or prior to the delivery of the Officers’ Certificate or an indenture supplemental hereto setting forth the terms of the Additional Notes.

The Initial Notes and any Additional Notes may, at the Issuers’ option, be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the Additional Notes are not fungible with the Initial Notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number, if applicable.

SECTION 2.02 Form and Dating. Provisions relating to the Initial Notes and the Exchange Notes are set forth in Appendix A, which is hereby incorporated in and expressly made a part of this Indenture. The (i) Initial Notes and the Trustee’s certificate of authentication, (ii) any Additional Notes and the Trustee’s certificate of authentication and (iii) the Exchange Notes and the Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Issuers or any Subsidiary Guarantor is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Issuer). Each Note shall be dated the date of its authentication. The Notes shall be issuable only in registered form without interest coupons and in denominations of $2,000 and any integral multiples of $1,000 in excess thereof, provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by the Depository in denominations of less than $2,000.

SECTION 2.03 Execution and Authentication. The Trustee shall authenticate and make available for delivery upon a written order of the Issuers signed by one Officer of each Issuer (a) Initial Notes for original issue on the date hereof in an aggregate principal amount of $[●], (b) subject to the terms of this Indenture, Additional Notes in an aggregate principal amount to be determined at the time of issuance and specified therein and (c) the Exchange Notes for issue in a Registered Exchange Offer pursuant to the Registration Rights Agreement for a like principal amount of Initial Notes exchanged pursuant thereto or otherwise pursuant to an effective registration statement under the Securities Act. Such order shall specify the amount of separate Note certificates to be authenticated, the principal amount of each of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, whether the Notes are to be Initial Notes, Additional Notes or Exchange Notes, the registered holder of each of the Notes and delivery instructions. For the avoidance of doubt, the Issuers will not be required to deliver an Opinion of Counsel with respect to the authentication of the Initial

Notes. Notwithstanding anything to the contrary in this Indenture or Appendix A, any issuance of Additional Notes after the Issue Date shall be in a principal amount of at least $2,000 and integral multiples of $1,000 in excess thereof.

One Officer shall sign the Notes for each of the Issuers by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint one or more authenticating agents reasonably acceptable to Holdings to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to Holdings. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

SECTION 2.04 Registrar and Paying Agent.

(a) The Issuers shall maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and (ii) an office or agency where Notes may be presented for payment (the “Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuers may have one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrars. The term “Paying Agent” includes the Paying Agent and any additional paying agents. The Issuers initially appoint the Trustee as Registrar, Paying Agent and the Notes Custodian with respect to the Global Notes.

(b) The Issuers may enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture, which shall incorporate the terms of the TIA. The agreement shall implement the provisions of this Indenture that relate to such agent. Holdings shall notify the Trustee in writing of the name and address of any such agent. If the Issuers fail to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. Holdings or any of its domestically organized Subsidiaries may act as Paying Agent or Registrar.

(c) The Issuers may remove any Registrar or Paying Agent upon five Business Days’ prior written notice to such Registrar or Paying Agent and to the Trustee; provided, however, that no such removal shall become effective until (i) if applicable, acceptance of an appointment by a successor Registrar or Paying Agent, as the case may be, as evidenced by an appropriate agreement entered into by the Issuers and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee or (ii) notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (i) above. The Registrar or Paying Agent may resign at any time upon written notice to the Issuers and the Trustee; provided, however, that the Trustee may resign as Paying Agent or Registrar only if the Trustee also resigns as Trustee in accordance with Section  7.08.

SECTION 2.05 Paying Agent to Hold Money in Trust. Prior to or on each due date of the principal of and interest on any Note, the Issuers shall deposit with each Paying Agent (or if Holdings or a Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum sufficient to pay such principal and interest when so becoming due. The Issuers shall require each Paying Agent (other than the Trustee) to agree in writing that a Paying Agent shall hold in trust for the benefit of holders or the Trustee all money held by a Paying Agent for the payment of principal of and interest on the Notes, and shall notify the Trustee in writing of any default by the Issuers in making any such payment. If Holdings or a Subsidiary of Holdings acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it in trust for the benefit of the Persons entitled thereto. The Issuers at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this Section 2.05, a Paying Agent shall have no further liability for the money delivered to the Trustee.

SECTION 2.06 Holder Lists. The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders. If the Trustee is not the Registrar, Holdings shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least five Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders.

SECTION 2.07 Transfer and Exchange. The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with Appendix A. When a Note is presented to the Registrar with a request to register a transfer, the Registrar shall register the transfer as requested if its requirements therefor are met. When Notes are presented to the Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate Notes at the Registrar’s request. The Issuers may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section. The Issuers shall not be required to make, and the Registrar need not register, transfers or exchanges of Notes selected for redemption (except, in the case of Notes to be redeemed in part, the portion thereof not to be redeemed) or of any Notes for a period of 15 days before a selection of Notes to be redeemed.

Prior to the due presentation for registration of transfer of any Note, the Issuers, the Subsidiary Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuers, the Subsidiary Guarantors, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by (a) the holder of such Global Note (or its agent) or (b) any holder of a beneficial interest in such Global Note, and that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry.

All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

None of the Trustee, Registrar or Paying Agent shall have any responsibility for any actions taken or not taken by the Depository.

SECTION 2.08 Replacement Notes. If a mutilated Note is surrendered to the Registrar or if the holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuers shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met, such that the holder (a) satisfies any requirement of the Issuers and the Trustee within a reasonable time after such holder has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (b) makes such request to the Issuers and the Trustee prior to the Note being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (c) satisfies any other reasonable requirements of the Issuers and the Trustee. If required by the Trustee or the Issuers, such holder shall furnish an indemnity bond sufficient in the judgment of the Trustee, with respect to the Trustee, and the Issuers, with respect to the Issuers, to protect the Issuers, the Trustee, the Paying Agent and the Registrar, as applicable, from any loss or liability that any of them may suffer if a Note is replaced and subsequently presented or claimed for payment. The Issuers and the Trustee may charge the holder for their expenses in replacing a Note (including, without limitation, attorneys’ fees and disbursements in replacing such Note). In the event any such mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Issuers in their discretion may pay such Note instead of issuing a new Note in replacement thereof.

Every replacement Note is an additional obligation of the Issuers.

The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.

SECTION 2.09 Outstanding Notes. Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.09 as not outstanding. Subject to Section 13.06, a Note does not cease to be outstanding because one of the Issuers or an Affiliate of one of the Issuers holds the Note.

If a Note is replaced pursuant to Section 2.08 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Trustee and the Issuers receive proof satisfactory to them that the replaced Note is held by a protected purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

If a Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and no Paying Agent is prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.10 Cancellation. The Issuers at any time may deliver Notes to the Trustee for cancellation. The Registrar and each Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in accordance with its customary procedures. The Issuers may not issue new Notes to replace Notes they have redeemed, paid or delivered to the Trustee for cancellation. The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

SECTION 2.11 Defaulted Interest. If the Issuers default in a payment of interest on the Notes, the Issuers shall pay the defaulted interest then borne by the Notes (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Issuers may pay the defaulted interest to the Persons who are holders on a subsequent special record date. The Issuers shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly deliver or cause to be delivered to each affected holder (with a copy to the Trustee) a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.12 CUSIP Numbers, ISINs, Etc. The Issuers in issuing the Notes may use CUSIP numbers, ISINs and “Common Code” numbers (if then generally in use), and the Trustee shall use any such CUSIP numbers, ISINs and “Common Code” numbers in notices of redemption as a convenience to holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers, either as printed on the Notes or as contained in any notice of redemption, that reliance may be placed only on the other identification numbers printed on the Notes and that any such redemption shall not be affected by any defect in or omission of such numbers. The Issuers shall advise the Trustee in writing of any change in any such CUSIP numbers, ISINs and “Common Code” numbers.

SECTION 2.13 Calculation of Principal Amount of Notes. The aggregate principal amount of the Notes, at any date of determination, shall be the principal amount of the Notes at such date of determination. With respect to any matter requiring consent, waiver, approval or other action of the holders of a specified percentage of the principal amount of all the Notes, such percentage shall be calculated, on the relevant date of determination, by dividing (a) the principal amount, as of such date of determination, of Notes, the holders of which have so consented, by (b) the aggregate principal amount, as of such date of determination, of the Notes then outstanding, in each case, as determined in accordance with the preceding sentence, Section 2.09 and Section 13.06 of this Indenture. Any calculation of the Applicable Premium made pursuant to this Indenture or the Notes shall be made by Holdings and delivered to the Trustee pursuant to an Officers’ Certificate. The Trustee shall have no liability or responsibility for any calculation made hereunder or in connection herewith or for any information used in any such calculation.

ARTICLE III

REDEMPTION

SECTION 3.01 Redemption. The Notes may be redeemed, in whole or from time to time in part, subject to the conditions and at the redemption prices set forth in Paragraph 5 of the form of Note set forth in Exhibit A hereto, which is hereby incorporated by reference and made a part of this Indenture, together with accrued and unpaid interest and Additional Interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

SECTION 3.02 Applicability of Article. Redemption of Notes at the election of the Issuers or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article III.

SECTION 3.03 Notices to Trustee. If the Issuers elect to redeem Notes pursuant to the optional redemption provisions of Paragraph 5 of the Note, Holdings shall deliver to the Trustee in an Officers’ Certificate that states (i) the Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price. Holdings shall give notice to the Trustee provided for in this paragraph at least 30 days but not more than 60 days before a redemption date if the redemption is a redemption pursuant to Paragraph 5 of the Note. Holdings may also include a request in such Officers’ Certificate that the Trustee give the notice of redemption in the Issuers’ name and at their expense (and select the Notes to be redeemed in the case of a partial redemption) and setting forth the information to be stated in such notice as provided in Section 3.05. Any such notice may be canceled if written notice from the Issuer of such cancellation is actually received by the Trustee prior to notice of such redemption being mailed to any holder or otherwise delivered in accordance with the applicable procedures of the Depository and shall thereby be void and of no effect. The Issuers shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 3.04.

SECTION 3.04 Selection of Notes to Be Redeemed. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed (and the Issuers shall notify the Trustee in writing of any such listing), or if the Notes are not so listed, on a pro rata basis to the extent practicable or by lot or by such other method as the Trustee shall deem fair and appropriate (and, in each case, in such manner that complies with the requirements of the Depository, if applicable); provided that no Notes of $2,000 or less shall be redeemed in part. The Trustee shall make the selection from outstanding Notes not previously called for redemption. The Trustee may select for redemption portions of the principal of Notes that have denominations larger than $2,000. Notes and portions of them the Trustee selects shall be in amounts of $2,000 or integral multiples of $1,000 in excess thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. Upon selection, the Trustee shall notify the Issuers promptly of the Notes or portions of Notes to be redeemed.

SECTION 3.05 Notice of Optional Redemption.

(a) At least 30 but not more than 60 days before a redemption date pursuant to Paragraph 5 of the Note, the Issuers shall mail or cause to be mailed by first-class mail at its registered address, or otherwise deliver in accordance with the procedures of the Depository, a notice of redemption to each holder whose Notes are to be redeemed (with a copy to the Trustee), except that redemption notices may be mailed or otherwise delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article VIII.

Any such notice shall identify the Notes to be redeemed and shall state:

(i) the redemption date;

(ii) the redemption price and the amount of accrued interest (including Additional Interest, if any) to the redemption date;

(iii) the name and address of the Paying Agent;

(iv) that Notes called for redemption must be surrendered to the Trustee or Paying Agent to collect the redemption price, plus accrued and unpaid interest and Additional Interest, if any;

(v) if fewer than all the outstanding Notes are to be redeemed, the certificate numbers and principal amounts of the particular Notes to be redeemed, the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption;

(vi) that, unless the Issuers default in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(vii) the CUSIP number, ISIN and/or “Common Code” number, if any, printed on the Notes being redeemed;

(viii) that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN and/or “Common Code” number, if any, listed in such notice or printed on the Notes;

(ix) if the redemption is subject to the satisfaction of one or more conditions precedent, the notice thereof shall describe each such condition and, if applicable, shall state that, in the Issuers’ discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed; and

(x) at the Issuers’ option, that the payment of the redemption price and performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof. In addition, any redemption or notice thereof may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event.

(b) At Holdings’ request, the Trustee shall deliver the notice of redemption in the Issuers’ name and at the Issuers’ expense subject to the terms of Section 3.03 hereof. In such event, Holdings shall notify the Trustee of such request at least three (3) Business Days (or such shorter period as is acceptable to the Trustee) prior to the date such notice is to be provided to holders.

SECTION 3.06 Effect of Notice of Redemption. Once notice of redemption is mailed or otherwise delivered in accordance with Section 3.05, Notes called for redemption become due and payable on the redemption date and at the redemption price stated in the notice, except as provided in the final paragraph of Paragraph 5 of the Notes or Section 3.05(a). Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price stated in the notice, plus accrued and unpaid interest and Additional Interest, if any, to, but excluding, the redemption date; provided, however, that if the redemption date is after a regular Record Date and on or prior to the next Interest Payment Date, the accrued interest shall be payable to the holder of the redeemed Notes registered on the relevant Record Date. Failure to give notice or any defect in the notice to any holder shall not affect the validity of the notice to any other holder.

SECTION 3.07 Deposit of Redemption Price. With respect to any Notes, prior to 10:00 a.m., New York City time, on the redemption date, the Issuers shall deposit with the Paying Agent (or, if Holdings or a Subsidiary of Holdings is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued and unpaid interest and Additional Interest, if any, on all Notes or portions thereof to be redeemed on that date other than Notes or portions of Notes called for redemption that have been delivered by the Issuers to the Trustee for cancellation. On and after the redemption date, interest shall cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and Additional Interest, if any, on, the Notes or portions thereof to be redeemed, unless the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture.

SECTION 3.08 Notes Redeemed in Part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. Upon surrender and cancellation of a Note that is redeemed in part, the Issuers shall execute and the Trustee shall authenticate for the holder (at the Issuers’ expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered and cancelled.

ARTICLE IV

COVENANTS

SECTION 4.01 Payment of Notes. The Issuers shall promptly pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. An installment of principal of or interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds as of 11:00 a.m. New York City time money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture.

The Issuers shall pay interest on overdue principal at the rate specified therefor in the Notes, and it shall pay interest on overdue installments of interest at the same rate borne by the Notes to the extent lawful.

SECTION 4.02 Reports and Other Information.

(a) Notwithstanding that Holdings may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, Holdings will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC):

(i) within the time period specified in the SEC’s rules and regulations for non-accelerated filers, annual reports on Form 10-K (or any successor or comparable form) containing the information that would have been required to be contained therein (or required in such successor or comparable form) if Holdings were subject to Section 13 or 15(d) of the Exchange Act, except to the extent permitted to be excluded by the SEC;

(ii) within the time period specified in the SEC’s rules and regulations for non-accelerated filers, reports on Form 10-Q (or any successor or comparable form) containing the information that would have been required to be contained therein (or required in such successor or comparable form) if Holdings were subject to Section 13 or 15(d) of the Exchange Act, except to the extent permitted to be excluded by the SEC;

(iii) promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified in the SEC’s rules and regulations), such other reports on Form 8-K (or any successor or comparable form) that would have been required if Holdings were subject to Section 13 or 15(d) of the Exchange Act; and

(iv) subject to the foregoing, any other information, documents and other reports which Holdings would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that Holdings shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event Holdings will make available such information to prospective purchasers of Notes in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time Holdings would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. In addition to providing such information to the Trustee, Holdings shall make available to the holders, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts the information required to be provided pursuant to the foregoing clauses (i), (ii) and (iii), by posting such information to its website or on IntraLinks or any comparable online data system or website.

If Holdings has designated any of its Subsidiaries as an Unrestricted Subsidiary, then the annual and quarterly information required pursuant to clauses (i) and (ii) of this Section 4.02(a) shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

(b) Notwithstanding the foregoing, Holdings will not be required to furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, as applicable.

(c) In the event that:

(i) the rules and regulations of the SEC permit Holdings and any direct or indirect parent of Holdings to report at such parent entity’s level on a consolidated basis and such parent entity is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of Holdings, or

(ii) any direct or indirect parent of Holdings is or becomes a Guarantor of the Notes,

consolidated reporting at such parent entity’s level in a manner consistent with that described in this Section 4.02 for Holdings will satisfy this Section 4.02, and Holdings is permitted to satisfy its obligations in this Section 4.02 with respect to financial information relating Holdings by furnishing financial information relating to such direct or indirect parent; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than Holdings and its Subsidiaries, on the one hand, and the information relating to Holdings, the Subsidiary Guarantors and the other Subsidiaries of Holdings on a standalone basis, on the other hand. In addition, Holdings will make such information available to prospective investors upon request.

(d) Holdings will make such information available to prospective investors upon request. Holdings shall, for so long as any Notes remain outstanding during any period when neither it nor another Reporting Entity is subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(e) Notwithstanding the foregoing, Holdings will be deemed to have furnished the reports and information referred to in this Section 4.02 to the Trustee and the holders if Holdings has filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available. In addition, the requirements of this Section 4.02 shall be deemed satisfied (1) prior to the commencement of the exchange offer contemplated by the Registration Rights Agreement relating to the Notes or the effectiveness of the Shelf Registration Statement, by the filing with the SEC of the Exchange Offer Registration Statement or Shelf Registration Statement in accordance with the provisions of such Registration Rights Agreement, and any amendments thereto, if such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in Section 4.02(a) or (2) the posting of reports and information that would be required to be provided to the holders on Holdings’ website (or that of any of Holdings’ parent companies).

(f) Holdings will also hold quarterly conference calls, beginning with the first full fiscal quarter ending after the Issue Date, for all holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts to discuss such financial information no later than ten Business Days after the distribution of such information required by clauses (i) or (ii) of Section 4.02(a) and, prior to the date of each such conference call, will announce the time and date of such conference call and either include all information necessary to access the call or inform holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts how they can obtain such information, including, without limitation, the applicable password or login information (if applicable).

(g) Delivery of such reports, information and documents to the Trustee pursuant to this Section 4.02 is for informational purposes only, and the Trustee’s receipt thereof shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of their covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

SECTION 4.03 Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) Holdings shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and Holdings shall not permit any of its Restricted Subsidiaries (other than a Subsidiary Guarantor) to issue any shares of Preferred Stock; provided, however, that Holdings and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary of Holdings that is not a Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed

Charge Coverage Ratio of Holdings for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.25 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred (together with any other Indebtedness incurred pursuant to clause (b) below), or the Disqualified Stock or Preferred Stock had been issued (together with any other Disqualified Stock or Preferred Stock issued pursuant to clause (b) below), as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that any Restricted Subsidiary that is not a Subsidiary Guarantor may not Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock in excess of an amount together with any Refinancing Indebtedness thereof pursuant to clause (b)(xv) below, equal to, after giving pro forma effect to such incurrence or issuance (including pro forma effect to the application of the net proceeds therefrom), $25.0 million (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount).

(b) The limitations set forth in Section 4.03(a) shall not apply to:

(i) the Incurrence by Holdings or any Restricted Subsidiary of Indebtedness under the Credit Agreement (or any permitted refinancing) not to exceed the greater of (x) $600.0 million and (y) the borrowing base (as defined in and determined from time to time pursuant to the Credit Agreement (or any permitted refinancing thereof)); provided, however, that the maximum principal amount of the borrowing base under the Credit Agreement (or any permitted refinancing thereof) shall not exceed either (1) the maximum amount of the borrowing base under the Credit Agreement (or any permitted refinancing thereof) at the time of Incurrence equal to the aggregate lending value to be ascribed to Oil and Gas Properties of the Issuers and the Subsidiary Guarantors against which the lenders thereunder are prepared to provide loans and letters of credit based on customary practices and standards at the time for reserve based loans and which are generally applied at the time by commercial lenders to borrowers in the Oil and Gas Business or (2) the Borrowing Base at the time of Incurrence; provided, further, that the Credit Agreement (or any permitted refinancing thereof) has a lender group that includes one or more commercial financial institutions which engage in oil and gas reserved based lending in the ordinary course of their respective businesses (an “RBL Lending Financial Institution”); provided, further, that the All-In Yield of such Credit Agreement (or any permitted refinancing thereof) shall not exceed Adjusted LIBOR (as calculated under the Credit Agreement as of the Issue Date) plus 6.00%; provided, further that if the lender group does not include at least one RBL Lending Financial Institution, then the maximum principal amount available under this Section 4.03(b)(i) shall not exceed $600.0 million;

(ii) the Incurrence by the Issuers and the Subsidiary Guarantors of Indebtedness represented by the Notes (including any guarantee thereof (including the Subsidiary Guarantees)) (including Exchange Notes and related guarantees thereof) (not including any Additional Notes);

(iii) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (i), (ii) and (iv) of this Section 4.03(b));

(iv) Indebtedness in respect of the Stone Notes, together with any Indebtedness, Disqualified Stock or Preferred Stock Incurred to refund, refinance or defease the Stone Notes, in an aggregate principal amount not exceed $[●] million3 (plus, in the case of any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund, refinance or defease the Stone Notes, the Additional Refinancing Amount); provided, that any such Indebtedness, Disqualified Stock or Preferred Stock refunding, refinancing or defeasing the Stone Notes constitutes unsecured Indebtedness, Junior Lien Obligations or Other Second-Lien Obligations; provided, further, that to the extent any Indebtedness, Disqualified Stock or Preferred Stock refunding or refinancing the Stone Notes pursuant to this clause (iv) is secured, such Indebtedness, Disqualified Stock or Preferred Stock constituting Other Second-Lien Obligations shall be subject to the Senior Lien Intercreditor Agreement and any such Indebtedness, Disqualified Stock or Preferred Stock constituting Junior Lien

[3]	Note to Draft: To equal the amount of Stone Notes outstanding on the Issue Date.

Obligations shall be subject to a Customary Intercreditor Agreement; provided, further, that any such Indebtedness, Disqualified Stock or Preferred Stock refunding, refinancing or defeasing the Stone Notes shall (1) have a maturity date no earlier than the scheduled maturity of the Notes, (2) not have any scheduled amortization of principal prior to the scheduled maturity of the Notes (other than scheduled amortization of principal in an amount not to exceed 1.0% per annum), (3) not include covenants and events of default that are materially more restrictive than those contained in the Notes and (4) have an All-in-Yield no greater than the All-in-Yield of the Notes;

(v) Indebtedness Incurred by Holdings or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(vi) Indebtedness arising from agreements of Holdings or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with any acquisition or disposition of any business, assets or a Subsidiary in accordance with the terms of this Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii) Indebtedness of Holdings to a Restricted Subsidiary; provided that (except in respect of intercompany current liabilities Incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of Holdings and its Subsidiaries) any such Indebtedness owed to a Restricted Subsidiary that is not a Subsidiary Guarantor is subordinated in right of payment to the obligations of the Issuers under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Holdings or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (vii);

(viii) shares of Preferred Stock of a Restricted Subsidiary issued to Holdings or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Holdings or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (viii);

(ix) Indebtedness of a Restricted Subsidiary to Holdings or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not an Issuer or a Subsidiary Guarantor (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of Holdings and its Subsidiaries), such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Holdings or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (ix);

(x) Hedging Obligations that are not Incurred for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales (including, without limitation, any commodity Hedging Obligation that is intended in good faith, at inception of execution, to hedge or manage any of the risks related to existing and/or forecasted Hydrocarbon production (whether or not contracted)) and, in each case, extensions or replacements thereof;

(xi) obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by Holdings or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(xii) Indebtedness or Disqualified Stock of Holdings or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (xii), together with any Indebtedness, Disqualified Stock or Preferred Stock Incurred to refund, refinance or defease such Indebtedness, Disqualified Stock or Preferred Stock, does not exceed $50.0 million (plus, in the case of any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund, refinance or defease such Indebtedness, Disqualified Stock or Preferred Stock, the Additional Refinancing Amount) (it being understood that any Indebtedness Incurred pursuant to this clause (xii) shall cease to be deemed Incurred or outstanding for purposes of this clause (xii) but shall be deemed Incurred for purposes of Section 4.03(a) from and after the first date on which Holdings, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under Section 4.03(a) without reliance upon this clause (xii)); provided that to the extent Indebtedness Incurred pursuant to this clause (xii) is secured, such Indebtedness constituting First-Priority Lien Obligations and Other Second-Lien Obligations shall be subject to the Senior Lien Intercreditor Agreement and any Junior Lien Obligations shall be subject to a Customary Intercreditor Agreement; provided, further, that unsecured Indebtedness and Junior Lien Obligations shall not be exchanged for Other Second-Lien Obligations or Indebtedness that is secured on a senior basis to the Notes pursuant to this clause (xii);

(xiii) Indebtedness or Disqualified Stock of Holdings or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference at any time outstanding not greater than 100.0% of the net cash proceeds received by Holdings and its Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests of Holdings or any direct or indirect parent entity of Holdings (which proceeds are contributed to Holdings or its Restricted Subsidiary) or cash contributed to the capital of Holdings (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, Holdings or any of its Subsidiaries) to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to clause (b) of Section 4.04 or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(xiv) any guarantee by Holdings or any Restricted Subsidiary of Indebtedness or other obligations of Holdings or any Restricted Subsidiary so long as the Incurrence of such Indebtedness Incurred by Holdings or such Restricted Subsidiary is permitted under the terms of this Indenture; provided that (i) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Subsidiary Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Subsidiary Guarantee, as applicable and (ii) if such guarantee is of Indebtedness of Holdings, such guarantee is Incurred in accordance with, or not in contravention of, Section 4.11, solely to the extent such covenant is applicable;

(xv) the Incurrence by Holdings or any of the Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any

Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under Section 4.03(a) and clauses (ii), (iii), (iv), (xiii), (xv) and (xvi) of this Section 4.03(b) up to the outstanding principal amount (or, if applicable, the liquidation preference face amount, or the like) or, if greater, committed amount (only to the extent the committed amount could have been Incurred on the date of initial Incurrence) of such Indebtedness or Disqualified Stock or Preferred Stock, in each case at the time such Indebtedness was Incurred or Disqualified Stock or Preferred Stock was issued pursuant to Section 4.03(a) or clauses (ii), (iii), (iv), (xiii), (xv) and (xvi) of this Section 4.03(b), or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund, refinance or defease such Indebtedness, Disqualified Stock or Preferred Stock, in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs required by the instruments governing such existing Indebtedness (whether such existing Indebtedness is redeemed pursuant to a tender offer, optional redemption or otherwise) and fees and expenses Incurred in connection therewith) (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date (provided that this clause (1) will not apply to any refunding or refinancing of any First-Priority Lien Obligations);

(2) to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or a Subsidiary Guarantee, as applicable, such Refinancing Indebtedness is junior to the Notes or the Subsidiary Guarantee, as applicable, (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock or (c) unsecured Indebtedness, such Refinancing Indebtedness is unsecured Indebtedness; and

(3) shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of an Issuer or a Subsidiary Guarantor, or (y) Indebtedness of Holdings or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

provided, further, that to the extent Refinancing Indebtedness Incurred pursuant to this clause (xv) is secured, such Indebtedness constituting First-Priority Lien Obligations and Other Second-Lien Obligations shall be subject to the Senior Lien Intercreditor Agreement and any such Indebtedness constituting Junior Lien Obligations shall be subject to a Customary Intercreditor Agreement;

(xvi) Indebtedness, Disqualified Stock or Preferred Stock of (A) Holdings or any Restricted Subsidiary Incurred to finance an acquisition or (B) Persons that are acquired by Holdings or any Restricted Subsidiary or merged, consolidated or amalgamated with or into Holdings or any Restricted Subsidiary in accordance with the terms of this Indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1) Holdings would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(2) the Fixed Charge Coverage Ratio of Holdings would be no less than immediately prior to such acquisition or merger, consolidation or amalgamation;

(xvii) [reserved];

(xviii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xix) Indebtedness of Holdings or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to Bank Indebtedness, in a principal amount not in excess of the stated amount of such letter of credit;

(xx) Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors and Indebtedness Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of Holdings and any Restricted Subsidiary; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xx), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xx), does not exceed $25.0 million (it being understood that any Indebtedness Incurred pursuant to this clause (xx) shall cease to be deemed Incurred or outstanding for purposes of this clause (xx) but shall be deemed Incurred for the purposes of Section 4.03(a) from and after the first date on which such Restricted Subsidiary could have Incurred such Indebtedness under Section 4.03(a) without reliance upon this clause (xx));

(xxi) Indebtedness of Holdings or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business; and

(xxii) Indebtedness consisting of Indebtedness issued by Holdings or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of Holdings or any direct or indirect parent of Holdings to the extent described in clause (iv) of Section 4.04(b).

For purposes of determining compliance with this Section 4.03:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xxii) of Section 4.03(b) above or is entitled to be Incurred pursuant to Section 4.03(a), then Holdings shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this Section 4.03; provided that Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed Incurred under Section 4.03(b)(i) and may not be reclassified;

(2) [reserved];

(3) if any Indebtedness denominated in U.S. dollars is exchanged, converted or refinanced into Indebtedness denominated in a foreign currency, then (in connection with such exchange, conversion or refinancing, and thereafter), the U.S. dollar amount limitations set forth in any of clauses (i) through (xxii) of Section 4.03(b) above with respect to such exchange, conversion or refinancing shall be deemed to be the amount of such foreign currency, as applicable, into which such Indebtedness has been exchanged, converted or refinanced at the time of such exchange, conversion or refinancing; and

(4) if any Indebtedness denominated in a foreign currency is exchanged, converted or refinanced into Indebtedness denominated in U.S. dollars, then (in connection with such exchange, conversion or refinancing, and thereafter), the U.S. dollar amount limitations set forth in any of clauses (i) through (xxii) of Section 4.03(b) with respect to such exchange, conversion or refinancing shall be deemed to be the amount of U.S. dollars into which such Indebtedness has been exchanged, converted or refinanced at the time of such exchange, conversion or refinancing.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Section 4.03. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section 4.03.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness other than as provided in clauses (3) and (4) above, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt.

Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that Subsidiaries that are not Subsidiary Guarantors may Incur pursuant to this Section 4.03 shall not exceed an aggregate principal amount or liquidation preference at any time outstanding of $50.0 million.

Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that Holdings and its Restricted Subsidiaries may Incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

SECTION 4.04 Limitation on Restricted Payments.

(a) Holdings shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of any of Holdings’ or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving Holdings (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of Holdings; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, Holdings or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii) purchase or otherwise acquire or retire for value any Equity Interests of Holdings or any direct or indirect parent of Holdings held by Persons other than Holdings or a Restricted Subsidiary;

(iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of Holdings or any Subsidiary Guarantor, any Other Second-Lien Obligations or Notes owned by Holdings or any Restricted Subsidiary thereof or any of their respective Affiliates, any Junior Lien Obligations of Holdings or any Subsidiary Guarantor and any unsecured Indebtedness representing Indebtedness for borrowed money of Holdings or any Subsidiary Guarantor, (collectively, the “Restricted Indebtedness”) (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) (i) in the case of Indebtedness not owned by Holdings or any Restricted Subsidiary thereof or any of their respective Affiliates, Subordinated Indebtedness, any Junior Lien Obligations and unsecured Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, (ii) in the case of Indebtedness owned by Holdings or any Restricted Subsidiary thereof or any of their respective Affiliates, Subordinated Indebtedness, any Junior Lien Obligations and unsecured Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within 90 days of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, (B) Indebtedness permitted under clauses (vii) and (ix) of Section 4.03(b), and (C) the Talos 2018 Notes; or

(iv) make any Restricted Investment;

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, Holdings could Incur $1.00 of additional Indebtedness under Section 4.03(a);

(3) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Leverage Ratio is not greater than 3.00 to 1.00; and

(4) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Holdings and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (C) thereof), (vi)(C), (viii) and (xiii)(B) of Section 4.04(b), but excluding all other Restricted Payments permitted by Section 4.04(b)), is less than the amount equal to the Cumulative Credit.

(b) The provisions of Section 4.04(a) shall not prohibit:

(i) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof, if at the date of declaration or the giving notice of such irrevocable redemption, as applicable, such payment would have complied with the provisions of this Indenture;

(ii) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Restricted Indebtedness of Holdings, any direct or indirect parent of Holdings or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of Holdings or any direct or indirect parent of Holdings or contributions to the equity capital of Holdings (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of Holdings) (collectively, including any such contributions, “Refunding Capital Stock”),

(B) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of Holdings) of Refunding Capital Stock, and

(C) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (vi) of this Section 4.04(b) and not made pursuant to clause (ii)(B), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of Holdings) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(iii) (A) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of Holdings or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Holdings or a Subsidiary Guarantor which is Incurred in accordance with Section 4.03 so long as

(w) such new Indebtedness is in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs, in each case in an amount equal to the amount required by the instruments governing such existing Indebtedness (whether such existing Indebtedness is redeemed pursuant to a tender offer, optional redemption or otherwise), and fees and expenses Incurred in connection therewith),

(x) such Indebtedness is subordinated to the Notes or the related Subsidiary Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(y) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (i) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (ii) 91 days following the last maturity date of any Notes then outstanding, and

(z) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(B) the redemption, repurchase, defeasance or other acquisition or retirement of Other Second-Lien Obligations or Notes of Holdings or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Holdings or a Subsidiary Guarantor which is Incurred in accordance with Section 4.03 so long as

(w)	such new Indebtedness is in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs, in each case in an amount equal to the amount required by the instruments governing such existing Indebtedness (whether such existing Indebtedness is redeemed pursuant to a tender offer, optional redemption or otherwise), and fees and expenses Incurred in connection therewith),

(x)	such Indebtedness constitutes Other Second-Lien Obligations, Notes, Junior Lien Obligations, Subordinated Indebtedness or unsecured Indebtedness,

(y)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (i) the final scheduled maturity date of the Indebtedness being so redeemed, repurchased, acquired or retired and (ii) 91 days following the last maturity date of any Notes then outstanding, and

(z)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (i) the remaining Weighted Average Life to Maturity of the Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (ii) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(C) the redemption, repurchase, defeasance or other acquisition or retirement of Junior Lien Obligations of Holdings or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Holdings or a Subsidiary Guarantor which is Incurred in accordance with Section 4.03 so long as

(w)	such new Indebtedness is in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs, in each case in an amount equal to the amount required by the instruments governing such existing Indebtedness (whether such existing Indebtedness is redeemed pursuant to a tender offer, optional redemption or otherwise), and fees and expenses Incurred in connection therewith),

(x)	such Indebtedness constitutes Junior Lien Obligations, Subordinated Indebtedness or unsecured Indebtedness,

(y)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (i) the final scheduled maturity date of the Indebtedness being so redeemed, repurchased, acquired or retired and (ii) 91 days following the last maturity date of any Notes then outstanding, and

(z)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (i) the remaining Weighted Average Life to Maturity of the Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (ii) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(D) the redemption, repurchase, defeasance or other acquisition or retirement of unsecured Indebtedness representing Indebtedness for borrowed money of Holdings or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Holdings or a Subsidiary Guarantor which is Incurred in accordance with Section 6.03 so long as

(w)	such new Indebtedness is in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs, in each case in an amount equal to the amount required by the instruments governing such existing Indebtedness (whether such existing Indebtedness is redeemed pursuant to a tender offer, optional redemption or otherwise), and fees and expenses Incurred in connection therewith),

(x)	such Indebtedness constitutes Subordinated Indebtedness or unsecured Indebtedness,

(y)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (i) the final scheduled maturity date of the Indebtedness being so redeemed, repurchased, acquired or retired and (ii) 91 days following the last maturity date of any Notes then outstanding, and

(z)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (i) the remaining Weighted Average Life to Maturity of the Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (ii) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date,

(iv) a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of Holdings or any direct or indirect parent of Holdings held by any future, present or former employee, director, manager or consultant of Holdings or any direct or indirect parent of Holdings or any Subsidiary of Holdings pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (iv) do not exceed $5.0 million in any calendar year, with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum of $10.0 million in any calendar year; provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by Holdings or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of Holdings or any direct or indirect parent of Holdings (to the extent contributed to Holdings) to members of management, directors, managers or consultants of Holdings and its Restricted Subsidiaries or any direct or indirect parent of Holdings (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (iii) of the definition of “Cumulative Credit”, plus

(B) the cash proceeds of key man life insurance policies received by Holdings or any direct or indirect parent of Holdings (to the extent contributed to Holdings) or the Restricted Subsidiaries after the Issue Date;

provided, that Holdings may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year and provided, further, that cancellation of Indebtedness owing to Holdings or any of its Restricted Subsidiaries from any present or former employees, directors, officers or consultants of Holdings, any Restricted Subsidiary or the direct or indirect parents of Holdings in connection with a repurchase of Equity Interests of Holdings or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this Section 4.04 or any other provision of this Indenture;

(v) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of Holdings or any of its Restricted Subsidiaries issued or Incurred in accordance with Section 4.03;

(vi) (A) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(B) a Restricted Payment to any direct or indirect parent of Holdings, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of Holdings issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (B) does not exceed the net cash proceeds actually received by Holdings from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(C) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii) of this Section 4.04(b);

provided, however, in the case of each of clauses (A) and (C) above of this clause (vi), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis (including a pro forma application of the net proceeds therefrom), Holdings would have had a Fixed Charge Coverage Ratio of at least 2.25 to 1.00;

(vii) [reserved];

(viii) [reserved];

(ix) [reserved];

(x) other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (x) that are at that time outstanding, not to exceed $10.0 million;

(xi) [reserved];

(xii) (A) with respect to any taxable period for which Holdings and/or any of its Subsidiaries are members of a consolidated, combined, affiliated, unitary or similar income tax group for U.S. federal and/or applicable state or local income tax purposes of which a direct or indirect parent of Holdings is the common parent, or for which Holdings is a partnership or disregarded entity for U.S. federal income tax purposes that is wholly-owned (directly or indirectly) by a C corporation for U.S. federal and/or applicable state or local income tax purposes, distributions to any direct or indirect parent of Holdings in an amount not to exceed the amount of any U.S. federal, state and/or local income taxes that Holdings and/or its Subsidiaries, as applicable, would have paid for such taxable period had Holdings and/or its Subsidiaries, as applicable, been a stand-alone corporate taxpayer or a stand-alone corporate group; and (B) with respect to any taxable period ending after the Issue Date for which Holdings is a partnership or disregarded entity for U.S. federal income tax purposes (other than a partnership or disregarded entity described in clause (A)), distributions to any direct or indirect parent of Holdings in an amount necessary to permit such direct or indirect parent of Holdings to make a pro rata distribution to its owners such that each direct or indirect owner of Holdings receives an amount from such pro rata distribution sufficient to enable such owner to pay its U.S. federal, state and/or local income taxes (as applicable) attributable to its direct or indirect ownership of Holdings and its Subsidiaries with respect to such taxable period (assuming that each owner is subject to tax at the highest combined marginal federal, state, and/or local income tax rate applicable to any owner for such taxable period and taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon), the alternative minimum tax, any cumulative net taxable loss of Holdings for prior taxable periods ending after the Issue Date to the extent such loss is of a character that would allow such loss to be available to reduce taxes in the current taxable period (taking into account any limitations on the utilization of such loss to reduce such taxes and assuming such loss had not already been utilized) and the character (e.g., long-term or short-term capital gain or ordinary or exempt) of the applicable income);

(xiii) any Restricted Payment, if applicable:

(A) in amounts required for any direct or indirect parent of Holdings (but not including any direct or indirect parent of a Public Parent Company) to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of Holdings (but not including any direct or indirect parent of a Public Parent Company) and general corporate operating and overhead expenses of any direct or indirect parent of Holdings (but not including any direct or indirect parent of a Public Parent Company) in each case to the extent such fees and expenses are attributable to the ownership or operation of Holdings, if applicable, and its Subsidiaries;

(B) in amounts required for any direct or indirect parent of Holdings, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to Holdings or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, Holdings Incurred in accordance with Section 4.03; and

(C) in amounts required for any direct or indirect parent of Holdings (but not including any direct or indirect parent of a Public Parent Company) to pay fees and expenses related to any unsuccessful equity or debt offering of such parent;

(xiv) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xv) [reserved];

(xvi) Restricted Payments by Holdings or any Restricted Subsidiary of Holdings to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(xvii) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described in Section 4.06 and Section 4.08; provided that all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value; and

(xviii) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of Holdings and its Restricted Subsidiaries, taken as a whole, that complies with Section 5.01; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, Holdings shall have made a Change of Control Offer (if required by this Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (vi)(B), (x) and (xiii)(B) of this Section 4.04(b), no Default shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that any Restricted Payments made with property other than cash shall be calculated using the Fair Market Value (as determined in good faith by Holdings) of such property.

(c) As of the Issue Date, all of the Subsidiaries of Holdings shall be Restricted Subsidiaries. Holdings shall not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Holdings and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation shall only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

SECTION 4.05 Dividend and Other Payment Restrictions Affecting Subsidiaries. Holdings shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to Holdings or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to Holdings or any of its Restricted Subsidiaries;

(b) make loans or advances to Holdings or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to Holdings or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) (A) contractual encumbrances or restrictions in effect on the Issue Date and (B) contractual encumbrances or restrictions pursuant to the Credit Agreement and the other Credit Agreement Documents and, in each case, any similar contractual encumbrances effected by any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of such agreements or instruments;

(2) this Indenture, the Notes (and any Exchange Notes) or the Subsidiary Guarantees;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by Holdings or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to Section 4.03 and Section 4.12 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9) purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11) in the case of clause (c) above, any encumbrance or restriction that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease (including leases governing leasehold interests or Farm-In Agreements or Farm-Out Agreements relating to leasehold interests in Oil and Gas Properties), license or similar contract, or the assignment or transfer of any such lease (including leases governing leasehold interests or Farm-In Agreements or Farm-Out Agreements relating to leasehold interests in Oil and Gas Properties), license (including without limitations, licenses of intellectual property) or other contracts;

(12) [reserved];

(13) other Indebtedness, Disqualified Stock or Preferred Stock (a) of Holdings or any Restricted Subsidiary that is a Subsidiary Guarantor or a Foreign Subsidiary or (b) of any Restricted Subsidiary that is not a Subsidiary Guarantor or a Foreign Subsidiary so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuers’ ability to make anticipated principal or interest payments on the Notes (as determined in good faith by Holdings), provided that in the case of each of clauses (a) and (b), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date pursuant to Section 4.03;

(14) an Investment otherwise permitted by this Indenture;

(15) any customary encumbrances or restrictions imposed pursuant to any agreement of the type described in the definition of “Permitted Business Investment”; or

(16) any encumbrances or restrictions of the type referred to in clauses (a), (b) or (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (15) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Holdings, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this Section 4.05, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to Holdings or a Restricted Subsidiary to other Indebtedness Incurred by Holdings or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

SECTION 4.06 Asset Sales.

(a) Holdings shall not, and shall not permit any Restricted Subsidiary to, cause or make an Asset Sale, unless (x) Holdings or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (if the consideration for such Asset Sale is less than or equal to $25.0 million, as determined in good faith by Holdings or if the consideration for such Asset Sale exceeds $25.0 million, as determined by an Independent Financial Advisor) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by Holdings or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i) any liabilities (as shown on Holdings’ or a Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of Holdings or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(ii) any notes or other obligations or other securities or assets received by Holdings or such Restricted Subsidiary from such transferee that are converted by Holdings or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),

(iii) with respect to any Asset Sale of Oil and Gas Properties by Holdings or any Restricted Subsidiary, the costs and expenses related to the exploration, development, completion or production of such Oil and Gas Properties and activities related thereto agreed to be assumed by the transferee (or an Affiliate thereof),

(iv) [reserved],

(v) [reserved], and

(vi) any Designated Non-cash Consideration received by Holdings or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by Holdings), taken together with all other Designated Non-cash Consideration received pursuant to this clause (vi) that is at that time outstanding, not to exceed $25.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this Section 4.06.

(b) Within 365 days of an Issuer’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Issuers or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(i) to repay (v) Indebtedness constituting First-Priority Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), (w) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor (provided that the assets disposed of in such Asset Sale were not assets of an Issuer or a Subsidiary Guarantor), (x) Obligations under the Notes, (D) other Pari Passu Indebtedness so long as the Net Proceeds from such Asset Sale are with respect to (A) assets that secure such other Pari Passu Indebtedness on a senior basis to the Notes Obligations or (B) assets not constituting Collateral) or (z) Other Second-Lien Obligations (provided that if an Issuer or any Subsidiary Guarantor shall so reduce Other Second-Lien Obligations under this clause (z) (which for the avoidance of doubt will not constitute Indebtedness under clauses (v), (w), (x) or (y), the Issuers will equally and ratably reduce Obligations under the Notes pursuant to Section 3.01, through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof (or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and Additional Interest, if any, the pro rata principal amount of Notes, in each case other than Indebtedness owed to Holdings or an Affiliate of Holdings;

(ii) to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of Holdings), assets, or property or capital expenditures, in each case (x) used or useful in a Similar Business or (y) that replace the properties and assets that are the subject of such Asset Sale; provided that if the assets that were disposed of in the Asset Sale constituted Collateral, the assets acquired must also be Collateral; or

(iii) to invest in Additional Assets; provided that if the assets that were disposed of in the Asset Sale constituted Collateral, the Additional Assets must also be Collateral.

(c) Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this Section 4.06(b) (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (i) of this Section 4.06(b), shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20,000,000, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Other Second-Lien Obligations) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Other Second-Lien Obligations), that is at least $2,000 and an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event the Notes or such Other Second-Lien Obligations was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and Additional Interest, if any (or, in respect of such Other Second-Lien Obligations, such lesser price, if any, as may be provided for by the terms of such Other Second-Lien Obligations), to the date fixed for the closing of such offer, in accordance with the procedures set forth in this Section 4.06. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceeds $20,000,000 million by mailing the notice required pursuant to the terms of Sections 3.05 and 4.06(f), with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Other Second Lien Obligations) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for any purpose that is not prohibited by this Indenture. If the aggregate principal amount of Notes (and such Other Second Lien-Obligations) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described in Section 4.06(e). Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

(d) Pending the final application of any such Net Proceeds pursuant to this Section 4.06, Holdings or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by this Indenture.

(e) The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in this Indenture by virtue thereof.

(f) Not later than the date upon which written notice of an Asset Sale Offer is delivered to the Trustee as provided above, Holdings shall deliver to the Trustee an Officers’ Certificate as to (i) the amount of the Excess Proceeds, (ii) the allocation of the Net Proceeds from the Asset Sales pursuant to which such Asset Sale Offer is being made and (iii) the compliance of such allocation with the provisions of Section 4.06(b). On such date, the Issuers shall also irrevocably deposit with the Trustee or with a paying agent (or, if an Issuer or a Wholly Owned Restricted Subsidiary is acting as the Paying Agent, segregate and hold in trust) an amount equal to the Excess Proceeds to be invested in Cash Equivalents, as directed in writing by Holdings and to be held for payment in accordance with the provisions of this Section 4.06. Upon the expiration of the period for which the Asset Sale Offer remains open (the “Offer Period”), the Issuers shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by the Issuers. The Trustee (or the

Paying Agent, if not the Trustee) shall, on the date of purchase, mail or deliver payment to each tendering holder in the amount of the purchase price. In the event that the Excess Proceeds delivered by the Issuers to the Trustee are greater than the purchase price of the Notes tendered, the Trustee shall deliver the excess to the Issuers immediately after the expiration of the Offer Period for application in accordance with this Section 4.06.

(g) Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Issuers at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or an Issuer receives not later than one Business Day prior to the purchase date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered by the holder for purchase and a statement that such holder is withdrawing his election to have such Note purchased. If at the end of the Offer Period more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $2,000 or less shall be purchased in part. Selection of such Pari Passu Indebtedness shall be made pursuant to the terms of such Pari Passu Indebtedness.

(h) Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

SECTION 4.07 Transactions with Affiliates.

(a) Holdings shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Holdings (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $2.0 million, unless:

(i) such Affiliate Transaction is on terms that are not materially less favorable to Holdings or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Holdings or such Restricted Subsidiary with an unrelated Person;

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, Holdings delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of Holdings, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, Holdings delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Holdings or such Restricted Subsidiary from a financial point of view.

(b) The provisions of Section 4.07(a) shall not apply to the following:

(i) transactions between or among Holdings and/or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of Holdings and any direct parent of Holdings; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of Holdings and such merger, consolidation or amalgamation is otherwise in compliance with the terms of this Indenture and effected for a bona fide business purpose;

(ii) Restricted Payments permitted by Section 4.04 and Permitted Investments;

(iii) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, managers, employees or consultants of Holdings, any Restricted Subsidiary, or any direct or indirect parent of Holdings (but not including any direct or indirect parent of a Public Parent Company);

(iv) transactions in which Holdings or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Holdings or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) of Section 4.07(a);

(v) payments or loans (or cancellation of loans) to officers, directors, managers, employees or consultants of Holdings, any Restricted Subsidiary, or any direct or indirect parent of Holdings (but not including any direct or indirect parent of a Public Parent Company) which are approved by a majority of the Board of Directors of Holdings in good faith;

(vi) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by Holdings;

(vii) [reserved];

(viii) the execution of the Transactions, and the payment of all fees and expenses related to the Transactions (but not including fees and expenses paid to the Co-Investors, other than reimbursement of certain expenses to Franklin Advisers, Inc., MacKay Shields LLC and any of their respective Affiliates);

(ix) (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, which are fair to Holdings and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of Holdings, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (B) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business and consistent with past practice or industry norm;

(x) [reserved];

(xi) the issuance of Equity Interests (other than Disqualified Stock) of Holdings to any Person;

(xii) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of Holdings or any direct or indirect parent of Holdings or of a Restricted Subsidiary, as appropriate, in good faith;

(xiii) the entering into of any tax sharing agreement or arrangement that complies with clause (xii) of Section 4.04(b);

(xiv) any contribution to the capital of Holdings;

(xv) transactions permitted by, and complying with, Section 5.01;

(xvi) transactions between Holdings or any of its Restricted Subsidiaries and any Person, a director or manager of which is also a director or manager of Holdings or any direct or indirect parent of Holdings; provided, however, that such director or manager abstains from voting as a director or manager of Holdings or such direct or indirect parent, as the case may be, on any matter involving such other Person; provided, further, that such transaction is not with an Unrestricted Subsidiary;

(xvii) pledges of Equity Interests of Unrestricted Subsidiaries;

(xviii) the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(xix) any employment agreements entered into by Holdings or any of its Restricted Subsidiaries in the ordinary course of business;

(xx) [reserved];

(xxi) [reserved];

(xxii) transactions undertaken in good faith (as certified by a responsible financial or accounting officer of Holdings in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of Holdings and its Subsidiaries and not for the purpose of circumventing any covenant set forth in this Indenture;

(xxiii) [reserved]; and

(xxiv) customary agreements and arrangements with oil and gas royalty trusts and master limited partnership agreements that comply with the affiliate transaction provisions of such royalty trust or master limited partnership agreement.

SECTION 4.08 Change of Control.

(a) Upon the occurrence of a Change of Control, each holder shall have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of the holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), in accordance with the terms contemplated in this Section 4.08; provided, however, that notwithstanding the occurrence of a Change of Control, the Issuer shall not be obligated to purchase any Notes pursuant to this Section 4.08 in the event that it has exercised its right to redeem such Notes in accordance with Article III of this Indenture. In the event that at the time of such Change of Control, the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this Section 4.08, then prior to the mailing of the notice to the holders provided for in Section 4.08(b) but in any event within 30 days following any Change of Control, the Issuers shall (i) repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer, or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in Section 4.08(b).

(b) Within 30 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Notes in accordance with Article III of this Indenture, the Issuers shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(i) that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of repurchase;

(ii) the circumstances and relevant facts and financial information regarding such Change of Control;

(iii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

(iv) that unless the Issuers default in making the payment, all Notes accepted for repurchase pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Offer Payment Date;

(v) that holders of Notes electing to have any Notes repurchased pursuant to a Change of Control Offer will be required to notify the Trustee prior to the close of business on the third Business Day preceding the Change of Control Offer Payment Date; and

(vi) the other instructions determined by the Issuers or as reasonably requested by the Trustee, consistent with this Section 4.08, that a holder must follow in order to have its Notes purchased.

(c) Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Issuers at the address specified in the notice at least three Business Days prior to the purchase date. The holders shall be entitled to withdraw their election if the Trustee or the Issuers receive not later than one Business Day prior to the purchase date a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered for purchase by the holder and a statement that such holder is withdrawing his election to have such Note purchased. Holders whose Notes are purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

(d) On the purchase date, all Notes purchased by the Issuers under this Section 4.08 shall be delivered to the Trustee for cancellation, and the Issuers shall pay the purchase price, plus accrued and unpaid interest and Additional Interest, if any, to the holders entitled thereto.

(e) A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(f) Notwithstanding the foregoing provisions of this Section 4.08, the Issuers shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.08 applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(g) [reserved].

(h) Notes repurchased by the Issuers pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Notes purchased by a third party pursuant to clauses (f) and (g) will have the status of Notes issued and outstanding.

(i) At the time the Issuers deliver Notes to the Trustee which are to be accepted for purchase, Holdings shall also deliver an Officers’ Certificate stating that such Notes are to be accepted by the Issuers pursuant to and in accordance with the terms of this Section 4.08. A Note shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering holder.

(j) The Issuers shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.08, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under this Section by virtue thereof.

(k) If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuers, or any third party making a Change of Control Offer in lieu of the Issuers as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuers or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption. Any such redemption shall be effected pursuant to Article III.

SECTION 4.09 Compliance Certificate. Holdings shall deliver to the Trustee within 120 days after the end of each fiscal year of Holdings, beginning with the fiscal year ending on December 31, 2018, an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Authorized Officers of Holdings they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action Holdings is taking or proposes to take with respect thereto. The Issuers also shall comply with Sections 314(a)(4) and 314(b) of the TIA. In addition, Holdings shall deliver to the Trustee, within five Business Days after the occurrence thereof, written notice of any Default or Event of Default, its status and what action Holdings is taking or proposes to take in respect thereof.

SECTION 4.10 [Reserved].

SECTION 4.11 Future Guarantors. Holdings shall cause (i) each Wholly Owned Restricted Subsidiary (other than any Excluded Subsidiary), (ii) any Subsidiary that ceases to be an Excluded Subsidiary and is a Wholly Owned Restricted Subsidiary and (iii) any other Subsidiary that guarantees any Indebtedness of either of the Issuers or any of the Subsidiary Guarantors to execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit C hereto pursuant to which such Subsidiary will guarantee the Issuers’ Obligations under the Notes and this Indenture on the terms and conditions set forth in this Indenture, a joinder to the Collateral Agreement, and, to the extent required pursuant to Section 4.16, a joinder agreement to each applicable Security Document or new Security Documents, and, if required by the Senior Lien Intercreditor Agreement, a joinder to the Senior Lien Intercreditor Agreement. Each Subsidiary Guarantee shall be released in accordance with Section 12.02.

SECTION 4.12 Liens.

(a) Holdings shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien (except Permitted Liens) on any asset or property of Holdings or such Restricted Subsidiary securing Indebtedness of Holdings or any of its Restricted Subsidiaries.

(b) [Reserved].

(c) For purposes of determining compliance with this Section 4.12, (i) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens described in the definition of “Permitted Liens” or pursuant to Section 4.12(a) but may be permitted in part under any combination thereof and (ii) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in the definition of “Permitted Liens”, Holdings shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 4.12 and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being Incurred or existing pursuant to only one of such clauses.

(d) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness means any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of Holdings, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness.”

SECTION 4.13 [Intentionally Omitted].

SECTION 4.14 Maintenance of Office or Agency.

(a) The Issuers shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee or Registrar) where Notes may be surrendered for registration of transfer or for exchange. The Issuers shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuers shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations and surrenders may be made at the Corporate Trust Office of the Trustee as set forth in Section 13.02.

(b) The Issuers may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve an Issuer of its obligation to maintain an office or agency for such purposes. The Issuers shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c) The Issuers hereby designates the Corporate Trust Office of the Trustee or its agent as such office or agency of the Issuers in accordance with Section 2.04.

SECTION 4.15 Covenant Suspension Event. If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing, then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the following provisions of this Indenture will no longer be applicable (collectively, the “Suspended Covenants”):

(1) Section 4.03 (Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock);

(2) Section 4.04 (Limitation on Restricted Payments);

(3) Section 4.05 (Dividend and Other Payment Restrictions Affecting Subsidiaries);

(4) Section 4.06 (Asset Sales);

(5) Section 4.07 (Transactions with Affiliates);

(6) Section 4.11 (Future Guarantors);

(7) Section 4.16 (After-Acquired Property); and

(8) Section 5.01(a)(iv) (Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets).

In the event that Holdings and its Restricted Subsidiaries are not subject to the Suspended Covenants under this Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then Holdings and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under this Indenture with respect to future events. The period of time between the Covenant Suspension Event and the Reversion Date is referred to as the “Suspension Period.”

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to Sections 4.03(a) or one of the clauses set forth in Section 4.03(b) (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to Sections 4.03(a) or (b), such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (iii) of Section 4.03(b). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.04 will be made as though Section 4.04 had been in effect since the Issue Date and prior to, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under Section 4.04(a). No Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by Holdings or its Restricted Subsidiaries during the Suspension Period. Within 30 days of such Reversion Date, Holdings must comply with the terms of Section 4.11.

For purposes of Section 4.06, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

The Issuers shall provide the Trustee with written notice of each Covenant Suspension Event or Reversion Date within five Business Days of the occurrence thereof. The Trustee shall have no duty to monitor or provide notice to the holders of Notes of any such Covenant Suspension Event or Reversion Date.

SECTION 4.16 After-Acquired Property.

(a) Upon the acquisition by Holdings or any Subsidiary Guarantor of any First-Priority After-Acquired Property, or upon any additional Restricted Subsidiary becoming a Subsidiary Guarantor that has First-Priority After-Acquired Property, Holdings or such Subsidiary Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and other Security Documents as shall be reasonably necessary to vest in the Collateral Agent a perfected second-priority security interest, subject only to Permitted Liens, in such First-Priority After-Acquired Property and to have such First-Priority After-Acquired Property (but subject to the limitations described in the Security Documents, the Senior Lien Intercreditor Agreement and limitations under applicable local law) added to the Collateral, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such First-Priority After-Acquired Property to the same extent and with the same force and effect.

(b) Notwithstanding the foregoing, if granting a security interest in any property pursuant to the foregoing clause (a) requires the consent of a third party, Holdings will use commercially reasonable efforts to obtain such consent with respect to such security interest for the benefit of the Collateral Agent on behalf of the Secured Parties. If such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

(c) Holdings shall review each Reserve Report prepared as of each June 30th and December 31st (which shall be prepared by no later than September 30th of the same year for Reserve Reports as of June 30th and March 31st of the following year for Reserve Reports as of December 31st) and the list of current Mortgaged Properties, to ascertain whether the PV-10 of the Mortgaged Properties (calculated at the time of redetermination) meets the Collateral Coverage Minimum after giving effect to exploration and production activities, acquisitions, dispositions and production. In the event that the PV-10 of the Mortgaged Properties (calculated at the time of review) does not meet the Collateral Coverage Minimum, then the Issuers shall use best efforts, and shall cause the Subsidiary Guarantors to use best efforts to, grant, no later than (i) with respect to the Reserve Report prepared as of December 31st, April 30th of the following fiscal year and (ii) with respect to the Reserve Report prepared as of June 30th, October 31st of the same fiscal year, to the Collateral Agent as security for the Obligations a first-priority Lien interest (subject to Liens permitted by this Indenture) on additional Oil and Gas Properties not already subject to a Lien of the Security Documents such that, after giving effect thereto, the PV-10 of the Mortgaged Properties (calculated at the time of review) meets the Collateral Coverage Minimum. All such Liens will be created and perfected by and in accordance with the provisions of the Security Documents, including, if applicable, any additional Mortgages. In order to comply with the foregoing, if any Restricted Subsidiary places a Lien on its property and such Subsidiary is not a Guarantor, then it shall become a Guarantor and comply with the provisions of Section 4.16(a) and (b).

Notwithstanding anything herein to the contrary, (i) if the Issuers or any Subsidiary Guarantor grants a lien on any assets to secure any Secured Bank Indebtedness, the Issuers or the applicable Subsidiary Guarantor shall be required to provide a perfected second-priority security interest in such assets, subject to only Permitted Liens, to secure the Notes Obligations and (ii) if the Issuers or any Subsidiary Guarantor grants a lien on any assets to secure any Other Second-Lien Obligations, the Issuers or the applicable Subsidiary Guarantor shall be required to provide a perfected second-priority security interest in such assets, pari passu with such Other Second-Lien Obligations, subject to only Permitted Liens, to secure the Notes Obligations.

ARTICLE V

SUCCESSOR COMPANY

SECTION 5.01 When Holdings May Merge or Transfer Assets.

(a) Holdings may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not Holdings is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i) Holdings is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than Holdings) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Holdings or such Person, as the case may be, being herein called the “Successor Company”);

(ii) the Successor Company (if other than Holdings) expressly assumes all the obligations of Holdings under this Indenture, the Security Documents and the Registration Rights Agreement pursuant to supplemental indentures;

(iii) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company, or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company, or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company, or such Restricted Subsidiary at the time of such transaction), either

(A) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be no less than such ratio for Holdings and its Restricted Subsidiaries immediately prior to such transaction;

(v) if Holdings is not the Successor Company, each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under this Indenture and the Notes; and

(vi) the Successor Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with this Indenture.

The Successor Company (if other than Holdings) will succeed to, and be substituted for, Holdings under this Indenture and the Notes, and in such event Holdings shall be automatically released and discharged from its obligations under this Indenture and the Notes. Notwithstanding the foregoing clauses (iii) and (iv) of this Section 5.01, (a) Holdings or any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to Holdings or to a Restricted Subsidiary, and (b) Holdings may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating Holdings in another state of the United States, the District of Columbia or any territory of the United States or may convert into a corporation, partnership or limited liability company, so long as the amount of Indebtedness of Holdings and its Restricted Subsidiaries is not increased thereby. This Article V will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Holdings and the Restricted Subsidiaries.

For purposes of this Section 5.01(a) only, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Holdings, which properties and assets, if held by Holdings instead of such Subsidiaries, would constitute all or substantially all the properties and assets of Holdings on a consolidated basis, shall be deemed to be the transfer of all or substantially all the properties and assets of Holdings.

(b) Subject to the provisions of Section 12.02(b)(i), no Subsidiary Guarantor shall, and Holdings shall not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) either (A) such Subsidiary Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a company, corporation, partnership or limited liability company (in the case of such Subsidiary Guarantor) or similar entity organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Subsidiary Guarantor”) and the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under this Indenture and the Notes or the Subsidiary Guarantee, as applicable, pursuant to a supplemental indenture, or (B) such sale or disposition or consolidation, amalgamation or merger is not in violation of Section 4.06; and

(ii) the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

Except as otherwise provided in this Indenture, the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) will succeed to, and be substituted for, such Subsidiary Guarantor under this Indenture and the Notes or the Subsidiary Guarantee, as applicable, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under this Indenture and its Subsidiary Guarantee. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Guarantor in another state of the United States, the District of Columbia or any territory of the United States or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of another state of the United States, the District of Columbia or any territory of the United States so long as the amount of Indebtedness of such Subsidiary Guarantor is not increased thereby and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Issuer or another Subsidiary Guarantor.

In addition, notwithstanding the foregoing, a Subsidiary Guarantor may consolidate, amalgamate or merge with or into or wind up into, liquidate, dissolve, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to an Issuer or any Subsidiary Guarantor.

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.01 Events of Default. An “Event of Default” with respect to Notes occurs if:

(a) there is a default in any payment of interest (including any Additional Interest) on any Note when the same becomes due and payable, and such default continues for a period of 30 days,

(b) there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(c) there is a failure by Holdings for 60 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements in Section 4.02,

(d) there is a failure by Holdings or any of the Restricted Subsidiaries for 30 days after written notice given by the Trustee or the holders of not less than 30% in principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with its other obligations, covenants or agreements (other than a default referred to in clauses (a), (b) or (c) above or (k) below) contained in the Notes, this Indenture or the Security Documents,

(e) there is a failure by Holdings or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to Holdings or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $25.0 million or its foreign currency equivalent,

(f) Holdings or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case;

(ii) consents to the entry of an order for relief against it in an involuntary case;

(iii) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency,

(g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against Holdings or any Significant Subsidiary in an involuntary case;

(ii) appoints a Custodian of Holdings or any Significant Subsidiary or for any substantial part of its property; or

(iii) orders the winding up or liquidation of Holdings or any Significant Subsidiary or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days,

(h) there is a failure by Holdings or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $25.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days,

(i) the Subsidiary Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or an Issuer or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under this Indenture or any Subsidiary Guarantee with respect to the Notes and such Default continues for 10 days,

(j) unless such Liens have been released in accordance with the provisions of this Indenture, the Security Documents or the Senior Lien Intercreditor Agreement, Liens in favor of the Lenders with respect to Collateral with a Fair Market Value in excess of $100.0 million cease to be valid or enforceable and such Default continues for 30 days, or an Issuer shall assert or any Subsidiary Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any Subsidiary Guarantor, Holdings fails to cause such Subsidiary Guarantor to rescind such assertions within 30 days after Holdings has actual knowledge of such assertions; or

(k) there is a failure by Holdings to comply for 15 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) with any of its obligations, covenants or agreements under Section 5.01(a).

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (c), (d) or (k) above shall not constitute an Event of Default until the Trustee or the holders of 30% in principal amount of outstanding Notes (with a copy to the Trustee) notify the Issuers of the Default and the Issuers do not cure such Default within the time specified in clause (c), (d) or (k) as applicable, after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

The term “Bankruptcy Law” means Title 11, United States Code, or any similar Federal or state law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

SECTION 6.02 Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g) with respect to Holdings) occurs and is continuing, the Trustee or the holders of at least 30% in principal amount of outstanding Notes (with a copy to the Trustee) by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon the Trustee’s or the holders’ of at least 30% in principal amount of outstanding Notes notification to the Issuers of such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(f) or (g) with respect to the Issuers occurs, the principal of, premium, if any, and interest on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of outstanding Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

In the event of any Event of Default specified in Section 6.01(e), such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

If the Notes are accelerated or otherwise become due prior to their maturity date, in each case, as a result of an Event of Default (including, but not limited to, upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)) on or after the first anniversary of the Issue Date, the amount of principal of, accrued and unpaid interest and premium on the Notes that becomes due and payable shall equal the optional redemption price, plus accrued and unpaid interest to such date, applicable with respect to an optional redemption of the Notes, in effect on the date of such acceleration as if such acceleration were an optional redemption of the Notes accelerated. If the Notes are accelerated or otherwise become due prior to their maturity date, in each case, as a result of an Event of Default (including, but not limited to, upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)) prior to the first anniversary of the Issue Date, the amount of principal of, accrued and unpaid interest and premium on the Notes that becomes due and payable shall equal 100% of the principal amount of the Notes prepaid plus the Applicable Premium in effect on the date of such acceleration, plus accrued and unpaid interest to such date, as if such acceleration were an optional redemption of the Notes accelerated.

In any such case, the optional redemption price or the principal amount of the Notes plus the Applicable Premium, as applicable, shall constitute part of the Notes, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the Issuers and the Subsidiary Guarantors, on the one hand, and the holders of the Notes, on the other hand, as to a reasonable calculation of each holder’s lost profits as a result thereof. Any amounts payable pursuant to the above shall be presumed to be the liquidated damages sustained by each holder of Notes, and each of the Issuers and the Subsidiary Guarantors agrees that it is reasonable under the circumstances currently existing. The optional redemption price or the principal amount of the Notes plus the Applicable Premium, as applicable, shall also be payable in the event the Notes are satisfied or released by foreclosure (whether by power of judicial proceeding, deed in lieu of foreclosure or by any other means). EACH OF THE ISSUERS AND THE SUBSIDIARY GUARANTORS EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING AMOUNTS IN CONNECTION WITH ANY SUCH ACCELERATION. Each of the Issuers and the Subsidiary Guarantors expressly agrees (to the fullest extent it may lawfully do so) that: (A) each of the optional redemption price or the principal amount of the Notes plus the Applicable Premium, as applicable, is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the optional redemption price or the principal amount of the Notes plus the Applicable Premium, as applicable, shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the holders of the Notes, the Issuers and the Subsidiary Guarantors giving specific consideration in this transaction for such agreement to pay the optional redemption price or the principal amount of the Notes plus the Applicable Premium, as applicable; and (D) the Issuers and the Subsidiary Guarantors shall be estopped hereafter from claiming differently than as agreed to in this paragraph. Each of the Issuers and the Subsidiary Guarantors expressly acknowledges that its agreement to pay the optional redemption price or the principal amount of the Notes plus the Applicable Premium, as applicable, to the holders of the Notes as herein described is a material inducement to the holders of the Notes to receive the Notes.

SECTION 6.03 Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or the Security Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. To the extent required by law, all available remedies are cumulative.

SECTION 6.04 Waiver of Past Defaults. Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of this Indenture or (c) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured and the Issuers, the Trustee and the holders will be restored to their former positions and rights under this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

SECTION 6.05 Control by Majority. The holders of a majority in principal amount of then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Article VII, that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability or expenses for which it is not adequately indemnified; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

SECTION 6.06 Limitation on Suits.

(a) Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to this Indenture, the Notes or the Security Documents unless:

(i) such holder has previously given the Trustee written notice that an Event of Default is continuing,

(ii) holders of at least 30% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy,

(iii) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

(b) A holder may not use this Indenture to prejudice the rights of another holder or to obtain a preference or priority over another holder.

SECTION 6.07 Contractual Rights of the Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the contractual right of any holder to receive payment of principal of and interest on the Note held by such holder, on or after the respective due dates thereof, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.

SECTION 6.08 Collection Suit by Trustee. If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuers or any other obligor on the Notes for the whole amount then due and owing (together with interest on overdue principal and (to the extent lawful) on any unpaid interest at the rate provided for in the Notes) and any amount due hereunder.

SECTION 6.09 Trustee May File Proofs of Claim. The Trustee may file such proofs of claim, statements of interest and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation, expenses disbursements and advances of the Trustee (including counsel, accountants, experts or such other professionals as the Trustee deems necessary, advisable or appropriate)) and the holders allowed in any judicial proceedings relative to the Issuer, the Subsidiary Guarantors, their creditors or their property, shall be entitled to participate as a member, voting or otherwise, of any official committee of creditors appointed in such matters and, unless prohibited by law or applicable regulations, may vote on behalf of the holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee hereunder. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any holder, or to authorize the Trustee to vote in respect of the claim of any holder in any such proceeding.

SECTION 6.10 Application of Funds. After the exercise of remedies (or after all Notes have automatically become immediately due and payable), any amounts received by the Trustee on account of the Obligations shall, subject to the Senior Lien Intercreditor Agreement, be applied by the Trustee in accordance with Section 4.02 of the Collateral Agreement.

SECTION 6.11 Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Article VI does not apply to a suit by the Trustee, a suit by a holder pursuant to Section 6.07 or a suit by holders of more than 10% in principal amount of the Notes.

SECTION 6.12 Waiver of Stay or Extension Laws. Neither the Issuers nor any Subsidiary Guarantor (to the extent it may lawfully do so) shall at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuers and the Subsidiary Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VII

TRUSTEE

SECTION 7.01 Duties of Trustee.

(a) The Trustee, prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee (it being agreed that the permissive right of the Trustee to do things enumerated in this Indenture shall not be construed as a duty); and

(ii) the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. The Trustee shall be under no duty to make any investigation as to any statement contained in any such instance, but may accept the same as conclusive evidence of the truth and accuracy of such statement or the correctness of such opinions. However, in the case of certificates or opinions required by any provision hereof to be provided to it, the Trustee shall examine the form of certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it hereunder; and

(iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise Incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.

(f) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01 and the TIA.

SECTION 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officers’ Certificate or Opinion of Counsel.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be responsible or liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or gross negligence as determined by a court of competent jurisdiction in a final non-appealable order.

(e) The Trustee may consult with counsel of its own selection and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document unless requested in writing to do so by the holders of not less than a majority in principal amount of the Notes at the time outstanding, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuers, personally or by agent or attorney, at the expense of the Issuers and shall Incur no liability of any kind by reason of such inquiry or investigation.

(g) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or the Security Documents at the written request or direction of any of the holders pursuant to this Indenture, unless, subject to the terms hereof, such holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be Incurred by it in compliance with such request or direction.

(h) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder, including the Collateral Agent.

(i) The Trustee shall not be responsible or liable for any action taken or omitted by it in good faith at the direction of the holders of not less than a majority in principal amount of the Notes as to the time, method and place of conducting any proceedings for any remedy available to the Trustee or the exercising of any power conferred by this Indenture.

(j) Any action taken, or omitted to be taken, by the Trustee in good faith pursuant to this Indenture upon the request or authority or consent of any person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding upon future holders of Notes and upon Notes executed and delivered in exchange therefor or in place thereof.

(k) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office, and such notice references the Notes and this Indenture.

(l) The Trustee may request that the Issuers deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any Person authorized to sign an Officers’ Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(m) The Trustee shall not be responsible or liable for punitive, special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of actions.

(n) The Trustee shall not be required to give any bond or surety in respect of the execution of the trusts and powers under this Indenture.

(o) The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunction of utilities, computer (hardware or software) or communication services; accidents; labor disputes; and acts of civil or military authorities and governmental action.

SECTION 7.03 Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent or Registrar may do the same with like rights. However, the Trustee must comply with Section 7.10 and 7.11.

SECTION 7.04 Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Subsidiary Guarantees or the Notes, it shall not be accountable for the Issuers’ use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuers or any Subsidiary Guarantor in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication. The Trustee shall not be charged with knowledge of any Default or Event of Default under Sections 6.01(c), (d), (e), (f), (g), (h), (i), (j) or (k), or of the identity of any Significant Subsidiary unless either (a) a Trust Officer shall have actual knowledge thereof or (b) the Trustee shall have received written notice thereof in accordance with Section 13.02 hereof from the Issuers, any Subsidiary Guarantor or any holder. In accepting the trust hereby created, the Trustee acts solely as Trustee under this Indenture and not in its individual capacity and all persons, including without limitation the holders of Notes and the Issuers having any claim against the Trustee arising from this Indenture shall look only to the funds and accounts held by the Trustee hereunder for payment except as otherwise provided herein.

SECTION 7.05 Notice of Defaults. If a Default occurs and is continuing and is actually known to a Trust Officer, the Trustee shall mail, or deliver electronically if held by the Depository, to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee at the Corporate Trust Office. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long it in good faith determines that withholding notice is in the interests of the noteholders. Holdings is required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year and whether such Default is continuing and, if so, proposed steps to cure such Default. Holdings also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Holdings is taking or proposes to take in respect thereof.

SECTION 7.06 Reports by Trustee to the Holders. As promptly as practicable after each November 1 beginning with the November 1 following the date of this Indenture, and in any event prior to December 1 in each year, the Trustee shall mail to each holder a brief report dated as of such November 1 that complies with Section 313(a) of the TIA if and to the extent required thereby. The Trustee shall also comply with Section 313(b) of the TIA.

Pursuant to Section 313(d) of the TIA, a copy of each report at the time of its mailing to the holders shall be filed with the SEC and each stock exchange (if any) on which the Notes are listed if the Notes are listed. Holdings agrees to notify promptly the Trustee whenever the Notes become listed on any stock exchange and of any delisting thereof. All reports pursuant to this Section 7.06 shall be provided in accordance with Section 313(c) of the TIA.

SECTION 7.07 Compensation and Indemnity. The Issuers shall pay to the Trustee (acting in any capacity hereunder) and the Collateral Agent from time to time compensation for their acceptance of this Indenture and their services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuers shall reimburse the Trustee and the Collateral Agent upon request for all reasonable out-of-pocket expenses Incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s and the Collateral Agent’s agents, counsel, accountants and experts. The Issuers and the Subsidiary Guarantors, jointly and severally, shall indemnify the Trustee (acting in any capacity hereunder) and the Collateral Agent or any predecessor Trustee or Collateral Agent and their directors, officers, employees and agents against any and all loss, liability, claim, damage or expense (including reasonable attorneys’ fees and expenses and including taxes (other than taxes based upon, measured by or determined by the income of the Trustee) Incurred by or in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture or any Subsidiary Guarantee against any Issuer or any Subsidiary Guarantor (including this Section 7.07) and defending itself against or investigating any claim (whether asserted by any Issuer, any Subsidiary Guarantor, any holder or any other Person). The obligation to pay such amounts shall survive the payment in full or defeasance of the Notes or the removal or resignation of the Trustee and/or the Collateral Agent. The Trustee shall notify the Issuers of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Issuers shall not relieve any Issuer or any Subsidiary Guarantor of its indemnity obligations hereunder. The Issuers shall defend the claim and the indemnified party shall provide reasonable cooperation at the Issuers’ expense in the defense. Such indemnified parties may have separate counsel and the Issuers and such Subsidiary Guarantors, as applicable, shall pay the fees and expenses of such counsel; provided, however, that the Issuers shall not be required to pay such fees and expenses if it assumes such indemnified parties’ defense and, in such indemnified parties’ reasonable judgment, there is no actual or potential conflict of interest between the Issuers and the Subsidiary Guarantor, as applicable, and such parties in connection with such defense. The Issuers need not reimburse any expense or indemnify against any loss, liability or expense Incurred by an indemnified party through such party’s own willful misconduct or gross negligence.

To secure the Issuers’ and the Subsidiary Guarantors’ payment obligations hereunder, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes.

The Issuers’ and the Subsidiary Guarantors’ payment obligations pursuant to this Indenture shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any Bankruptcy Law or the resignation or removal of the Trustee and/or the Collateral Agent. Without prejudice to any other rights available to the Trustee or the Collateral Agent under applicable law, when the Trustee or the

Collateral Agent Incurs expenses after the occurrence of a Default specified in Section 6.01(f) or (g) with respect to the Issuer, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

No provision of this Indenture shall require the Trustee or the Collateral Agent to expend or risk its own funds or otherwise Incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if repayment of such funds or adequate indemnity against such risk or liability is not assured to its satisfaction.

SECTION 7.08 Replacement of Trustee.

(a) The Trustee may resign at any time by so notifying the Issuer. The holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee. The Issuers may upon five Business Days’ notice remove the Trustee if:

(i) the Trustee fails to comply with Section 7.10;

(ii) the Trustee is adjudged bankrupt or insolvent;

(iii) a receiver or other public officer takes charge of the Trustee or its property; or

(iv) the Trustee otherwise becomes incapable of acting.

(b) If the Trustee resigns, is removed by the Issuers or by the holders of a majority in principal amount of the Notes and such holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuers shall promptly appoint a successor Trustee.

(c) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail, or otherwise deliver in accordance with the procedures of the Depository, a notice of its succession to the holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07. The retiring (or removed) Trustee shall have no liability or responsibility for the actions or inaction of any successor Trustee.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the holders of 10% in principal amount of the Notes may petition at the expense of the Issuers any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee fails to comply with Section 7.10, unless the Trustee’s duty to resign is stayed as provided in Section 310(b) of the TIA, any holder who has been a bona fide holder of a Note for at least six months may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Issuers’ obligations under Article VII shall continue for the benefit of the retiring Trustee.

SECTION 7.09 Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

SECTION 7.10 Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of Section 310(a) of the TIA. The Trustee shall have a combined capital and surplus of at least $100 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Section 310(b) of the TIA, subject to its right to apply for a stay of its duty to resign under the penultimate paragraph of Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA any series of securities issued under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuers are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

SECTION 7.11 Preferential Collection of Claims Against the Issuers. The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated.

SECTION 7.12 Limitation on Duty of Trustee and Collateral Agent in Respect of Collateral; Indemnification.

(a) Beyond the exercise of reasonable care in the custody thereof, the Trustee and the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee and the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee and the Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee and the Collateral Agent in good faith.

(b) The Trustee and the Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Issuers to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. Subject to Section 7.01 of this Indenture, the Trustee and the Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture, the Senior Lien Intercreditor Agreement, the Collateral Agreement or any other Security Document by the Issuers, the Subsidiary Guarantors or the Collateral Agent (in the case of the Trustee). The Trustee and the Collateral Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Issuers or by the Trustee or the Collateral Agent, in relation to any matter arising in the administration of this Indenture or the Security Documents.

ARTICLE VIII

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01 Discharge of Liability on Notes; Defeasance.

(a) This Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights, indemnities and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in this Indenture) as to all outstanding Notes when:

(i) either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all of the Notes (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year or (3) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in U.S. dollars in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption;

(ii) the Issuers and/or the Subsidiary Guarantors have paid all other sums payable under this Indenture; and

(iii) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

(b) Subject to Sections 8.01(c) and 8.02, the Issuers at any time may terminate (i) all of their obligations under the Notes and this Indenture with respect to the holders of the Notes (“legal defeasance option”), and (ii) their obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.11, 4.12, 4.15, 4.16 and the operation of Section 5.01 for the benefit of the holders of the Notes, and Sections 6.01(c), 6.01(d), 6.01(e), 6.01(f), 6.01(g) (in the case of Sections 6.01(f) and 6.01(g) with respect to Significant Subsidiaries only), 6.01(h), 6.01(i) 6.01(j) and 6.01(k) (“covenant defeasance option”). The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. In the event that the Issuers terminate all of their obligations under the Notes and this Indenture (with respect to such Notes) by exercising their legal defeasance option or their covenant defeasance option, the obligations of each Subsidiary Guarantor with respect to its Subsidiary Guarantee and the Security Documents shall be terminated simultaneously with the termination of such obligation.

If the Issuers exercises their legal defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default. If the Issuers exercise their covenant defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default specified in Sections 6.01(c), 6.01(d), 6.01(e), 6.01(f), 6.01(g) (in the case of Sections 6.01(f) and (g), with respect to Significant Subsidiaries only), 6.01(h), 6.01(i), 6.01(j) or 6.01(k) or because of the failure of Holdings to comply with Section 5.01(a)(iv).

Upon satisfaction of the conditions set forth herein and upon request of the Issuers, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuers terminate.

(c) Notwithstanding clauses (a) and (b) above, the Issuers’ obligations in Sections 2.04, 2.05, 2.06, 2.07, 2.08 and 2.09 and Article VII, including, without limitation, Sections 7.07 and 7.08, and in this Article VIII and the rights, indemnities and immunities of the Trustee under this Indenture shall survive until the Notes have been paid in full. Thereafter, the Issuers’ obligations in Sections 7.07, 7.08, 8.05 and 8.06 and the rights, indemnities and immunities of the Trustee under this Indenture shall survive such satisfaction and discharge.

SECTION 8.02 Conditions to Defeasance.

(a) The Issuers may exercise their legal defeasance option or their covenant defeasance option only if:

(i) the Issuers irrevocably deposit in trust with the Trustee cash in U.S. dollars, U.S. Government Obligations or a combination thereof sufficient to pay the principal of and premium (if any) and interest on the Notes when due at maturity or redemption, as the case may be;

(ii) the Issuers deliver to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to maturity or redemption, as the case may be;

(iii) no Default specified in Section 6.01(f) or (g) with respect to the Issuers shall have occurred or is continuing on the date of such deposit;

(iv) the deposit does not constitute a default under any other material agreement or instrument binding on the Issuers;

(v) in the case of the legal defeasance option, the Issuers shall have delivered to the Trustee an Opinion of Counsel stating that (1) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of this Indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption. Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

(vi) such exercise does not impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates thereof or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(vii) in the case of the covenant defeasance option, the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

(viii) the Issuers deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes to be so defeased and discharged as contemplated by this Article VIII have been complied with.

(b) Before or after a deposit, the Issuers may make arrangements satisfactory to the Trustee for the redemption of such Notes at a future date in accordance with Article III.

SECTION 8.03 Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations (including proceeds thereof) deposited with it pursuant to this Article VIII. The Trustee shall apply the deposited money and the money from U.S. Government Obligations through each Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes so discharged or defeased.

SECTION 8.04 Repayment to Issuer. Each of the Trustee and each Paying Agent shall promptly turn over to the Issuers upon request any money or U.S. Government Obligations held by it as provided in this Article VIII that, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent discharge or defeasance in accordance with this Article VIII.

Subject to any applicable abandoned property law, the Trustee and each Paying Agent shall pay to the Issuers upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, holders entitled to the money must look to the Issuers for payment as general creditors, and the Trustee and each Paying Agent shall have no further liability with respect to such monies.

SECTION 8.05 Indemnity for U.S. Government Obligations. The Issuers shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

SECTION 8.06 Reinstatement. If the Trustee or any Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuers’ obligations under this Indenture and the Notes so discharged or defeased shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or any Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article VIII; provided, however, that, if the Issuers have made any payment of principal of, or interest on, any such Notes because of the reinstatement of its obligations, the Issuers shall be subrogated to the rights of the holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or any Paying Agent.

ARTICLE IX

AMENDMENTS AND WAIVERS

SECTION 9.01 Without Consent of the Holders.

(a) The Issuers, the Trustee and the Collateral Agent may amend this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents, the Senior Lien Intercreditor Agreement and/or any Customary Intercreditor Agreements without notice to or consent of any holder:

(i) to cure any ambiguity, omission, mistake, defect or inconsistency;

(ii) to provide for the assumption by a Successor Company (with respect to an Issuer) of the obligations of an Issuer under this Indenture, the Notes, the Security Documents and the Senior Lien Intercreditor Agreement;

(iii) to provide for the assumption by a Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor), as the case may be, of the obligations of a Subsidiary Guarantor under this Indenture, its Subsidiary Guarantee, the Security Documents and the Senior Lien Intercreditor Agreement;

(iv) to provide for uncertificated Notes in addition to or in place of certificated Notes, provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(v) [reserved];

(vi) to add a Subsidiary Guarantee or collateral with respect to the Notes,

(vii) [intentionally omitted];

(viii) to release Collateral or a Subsidiary Guarantee as permitted by this Indenture, the Security Documents or the Senior Lien Intercreditor Agreement;

(ix) [intentionally omitted];

(x) to add to the covenants of the Issuers or any Subsidiaries for the benefit of the holders or to surrender any right or power herein conferred upon the Issuers or any Subsidiary;

(xi) to comply with any requirement of the SEC in connection with qualifying or maintaining the qualification of, this Indenture under the TIA;

(xii) to make any change that does not adversely affect the rights of any holder;

(xiii) to provide for the issuance of Additional Notes or Exchange Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial Notes, as a single issue of securities; or

(xiv) to effect any provision of this Indenture.

(b) The Senior Lien Intercreditor Agreement may be amended without the consent of any holder of Notes, the Trustee or the Collateral Agent in connection with the permitted entry into the Senior Lien Intercreditor Agreement of any class of additional secured creditors holding Other Second-Lien Obligations, First-Priority Lien Obligations or Junior Lien Obligations to effectuate such entry into the Senior Lien Intercreditor Agreement and to make the lien of such class equal and ratable with, as applicable, the lien of the First-Priority Lien Obligations, the Other Second-Lien Obligations or the Junior Lien Obligations, in each case, to the extent such First-Priority Lien Obligations, Other Second-Lien Obligations or Junior Lien Obligations are expressly permitted to be incurred pursuant to this Indenture.

(c) After an amendment under this Section 9.01 becomes effective, the Issuers shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment. The failure to give such notice to all holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.01.

SECTION 9.02 With Consent of the Holders. The Issuers, the Trustee and the Collateral Agent may amend this Indenture, the Notes, the Subsidiary Guarantees, the Security Documents, the Senior Lien Intercreditor Agreement and/or any Customary Intercreditor Agreements with the consent of the Issuers and the holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (including consents obtained in connection with a tender offer or exchange for the Notes). However, without the consent of each holder of an outstanding Note affected, an amendment may not:

(1) reduce the amount of Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on any Note,

(3) reduce the principal of or extend the Stated Maturity of any Note,

(4) reduce the premium payable (if any) upon the redemption of any Note or change the time at which any Note may be redeemed in accordance with Article III,

(5) make any Note payable in money other than that stated in such Note,

(6) expressly subordinate the Notes or any Subsidiary Guarantee to any other Indebtedness of an Issuer or any Subsidiary Guarantor,

(7) impair the contractual right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions, or

(9) make any change in the provisions dealing with the application of proceeds of Collateral in the Senior Lien Intercreditor Agreement, the Security Documents or this Indenture that would adversely affect the holders of Notes.

Except as expressly provided by this Indenture or the Security Documents, without the consent of the holders of at least 66.67% in aggregate principal amount of the Notes then outstanding, no amendment may modify or release the Subsidiary Guarantee of any Significant Subsidiary in any manner adverse to the holders of Notes. Without the consent of the holders of at least 66.67% in aggregate principal amount of the Notes then outstanding, no amendment or waiver may release all or substantially all of the Collateral from the Lien of the Security Documents with respect to the Notes.

It shall not be necessary for the consent of the holders under this Section 9.02 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section 9.02 becomes effective, the Issuers shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment. The failure to give such notice to all holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.02.

SECTION 9.03 Revocation and Effect of Consents and Waivers.

(a) A consent to an amendment or a waiver by a holder of a Note shall bind the holder and every subsequent holder of that Note or portion of the Note that evidences the same debt as the consenting holder’s Note, even if notation of the consent or waiver is not made on the Note. However, any such holder or subsequent holder may revoke the consent or waiver as to such holder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date on which the Trustee receives an Officers’ Certificate from Holdings certifying that the requisite principal amount of Notes have consented. After an amendment or waiver becomes effective, it shall bind every holder. An amendment or waiver becomes effective upon the (i) receipt by the Issuers or the Trustee of consents by the holders of the requisite principal amount of securities, (ii) satisfaction of conditions to effectiveness as set forth in this Indenture and any indenture supplemental hereto containing such amendment or waiver and (iii) execution of such amendment or waiver (or supplemental indenture) by the Issuers, the Subsidiary Guarantors and the Trustee.

(b) The Issuers may, but shall not be obligated to, fix a record date for the purpose of determining the holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.04 Notation on or Exchange of Notes. If an amendment, supplement or waiver changes the terms of a Note, the Issuers may require the holder of the Note to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note regarding the changed terms and return it to the holder. Alternatively, if the Issuers or the Trustee so determine, the Issuers in exchange for the Note shall issue and, upon written order of each Issuer signed by an Officer, the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, supplement or waiver.

SECTION 9.05 Trustee to Sign Amendments. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article IX if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment, the Trustee shall be entitled to receive indemnity satisfactory to it and shall be provided with, and (subject to Section 7.01) shall be fully protected in relying upon, (i) an Officers’ Certificate, (ii) an Opinion of Counsel stating that such amendment, supplement or waiver is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuers and any Subsidiary Guarantors, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof, (iii) a copy of the resolution of the Board of Directors, certified by the Secretary or Assistant Secretary of Holdings, authorizing the execution of such amendment, supplement or waiver and (iv) if such amendment, supplement or waiver is executed pursuant to Section 9.02, evidence reasonably satisfactory to the Trustee of the consent of the holders required to consent thereto.

SECTION 9.06 Additional Voting Terms; Calculation of Principal Amount. All Notes issued under this Indenture shall vote and consent together on all matters (as to which any of such Notes may vote) as one class and no Notes will have the right to vote or consent as a separate class on any matter. Determinations as to whether holders of the requisite aggregate principal amount of Notes have concurred in any direction, waiver or consent shall be made in accordance with this Article IX and Section 2.13.

SECTION 9.07 Compliance with Trust Indenture Act. From the date on which this Indenture is qualified under the TIA, every amendment, waiver or supplement to this Indenture or the Notes shall comply with the TIA as then in effect.

ARTICLE X

RANKING OF NOTE LIENS

SECTION 10.01 Relative Rights. The Senior Intercreditor Agreement governs the relative rights and remedies, as lienholders, among holders of Liens securing First-Priority Lien Obligations and holders of Liens securing Second Priority Lien Obligations.

ARTICLE XI

COLLATERAL

SECTION 11.01 Security Documents. The payment of the principal of and interest and premium, if any, on the Notes when due, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise and whether by the Issuers pursuant to the Notes or by the Subsidiary Guarantors pursuant to the Subsidiary Guarantees, the payment of all other Notes Obligations and the performance of all other obligations of the Issuers and the Subsidiary Guarantors under this Indenture, the Notes, the Subsidiary Guarantees and the Security Documents shall be secured as provided in the Security Documents, which the Issuers and the applicable Subsidiary Guarantors entered into on the Issue Date and will be secured by Security

Documents hereafter delivered as required or permitted by this Indenture. Holdings shall, and shall cause each Restricted Subsidiary to, and each Restricted Subsidiary shall, make all filings (including filings of continuation statements and amendments to UCC financing statements that may be necessary to continue the effectiveness of such UCC financing statements) and all other actions as are necessary or required by the Security Documents to maintain (at the sole cost and expense of Holdings and the Restricted Subsidiaries) the security interest created by the Security Documents in the Collateral (other than with respect to any Collateral the security interest in which is not required to be perfected under the Security Documents) as a continuing perfected security interest subject only to Permitted Liens and Liens permitted by Section 4.12.

SECTION 11.02 Collateral Agent.

(a) The Collateral Agent is authorized and empowered to appoint one or more co-Collateral Agents or sub-agents as it deems necessary or appropriate.

(b) Subject to Section 7.01, neither the Trustee nor the Collateral Agent nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for the existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency, continuation, maintenance or protection of any Lien securing Second Priority Lien Obligations or otherwise granted in connection with the Transactions, or for any defect or deficiency as to any such matters, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens securing Second Priority Lien Obligations or the Security Documents or any delay in doing so.

(c) The Collateral Agent will be subject to such directions as may be given it by the Trustee from time to time (as required or permitted by this Indenture); provided that in the event of conflict between directions received pursuant to the Security Documents and the Senior Lien Intercreditor Agreement and directions received hereunder, the Collateral Agent will be subject to directions received pursuant to the Security Documents and the Senior Lien Intercreditor Agreement. Except as directed by the Trustee as required or permitted by this Indenture and any other representatives or pursuant to the Security Documents or the Senior Lien Intercreditor Agreement, the Collateral Agent will not be obligated:

(1) to act upon directions purported to be delivered to it by any other Person;

(2) to foreclose upon or otherwise enforce any Lien securing Second Priority Lien Obligations; or

(3) to take any other action whatsoever with regard to any or all of the Liens securing Second Priority Lien Obligations (or any Lien), Security Documents or Collateral.

(d) The Collateral Agent will be accountable only for amounts that it actually receives as a result of the enforcement of the Liens securing Second Priority Lien Obligations or the Security Documents.

(e) In acting as Collateral Agent or co-Collateral Agent, the Collateral Agent and each co-Collateral Agent may rely upon and enforce each and all of the rights, powers, immunities, indemnities and benefits of the Trustee under Article VII hereof.

(f) The holders of Notes agree that the Collateral Agent shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Collateral Agent by this Indenture and the Security Documents. Furthermore, each holder of a Note, by accepting such Note, consents to the terms of and authorizes and directs the Trustee (in each of its capacities) and the Collateral Agent to enter into and perform each of the Senior Lien Intercreditor Agreement and Security Documents in each of its capacities thereunder.

(g) If the Issuers (i) Incur First-Priority Lien Obligations at any time when no intercreditor agreement is in effect or at any time when Indebtedness constituting First-Priority Lien Obligations entitled to the benefit of the Senior Lien Intercreditor Agreement is concurrently retired, and (ii) deliver to the Collateral Agent an Officers’ Certificate so stating and requesting the Collateral Agent to enter into an intercreditor agreement (on substantially the same terms as the Senior Lien Intercreditor Agreement) in favor of a designated agent or representative for the holders of the First-Priority Lien Obligations so Incurred, the Collateral Agent shall (and is hereby authorized and directed to) enter into such intercreditor agreement, bind the holders on the terms set forth therein and perform and observe its obligations thereunder.

(h) At all times when the Trustee is not itself the Collateral Agent, the Issuers will deliver to the Trustee copies of all Security Documents delivered to the Collateral Agent and copies of all documents delivered to the Collateral Agent pursuant to this Indenture and the Security Documents.

(i) If the Issuers Incur any Other Second-Lien Obligations or any Junior Lien Obligations and deliver to the Collateral Agent and/or the Trustee, as applicable, an Officers’ Certificate requesting the Collateral Agent and/or the Trustee, as applicable, to enter into a Customary Intercreditor Agreement with a designated agent or representative for the holders of the Other Second-Lien Obligations or the Junior Lien Obligations, as applicable, so Incurred, the Collateral Agent and/or the Trustee, as applicable, shall (and each is hereby authorized to) enter into such Customary Intercreditor Agreement, bind the holders on the terms set forth therein and perform and observe its obligations thereunder.

SECTION 11.03 Authorizations of Actions to Be Taken. (a) Each holder of Notes, by its acceptance thereof, consents and agrees to the terms hereof and of each Security Document and the Senior Lien Intercreditor Agreement as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of this Indenture, authorizes and directs the Trustee and/or the Collateral Agent to enter into the Senior Lien Intercreditor Agreement and the Security Documents to which it is a party, authorizes and empowers the Trustee to direct the Collateral Agent to enter into, and the Collateral Agent to execute and deliver, the Security Documents and the Senior Lien Intercreditor Agreement and authorizes and empowers the Trustee and the Collateral Agent to bind the holders of Notes and other holders of Obligations as set forth in the Security Documents to which it is a party and the Senior Lien Intercreditor Agreement and to perform its obligations and exercise its rights and powers thereunder.

(b) Subject to the provisions of the Senior Lien Intercreditor Agreement and the Security Documents, the Trustee and the Collateral Agent are authorized and empowered to receive for their benefit and for the benefit of the holders of Notes any funds collected or distributed under the Security Documents to which the Collateral Agent or Trustee is a party and to make further distributions of such funds to the holders of Notes according to the provisions of this Indenture.

(c) Subject to the provisions of Article VI, Section 7.01 and Section 7.02 hereof, the Senior Lien Intercreditor Agreement and the Security Documents, upon the occurrence and continuance of an Event of Default, the Trustee may, in its sole discretion and without the consent of the holders, direct, on behalf of the holders, the Collateral Agent to take all actions necessary or appropriate in order to:

(1) foreclose upon or otherwise enforce any or all of the Liens securing the Second Priority Lien Obligations;

(2) enforce any of the terms of the Security Documents to which the Collateral Agent or Trustee is a party; or

(3) collect and receive payment of any and all Notes Obligations.

Subject to the Senior Lien Intercreditor Agreement, the Trustee is authorized and empowered to institute and maintain, or direct the Collateral Agent to institute and maintain, such suits and proceedings as are necessary to protect or enforce the Liens securing the Second Priority Lien Obligations or the Security Documents to which the Collateral Agent or the Trustee is a party or to prevent any impairment of Collateral by any acts that may be unlawful or in violation of the Security Documents to which the Collateral Agent or the Trustee is a party or this Indenture, and such suits and proceedings as are necessary to preserve or protect its interests and the interests of the holders of Notes in the Collateral, including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of holders, the Trustee or the Collateral Agent.

SECTION 11.04 Release of Liens. (a) Notwithstanding anything to the contrary in the Security Documents, Collateral may be released from the Lien and security interest created by the Security Documents to secure the Notes and Obligations under this Indenture at any time or from time to time in accordance with the provisions of the Senior Lien Intercreditor Agreement or the Security Documents or as provided hereby. The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes, and the applicable Subsidiary Guarantor shall be automatically released from its obligations under this Indenture and the Security Documents, under any one or more of the following circumstances or any applicable circumstance as provided in the Senior Lien Intercreditor Agreement or the Security Documents:

(1) to enable the Issuers and its Subsidiaries to consummate the disposition of such property or assets to a Person that is not an Issuer or a Subsidiary Guarantor to the extent permitted under Section 4.06 or not otherwise constituting an Asset Sale;

(2) in respect of the property and assets of a Subsidiary Guarantor, (i) upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with Section 4.04 and the definition of “Unrestricted Subsidiary”, and such Subsidiary Guarantor shall be automatically released from its obligations hereunder and under the Security Documents or (ii) upon the release or discharge of the Subsidiary Guarantee of such Subsidiary Guarantor in accordance with Section 12.02(b);

(3) in respect of the property and assets of the Issuers, upon the release or discharge of the Issuers’ Notes Obligations in accordance with this Indenture;

(4) [reserved];

(5) [reserved];

(6) pursuant to an amendment or waiver in accordance with Article IX; and

(7) if the Notes have been discharged or defeased pursuant to Section 8.01.

In addition, the security interests granted pursuant to the Security Documents securing the Obligations shall automatically terminate and/or be released all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to the applicable Pledgors (as defined in the Collateral Agreement), as of the date when all the Obligations under this Indenture, the Notes and the Security Documents (other than contingent or unliquidated obligations or liabilities not then due) have been paid in full in cash or immediately available funds.

In connection with any termination or release pursuant to this Section 11.04(a), the Collateral Agent shall execute and deliver to any Pledgor (as defined in the Collateral Agreement), at such Pledgor’s expense, all documents that such Pledgor shall reasonably request to evidence such termination or release (including, without limitation, UCC termination statements), and will duly assign and transfer to such Pledgor, such of the Pledged Collateral (as defined in the Collateral Agreement) that may be in the possession of the Collateral Agent and has not theretofore been sold or otherwise applied or released pursuant to this Indenture or the Security Documents. Any execution and delivery of documents pursuant to this Section 11.04(a) shall be without recourse to or warranty by the Collateral Agent. In connection with any release pursuant to this Section 11.04(a), the Pledgors shall be permitted to take any action in connection therewith consistent with such release including, without limitation, the filing of UCC termination statements.

Upon the receipt of an Officers’ Certificate and Opinion of Counsel from the Issuers, as described in Section 11.04(b) below, if applicable, and any necessary or proper instruments of termination, satisfaction or release prepared by the Issuers, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture, the Security Documents or the Senior Lien Intercreditor Agreement.

(b) Notwithstanding anything herein to the contrary, in connection with (x) any release of Collateral pursuant to Section 11.04(a)(2) or (3), such Collateral may not be released from the Lien and security interest created by the Security Documents and (y) any release of Collateral pursuant to Section 11.04(a)(1) and (7), the Collateral Agent shall not be required to execute, deliver or acknowledge any instruments of termination, satisfaction or release unless, in each case, an Officer’s Certificate and Opinion of Counsel certifying that all conditions precedent, including, without limitation, this Section 11.04, have been met and stating under which of the circumstances set forth in Section 11.04(a) above the Collateral is being released have been delivered to the Collateral Agent on or prior to the date of such release or, in the case of clause (y) above, the date on which the Collateral Agent executes any such instrument.

(c) Notwithstanding anything herein to the contrary, at any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of this Indenture or the Security Documents will be effective as against the holders, except as otherwise provided in the Senior Lien Intercreditor Agreement.

SECTION 11.05 Powers Exercisable by Receiver or Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XI upon the Issuers or the Subsidiary Guarantors with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuers or the Subsidiary Guarantors or of any officer or officers thereof required by the provisions of this Article XI; and if the Trustee, the Collateral Agent or a nominee of the Trustee or the Collateral Agent shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee, the Collateral Agent or a nominee of the Trustee or the Collateral Agent.

SECTION 11.06 Release Upon Termination of the Issuers’ Obligations. In the event (i) that the Issuers deliver to the Trustee an Officers’ Certificate and Opinion of Counsel certifying that all the obligations under this Indenture, the Notes and the Security Documents have been satisfied and discharged by the payment in full of the Issuers’ obligations under the Notes, this Indenture and the Security Documents, and all such obligations have been so satisfied, or (ii) a discharge, legal defeasance or covenant defeasance of this Indenture occurs under Article VIII, the Trustee shall deliver to the Issuers and the Collateral Agent a notice stating that the Trustee, on behalf of the holders, disclaims and gives up any and all rights it has in or to the Collateral, and any rights it has under the Security Documents, and upon receipt by the Collateral Agent of such notice, the Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee and shall do or cause to be done all acts reasonably necessary at the request and expense of the Issuer to release such Lien as soon as is reasonably practicable.

SECTION 11.07 Designations. Except as provided in the next sentence, for purposes of the provisions hereof and the Senior Lien Intercreditor Agreement and any Customary Intercreditor Agreement requiring the Issuer to designate Indebtedness for the purposes of the terms First-Priority Lien Obligations, Other Second-Lien Obligations, Junior Lien Obligations or any other such designations hereunder or under the Senior Lien Intercreditor Agreement, any such designation shall be sufficient if the relevant designation provides in writing that such First-Priority Lien Obligations, Other Second-Lien Obligations, Junior Lien Obligations or such other designations are permitted under this Indenture and is signed on behalf of the Issuers by an Officer and delivered to the Trustee and the Collateral Agent. For all purposes hereof and the Senior Lien Intercreditor Agreement, the

Issuers hereby designate the Obligations pursuant to the Credit Agreement as in effect on the Issue Date as “First-Priority Lien Obligations.”

SECTION 11.08 Certificates and Opinions. (a) Any release of Collateral permitted by Section 11.04 hereof will be deemed not to impair the Liens under this Indenture and the Security Documents in contravention thereof and any Person that is required to deliver an officer’s certificate or Opinion of Counsel pursuant to TIA Section 314(d) shall be entitled to rely upon the foregoing as a basis for delivery of such certificate or opinion. The Trustee may, to the extent permitted by Section 7.01 and 7.02 hereof, accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such documents and Opinion of Counsel.

(b) If any Collateral is released in accordance with this Indenture, the Senior Lien Intercreditor Agreement or any Security Document and if the Issuers have delivered the certificates and documents required by the Security Documents and Section 11.04, the Trustee will determine whether it has received all documentation required by TIA Section 314(d) in connection with such release and, based on such determination, will, upon request, deliver a certificate to the collateral agent for the First-Priority Obligations setting forth such determination.

(c) Any certificate or opinion required pursuant to TIA Section 314(d) may be made by an Authorized Officer of the Issuers, except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert.

(d) Notwithstanding anything to the contrary herein, Holdings and its Subsidiaries will not be required to comply with all or any portion of TIA Section 314(d) if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of business without requiring the issuer to provide certificates and other documents under TIA Section 314(d).

ARTICLE XII

GUARANTEE

SECTION 12.01 Subsidiary Guarantee.

(a) Each Subsidiary Guarantor hereby jointly and severally, irrevocably and unconditionally guarantees, on a senior basis, as a primary obligor and not merely as a surety, to each holder, to the Trustee and to the Collateral Agent and its successors and assigns (i) the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under this Indenture and the Notes, whether for payment of principal of, premium, if any, or interest (or Additional Interest, if any) on the Notes and all other monetary obligations of the Issuers under this Indenture and the Notes and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Issuers whether for fees, expenses, indemnification or otherwise under this Indenture and the Notes (all the foregoing being hereinafter collectively called the “Guaranteed Obligations”). The Guaranteed Obligations of all Subsidiary Guarantors shall be secured by security interests (subject to Permitted Liens and Liens permitted by Section 4.12) in the Collateral owned by such Subsidiary Guarantor pursuant to the terms of the Security Documents (but subject to the terms and conditions of the Security Documents and the Senior Lien Intercreditor Agreement) Each Subsidiary

Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from any Subsidiary Guarantor, and that each Subsidiary Guarantor shall remain bound under this Article XII notwithstanding any extension or renewal of any Guaranteed Obligation.

(b) Each Subsidiary Guarantor waives presentation to, demand of payment from and protest to the Issuers of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Subsidiary Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of each Subsidiary Guarantor hereunder shall not be affected by (i) the failure of any holder, the Collateral Agent or the Trustee to assert any claim or demand or to enforce any right or remedy against the Issuers or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of this Indenture, the Notes or any other agreement; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the release of any security held by any holder, the Collateral Agent or the Trustee for the Guaranteed Obligations or each Subsidiary Guarantor; (v) the failure of any holder, the Collateral Agent or the Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (vi) any change in the ownership of each Subsidiary Guarantor, except as provided in Section 12.02(b). Each Subsidiary Guarantor hereby waives any right to which it may be entitled to have its obligations hereunder divided among the Subsidiary Guarantors, such that such Subsidiary Guarantor’s obligations would be less than the full amount claimed.

(c) Each Subsidiary Guarantor hereby waives any right to which it may be entitled to have the assets of the Issuers first be used and depleted as payment of the Issuers’ or such Subsidiary Guarantor’s obligations hereunder prior to any amounts being claimed from or paid by such Subsidiary Guarantor hereunder. Each Subsidiary Guarantor hereby waives any right to which it may be entitled to require that the Issuers be sued prior to an action being initiated against such Subsidiary Guarantor.

(d) Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any holder or the Trustee to any security held for payment of the Guaranteed Obligations.

(e) The Subsidiary Guarantee of each Subsidiary Guarantor is, to the extent and in the manner set forth in Article XII, equal in right of payment to all existing and future Pari Passu Indebtedness (but subject to the terms and conditions of the Security Documents and the Senior Lien Intercreditor Agreement), senior in right of payment to all existing and future Subordinated Indebtedness of such Subsidiary Guarantor.

(f) Except as expressly set forth in Sections 8.01(b), 12.02 and 12.06, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any holder, the Collateral Agent or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Subsidiary Guarantor or would otherwise operate as a discharge of any Subsidiary Guarantor as a matter of law or equity.

(g) Each Subsidiary Guarantor agrees that its Subsidiary Guarantee shall remain in full force and effect until payment in full of all the Guaranteed Obligations. Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any holder or the Trustee upon the bankruptcy or reorganization of the Issuers or otherwise.

(h) In furtherance of the foregoing and not in limitation of any other right which any holder, the Collateral Agent or the Trustee has at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of the Issuers to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each Subsidiary Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee or Collateral Agent, forthwith pay, or cause to be paid, in cash, to the holders or the Trustee an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by applicable law) and (iii) all other monetary obligations of the Issuers to the holders, the Collateral Agent and the Trustee.

(i) Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the holders in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. Each Subsidiary Guarantor further agrees that, as between it, on the one hand, and the holders, the Collateral Agent and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in Article VI for the purposes of the Subsidiary Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article VI, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the Subsidiary Guarantors for the purposes of this Section 12.01.

(j) Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) Incurred by the Trustee, the Collateral Agent or any holder in enforcing any rights under this Section 12.01.

(k) Upon request of the Trustee, each Subsidiary Guarantor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 12.02 Limitation on Liability.

(a) Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by each Subsidiary Guarantor shall not exceed the maximum amount that can be hereby guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee or this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally or capital maintenance or corporate benefit rules applicable to guarantees for obligations of affiliates.

(b) A Subsidiary Guarantee as to any Restricted Subsidiary that is (or becomes) a party hereto on the date hereof or that executes a supplemental indenture in accordance with Section 4.11 hereof and provides a guarantee shall terminate and be of no further force or effect and such Subsidiary Guarantee shall be deemed to be automatically released from all obligations under this Article XII upon any of the following:

(i) the sale, disposition, exchange or other transfer (including through merger, consolidation, amalgamation or otherwise) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), of the applicable Subsidiary Guarantor if such sale, disposition, exchange or other transfer is made to a person that is not an Issuer or a Restricted Subsidiary of Holdings in a transaction that is permitted by this Indenture;

(ii) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of Section 4.04 and the definition of “Unrestricted Subsidiary”;

(iii) [reserved];

(iv) the Issuers’ exercise of their legal defeasance option or covenant defeasance option under Article VIII or if the Issuers’ obligations under this Indenture are discharged in accordance with the terms of this Indenture;

(v) such Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First-Priority Lien Obligations or other exercise of remedies in respect thereof, subject to, in each case, the application of the proceeds of such foreclosure or exercise of remedies in the manner described in the Senior Lien Intercreditor Agreement; and

(vi) as provided in Article IX.

SECTION 12.03 [Reserved].

SECTION 12.04 Successors and Assigns. This Article XII shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the holders and, in the event of any transfer or assignment of rights by any holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

SECTION 12.05 No Waiver. Neither a failure nor a delay on the part of either the Trustee or the holders in exercising any right, power or privilege under this Article XII shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article XII at law, in equity, by statute or otherwise.

SECTION 12.06 Modification. No modification, amendment or waiver of any provision of this Article XII, nor the consent to any departure by any Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Subsidiary Guarantor in any case shall entitle any Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstances.

SECTION 12.07 Execution of Supplemental Indenture for Future Subsidiary Guarantors. Each Subsidiary which is required to become a Subsidiary Guarantor of the Notes pursuant to Section 4.11 shall promptly execute and deliver to the Trustee a supplemental indenture in the form of Exhibit C hereto pursuant to which such Subsidiary shall become a Subsidiary Guarantor under this Article XII and shall guarantee the Notes.

SECTION 12.08 Non-Impairment. The failure to endorse a Subsidiary Guarantee on any Note shall not affect or impair the validity thereof.

ARTICLE XIII

MISCELLANEOUS

SECTION 13.01 Trust Indenture Act Controls. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision (an “incorporated provision”) included in this Indenture by operation of, Sections 310 to 318 of the TIA, inclusive, such imposed duties or incorporated provision shall control.

SECTION 13.02 Notices.

(a) Any notice or communication required or permitted hereunder shall be in writing and delivered in person, via facsimile or mailed by first-class mail addressed as follows:

if to the Issuers or a Subsidiary Guarantor:

c/o Talos Production LLC

1600 Smith Street, Suite 5000

Houston, TX 77002

Attention: Chief Financial Officer

Fax: 713-351-4100

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Gregory Ezring

                   Tracey Zaccone

Fax: 212-757-3990

if to the Trustee:

[●]

The Issuers or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

(b) Any notice or communication mailed to a holder shall be mailed, first class mail, to the holder at the holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

(c) Failure to mail a notice or communication to a holder or any defect in it shall not affect its sufficiency with respect to other holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it, except that notices to the Trustee are effective only if received.

The Trustee may, in its sole discretion, agree to accept and act upon instructions or directions pursuant to this Indenture sent by e-mail, facsimile transmission or other similar electronic methods. If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Notwithstanding anything to the contrary contained herein, as long as the Notes are in the form of a Global Note, notice to the holders may be made electronically in accordance with procedures of the Depository.

SECTION 13.03 Communications by Holders with Other Holders. The holders may communicate pursuant to Section 312(b) of the TIA with other holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and other Persons shall have the protection of Section 312(c) of the TIA.

SECTION 13.04 Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuers to the Trustee to take or refrain from taking any action under this Indenture, the Issuers shall furnish to the Trustee at the request of the Trustee:

(a) an Officers’ Certificate in form reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

(c) no Opinion of Counsel shall be required to furnished by the Issuers to the Trustee for the execution and delivery to the Trustee of a supplemental indenture in the form of Exhibit C hereto pursuant to which a Subsidiary becomes a Subsidiary Guarantor in accordance with Article XII.

SECTION 13.05 Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 4.09) shall include:

(a) a statement that the individual making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.

SECTION 13.06 When Notes Disregarded. In determining whether the Holders of the requisite principal amount of the Notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other Act hereunder as of any date, Notes owned by the Issuers or any other obligor upon the Notes or any Affiliate of either Issuer or such other obligor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes which a Trust Officer of the Trustee actually knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not an Issuer or any other obligor upon the Notes or any Affiliate of an Issuer or of such other obligor. Subject to the foregoing, only Notes outstanding at the time shall be considered in any such determination.

SECTION 13.07 Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of the holders. The Registrar and a Paying Agent may make reasonable rules for their functions.

SECTION 13.08 Legal Holidays. If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such payment date if it were a Business Day for the intervening period. If a regular Record Date is not a Business Day, the Record Date shall not be affected.

SECTION 13.09 GOVERNING LAW. THIS INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 13.10 No Recourse Against Others. No director, officer, employee, manager, incorporator or holder of any Equity Interests in Holdings or of any Subsidiary Guarantor or any direct or indirect parent companies, as such, shall have any liability for any obligations of the Issuers or any Subsidiary Guarantor under the Notes, the Subsidiary Guarantees or this Indenture, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

SECTION 13.11 Successors. All agreements of the Issuers and the Subsidiary Guarantors in this Indenture and the Notes shall bind such person’s successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 13.12 Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original (which may be delivered in original form or facsimile or an electronic file thereof), but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

SECTION 13.13 Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 13.14 Indenture Controls. If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of this Indenture, such provision of this Indenture shall control.

SECTION 13.15 Severability. In case any provision in this Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 13.16 Intercreditor Agreement. The terms of this Indenture are subject to the terms of the Senior Lien Intercreditor Agreement.

SECTION 13.17 Waiver of Jury Trial. EACH OF THE ISSUERS, THE SUBSIDIARY GUARANTORS, THE TRUSTEE AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

SECTION 13.18 U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

TALOS PRODUCTION LLC

By:
Name:
Title:

TALOS PRODUCTION FINANCE INC.

By:
Name:
Title:

[Guarantors]

[Signature Page to Senior Notes Indenture]

[●], not in its individual capacity, but solely as Trustee

By:
Name:
Title:

[●], not in its individual capacity, but solely as Collateral Agent

By:
Name:
Title:

[Signature Page to Senior Secured Notes Indenture]

APPENDIX A

PROVISIONS RELATING TO INITIAL NOTES, ADDITIONAL NOTES AND EXCHANGE NOTES

1. Definitions.

1.1 Definitions.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Definitive Note” means a certificated Initial Note or Additional Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

“Depository” means The Depository Trust Company, its nominees and their respective successors.

“Global Notes Legend” means the legend set forth under that caption in the applicable Exhibit to this Indenture.

“IAI” means an institutional “accredited investor” as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depository) or any successor person thereto, who shall initially be the Trustee.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Registered Exchange Offer” means the offer by the Issuers, pursuant to the Registration Rights Agreement, to certain holders of Initial Notes, to issue and deliver to such holders, in exchange for the Initial Notes, a like aggregate principal amount of Exchange Notes registered under the Securities Act.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Notes” means all Initial Notes offered and sold outside the United States in reliance on Regulation S.

“Restricted Notes Legend” means the legend set forth in Section 2.2(f)(i) herein.

“Restricted Period,” with respect to any Notes, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Notes are first offered to persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S, notice of which day shall be promptly given by the Issuers to the Trustee, and (b) the Issue Date, and with respect to any Additional Notes that are Transfer Restricted Notes, it means the comparable period of 40 consecutive days.

“Rule 501” means Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Notes” means all Initial Notes initially offered and sold to QIBs in reliance on Rule 144A.

“Shelf Registration Statement” means the registration statement filed by the Issuers in connection with the offer and sale of Initial Notes pursuant to the Registration Rights Agreement.

“Transfer Restricted Definitive Notes” means Definitive Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Global Notes” means Global Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Notes” means the Transfer Restricted Definitive Notes and Transfer Restricted Global Notes.

“Unrestricted Definitive Notes” means Definitive Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

“Unrestricted Global Notes” means Global Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

1.2 Other Definitions.

Term:	Defined in Section:
Agent Members	2.1(b)
Global Notes	2.1(b)
Regulation S Global Notes	2.1(b)
Regulation S Permanent Notes	2.1(b)
Regulation S Temporary Global Notes	2.1(b)
Rule 144A Global Notes	2.1(b)

2. The Notes.

2.1 Form and Dating; Global Notes.

(a) The Initial Notes issued on the date hereof will be (i) privately placed by the Issuers pursuant to the Offering Memorandum and (ii) sold, initially only to (1) QIBs in reliance on Rule 144A and (2) Persons other than U.S. Persons (as defined in Regulation S) in reliance on Regulation S. Such Initial Notes may thereafter be transferred to, among others, QIBs, purchasers in reliance on Regulation S and, except as set forth below, IAIs in accordance with Rule 501. Additional Notes offered after the date hereof may be offered and sold by the Issuers from time to time pursuant to one or more agreements in accordance with applicable law.

(b) Global Notes. (i) Except as provided in clause (d) of Section 2.2 below, Rule 144A Notes initially shall be represented by one or more Notes in definitive, fully registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”).

Regulation S Notes initially shall be represented by one or more Notes in fully registered, global form without interest coupons (collectively, the “Regulation S Temporary Global Note” and, together with the Regulation S Permanent Global Note (defined below), the “Regulation S Global Notes”), which shall be registered in the name of the Depository or the nominee of the Depository for the accounts of designated agents holding on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”) or Clearstream Banking, Société Anonyme (“Clearstream”).

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note shall be exchanged for beneficial interests in a permanent Global Note (the “Regulation S Permanent Global Note”) pursuant to the applicable procedures of the Depository. Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee shall cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Note and the Regulation S Permanent Global Note that are held by participants through Euroclear or Clearstream.

The term “Global Notes” means the Rule 144A Global Notes and the Regulation S Global Notes. The Global Notes shall bear the Global Note Legend. The Global Notes initially shall (i) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear the Restricted Notes Legend.

Members of, or direct or indirect participants in, the Depository (collectively, the “Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Notes. The Depository may be treated by the Issuers, the Trustee and any agent of the Issuers or the Trustee as the absolute owner of the Global Notes for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuers, the Trustee or any agent of the Issuers or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository, or impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any Note.

(ii) Transfers of Global Notes shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Definitive Notes only in accordance with the applicable rules and procedures of the Depository and the provisions of Section 2.2. In addition, a Global Note shall be exchangeable for Definitive Notes if (x) the Depository (1) notifies the Issuers that it is unwilling or unable to continue as depository for such Global Note and the Issuers thereupon fail to appoint a successor depository or (2) has ceased to be a clearing agency registered under the Exchange Act or (y) there shall have occurred and be continuing an Event of Default with respect to such Global Note and a request has been made for such exchange; provided that in no event shall the Regulation S Temporary Global Note be exchanged by the Issuers for Definitive Notes prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act. In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii) In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to subsection (i) of this Section 2.1(b), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuers shall execute, and, upon written order of each Issuer signed by an Officer, the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.

(iv) Any Transfer Restricted Note delivered in exchange for an interest in a Global Note pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Notes Legend.

(v) Notwithstanding the foregoing, through the Restricted Period, a beneficial interest in a Regulation S Global Note may be held only through Euroclear or Clearstream unless delivery is made in accordance with the applicable provisions of Section 2.2.

(vi) The holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a holder is entitled to take under this Indenture or the Notes.

2.2 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred as a whole except as set forth in Section 2.1(b). Global Notes will not be exchanged by the Issuers for Definitive Notes except under the circumstances described in Section 2.1(b)(ii). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.08 of this Indenture. Beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.2(b).

(b) Transfer and Exchange of Beneficial Interests in Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture and the applicable rules and procedures of the Depository. Beneficial interests in Transfer Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Notes shall be transferred or exchanged only for beneficial interests in Global Notes. Transfers and exchanges of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Transfer Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Transfer Restricted Global Note in accordance with the transfer restrictions set forth in the Restricted Notes Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in a Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person. A beneficial interest in an Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests in any Global Note that is not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note pursuant to Section 2.2(g).

(iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in a Transfer Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Transfer Restricted Global Note if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note; and

(B) if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note.

(iv) Transfer and Exchange of Beneficial Interests in a Transfer Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in a Transfer Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A) if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

(B) if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Issuers and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of Holdings in the form of an Officers’ Certificate in accordance with Section 2.01 of this Indenture, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v) Transfer and Exchange of Beneficial Interests in an Unrestricted Global Note for Beneficial Interests in a Transfer Restricted Global Note. Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(c) Transfer and Exchange of Beneficial Interests in Global Notes for Definitive Notes. A beneficial interest in a Global Note may not be exchanged for a Definitive Note except under the circumstances described in Section 2.1(b)(ii). A beneficial interest in a Global Note may not be transferred to a Person who takes delivery thereof in the form of a Definitive Note except under the circumstances described in Section 2.1(b)(ii). In any case, beneficial interests in Global Notes shall be transferred or exchanged only for Definitive Notes.

(d) Transfer and Exchange of Definitive Notes for Beneficial Interests in Global Notes. Transfers and exchanges of Definitive Notes for beneficial interests in the Global Notes also shall require compliance with either subparagraph (i), (ii) or (iii) below, as applicable:

(i) Transfer Restricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes. If any holder of a Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in a Transfer Restricted Global Note or to transfer such Transfer Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Transfer Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Note for a beneficial interest in a Transfer Restricted Global Note, a certificate from such holder in the form attached to the applicable Note;

(B) if such Transfer Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(C) if such Transfer Restricted Definitive Note is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(D) if such Transfer Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(E) if such Transfer Restricted Definitive Note is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate from such holder in the form attached to the applicable Note, including the certifications, certificates and Opinion of Counsel, if applicable; or

(F) if such Transfer Restricted Definitive Note is being transferred to Holdings or a Subsidiary thereof, a certificate from such holder in the form attached to the applicable Note;

the Trustee shall cancel the Transfer Restricted Definitive Note, and increase or cause to be increased the aggregate principal amount of the appropriate Transfer Restricted Global Note.

(ii) Transfer Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A holder of a Transfer Restricted Definitive Note may exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Transfer Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A) if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

(B) if the holder of such Transfer Restricted Definitive Note proposes to transfer such Transfer Restricted Definitive Note to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Issuers and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Definitive Note and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of Holdings in the form of an Officers’ Certificate, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Transfer Restricted Note transferred or exchanged pursuant to this subparagraph (ii).

(iii) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A holder of an Unrestricted Definitive Note may exchange such Unrestricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes. If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of Holdings in the form of an Officers’ Certificate, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Unrestricted Definitive Note transferred or exchanged pursuant to this subparagraph (iii).

(iv) Unrestricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes. An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a holder of Definitive Notes and such holder’s compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such holder or by its attorney, duly authorized in writing. In addition, the requesting holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

(i) Transfer Restricted Definitive Notes to Transfer Restricted Definitive Notes. A Transfer Restricted Note may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(C) if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Note;

(D) if the transfer will be made to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (A) through (D) above, a certificate in the form attached to the applicable Note; and

(E) if such transfer will be made to Holdings or a Subsidiary thereof, a certificate in the form attached to the applicable Note.

(ii) Transfer Restricted Definitive Notes to Unrestricted Definitive Notes. Any Transfer Restricted Definitive Note may be exchanged by the holder thereof for an Unrestricted Definitive Note or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A) if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note; or

(B) if the holder of such Transfer Restricted Definitive Note proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request, an Opinion of Counsel in form reasonably acceptable to the Issuers and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A holder of an Unrestricted Definitive Note may transfer such Unrestricted Definitive Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note at any time. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the holder thereof.

(iv) Unrestricted Definitive Notes to Transfer Restricted Definitive Notes. An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Definitive Note.

At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f) Legend.

(i) Except as permitted by the following paragraph (iii), (iv) or (v), each Note certificate evidencing the Global Notes and any Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT WITHIN [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUERS OR ANY AFFILIATE OF THE ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUERS SO REQUEST), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

“THE TERMS OF THIS SECURITY ARE SUBJECT TO THE TERMS OF THE FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT AMONG [●], NATIONAL ASSOCIATION, AS

FIRST LIEN FACILITY AGENT AND APPLICABLE FIRST LIEN AGENT, [●], AS SECOND LIEN FACILITY AGENT AND APPLICABLE SECOND LIEN AGENT, AND THE OTHER PARTIES FROM TIME TO TIME PARTY THERETO, ENTERED INTO ON THE ISSUE DATE, AS IT MAY BE AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME IN ACCORDANCE WITH THE INDENTURE.”

Each Regulation S Note shall bear the following additional legend:

“BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

Each Definitive Note shall bear the following additional legend:

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

(ii) Upon any sale or transfer of a Transfer Restricted Definitive Note, the Registrar shall permit the holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Definitive Note if the holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Initial Note).

(iii) Upon a sale or transfer after the expiration of the Restricted Period of any Initial Note acquired pursuant to Regulation S, all requirements that such Initial Note bear the Restricted Notes Legend shall cease to apply and the requirements requiring any such Initial Note be issued in global form shall continue to apply.

(iv) After a transfer of any Initial Notes during the period of the effectiveness of a Shelf Registration Statement with respect to such Initial Notes, all requirements pertaining to the Restricted Notes Legend on any such Initial Note will cease to apply, the requirements requiring any such Initial Note issued to certain holders be issued in global form will continue to apply, and an Initial Note or an Initial Note in global form, in each case without restrictive transfer legends, will be available to the transferee of the holder of such Initial Notes upon exchange of such transferring holder’s certificated Initial Note or directions to transfer such holder’s interest in the Global Note, as applicable.

(v) Upon the consummation of a Registered Exchange Offer with respect to the Initial Notes pursuant to which holders of such Initial Notes are offered Exchange Notes in exchange for their Initial Notes, all requirements pertaining to such Initial Notes that Initial Notes issued to certain holders be issued in global form will still apply with respect to holders of such Initial Notes that do not exchange their Initial Notes, and Exchange Notes in certificated or global form, in each case without the Restricted Notes Legend, will be available to holders that exchange such Initial Notes in such Registered Exchange Offer.

(vi) Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legend (other than the portion thereof relating to the Senior Lien Intercreditor Agreement).

(g) Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(h) Obligations with Respect to Transfers and Exchanges of Notes.

(i) To permit registrations of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate, Definitive Notes and Global Notes at the Registrar’s request.

(ii) No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchanges pursuant to Sections 3.06, 4.06, 4.08 and 9.05 of this Indenture).

(iii) Prior to the due presentation for registration of transfer of any Note, the Issuers, the Trustee, a Paying Agent or the Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuers, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv) All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(i) No Obligation of the Trustee.

(i) The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the holders and all payments to be made to the holders under the Notes shall be given or made only to the registered holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

EXHIBIT A

[FORM OF FACE OF INITIAL NOTE]

[Global Notes Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Restricted Notes Legend for Notes Offered in Reliance on Regulation S]

BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

[Restricted Notes Legend]

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT WITHIN [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUERS OR ANY AFFILIATE OF THE ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED

UPON AN OPINION OF COUNSEL IF THE ISSUERS SO REQUEST), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

“THE TERMS OF THIS SECURITY ARE SUBJECT TO THE TERMS OF THE FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT AMONG [●], AS FIRST LIEN FACILITY AGENT AND APPLICABLE FIRST LIEN AGENT, [●], AS SECOND LIEN FACILITY AGENT AND APPLICABLE SECOND LIEN AGENT, AND THE OTHER PARTIES FROM TIME TO TIME PARTY THERETO, ENTERED INTO ON THE ISSUE DATE, AS IT MAY BE AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME IN ACCORDANCE WITH THE INDENTURE.”

[Definitive Notes Legend]

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

[FORM OF INITIAL NOTE]

TALOS PRODUCTION LLC

TALOS PRODUCTION FINANCE INC.

No. [ ]	144A CUSIP No. [●]

144A ISIN No. [●]

REG S CUSIP No. [●]

REG S ISIN No. [●]

$[ ]

11.00% Second-Priority Senior Secured Note due 2022

TALOS PRODUCTION LLC, a Delaware limited liability company, and TALOS PRODUCTION FINANCE INC., a Delaware corporation, jointly and severally, promise to pay to Cede & Co., or registered assigns, the principal sum set forth on the Schedule of Increases or Decreases in Global Note attached hereto on the Notes Maturity Date.

Interest Payment Dates: [●] and [●], commencing [●], 2018

Record Dates: [●] and [●]

Additional provisions of this Note are set forth on the other side of this Note.

IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed.

TALOS PRODUCTION LLC

By:
Name:
Title:

TALOS PRODUCTION FINANCE INC.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

[●]	as Trustee, certifies that this is one of the Notes referred to in the Indenture.

By:
Authorized Signatory
Dated:

*/	If the Note is to be issued in global form, add the Global Notes Legend and the attachment from Exhibit A captioned “TO BE ATTACHED TO GLOBAL NOTES – SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE.”

[FORM OF REVERSE SIDE OF INITIAL NOTE]

11.00% Second-Priority Senior Secured Note Due 2022

1. Interest

TALOS PRODUCTION LLC, a Delaware limited liability company (such entity, and its successors and assigns under the Indenture hereinafter referred to, being herein called “Holdings”), and TALOS PRODUCTION FINANCE INC., a Delaware corporation (such entity, and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Co-Issuer” and, together with Holdings, the “Issuer”), jointly and severally, promise to pay interest on the principal amount of this Note at the rate per annum shown above; provided, however, that if a Registration Default (as defined in the Registration Rights Agreement) occurs, Additional Interest will accrue on this Note at a rate of 0.25% per annum from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. The Issuers shall pay interest semiannually on [●] and [●] of each year (each an “Interest Payment Date”), commencing [●], 2018. Interest on the Notes shall accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from [●]4, until the principal hereof is due. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Issuers shall pay interest on overdue principal at the rate borne by the Notes, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

2. Method of Payment

The Issuers shall pay interest on the Notes (except defaulted interest) to the Persons who are registered holders at the close of business on [●] or [●] (each a “Record Date”) immediately preceding the Interest Payment Date even if Notes are canceled after the Record Date and on or before the Interest Payment Date (whether or not a Business Day). Holders must surrender Notes to the Paying Agent to collect principal payments. The Issuers shall pay principal, premium, if any, and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Notes represented by a Global Note (including principal, premium, if any, and interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company or any successor depositary. The Issuers shall make all payments in respect of a certificated Note (including principal, premium, if any, and interest) at the office of the Paying Agent, except that, at the option of the Issuers, payment of interest may be made by mailing a check to the registered address of each holder thereof; provided, however, that payments on the Notes may also be made, in the case of a holder of at least $1,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such holder elects payment by wire transfer by giving written notice to the Trustee or Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3. Paying Agent and Registrar

Initially, [●], as trustee under the Indenture (the “Trustee”), will act as Paying Agent and Registrar. The Issuers may appoint and change any Paying Agent or Registrar without notice. The Issuers or any of their domestically incorporated Subsidiaries may act as Paying Agent or Registrar.

4. Indenture

The Issuers issued the Notes under an Indenture dated as of [●] (the “Indenture”), among the Issuers, the Subsidiary Guarantors party thereto and [●], as trustee and collateral agent. Capitalized terms used herein are used as defined in the Indenture, unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§

[4]	To be the Issue Date.

77aaa-77bbbb) as in effect on the date of the Indenture (the “TIA”). The Notes are subject to all terms and provisions of the Indenture, and the holders (as defined in the Indenture) are referred to the Indenture for a statement of such terms and provisions. If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of the Indenture, such provision of the Indenture shall control.

The Notes are senior secured obligations of the Issuers. [This Note is one of the Initial Notes referred to in the Indenture.] The Notes include the Initial Notes and any Additional Notes. The Initial Notes and any Additional Notes are treated as a single class of securities under the Indenture. The Indenture imposes certain limitations on the ability of Holdings and its Restricted Subsidiaries to, among other things, make certain Investments and other Restricted Payments, Incur Indebtedness, enter into consensual restrictions upon the payment of certain dividends and distributions by such Restricted Subsidiaries, issue or sell certain Capital Stock of Holdings and such Restricted Subsidiaries, enter into or permit certain transactions with Affiliates, create or Incur Liens and make Asset Sales. The Indenture also imposes limitations on the ability of each Issuer and each Subsidiary Guarantor to consolidate or merge with or into any other Person or convey, transfer or lease all or substantially all of its property.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Issuers under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Subsidiary Guarantors have unconditionally guaranteed the Guaranteed Obligations pursuant to the terms of the Indenture and any Subsidiary Guarantor that executes a Subsidiary Guarantee will unconditionally guarantee the Guaranteed Obligations on a senior secured basis pursuant to the terms of the Indenture.

5. Redemption

On or after [●]5 the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, or delivered electronically if held by DTC, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and Additional Interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), if redeemed during the 12-month period commencing on [●] of the years set forth below:

Period	Redemption Price
20[●][6]	105.500%
20[●][6]	102.750%
20[●][7] and thereafter	100.000%

In addition, prior to [●], the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuers by first-class mail to each holder’s registered address, or delivered electronically if held by DTC, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

Notwithstanding the foregoing, at any time and from time to time on or prior to [●], the Issuers may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more Equity Offerings (1) by Holdings or (2) by any direct or indirect parent of Holdings to the extent the net cash proceeds thereof are contributed to

[5]	To be one year after the Issue Date.
[6]	To be two years after the Issue Date.
[7]	To be three years after the Issue Date.

the common equity capital of Holdings or are used to purchase Capital Stock (other than Disqualified Stock) of Holdings, at a redemption price (expressed as a percentage of principal amount thereof) of 111.000%, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date; provided, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed by the Issuer to each holder of Notes being redeemed, or delivered electronically if held by DTC, and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof. In addition, any redemption described above or notice thereof may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event.

6. Mandatory Redemption

The Issuers will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes.

7. Notice of Redemption

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date, to each holder of Notes to be redeemed at its registered address (with a copy to the Trustee) or otherwise in accordance with the procedures of The Depository Trust Company (“DTC”), except that redemption notices may be mailed more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Article VIII thereof. If money sufficient to pay the redemption price of and accrued and unpaid interest on all Notes (or portions thereof) to be redeemed on the redemption date is deposited with a Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such date, interest ceases to accrue on such Notes (or such portions thereof) called for redemption.

8. Repurchase of Notes at the Option of the Holders upon Change of Control and Asset Sales

Upon the occurrence of a Change of Control, each holder shall have the right, subject to certain conditions specified in the Indenture, to cause the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of the holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), as provided in, and subject to the terms of, the Indenture.

In accordance with Section 4.06 of the Indenture, the Issuers will be required to offer to purchase Notes upon the occurrence of certain events.

9. Ranking and Collateral.

From the Issue Date, the Notes and the Subsidiary Guarantees will be secured by security interests (subject to Permitted Liens and Liens permitted by Section 4.12 of the Indenture) in the Collateral pursuant to the Security Documents (but subject to the terms and conditions of the Security Documents and the Senior Lien Intercreditor Agreement). The Liens upon any and all Collateral are, to the extent and in the manner provided in the Senior Lien Intercreditor Agreement, junior in ranking with all present and future Liens securing First-Priority Lien Obligations, are equal in ranking to all present and future Liens securing Other Second-Lien Obligations and will be senior in ranking to all present and future Liens securing Junior Lien Obligations.

10. Denominations; Transfer; Exchange

The Notes are in registered form, without coupons, in denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof. A holder shall register the transfer of or exchange of the Notes in accordance with the Indenture. Upon any registration of transfer or exchange, the Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or to transfer or exchange any Notes for a period of 15 days prior to a selection of Notes to be redeemed.

11. Persons Deemed Owners

The registered holder of this Note shall be treated as the owner of it for all purposes.

12. Unclaimed Money

If money for the payment of principal or interest remains unclaimed for two years, the Trustee and a Paying Agent shall pay the money back to the Issuers at their written request unless an abandoned property law designates another Person. After any such payment, the holders entitled to the money must look to the Issuers for payment as general creditors and the Trustee and a Paying Agent shall have no further liability with respect to such monies.

13. Discharge and Defeasance

Subject to certain conditions, the Issuers at any time may terminate some of or all their obligations under the Notes and the Indenture if the Issuers deposit with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be.

14. Amendment; Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and the Senior Lien Intercreditor Agreement may be amended with the written consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding and (ii) any past default or compliance with any provisions may be waived with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding.

Subject to certain exceptions set forth in the Indenture, without the consent of any holder, the Issuers, the Collateral Agent and the Trustee may amend the Indenture, the Notes, the Subsidiary Guarantees, the Security Documents and/or the Senior Lien Intercreditor Agreement (i) to cure any ambiguity, omission, mistake, defect or inconsistency; (ii) to provide for the assumption by a Successor Company (with respect to an Issuer) of the obligations of an Issuer under the Indenture, the Notes, the Security Documents and the Senior Lien Intercreditor Agreement; (iii) to provide for the assumption by a Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor), as the case may be, of the obligations of a Subsidiary Guarantor under the Indenture, its Subsidiary Guarantee, the Security Documents and the Senior Lien Intercreditor Agreement; (iv) to provide for uncertificated Notes in addition to or in place of certificated Notes, provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code; (v) [reserved]; (vi) to add a Subsidiary Guarantee or collateral with respect to the Notes; (vii) to release collateral as permitted by the Indenture, the Security Documents and the Senior Lien Intercreditor Agreement; (viii) to comply with any requirement of the SEC in connection with qualifying or maintaining the qualification of the Indenture under the TIA, (ix) to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power herein conferred upon the Issuers; (x) to make any change that does not adversely affect the rights of any holder in any material respect; or (xi) to make changes to provide for the issuance of Additional Notes or Exchange Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial Notes, as a single issue of securities; or (xii) to effect any provision of the Indenture.

In addition, the Senior Lien Intercreditor Agreement may be amended without notice to or the consent of any holder, the Trustee or the Collateral Agent in connection with the permitted entry into the Senior Lien Intercreditor Agreement of any class of additional secured creditors holding First-Priority Lien Obligations or Other Second-Lien Obligations.

15. Defaults and Remedies

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Holdings) occurs and is continuing, the Trustee by notice to the Issuer or the holders of at least 30% in principal amount of outstanding Notes by notice to the Issuer with a copy to the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

If an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture or the Security Documents at the written request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense and certain other conditions are complied with. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) holders of at least 30% in principal amount of the outstanding Notes have requested in writing that the Trustee pursue the remedy, (iii) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification reasonably satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

16. Trustee Dealings with the Issuers

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuers or their Affiliates and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee.

17. No Recourse Against Others

No director, officer, employee, manager, incorporator or holder of any Equity Interests in an Issuer or any Subsidiary Guarantor or any direct or indirect parent companies, as such, will have any liability for any obligations of an Issuer or any Subsidiary Guarantor under the Notes, the Indenture or the Subsidiary Guarantees, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability.

18. Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

19. Abbreviations

Customary abbreviations may be used in the name of a holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

20. Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

21. CUSIP Numbers; ISINs

The Issuers have caused CUSIP numbers and ISINs to be printed on the Notes and have directed the Trustee to use CUSIP numbers and ISINs in notices of redemption as a convenience to the holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuers will furnish to any holder of Notes upon written request and without charge to the holder a copy of the Indenture which has in it the text of this Note.

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint                    agent to transfer this Note on the books of the Issuers. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $                 principal amount of Notes held in (check applicable space)          book-entry or              definitive form by the undersigned.

The undersigned (check one box below):

☐	has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depository a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above);

☐	has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate occurring while this Note is still a Transfer Restricted Definitive Note or a Transfer Restricted Global Note, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐	to the Issuers; or

(2)	☐	to the Registrar for registration in the name of the holder, without transfer; or

(3)	☐	pursuant to an effective registration statement under the Securities Act of 1933; or

(4)	☐	inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(5)	☐	outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act of 1933 and such Note shall be held immediately after the transfer through Euroclear or Clearstream until the expiration of the Restricted Period (as defined in the Indenture); or

(6)	☐	to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

(7)	☐	pursuant to another available exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered holder thereof; provided, however, that if box (5), (6) or (7) is checked, the Issuers or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuers or the Trustee have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuers as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:
NOTICE: To be executed by an executive officer

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Global Note is $                    . The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Notes Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuers pursuant to Section 4.06 (Asset Sale) or 4.08 (Change of Control) of the Indenture, check the box:

Asset Sale ☐                 Change of Control ☐

If you want to elect to have only part of this Note purchased by the Issuers pursuant to Section 4.06 (Asset Sale) or 4.08 (Change of Control) of the Indenture, state the amount ($2,000 or any integral multiple of $1,000 in excess thereof):

$

Date:	Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

EXHIBIT B

[FORM OF TRANSFEREE LETTER OF REPRESENTATION]

TRANSFEREE LETTER OF REPRESENTATION

TALOS PRODUCTION LLC

TALOS PRODUCTION FINANCE INC.

c/o [●]

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $[        ] principal amount of the 11.00% Second-Priority Senior Secured Notes due 2022 (the “Notes”) of TALOS PRODUCTION LLC and TALOS PRODUCTION FINANCE INC. (collectively with their successors and assigns, the “Issuers”).

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:

Address:

Taxpayer ID Number:

The undersigned represents and warrants to you that:

1. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least $100,000 principal amount of the Notes, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase securities similar to the Notes in the normal course of our business. We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

2. We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which either of the Issuers or any affiliate of such Issuers was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only (a) in the United States to a person whom we reasonably believe is a qualified institutional buyer (as defined in rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (b) outside the United States in an offshore transaction in accordance with Rule 904 of Regulation S under the Securities Act, (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if applicable) or (d) pursuant to an effective registration statement under the Securities Act, in each of cases (a) through (d) in accordance with any applicable securities laws of any state of the United States. In addition, we will, and each subsequent holder is required to, notify any purchaser of the Note evidenced hereby of the resale restrictions set forth above. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Notes is proposed to be made to an institutional “accredited investor” prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Issuers and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor”

within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Issuers and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause 1(b), 1(c) or 1(d) above to require the delivery of an opinion of counsel, certifications or other information satisfactory to the Issuers and the Trustee.

Dated:

TRANSFEREE:                                                      ,

By:

EXHIBIT C

[FORM OF SUPPLEMENTAL INDENTURE]

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of [DATE], among [SUBSIDIARY GUARANTOR] (the “New Subsidiary Guarantor”), a subsidiary of TALOS PRODUCTION LLC (or its successor), a Delaware limited liability company (“Holdings”), and [●], as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS Holdings, Talos Production Finance Inc. (or its successor), a Delaware corporation (the “Co-Issuer” and, together with Holdings, the “Issuers”), certain Subsidiary Guarantors and the Trustee have heretofore executed an indenture, dated as of [●] (as amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of the Issuers’ 11.00% Second-Priority Senior Secured Notes due 2022 ( the “Notes”), initially in the aggregate principal amount of $[●];

WHEREAS Sections 4.11 and 12.07 of the Indenture provide that under certain circumstances Holdings is required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all the Issuers’ Obligations under the Notes and the Indenture pursuant to a Subsidiary Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee and the Issuers are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Issuers and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “holders” in this Supplemental Indenture shall refer to the term “holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

2. Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally with all existing Subsidiary Guarantors (if any), to unconditionally guarantee the Issuers’ Obligations under the Notes and the Indenture on the terms and subject to the conditions set forth in Article XII of the Indenture and to be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a Subsidiary Guarantor under the Indenture.

3. Notices. All notices or other communications to the New Subsidiary Guarantor shall be given as provided in Section 13.02 of the Indenture.

4. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

5. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

6. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

TALOS PRODUCTION LLC

By:
Name:
Title:

TALOS PRODUCTION FINANCE INC.

By:
Name:
Title:

[NEW SUBSIDIARY GUARANTOR] , as a Subsidiary Guarantor

By:
Name:
Title:

[●], not in its individual capacity, but solely as Trustee

By:
Name:
Title:

EXHIBIT B – Registration Rights

Registration Rights

The Issuers will enter into a registration rights agreement with certain of the holders of the New Second Lien Notes for the benefit of all holders of such Second Lien Notes pursuant to which the Issuers will file with the SEC and use commercially reasonable efforts to make effective a registration statement relating to an offer to exchange the New Second Lien Notes for an issue of SEC-registered notes with terms identical to the New Second Lien Notes (except that the New Second Lien Notes will not be subject to any restrictions on transfer or to any increase in annual interest rate as described below). The registration rights agreement will contain customary terms for a Rule 144A high-yield offering.

If the Issuers do not complete the exchange offer by the 180th day following the Closing Date, then additional interest will accrue on the principal amount of the New Second Lien Notes at a rate of 0.25% per annum until the exchange offer is completed or until a shelf registration statement covering the resale of the New Second Lien Notes has been declared effective.

EXHIBIT C – Form of Joinder Agreement

[FORM OF]

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is a joinder to the Exchange Agreement, dated as of [●], 2017 (the “Agreement”), by and among Talos Production LLC, a Delaware limited liability company (the “Company”), Talos Production Finance Inc., a Delaware corporation (the “Co-Issuer” and, together with the Company, the “Issuers”), Stone Energy Corporation, a Delaware corporation (“Stone”), [New Stone], a Delaware Corporation (“New Stone”), the lenders listed on Schedule A to the Agreement (collectively, the “Institutional Bridge Loan Lenders”), the lenders listed on Schedule B to the Agreement (collectively, the “Sponsor Bridge Loan Lenders” and together with the Institutional Bridge Loan Lenders, the “Bridge Loan Lenders”), the noteholders listed on Schedule C to the Agreement (collectively, the “Sponsor Noteholders”) and the noteholders listed on Schedule D to the Agreement (the “Stone Noteholders”). Capitalized terms used but not defined in this Joinder Agreement shall have the meanings given to them in the Agreement. This Joinder Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. In the event of any conflict between this Joinder Agreement and the Agreement, the terms of this Joinder Agreement shall control.

The undersigned hereby joins and enters into the Agreement having acquired Bridge Loans, Stone Notes or Sponsor Notes, as applicable. By signing and returning this Joinder Agreement to the other parties to the Agreement, the undersigned (i) accepts and agrees to be bound by and subject to all of the terms and conditions of and agreements of a Bridge Loan Lender, Stone Noteholder or Sponsor Noteholder, as applicable, in the Agreement, with all attendant rights, duties and obligations of a Bridge Loan Lender, Stone Noteholder or Sponsor Noteholder thereunder and (ii) makes, as of the date hereof, each of the representations and warranties of a Bridge Loan Lender in Article II of the Agreement, a Stone Noteholder in Article III in the Agreement or a Sponsor Noteholder in Article IV of the Agreement, as applicable, as fully as if such representations and warranties were set forth herein. The parties to the Agreement shall treat the execution and delivery hereof by the undersigned as the execution and delivery of the Agreement by the undersigned and, upon receipt of this Joinder Agreement, the signature of the undersigned set forth below shall constitute a counterpart signature to the signature page of the Agreement.

Name:

Address for Notices:	With copies to:

Attention:

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Joinder Agreement to be executed and delivered by the undersigned or by its duly authorized attorney.

By:
Name:
Title:

EXHIBIT D – Opinions

1.	The Company and the Co-Issuer are each duly incorporated or formed, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiary Guarantors that is incorporated in or formed in Delaware is validly existing and in good standing under the laws of the State of Delaware.

2.	Each of the Company and the Co-Issuer, and each of the Subsidiary Guarantors that is incorporated in or formed in Delaware, has all necessary limited liability company or corporate, as applicable, power to execute, deliver and perform its obligations under each of the New Second Lien Notes Indenture, the New Second Lien Notes and the Collateral Agreement to which it is a party. The execution, delivery and performance by each of the Company and the Co-Issuer, and each of the Subsidiary Guarantors that is incorporated in or formed in Delaware, of each of the New Second Lien Notes Indenture, the New Second Lien Notes and the Collateral Agreement to which it is a party have been duly authorized by all necessary limited liability company or corporate action on the part of such party and do not violate its organizational documents.

3.	The New Second Lien Notes have been duly authorized and executed by the Issuers. The New Second Lien Notes, when duly issued and delivered by the Issuers, will constitute the legal, valid and binding obligations of the Issuers entitled to the benefits of the New Second Lien Notes Indenture and enforceable against the Issuers in accordance with their terms.

4.	Each of the New Second Lien Notes Indenture and the Collateral Agreement has been duly executed and delivered by each of the Company and the Co-Issuer, and each of the Subsidiary Guarantors that is incorporated in or formed in Delaware, which is a party to it and constitutes the legal, valid and binding obligation of each of the Company, the Co-Issuer and the Subsidiary Guarantors which is a party to it, enforceable against that party in accordance with its terms.

5.	It is not necessary in connection with the offer, sale and delivery of the New Second Lien Notes to register the New Second Lien Notes under the Securities Act of 1933.

6.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Issuers under any applicable law for the issuance and sale of the New Second Lien Notes by the Issuers, the execution and delivery by the Issuers of the Indenture and the performance by the Issuers of their obligations thereunder, except as may be required in connection with the registration of the New Second Lien Notes. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of Delaware, the State of New York or the United States of America.

7.	The Issuers and the Subsidiary Guarantors are not, and after giving effect to the issuance of the New Second Lien Notes will not be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

8.	The Collateral Agreement is effective to create a valid security interest in favor of the New Second Lien Notes Trustee, for the benefit of the holders of the New Second Lien Notes, to secure the obligations with respect to the New Second Lien Notes in which Company, the Co-Issuer and the Subsidiary Guarantors party to the Collateral Agreement have an interest to the extent that a security interest in that collateral may be created under Article 9 of the Uniform Commercial Code of the State of New York. For each of the Company and the Co-Issuer and each Subsidiary Guarantor that is incorporated or formed in Delaware, the Secretary of State of the State of Delaware is the office in the State of Delaware in which filings are required to perfect the security interest to the extent that it can be perfected by filing under the Uniform Commercial Code of the State of Delaware. Upon the proper filing of the financing statements (to be attached to opinion) the security interest granted by each of the Company and the Co-Issuer and each Subsidiary Guarantor that is incorporated or formed in Delaware will be perfected to the extent that a security interest in collateral may be perfected by filing under the Uniform Commercial Code of the State of Delaware.

9.	The execution and delivery by each of the Company and the Co-Issuer and each of the Subsidiary Guarantors of the New Second Lien Notes Indenture, the New Second Lien Notes and the Collateral Agreement and the performance of each of their obligations thereunder do not (i) violate any Covered Law[1] or (ii) breach or result in a default under, or require the creation of any lien (other than liens created pursuant to the New Second Lien Notes Indenture and the Collateral Agreement or liens permitted thereunder) upon any of the assets of the Issuers or the Subsidiary Guarantors pursuant to the Covered Agreements[2].

[1]	To include laws of the State of New York, General Corporation Law of the State of Delaware, the Limited Liability Company Act of the State of Delaware, the Delaware Uniform Commercial Code and the federal laws of the United States of America.
[2]	To include the New Credit Agreement and, if applicable, the Stone Indenture and the Talos 2018 Notes indenture.

Annex H

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of November 21, 2017 (this “Agreement”), is entered into by and among Talos Energy LLC, a Delaware limited liability company (“Parent”), Stone Energy Corporation, a Delaware corporation (the “Company”), and the undersigned signatories set forth on the signature pages hereto under the heading “Company Stockholders” (collectively, the “Company Stockholders”). Parent, the Company, and the Company Stockholders are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, each of the Company Stockholders is the beneficial or record owner, and has either sole voting power or shared voting power with other Company Stockholders over, such number of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) as is indicated opposite each such Company Stockholder’s name on Schedule A attached hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Talos Production LLC, a Delaware limited liability company, the Company, Sailfish Energy Holdings Corporation, a Delaware corporation and a wholly owned direct subsidiary of Sailfish (“New Sailfish”), Sailfish Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of New Sailfish, are entering into a Transaction Agreement (such agreement, amended from time to time, the “Transaction Agreement”), that provides, among other things, for the combination of the Green Entities with the Company, the merger of the Company with Merger Sub, the conversion of Sailfish Common Stock into the right to receive New Sailfish Common Stock and the issuance of New Sailfish Common Stock to current owners of the Equity Interests of Green Energy and certain of their Affiliates, in each case upon the terms and subject to the conditions set forth in the Transaction Agreement (such transactions and each other act or transaction contemplated by the Transaction Agreement collectively, the “Transactions”);

WHEREAS, as a condition and an inducement to Parent’s willingness to enter into the Transaction Agreement, Parent has required that the Company Stockholders agree, and the Company Stockholders have agreed to, enter into this Agreement with respect to all Company Common Stock that the Company Stockholders Beneficially Own, or own of record; and

WHEREAS, Parent desires that the Company Stockholders agree, and the Company Stockholders are willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of their Subject Securities (as defined below), and to vote their Subject Securities in a manner so as to facilitate consummation of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Beneficially Own” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance), provided, however, that securities shall only be considered to be beneficially owned by a Company Stockholder to the extent that Franklin Advisers, Inc. has discretionary management of such securities. For the avoidance of doubt, Beneficially Own shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Expiration Time” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Transaction Agreement shall be terminated pursuant to Article 9 thereof, or (c) the termination of this Agreement by mutual written consent of the Parties.

“Permitted Transfer” shall mean, in each case, with respect to each Company Stockholder, so long as (a) such Transfer is in accordance with applicable Law and such Company Stockholder is, and at all times has been, in compliance with this Agreement and (b) (i) prior to such Company Stockholder delivering the written consent pursuant to Section 3.1(a) below, any Transfer of Subject Securities by the Company Stockholder to another Company Stockholder or to an Affiliate of such Company Stockholder, so long as such Affiliate, in connection with, and prior to, such Transfer, executes a joinder to this Agreement, in form and substance reasonably acceptable to Parent, pursuant to which such Affiliate agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to such Company Stockholder and otherwise become a party for all purposes of this Agreement or (ii) after such Company Stockholder has delivered the written consent pursuant to Section 3.1(a) below, any Transfer of Subject Securities by the Company Stockholder to another Person, so long as such Person, in connection with, and prior to, such Transfer, executes a joinder to this Agreement, in form and substance reasonably acceptable to Parent, pursuant to which such Person agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to such Company Stockholder and otherwise become a party for all purposes of this Agreement; provided that no such Transfer shall relieve the transferring Company Stockholder from its obligations under this Agreement if less than all of such Company Stockholder’s Common Stock is transferred, other than with respect to the Company Common Stock transferred in accordance with the foregoing provision.

“Subject Securities” shall mean, collectively, shares of Company Common Stock and New Company Common Stock.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock (or any security convertible or exchangeable into such capital stock), including in each case through the Transfer of any Person or any interest in any Person or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, “capital stock” shall include interests in a partnership or limited liability company.

2. Agreement to Retain Subject Securities.

2.1 Transfer and Encumbrance of Subject Securities. Other than a Permitted Transfer, hereafter until the Expiration Time, no Company Stockholder shall, with respect to any Subject Securities Beneficially Owned by such Company Stockholder, (a) Transfer any such Subject Securities, or (b) deposit any such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or grant any proxy (except as otherwise provided herein or to grant a revocable proxy to the Company’s proxy holders to vote or cause to be voted the Subject Securities in accordance with this Agreement) or power of attorney with respect thereto.

2.2 Injunction. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time a Governmental Entity of competent jurisdiction enters an order restraining, enjoining or otherwise prohibiting the Company Stockholders or their Affiliates from (a) consummating the transactions contemplated by the Transaction Agreement or (b) taking any action pursuant to Section 3 or Section 5, then (i) the obligations of each Company Stockholder set forth in Section 3 and the irrevocable proxy and power of attorney in Section 5 shall be of no force and effect for so long as such order is in effect and, in the case of clause (b), solely to the extent such order restrains, enjoins or otherwise prohibits such Company Stockholder from taking any such action, and (ii) each Company Stockholder shall cause the Subject Securities to not be represented in person or by proxy at any meeting at which a vote of such Company Stockholder on the Transactions is requested. Notwithstanding anything to the contrary in this Section 2.2, the restrictions set forth in Section 2.1 shall continue to apply with respect to the Subject Securities until the Expiration Time.

2.3 Additional Purchases; Adjustments. Each Company Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity that such Company Stockholder purchases or otherwise acquires or with respect to which such Company Stockholder otherwise acquires voting power after the execution of this Agreement and prior to the Expiration Time (the “New Company Common Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Company Common Stock, and such Company Stockholder shall promptly notify Parent of the existence of any New Company Common Stock. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Securities, the terms of this Agreement shall apply to the resulting securities.

2.4 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Subject Securities in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of such Company Stockholder’s Subject Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

3. Agreement to Vote and Approve.

3.1 Approval. From and after the date hereof until the Expiration Time, each Company Stockholder irrevocably and unconditionally agrees that it shall:

(a) within two (2) Business Days after the Registration Statement becomes effective under the Securities Act (but, for the avoidance of doubt, not until such Registration Statement becomes effective and the definitive consent solicitation statement/prospectus contained therein is delivered to the applicable Company Stockholder), deliver (or cause to be delivered) a written consent pursuant to Section 228 of the Delaware General Corporation Law and Article Twelfth of the Sailfish Amended and Restated Certificate of Incorporation covering all of the Subject Securities approving and adopting the Transactions, the Transaction Agreement and any other matters necessary for consummation of the Transactions and the other transactions contemplated in the Transaction Agreement (each a “Transaction Proposal”);

(b) at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, each Company Stockholder shall, and shall cause each holder of record on any applicable record date to (including via proxy), vote the Subject Securities: in favor of (i) any

Transaction Proposal, and (ii) if an adjournment or postponement is required by the Transaction Agreement or approved by the Board of Directors of the Company, any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Transactions; and

(c) at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, each Company Stockholder shall, and shall cause each holder of record on any applicable record date to (including via proxy), vote the Subject Securities against (i) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Transactions set forth in Article 8 of the Transaction Agreement not being fulfilled, (ii) any Competing Proposal, (iii) any action which could reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Transaction Agreement, including the Transactions, or dilute, in any material respect, the benefit of the transactions contemplated thereby to Parent or to Parent’s members and (iv) any action which could reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Company in the Transaction Agreement.

3.2 Change of Recommendation. Notwithstanding anything to the contrary in this Agreement, if at any time from and after the date hereof until the Expiration Time there occurs a Change of Recommendation pursuant to Section 7.05(e)(iii) or Section 7.05(e)(iv) of the Transaction Agreement (a “Change of Recommendation Event”), then the obligations of each Company Stockholder to deliver a written consent in accordance with Section 3.1(a) and to vote its Subject Securities in accordance with Section 3.1(b), shall be limited to the number of shares of Company Common Stock held by such Company Stockholder, rounded down to the nearest whole share, equal to the product of (a) such Company Stockholder’s Pro Rata Share multiplied by (b) the Covered Company Common Stock (such amount for each Company Stockholder, the “Covered Securities”); provided that all other obligations and restrictions contained in this Agreement, including those set forth in Section 3.1(c) shall continue to apply to all of such Company Stockholder’s Subject Securities; provided, further, however, that if a Change of Recommendation Event occurs, notwithstanding any other obligations hereunder, any Company Stockholder shall be expressly permitted to deliver a written consent covering, or vote, its Subject Securities that are not Covered Securities in its sole discretion with respect to any Transaction Proposal. For purposes of this Agreement, (i) the “Covered Company Common Stock” shall mean the total number of shares of Company Common Stock outstanding as of the record date of the applicable stockholder meeting or established by the Company with respect to any action by written consent, as applicable, multiplied by 0.35 and (ii) such Company Stockholder’s “Pro Rata Share” shall be the number set forth on Schedule A opposite such Company Stockholder’s name.

3.3 Conditions to Vote and Approval. Each Company Stockholder’s obligations under Section 3.1 above shall be conditioned upon the Transaction Agreement and the Transactions contemplated thereby being in conformance in all material respects with the Transaction Agreement attached hereto as Exhibit A, including with respect to the Franklin/MacKay Debt Exchange, and the ownership percentage of New Sailfish Common Stock by the former Sailfish stockholders upon consummation of the Transactions being no less than 37%.

4. Rights Unaffected. Nothing contained herein shall limit the rights of a Company Stockholder who is also a Franklin Bondholder under the Sailfish Notes or constitute an amendment or waiver of any provision of the Sailfish Notes.

5. Irrevocable Proxy. By execution of this Agreement, each Company Stockholder hereby appoints and constitutes Parent, until the Expiration Time (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as such Company Stockholder’s true and lawful attorney-in-fact and proxy (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the Delaware General Corporation Law), to the fullest extent of such Company Stockholder’s rights with respect to the Subject Securities Beneficially Owned by such Company Stockholder, to vote (or exercise a written consent with respect to) such Subject Securities solely with respect to the matters set forth in

Section 3 hereof and each Company Stockholder shall retain the authority to vote its Subject Securities on all other matters; provided, however, that the foregoing shall only be effective if such Company Stockholder fails to be counted as present, to consent or to vote such Company Stockholder’s Subject Securities, as applicable, in accordance with this Agreement; provided, further, however, that if at any time from and after the date hereof until the Expiration Time there occurs a Change of Recommendation Event, then the irrevocable proxy contemplated by this Section 5 shall terminate and cease to be effective with respect to all Subject Securities other than the Covered Securities.

6. Representations and Warranties of the Company Stockholders. Each Company Stockholder, on behalf of itself and each other Company Stockholder, hereby severally, but not jointly, represents and warrants to Parent as follows:

6.1 Due Authority. Such Company Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 5 hereof. This Agreement has been duly and validly executed and delivered by such Company Stockholder and constitutes a valid and binding agreement of such Company Stockholder enforceable against it in accordance with its terms.

6.2 Ownership of the Company Common Stock. As of the date hereof, such Company Stockholder (a) Beneficially Owns the shares of Company Common Stock indicated on Schedule A hereto opposite such Company Stockholder’s name, free and clear of any and all Encumbrances, other than those created by this Agreement, and (b) has sole voting power over all of the shares of Company Common Stock Beneficially Owned by such Company Stockholder. As of the date hereof, such Company Stockholder does not Beneficially Own any capital stock or other securities of the Company other than the shares of Company Common Stock set forth on Schedule A opposite such Company Stockholder’s name. As of the date hereof, such Company Stockholder does not Beneficially Own any rights to purchase or acquire any shares of capital stock of the Company.

6.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of the obligations under this Agreement and the compliance by such Company Stockholder with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to such Company Stockholder, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the shares of Company Common Stock Beneficially Owned by such Company Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Company Stockholder is a party or by which such Company Stockholder is bound.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to such Company Stockholder in connection with the execution and delivery of this Agreement or the consummation by such Company Stockholder of the transactions contemplated hereby.

6.4 Absence of Litigation. There is no Proceeding pending against, or, to the knowledge of such Company Stockholder, threatened against or affecting, such Company Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of such Company Stockholder to perform such Company Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7. Termination. This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time, provided, however, that the termination of this Agreement shall not relieve any Party from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

8. Notice of Certain Events. Each Company Stockholder shall notify Parent in writing promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of each Company Stockholder under this Agreement and (b) the receipt by each Company Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8 shall not limit or otherwise affect the remedies available to any Party.

9. No Solicitation. Each Company Stockholder agrees that neither it nor any of its Affiliates, directors, officers or employees shall, and that it shall use commercially reasonable best efforts to direct its Representatives not to, directly or indirectly, (a) initiate, solicit or knowingly encourage, knowingly induce or knowingly facilitate any inquiries, proposals, or offers which constitute, or could reasonably be expected to lead to, a Competing Proposal, (b) conduct, participate or engage in any discussions or negotiations with any Person with respect to any inquiry, proposal, or offer which constitutes, or could reasonably be expected to lead to, a Competing Proposal, (c) furnish or provide any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person (other than Parent and its Affiliates and Representatives) in connection with or in response to any inquiries, proposals, or offers which constitute, or could reasonably be expected to lead to, a Competing Proposal, (d) enter into any letter of intent or agreement in principle, or other agreement providing for a Competing Proposal or (e) resolve, agree or publicly propose to, or, through the voting of its Company Common Stock in the Company, permit the Company or any of its Subsidiaries to agree or publicly propose to take any of the actions referred to in clauses (a) – (d). Notwithstanding anything in this Agreement to the contrary, each Company Stockholder (and its respective Affiliates, directors, officers, employees and Representatives) may engage in any of the activities restricted by the preceding provisions of this paragraph with any person if the Company is permitted to engage in such activities with such person pursuant to Section 7.05 of the Transaction Agreement, in each case subject to the restrictions and limitations set forth in such Section 7.05 of the Transaction Agreement.

10. Waiver of Certain Actions. Each Company Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company or any of their respective Subsidiaries or successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any duty of the board of directors of the Company or the board of managers of Parent in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby.

11. Registration Rights.

11.1 Termination of Registration Rights. Each of the Company and the Company Stockholders acknowledge, confirm and agree that the Registration Rights Agreement, dated as of February 28, 2017, by and among the Company and the holders listed on Schedule I thereto will terminate and shall have no further force or effect upon the consummation of the Transactions, which termination shall be effective immediately prior to the Closing.

11.2 Registration Rights Agreement. At the Closing, the Company Stockholders shall deliver to New Sailfish duly executed counterparts of the Registration Rights Agreement attached as Exhibit B to the Transaction Agreement.

12. Miscellaneous.

12.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

12.2 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 12.2 shall not be deemed to prevent Parent from engaging in any merger, consolidation or other business combination transaction.

12.3 Amendments and Modifications. No provision of this Agreement may be amended or modified unless such amendment or modification is in writing and signed by (a) Parent, and (b) each of the Company Stockholders. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

12.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email or facsimile (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to any of the Company Stockholders, to it at:

c/o Franklin Advisers, Inc.

One Franklin Parkway

San Mateo, CA 94403

Attn: Brendan Circle – brendan.circle@franklintempleton.com

         Christopher Chen – chris.chen@franklintempleton.com

(b) if to Parent, to:

Talos Energy LLC

500 Dallas St., Suite 2000

Houston, TX 77002

Attention: General Counsel

Facsimile: (713) 351-4100

Email: bmoss@talosenergyllc.com

with a copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Stephen M. Gill

                 Lande A. Spottswood

Facsimile: (713) 615-5956

Email: sgill@velaw.com

            lspottswood@velaw.com

Or to such other address as any Party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

12.5 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to any choice of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

12.6 Submission to Jurisdiction. Each of the Parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any Federal court located within the State of Delaware) (the “Chosen Courts”) and, solely in connection with such claims, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (d) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. The consent to jurisdiction set forth in this Section 12.6 shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 12.6. The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

12.7 Enforcement. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 7, it is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 12.7, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.

12.8 No Third Party Beneficiaries. Nothing in this Agreement express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.9 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY

HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (C) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12.9.

12.10 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

12.11 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all parties need not sign the same counterpart.

12.12 No Agreement Until Executed. This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the Parties unless and until (a) the Transaction Agreement is executed and delivered by all parties thereto, and (b) this Agreement is executed and delivered by the Parties.

12.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Transactions are consummated.

12.14 Action in Company Stockholder Capacity Only. No Person executing this Agreement (or designee or Representative of such Person) who has been, is or becomes during the term of this Agreement a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer of the Company. The Parties acknowledge and agree that this Agreement is entered into by the Company Stockholders solely in their capacity as the Beneficial Owners of shares of Company Common Stock and nothing in this Agreement shall (a) restrict in any respect any actions taken by the Company Stockholders or their designees or Representatives who are a director or officer of the Company solely in his or her capacity as a director or officer of the Company or (b) be construed to prohibit, limit or restrict such Company Stockholder from exercising its fiduciary duties as a director or officer of the Company. For the avoidance of doubt, nothing in this Section 12.14 shall in any way modify, alter or amend any of the terms of the Transaction Agreement.

12.15 Documentation and Information. No Company Stockholder or its Affiliates shall make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent and the Company (in each case, such consent not to be unreasonably withheld), except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent and the Company). Each Company Stockholder consents to and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Transactions and any transactions contemplated by the Transaction Agreement, such Company Stockholder’s identity and ownership of the Subject Securities, the existence of this Agreement and the nature of such Company Stockholder’s commitments and obligations under this Agreement, and such Company Stockholder acknowledges that each of Parent and the Company may, in their respective sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity. Each Company Stockholder agrees to promptly give Parent and the Company any information they may reasonably require for the preparation of any such disclosure documents, and such Company Stockholder agrees to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by such Company Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Parent and the Company shall in any instance where such Company Stockholder or information relating thereto is disclosed, use their respective reasonable best efforts to provide drafts of such disclosures with sufficient time to enable such Company Stockholder to review and provide comments on such disclosures and Parent and Company shall in good faith consider incorporating any reasonable modifications requested by such Company Stockholder.

12.16 Obligation to Update Schedule A. Each of the Company Stockholders agree that in connection with any acquisitions or Transfers (to the extent permitted) of Subject Securities by any Company Stockholder, the Company Stockholders will, as promptly as practicable following the completion of thereof, notify Parent and the Company in writing of such acquisition or Transfer and the Parties will update Schedule A to reflect the effect of such acquisition or Transfer.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement by their authorized representatives as of the date first above written.

TALOS ENERGY LLC

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President and Chief Executive Officer

STONE ENERGY CORPORATION

By:	/s/ Neal P. Goldman
Name:	Neal P. Goldman
Title:	Chairman of the Board

SIGNATURE PAGE TO

VOTING AGREEMENT

FRANKLIN ADVISERS, INC., AS INVESTMENT MANAGER ON BEHALF OF THE COMPANY STOCKHOLDERS LISTED ON SCHEDULE A ATTACHED HERETO

By:	/s/ Edward Perks
Name:	Edward Perks
Title:	Executive Vice President

SIGNATURE PAGE TO

VOTING AGREEMENT

ACKNOWLEDGMENT AND AGREEMENT

The funds listed below shall be deemed parties to this Agreement for the sole purpose of Section 11. Accordingly, the funds acknowledge, confirm and agree to the termination of the Registration Rights Agreement as set forth in Section 11.

FRANKLIN ADVISERS, INC., AS INVESTMENT MANAGER ON BEHALF OF JNL/FRANKLIN TEMPLETON INCOME FUND AND FT OPPORTUNISTIC DESTRESSED FUND, LTD.

By:	/s/ Edward Perks
Name:	Edward Perks
Title:	Executive Vice President

SCHEDULE A

Company Stockholder	Number of Shares of Company Common Stock Beneficially Owned	Number of Shares of Company Common Stock Owned of Record	Pro Rata Share
Franklin Custodian Funds – Franklin Income Fund	6,151,402	6,151,402	.66
Franklin Templeton Variable Insurance Products Trust – Franklin Income VIP Fund	544,906	544,906	.00
Franklin Templeton Investment Funds – Franklin Income Fund	291,679	291,679	.00

SCHEDULE A

Annex I

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of November 21, 2017 (this “Agreement”), is entered into by and among Talos Energy LLC, a Delaware limited liability company (“Parent”), Stone Energy Corporation, a Delaware corporation (the “Company”), and MacKay Shields LLC (the “Investment Manager”), in its capacity as investment manager on behalf of the Company Stockholders (as defined herein) and (to the extent expressly set forth herein) in its individual capacity, and Parent, the Company, and the Company Stockholders are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, on the date hereof certain clients of the Investment Manager Beneficially Own (as defined herein) shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, which clients are referred to herein collectively as the “Company Stockholders” (provided that, for the avoidance of doubt, “Company Stockholders” shall not include any person or entity (i) that is not a client of the Investment Manager as of the date hereof or (ii) whose shares of Common Stock are not included in the aggregate number indicated on Schedule A attached hereto);

WHEREAS, on the date hereof the Company Stockholders in the aggregate Beneficially Own the number of shares of Common Stock as is indicated on Schedule A attached hereto (such shares of Common Stock so indicated, the “Company Common Stock”);

WHEREAS, as of the date hereof the Investment Manager has been appointed by the Company Stockholders as an investment manager with the authority to exercise voting power with respect to their shares of Company Common Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Talos Production LLC, a Delaware limited liability company, the Company, Sailfish Energy Holdings Corporation, a Delaware corporation and a wholly owned direct subsidiary of Sailfish (“New Sailfish”), Sailfish Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of New Sailfish, are entering into a Transaction Agreement (such agreement, amended from time to time, the “Transaction Agreement”), that provides, among other things, for the combination of the Green Entities with the Company, the merger of the Company with Merger Sub, the conversion of Sailfish Common Stock into the right to receive New Sailfish Common Stock and the issuance of New Sailfish Common Stock to current owners of the Equity Interests of Green Energy and certain of their Affiliates, in each case upon the terms and subject to the conditions set forth in the Transaction Agreement (such transactions and each other act or transaction contemplated by the Transaction Agreement collectively, the “Transactions”);

WHEREAS, as a condition and an inducement to Parent’s willingness to enter into the Transaction Agreement, Parent has required that the Investment Manager agree, and the Investment Manager has agreed, to enter into this Agreement with respect to all shares of Company Common Stock that the Company Stockholders Beneficially Own; and

WHEREAS, Parent desires that the Investment Manager (on behalf of the Company Stockholders) agree, and the Investment Manager (on behalf of the Company Stockholders) is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of the Subject Securities (as defined below), and to vote the Subject Securities in a manner so as to facilitate consummation of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Beneficially Own” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance), provided, however, that securities shall only be considered to be Beneficially Owned by a Company Stockholder for purposes of this Agreement to the extent that (i) the Investment Manager has sole discretionary management authority of such securities that includes the sole authority to vote and (ii) any such securities are not on loan pursuant to a securities lending program. For the avoidance of doubt, “Beneficially Own” shall also include record ownership of securities where such record ownership satisfies the conditions of the proviso to the immediately preceding sentence.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Expiration Time” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Transaction Agreement shall be terminated pursuant to Article 9 thereof, or (c) the termination of this Agreement by mutual written consent of the Parties.

“Permitted Transfer” shall mean, in each case, with respect to each Company Stockholder, so long as (a) such Transfer is in accordance with applicable Law and such Company Stockholder is, and at all times has been, in compliance with this Agreement and (b) (i) prior to such Company Stockholder delivering the written consent pursuant to Section 3.1(a) below, any Transfer of Subject Securities by the Company Stockholder to another Company Stockholder or to an Affiliate of such Company Stockholder, so long as such Affiliate, in connection with, and prior to, such Transfer, executes a joinder to this Agreement, in form and substance reasonably acceptable to Parent, pursuant to which such Affiliate agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to such Company Stockholder and otherwise become a party for all purposes of this Agreement or (ii) after such Company Stockholder has delivered the written consent pursuant to Section 3.1(a) below, any Transfer of Subject Securities by the Company Stockholder to another Person, so long as such Person, in connection with, and prior to, such Transfer, executes a joinder to this Agreement, in form and substance reasonably acceptable to Parent, pursuant to which such Person agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to such Company Stockholder and otherwise become a party for all purposes of this Agreement; provided that no such Transfer shall relieve the transferring Company Stockholder from its obligations under this Agreement if less than all of such Company Stockholder’s Common Stock is transferred, other than with respect to the Company Common Stock transferred in accordance with the foregoing provision.

“Subject Securities” shall mean, collectively, shares of Company Common Stock and New Company Common Stock.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock (or any security convertible or exchangeable into such capital stock), including in each case through the Transfer of any Person or any interest in any Person or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, “capital stock” shall include interests in a partnership or limited liability company.

2. Agreement to Retain Subject Securities.

2.1 Transfer and Encumbrance of Subject Securities. Other than a Permitted Transfer and so long as the Investment Manager remains the legal owner, beneficial owner and/or investment advisor or manager of or with power and/or authority to bind such Company Stockholder, from the date hereof until the Expiration Time, the Investment Advisor shall not (on behalf of any Company Stockholder), with respect to any Subject Securities Beneficially Owned by such Company Stockholder, (a) Transfer any such Subject Securities, or (b) deposit any such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or grant any proxy (except as otherwise provided herein or to grant a revocable proxy to the Company’s proxy holders to vote or cause to be voted the Subject Securities in accordance with this Agreement) or power of attorney with respect thereto.

2.2 Injunction. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time a Governmental Entity of competent jurisdiction enters an order restraining, enjoining or otherwise prohibiting the Company Stockholders or their Affiliates from (a) consummating the transactions contemplated by the Transaction Agreement or (b) taking any action pursuant to Section 3 or Section 5, then so long as the Investment Manager remains the legal owner, beneficial owner and/or investment advisor or manager of or with power and/or authority to bind such Company Stockholder, (i) the obligations of the Investment Advisor (on behalf of the Company Stockholders) set forth in Section 3 and the irrevocable proxy and power of attorney in Section 5 shall be of no force and effect for so long as such order is in effect and, in the case of clause (b), solely to the extent such order restrains, enjoins or otherwise prohibits the Investment Advisor (on behalf of such Company Stockholder) from taking any such action, and (ii) the Investment Advisor (on behalf of each Company Stockholder) shall cause the Subject Securities to not be represented in person or by proxy at any meeting at which a vote of such Company Stockholder on the Transactions is requested. Notwithstanding anything to the contrary in this Section 2.2, the restrictions set forth in Section 2.1 shall continue to apply with respect to the Subject Securities until the Expiration Time.

2.3 Additional Purchases; Adjustments. The Investment Manager agrees (on behalf of each Company Stockholder) that any shares of Common Stock for which such Company Stockholder acquires Beneficial Ownership after the execution of this Agreement and prior to the Expiration Time (the “New Company Common Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Company Common Stock, and the Investment Manager shall promptly notify Parent of the existence of any such New Company Common Stock. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Securities, the terms of this Agreement shall apply to the resulting securities.

2.4 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Subject Securities in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of such Company Stockholder’s Subject Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

3. Agreement to Vote and Approve.

3.1 Approval. From and after the date hereof until the Expiration Time, the Investment Manager irrevocably and unconditionally agrees (on behalf of the Company Stockholders) that it shall:

(a) within two (2) Business Days after the Registration Statement becomes effective under the Securities Act (but, for the avoidance of doubt, not until such Registration Statement becomes effective and the definitive consent solicitation statement/prospectus contained therein is delivered to it), deliver (or cause to be delivered) a written consent pursuant to Section 228 of the Delaware General Corporation Law and Article Twelfth of the Sailfish Amended and Restated Certificate of Incorporation covering all of the Subject Securities approving and adopting the Transactions, the Transaction Agreement and any other matters necessary for consummation of the Transactions and the other transactions contemplated in the Transaction Agreement (each a “Transaction Proposal”);

(b) at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, it shall and shall cause each applicable holder of record on any applicable record date to (including via proxy), vote the Subject Securities: in favor of (i) any Transaction Proposal, and (ii) if an adjournment or postponement is required by the Transaction Agreement or approved by the Board of Directors of the Company, any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Transactions; and

(c) at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, it shall, and shall cause each applicable holder of record on any applicable record date to (including via proxy), vote the Subject Securities against (i) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Transactions set forth in Article 8 of the Transaction Agreement not being fulfilled, (ii) any Competing Proposal, (iii) any action which could reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Transaction Agreement, including the Transactions, or dilute, in any material respect, the benefit of the transactions contemplated thereby to Parent or to Parent’s members and (iv) any action which could reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Company in the Transaction Agreement.

3.2 Change of Recommendation. Notwithstanding anything to the contrary in this Agreement, if at any time from and after the date hereof until the Expiration Time there occurs a Change of Recommendation pursuant to Section 7.05(e)(iii) or Section 7.05(e)(iv) of the Transaction Agreement (a “Change of Recommendation Event”), then the Investment Advisor’s obligation (on behalf of each Company Stockholder) to deliver a written consent in accordance with Section 3.1(a) and to vote its Subject Securities in accordance with Section 3.1(b), shall be limited to the number of shares of Subject Securities held by such Company Stockholder, rounded down to the nearest whole share, equal to the product of (a) such Company Stockholder’s Pro Rata Share multiplied by (b) the Covered Company Common Stock (such amount for each Company Stockholder, the “Covered Securities”); provided that all other obligations and restrictions contained in this Agreement, including those set forth in Section 3.1(c), shall continue to apply to all of such Company Stockholder’s Subject Securities; provided, further, however, that if a Change of Recommendation Event occurs, notwithstanding any other obligations hereunder, the Investment Advisor (on behalf of each Company Stockholder) shall be expressly permitted to deliver a written consent covering, or vote, its Subject Securities that are not Covered Securities in its sole discretion with respect to any Transaction Proposal. For purposes of this Agreement, (i) the “Covered Company Common Stock” shall mean the total number of shares of Subject Securities outstanding as of the record date of the applicable stockholder meeting or established by the Company with respect to any action by written consent, as applicable, multiplied by 0.35 and (ii) such Company Stockholder’s “Pro Rata Share” shall be 0.34.

3.3 Conditions to Vote and Approval. The Investment Advisor’s obligations (on behalf of the Company Stockholders) under Section 3.1 above shall be conditioned upon the Transaction Agreement and the Transactions contemplated thereby being in conformance in all material respects with the Transaction Agreement attached hereto as Exhibit A, including with respect to the Franklin/MacKay Debt Exchange, and the ownership percentage of New Sailfish Common Stock by the former Sailfish stockholders upon consummation of the Transactions being no less than 37%.

4. Rights Unaffected. Nothing contained herein shall limit the rights of a Company Stockholder (or any Affiliate of the Investment Advisor) who is also a MacKay Bondholder under the Sailfish Notes or constitute an amendment or waiver of any provision of the Sailfish Notes.

5. Irrevocable Proxy. By execution of this Agreement, the Investment Advisor (on behalf of each Company Stockholder) hereby appoints and constitutes Parent, until the Expiration Time (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as such Company Stockholder’s true and lawful attorney-in-fact and proxy (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the Delaware General Corporation Law), to the fullest extent of such Company Stockholder’s rights with respect to the Subject Securities Beneficially Owned by such Company Stockholder, to vote (or exercise a written consent with respect to) such Subject Securities solely with respect to the matters set forth in Section 3 hereof and each Company Stockholder shall retain the authority to vote its Subject Securities on all other matters; provided, however, that the foregoing shall only be effective if the Investment Advisor (on behalf of such Company Stockholder) fails to be counted as present, to consent or to vote such Company Stockholder’s Subject Securities, as applicable, in accordance with this Agreement; provided, further, however, that if at any time from and after the date hereof until the Expiration Time there occurs a Change of Recommendation Event, then the irrevocable proxy contemplated by this Section 5 shall terminate and cease to be effective with respect to all Subject Securities other than the Covered Securities.

6. Representations and Warranties of the Investment Manager. The Investment Manager hereby represents and warrants to Parent as follows:

6.1 Due Authority. The Investment Manager has the full power and authority to make, enter into and carry out the terms of this Agreement on behalf of the Company Stockholders and to grant the irrevocable proxy as set forth in Section 5 hereof. This Agreement has been duly and validly executed and delivered by the Investment Manager and constitutes a valid and binding agreement of the Investment Manager enforceable against it in accordance with its terms. The Investment Advisor has all necessary investment or voting discretion with respect to the shares of Company Common Stock and has the power and authority to bind the Company Stockholders with respect to their respective shares of Company Common Stock to the terms of this Agreement.

6.2 Ownership of the Company Common Stock. As of the date hereof, the Company Stockholders (a) Beneficially Own the number of shares of Company Common Stock indicated on Schedule A attached hereto, free and clear of any and all Encumbrances, other than those created by this Agreement, and (b) have delegated sole voting power to the Investment Manager over all of such shares. Schedule A attached hereto does not include any shares of Company Common Stock subject to a securities lending plan on the date hereof for any Company Stockholder. As of the date hereof, no Company Stockholder Beneficially Owns any capital stock or other securities of the Company other than (i) the shares of Company Common Stock included in the total set forth on Schedule A attached hereto and (ii) shares of Common Stock subject to a securities lending plan. As of the date hereof, no Company Stockholder Beneficially Owns any rights to purchase or acquire any shares of capital stock of the Company.

6.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Investment Manager (to the extent in its individual capacity) does not, and the performance by the Investment Manager in such capacity of the obligations under this

Agreement and the compliance by the Investment Manager in such capacity with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to the Investment Manager, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the shares of Company Common Stock Beneficially Owned by any Company Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Investment Manager is a party or by which the Investment Manager is bound.

(b) The execution and delivery of this Agreement by the Investment Manager on behalf of the Company Stockholders does not, and the performance by the Investment Manager (on behalf of the Company Stockholders) of the obligations under this Agreement and the compliance by the Investment Manager (on behalf of the Company Stockholders) with any provisions hereof do not and will not, to the best of the Investment Manager’s knowledge: (i) conflict with or violate any Law applicable to such Company Stockholder, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the shares of Company Common Stock Beneficially Owned by any Company Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any Company Stockholder is a party or by which any Company Stockholder is bound.

(c) To the best of the Investment Manager’s knowledge, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Investment Manager or any Company Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Investment Manager (on behalf of such Company Stockholder) of the transactions contemplated hereby.

6.4 Absence of Litigation. To the best of the Investment Manager’s knowledge, there is no Proceeding pending or threatened against or affecting, the Investment Manager or any Company Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of the Investment Manager (whether individually or on behalf of any Company Stockholder) to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7. Termination. This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time, provided, however, that the termination of this Agreement shall not relieve any Party from any liability for any inaccuracy in or breach of any representation, warranty, or covenant contained in this Agreement.

8. Notice of Certain Events. The Investment Manager shall notify Parent in writing promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of each Company Stockholder under this Agreement and (b) the receipt by Investment Manager of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8 shall not limit or otherwise affect the remedies available to any Party.

9. No Solicitation. The Investment Manager hereby agrees (individually and, so long as the Investment Manager remains the investment advisor or manager of, or with power and/or authority to bind, such Company Stockholder, on behalf of each Company Stockholder) that neither it nor any of its directors, officers or employees shall, and that it shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, (a) initiate, solicit or knowingly encourage, knowingly induce or knowingly facilitate any inquiries, proposals, or offers which constitute, or could reasonably be expected to lead to, a Competing Proposal, (b) conduct, participate or engage in any discussions or negotiations with any Person with respect to any inquiry, proposal, or offer which constitutes, or could reasonably be expected to lead to, a Competing Proposal, (c) furnish or provide any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person (other than Parent and its Affiliates and Representatives) in connection with or in response to any inquiries, proposals, or offers which constitute, or could reasonably be expected to lead to, a Competing Proposal, (d) enter into any letter of intent or agreement in principle, or other agreement providing for a Competing Proposal or (e) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (a) – (d). Notwithstanding anything in this Agreement to the contrary, the Investment Manager (and its respective Affiliates, directors, officers, employees and Representatives) may engage in any of the activities restricted by the preceding provisions of this paragraph with any person if the Company is permitted to engage in such activities with such person pursuant to Section 7.05 of the Transaction Agreement, in each case subject to the restrictions and limitations set forth in such Section 7.05 of the Transaction Agreement. The Investment Manager further agrees (individually and, so long as the Investment Manager remains the investment advisor or manager of, or with power and/or authority to bind, such Company Stockholder, on behalf of each Company Stockholder) that (i) it shall use its reasonable efforts to cause any Subject Securities not to be lent out under a securities lending program and (ii) neither it nor any of its Affiliates, directors, officers or employees shall, and that it shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, knowingly encourage, knowingly induce or knowingly facilitate any revocation of discretionary management authority with respect to any Subject Securities.

10. Waiver of Certain Actions. The Investment Manager hereby agrees (individually and, so long as the Investment Manager remains the investment advisor or manager of, or with power and/or authority to bind, such Company Stockholder, on behalf of each Company Stockholder) not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company or any of their respective Subsidiaries or successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any duty of the board of directors of the Company or the board of managers of Parent in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby.

11. Registration Rights.

11.1 Termination of Registration Rights. Each of the Company and the Investment Advisor (on behalf of the Company Stockholders) acknowledge, confirm and agree that the Registration Rights Agreement, dated as of February 28, 2017, by and among the Company and the holders listed on Schedule I thereto will terminate and shall have no further force or effect upon the consummation of the Transactions, which termination shall be effective immediately prior to the Closing.

11.2 Registration Rights Agreement. At the Closing, the Investment Advisor (on behalf of the Company Stockholders) shall deliver to New Sailfish duly executed counterparts of the Registration Rights Agreement attached as Exhibit B to the Transaction Agreement.

12. Miscellaneous.

12.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

12.2 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 12.2 shall not be deemed to prevent Parent from engaging in any merger, consolidation or other business combination transaction.

12.3 Amendments and Modifications. No provision of this Agreement may be amended or modified unless such amendment or modification is in writing and signed by (a) Parent, and (b) the Investment Manager on behalf of each of the Company Stockholders. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

12.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email or facsimile (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to any of the Company Stockholders, to it at:

c/o MacKay Shields LLC.
1345 Avenue of the Americas
New York, NY 10105
Attn: Dohyun Cha
Dohyun.cha@mackayshields.com
with a copy to:
Attn: Young Lee
Young.lee@mackayshields.com

(b) if to Parent, to:

Talos Energy LLC
500 Dallas St., Suite 2000
Houston, TX 77002
Attention: General Counsel
Facsimile: (713) 351-4100
Email: bmoss@talosenergyllc.com
with a copy to (which copy shall not constitute notice):
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, TX 77002
Attention: Stephen M. Gill
Lande A. Spottswood
Facsimile: (713) 615-5956
Email: sgill@velaw.com
lspottswood@velaw.com

Or to such other address as any Party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

12.5 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to any choice of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

12.6 Submission to Jurisdiction. Each of the Parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any Federal court located within the State of Delaware) (the “Chosen Courts”) and, solely in connection with such claims, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (d) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. The consent to jurisdiction set forth in this Section 12.6 shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 12.6. The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

12.7 Enforcement. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 7, it is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 12.7, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.

12.8 No Third Party Beneficiaries. Nothing in this Agreement express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.9 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (C) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12.9.

12.10 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

12.11 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all parties need not sign the same counterpart.

12.12 No Agreement Until Executed. This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the Parties unless and until (a) the Transaction Agreement is executed and delivered by all parties thereto, and (b) this Agreement is executed and delivered by the Parties.

12.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Transactions are consummated.

12.14 Action in Company Stockholder Capacity Only. No Person executing this Agreement (or designee or Representative of such Person) who has been, is or becomes during the term of this Agreement a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer of the Company. The Parties acknowledge and agree that this Agreement is entered into by the Investment Manager on behalf of the Company Stockholders solely in their capacity as the Beneficial Owners of shares of Company Common Stock and nothing in this Agreement shall (a) restrict in any respect any actions taken by the Company Stockholders or their designees or Representatives who are a director or officer of the Company solely in his or her capacity as a director or officer of the Company or (b) be construed to prohibit, limit or restrict such Company Stockholder from exercising its fiduciary duties as a director or officer of the Company. For the avoidance of doubt, nothing in this Section 12.14 shall in any way modify, alter or amend any of the terms of the Transaction Agreement.

12.15 Documentation and Information. The Investment Manager shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent and the Company (in each case, such consent not to be unreasonably withheld), except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent and the Company). The Investment Manager consents to and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Transactions and any transactions contemplated by the Transaction Agreement, the Investment Manager’s identity and voting authority with respect to the Subject Securities, the existence of this Agreement and the nature of the Investment Manager’s commitments and obligations under this Agreement, and the Investment Manager acknowledges that each of Parent and the Company may, in their respective sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity. The Investment Manager agrees to promptly give Parent and the Company any information they may reasonably require for the preparation of any such disclosure documents, and the Investment Manager agrees to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by the Investment Manager specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Parent and the Company shall in any instance where the Investment Manager or information relating thereto is disclosed, use their respective reasonable best efforts to provide drafts of such disclosures with sufficient time to enable the Investment Manager to review and provide comments on such disclosures and Parent and Company shall in good faith consider incorporating any reasonable modifications requested by the Investment Manager.

12.16 Obligation to Update Schedule A. The Investment Manager agrees that in connection with any acquisitions or Transfers (to the extent permitted) of Subject Securities by any Company Stockholder, the Investment Manager will, as promptly as practicable following the completion of thereof, notify Parent and the Company in writing of such acquisition or Transfer and the Parties will update Schedule A to reflect the effect of such acquisition or Transfer.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement by their authorized representatives as of the date first above written.

TALOS ENERGY LLC

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President and Chief Executive Officer

STONE ENERGY CORPORATION

By:	/s/ Neal P. Goldman
Name:	Neal P. Goldman
Title:	Chairman of the Board

SIGNATURE PAGE TO

VOTING AGREEMENT

MACKAY SHIELDS LLC, in its capacity as investment manager on behalf of the Company Stockholders and (to the extent expressly set forth herein) in its individual capacity

By:	/s/ Andrew Susser
Name:	Andrew Susser
Title:	Executive Managing Director

SIGNATURE PAGE TO

VOTING AGREEMENT

SCHEDULE A

As of November 17, 2017 the Company Stockholders Beneficially Own 3,575,276 shares of Company Common Stock, which number excludes shares of Company Common Stock that may be on loan pursuant to a securities lending program.

SCHEDULE A

Annex J

November 21, 2017

The Board of Directors

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, LA 70508

Members of the Board:

Stone Energy Corporation, a Delaware corporation (“Stone”), Sailfish Energy Holdings Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Stone (“New Sailfish”), Sailfish Merger Sub Corporation, a Delaware corporation and a direct, wholly owned subsidiary of New Sailfish (“Merger Sub”), Talos Energy LLC, a Delaware limited liability company (“Talos Energy LLC”) and Talos Production LLC, a Delaware limited liability company (“Talos Production” and, together with Talos Energy LLC, “Talos Energy”), propose to enter into a Transaction Agreement (the “Transaction Agreement”) pursuant to which (i) Merger Sub will merge with and into Stone (the “Merger”), with Stone surviving as a direct, wholly owned subsidiary of New Sailfish, and each issued and outstanding share of common stock, par value $0.01, of Stone (the “Stone Common Stock”) will be converted into the right to receive one share of common stock, par value $0.01 of New Sailfish (the “New Sailfish Common Stock”), and (ii) the equity interests in Talos Production will be contributed to New Sailfish (the “Equity Contribution”) in exchange for shares of New Sailfish Common Stock (the “Talos Equity Consideration”). Contemporaneously and in connection with the execution and delivery of the Transaction Agreement, Stone, New Sailfish, the “Bridge Loan Lenders” listed therein, the “Sponsor Noteholders” listed therein, and the “Stone Noteholders” listed therein propose to enter into the Exchange Agreement (the “Debt Exchange Agreement” and, together with the Transaction Agreement, the “Contribution Agreements”) pursuant to which in connection with the closing of the Merger (among other things) the holders of the 9.75% Senior Notes due 2022 (the “9.75% Notes”) issued by Talos Production and Talos Production Finance Inc. will contribute the 9.75% Notes to New Sailfish (the “Debt Contribution” and, together with the Merger and the Equity Contribution, the “Transaction”) in exchange for shares of New Sailfish Common Stock (the “Talos Debt Consideration”). Pursuant to the Transaction Agreement, the Talos Equity Consideration and the Talos Debt Consideration (collectively, the “Talos Total Contribution Consideration”) shall represent, in the aggregate, 63% of the total number of outstanding shares of New Sailfish Common Stock, after giving effect to the issuance of shares of New Sailfish Common Stock pursuant to the Merger, the Equity Contribution and the Debt Contribution and calculated on a fully diluted basis, taking into account any security, instrument or award (other than the warrants to purchase shares of Stone Common Stock pursuant to that certain Warrant Agreement dated as of February 28, 2017) that is or will be outstanding immediately following the closing of the Transaction.

You have requested our opinion as to whether the Talos Total Contribution Consideration to be paid pursuant to the Contribution Agreements is fair, from a financial point of view, to Stone.

In arriving at our opinion, we have, among other things:

1.	reviewed certain publicly available business and financial information relating to Stone, including (i) the Annual Report on Form 10-K and related audited financial statements of Stone for the fiscal year ended December 31, 2016 and (ii) the Quarterly Reports on Form 10-Q for Sailfish and related unaudited financial statements for the fiscal periods ended March 31, 2017, June 30, 2017 and September 30, 2017;

2.	reviewed certain business and financial information relating to Talos Energy, including (i) audited consolidated financial statements of Talos Energy LLC and its subsidiaries and of Talos Production and its subsidiaries for the fiscal year ended December 31, 2016 and (ii) unaudited financial statements of Talos Energy LLC for the fiscal periods ended June 30, 2017 and September 30, 2017;

3.	reviewed certain non-public projected financial and operating data relating to Stone and Talos Energy prepared and furnished to us by the respective management teams and staffs of Stone and Talos Energy;

4.	reviewed certain estimates of Stone’s oil and gas reserves and exploration potential, including estimates of proved, probable and possible reserves prepared by Netherland, Sewell & Associates, Inc. as of December 31, 2016 and estimates of proved, probable and possible reserves prepared by Stone as of December 31, 2016 and June 30, 2017;

5.	reviewed certain estimates of Talos Energy’s oil and gas reserves and exploration potential, including estimates of proved, probable and possible reserves prepared by Talos Energy and audited by Netherland, Sewell & Associates, Inc. as of December 31, 2016 and estimates of proved, probable and possible reserves prepared by Talos Energy as of June 30, 2017;

6.	discussed current operations, financial positioning and future prospects of Stone and Talos Energy with the management teams of Stone and Talos Energy;

7.	reviewed historical market prices and trading histories of Stone common stock;

8.	compared recent stock market capitalization indicators for Stone and measures of the financial and operating performance of Talos Energy with recent stock market capitalization indicators for certain publicly-traded independent exploration and production companies that we deemed to be relevant;

9.	compared the financial terms of the Contribution Agreements with the financial terms of other transactions that we deemed to be relevant;

10.	participated in certain discussions and negotiations among the representatives of Stone and Talos Energy and their respective financial and legal advisors;

11.	reviewed a draft of the Transaction Agreement, dated November 19, 2017;

12.	reviewed a draft of the Debt Exchange Agreement, dated November 21, 2017; and

13.	reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we deemed necessary and appropriate.

In rendering our opinion, upon the advice of Stone and Talos Energy, we have assumed and relied upon, without assuming any responsibility or liability for, or independently verifying the accuracy or completeness of, all of the information publicly available and all of the information supplied or otherwise made available to us by Stone and Talos Energy. We have further relied upon the assurances of representatives of the respective managements of Stone and Talos Energy that they are unaware of any facts that would make the information provided to us incomplete, inaccurate or misleading in any material respect. With respect to projected financial and operating data, we have assumed, upon the advice of Stone and Talos Energy, that such data have been prepared in a manner consistent with historical financial and operating data and reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements and staffs of Stone and Talos Energy relating to the future financial and operational performance of Stone and Talos Energy, respectively. We express no view as to any projected financial and operating data relating to Stone or Talos Energy or the assumptions on which they are based. With respect to the estimates of oil and gas reserves, we have assumed, upon the advice of Stone and Talos Energy, that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the managements and staffs of Stone, Talos Energy, and Netherland, Sewell & Associates, Inc. relating to the oil and gas properties of Stone and Talos Energy, respectively. We express no view as to any reserve or potential resource estimates relating to Stone or Talos Energy or the assumptions on which they are based. We have not made an independent evaluation or appraisal of the assets or liabilities of Stone or Talos Energy, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of Stone or Talos Energy under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Stone or Talos Energy.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Contribution Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Contribution Agreements, that all conditions to consummation of the transactions contemplated by the Contribution Agreements will be satisfied without material waiver or modification thereof, and that the definitive Contribution Agreements will not differ in any material respects from the drafts thereof furnished to us. We have further assumed, upon the advice of Stone, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transactions contemplated by the Contribution Agreements will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Stone or Talos Energy or on the consummation of the Transaction or that would materially reduce the benefits of the Transaction to Stone.

Our opinion relates solely to the fairness to Stone, from a financial point of view, of the Talos Total Contribution Consideration to be paid pursuant to the Contribution Agreements. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, any creditors or other constituencies of Stone, nor do we express an opinion as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Stone or Talos Energy, or any class of such persons, whether relative to the Talos Total Contribution Consideration or otherwise. We have assumed that any modification to the structure of the Transaction will not vary in any material respect from what has been assumed in our analysis. Our advisory services and the opinion expressed herein are provided for the information and benefit of the Board of Directors of Stone in connection with its consideration of the transactions contemplated by the Contribution Agreements, and our opinion does not constitute a recommendation to any holder of Stone common stock as to how such holder should vote with respect to any of the transactions contemplated by the Contribution Agreements. The issuance of this opinion has been approved by the Opinion Committee of Petrie Partners Securities, LLC. Our opinion does not address the relative merits of the Transaction as compared to any alternative business transaction or strategic alternative that might be available to Stone, nor does it address the underlying business decision of Stone to engage in the Transaction. We have not been asked to consider, and this opinion does not address, the tax consequences of the Transaction to any particular stockholder of Stone or Talos Energy, or the prices at which shares of Stone Common Stock or shares of New Sailfish Common Stock will actually trade at any time, including following the announcement or consummation of the Transaction. We are not rendering any legal, accounting, tax or regulatory advice and understand Stone is relying on other advisors as to legal, accounting, tax and regulatory matters in connection with the Transaction.

As you are aware, we are acting as financial advisor to Stone, and we will receive a fee from Stone for our services upon the rendering of this opinion regardless of the conclusions expressed herein. Stone has also agreed to reimburse our expenses, and we will be entitled to receive a success fee if the Transaction is consummated. In addition, Stone has agreed to indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between us and our affiliates, on the one hand, and Stone or Talos Energy and their applicable affiliates, on the other hand, pursuant to which we or any of our affiliates received compensation as a result of such relationship. We may provide financial or other services to Stone and Talos Energy in the future and in connection with any such services we may receive customary compensation for such services.

Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of Stone and Talos Energy as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except Stone and New Sailfish may describe and reproduce this opinion (but only in full) in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed to its stockholders relating to the Transaction if such description or reproduction is required by applicable law; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior written consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Talos Total Contribution Consideration to be paid pursuant to the Contribution Agreements is fair, from a financial point of view, to Stone.

Very truly yours,

PETRIE PARTNERS SECURITIES, LLC

By:	/s/ Mark L. Carmain
Mark L. Carmain
Managing Director

Annex K

TALOS ENERGY, INC.

LONG TERM INCENTIVE PLAN

1.    Purpose. The purpose of the Talos Energy, Inc. Long Term Incentive Plan (as amended from time to time, the “Plan”) is to provide a means through which (a) Talos Energy, Inc., a Delaware corporation (f/k/a Sailfish Energy Holdings Corporation and, together with any successor thereto, the “Company”), and its Affiliates may attract, retain and motivate qualified persons as employees, directors and consultants, thereby enhancing the profitable growth of the Company and its Affiliates and (b) persons upon whom the responsibilities of the successful administration and management of the Company and its Affiliates rest, and whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the Company and its Affiliates. Accordingly, the Plan provides for the grant of Options, SARs, Restricted Stock, Restricted Stock Units, Stock Awards, Dividend Equivalents, Other Stock-Based Awards, Cash Awards, Substitute Awards, or any combination of the foregoing, as determined by the Committee in its sole discretion.

2.    Definitions. For purposes of the Plan, the following terms shall be defined as set forth below:

(a)     “Affiliate” means any Person that, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled Person or (ii) to direct or cause the direction of the management and policies of the controlled Person, whether through the ownership of voting securities, by contract, or otherwise.

(b)    “ASC Topic 718” means the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, as amended or any successor accounting standard.

(c)    “Award” means any Option, SAR, Restricted Stock, Restricted Stock Unit, Stock Award, Dividend Equivalent, Other Stock-Based Award, Cash Award, or Substitute Award, together with any other right or interest, granted under the Plan.

(d)    “Award Agreement” means any written instrument (including any employment, severance or change in control agreement) that sets forth the terms, conditions, restrictions and/or limitations applicable to an Award, in addition to those set forth under the Plan.

(e)    “Board” means the Board of Directors of the Company.

(f)    “Cash Award” means an Award denominated in cash granted under Section 6(i).

(g)    “Change in Control” means the occurrence of any of the following events after the Effective Date:

(i)    The acquisition (whether by purchase, merger, consolidation or other similar transaction) by any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act or Section 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either (A) the then-outstanding shares of Stock or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote in the election of directors;

provided, however, that, for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (1) any acquisition by the Company or any Affiliate, (2) any acquisition directly from the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (4) any Business Combination (as defined below) that does not constitute a Change in Control under subsection (iii) below;

(ii)    During any period of twelve (12) consecutive months, individuals who, as of the Effective Date, constitute the Board cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Board shall be considered as though such individual were a member of the Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person or group (within the meaning of Section 13(d)(3) of the Exchange Act or Section 14(d)(2) of the Exchange Act) other than the Board;

(iii)    The consummation of a reorganization (excluding a reorganization under either Chapter 7 or Chapter 11 of Title 11 of the United States Code), recapitalization, merger, consolidation, or other business combination (any of the foregoing, a “Business Combination”) of the Company or any direct or indirect subsidiary of the Company with any other entity, in any case, with respect to which the Company voting securities outstanding immediately prior to such Business Combination do not, immediately following such Business Combination, continue to represent (either by remaining outstanding or being converted into voting securities of the Company or any ultimate parent thereof) more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the Company (or its successor) or any ultimate parent thereof after the Business Combination;

(iv)    The consummation of a sale, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries (on a consolidated basis) in one or a series of related transactions to any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act or Section 14(d)(2) of the Exchange Act) that is not the Company or any Affiliate; or

(v)    Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any portion of an Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules, the transaction or event described in clauses (i), (ii), (iii), (iv) or (v) above with respect to such Award (or portion thereof) must also constitute a “change in control event,” as defined in Treasury Regulation § 1.409A-3(i)(5) to the extent required by the Nonqualified Deferred Compensation Rules.

(h)    “Change in Control Price” means the amount determined in the following clause (i), (ii), (iii), (iv) or (v), whichever the Committee determines is applicable, as follows: (i) the price per share offered to holders of Stock in any merger or consolidation, (ii) the per share Fair Market Value of the Stock immediately before the Change in Control without regard to assets sold in the Change in Control and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, (iii) the amount distributed per share of Stock in a dissolution transaction, (iv) the price per share offered to holders of Stock in any tender offer or exchange offer whereby a Change in Control takes place, or (v) if such Change in Control occurs other than pursuant to a transaction described in clauses (i), (ii), (iii), or (iv) of this Section 2(h), the value per share of the Stock that may otherwise be obtained with respect to such Awards or to which such Awards track, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any transaction described in this Section 2(h) or in Section 8(e) consists of anything other than cash, the Committee shall determine the fair market value of the portion of the consideration offered which is other than cash and such determination by the Committee shall be final, conclusive and binding on all affected Participants to the extent applicable to Awards held by such Participants.

(i)    “Code” means the Internal Revenue Code of 1986, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(j)    “Committee” means a committee of the Board of two or more directors designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist solely of two or more Qualified Members.

(k)    “Dividend Equivalent” means a right, granted to an Eligible Person under Section 6(g), to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(l)    “Effective Date” means [●], 2018.1

(m)    “Eligible Person” means any individual who, as of the date of grant of an Award, is an officer or employee of the Company or of any of its Affiliates, and any other person who provides services to the Company or any of its Affiliates, including directors of the Company; provided, however, that, any such individual must be an “employee” of the Company or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8 if such individual is granted an Award that may result in such individual receiving Stock. An employee on leave of absence may be an Eligible Person.

(n)    “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(o)    “Fair Market Value” of a share of Stock means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported on the stock exchange composite tape on that date (or if no sales occur on such date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter on such date, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded on or preceding the specified date; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate, including the Nonqualified Deferred Compensation Rules. Notwithstanding this definition of Fair Market Value, with respect to one or more Award types, or for any other purpose for which the Committee must determine the Fair Market Value under the Plan, the Committee may elect to choose a different measurement date or methodology for determining Fair Market Value so long as the determination is consistent with the Nonqualified Deferred Compensation Rules and all other applicable laws and regulations.

(p)     “ISO” means an Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(q)    “Nonqualified Deferred Compensation Rules” means the limitations or requirements of Section 409A of the Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

[1]	Note: To be the Closing Date.

(r)    “Nonstatutory Option” means an Option that is not an ISO.

(s)    “Option” means a right, granted to an Eligible Person under Section 6(b), to purchase Stock at a specified price during specified time periods, which may either be an ISO or a Nonstatutory Option.

(t)    “Other Stock-Based Award” means an Award granted to an Eligible Person under Section 6(h).

(u)    “Participant” means a person who has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.

(v)    “Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, join stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust or other organization, whether or not a legal entity, custodian, trustee, executor, administrator, and nominee or entity in a representative capacity.

(w)    “Qualified Member” means a member of the Board who is (i) a “non-employee director” within the meaning of Rule 16b-3(b)(3), and (ii) “independent” under the listing standards or rules of the securities exchange upon which the Stock is traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules.

(x)    “Restricted Stock” means Stock granted to an Eligible Person under Section 6(d) that is subject to certain restrictions and to a risk of forfeiture.

(y)    “Restricted Stock Unit” means a right, granted to an Eligible Person under Section 6(e), to receive Stock, cash or a combination thereof at the end of a specified period or upon the occurrence of an event (which may or may not be coterminous with the vesting schedule of the Award).

(z)    “Rule 16b-3” means Rule 16b-3, promulgated by the SEC under Section 16 of the Exchange Act.

(aa)    “SAR” means a stock appreciation right granted to an Eligible Person under Section 6(c).

(bb)    “SEC” means the Securities and Exchange Commission.

(cc)    “Securities Act” means the Securities Act of 1933, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(dd)    “Stock” means the Company’s Common Stock, par value $0.01 per share, and such other securities as may be substituted (or re-substituted) for Stock pursuant to Section 8.

(ee)    “Stock Award” means unrestricted shares of Stock granted to an Eligible Person under Section 6(f).

(ff)    “Substitute Award” means an Award granted under Section 6(j).

3.    Administration.

(a)    Authority of the Committee. The Plan shall be administered by the Committee except to the extent the Board elects to administer the Plan, in which case references herein to the “Committee” shall be deemed to include references to the “Board.” Subject to the express provisions of the Plan, Rule 16b-3 and other applicable laws, the Committee shall have the authority, in its sole and absolute discretion, to:

(i)    designate Eligible Persons as Participants;

(ii)    determine the type or types of Awards to be granted to an Eligible Person;

(iii)    determine the number of shares of Stock or amount of cash to be covered by Awards;

(iv)    determine the terms and conditions of any Award, including whether, to what extent and under what circumstances Awards may be vested, settled, exercised, cancelled or forfeited (including conditions based on continued employment or service requirements or the achievement of one or more performance goals);

(v)    modify, waive or adjust any term or condition of an Award that has been granted, which may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the Award (for example, from cash to Stock or vice versa), early termination of a performance period, or modification of any other condition or limitation regarding an Award;

(vi)    determine the treatment of an Award upon a termination of employment or other service relationship;

(vii)    impose a holding period with respect to an Award or the shares of Stock received in connection with an Award;

(viii)    interpret and administer the Plan and any Award Agreement;

(ix)    correct any defect, supply any omission or reconcile any inconsistency in the Plan, in any Award, or in any Award Agreement; and

(x)    make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. Any action of the Committee shall be final, conclusive and binding on all Persons, including the Company, its Affiliates, stockholders, Participants, beneficiaries, and permitted transferees under Section 7(a) or other Persons claiming rights from or through a Participant. Notwithstanding anything to the contrary herein, the Board may, in its sole discretion, at any time and from time to time, exercise any and all rights, duties and responsibilities of the Committee under the Plan, including establishing procedures to be followed by the Committee, but excluding matters that under any applicable law, regulation or rule are required to be determined in the sole discretion of the Committee.

(b)    Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to an Eligible Person who is then subject to Section 16 of the Exchange Act in respect of the Company where such action is not taken by the full Board may be taken either (i) by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members, or (ii) by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action; provided, however, that upon such abstention or recusal, the Committee remains composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of the Plan. For the avoidance of doubt, the full Board may take any action relating to an Award granted or to be granted to an Eligible Person who is then subject to Section 16 of the Exchange Act in respect of the Company.

(c)    Delegation of Authority. The Committee may delegate any or all of its powers and duties under the Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant Awards; provided, however, that such delegation does not (i) violate applicable law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to

Participants subject to Section 16 of the Exchange Act in respect of the Company. Upon any such delegation, all references in the Plan to the “Committee,” other than in Section 8, shall be deemed to include any subcommittee or officer of the Company to whom such powers have been properly delegated by the Committee. Any such delegation shall not limit the right of such subcommittee members or such an officer to receive Awards; provided, however, that such subcommittee members and any such officer may not grant Awards to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate, or take any action with respect to any Award previously granted to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate. Any such delegation may be revoked by the Committee at any time. The Committee may also appoint agents who are not executive officers of the Company or members of the Board to assist in administering the Plan, provided, however, that such individuals may not be delegated the authority to grant or modify any Awards that will, or may, be settled in Stock.

(d)    Limitation of Liability. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or any of its Affiliates, the Company’s legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Company or any of its Affiliates acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

(e)    Participants in Non-U.S. Jurisdictions. Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any of its Affiliates operates or has employees, directors or other service providers from time to time, or to ensure that the Company complies with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of the Company’s Affiliates shall be covered by the Plan; (ii) determine which Eligible Persons outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Persons outside the United States to comply with applicable foreign laws or listing requirements of any foreign exchange; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub-plans and/or modifications shall be attached to the Plan as appendices), provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 4(a); and (v) take any action, before or after an Award is granted, that it deems advisable to comply with any applicable governmental regulatory exemptions or approval or listing requirements of any such foreign securities exchange. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

4.    Stock Subject to Plan.

(a)    Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with Section 8, [●]2 shares of Stock are reserved and available for delivery with respect to Awards, and such total number of shares of Stock shall be available for issuance upon the exercise of ISOs.

(b)    Application of Limitation to Grants of Awards. Subject to Section 4(c), no Award may be granted if the number of shares of Stock that may be delivered in connection with such Award exceeds the number of shares of Stock remaining available under the Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

[2]	Note: This figure to equal 10% of outstanding shares.

(c)    Availability of Shares Not Delivered under Awards. If all or any portion of an Award expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated, the shares of Stock subject to such Award (including shares forfeited with respect to Restricted Stock) shall not be considered “delivered shares” under the Plan, shall be available for delivery with respect to Awards, and shall no longer be considered issuable or related to outstanding Awards for purposes of Section 4(b). Notwithstanding the foregoing, (i) the number of shares tendered or withheld in payment of any exercise or purchase price of an Award or taxes relating to an Award, (ii) shares that were subject to an Option or SAR but were not issued or delivered as a result of the net settlement or net exercise of such Option or SAR, and (iii) shares repurchased on the open market with the proceeds of an Option’s exercise price, will not, in each case, be available for delivery with respect to Awards under the Plan. If an Award may be settled only in cash, such Award need not be counted against any share limit under this Section 4.

(d)    Shares Available Following Certain Transactions. Substitute Awards granted in accordance with applicable stock exchange requirements and in substitution or exchange for awards previously granted by a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines shall not reduce the shares authorized for issuance under the Plan or the limitations on grants to non-employee members of the Board under Section 5(b), nor shall shares subject to such Substitute Awards be added to the shares available for issuance under the Plan (whether or not such Substitute Awards are later cancelled, forfeited or otherwise terminated). Additionally, in the event that a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may, if and to the extent determined by the Board and subject to compliance with applicable stock exchange requirements, be used for Awards under the Plan and shall not reduce the shares authorized for issuance under the Plan (and shares subject to such Awards shall not be added to the shares available for issuance under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not, prior to such acquisition or combination, employed by (and who were not non-employee directors or consultants of) the Company or any of its subsidiaries immediately prior to such acquisition or combination.

(e)    Stock Offered. The shares of Stock to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company, or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.

5.    Eligibility; Award Limitations for Non-Employee Members of the Board.

(a)    Awards may be granted under the Plan only to Eligible Persons.

(b)    In each calendar year during any part of which the Plan is in effect, a non-employee member of the Board may not (i) be granted Awards having a grant date fair value (determined pursuant to ASC Topic 718 or such other applicable financial accounting rules) in excess of $600,000 or (ii) receive total compensation (including Awards, retainers and other fees related to service on the Board or committees of the Board, whether paid currently or on a deferred basis and whether paid in cash, Stock or other property) for such non-employee member’s service on the Board in excess of $750,000; provided, that, the limits set forth in this Section 5(b) shall be without regard to grants of Awards, if any, made to a non-employee member of the Board during any period in which such individual was an employee of the Company or of any of its Affiliates or was otherwise providing services to the Company or to any of its Affiliates other than in the capacity as a director of the Company.

6.    Specific Terms of Awards.

(a)    General. Awards may be granted on the terms and conditions set forth in this Section 6. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with any other Award. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10), such additional terms, conditions and restrictions, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion. Without limiting the scope of the preceding sentence, the Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance goals applicable to an Award, and any such performance goals may differ among Awards granted to any one Participant or to different Participants. To the extent provided in an Award Agreement, the Committee may exercise its discretion to reduce or increase the amounts payable under any Award.

(b)    Options. The Committee is authorized to grant Options, which may be designated as either ISOs or Nonstatutory Options, to Eligible Persons on the following terms and conditions and such additional terms, conditions and restrictions, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion:

(i)    Exercise Price. Each Award Agreement evidencing an Option shall state the exercise price per share of Stock (the “Exercise Price”) established by the Committee; provided, however, that except as provided in Section 6(j) or in Section 8, the Exercise Price of an Option shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any of its subsidiaries, 110% of the Fair Market Value per share of the Stock on the date of grant).

(ii)    Time and Method of Exercise; Other Terms. The Committee shall determine the methods by which the Exercise Price may be paid or deemed to be paid, the form of such payment, including cash or cash equivalents, Stock (including previously owned shares or through a cashless exercise, i.e., “net settlement”, a broker-assisted exercise, or other reduction of the amount of shares otherwise issuable pursuant to the Option), other Awards or awards granted under other plans of the Company or any Affiliate, other property, or any other legal consideration the Committee deems appropriate (including notes or other contractual obligations of Participants to make payment on a deferred basis), the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants, including the delivery of Restricted Stock subject to Section 6(d), and any other terms and conditions of any Option. In the case of an exercise whereby the Exercise Price is paid with Stock, such Stock shall be valued based on the Stock’s Fair Market Value as of the date of exercise. No Option may be exercisable for a period of more than ten years following the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any of its subsidiaries, for a period of more than five years following the date of grant of the ISO); provided, that if the period to exercise the Option (other than in the case of an ISO) would expire at a time when trading in the shares of Stock is prohibited by the Company’s insider trading policy (or any Company-imposed “blackout period”) or any applicable law, then the period to exercise the Option shall be automatically extended until the 30th day following the expiration of such prohibition.

(iii)    ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. ISOs may only be granted to Eligible Persons who are employees of the Company or employees of a parent or any subsidiary corporation of the Company (within the meaning of Sections 424(e) and (f) of the Code). Except as otherwise provided in Section 8, no term of the Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten years after the earlier of the adoption of the Plan or the approval of the Plan by the Company’s stockholders. Notwithstanding the foregoing, to the extent that the aggregate Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) subject to any other incentive stock options of the Company or a parent or subsidiary corporation (within the meaning of Sections 424(e) and (f) of the Code) that are exercisable for the first time by a Participant during any calendar year exceeds $100,000, or such other amount as may be prescribed under Section 422 of the Code, such excess shall be treated as Nonstatutory Options in accordance with the Code. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISO is granted. If a Participant shall make any disposition of shares of Stock issued pursuant to an ISO under the circumstances described in Section 421(b) of the Code (relating to disqualifying dispositions), the Participant shall notify the Company of such disposition within the time provided to do so in the applicable Award Agreement.

(c)    SARs. The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions and such additional terms, conditions and restrictions, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion:

(i)    Right to Payment. An SAR is a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee.

(ii)    Grant Price. Each Award Agreement evidencing an SAR shall state the grant price per share of Stock established by the Committee; provided, however, that except as provided in Section 6(j) or in Section 8, the grant price per share of Stock subject to an SAR shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the SAR.

(iii)    Method of Exercise and Settlement; Other Terms. The Committee shall determine the form of consideration payable upon settlement, the method by or forms in which Stock (if any) will be delivered or deemed to be delivered to Participants, and any other terms and conditions of any SAR. SARs may be either free-standing or granted in tandem with other Awards. No SAR may be exercisable for a period of more than ten years following the date of grant of the SAR; provided, that if the period to exercise the SAR would expire at a time when trading in the shares of Stock is prohibited by the Company’s insider trading policy (or any Company-imposed “blackout period”) or any applicable law, then the period to exercise the SAR shall be automatically extended until the 30th day following the expiration of such prohibition

(iv)    Rights Related to Options. An SAR granted in connection with an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount determined by multiplying (A) the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by (B) the number of shares as to which that SAR has been exercised. The Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms and conditions of the Award Agreement governing the Option, which shall provide that the SAR is exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferrable.

(d)    Restricted Stock. The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions and such additional terms, conditions and restrictions, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion:

(i)    Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose. Except as provided in Section 7(a)(iii) and Section 7(a)(iv), during the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hedged, hypothecated, margined or otherwise encumbered by the Participant.

(ii)    Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee may allow a Participant to elect, or may require, that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards or deferred without interest to the date of vesting of the associated Award of Restricted Stock. Unless otherwise determined by the Committee and specified in the applicable Award Agreement, Stock distributed in connection with a Stock split or a Stock dividend, and other property (other than cash) distributed as a dividend, in each case, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e)    Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Eligible Persons on the following terms and conditions and such additional terms, conditions and restrictions, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion:

(i)    Award and Restrictions. Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose.

(ii)    Settlement. Settlement of vested Restricted Stock Units shall occur upon vesting or upon expiration of the deferral period specified for such Restricted Stock Units by the Committee (or, if permitted by the Committee, as elected by the Participant). Restricted Stock Units shall be settled by delivery of (A) a number of shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or (B) cash in an amount equal to the Fair Market Value of the specified number of shares of Stock equal to the number of Restricted Stock Units for which settlement is due, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(f)    Stock Awards. The Committee is authorized to grant Stock Awards to Eligible Persons as a bonus, as additional compensation, or in lieu of cash compensation any such Eligible Person is otherwise entitled to receive, in such amounts and subject to such other terms and conditions, not inconsistent with the provisions of the Plan, as the Committee in its discretion determines to be appropriate.

(g)    Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Eligible Persons, entitling any such Eligible Person to receive cash, Stock, other Awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Stock on such terms, conditions and restrictions, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award (other than an Award of Restricted Stock or a Stock Award). The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or at a later specified date and, if distributed at a later date, may be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles or accrued in a bookkeeping account without interest, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. With respect to Dividend Equivalents granted in connection with another Award, absent a contrary provision in the Award Agreement, such Dividend Equivalents shall be subject to the same restrictions and risk of forfeiture as the Award with respect to which the dividends accrue and shall not be paid unless and until such Award has vested and been earned.

(h)    Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of, or the performance of, specified Affiliates of the Company. The Committee shall determine the terms, conditions and restrictions of such Other Stock-Based Awards, not inconsistent with the provisions of the Plan, as the Committee shall determine in its sole discretion.

Stock delivered pursuant to an Other-Stock Based Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Stock, other Awards, or other property, as the Committee shall determine.

(i)    Cash Awards. The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award under the Plan to Eligible Persons in such amounts and subject to such other terms, conditions and restrictions, not inconsistent with the provisions of the Plan, as the Committee in its discretion determines to be appropriate.

(j)    Substitute Awards. Awards may be granted in substitution or exchange for any other Award granted under the Plan or under another plan of the Company or an Affiliate or any other right of an Eligible Person to receive payment from the Company or an Affiliate. Awards may also be granted under the Plan in substitution for awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate. Such Substitute Awards referred to in the immediately preceding sentence that are Options or SARs may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the Nonqualified Deferred Compensation Rules and other applicable laws and exchange rules.

(k)    No Repricing. Except as provided in Section 6(j) or in Section 8, without the approval of the stockholders of the Company, the terms of outstanding Awards may not be amended to (i) reduce the Exercise Price or grant price of an outstanding Option or SAR, (ii) grant a new Option, SAR or other Award in substitution for, or upon the cancellation of, any previously granted Option or SAR that has the effect of reducing the Exercise Price or grant price thereof, (iii) exchange any Option or SAR for Stock, cash or other consideration when the Exercise Price or grant price per share of Stock under such Option or SAR equals or exceeds the Fair Market Value of a share of Stock or (iv) take any other action that would be considered a “repricing” of an Option or SAR under the applicable listing standards of the national securities exchange on which the Stock is listed (if any).

7.    Certain Provisions Applicable to Awards.

(a)    Limit on Transfer of Awards.

(i)    Except as provided in Sections 7(a)(iii) and (iv), each Option and SAR shall be exercisable only by the Participant during the Participant’s lifetime, or by the Person to whom the Participant’s rights shall pass by will or the laws of descent and distribution. Notwithstanding anything to the contrary in this Section 7(a), an ISO shall not be transferable other than by will or the laws of descent and distribution.

(ii)    Except as provided in Sections 7(a)(i), (iii) and (iv), no Award, other than a Stock Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.

(iii)    To the extent specifically provided by the Committee, an Award may be transferred by a Participant without consideration to immediate family members or related family trusts, limited partnerships or similar entities or on such terms and conditions as the Committee may from time to time establish.

(iv)    An Award may be transferred pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of a written request for such transfer and a certified copy of such order.

(b)    Form and Timing of Payment under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or any of its Affiliates upon the exercise or settlement of an Award may be made in such forms as the Committee shall determine in its discretion, including cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis (which may be required by the Committee or permitted at the election of the Participant on terms and conditions established by the Committee); provided, however, that any such deferred or installment payments will be set forth in the Award Agreement. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.

(c)    Evidencing Stock. The Stock or other securities of the Company delivered pursuant to an Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including in the form of a certificate issued in the name of the Participant or by book entry, electronic or otherwise, and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Stock or other securities are then listed, and any applicable laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. Further, if certificates representing Restricted Stock are registered in the name of the Participant, the Company may retain physical possession of the certificates and may require that the Participant deliver a stock power to the Company, endorsed in blank, related to the Restricted Stock.

(d)    Consideration for Grants. Awards may be granted for such consideration, including services, as the Committee shall determine, but shall not be granted for less than the minimum lawful consideration.

(e)    Additional Agreements. Each Eligible Person to whom an Award is granted under the Plan may be required to agree in writing, as a condition to the grant of such Award or otherwise, to subject an Award that is exercised or settled following such Eligible Person’s termination of employment or service to a general release of claims and/or a noncompetition or other restrictive covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.

8.    Subdivision or Consolidation; Recapitalization; Change in Control; Reorganization.

(a)    Existence of Plans and Awards. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(b)    Additional Issuances. Except as expressly provided herein, the issuance by the Company of shares of stock of any class, including upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share of Stock, if applicable.

(c)    Subdivision or Consolidation of Shares. The terms of an Award and the share limitations under the Plan shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:

(i)    If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for delivery with respect to Awards and applicable limitations with respect to Awards provided in Section 4(a) and Section 5(b) (other than cash limits) shall be increased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be increased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(ii)    If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for delivery with respect to Awards and applicable limitations with respect to Awards provided in Section 4(a) and Section 5(b) (other than cash limits) shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(d)    Recapitalization. In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would be considered an “equity restructuring” within the meaning of ASC Topic 718 and, in each case, that would result in an additional compensation expense to the Company pursuant to the provisions of ASC Topic 718, if adjustments to Awards with respect to such event were discretionary or otherwise not required (each such an event, an “Adjustment Event”), then the Committee shall equitably adjust (i) the aggregate number or kind of shares that thereafter may be delivered under the Plan, (ii) the number or kind of shares or other property (including cash) subject to an Award, (iii) the terms and conditions of Awards, including the purchase price, grant price or Exercise Price of Awards and performance goals, as applicable, and (iv) the applicable limitations with respect to Awards provided in Section 4(a) and Section 5(b) (other than cash limits) to equitably reflect such Adjustment Event (“Equitable Adjustments”). In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would not be considered an Adjustment Event, and is not otherwise addressed in this Section 8, the Committee shall have complete discretion to make Equitable Adjustments (if any) in such manner as it deems appropriate with respect to such other event.

(e)    Change in Control. Except to the extent otherwise provided in any applicable Award Agreement, vesting of any Award shall not occur solely upon the occurrence of a Change in Control and, in the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any holder, may exercise any power enumerated in Section 3 (including the power to accelerate vesting, waive any forfeiture conditions or otherwise modify or adjust any other condition or limitation regarding an Award) and may also effect one or more of the following alternatives, which may vary among individual holders and which may vary among Awards held by any individual holder:

(i)    accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of holders thereunder shall terminate;

(ii)    redeem in whole or in part outstanding Awards by requiring the mandatory surrender to the Company by selected holders of some or all of the outstanding Awards held by such holders (irrespective of whether such Awards are then vested or exercisable) as of a date, specified by the Committee, in which event the Committee shall thereupon cancel such Awards and pay to each holder an amount of cash or other consideration per Award (other than a Dividend Equivalent or Cash Award, which the Committee may separately require to be surrendered in exchange for cash or other consideration determined by the Committee in its discretion) equal to the Change in Control Price, less the Exercise Price with respect to an Option and less the grant price with respect to a SAR, as applicable to such Awards; provided, however, that to the extent the Exercise Price of an Option or the grant price of an SAR equals or exceeds the Change in Control Price, such Award may be cancelled for no consideration;

(iii)    cancel Awards that remain subject to a restricted period as of the date of a Change in Control without payment of any consideration to the Participant for such Awards; or

(iv)    make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control (including the substitution, assumption, or continuation of Awards by the successor company or a parent or subsidiary thereof);

provided, however, that so long as the event is not an Adjustment Event, the Committee may determine in its sole discretion that no adjustment is necessary to Awards then outstanding. If an Adjustment Event occurs, this Section 8(e) shall only apply to the extent it is not in conflict with Section 8(d).

(f)    Any adjustment provided under this Section 8 may provide, in the Committee’s sole discretion, for the elimination of any fractional share of Stock that might otherwise become subject to an Award.

9.    General Provisions.

(a)    Tax Withholding. The Company and any of its Affiliates are authorized to withhold from any Award granted, or any payment relating to an Award, including from a distribution of Stock, taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Affiliates and Participants to satisfy the payment of withholding taxes and other tax obligations relating to any Award in such amounts as may be determined by the Committee. The Committee shall determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, Stock (including previously owned shares, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate. Any determination made by the Committee to allow a Participant who is subject to Rule 16b-3 to pay taxes with shares of Stock through net settlement or previously owned shares shall be approved by either a committee made up of solely two or more Qualified Members or the full Board. If such tax withholding amounts are satisfied through net settlement or previously owned shares, the maximum number of shares of Stock that may be so withheld or surrendered shall be the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to such Award, as determined by the Committee.

(b)    Limitation on Rights Conferred under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Affiliates, (ii) interfering in any way with the right of the Company or any of its Affiliates to terminate any Eligible Person’s or Participant’s employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(c)    Relationship to Other Benefits. No Award or payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any Affiliate except as otherwise specifically provided in such other plan or as required by applicable law.

(d)    Governing Law; Submission to Jurisdiction. All questions arising with respect to the provisions of the Plan and Awards shall be determined by application of the laws of the State of Delaware, without giving effect to any conflict of law provisions thereof, except to the extent Delaware law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock. With respect to any claim or dispute related to or arising under the Plan, the Company and each Participant who accepts an Award hereby consent to the exclusive jurisdiction, forum and venue of the state and federal courts located in Houston, Texas. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

(e)    Severability and Reformation. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect. If any of the terms or provisions of the Plan or any Award Agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Eligible Persons who are subject to Section 16 of the Exchange Act) or Section 422 of the Code (with respect to ISOs), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or Section 422 of the Code, in each case, only to the extent Rule 16b-3 and such sections of the Code are applicable. With respect to ISOs, if the Plan does not contain any provision required to be included herein under Section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an ISO cannot so qualify, that Option (to that extent) shall be deemed a Nonstatutory Option for all purposes of the Plan.

(f)    Unfunded Status of Awards; No Trust or Fund Created. The Plan is intended to constitute an “unfunded” plan for certain incentive awards. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Affiliate.

(g)    Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable. Nothing contained in the Plan shall be construed to prevent the Company or any of its Affiliates from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No employee, beneficiary or other Person shall have any claim against the Company or any of its Affiliates as a result of any such action.

(h)    Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be cancelled, terminated, or otherwise eliminated with or without consideration.

(i)    Interpretation. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and, where appropriate, the plural shall include the singular and the singular shall include the plural. In the event of any conflict between the terms and conditions of an Award Agreement and the Plan, the provisions of the Plan shall control. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

(j)    Facility of Payment. Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(k)    Conditions to Delivery of Stock. Nothing herein or in any Award Agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company (if the Company has requested such an opinion), constitute a violation of the Securities Act, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, each Participant who receives an Award under the Plan shall not sell or otherwise dispose of Stock that is acquired upon grant, exercise or vesting of an Award in any manner that would constitute a violation of any applicable federal or state securities laws, the Plan or the rules, regulations or other requirements of the SEC or any stock exchange upon which the Stock is then listed. At the time of any exercise of an Option or SAR, or at the time of any grant of any other Award, the Company may, as a condition precedent to the exercise of such Option or SAR or settlement of any other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder’s intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company (if the Company has requested such an opinion), may be necessary to ensure that any disposition by that holder (or in the event of the holder’s death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association, as then in effect. Stock or other securities shall not be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including any Exercise Price, grant price, or tax withholding) is received by the Company.

(l)    Section 409A of the Code. It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from the Nonqualified Deferred Compensation Rules, and Awards will be operated and construed accordingly. Neither this Section 9(l) nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, exercise, settlement, or sale of any Award (or the Stock underlying such Award) granted hereunder, and should not be interpreted as such. In no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with the Nonqualified Deferred Compensation Rules. Notwithstanding any provision in the Plan or an Award Agreement to the contrary, in the event that a “specified employee” (as defined under the Nonqualified Deferred Compensation Rules) becomes entitled to a payment under an Award that would be subject to additional taxes and interest under the Nonqualified Deferred Compensation Rules if the Participant’s receipt of such payment or benefits is not delayed until the earlier of (i) the date of the Participant’s death, or (ii) the date that is six months after the Participant’s “separation from service,” as defined under the Nonqualified Deferred Compensation Rules (such date, the “Section 409A Payment Date”), then such payment or benefit shall not be provided to the Participant until the Section 409A Payment Date. Any amounts subject to the preceding sentence that would otherwise be payable prior to the Section 409A Payment Date will be aggregated and paid in a lump sum without interest on the Section 409A Payment Date. The applicable provisions of the Nonqualified Deferred Compensation Rules are hereby incorporated by reference and shall control over any Plan or Award Agreement provision in conflict therewith.

(m)    Clawback. The Plan and all Awards granted hereunder are subject to any written clawback policies that the Company, with the approval of the Board or an authorized committee thereof, may adopt either prior to or following the Effective Date, including any policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the SEC and that the Company determines should apply to Awards. Any such policy may subject a Participant’s Awards and amounts paid or realized with respect to Awards to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy.

(n)    Status under ERISA. The Plan shall not constitute an “employee benefit plan” for purposes of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(o)    Plan Effective Date and Term. The Plan was adopted by the Board to be effective on the Effective Date. No Awards may be granted under the Plan on and after the tenth anniversary of the Effective Date, which is [●], 2028. However, any Award granted prior to such termination (or any earlier termination pursuant to Section 10), and the authority of the Board or Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award in accordance with the terms of the Plan, shall extend beyond such termination until the final disposition of such Award.

10.    Amendments to the Plan and Awards. The Committee may (a) amend, alter, suspend, discontinue or terminate any Award or Award Agreement or (b) amend or alter the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan, including any increase in any share limitation, shall be subject to the approval of the Company’s stockholders not later than the annual meeting next following such Committee action if such stockholder approval is required by any applicable law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Committee may otherwise, in its discretion, determine to submit other changes to the Plan to stockholders for approval; provided, that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Board may (i) amend, alter, suspend, discontinue or terminate the Committee’s authority to grant Awards or (ii) amend, alter, suspend, discontinue or terminate the Plan; provided, that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. For purposes of clarity, any adjustments made to Awards pursuant to Section 8 will be deemed not to materially and adversely affect the rights of any Participant under any previously granted and outstanding Award and therefore may be made without the consent of affected Participants.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The discussion below summarizes the material indemnification provisions of the New Talos Charter and Bylaws and Sections 102(b)(7) and 145 of the DGCL.

Section 145 of the DGCL provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents or persons who are or were serving at the request of the corporation as directors, officers, employees or agents of another entity. Indemnification is allowed in connection with threatened, pending, or completed actions, suits, or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, brought against them by reason of the fact that they were or are directors, officers, employees, or agents, for expenses, judgments and fines, and amounts paid in settlement actually and reasonably incurred in any action, suit, or proceeding if: (i) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful. Indemnification is also allowed in connection with any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that a corporation cannot indemnify them if they have been adjudged to be liable to the corporation unless the Court of Chancery or the court in which the action or suit was brought shall determine upon application that they are fairly and reasonably entitled to indemnity for such expenses. Section 145 of the DGCL also requires a Delaware corporation to indemnify a present or former officer or director against any expenses (including attorneys’ fees) actually and reasonably incurred by such person if he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein.

Article VII of the New Talos Charter together with Article VI of the New Talos Bylaws provide for mandatory indemnification of each person who was or is made a party to or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative because:

•	the person is or was or has agreed to become a director or officer of New Talos; or

•	is a person who, while a director or officer of New Talos, is or was serving at the request of New Talos as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of the New Talos Charter and Bylaws were adopted or as it may be amended. However, except for proceedings to enforce rights to indemnification or advancement, New Talos will only indemnify any person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the New Talos Board.

Article VII of the New Talos Charter and Article VI of the New Talos Bylaws provide for the advancement of reasonable expenses (including, without limitation, attorneys’ fees) reasonably incurred by any indemnified person; provided, however, that the person to whom expenses are advanced shall deliver to New Talos a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under the New Talos Bylaws and a written undertaking to repay all amounts advanced if it is ultimately determined that such indemnified person is not entitled to be indemnified.

Article VII of the New Talos Charter and Article VI of the New Talos Bylaws expressly provide that they are not the exclusive methods of indemnification.

Section 145 of the DGCL provides that a Delaware corporation has the power to purchase and maintain insurance on behalf of its directors, officers, employees or agents against liabilities asserted against such person in his or her capacity or arising out of his or her status as a director, officer, employee or agent of the company. A Delaware corporation has this power whether or not the corporation has the power to indemnify such person against the liability under Section 145 of the DGCL.

Article VI of the New Talos Bylaws provides that New Talos may purchase and maintain insurance, at its own expense, to protect itself and any director or officer of New Talos or of another entity against any expense, liability or loss. This insurance coverage may be maintained regardless of whether New Talos would have the power to indemnify the person against the expense, liability or loss under the New Talos Bylaws.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, that provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, relating to liability for unlawful acquisitions or redemptions of, or payment of dividends on, capital stock; or

•	for any transaction from which the director derived an improper personal benefit.

Article VII of the New Talos Charter contains this type of provision.

The foregoing statements are subject to the detailed provisions of Sections 145 and 102 of the DGCL and the New Talos Charter and Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling New Talos pursuant to the foregoing provisions, or otherwise, New Talos has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered

(if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the consent solicitation statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description

2.1**#	Transaction Agreement, dated as of November 21, 2017, by and among Stone Energy Corporation, Sailfish Energy Holdings Corporation, Sailfish Merger Sub Corporation, Talos Energy LLC and Talos Production LLC

3.1***	Form of Amended and Restated Certificate of Incorporation of Sailfish Energy Holdings Corporation

3.2**	Form of Amended and Restated Bylaws of Sailfish Energy Holdings Corporation

4.2**	Form of Stock Certificate for Common Stock of Sailfish Energy Holdings Corporation

5.1***	Legal Opinion of Akin Gump Strauss Hauer & Feld LLP

8.1***	Tax Opinion of Akin Gump Strauss Hauer & Feld LLP

10.1**	Voting Agreement, dated as of November 21, 2017, by and among Talos Energy LLC, Stone Energy Corporation, Franklin Advisers, Inc., as investment manager on behalf of the company stockholders listed therein and, solely for purposes of Section 11, Franklin Advisers, Inc., as investment manager on behalf of JNL/Franklin Templeton Income Fund and FT Opportunistic Destressed Fund, LTD.

10.2**	Voting Agreement, dated as of November 21, 2017, by and among Talos Energy LLC, Stone Energy Corporation and MacKay Shields LLC, in its capacity as investment manager on behalf of the company stockholders and, to the extent expressly set forth therein, in its individual capacity

10.3**	Support Agreement, dated as of November 21, 2017, by and among Stone Energy Corporation, Sailfish Energy Holdings Corporation, Apollo Management VII, L.P., Apollo Commodities Management, L.P., with respect to Series I, and Riverstone Energy Partners V, L.P.

10.4**	Debt Exchange Agreement, dated as of November 21, 2017, by and among Talos Production LLC, Talos Production Finance Inc., Stone Energy Corporation, Sailfish Energy Holdings Corporation and the lenders and noteholders listed on the schedules thereto

10.5**	Form of Stockholders’ Agreement, among Sailfish Energy Holdings Corporation, Apple Green Energy Feeder LLC, Apple Bondholder, Ride Green Energy Feeder LLC, and Ride Bondholder

10.6**	Form of Registration Rights Agreement, by and between Sailfish Energy Holdings Corporation, Apple Green Energy Feeder LLC, Apple Bondholder, Ride Green Energy Feeder LLC, Ride Bondholder, Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts, and MacKay Shields LLC, as investment manager on behalf of certain of its clients

10.7****	Talos Energy, Inc. Long Term Incentive Plan

10.8***	Contract for the Exploration and Extraction of Hydrocarbons under Production Sharing Modality (Contract Area 2), dated as of September 4, 2015, by and among the National Hydrocarbons Commission, Sierra O&G Exploración y Producción, S. de R.L. de C.V., Talos Energy Offshore México 2, S. de R.L. de C.V. and Premier Oil Exploration and Production Mexico, S.A. de C.V.

10.9***	Contract for the Exploration and Extraction of Hydrocarbons under Production Sharing Modality (Contract Area 7), dated as of September 4, 2015, by and among the National Hydrocarbons Commission, Sierra O&G Exploración y Producción, S. de R.L. de C.V., Talos Energy Offshore México 2, S. de R.L. de C.V. and Premier Oil Exploration and Production Mexico, S.A. de C.V.

10.10****	Employment Agreement, dated as of February 3, 2012, by and between Talos Energy Operating Company LLC and Timothy S. Duncan

10.11****	Employment Agreement, dated as of February 3, 2012, by and between Talos Energy Operating Company LLC and Stephen E. Heitzman

1

Exhibit Number	Description

10.12****	Employment Agreement, dated as of February 3, 2012, by and between Talos Energy Operating Company LLC and John A. Parker

10.13****	Employment Agreement, dated as of March 14, 2016, by and between Talos Energy Operating Company LLC and Michael L. Harding II

10.14****	Employment Agreement, dated as of August 30, 2013, by and between Talos Energy Operating Company LLC and William S. Moss III

21.1**	List of Subsidiaries

23.1***	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 5.1)

23.2****	Consent of Ernst & Young LLP

23.3****	Consent of Ernst & Young LLP

23.4****	Consent of Netherland, Sewell & Associates, Inc.

23.5****	Consent of Netherland, Sewell & Associates, Inc.

23.6****	Consent of Netherland, Sewell & Associates, Inc.

23.7****	Consent of Netherland, Sewell & Associates, Inc.

23.8****	Consent of Ryder Scott Company, L.P.

99.1***	Form of Written Consent

99.2****	Consent of Petrie Partners Securities, LLC

99.3*	Consent of Timothy S. Duncan

99.4*	Consent of Gregory A. Beard

99.5*	Consent of Christine Hommes

99.6*	Consent of Robert M. Tichio

99.7*	Consent of Olivia C. Wassenaar

99.8*	Consent of Neal P. Goldman

99.9*	Consent of John “Brad” Juneau

99.10*	Consent of James M. Trimble

99.11*	Consent of Charles M. Sledge

99.12***	Netherland, Sewell & Associates, Inc. reserve report for Talos Energy LLC as of December 31, 2017

99.13*	Netherland, Sewell & Associates, Inc. reserve report for Talos Energy LLC as of December 31, 2016

99.14*	Netherland, Sewell & Associates, Inc. reserve report for Talos Energy LLC as of December 31, 2015

99.15*	Ryder Scott Company, L.P. reserve report for Talos Energy LLC as of December 31, 2015

*	Previously filed with the Registration Statement on Form S-4, File No. 333-222341 on December 29, 2017.
**	Previously filed with Amendment No.1 to the Registration Statement on Form S-4, File No. 333-222341 on February 9, 2017.
***	Previously filed with Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-222341 on March 15, 2018.
****	Filed herewith.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

2

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on March 29, 2018.

Sailfish Energy Holdings Corporation

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ James M. Trimble James M. Trimble	Interim Chief Executive Officer and President and Director	March 29, 2018

/s/ Lisa S. Jaubert Lisa S. Jaubert	General Counsel and Secretary and Director	March 29, 2018